FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August 2014

Commission File Number: 001-14930

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

This Report on Form 6-K with respect to our Interim Financial Statements and Notes thereon for the six-month period ended June 30, 2014 is hereby incorporated by reference in the following HSBC Holdings plc registration statements: file numbers 333-10474, 333-92024, 333-102027, 333-103887, 333-104203, 333-109288, 333-113427, 333-127327, 333-126531, 333-135007, 333-143639, 333-145859, 333-155338, 333-158054, 333-158065, 333-162565, 333-17025, 333-176732, 333-180288, 333-183806 and 333-197839.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this interim report on its behalf.

HSBC Holdings plc

By:	/s/ Iain J Mackay
Name: Iain J Mackay
Title: Group Finance Director

Dated: 7 August 2014

HSBC HOLDINGS PLC

Interim Report 2014

Certain defined terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refer to HSBC Holdings together with its subsidiaries. Within this document, the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary shares and those preference shares classified as equity. The abbreviations ‘US$m’ and ‘US$bn’ represent millions and billions (thousands of millions) of US dollars, respectively.

Interim financial statements and notes

HSBC’s Interim Consolidated Financial Statements and Notes thereon, as set out on pages 206 to 268, have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Conduct Authority and International Accounting Standard (‘IAS’) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the European Union (‘EU’). The consolidated financial statements of HSBC at 31 December 2013 were prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the IASB, and as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2013, there were no unendorsed standards effective for the year ended 31 December 2013 affecting the consolidated financial statements at that date, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC’s financial statements for the year ended 31 December 2013 were prepared in accordance with IFRSs as issued by the IASB. At 30 June 2014, there were no unendorsed standards effective for the period ended 30 June 2014 affecting these interim consolidated financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.

HSBC uses the US dollar as its presentation currency because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts and funds its business. Unless otherwise stated, the information presented in this document has been measured in accordance with IFRSs.

When reference to ‘underlying’ is made in tables or commentaries, the comparative information has been expressed at constant currency (see page 19), the impact of fair value movements in respect of credit spread changes on HSBC’s own debt has been eliminated and the effects of acquisitions, disposals and dilutions have been adjusted as reconciled on page 22. Underlying return on risk-weighted assets (‘RoRWA’) is defined and reconciled on page 43.

1	Detailed contents are provided on the referenced pages.

Cover images: internationalisation of the renminbi

The images show the views from HSBC’s head offices in Shanghai, Hong Kong and London – the three cities that are key to the development of China’s currency, the renminbi (‘RMB’). The growth of the RMB is set to be a defining theme of the 21st century. HSBC has RMB capabilities in over 50 countries and territories worldwide, where our customers can count on an expert service.

HSBC HOLDINGS PLC

Overview

Who we are

HSBC is one of the largest banking and financial services organisations in the world.

Customers:

52 million

Served by:

256,000 employees

Through four global businesses:

Retail Banking and Wealth Management

Commercial Banking

Global Banking and Markets

Global Private Banking

Located in:

74 countries and territories

Across five geographical regions:

Europe

Asia

Middle East and North Africa

North America

Latin America

Offices:

Over 6,200

Global headquarters:

London

Market capitalisation:

US$193 billion

Listed on stock exchanges in:

London

Hong Kong

New York

Paris

Bermuda

Shareholders:

216,000 in 129 countries and territories

Our purpose

Our purpose is to be where the growth is, connecting customers to opportunities, enabling businesses to thrive and economies to prosper, and ultimately helping people to fulfil their hopes and realise their ambitions.

Our strategic priorities

We aim to be the world’s leading and most respected international bank. We will achieve this by focusing on the needs of our customers and the societies we serve, thereby delivering long-term sustainable value to all our stakeholders.

We have established three interconnected and equally weighted priorities for 2014 to 2016 to help us deliver our strategy:

•	grow the business and dividends;

•	implement Global Standards; and

•	streamline processes and procedures.

Each priority is interrelated, complementary and underpinned by initiatives within our day-to-day business. Together they create value for our customers and shareholders, and contribute to the long-term sustainability of HSBC.

How we measure performance

We track our progress in implementing our strategy with a range of financial and non-financial objectives which are set within the context of the risk appetite and strategic direction agreed by the Board. Specific targets have been set for the period 2014 to 2016 at both a Group level and for each of our global businesses and regions.

Rewarding performance

The remuneration of all staff within the Group, including executive Directors, is based on the achievement of financial and non-financial objectives, which are aligned with the Group’s strategy. To be considered for a variable pay award, an individual must have fully complied with HSBC Values.

HSBC HOLDINGS PLC

Overview (continued)

Highlights

•	Profit before tax was down 12% at US$12.3bn on a reported basis. Underlying profit before tax was down 4% at US$12.6bn.
•	We continued to implement our three strategic priorities to grow the business and dividends, implement our Global Standards programme, and streamline our processes and procedures.
•	CRD IV end point basis common equity tier 1 ratio was 11.3%, 0.4% higher than at the end of 2013.

For the half-year to 30 June 2014

Profit before taxation (Reported basis) (US$bn)	Underlying profit before taxation (US$bn)	Profit attributable to the ordinary shareholders of the parent company (US$bn)	Earnings per share (US$)

Dividends per ordinary share (in respect of period) [1] (US$)	Dividend payout ratio (%)	Cost efficiency ratio[2] (%)	Loan impairment charges to total operating income (%)

At 30 June 2014

Total equity (US$bn)	Total assets (US$bn)	Loans and advances to customers[3] (US$bn)	Customer accounts[3] (US$bn)

For footnotes, see page 96.

HSBC HOLDINGS PLC

Overview (continued)

Annualised return on average ordinary shareholders’ equity[4] (%) Half-year to:	Post-tax return on average total assets (%) Half-year to:	Ratio of customer advances to customer accounts[3] (%)

Capital, leverage and return ratios

Common equity tier 1 ratio (end point) (%)	Common equity tier 1 ratio (year 1 transition) (%)	Total capital ratio (year 1 transition) (%)	Risk-weighted assets (US$bn)

Core tier 1 ratio (%)	Total capital ratio (%)	Risk-weighted assets (US$bn)

Pre-tax return on average RWAs[6] (%) Half-year to:	Estimated leverage ratio[7] (%)

Share information at 30 June 2014

		Closing market price
US$0.50 ordinary shares in issue 19,071m 30 Jun 2013: 18,627m 31 Dec 2013: 18,830m	Market capitalisation US$193bn 30 Jun 2013: US$196bn 31 Dec 2013: US$207bn	London £5.93 30 Jun 2013: £6.82 31 Dec 2013: £6.62	Hong Kong HK$78.60 30 Jun 2013: HK$81.25 31 Dec 2013: HK$84.15	American Depositary Share[8] US$50.80 30 Jun 2013: US$51.90 31 Dec 2013: US$55.13

		Total shareholder return[9]
		Over 1 year	Over 3 years	Over 5 years

To 30 June 2014		92	112	149
Benchmark:
– MSCI Banks[10]		110	126	164

For footnotes, see page 96.

HSBC HOLDINGS PLC

Overview (continued)

Cautionary statement regarding forward-looking statements

The Interim Report 2014 contains certain forward-looking statements with respect to HSBC’s financial condition, results of operations and business.

Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:

•

changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions;

and consumer perception as to the continuing availability of credit and price competition in the market segments we serve;

•

changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of current market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms; and

•

factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; and our success in addressing operational, legal and regulatory, and litigation challenges, notably compliance with the DPAs.

3a

HSBC HOLDINGS PLC

Overview (continued)

Group Chairman’s Statement

In the first half of 2014, against a backdrop of continuing low interest rates and reduced financial market volumes, HSBC produced a suitably well-balanced financial performance. This was achieved while continuing to invest significant time and resources in reshaping the Group to meet the heightened and evolving expectations of our regulators and of the communities we serve. At a time of residual concerns over the sustainability of economic growth in many major markets and with heightened geopolitical tensions apparent, the Board supported management’s view that this was not the time to expand risk appetite to offset the effect of lower revenues arising from business disposals and legacy portfolio run-off.

Pre-tax profits on a reported basis were US$12.3bn, US$1.7bn or 12% less than in the first half of 2013. On an underlying basis, profit before tax was 4% behind the comparable period, with the major business contributor being lower revenues from traded markets. Earnings per ordinary share were US$0.50 (2013: US$0.54), amply covering the first two dividends in respect of 2014 of US$0.20, which were consistent with those of last year at the same stage.

These results illustrate the challenge of funding a considerable expansion of Risk and Compliance resources as well as the operational and structural changes needed to address new regulatory and public policy requirements at a time of limited revenue growth opportunities. That we have been able to hold growth in underlying costs to 2% is attributable to further good progress with regard to systems and process re-engineering and simplification, as well as continuing cost discipline.

Business disposals and portfolio run-off do, however, contribute positively to internal capital generation. This, together with capital generated from operating performance and the benefit of scrip dividends, contributed to a further strengthening of the Group’s capital position. At 30 June 2014, our end point common equity tier 1 ratio improved to 11.3% compared with 10.9% at the beginning of the year and 10.1% a year ago.

The ‘Group Chief Executive’s Business Review’ draws out the highlights of business performance in the first half of 2014. I want to highlight three points which arise both from industry and our own re-shaping.

Execution challenges are necessarily the primary focus of Board oversight

The demands now being placed on the human capital of the firm and on our operational and systems capabilities are unprecedented. The cumulative workload arising from a regulatory reform programme that is unfortunately increasingly fragmented, often extraterritorial, still evolving and still adding definition is hugely consumptive of resources that would otherwise be customer facing. Add to this recent obligations to perform highly granular multiple stress tests which are inconsistent in definition and scenarios between major jurisdictions and so require considerable duplication of effort; recently announced significant wholesale market practice and competition reviews in the UK; reorganising the financial, operational and structural framework of the Group to respond to evolving thinking on cross-border resolution protocols; and, finally, planning what will be a multi-year project to separate and establish the ring-fenced bank in the UK, and the dimension of the execution risk is obvious.

To be clear, we are committed and resourced to deliver all of the above. But there is extremely limited spare capacity. Prioritisation, which is clearly critical, will require support and guidance from public policy and regulatory bodies, particularly in the UK, regarding the juxtaposition of the recently announced competition review and preparation for the creation of the ring-fenced bank. Equally important is delivery of the stated intention of the Financial Stability Board and the G20 to seek to draw a close on fresh regulatory initiatives by the end of this year.

Retention of our human capital is essential

Following on from the above it is also obvious how critical it is that we retain the goodwill and commitment of all of our staff as we plan and deliver the above transformation agenda alongside ‘business as usual’ support for our customers in satisfying their business and personal needs. I do not think we have ever had to ask so much of so many. The commitment

HSBC HOLDINGS PLC

Overview (continued)

and loyalty we receive is recognised with deep gratitude by executive management and the Board. We cannot, however, be complacent that this can be taken for granted. We face growing fatigue within critical functions as well as increased market competition for trained staff from other financial institutions facing similar resource challenges. This is adding to cost pressures both from increased salaries as market rates increase, and from investment in training and systems support to improve productivity. This underscores the importance of finalising the regulatory reform agenda in the near term.

Growing danger of risk aversion and financial exclusion

We continue to make good progress with implementing Global Standards, aiming to deliver a consistent approach to risk management, particularly in relation to financial crime risk. Success will be reflected in reduced incidence and severity of future customer redress and less exposure to regulatory and legal penalties. Recent high profile financial penalties and legal proceedings initiated against individuals are serving their intended purpose of highlighting the risks, both to shareholders’ capital and to staff held responsible, of future infringement. Today, no one in our industry can fail to be aware of the heightened expectations of society regarding the role of banks in supporting economic activity; nor can they be unaware of the potential penalties for failing to live up to these expectations, particularly regarding conduct issues or breach of trust.

Greater focus on conduct and financial crime risks at all levels of the firm globally is clearly the right response to past shortcomings. There is, however, an observable and growing danger of disproportionate risk aversion creeping into decision-making in our businesses as individuals, facing uncertainty as to what may be criticised with hindsight and perceiving a zero tolerance of error, seek to protect themselves and the firm from future censure. We can address this behaviour through training and leadership, but we also need clarity from public policy and regulatory bodies over their expectations in this regard. Unwarranted risk aversion threatens to restrict access to the formal financial system to many who could benefit from it and risks unwinding parts of the ecosystem of networks and relationships that support global trade and investment.

Board changes

Since we reported to shareholders at the Annual General Meeting there have been two further changes to the Board, both announced on 1 August.

We are delighted to welcome Heidi Miller to the Board and to the Group Risk and Conduct & Values Committees with effect from 1 September. Heidi brings to the Board extensive international banking and finance experience developed in a career spanning over 30 years in some of the largest and most complex banking organisations.

As President of International at JPMorgan Chase & Co. from 2010 to 2012, Heidi had responsibility for leading the bank’s global expansion and international business strategy across the Investment Bank and Asset Management divisions, as well as for the Treasury and Securities Services division, which she had run for the previous six years. Other former roles include Chief Financial Officer at both Bank One Corporation and Citigroup Inc.

Marvin Cheung, who has decided to retire for personal reasons, will be sorely missed. Marvin has served on the Board and on the Audit Committee since 2009, contributing great technical accounting and audit skills as well as a deep understanding of Hong Kong and mainland China issues. On behalf of the Board I want to thank him for his contribution over many years and wish him well for the future.

Looking forward

Notwithstanding the challenges before us, I am confident that the business model outlined in the Group Chief Executive’s Business Review has further potential, and that we have the leadership and capabilities throughout the firm to make the most of that potential to the benefit of all our stakeholders. Although we spend much time grappling with the technicalities of the outstanding regulatory agenda, we never lose sight of why it is urgent we implement the required changes. In summary, we need to energise our staff with the prospect of rebalancing their workloads – away from looking back and away from embedding new requirements and training – and on to supporting the investment needed to stimulate growth, on to the design of new products to better manage risk, on to more exciting use of the new technologies that will allow people greater and cheaper access to a wider range of well-designed financial services, and on to the innovation that will help people deal with retirement through more efficient management of, and access to, their savings and investments.

D J Flint, Group Chairman

4 August 2014

HSBC HOLDINGS PLC

Overview (continued)

Group Chief Executive’s

Business Review

2014 marks the start of the next phase of the implementation of our strategy. Against the backdrop of continuing regulatory change highlighted in the Group Chairman’s statement, in the first six months of the year we continued to implement our three equal priorities to grow the business and dividends, implement our Global Standards programme, and streamline our processes and procedures.

Reported profit before tax was US$12.3bn, US$1.7bn lower than the equivalent period in 2013, as last year’s first half benefited from higher gains from disposals and reclassifications, principally with respect to Hang Seng Bank’s investment in Industrial Bank.

Underlying profit before tax was US$12.6bn, US$0.5bn lower than the prior year, and was affected by a number of significant items. Excluding these, profit before tax was US$0.4bn higher. Return on average ordinary shareholders’ equity was 10.7%.

Commercial Banking revenue continued to grow, with a good performance in Asia.

Global Banking and Markets, with its differentiated business model, was affected by low market volatility and client activity in our Markets business; however, we increased our market share in debt and equity capital markets, mergers and acquisitions, and lending.

Retail Banking and Wealth Management underlying revenue, excluding significant items, was lower primarily reflecting the run-off of our US Consumer Mortgage Lending portfolio. In our Principal business, also excluding significant items, underlying revenue was broadly unchanged.

Loan impairment charges fell and we continued to closely manage our costs while investing further in our Risk and Compliance functions and Global Standards, in line with our strategy.

Our capital position remained strong and our CRD IV end point basis common equity tier 1 ratio improved to 11.3% compared with the year-end position of 10.9%.

A universal bank with an unrivalled global network

The course that we first charted for the Group in 2011 to capitalise on the growth of global trade and capital flows, and economic development in developing markets remains firmly in place. These trends play naturally to the strengths of HSBC’s global network and to the benefits of our universal banking model.

Between 2011 and 2013, we re-modelled the Group to meet the requirements of our strategy. This meant selling or exiting non-strategic businesses and running down our legacy portfolios, as well as changing aspects of the way we do business. Whilst we have foregone a substantial amount of revenue through this process, it has created a more coherent, logical and stronger bank with a solid platform for growth.

HSBC today is a universal bank with a presence in 74 markets, including all of the top 15 countries by GDP. Our universal banking model gives us two major advantages in our pursuit of a greater share of the market.

First, it enables us to offer an integrated service between our global businesses and geographies.

Secondly, it increases our resilience as a Group and our ability to react to local circumstances and policy developments, whilst adhering to global standards.

By emphasising the connectedness of our global businesses and our international network, and applying the benefits of our scale on a local basis, we are able to provide a service that is responsive and tailored to the needs of our clients.

The strength of this model is reflected in the naming of HSBC as the Best Emerging Markets Bank and the Best Bank in Asia at the Euromoney Awards for Excellence 2014.

Capitalising on our network

Our ongoing task is to apply these strengths to replace the revenue foregone as a result of the sale or closure of non-strategic businesses, the reduction of

HSBC HOLDINGS PLC

Overview (continued)

risk in our ongoing business, the run-off of our legacy portfolios, and the adverse effect of the low interest rate environment since the financial crisis.

A large portion of this revenue has already been replaced organically, and over the next three years we will continue to invest in the higher growth areas of our business, centred on our unique international network.

This network is HSBC’s biggest competitive strength. Developed over nearly 150 years, it is highly distinctive, difficult to replicate and ideally positioned for the world’s top trade corridors.

A significant proportion of revenue in our global businesses arises from strategic product areas that benefit from our international network and collaboration between our global businesses.

These product areas – Global Trade and Receivables Finance; Payments and Cash Management; Foreign Exchange; and renminbi services – are our investment priorities for the next three years. They embody HSBC’s strengths in that they cut across global businesses and rely on superior connectivity to capture market share and deliver growth and scale.

Global Trade and Receivables Finance is an area of natural strength for HSBC in which we have continued to increase our market share. In the first half of 2014, we maximised the benefits of our network to win a number of high profile deals and began to reorganise our operating platforms for Receivables Finance on a regional basis. This allows us to provide a faster, more efficient service, benefiting our clients as well as our business.

Payments and Cash Management is a strong and stable provider of profit growth for the Group. Between 2011 and 2013 we grew our market share in PCM from 8% to 10.9%. In the first half of 2014, we increased new customer mandates by 19% compared with the same period in 2013, and delivered improved client coverage, including in the United States and mainland China. Expanding our reach should enable us to improve our market position further in future periods.

In Foreign Exchange, we are investing to prepare our business for the future by upgrading our platforms. With the opportunities afforded by our network, this establishes a base that should enable us to increase our share of the foreign exchange market beyond the gains made in the first three years of our strategy. Our market share has increased to 7.1% and we are optimistic about future growth.

HSBC has a major position in renminbi services which reflects our significant presence in the major renminbi hubs of Hong Kong, London, Shanghai and Singapore. We consolidated that position in the first half of 2014. HSBC ranked first across all eight categories in Asiamoney’s Offshore RMB Poll 2014 and was voted the Best Overall Offshore RMB Products/Services provider for the third successive year.

Our investment in these products is supported by investment in countries that bridge trade and capital flows – such as Germany, the United States and mainland China – and large city clusters which contain deep international revenue pools.

We believe this investment will lead to growth in profits and increased dividends for our shareholders. We are pursuing these alongside our equal priorities to implement our Global Standards programme and streamline our processes and procedures.

Business outlook

We remain broadly positive about the economic outlook for the majority of our home and priority markets. The UK in particular should maintain a firm recovery. We have slightly increased our forecasts for mainland China GDP growth in 2014 to 7.5% and expect Hong Kong to benefit from export growth in the second half of the year. Growth in Latin America remains muted. Our Middle East business continues to perform well, albeit overshadowed by regional uncertainties.

There are indications that interest rates could start to rise as early as the fourth quarter of 2014 in the UK and the first half of 2015 in the US, which given the size of our commercial surplus has positive implications for our revenues.

Whilst regulatory uncertainty persists, our balance sheet remains strong. Our ability to generate capital continues to support our progressive dividend policy. We remain well placed to meet expected future capital requirements, to continue to deliver an attractive total shareholder return and to establish HSBC as the world’s leading international bank.

S T Gulliver, Group Chief Executive

4 August 2014

HSBC HOLDINGS PLC

Overview (continued)

Value creation and long-term sustainability

Through our principal activities – making payments, holding savings, providing finance and managing risks – we play a central role in society and in the economic system. Our target is to build and maintain a business which is sustainable in the long term.

How we create value

Banks play a crucial role in the economic and social system, creating value for many parties in different ways. We provide a facility for customers to securely and conveniently deposit their savings. We allow funds to flow from savers and investors to borrowers, either directly or through the capital markets. The borrowers then use these loans or other forms of credit to buy goods or invest in businesses. By these means, we help the economy to convert savings which may be individually short-term into financing which is, in aggregate, longer term. We bring together investors and people looking for investment funding and we develop new financial products. We also facilitate personal and commercial transactions by acting as payment agent both within countries and internationally. Through these activities, we take on risks which we then manage and reflect in our prices.

Our direct lending includes residential and commercial mortgages and overdrafts, and term loan facilities. We finance importers and exporters engaged in international trade and provide advances to companies secured on amounts owed to them by their customers.

We also offer additional financial products and services including broking, asset management, financial advisory services, life insurance, corporate finance, securities services and alternative investments. We make markets in financial assets so that investors have confidence in efficient pricing and the availability of buyers and sellers. We provide these products for clients ranging from governments to large and mid-market corporates, small and medium-sized enterprises, high net worth individuals and retail customers. We help customers raise financing from external investors in debt and equity capital markets. We create liquidity and price transparency in these securities allowing investors to buy and sell them on the secondary market. We exchange national currencies, helping international trade.

Value creation

Our main products and services are described in more detail on page 79 of the Annual Report and Accounts 2013.

Our operating income is primarily derived from:

•	net interest income – interest income we earn on customer loans and advances and on our surplus funds, less interest expense we pay on interest-bearing customer accounts and debt securities in issue;

•	net fee income – fee income we earn from the provision of financial services and products to customers less fees we pay; and

•	net trading income – income from client driven trading activities primarily conducted in Markets, including Foreign Exchange, Credit, Rates and Equities trading.

We offer products that help a wide range of customers to manage their risks and exposures through, for example, life insurance and pension products for retail customers and receivables finance or documentary trade instruments for companies. Corporate customers also ask us to help with managing the financial risks arising in their businesses by employing our expertise and market access.

An important way of managing risks arising from changes in asset and liability values and movements in rates is provided by derivative

HSBC HOLDINGS PLC

Overview (continued)

products such as forwards, futures, swaps and options. In this connection, we are an active market-maker and derivative counterparty. Customers use derivatives to manage their risks, for example, by:

•	using forward foreign currency contracts to hedge their income from export sales or costs of imported materials;

•	using an inflation swap to hedge future inflation-linked liabilities, for example, for pension payments;

•	transforming variable payments of debt interest into fixed rate payments, or vice versa; or

•	providing investors with hedges against movements in markets or particular stocks.

We charge customers a margin, representing the difference between the price charged to the customer and the theoretical cost of executing an offsetting hedge in the market. We retain that margin, which represents a profit to the Group, at maturity of the transaction if the risk management of the position has been effective.

We then use derivatives along with other financial instruments to constrain the risks arising from customer business within risk limits. Normally, we will have customers both buying and selling relevant instruments so our focus is then on managing any residual risks through transactions with other dealers or professional counterparties. Where we do not fully hedge the residual risks we may gain or lose money as market movements affect the net value of the portfolio.

Stress tests and other risk management techniques are also used to ensure that potential losses remain within our risk appetite under a wide range of potential market scenarios.

In addition, we manage risks within HSBC, including those which arise from the business we do with customers.

Long-term sustainability

At HSBC, we understand that the success of our business is closely connected to the economic, environmental and social landscape in which we operate. For us, long-term corporate sustainability means achieving a sustainable return on equity and profit growth so that we can continue to reward shareholders and employees, build long-lasting relationships with customers and suppliers, pay taxes and duties in the countries in which we operate, and invest in communities for future growth. The way we do business is as important as what we do: our responsibilities to our customers, employees and shareholders as well as to the countries and communities in which we operate go far beyond simply being profitable.

Continuing financial success depends, in part, on our ability to identify and address environmental, social and ethical developments which present risks or opportunities for the business. It also depends on the consistent implementation of the highest standards everywhere we operate to detect, deter and protect against financial crime. Our response to these factors shapes our reputation, drives employee engagement and affects the riskiness of the business, and can help reduce costs and secure new revenue streams.

Our international network and the long-established position of many of our businesses in HSBC’s home and priority growth markets, when combined with our wide-ranging portfolio of products and services, differentiate HSBC from our competitors and give our business and operating models an inherent resilience. This has enabled the Group to remain profitable and grow through the most turbulent of times for our industry, and we are confident that the models will continue to stand us in  good stead in the future and will underpin the achievement of our strategic priorities.

Our strategy

Our strategy is designed to ensure we have a sustainable business for the long term.

Long-term trends

Our strategy is aligned to two long-term trends.

•

The world economy is becoming ever more connected, with growth in world trade and cross-border capital flows continuing to outstrip growth in average gross domestic product. Over the next decade we expect 35 markets to generate 90% of world trade growth with a similar degree of concentration in cross-border capital flows.

•

Of the world’s top 30 economies, we expect those of Asia, Latin America, the Middle East and Africa to have increased by around fourfold in size by 2050, benefiting from demographics and urbanisation. By this time they will be larger than those of Europe and North America combined. By 2050, we expect 18 of the 30 largest economies will be from Asia, Latin America or the Middle East and Africa.

HSBC HOLDINGS PLC

Overview (continued)

Competitive advantages

What matters in this environment are:

•	having an international network and global product capabilities to capture international trade and movements in capital; and

•	being able to take advantage of organic investment opportunities in the most attractive growth markets and maintaining the capacity to invest.

HSBC’s competitive advantages come from:

•	our meaningful presence in and long-term commitment to our key strategic markets;

•	our strong ability to add to our capital base while also providing competitive rewards to our staff and good returns to our shareholders;

•	our stable funding base, with about US$1.4 trillion of customer accounts of which 74% has been advanced to customers;

•	our business network, which covers over 90% of global trade and capital flows; and

•	our local balance sheet strength and trading capabilities in the most relevant financial hubs.

A two-part strategy

Based on these long-term trends and our competitive advantages, we have developed a two-part strategy:

•

A network of businesses connecting the world. HSBC’s network spans the largest and fastest-growing international trade corridors, putting us in a strong position to capture international trade and capital flows. The range of services available through our Commercial Banking and Global Banking and Markets businesses can help clients grow from small enterprises into large multinationals.

•

Wealth management and retail with local scale. We will capture opportunities arising from social mobility and wealth creation in our priority growth markets through our Premier proposition and Global Private Banking business. We will invest in full-scale retail banking only in markets where we can achieve profitable scale, namely our home markets of the UK and Hong Kong.

Our strategic priorities

Our strategic priorities are designed to ensure we have a sustainable business for the long term.

Grow the business and dividends

Profit underpins long-term business sustainability and growing our profit is an integral part of our strategy. The conditions for creating value and generating profits are reflected in our business and operating models, which determine how our global businesses, geographical regions and functions interact. We continue to invest in products and geographies that help us capitalise on our position as a leading international bank. Delivering organic growth will support a progressive dividend.

Implement Global Standards

As a global bank we need Global Standards – consistent operating principles that are fundamental to the way we do business and which help us to detect, deter and protect against financial crime. Implementing Global Standards affects how we govern the Group, the nature of our core business and the performance, recognition and behaviours of all our people in managing high quality customer relationships. It starts with embedding our HSBC Values in everything we do. Over the long term, implementing Global Standards will create a competitive advantage and enhance the quality of our earnings.

Streamline processes and procedures

Society’s expectations of the financial services industry are evolving and becoming more demanding. At the same time, digital technologies are making it easier for new entrants to join the industry and markets are becoming increasingly competitive. In this environment, it is essential that we focus relentlessly on improving efficiency, ensuring that all parts of the Group streamline their processes and procedures and, as a consequence, reduce their costs. At the same time we recognise and respect our wider obligations to the community, including human rights, and the environment. Streamlining processes and procedures will support our investment in growth and Global Standards.

HSBC HOLDINGS PLC

Overview (continued)

Business and operating models

Our businesses are organised to serve a cohesive portfolio of markets, as tabulated below. Our comprehensive range of banking and related financial services is provided by operating subsidiaries and associates. Services are primarily delivered by domestic banks, typically with local deposit bases.

Business model

Our business model is based on an international network connecting faster-growing and developed markets.

The UK and Hong Kong are our home markets, and a further 19 countries form our priority growth markets (see table below). These 21 markets accounted for over 90% of our profit before tax in the first half of 2014, and are the primary focus of capital deployment. Network markets are markets with strong international relevance which serve to complement our international spread, operating mainly through Commercial Banking and Global Banking and Markets. Our combination of home, priority growth and network markets covers around 85-90% of all international trade and financial flows.

The final category, small markets, includes those where our operations are of sufficient scale to operate profitably, or markets where we maintain representative offices.

Our legal entities are regulated by their local regulators and on a Group-wide basis we are regulated from the UK by the Prudential Regulation Authority (‘PRA’) for prudential matters (safety and soundness) and by the Financial Conduct Authority (‘FCA’) for conduct (consumer and market protection).

HSBC’s market structure

HSBC HOLDINGS PLC

Overview (continued)

Operating model

Our operating model is based on a matrix management structure comprising global businesses, geographical regions and global functions. The matrix is overlaid on a legal entity structure headed by HSBC Holdings plc.

Holding company

HSBC Holdings, the holding company of the Group, is the primary source of equity capital for its subsidiaries and provides non-equity capital to them when necessary.

Under authority delegated by the Board of HSBC Holdings, the Group Management Board (‘GMB’) is responsible for the management and day-

to-day running of the Group, within the risk appetite set by the Board. GMB works to ensure that there are sufficient cash resources to pay dividends to shareholders, interest to bondholders, expenses and taxes.

HSBC Holdings does not provide core funding to any banking subsidiary, nor is a lender of last resort, and does not carry out any banking business in its own right. Subsidiaries operate as separately capitalised entities implementing the Group strategy.

Matrix management structure

The following table lists our four global businesses, five geographical regions and 11 global functions, and summarises their responsibilities under HSBC’s matrix structure.

Matrix management structure

For footnotes, see page 96.

HSBC HOLDINGS PLC

Overview (continued)

Global businesses

Our four global businesses are Retail Banking and Wealth Management (‘RBWM’), Commercial Banking (‘CMB’), Global Banking and Markets (‘GB&M’) and Global Private Banking (‘GPB’). They are responsible for developing, implementing and managing their business propositions consistently across the Group, focusing on profitability and efficiency. They set their strategies within the parameters of the Group strategy in liaison with the geographical regions, are responsible for issuing planning guidance regarding their businesses, are accountable for their profit and loss performance, and manage their headcount.

The main business activities of our global business are summarised below, and their products and services on page 79 of the Annual Report and Accounts 2013.

Main business activities by global business and reported revenue13

For footnotes, see page 96.

Investment criteria

Our investment criteria are governed by six filters. The first two filters – international connectivity and economic development – determine whether the business is strategically relevant. The next three filters – profitability, efficiency and liquidity – determine whether the financial position of the business is attractive. The sixth filter – the risk of financial crime – governs our activities in high risk jurisdictions, and is applied to protect us by restricting the scope of our business where appropriate.

Decisions over where to invest additional resources have three components:

•	Strategic – we will only invest in businesses aligned to our strategy, mostly in our 21 home and priority growth markets and in target businesses and clients;

•	Financial – the investment must be value accretive for the Group, and must meet minimum returns, revenue and cost hurdles; and
•	Risk – the investment must be consistent with our risk appetite.

Using the six filters in decision-making

HSBC HOLDINGS PLC

Overview (continued)

Global Standards

We have developed Global Standards shaped by the highest or most effective standards of financial crime compliance available in any jurisdiction where HSBC operates and are now in the process of deploying these globally on a consistent basis.

By definition, the impact of Global Standards is organisation-wide, and the principal means by which we drive consistently high standards is through universal application of our HSBC Values, strong systems of governance and the behaviours, performance and recognition of all our people in managing high quality customer relationships.

In line with our ambition to be recognised as the world’s leading international bank, we aspire to set the industry standard for knowing our customers and detecting, deterring and protecting against financial crime. As international markets become more interconnected and complex and as threats to the global financial system grow, we are strengthening further the policies and practices which govern how we do business and with whom.

We greatly value our reputation. Our success over the years is due in no small part to our reputation for trustworthiness and integrity. In areas where we have fallen short in recent years – in the application of our standards and in our ability to identify and so prevent misuse and abuse of the financial system through our networks – we have moved immediately to strengthen our governance processes and have committed to adopt and enforce the highest or most effective financial crime compliance standards across HSBC.

We continue to reinforce the status and significance of compliance and adherence to our Global Standards by building strong internal controls, developing world class capabilities through communication, training and assurance programmes to make sure employees understand and can meet their responsibilities, and redesigning core elements of how we assess and reward senior executives.

We see the implementation of Global Standards as a source of competitive advantage. Global Standards allow us to:

•	strengthen our response to the ongoing threat of financial crime;

•	make consistent – and therefore simplify – the ways by which we monitor and enforce high standards at HSBC;

•	strengthen policies and processes that govern how we do business and with whom; and
•	ensure that we consistently apply our HSBC Values.

We expect our Global Standards to underpin our business practices now and in the future. Initially, we are concentrating on transforming how we detect, deter and protect against financial crime. We are implementing a more consistent, comprehensive approach to assessing financial crime risk in order to help protect our customers, our employees and the financial system as a whole.

Governance framework

Following Board approval of HSBC’s global anti-money laundering (‘AML’) and sanctions policies in January 2014, the programme to implement Global Standards is transitioning from the design phase into deployment.

The global businesses and Financial Crime Compliance organisation, supported by HSBC Technology and Services, are formally accountable for delivering business procedures, controls and the associated operating environment to implement our new policies within each global business and jurisdiction.

To ensure that programme governance reflects this shift in accountability, we have revised the composition of the Global Standards Execution Committee to include the Chief Executive Officers of each global business, under the chairmanship of the Group Chief Risk Officer.

Correspondingly, and to promote closer integration with business as usual, a report on the implementation of Global Standards has now become a standing item at the Group’s Risk Management Meeting. This replaces the Global Standards Steering Meeting (formerly a meeting of the GMB). The Financial System Vulnerabilities Committee and the Board continue to receive regular reports on the Global Standards programme.

The process of embedding Global Standards and the supporting controls and capabilities that allow the business to identify and mitigate financial crime risk has begun. The implementation programme is focused on the following four areas, as described on page 24 of the Annual Report and Accounts 2013:

•	data readiness;

•	customer due diligence;

•	financial crime compliance; and

•	financial intelligence.

HSBC HOLDINGS PLC

Overview (continued)

Risk appetite

Over the longer term, the sustainable operation of financial crime risk controls as part of our everyday business is governed according to our global Financial Crime Risk Appetite Statement. The overarching approach and appetite to financial crime risk is that we will not tolerate operating without the appropriate systems and controls in place to prevent and detect financial crime and will not conduct business with individuals or entities we believe are engaged in illicit behaviour.

Enterprise-wide risk assessment

We have established an annual process for conducting enterprise-wide assessments of our risks and controls related to sanctions and AML compliance. The outcome of these assessments forms the basis for risk management planning, prioritisation and resource allocation.

The Monitor

Under the agreements entered into with the US Department of Justice (‘DoJ’), the FCA (formerly the FSA) and the US Federal Reserve Board (‘FRB’) in 2012, including the five-year Deferred Prosecution Agreement (‘US DPA’), it was agreed that an independent compliance monitor (‘the Monitor’) would be appointed to evaluate our progress in fully implementing our obligations and produce regular assessments of the effectiveness of our Compliance function.

Michael Cherkasky began his work as the Monitor in July 2013, charged with evaluating and reporting upon the effectiveness of the Group’s internal controls, policies and procedures as they relate to ongoing compliance with applicable AML, sanctions, terrorist financing and proliferation financing obligations, over a five-year period.

The Monitor’s work is proceeding as expected, consistent with the timelines and requirements set forth in the relevant agreements. HSBC is taking concerted action to remediate AML and sanctions compliance deficiencies and to implement Global Standards. We recognise we are only at the start of a long journey, being just over a year into our US DPA. We look forward to maintaining a strong, collaborative relationship with the Monitor and his team.

HSBC Values

Embedding HSBC Values in every decision and every interaction with customers and with each other is a top priority for the Group and is shaping the way we do business.

The role of HSBC values in daily operating practice is fundamental to our culture, and is particularly important in the light of developments in regulatory policy, investor confidence and society’s expectations of banks.

We require high standards of behaviour from all our employees. HSBC’s Values of being dependable, open and connected form part of the performance assessment of every employee, including our most senior managers.

HSBC Values

Be dependable and do the right thing

•	stand firm for what is right, deliver on commitments, be resilient and trustworthy; and

•	take personal accountability, be decisive, use judgement and common sense, empower others.

Be open to different ideas and cultures

•	communicate openly, honestly and transparently, value challenge, learn from mistakes; and

•	listen, treat people fairly, be inclusive, value different perspectives.

Be connected with our customers, communities, regulators and each other

•	build connections, be externally focused, collaborate across boundaries; and

•	care about individuals and their progress, show respect, be supportive and responsive.

We continued to educate employees at all levels about our values, through induction and other learning programmes covering Group strategy, leadership and professional skills. Also, a number of employees have left the Group for breaching our values.

To achieve a values-led high performance culture, our leaders are being coached to listen, be open to other people’s views and engage in honest and meaningful conversations. In 2014, we expect participation in our Values-led High Performance Workshop to extend to 20,000 employees.

We have continued to strengthen the alignment of employee compensation to our values and expected behaviours through the development of a malus and clawback policy and enhanced communication to employees and guidance to line management outlining how behaviours will affect remuneration. We are also developing a framework to more consistently apply consequence management across the Group for behaviours and outcomes that are not aligned with our values, business principles and regulation.

HSBC HOLDINGS PLC

Overview (continued)

Risk

As a provider of banking and financial services, risk is at the core of our day-to-day activities.

All our activities involve, to varying degrees, the measurement, evaluation, acceptance and management of risk or combinations of risks which we assess on a Group-wide basis.

Our risk culture is fundamental to the delivery of the Group’s strategic priorities. It may be characterised as conservative, control-based and collegiate. It is reinforced by our HSBC Values and our Global Standards, and forms the basis on which our risk appetite is established. Our risk management framework is employed at all levels of the organisation, and is instrumental in aligning the behaviour of individuals with the Group’s attitude to assuming and managing risk and ensuring that our risk profile is aligned to our risk appetite. The main elements that underpin our risk culture are described on page 39 of the Annual Report and Accounts 2013.

The chart below provides a high level guide to how HSBC’s business activities are reflected in our risk measures and in our balance sheet. The third-party assets and liabilities shown therein indicate the contribution of each global business to the Group’s balance sheet. The regulatory RWAs illustrate the relative size of the risks each of them incur.

Exposure to risks arising from the business activities of global businesses

For footnote, see page 96.

Risk factors

Our businesses are exposed to a broad range of risks that could potentially affect the results of our operations or financial condition. These risk factors are summarised on page 135 of the Annual Report and Accounts 2013. They inform the ongoing assessment of our top and emerging risks, which may result in our risk appetite being revised.

HSBC HOLDINGS PLC

Overview (continued)

Top and emerging risks

Identifying and monitoring top and emerging risks are integral to our approach to risk management. We define a ‘top risk’ as being a current, emerged risk which has arisen across any of our risk categories, global businesses or regions and has the potential to have a material impact on our financial results or our reputation and the sustainability of our long-term business model, and which may form and crystallise within a one-year horizon. We consider an ‘emerging risk’ to be one with potentially significant but uncertain outcomes which may form and crystallise beyond a one-year horizon, in the event of which it could have a material effect on our ability to achieve our long-term strategy.

Our top and emerging risk framework enables us to identify and manage current and forward-looking risks to ensure our risk appetite remains appropriate.

Top and emerging risks fall under the following three categories:

•	macroeconomic and geopolitical risk;

•	macro-prudential, regulatory and legal risks to our business model; and

•	risks related to our business operations, governance and internal control systems.

During the first half of 2014, senior management paid particular attention to a range of top and emerging risks. Our current ones are summarised below.

Top and emerging risks – /

Macroeconomic and geopolitical risk

Emerging markets slowdown

Increased geopolitical risk

Macro-prudential, regulatory and legal risks to our business model

Regulatory developments affecting our business model and Group profitability

Regulatory investigations, fines, sanctions, commitments and consent orders and requirements relating to conduct of business and financial crime negatively affecting our results and brand

Dispute risk

Risks related to our business operations, governance and internal control systems

Heightened execution risk

People risk

Stress test impact risk

Social media risk

Internet crime and fraud

Information security risk

Data management

Model risk

We made a number of changes to our top and emerging risks in the first half of 2014 to reflect our revised assessment of their effect on HSBC. Stress test impact risk was identified as a top risk because of the increase in volume and granularity of regulatory stress test exercises and because public disclosure of the results of the exercises could have unexpected consequences for business and our reputation. HSBC is subject to a number of major regulatory stress tests during 2014, as described on page 105. Social media risk was also assessed as a top risk due to the speed at which speculation about an institution or customer complaints, either specific to an institution or more generally in relation to a particular product, can spread through the use of social media channels. Whilst people risk is inherent within a number of the Top and Emerging Risks, it has now been disclosed as a standalone risk, as the risks in this area continue to heighten.

When the top and emerging risks were assessed as having the potential to result in our risk appetite being exceeded, we took steps to mitigate them, including reducing our exposure to areas of stress. Significant senior management attention was given to tracking and monitoring our compliance with the requirements of the US DPA and improving our policies, processes and controls to minimise the risk of a breach.

A detailed account of these risks is provided on page 100. Further comments on risks and uncertainties are made throughout the Annual Report and Accounts 2013, particularly in the section on Risk, pages 134 to 297.

HSBC HOLDINGS PLC

Overview (continued)

Risk appetite

The Group’s Risk Appetite Statement (‘RAS’) describes the types and quantum of risks that we are willing to accept in achieving our medium and long-term strategic objectives. It is approved by the Board on the advice of the Group Risk Committee.

The RAS is a key component of our risk management framework, guides the annual planning process by defining the desired forward-looking risk profile of the Group in achieving our strategic objectives, and plays an important role in our six filters process. Our risk appetite may be revised in response to our assessment of the top and emerging risks we have identified.

Global businesses and geographical regions are required to align their risk appetite statements to the Group’s RAS.

Quantitative and qualitative metrics are measured and monitored in ten key categories: returns, capital, liquidity and funding, securitisations, cost of risk, intra-Group lending, strategic investments, risk categories like credit, market and operational risk, risk diversification and concentration, and financial crime compliance. Measurement against the metrics:

•	guides underlying business activity, ensuring it is aligned to risk appetite statements;

•	informs risk-adjusted remuneration;

•	enables the key underlying assumptions to be monitored and, where necessary, adjusted through subsequent business planning cycles; and

•	allows the business decisions needed to mitigate risk to be promptly identified.

Some of the core metrics that are measured, monitored and presented monthly to the Risk Management Meeting of the GMB are tabulated below:

Risk appetite metrics

	2014 target[21]	At 30 June 2014

Common equity tier 1 ratio[5]	>10%	11.3%
Return on equity	Trending upwards to 12% to 15% by 2016	10.7%
Return on RWAs[5]	2.2% to 2.6%	2.1%
Cost efficiency ratio	Mid-50s	58.6%
Advances to customer accounts ratio[3]	Below 90%	74.0%
Cost of risk (LICs)	Below 15% of operating income	5.3%

For footnotes, see page 96.

With effect from 2014 our common equity tier 1 ratio target was changed from 9.5-10.5% to >10% and our return on RWA target from 2.1-2.7%, to 2.2-2.6%, both calculated on an estimated CRD IV end point basis. The changes were made to reflect our anticipated regulatory capital requirements under CRD IV (see page 185). Similarly, the timeframe around achieving our return on equity target was extended to the medium term while capital rules are finalised. Our cost efficiency ratio target was changed from 48-52% to the mid-50s as our focus moves from organisational efficiency to streamlining processes and procedures while investing for growth.

In addition to the revisions noted above, we strengthened the Group’s RAS in 2014 by incorporating into it measures related to the core financial crime compliance principles on deterrence, detection and protection.

HSBC HOLDINGS PLC

Interim Management Report

Financial summary

Use of non-GAAP financial measures

Our reported results are prepared in accordance with IFRSs as detailed in the Financial Statements starting on page 206. In measuring our performance, the financial measures that we use include those which have been derived from our reported results in order to eliminate factors which distort period-on-period comparisons. These are considered non-GAAP financial measures. Non-GAAP financial measures that we use throughout our Financial Review are described below. Other non-GAAP financial measures are described and reconciled to the closest reported financial measure when used.

Constant currency

Constant currency adjusts the period-on-period effects of foreign currency translation differences on performance by comparing reported results for the half-year to 30 June 2014 with reported results for the half-years to 30 June 2013 and 31 December 2013 retranslated at average exchange rates for the half-year to 30 June 2014. Except where stated otherwise, commentaries are on a constant currency basis, as reconciled in the table overleaf.

The foreign currency translation differences reflect the period-on-period movements of the US dollar against most major currencies.

We exclude the translation differences because we consider the like-for-like basis of constant currency financial measures more appropriately reflects changes due to operating performance.

Constant currency

Constant currency comparatives for the half-years to 30 June 2013 and 31 December 2013 referred to in the commentaries below are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:

•	the income statements for the half-years to 30 June 2013 and 31 December 2013 at the average rates of exchange for the half-year to 30 June 2014; and

•	the balance sheets at 30 June 2013 and 31 December 2013 at the prevailing rates of exchange at 30 June 2014.

No adjustment has been made to the exchange rates used to translate assets and liabilities denominated in foreign currency into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates.

When reference is made to ‘constant currency’ in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and constant currency profit before tax

	Half-year to 30 June 2014 (‘1H14’) compared with half-year to 30 June 2013 (‘1H13’)
	1H13 as reported US$m	Currency translation adjustment[22] US$m	1H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change[23] %	Constant currency change[23] %

HSBC

Net interest income	17,819	(235)	17,584	17,405	(2)	(1)
Net fee income	8,404	(44)	8,360	8,177	(3)	(2)
Net trading income	6,362	142	6,504	3,275	(49)	(50)
Own credit spread[24]	(19)	4	(15)	(215)
Other income/(expense) from financial instruments designated at fair value	(1,178)	(78)	(1,256)	1,875
Net income/(expense) from financial instruments designated at fair value	(1,197)	(74)	(1,271)	1,660
Gains less losses from financial investments	1,856	16	1,872	946	(49)	(49)
Net earned insurance premiums	6,226	(17)	6,209	6,137	(1)	(1)
Other operating income (including dividend income)	1,053	(30)	1,023	626	(41)	(39)

Total operating income	40,523	(242)	40,281	38,226	(6)	(5)

Net insurance claims incurred and movement in liabilities to policyholders	(6,151)	(19)	(6,170)	(7,059)	(15)	(14)

Net operating income[13]	34,372	(261)	34,111	31,167	(9)	(9)

Loan impairment charges and other credit risk provisions	(3,116)	106	(3,010)	(1,841)	41	39

Net operating income	31,256	(155)	31,101	29,326	(6)	(6)

Operating expenses	(18,399)	125	(18,274)	(18,266)	1	–

Operating profit	12,857	(30)	12,827	11,060	(14)	(14)

Share of profit in associates and joint ventures	1,214	22	1,236	1,280	5	4

Profit before tax	14,071	(8)	14,063	12,340	(12)	(12)

By global business
Retail Banking and Wealth Management	3,267	43	3,310	3,045	(7)	(8)
Commercial Banking	4,133	16	4,149	4,771	15	15
Global Banking and Markets	5,723	(46)	5,677	5,033	(12)	(11)
Global Private Banking	108	11	119	364	237	206
Other	840	(32)	808	(873)

Profit before tax	14,071	(8)	14,063	12,340	(12)	(12)

By geographical region
Europe	2,768	227	2,995	2,258	(18)	(25)
Asia[11]	9,262	(98)	9,164	7,894	(15)	(14)
Middle East and North Africa	909	(3)	906	989	9	9
North America	666	(33)	633	825	24	30
Latin America	466	(101)	365	374	(20)	2

Profit before tax	14,071	(8)	14,063	12,340	(12)	(12)

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 30 June 2014 (‘1H14’) compared with half-year to 31 December 2013 (‘2H13’)
	2H13 as reported US$m	Currency translation adjustment[22] US$m	2H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change[23] %	Constant currency change[23] %

HSBC

Net interest income	17,720	66	17,786	17,405	(2)	(2)
Net fee income	8,030	39	8,069	8,177	2	1
Net trading income	2,328	(87)	2,241	3,275	41	46
Own credit spread[24]	(1,227)	(13)	(1,240)	(215)	82	83
Other expense from financial instruments designated at fair value	3,192	109	3,301	1,875	(41)	(43)
Net income from financial instruments designated at fair value	1,965	96	2,061	1,660	(16)	(19)
Gains less losses from financial investments	156	–	156	946
Net earned insurance premiums	5,714	12	5,726	6,137	7	7
Other operating income (including dividend income)	1,901	6	1,907	626	(67)	(67)

Total operating income	37,814	132	37,946	38,226	1	1

Net insurance claims incurred and movement in liabilities to policyholders	(7,541)	(23)	(7,564)	(7,059)	6	7

Net operating income[13]	30,273	109	30,382	31,167	3	3

Loan impairment charges and other credit risk provisions	(2,733)	(3)	(2,736)	(1,841)	33	33

Net operating income	27,540	106	27,646	29,326	6	6

Operating expenses	(20,157)	(146)	(20,303)	(18,266)	9	10

Operating profit	7,383	(40)	7,343	11,060	50	51

Share of profit in associates and joint ventures	1,111	–	1,111	1,280	15	15

Profit before tax	8,494	(40)	8,454	12,340	45	46

By global business
Retail Banking and Wealth Management	3,382	20	3,402	3,045	(10)	(10)
Commercial Banking	4,308	2	4,310	4,771	11	11
Global Banking and Markets	3,718	(45)	3,673	5,033	35	37
Global Private Banking	85	–	85	364
Other	(2,999)	(17)	(3,016)	(873)	71	71

Profit before tax	8,494	(40)	8,454	12,340	45	46

By geographical region
Europe	(943)	61	(882)	2,258
Asia[11]	6,591	(10)	6,581	7,894	20	20
Middle East and North Africa	785	(3)	782	989	26	26
North America	555	(24)	531	825	49	55
Latin America	1,506	(64)	1,442	374	(75)	(74)

Profit before tax	8,494	(40)	8,454	12,340	45	46

For footnotes, see page 96.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Underlying performance

Underlying performance:

•	adjusts for the period-on-period effects of foreign currency translation;

•

eliminates the fair value movements on our long-term debt attributable to credit spread (‘own credit spread’) where the net result of such movements will be zero upon maturity of the debt (see footnote 24 on page 96); and

•	adjusts for acquisitions, disposals and changes of ownership levels of subsidiaries, associates, joint ventures and businesses.

For acquisitions, disposals and changes of ownership levels of subsidiaries, associates, joint ventures and businesses, we eliminate the gain or loss on disposal or dilution and any associated gain or loss on reclassification or impairment recognised in the period incurred, and remove the operating profit or loss of the acquired, disposed of or diluted subsidiaries, associates, joint ventures and businesses from all the periods presented so we can view results on a like-for-like basis. Disposal of investments other than those included in the above definition do not lead to underlying adjustments.

We use underlying performance to explain period-on-period changes when the effect of fair value movements on own debt, acquisitions, disposals or dilution is significant because we consider that this basis more appropriately reflects operating performance.

The following disposals and changes to ownership levels affected the underlying performance:

Disposal gains/(losses) affecting underlying performance

	Date	Disposal gain/(loss) US$m
Reclassification gain in respect of our holding in Industrial Bank Co., Limited following the issue of additional share capital to third parties[25]	Jan 2013	1,089
HSBC Insurance (Asia-Pacific) Holdings Limited’s disposal of its shareholding in Bao Viet Holdings[25]	Mar 2013	104
Household Insurance Group holding company’s disposal of its insurance manufacturing business[25]	Mar 2013	(99)
HSBC Seguros, S.A. de C.V., Grupo Financiero HSBC’s disposal of its property and Casualty Insurance business in Mexico[25]	Apr 2013	20
HSBC Bank plc’s disposal of its shareholding in HSBC (Hellas) Mutual Funds Management SA26	Apr 2013	(7)
HSBC Insurance (Asia-Pacific) Holdings Limited disposal of its shareholding in Hana HSBC Life Insurance Company Limited[25]	May 2013	28
HSBC Bank plc’s disposal of HSBC Assurances IARD[26]	May 2013	(4)
The Hongkong and Shanghai Banking Corporation Limited’s disposal of HSBC Life (International) Limited’s Taiwan branch operations[26]	June 2013	(36)
HSBC Markets (USA) Inc.’s disposal of its subsidiary, Rutland Plastic Technologies[26]	Aug 2013	17
HSBC Insurance (Singapore) Pte Ltd’s disposal of its Employee Benefits Insurance business in Singapore[26]	Aug 2013	(8)
HSBC Investment Bank Holdings plc’s disposal of its investment in associate FIP Colorado[26]	Aug 2013	(5)
HSBC Investment Bank Holdings plc group’s disposal of its investment in subsidiary, Viking Sea Tech[25]	Aug 2013	54
HSBC Latin America Holdings UK Limited’s disposal of HSBC Bank (Panama) S.A.[26]	Oct 2013	1,107
HSBC Latin America Holdings UK Limited’s disposal of HSBC Bank (Peru) S.A.[26]	Nov 2013	(18)
HSBC Latin America Holdings UK Limited’s disposal of HSBC Bank (Paraguay) S.A.[26]	Nov 2013	(21)
Reclassification loss in respect of our holding in Yantai Bank Co., Limited following an increase in its registered share capital[25]	Dec 2013	(38)
HSBC Latin America Holdings UK Limited’s disposal of HSBC Bank (Colombia) S.A.[25]	Feb 2014	18
Reclassification loss in respect of our holding in Vietnam Technological & Commercial Joint Stock Bank following the loss of significant influence[25]	Jun 2014	(32)
HSBC Bank Middle East Limited’s disposal of its banking business in Jordan[25]	Jun 2014	–

For footnotes, see page 96.

HSBC HOLDINGS PLC

Interim Management Report (continued)

The following table reconciles our reported revenue, loan impairment charges, operating expenses and profit before tax for the first half of 2014 and the two halves of 2013 to an underlying basis. Throughout this Interim Report, we reconcile other reported results to underlying results when doing so results in a more useful discussion of operating performance. Equivalent tables are provided for each of our global businesses and geographical segments on pages which are available on www.hsbc.com.

Reconciliation of reported and underlying items

	Half-year to
	30 June 2014	30 June 2013	Change[23]	30 June 2014	31 December 2013	Change[23]
	US$m	US$m	%	US$m	US$m	%
Net interest income
Reported	17,405	17,819	(2)	17,405	17,720	(2)
Currency translation adjustment[22]		(235)			66
Acquisitions, disposals and dilutions	(27)	(223)		(27)	(150)

Underlying	17,378	17,361	–	17,378	17,636	(1)

Other operating income
Reported	538	946	(43)	538	1,686	(68)
Currency translation adjustment[22]		(28)			6
Acquisitions, disposals and dilutions	14	(1,107)		14	(1,132)

Underlying	552	(189)		552	560	(1)

Revenue[13]
Reported	31,167	34,372	(9)	31,167	30,273	3
Currency translation adjustment[22]		(265)			122
Own credit spread[23]	215	19		215	1,227
Acquisitions, disposals and dilutions	(23)	(1,406)		(23)	(1,332)

Underlying	31,359	32,720	(4)	31,359	30,290	4

Loan impairment charges and other credit risk provisions
Reported	(1,841)	(3,116)	41	(1,841)	(2,733)	33
Currency translation adjustment[22]		106			(3)
Acquisitions, disposals and dilutions	2	44		2	17

Underlying	(1,839)	(2,966)	38	(1,839)	(2,719)	32

Total operating expenses
Reported	(18,266)	(18,399)	1	(18,266)	(20,157)	9
Currency translation adjustment[22]		125			(146)
Acquisitions, disposals and dilutions	26	315		26	146

Underlying	(18,240)	(17,959)	(2)	(18,240)	(20,157)	10

Underlying cost efficiency ratio	58.2%	54.9%		58.2%	66.5%

Share of profit in associates and joint ventures
Reported	1,280	1,214	5	1,280	1,111	15
Currency translation adjustment[22]		22			–
Acquisitions, disposals and dilutions	–	(14)		–	102

Underlying	1,280	1,222	5	1,280	1,213	6

Profit before tax
Reported	12,340	14,071	(12)	12,340	8,494	45
Currency translation adjustment[22]		(12)			(27)
Own credit spread[3]	215	19		215	1,227
Acquisitions, disposals and dilutions	5	(1,061)		5	(1,067)

Underlying	12,560	13,017	(4)	12,560	8,627	46

For footnotes, see page 96.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Underlying profit before tax

	Half-year to
	30 June 2014	30 June 2013	Change[23]	30 June 2014	31 December 2013	Change[23]
	US$m	US$m	%	US$m	US$m	%
By global business
Retail Banking and Wealth Management	3,039	3,382	(10)	3,039	3,104	(2)
Commercial Banking	4,758	4,098	16	4,758	3,831	24
Global Banking and Markets	5,024	5,662	(11)	5,024	3,307	52
Global Private Banking	364	119	206	364	84
Other	(625)	(244)	(156)	(625)	(1,699)	63

Underlying profit before tax	12,560	13,017	(4)	12,560	8,627	46

By geographical region
Europe	2,417	3,011	(20)	2,417	109
Asia[11]	7,931	8,035	(1)	7,931	6,727	18
Middle East and North Africa	984	891	10	984	768	28
North America	870	775	12	870	717	21
Latin America	358	305	17	358	306	17

Underlying profit before tax	12,560	13,017	(4)	12,560	8,627	46

For footnotes, see page 96.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and underlying average risk–weighted assets

Group

	Half–year to
	30 June 2014	30 June 2013	Change[23]	30 June 2014	31 December 2013	Change[23]
	US$bn	US$bn	%	US$bn	US$bn	%

Average reported RWAs	1,200	1,109	8	1,200	1,099	9
Currency translation adjustment[44]	–	2		–	4
Acquisitions, disposals and dilutions	(3)	(27)		(3)	(10)

Average underlying RWAs	1,197	1,084	10	1,197	1,093	10

US CML and other

	Half–year to
	30 June 2014	30 June 2013	Change	30 June 2014	31 December 2013	Change
	US$bn	US$bn	%	US$bn	US$bn	%

Average reported RWAs	74	99	(25)	74	83	(11)

Average underlying RWAs	74	99	(25)	74	83	(11)

For footnotes, see page 96.

24a

HSBC HOLDINGS PLC

Interim Management Report (continued)

Consolidated income statement

Summary income statement

	Half-year to
	30 June 2014	30 June 2013	31 December 2013
	US$m	US$m	US$m

Net interest income	17,405	17,819	17,720
Net fee income	8,177	8,404	8,030
Net trading income	3,275	6,362	2,328
Net income/(expense) from financial instruments designated at fair value	1,660	(1,197)	1,965
Gains less losses from financial investments	946	1,856	156
Dividend income	88	107	215
Net earned insurance premiums	6,137	6,226	5,714
Other operating income	538	946	1,686

Total operating income	38,226	40,523	37,814

Net insurance claims incurred and movement in liabilities to policyholders	(7,059)	(6,151)	(7,541)

Net operating income before loan impairment charges and other credit risk provisions	31,167	34,372	30,273

Loan impairment charges and other credit risk provisions	(1,841)	(3,116)	(2,733)

Net operating income	29,326	31,256	27,540

Total operating expenses	(18,266)	(18,399)	(20,157)

Operating profit	11,060	12,857	7,383

Share of profit in associates and joint ventures	1,280	1,214	1,111

Profit before tax	12,340	14,071	8,494

Tax expense	(2,022)	(2,725)	(2,040)

Profit for the period	10,318	11,346	6,454

Profit attributable to shareholders of the parent company	9,746	10,284	5,920
Profit attributable to non-controlling interests	572	1,062	534

Average foreign exchange translation rates to US$:
US$1: £	0.599	0.648	0.632
US$1: €	0.730	0.761	0.745

Reported profit before tax of US$12.3bn in the first half of 2014 was US$1.7bn or 12% less than in the first half of 2013, primarily reflecting lower gains (net of losses) from disposals and reclassifications. Our results in the first half of 2013 included a US$1.1bn accounting gain arising from the reclassification of Industrial Bank as a financial investment following its issue of additional share capital to third parties. In addition, there were adverse fair value movements of US$0.2bn on own debt designated at fair value in the first half of 2014 compared with minimal movements in the first half of 2013.

On an underlying basis, profit before tax of US$12.6bn was 4% lower, primarily driven by reduced net operating income before loan impairment charges and other credit risk provisions (‘revenue’) which was partly offset by lower loan impairment charges and other credit risk provisions (‘LIC’s).

The following commentary is on an underlying basis and comparisons are with the first half of 2013, except where stated otherwise. The difference between reported and underlying results is explained and reconciled on page 23.

Revenue of US$31.4bn was US$1.4bn or 4% lower, reflecting the reduced effect of significant items in the first half of 2014. Revenue in the first half of 2014 included:

•	a gain of US$428m on the sale of our shareholding in Bank of Shanghai;

•	an adverse debit valuation adjustment (‘DVA’) of US$155m (compared with a favourable DVA of US$451m in the first half of 2013) on derivative contracts;

•	adverse fair value movements on non-qualifying hedges (see footnote 28) of US$322m compared with favourable

HSBC HOLDINGS PLC

Interim Management Report (continued)

movements of US$293m in the first half of 2013; and

•	a provision of US$367m arising from a review of compliance with the Consumer Credit Act in the UK.

In the first half of 2013, we reported the following items:

•	a net gain on completion of the Ping An disposal of US$553m; and

•	foreign exchange gains on sterling debt issued by HSBC Holdings of US$442m; partly offset by

•	a loss of US$279m recognised following the write-off of allocated goodwill relating to our GPB business in Monaco;

•	a loss of US$271m on sale of the non-real estate accounts in the US run-off portfolio in RBWM;

•	a loss of US$199m on early termination of cash flow hedges in the US run-off portfolio in RBWM; and

•	a loss on the sale of an HFC Bank UK secured loan portfolio in RBWM of US$138m.

Excluding these items, revenue was US$0.1bn lower:

•

in RBWM, revenue fell by US$0.4bn, reflecting reduced net interest income following the sale of real estate and non-real estate portfolios and lower average balances in the US run-off portfolio. In our Principal RBWM business (see footnote 55 on page 97), revenue was broadly unchanged, with a reduction in personal lending revenue mostly offset by higher income from current accounts, savings and deposits;

•

in GB&M, revenue was down by US$0.3bn or 3%, mainly driven by Markets (down by US$0.3bn or 7%), reflecting decreased revenue in our Foreign Exchange business from lower market volatility and reduced client flows. In addition, in line with expectations, Balance Sheet Management revenue decreased reflecting lower gains on disposals of available-for-sale debt securities. By contrast, our Equities business grew and revenue was higher in Principal Investments and Credit, notably legacy credit, driven by price appreciation across certain classes in the asset-backed securities (‘ABS’s) market; and

•	in GPB, revenue was US$0.2bn lower, reflecting lower market volatility and a managed reduction in client assets as we continued to reposition the business.

These factors were partly offset by:

•

CMB, where revenue rose by US$0.4bn. This was due to higher net interest income driven by average lending and deposit growth in Asia and rising average deposit balances and wider lending spreads in the UK. In addition, revenue grew from higher net fee income driven by an increase in term lending fees in the UK.

LICs of US$1.8bn were US$1.1bn less than in the first half of 2013, primarily from reductions in Europe, North America and Latin America:

•

in Europe, LICs decreased by US$0.6bn, mainly driven by lower individually and collectively assessed impairments in CMB in the UK, reflecting the improved quality of the portfolio and the economic environment, together with higher net releases of credit risk provisions on available-for-sale ABSs in GB&M;

•

in North America, LICs decreased by US$0.3bn, reflecting reduced levels of delinquency and new impaired loans in the Consumer and Mortgage Lending (‘CML’) portfolio and lower lending balances from the continued run-off and loan sales, partly offset by lower favourable market value adjustments of the underlying properties as improvements in housing market conditions were less pronounced in the first half of 2014; and

•

in Latin America, LICs decreased by US$0.3bn, primarily in Brazil. This was driven by changes to the impairment model and revisions to the assumptions for restructured loan account portfolios made in 2013 in both RBWM and CMB. It was partly offset by refinements to the impairment model for non-restructured loan portfolios, primarily in RBWM, in the first half of 2014. In Mexico, LICs improved due to reduced specific provisions for CMB, in particular relating to homebuilders.

Operating expenses of US$18.2bn were 2% higher and included a number of significant items as follows.

The first half of 2014 included:

•

lower UK customer redress programme charges of US$234m compared with US$412m in the first half of 2013. Charges for the period included estimated redress for possible mis-selling in previous years in respect of Payment Protection Insurance (‘PPI’); and

HSBC HOLDINGS PLC

Interim Management Report (continued)

•	lower restructuring and other related costs of US$82m compared with US$238m in the first half of 2013.

In addition, the following significant items were recorded in the first half of 2013:

•	Madoff-related litigation costs in GB&M of US$298m;

•	regulatory investigation provisions in GPB of US$119m;

•	a customer remediation provision connected to our former Card and Retail Services (‘CRS’) business of US$100m; partly offset by

•	an accounting gain of US$430m relating to changes in delivering ill-health benefits to certain employees in the UK.

Excluding significant items, operating expenses were US$756m or 4% higher, primarily reflecting increased investment in the Risk function (including

Compliance) and Global Standards and inflation, partly offset by cost saving initiatives.

Income from associates was 5% higher, driven by increased contributions from Bank of Communications (‘BoCom’) and The Saudi British Bank.

The effective tax rate for the first half of 2014 was 16.4% compared with 19.4% for the first half of 2013 as the former benefited from a current tax credit for prior years and a non-taxable gain on the disposal of Bank of Shanghai. The effective tax rate in the first half of 2013 was higher because the tax exempt gains associated with the reclassification of our shareholding in Industrial Bank as a financial investment and the disposal of our investment in Ping An were partly offset by a write-down of deferred tax assets recognised in Mexico following clarification of the tax law by the Mexican fiscal authority.

Significant revenue items

	Half-year to
	30 June	30 June	31 Dec
	2014	2013	2013
	US$m	US$m	US$m

Debit valuation adjustment on derivative contracts	(155)	451	(346)
Fair value movement on non-qualifying hedges[28]	(322)	293	218
Foreign exchange gains relating to the sterling debt issued by HSBC Holdings	–	442	–
Gain on sale of shareholding in Bank of Shanghai	428	–	–
Loss on early termination of cash flow hedges in the US run-off portfolio	–	(199)	–
Loss on sale of an HFC Bank UK secured loan portfolio	–	(138)	(8)
Loss on sale of several tranches of real estate secured accounts in the US	(15)	(1)	(122)
Loss on sale of the non-real estate portfolio in the US	–	(271)	–
Net gain on completion of Ping An disposal	–	553	–
Provision arising from a review of compliance with the Consumer Credit Act in the UK	(367)	–	–
Write-off of allocated goodwill relating to the GPB Monaco business	–	(279)	–

	(431)	851	(258)
Significant cost items
	Half-year to
	30 June	30 June	31 Dec
	2014	2013	2013
	US$m	US$m	US$m
Accounting gain arising from change in basis of delivering ill-health benefits in the UK	–	(430)	–
Madoff-related litigation costs	–	298	–
Regulatory investigation provisions in GPB	–	119	233
Restructuring and other related costs	82	238	245
UK bank levy	(45)	9	907
UK customer redress programmes	234	412	823
US customer remediation provision relating to CRS	–	100	–

	271	746	2,208

HSBC HOLDINGS PLC

Interim Management Report (continued)

Group performance by income and expense item

Net interest income

	Half-year to
	30 June 2014		30 June 2013		31 December 2013
	US$m		US$m		US$m

Interest income	25,435		25,740		25,452
Interest expense	(8,030)		(7,921)		(7,732)

Net interest income[29]	17,405		17,819		17,720

Average interest-earning assets	1,801,862		1,657,555		1,680,988
Gross interest yield[30]	2.85%		3.13%		3.00%
Cost of funds	(1.03%	)	(1.15%	)	(1.05%	)
Net interest spread[31]	1.82%		1.99%		1.95%
Net interest margin[31]	1.95%		2.17%		2.09%

For footnotes, see page 96.

The commentary in the following sections is on a constant currency basis and comparisons are with the first half of 2013, unless stated otherwise.

Reported net interest income of US$17.4bn decreased by US$414m compared with the first half of 2013. On a constant currency basis, net interest income decreased by US$179m. This was driven in part by a provision arising from a review of our compliance with the Consumer Credit Act (‘CCA’) in the UK and the impact of the disposals of non-strategic operations in Latin America, although these factors were partially offset by increased income in Asia.

On an underlying basis, which excludes the net interest income earned by the businesses sold during 2013 and the first half of 2014 from all periods presented (first half of 2014: US$27m; first half of 2013: US$223m) and currency translation movements of US$235m, net interest income was broadly unchanged.

On both reported and constant currency bases, net interest spread and margin fell, reflecting lower yields on customer lending in North America and Europe. In North America this was due to changes in the composition of the lending portfolios towards lower yielding secured assets, and to the run-off of the CML portfolio. In Europe, it was due to the CCA provision noted above. These factors were partially offset by a lower cost of funds. In addition, the benefit of net free funds fell, due to the decrease in non-interest bearing liabilities.

Interest income

On a constant currency basis, interest income was broadly unchanged. Interest on loans and advances to customers decreased, principally in North

America as a consequence of the disposal of the higher yielding non-real estate loan portfolio and the reduction in the CML portfolio from run off and sales. In addition, new lending to customers in RBWM and CMB was at lower yields in the current low rate environment, reflecting a shift in the portfolio towards higher levels of lower yielding first lien real estate secured loans. In Europe, interest income fell primarily due to the provision from a review of our compliance with the CCA. By contrast, we recorded increased interest income on customer lending in Asia, driven by growth in term lending and residential mortgages during the first half of 2014. This increase in balances was partially offset by compressed yields on customer lending. In Latin America, interest income on customer lending activity was broadly unchanged, as increases in Brazil and Argentina were largely offset by disposals of non-strategic businesses in 2013. In Brazil, term lending and mortgages grew during the first half of 2014, although yields on customer lending decreased, despite the rise in average interest rates. This reflected the shift in product and client mix to more secured, relationship-led lending. In Argentina, growth in interest income was driven by increased average balances and higher yields, as interest rates rose.

Interest income on short-term funds and financial investments increased in Asia and Latin America, as interest rates rose in certain countries in these regions, notably in Brazil, Argentina and mainland China. Average balances for both short-term funds and financial investments also grew in these regions. However, in Europe, interest income on short-term funds and financial investments fell as maturing positions were replaced by longer-term but lower-yielding bonds.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Interest expense

Interest expense increased in the first half of 2014 to a greater extent than interest income, primarily relating to customer accounts. In Latin America, interest expense increased as reductions in average balances were more than offset by the increase in the cost of funds due to interest rate rises. However, this was partly offset by the disposal of non-strategic operations. In Asia, the growth in the average balances of customer accounts drove the increase while the cost of funds was broadly unchanged. Conversely, in North America, interest expense on customer deposits declined as a result of business disposals leading to a fall in average outstanding balances, as well as a strategic decision to re-price deposits downwards. In addition, interest expense decreased due to a release of accrued interest associated with an uncertain tax position.

Interest expense on debt issued was broadly unchanged, as decreasing balances offset the increase in cost of funds. In North America, the effect of the business disposals led to a decline in our funding requirements. Cost of funds also fell as higher coupon debt matured and was repaid. In Europe, interest expense on debt decreased as average outstanding balances fell as a result of net redemptions. The cost of funds also decreased as issuance of new debt was at lower prevailing rates. By contrast, interest expense increased in Latin America, notably in Brazil, in line with interest rate rises and increased medium-term loan note balances.

Repos and reverse repos

During the final quarter of 2013, GB&M changed the way it managed reverse repurchase (‘reverse repo’) and repurchase (‘repo’) activities. This had the effect of reducing the net interest margin as average interest earning assets and interest bearing liabilities increased significantly. These reverse repo and repo agreements have a lower gross yield and cost of funds, respectively, than the remainder of our portfolio.

‘Net interest income’ includes the expense of internally funded trading assets, while related revenue is reported in ‘Net trading income’. The internal cost of funding these assets increased, as average trading liability balances fell to a greater extent than trading assets. In reporting our global business results, this cost is included within ‘Net trading income’.

Net fee income

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	31 December 2013 US$m

Account services	1,734	1,701	1,880
Funds under management	1,283	1,347	1,326
Cards	1,210	1,304	1,151
Credit facilities	963	930	977
Broking income	664	734	654
Imports/exports	558	580	577
Underwriting	536	518	348
Unit trusts	518	481	410
Remittances	411	415	434
Global custody	359	364	334
Insurance	302	280	271
Other	1,493	1,494	1,463

Fee income	10,031	10,148	9,825

Less: fee expense	(1,854)	(1,744)	(1,795)

Net fee income	8,177	8,404	8,030

Net fee income fell by US$227m on a reported basis and by US$183m on a constant currency basis.

Account services and cards fees declined in aggregate, mainly in Europe due to lower current account charges in the UK following a reduction in overdraft fees, and also from a managed reduction of client assets in our GPB business in Switzerland as we continued to reposition the business. In Mexico, lower fees from a reduction in customer numbers also reflected repositioning.

Fees from funds under management reduced, mainly in Asia due to higher net fund outflows reflecting lower sales as a result of changes to customer investment appetite, and in Latin America partly reflecting a change in product mix. Broking fee income also fell, mainly in RBWM in Hong

HSBC HOLDINGS PLC

Interim Management Report (continued)

Kong from lower Wealth Management sales volumes and in Europe reflecting the managed reduction in client assets in GPB referred to above.

Other fee income was affected by the expiry of the Transition Servicing Agreements we entered into with the buyer of the CRS business in North America. In addition, higher fee expense reflected adverse adjustments to mortgage servicing rights valuations in North America due to mortgage interest rate decreases in the first half of 2014, and higher fees payable under partnership agreements in the UK.

These factors were partly offset by increased fee income in credit facilities, mainly in Asia and Europe and, to a lesser extent, in North America reflecting increased new business volumes.

Net trading income

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	31 December 2013 US$m

Trading activities	2,666	5,766	1,155
Ping An contingent forward sale contract[32]	–	(682)	–
Net interest income on trading activities	913	1,132	915
Gain/(loss) on termination of hedges	(4)	(200)	6
Other trading income/(expense) – hedge ineffectiveness:
– on cash flow hedges	15	7	15
– on fair value hedges	22	46	19
Non-qualifying hedges	(337)	293	218

Net trading income[33,34]	3,275	6,362	2,328
Significant items included in net trading income
	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	31 December 2013 US$m
Included within trading activities:
– debit valuation adjustment	(155)	451	(346)
– foreign exchange gains on sterling debt issued by HSBC Holdings	–	442	–
Other significant items:
– Ping An contingent forward sale contract[32]	–	(682)	–
– loss on termination of cash flow hedges in CML	–	(199)	–
– non-qualifying hedges[28]	(322)	293	218

	(477)	305	(128)

For footnotes, see page 96.

Reported net trading income of US$3.3bn was US$3.1bn lower, mainly in Europe. On a constant currency basis, income reduced by US$3.2bn or 50%. This was partly the effect of various significant items, as noted in the table above.

Excluding significant items, net trading income from trading activities decreased, notably driven by adverse foreign exchange movements on assets held as economic hedges of foreign currency debt designated at fair value, compared with favourable movements in the first half of 2013. These movements offset fair value movements on the foreign currency debt which are reported in ‘Net income from financial instruments designated at fair value’.

In Markets, income from trading activities decreased, mainly driven by a fall in our Foreign Exchange business, reflecting lower market volatility and reduced client flows. By contrast, Rates revenue was broadly in line with the first half of 2013 as higher revenue in Latin America, in part driven by increased client activity, was offset by the effect of subdued client flows and lower market volatility, mainly in Europe. However, we recorded higher income in secondary Credit and revenue growth in Equities, notwithstanding the revaluation gains reported in the first half of 2013. The growth in our Equities business was driven by successful positioning of the business to capture increased client activity.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Net interest income from trading activities also fell due to lower average balances, notably relating to reverse repos and repos, in line with the change in the way GB&M manages them. The net interest income from these activities is now recorded in ‘Net interest income’.

Net income /(expense) from financial instruments designated at fair value

	Half-year to
	30 June 2014	30 June 2013	31 December 2013
	US$m	US$m	US$m
Net income/(expense) arising from:
– financial assets held to meet liabilities under insurance and investment contracts	1,396	717	2,453
– liabilities to customers under investment contracts	(231)	(506)	(731)

– HSBC’s long-term debt issued and related derivatives	438	(1,419)	191
Change in own credit spread on long-term debt[35]	(215)	(19)	(1,227)
Other changes in fair value[36]	653	(1,400)	1,418

– other instruments designated at fair value and related derivatives	57	11	52

Net income/(expense) from financial instruments designated at fair value	1,660	(1,197)	1,965

Assets and liabilities from which net income/(expense) from financial instruments designated at fair value arose

	At
	30 June 2014	30 June 2013	31 December 2013
	US$m	US$m	US$m

Financial assets designated at fair value at period-end	31,823	35,318	38,430
Financial liabilities designated at fair value at period-end	82,968	84,254	89,084

Including:
Financial assets held to meet liabilities under:
– insurance contracts and investment contracts with DPF[37]	11,906	10,017	10,717
– unit-linked insurance and other insurance and investment contracts	16,927	23,365	25,423
Long-term debt issues designated at fair value	75,740	71,456	75,278

For footnotes, see page 96.

The majority of the financial liabilities designated at fair value is fixed-rate long-term debt issued and managed in conjunction with interest rate swaps as part of our interest rate management strategy. These liabilities are discussed further on page 57 of the Annual Report and Accounts 2013.

Net income from financial instruments designated at fair value was US$1.7bn in the first half of 2014, compared with net expense of US$1.2bn in the first half of 2013 on a reported basis, and US$1.3bn on a constant currency basis. The former included adverse movements in the fair value of our own long-term debt of US$215m due to credit spread movements, compared with minimal fair value movements in the first half of 2013.

Net income arising from financial assets held to meet liabilities under insurance and investment contracts of US$1.4bn was US$643m higher on a constant currency basis. This was driven by improved equity market performance in Hong Kong, higher net income on the bonds portfolio in Brazil and higher fair value gains in France, partly offset by weaker UK equity market performance. The investment gains or losses result in a corresponding movement in liabilities to customers (see page 57 of the Annual Report and Accounts 2013 for details of the treatment of the movement in these liabilities).

‘Other changes in fair value’ mainly reflects fair value movements on foreign currency debt designated at fair value and issued as part of our overall funding strategy. In the first half of 2014, these movements were favourable, following adverse movements in the first half of 2013. An offset from assets held as economic hedges was reported in ‘Net trading income’.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Gains less losses from financial investments

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	31 December 2013 US$m
Net gains/(losses) from disposal of:
– debt securities	185	416	75
– Ping An equity securities classified as available-for-sale[32]	–	1,235	–
– other equity securities	782	253	209
– other financial investments	2	(2)	1

	969	1,902	285
Impairment of available-for-sale equity securities	(23)	(46)	(129)

Gains less losses from financial investments	946	1,856	156

For footnote, see page 96.

In the first half of 2014, gains less losses from financial investments decreased by US$910m on a reported basis and by US$926m on a constant currency basis, driven by the effect of significant items as follows:

•	in the first half of 2013, we reported a US$1.2bn gain on disposal of available-for-sale equity securities in Asia, following the sale of our investment in Ping An; and

•	in the first half of 2014, we reported a US$428m gain on disposal of available-for-sale equity securities relating to the sale of our shareholding in the Bank of Shanghai.

Excluding these items, gains less losses from financial investments decreased, primarily driven by a reduction in net gains on the disposal of debt securities. The first half of 2013 included gains on disposal of available-for-sale government debt securities in Balance Sheet Management in Europe and North America, as part of a continuing strategy to re-balance the securities portfolio for risk management purposes.

Net earned insurance premiums

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	31 December 2013 US$m

Gross insurance premium income	6,358	6,451	5,947
Reinsurance premiums	(221)	(225)	(233)

Net earned insurance premiums	6,137	6,226	5,714

Net earned insurance premiums decreased on both reported and constant currency bases, as lower net earned premiums in Europe were mostly offset by an increase in Hong Kong.

In Europe, net earned premiums decreased, mainly in the UK, reflecting lower sales following the withdrawal of external independent financial adviser distribution channels for certain linked insurance contracts in the second half of 2013. In addition, decreases in France reflected lower sales of investment contracts with discretionary participation features (‘DPF’).

In Hong Kong, premium income increased due to increased new business from deferred annuity, universal life and endowment contracts, coupled with higher renewals. This was partly offset by lower new business from unit-linked contracts.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Other operating income

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	31 December 2013 US$m

Rent received	82	77	78
Gains/(losses) recognised on assets held for sale	10	(481)	(248)
Gains on investment properties	71	110	3
Gains on disposal of property, plant and equipment, intangible assets and non-financial investments	3	14	164
Gains/(losses) arising from dilution of interest in Industrial Bank and other associates and joint ventures	(32)	1,089	(38)
Gains on disposal of HSBC Bank (Panama) S.A.	–	–	1,107
Change in present value of in-force long-term insurance business	200	100	425
Other	204	37	195

Other operating income	538	946	1,686

Change in present value of in-force long-term insurance business

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	31 December 2013 US$m

Value of new business	479	517	407
Expected return	(286)	(249)	(256)
Assumption changes and experience variances	(3)	(127)	215
Other adjustments	10	(41)	59

Change in present value of in-force long-term insurance business	200	100	425

Other operating income of US$538m decreased by US$408m on a reported basis and by US$380m on a constant currency basis.

Reported other operating income included the effects of the disposals and the reclassifications listed on page 22 of US$14m, compared with net gains of US$1.1bn which largely related to an accounting gain arising from the reclassification of Industrial Bank as a financial investment.

On an underlying basis, which excludes the effects of disposals noted on page 22, the results of disposed of operations and the effects of foreign currency translation, other operating income increased. This was primarily driven by the following significant items in the first half of 2013;

•	loss of US$271m on the sale of our CML non-real estate personal loan portfolio in April 2013;

•	write-off of goodwill relating to our GPB business in Monaco of US$279m; and
•	a loss of US$138m on the sale of an HFC Bank UK secured loan portfolio in RBWM.

Excluding significant items, other operating income rose, reflecting gains from legacy credit in GB&M in the UK due to price appreciation across certain asset classes in the ABS market and increased favourable movements in the present value of in-force (‘PVIF’) long-term insurance business. This was mainly in Brazil due to the non-recurrence of adverse experience variances resulting from higher lapse rates and adverse interest rate movements in the first half of 2013, while favourable movements in Asia reflected market condition updates and a rise in the value of new business. This was partly offset in France by adverse movements due to investment and market conditions.

These gains were partly offset by lower disposal and revaluation gains on investment properties in Hong Kong than in the first half of 2013.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Net insurance claims incurred and movement in liabilities to policyholders

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	31 December 2013 US$m
Insurance claims incurred and movement in liabilities to policyholders:
– gross	7,212	6,239	7,709
– reinsurers’ share	(153)	(88)	(168)

– net[38]	7,059	6,151	7,541

For footnote, see page 96.

Net insurance claims incurred and movement in liabilities to policyholders increased by US$908m on a reported basis and by US$889m on a constant currency basis.

Movements in claims resulting from investment returns on the assets held to support policyholder contracts where the policyholder bears investment risk increased, reflecting higher investment income in Hong Kong as a result of favourable equity market movements, and higher net income on the bond portfolio in Brazil, partly offset by weaker equity market performance in the UK. The gains or losses recognised on the financial assets designated at fair value held to support these insurance and investment contract liabilities are reported in ‘Net income from financial instruments designated at fair value’.

Reductions in claims resulting from a decrease in new business written in Europe were mostly offset by increases in Hong Kong as explained under ‘Net earned insurance premiums’.

Loan impairment charges and other credit risk provisions

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	31 December 2013 US$m
Loan impairment charges
New allowances net of allowance releases	2,581	3,828	3,516
Recoveries of amounts previously written off	(556)	(639)	(657)

	2,025	3,189	2,859
Individually assessed allowances	558	1,121	1,199
Collectively assessed allowances	1,467	2,068	1,660

Releases of impairment of available-for-sale debt securities	(214)	(82)	(129)

Other credit risk provisions	30	9	3

Loan impairment charges and other credit risk provisions	1,841	3,116	2,733

	%	%	%
Impairment charges on loans and advances to customers as a percentage of average gross loans and advances to customers (annualised)	0.4	0.7	0.6

On a reported basis, LICs of US$1.8bn were US$1.3bn lower, primarily in Europe, Latin America and North America. Underlying LICs decreased by US$1.1bn.

On a reported basis, the percentage of impairment charges to average gross loans and advances fell to 0.4% at 30 June 2014 from 0.7% at 30 June 2013.

On a constant currency basis, LICs fell by US$1.2bn, a reduction of 39%. This was driven by a reduction in both individually assessed and collectively assessed loan impairment charges.

Individually assessed charges improved by US$590m, primarily in Europe, but also in Latin America and North America. In Europe, they were lower, mainly in CMB, reflecting improved quality in the portfolio and economic environment. In Latin America, the reduction was primarily in CMB, in particular in Mexico where impairments relating to homebuilders from a change in public housing policy were lower than in the first half of 2013. Individually assessed charges were also lower in North America, mainly in Canada in CMB.

Collectively assessed charges decreased by US$473m, primarily due to reductions in North

HSBC HOLDINGS PLC

Interim Management Report (continued)

America and Latin America. In North America, the improvement was mainly in RBWM, reflecting lower levels of new impaired loans and reduced balances in the US run-off portfolio, though this was partly offset by lower favourable market value adjustments of the underlying properties as improvements in housing market conditions were less pronounced in the first half of 2014. In addition, collectively assessed charges in CMB and GB&M were adversely affected as we revised certain estimates used in our corporate loan impairment calculation. In Latin America, the reduction reflected the adverse effect of changes to the impairment model and assumption revisions for restructured loan portfolios in Brazil which occurred in the first half of 2013, both in RBWM and CMB, though this was partly offset by an increase due to refinements to the impairment model for non-restructured loan portfolios, primarily in RBWM, in the first half of 2014. In addition, collectively assessed charges were lower due to reduced Business Banking provisions reflecting improved delinquency rates, and the effect of the disposal of non-strategic businesses.

Net releases of credit risk provisions were US$127m higher, primarily on available-for-sale ABSs in GB&M in Europe.

Operating expenses

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	31 December 2013 US$m

Employee compensation and benefits	9,978	9,496	9,700
Premises and equipment (excluding depreciation and impairment)	2,092	2,008	2,175
General and administrative expenses	5,035	5,719	7,163

Administrative expenses	17,105	17,223	19,038
Depreciation and impairment of property, plant and equipment	712	699	665
Amortisation and impairment of intangible assets	449	477	454

Operating expenses	18,266	18,399	20,157

Staff numbers (full-time equivalent)

	At
	30 June 2014	30 June 2013	31 December 2013

Geographical regions
Europe	69,642	69,599	68,334
Asia[11]	115,111	113,631	113,701
Middle East and North Africa	8,530	8,667	8,618
North America	20,649	21,454	20,871
Latin America	42,157	46,046	42,542

Staff numbers	256,089	259,397	254,066

For footnote, see page 96.

Reported operating expenses of US$18.3bn were US$133m or 1% lower. On an underlying basis, costs increased by 2%.

On a constant currency basis, operating expenses in the first half of 2014 were in line with the comparable period in 2013. A number of significant items recorded in the first half of 2013 did not recur, mainly:

•	Madoff-related litigation cost in GB&M of US$298m;

•	regulatory investigation provisions in GPB of US$119m; and
•	a customer remediation provision connected to our former CRS business of US$100m; partly offset by

•	an accounting gain of US$430m relating to changes in delivering ill-health benefits to certain employees in the UK.

In addition, the first half of 2014 included:

•

US$178m lower UK customer redress programme charges (from US$412m in the first half of 2013 to US$234m in the first half of 2014). Charges for the period included estimated redress for possible mis-selling in previous years in respect of PPI of US$194m; and

HSBC HOLDINGS PLC

Interim Management Report (continued)

•	US$156m lower restructuring and related costs (from US$238m in the first half of 2013 to US$82m in the first half of 2014).

Excluding significant items and business disposals which were primarily in Latin America, operating expenses were US$756m higher, reflecting:

•	increased investment in the Risk function (including Compliance) and Global Standards of US$326m;

•	inflationary pressures, including wage inflation;

•	business growth in CMB, primarily in Asia; and

•	the Financial Services Compensation Scheme (‘FSCS’) levy in the UK, as a result of the timing of recognition.

During the first half of 2014, we generated further sustainable cost savings of US$0.5bn which were primarily driven by re-engineering our back office processes and which in part offset the investments listed above and inflation. These programmes, together with business disposals, contributed to a fall of 2% in average staff numbers.

Performance-related costs also fell, mainly in GB&M reflecting lower revenue.

Cost efficiency ratios2

	Half-year to
	30 June 2014%	30 June 2013%	31 December 2013%

HSBC	58.6	53.5	66.6

Geographical regions
Europe	76.8	68.5	102.7
Asia[11]	41.4	36.2	46.0
Middle East and North Africa	47.4	49.2	53.8
North America	69.8	70.7	75.3
Latin America	67.8	61.9	51.0

Global businesses
Retail Banking and Wealth Management	67.1	63.6	65.4
Commercial Banking	44.2	42.4	43.7
Global Banking and Markets	50.6	47.0	58.2
Global Private Banking	70.6	89.9	92.7
For footnote, see page 96. Share of profit in associates and joint ventures
	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	31 December 2013 US$m
Associates
Bank of Communications Co., Limited	978	941	937
The Saudi British Bank	239	208	195
Other	37	43	(38)

Share of profit in associates	1,254	1,192	1,094
Share of profit in joint ventures	26	22	17

Share of profit in associates and joint ventures	1,280	1,214	1,111

HSBC’s share of profit in associates and joint ventures was US$1.3bn, an increase of 5% on a reported basis. On a constant currency basis, it increased by 4%, driven by higher contributions from BoCom and The Saudi British Bank.

Our share of profit from BoCom rose as a result of higher trading and fee income, as well as balance sheet growth, partly offset by higher operating expenses and a rise in loan impairment charges.

At 30 June 2014, we performed an impairment review of our investment in BoCom and concluded that it was not impaired, based on our value in use calculation (see Note 21 on the Financial Statements for further details).

HSBC HOLDINGS PLC

Interim Management Report (continued)

In future periods, the value in use may increase or decrease depending on whether the combined effect of changes to the current calculation assumptions is favourable or unfavourable. However, it is expected that the carrying amount will increase in the second half of 2014 due to retained profits earned by BoCom. At the point where the carrying amount exceeds the value in use, HSBC would continue to recognise its share of BoCom’s profit or loss, but the carrying amount would be reduced to equal the value in use, with a corresponding reduction in income, unless the market value has increased to a level above the carrying amount.

Profits from The Saudi British Bank rose reflecting strong, balance sheet growth.

Tax expense

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	31 December 2013 US$m

Profit before tax	12,340	14,071	8,494
Tax expense	(2,022)	(2,725)	(2,040)

Profit after tax	10,318	11,346	6,454

Effective tax rate	16.4%	19.4%	24.0%

The effective tax rate for the first half of the year of 16.4% was lower than the UK corporation tax rate of 21.5%. The results for the first half of 2014 included exempt income and gains, the post tax profits of associates and joint ventures and a current tax credit for prior years. The effective tax rate for the first half of 2013 also included tax exempt income and gains and the post tax profits of associates and joint ventures offset by the write down of a deferred tax asset.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Consolidated balance sheet

Summary consolidated balance sheet

	At 30 June 2014 US$m	At 30 June 2013 US$m	At 31 December 2013 US$m
ASSETS
Cash and balances at central banks	132,137	148,285	166,599
Trading assets	347,106	432,601	303,192
Financial assets designated at fair value	31,823	35,318	38,430
Derivative assets	269,839	299,213	282,265
Loans and advances to banks[3]	127,387	127,810	120,046
Loans and advances to customers[3,39]	1,047,241	938,294	992,089
Reverse repurchase agreements – non-trading[3]	198,301	88,400	179,690
Financial investments	423,710	404,214	425,925
Assets held for sale	10,248	20,377	4,050
Other assets	165,801	150,804	159,032

Total assets	2,753,593	2,645,316	2,671,318

LIABILITIES AND EQUITY
Liabilities
Deposits by banks[3]	92,764	92,709	86,507
Customer accounts[3]	1,415,705	1,266,905	1,361,297
Repurchase agreements – non-trading[3]	165,506	66,591	164,220
Trading liabilities	228,135	342,432	207,025
Financial liabilities designated at fair value	82,968	84,254	89,084
Derivative liabilities	263,494	293,669	274,284
Debt securities in issue	96,397	109,389	104,080
Liabilities under insurance contracts	75,223	69,771	74,181
Liabilities of disposal groups held for sale	12,361	19,519	2,804
Other liabilities	122,318	117,716	117,377

Total liabilities	2,554,871	2,462,955	2,480,859

Equity
Total shareholders’ equity	190,281	174,070	181,871
Non-controlling interests	8,441	8,291	8,588

Total equity	198,722	182,361	190,459

Total equity and liabilities	2,753,593	2,645,316	2,671,318

Selected financial information
Called up share capital	9,535	9,313	9,415
Capital resources[40,41]	192,834	183,450	194,009
Undated subordinated loan capital	2,777	2,777	2,777
Preferred securities and dated subordinated loan capital[42]	49,644	44,539	48,114

Risk-weighted assets – CRD IV basis	1,248,572	n/a	1,214,939
Risk-weighted assets – Basel 2.5 basis	n/a	1,104,764	1,092,653

	%	%	%

Financial statistics
Loans and advances to customers as a percentage of customer accounts[3]	74.0	74.1	72.9
Average total shareholders’ equity to average total assets	6.9	6.4	6.6

Net asset value per ordinary share at period-end[43] (US$)	9.64	8.96	9.27
Number of US$0.50 ordinary shares in issue (millions)	19,071	18,627	18,830

Closing foreign exchange translation rates to US$:
US$1: £	0.586	0.657	0.605
US$1: €	0.732	0.767	0.726

For footnotes, see page 96.

A more detailed consolidated balance sheet is contained in the Financial Statements on page 208.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Movement from 31 December 2013 to 30 June 2014

Total reported assets were US$2.8 trillion, 3% higher than at 31 December 2013. On a constant currency basis, total assets were US$50bn or 2% higher.

Our balance sheet remains strong with a ratio of customer advances to customer accounts of 74%. Customer advances grew by US$41bn, mainly driven by a rise in term lending in Asia. Customer accounts grew by US$38bn, mainly in Asia and Europe.

The following commentary is on a constant currency basis.

Assets

Cash and balances at central banks decreased by US$37bn, notably in Europe, in part reflecting net redemptions of debt and reductions in repurchase agreements.

Trading assets increased by 13%, mainly driven by a rise in settlement accounts, notably in Europe. These balances vary according to customer trading activity, which is typically lower at the end of the year. There were increased holdings of debt securities in Asia. In Europe, holdings of equity securities also increased, reflecting growth in our Equities business, although we recorded a reduction in reverse repos held for trading.

Financial assets designated at fair value decreased by US$7.3bn, notably in Europe, largely from the transfer to ‘Assets held for sale’ of balances relating to the UK Pension business of HSBC Life (UK) Limited.

Derivative assets decreased by 6%, notably in Europe relating to interest rate contracts reflecting movements in yield curves. In Asia, foreign exchange derivative contracts also decreased, in part due to maturities.

Loans and advances to banks increased by US$6.8bn, mainly from higher placements with financial institutions in Europe, the Middle East and North Africa and Latin America.

Loans and advances to customers increased by US$41bn or 4%, largely from growth in Asia and, to a lesser extent, in Europe. In Asia, term lending to CMB and GB&M customers grew, with the latter notably relating to our Capital Financing business. Mortgage balances also increased, mainly in Hong Kong, mainland China and Taiwan. In Europe, there was a rise in corporate overdraft balances, mainly in GB&M, in accounts which are structured to allow customer corporate treasury functions to benefit from net interest arrangements but where net settlement is not intended to occur, together with a corresponding rise in current accounts, as noted below. In addition, there was an increase from our Capital Financing business. Lending in North America was broadly unchanged, as growth in balances with CMB and GB&M customers was offset by a decline in RBWM, reflecting the continued reduction in the US run-off portfolio and the transfer to ‘Assets held for sale’ of US first lien mortgage balances.

Assets held for sale increased by US$6.2bn driven by the transfer of balances relating to the UK Pension business of HSBC Life (UK) Limited, and the transfer of US first lien mortgage balances.

Liabilities

Customer accounts increased by US$38bn or 3% notably in Asia and Europe. In Asia, customer account balances increased, reflecting growth in our Payments and Cash Management business in GB&M and CMB together with a rise in RBWM, in part reflecting new Premier customers. In Europe, balances increased in RBWM reflecting customers’ continued preference for holding balances in current and savings accounts. In addition, current accounts grew mainly in GB&M, in line with the increase in corporate overdraft balances as noted above in ‘Loans and advances to customers’, and in part from growth in Payments and Cash Management.

Trading liabilities rose by 9%, notably in Europe where an increase in settlement accounts reflected client activity levels, and in Asia, where there were increased positions, partly offset by a reduction in repurchase agreements held for trading.

Financial liabilities designated at fair value reduced by 8%, mainly in Europe from the transfer to ‘Liabilities held for sale’ of balances relating to the UK Pension business of HSBC Life (UK) Limited.

The reduction in derivative liabilities was in line with that of ‘Derivative assets’ as the underlying risk is broadly matched.

Debt securities in issue decreased by 9%, mainly in Europe driven by maturing debt that was not replaced.

Liabilities for disposal groups held for sale increased by US$9.5bn, mainly from the transfer of balances relating to the UK Pension business of HSBC Life (UK) Limited.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Equity

Total shareholders’ equity rose by 4%, driven by profits generated in the period which were partly offset by dividends paid. In addition, the available-for-sale fair value reserve increased by US$917m on a reported basis in the period as fair value gains recognised were partly offset by previously unrecognised fair value gains transferred to the income statement, notably relating to the disposal of our shareholding in the Bank of Shanghai.

Reconciliation of reported and constant currency assets and liabilities

	30 June 2014 compared with 31 December 2013
	31 Dec 13 as reported US$m	Currency translation[44] US$m	31 Dec 13 at 30 Jun 14 exchange rates US$m	30 Jun 14 as reported US$m	Reported change %	Constant currency change %

HSBC

Cash and balances at central banks	166,599	2,988	169,587	132,137	(21)	(22)
Trading assets	303,192	4,496	307,688	347,106	14	13
Financial assets designated at fair value	38,430	670	39,100	31,823	(17)	(19)
Derivative assets	282,265	4,623	286,888	269,839	(4)	(6)
Loans and advances to banks[3]	120,046	524	120,570	127,387	6	6
Loans and advances to customers[3]	992,089	13,803	1,005,892	1,047,241	6	4
Reverse repurchase agreements – non-trading[3]	179,690	2,317	182,007	198,301	10	9
Financial investments	425,925	2,955	428,880	423,710	(1)	(1)
Assets held for sale	4,050	23	4,073	10,248	153	152
Other assets	159,032	(297)	158,735	165,801	4	4

Total assets	2,671,318	32,102	2,703,420	2,753,593	3	2

Deposits by banks[3]	86,507	1,130	87,637	92,764	7	6
Customer accounts[3]	1,361,297	16,739	1,378,036	1,415,705	4	3
Repurchase agreements – non-trading[3]	164,220	2,090	166,310	165,506	1	–
Trading liabilities	207,025	2,353	209,378	228,135	10	9
Financial liabilities designated at fair value	89,084	1,123	90,207	82,968	(7)	(8)
Derivative liabilities	274,284	4,693	278,977	263,494	(4)	(6)
Debt securities in issue	104,080	1,968	106,048	96,397	(7)	(9)
Liabilities under insurance contracts	74,181	218	74,399	75,223	1	1
Liabilities of disposal groups held for sale	2,804	15	2,819	12,361
Other liabilities	117,377	1,032	118,409	122,318	4	3

Total liabilities	2,480,859	31,361	2,512,220	2,554,871	3	2

Total shareholders’ equity	181,871	722	182,593	190,281	5	4
Non-controlling interests	8,588	19	8,607	8,441	(2)	(2)

Total equity	190,459	741	191,200	198,722	4	4

Total equity and liabilities	2,671,318	32,102	2,703,420	2,753,593	3	2

For footnotes, see page 96.

HSBC HOLDINGS PLC

Interim Management Report (continued)

In the second half of 2013, GB&M changed the way it managed repo and reverse repo activities in the Credit and Rates businesses. Previously, they were managed in the trading environment; during the second half of 2013, they were organised into trading and non-trading portfolios, with separate risk management procedures. This resulted in an increase in the amount of ‘Non-trading reverse repos’ and a decline in the amount classified as ‘Trading assets’, and an increase in the amount of ‘Non-trading repos’ and a decline in the amount classified as ‘Trading liabilities’ at 31 December 2013 compared with previous period-ends.

From 1 January 2014, non-trading reverse repos and repos are presented as separate lines in the balance sheet to align disclosure with market practice and provide more meaningful information in relation to loans and advances. Previously, non-trading reverse repos were included within ‘Loans and advances to banks’ and ‘Loans and advances to customers’ and non-trading repos were included within ‘Deposits by banks’ and ‘Customer accounts’. Comparative data have been re-presented accordingly.

The effect of repos and reverse repos on the balance sheet is set out in the table below. The table also provides a combined view of customer lending and customer deposits which, by taking into account loans and advances to customers and customer account balances reported as held for sale, more accurately reflects the overall size of our lending and deposit books.

Combined view of customer lending and customer deposits3

	At 30 June 2014 US$m	At 30 June 2013 US$m	Change %	At 30 June 2014 US$m	At 31 December 2013 US$m	Change %

Customers – amortised cost
Loans and advances to customers	1,047,241	938,294	12	1,047,241	992,089	6
Loans and advances to customers reported as held for sale[45]	1,658	13,808	(88)	1,658	1,703	(3)
Reverse repurchase agreements – non-trading	80,710	31,088	160	80,710	88,215	(9)

Combined customer lending	1,129,609	983,190	15	1,129,609	1,082,007	4

Customer accounts	1,415,705	1,266,905	12	1,415,705	1,361,297	4
Customer accounts reported in ‘Liabilities of disposal groups held for sale’	4,880	17,280	(72)	4,880	2,187	123
Repurchase agreements – non-trading	104,902	49,277	113	104,902	121,515	(14)

Combined customer deposits	1,525,487	1,333,462	14	1,525,487	1,484,999	3

Banks – amortised cost
Loans and advances to banks	127,387	127,810	–	127,387	120,046	6
Reverse repurchase agreements – non-trading	117,591	57,312	105	117,591	91,475	29

Combined bank lending	244,978	185,122	32	244,978	211,521	16

Deposits by banks	92,764	92,709	–	92,764	86,507	7
Repurchase agreements – non-trading	60,604	17,314	250	60,604	42,705	42

Combined bank deposits	153,368	110,023	39	153,368	129,212	19

Customers and banks – fair value
Trading assets – reverse repos	4,485	104,273	(96)	4,485	10,120	(56)
– loans and advances to customers	3,945	53,044	(93)	3,945	7,180	(45)
– loans and advances to banks	540	51,229	(99)	540	2,940	(82)

Trading liabilities – repos	5,189	134,506	(96)	5,189	17,421	(70)
– customer accounts	1,365	100,100	(99)	1,365	9,611	(86)
– deposits by banks	3,824	34,406	(89)	3,824	7,810	(51)

For footnotes, see page 96.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Customer accounts by country3

	At 30 June 2014 US$m	At 30 June 2013 US$m	At 31 December 2013 US$m

Europe	614,776	520,984	581,933
UK	499,295	410,971	462,796
France[46]	47,347	43,246	45,149
Germany	15,912	17,251	16,615
Malta	6,216	5,797	6,222
Switzerland	11,073	18,779	16,796
Turkey	8,492	7,537	7,795
Other	26,441	17,403	26,560

Asia[11]	570,221	516,616	548,483
Hong Kong	381,058	342,632	365,905
Australia	20,803	18,240	19,812
India	12,155	9,852	11,549
Indonesia	5,979	6,559	5,865
Mainland China	41,198	37,843	40,579
Malaysia	17,570	16,899	17,093
Singapore	45,885	44,145	43,988
Taiwan	14,609	12,053	12,758
Other	30,964	28,393	30,934

Middle East and North Africa
(excluding Saudi Arabia)	40,082	41,142	38,683
Egypt	6,945	7,158	7,401
Qatar	3,236	4,065	2,861
UAE	19,840	18,822	18,433
Other	10,061	11,097	9,988

North America	136,774	136,693	140,809
US	79,536	80,340	80,037
Canada	46,197	45,455	47,872
Bermuda	11,041	10,898	12,900

Latin America	53,852	51,470	51,389
Argentina	4,168	4,940	4,468
Brazil	27,068	25,515	23,999
Mexico	20,112	19,327	21,529
Other	2,504	1,688	1,393

	1,415,705	1,266,905	1,361,297

For footnotes, see page 96.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Financial investments

	At 30 June 2014			At 30 June 2013			At 31 December 2013
	Securities			Securities			Securities
	Equity US$bn	Debt US$bn	Total US$bn	Equity US$bn	Debt US$bn	Total US$bn	Equity US$bn	Debt US$bn	Total US$bn

Balance Sheet Management	–	311.3	311.3	–	279.1	279.1	–	314.4	314.4
Insurance entities	–	48.4	48.4	–	44.0	44.0	–	46.4	46.4
Structured entities	0.1	18.5	18.6	0.1	23.5	23.6	0.1	22.6	22.7
Principal Investments	2.4	–	2.4	2.9	–	2.9	2.7	–	2.7
Other	6.2	36.8	43.0	6.4	48.2	54.6	6.3	33.4	39.7

	8.7	415.0	423.7	9.4	394.8	404.2	9.1	416.8	425.9

The table above analyses the Group’s holdings of financial investments by business activity. Further information can be found in the following sections:

•	‘Balance Sheet Management’ (page 161) for a description of the activities and an analysis of third-party assets in balance sheet management.

•	‘Risk management of insurance operations’ (page 169) includes an analysis of the financial investments within our insurance operations by the type of contractual liabilities that they back.

•	‘Structured entities’ (page 550 of the Annual Report and Accounts 2013) for further information about the nature of securities investment conduits in which the above financial investments are held.

•	‘Equity securities classified as available for sale’ (page 161) includes private equity holdings and other strategic investments.

•	‘Other’ represents financial investments held in certain locally managed treasury portfolios and other GB&M portfolios held for specific business activities.

Reconciliation of RoRWA measures

Performance Management

We target a return on average ordinary shareholders’ equity of 12% to 15%. For internal management purposes we monitor global businesses and geographical regions by pre-tax return on RWAs, a metric which combines return on equity and regulatory capital efficiency objectives.

In addition to measuring return on average risk-weighted assets (‘RoRWA’), we measure our performance internally using underlying RoRWA, which is underlying pre-tax return and reported average RWAs at constant currency and adjusted for the effects of business disposals. Underlying RoRWA adjusts performance for certain items which distort year-on-year performance as explained on page 22. RoRWAs are calculated using average RWAs based on a Basel 2.5 basis for all periods up to and including 31 December 2013 and on a CRD IV end point basis for 31 March 2014 and 30 June 2014.

Legacy credit in GB&M includes securitisation positions that were previously deducted from capital and are now included as RWAs, risk-weighted at 1,250% under the CRD IV end point basis.

We also present underlying RoRWA adjusted for the effect of operations which are not regarded as contributing to the longer-term performance of the Group. These include the run-off portfolios and the CRS business which was sold in May 2012.

The CRS average RWAs in the table below represent the average of the associated operational risk RWAs that were not immediately released on disposal and have not already been adjusted as part of the underlying RoRWA calculation. The pre-tax loss for CRS in the table below relates to litigation expenses that occurred after the sale of the business that have not been adjusted as part of the underlying RoRWA calculation.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of underlying RoRWA (excluding run-off portfolios and Card and Retail Services)

	Half-year to 30 June 2014
	Pre-tax return US$m	Average RWAs[47] US$bn	RoRWA [47,48] %

Reported	12,340	1,200	2.1

Underlying[48]	12,560	1,197	2.1
Run-off portfolios	343	122	0.6
Legacy credit in GB&M	307	48	1.3
US CML and other[49]	36	74	0.1

Card and Retail Services	–	1	–

Underlying (excluding run-off portfolios and Card and Retail Services)	12,217	1,074	2.3

	Half-year to 30 June 2013			Half-year to 31 December 2013
	Pre-tax return US$m	Average RWAs[47] US$bn	RoRWA [47,48] %	Pre-tax return US$m	Average RWAs[47] US$bn	RoRWA [47,48] %

Reported	14,071	1,109	2.6	8,494	1,099	1.5

Underlying[48]	13,017	1,084	2.4	8,627	1,093	1.6
Run-off portfolios	7	135	–	67	113	0.1
Legacy credit in GB&M	157	36	0.9	33	30	0.2
US CML and other[49]	(150)	99	(0.3)	34	83	0.1

Card and Retail Services	–	5	–	–	2	–

Underlying (excluding run-off portfolios and Card and Retail Services)	13,010	944	2.8	8,560	978	1.7

For footnotes, see page 96.

Reconciliation of reported and underlying average risk-weighted assets

	Half-year to
	30 Jun 2014 US$bn	30 Jun 2013 US$bn	Change %	30 Jun 2014 US$bn	31 Dec 2013 US$bn	Change %

Average reported RWAs[47]	1,200	1,109	8	1,200	1,099	9
Currency translation adjustment[44]	–	2		–	4
Acquisitions, disposals and dilutions	(3)	(27)		(3)	(10)

Average underlying RWAs	1,197	1,084	10	1,197	1,093	10

For footnotes, see page 96.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Ratios of earnings to combined fixed charges (and preference share dividends)

	Half-year to 30 June	Year ended 31 December
	2014	2013	2012	2011	2010	2009

Ratios of earnings to combined fixed charges:[1]
– excluding interest on deposits	4.19	3.84	3.03	2.82	2.71	1.53
– including interest on deposits	2.14	2.09	1.76	1.68	1.73	1.22

Ratios of earnings to combined fixed charges and preference share dividends:[1]
– excluding interest on deposits	3.82	3.50	2.79	2.64	2.56	1.48
– including interest on deposits	2.07	2.01	1.71	1.64	1.69	1.20

1	For the purpose of calculating the ratios, earnings consist of income from continuing operations before taxation and non-controlling interest plus fixed charges and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, dividends on preference shares and other equity instruments, as applicable, and the proportion of rental expense deemed representative of the interest factor.

44a

HSBC HOLDINGS PLC

Interim Management Report (continued)

Global businesses

Summary	45	Profit/(loss) before tax	46
		Total assets	46
		Risk-weighted assets	46
Selected items included in profit before tax by global business	46	Acquisitions, disposals and dilutions	46

Retail Banking and Wealth Management	47
Review of performance	47	Principal RBWM: management view of revenue	48
Growth priorities	48

Commercial Banking	50
Review of performance	50	Management view of revenue	50
Growth priorities	51

Global Banking and Markets	52
Review of performance	53	Management view of revenue	53
Growth priorities	54

Global Private Banking	55
Review of performance	55	Client assets	55
Growth priorities	56

Other	57
Notes	57

Reconciliation of reported and constant currency profit/(loss) before tax	57a

Reconciliation of reported and underlying items	57o

Analysis by global business	58	HSBC profit/(loss) before tax and balance sheet data	58
		Balance sheet data significant to Global Banking and Markets	60a

Summary

HSBC reviews operating activity on a number of bases, including by geographical region and by global business.

The commentaries below present global businesses followed by geographical regions (page 61).

Performance is discussed in this order because certain strategic themes, business initiatives and trends affect more than one geographical region. All commentaries are on a constant currency basis (see page 19) unless stated otherwise.

Basis of preparation

The results of global businesses are presented in accordance with the accounting policies used in the preparation of HSBC’s consolidated financial statements. Our operations are closely integrated and, accordingly, the presentation of global business data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and global functions to the extent that these can be meaningfully attributed to operational business lines. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity. Those costs which are not allocated to global businesses are included in ‘Other’.

Where relevant, income and expense amounts presented include the results of inter-segment funding as well as inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms.

The expense of the UK bank levy is included in the Europe geographical region as HSBC regards the levy as a cost of being headquartered in the UK. For the purposes of the segmentation by global businesses, the cost of the levy is included in ‘Other’.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax

	Half-year to
	30 June 2014		30 June 2013		31 December 2013
	US$m	%	US$m	%	US$m	%

Retail Banking and Wealth Management	3,045	24.7	3,267	23.2	3,382	39.8
Commercial Banking	4,771	38.7	4,133	29.4	4,308	50.7
Global Banking and Markets	5,033	40.8	5,723	40.7	3,718	43.8
Global Private Banking	364	2.9	108	0.8	85	1.0
Other[50]	(873)	(7.1)	840	5.9	(2,999)	(35.3)

	12,340	100.0	14,071	100.0	8,494	100.0
Total assets[51]
	At 30 June 2014		At 30 June 2013		At 31 December 2013
	US$m	%	US$m	%	US$m	%

Retail Banking and Wealth Management	523,729	19.0	504,205	19.1	517,085	19.4
Commercial Banking	377,374	13.7	350,503	13.2	360,623	13.5
Global Banking and Markets	2,043,767	74.2	1,992,770	75.3	1,975,509	74.0
Global Private Banking	99,379	3.6	114,883	4.3	97,655	3.7
Other	170,802	6.2	176,122	6.7	171,812	6.4
Intra-HSBC items	(461,458)	(16.7)	(493,167)	(18.6)	(451,366)	(17.0)

	2,753,593	100.0	2,645,316	100.0	2,671,318	100.0
Risk-weighted assets
	At 30 June 2014		At 30 June 2013		At 31 December 2013
	US$bn	%	US$bn	%	US$bn	%

Retail Banking and Wealth Management	223.0	17.9	243.4	22.0	233.5	21.4
Commercial Banking	424.9	34.0	385.9	34.9	391.7	35.8
Global Banking and Markets	537.3	43.0	429.2	38.9	422.3	38.6
Global Private Banking	22.1	1.8	21.8	2.0	21.7	2.0
Other	41.3	3.3	24.5	2.2	23.5	2.2

	1,248.6	100.0	1,104.8	100.0	1,092.7	100.0

Selected items included in profit before tax by global business

Acquisitions, disposals and dilutions52

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	31 December 2013 US$m

Retail Banking and Wealth Management	6	(72)	298
Commercial Banking	13	51	479
Global Banking and Markets	9	15	366
Global Private Banking	–	–	1
Other	(33)	1,067	(77)

	(5)	1,061	1,067

For footnotes, see page 96.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Retail Banking and Wealth Management

RBWM provides banking and wealth management services for our personal customers to help them secure their future prosperity and realise their ambitions.

	Total RBWM US$m	US run-off portfolio US$m	Principal RBWM US$m

Half-year to 30 June 2014
Net interest income	8,427	750	7,677
Net fee income/(expense)	3,291	(1)	3,292
Other income/(expense)	605	(149)	754

Net operating income[13]	12,323	600	11,723
LICs[53]	(1,225)	(180)	(1,045)

Net operating income	11,098	420	10,678
Total operating expenses	(8,269)	(361)	(7,908)

Operating profit	2,829	59	2,770
Income from associates[54]	216	–	216

Profit before tax	3,045	59	2,986

RoRWA[47]	2.7%	0.2%	3.9%

Half-year to 30 June 2013
Net interest income	9,310	1,151	8,159
Net fee income/(expense)	3,586	(3)	3,589
Other income/(expense)	393	(355)	748

Net operating income[13]	13,289	793	12,496
LICs[53]	(1,768)	(396)	(1,372)

Net operating income	11,521	397	11,124
Total operating expenses	(8,451)	(631)	(7,820)

Operating profit/(loss)	3,070	(234)	3,304
Income from associates[54]	197	–	197

Profit/(loss) before tax	3,267	(234)	3,501

RoRWA[47]	2.5%	(0.5% )	4.5%

Half-year to 31 December 2013
Net interest income	9,029	910	8,119
Net fee income	3,435	14	3,421
Other income/(expense)	987	(45)	1,032

Net operating income[13]	13,451	879	12,572
LICs[53]	(1,459)	(309)	(1,150)

Net operating income	11,992	570	11,422
Total operating expenses	(8,797)	(535)	(8,262)

Operating profit	3,195	35	3,160
Income from associates[54]	187	(1)	188

Profit before tax	3,382	34	3,348

RoRWA[47]	2.8%	0.1%	4.3%

For footnotes, see page 96.

The following commentary is on a constant currency basis and comparisons are with the first half of 2013, unless stated otherwise.

Principal RBWM RoRWA

3.9%

Global mobile application

downloads surpass

4 million

Best Regional Retail Business 2014 –

Asia Pacific

(The Asian Banker)

Review of performance

•	RBWM profit before tax of US$3.0bn was lower by US$0.2bn on a reported basis and by US$0.3bn on constant currency and underlying bases. This reflected lower revenue, partly offset by reduced LICs.

•

In the US run-off portfolio, a profit before tax was recorded compared with a loss in 2013. This was due to a fall in operating expenses, mainly from the non-recurrence of a CRS customer redress provision and lower LICs reflecting decreased lending balances, reduced new impaired loans and lower delinquency levels, partly offset by a decline in revenue.

The commentary that follows reflects performance in our Principal RBWM business (see footnote 55).

•

Profit before tax fell by US$558m to US$3.0bn on a constant currency basis. Excluding disposals and items noted below, it decreased by US$386m as higher operating expenses were partly offset by lower LICs, with revenue broadly unchanged.

•

Significant items in reported revenue included a US$353m provision arising from a review of compliance with the Consumer Credit Act in the UK, adverse movements in non-qualifying hedges of US$47m in the first half of both 2014 and 2013, and a US$138m loss on disposal in the first half of 2013 of an HFC UK Bank secured lending portfolio. Reported operating expenses included UK customer redress provisions of US$194m compared with US$412m in the first half of 2013, in addition to restructuring costs of US$18m compared with US$74m in the prior year. The first half of 2013 also included a gain of US$189m relating to changes in delivering ill-health benefits.

•

Revenue declined by 5%, reflecting the effect of disposals and the items referred to above. Excluding these, revenue was broadly unchanged, with a reduction in personal lending revenue mostly offset by higher income from current accounts, savings and deposits.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Principal RBWM55: management view of revenue13

	Half-year to
	30 Jun 2014 US$m	30 Jun 2013 US$m	31 Dec 2013 US$m
Current accounts, savings and deposits	2,914	2,785	2,928
Wealth products	3,196	3,187	3,145
Investment distribution[56]	1,721	1,852	1,733
Life insurance manufacturing	908	760	888
Asset Management	567	575	524
Personal lending	5,712	6,034	5,803
Mortgages	1,604	1,610	1,584
Credit cards	2,168	2,244	2,206
Other personal lending[57]	1,940	2,180	2,013
Other[58]	(99)	490	696

Net operating income[13]	11,723	12,496	12,572

For footnotes, see page 96.

Strategic direction

RBWM provides retail banking and wealth management services for personal customers in markets where we have, or can build cost effectively, scale in our target customer segments.

We focus on three strategic imperatives:

•	building a consistent, high standard, customer needs-driven wealth management service for retail customers drawing on our Insurance and Asset Management businesses;

•	leveraging global expertise to improve customer service and productivity, to provide a high standard of banking solutions and service to our customers efficiently; and

•	simplifying and re-shaping the RBWM portfolio of businesses globally, to focus our capital and resources on key markets.

Our three growth priorities are customer growth in target segments, deepening customer relationships through wealth management and relationship-led lending, and enhancing distribution capabilities, including digital.

Implementing Global Standards, enhancing risk management control models and simplifying processes also remain top priorities for RBWM.

•

Current accounts, savings and deposits revenue increased. Spreads improved, mainly in the UK due to re-pricing activity and, to a lesser extent, in mainland China, partly offset by spread compression in Hong Kong. Balances increased, mainly in the UK and Hong Kong.

•

Wealth products revenue increased by 1% from higher life insurance manufacturing income, most notably in Hong Kong reflecting improved sales and favourable market movements. This was partially offset by a decline in investment distribution income, mainly as a result of lower fees from mutual funds in part reflecting the Retail Distribution Review in the UK, and from reduced volumes in Hong Kong.

•

Personal lending revenue fell by 3% on a constant currency basis. All products were adversely affected by business disposals and the run-off of our Canadian consumer finance business. Excluding these, mortgages and credit card revenue was broadly unchanged. Other personal lending declined, notably in the UK due to cessation of certain overdraft fees, and in Brazil as the rebalancing of the portfolio towards secured lending continued.

•

LICs decreased by 18%, mainly in the US and the UK due to lower delinquency levels. In Brazil, LICs also reduced as impairment model changes and assumption revisions for restructured loans in 2013 were partly offset by refinements to the impairment model for non-restructured portfolios in the first half of 2014.

•

Operating expenses increased by 3%. Excluding the effect of disposals, items referred to above and higher costs of US$111m as a result of the timing of the recognition of the FSCS levy, operating expenses increased by 5%, driven by the effect of inflation in Latin America and Asia, together with higher investment in the Risk and Compliance functions across all regions.

Growth priorities

Focus on relationship-led personal lending to drive balance sheet growth

•

We aim to deepen the relationships with our existing customers by providing them with borrowing products that fit their needs, ranging from cards and other unsecured loans to longer-term facilities like mortgages. We also use personal lending to generate new relationships, targeted carefully by segment and offerings in each market.

•

To achieve this we continue to use our improved analytics to better support product decisions in line with regulatory changes and customer fairness principles. Based on pricing and customer response measures, we enhanced revenue and grew participation in target segments, including double digit mortgage growth in mainland China. Repricing initiatives are reflected in lending spreads, which have stabilised over the past four quarters following 10 quarters of steady decline.

•

We maintained discipline around lending within our risk appetite. Since the fourth quarter of 2013, other personal loan average balances in our home markets increased by 6%. In other priority markets, we also managed growth and

HSBC HOLDINGS PLC

Interim Management Report (continued)

rebalanced portfolios towards secured loans, increasing mortgage average balances by 2%. This was achieved with lower LICs in the first half of 2014 than in the second half of 2013.

•

In January 2014, we introduced a new discretionary incentive framework for our Retail Banking front-line staff. Similar to the framework launched for Wealth Management relationship managers (‘RM’s) in 2013, this new plan removes the formulaic link between product sales and variable pay for a further 50,000 front-line staff. Implementation contributed to a slowdown in revenue growth, though we expect it to enhance the quality of revenue ultimately. Customer recommendation levels improved in several markets in the first half of 2014, with the volume of complaints related to products and services decreasing by more than 10% globally compared with the second half of 2013.

Continue to develop Wealth Management with focus on growing customer balances

•

We remain committed to capturing opportunities from wealth creation, primarily through our Premier offering. Our approach has been informed by the emerging conduct risk agenda, and we have taken proactive measures, including the implementation of our Wealth incentive framework, to reposition the business.

•

We continued to invest in our Premier offering and delivered new platforms and digital capabilities to enhance the end-to-end delivery process and customer experience. In addition, we improved RM productivity through new training programmes and development tools. Client contact and coverage rates increased since the beginning of the year with higher numbers of client appointments, financial reviews and needs fulfilled per RM.

Develop digital capabilities to support customers and reduce cost

•	At June 2014, worldwide downloads of our global mobile application, now with enriched functionality, reached 4.3m with almost 2m in the first half of the year.

•

The migration of customers to digital channels continued to progress. In the UK, we launched ‘Paym’, a service which provides customers with the ability to register and make payments using a mobile phone number as a proxy for their bank account. In the US, we launched ‘Mobile Check Deposit’ which allows customers to deposit a cheque by taking a picture of it with their phone. These enhancements reflect our continued commitment to improving the customer experience while streamlining processes.

•	Across our priority markets, between December 2013 and May 2014, the monthly average sales and transaction revenue through digital channels increased by 12%.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Commercial Banking

CMB offers a full range of financial services and tailored solutions to almost three million customers ranging from small and medium-sized enterprises to publicly quoted companies in around 60 countries.

	Half-year to
	30 Jun 2014 US$m	30 Jun 2013 US$m	31 Dec 2013 US$m

Net interest income	5,184	5,050	5,150
Net fee income	2,413	2,337	2,380
Other income	519	476	972

Net operating income[13]	8,116	7,863	8,502
LICs[53]	(562)	(1,160)	(1,224)

Net operating income	7,554	6,703	7,278
Total operating expenses	(3,588)	(3,337)	(3,712)

Operating profit	3,966	3,366	3,566
Income from associates[54]	805	767	742

Profit before tax	4,771	4,133	4,308

RoRWA[47]	2.3%	2.2%	2.2%

7%

growth in customer lending balances

since June 2013 on a constant currency basis

8%

growth in deposit balances

since June 2013 on a constant currency basis

Best Trade Bank in the World

(Trade & Forfaiting Review)

Strategic direction

CMB aims to be the banking partner of choice for international businesses by building on our rich heritage, international capabilities and relationships to enable global connectivity.

We have four growth priorities:

•	providing consistency and efficiency for our customers through a business model organised around global customer segments and products;

•	utilising our distinctive geographical network to support and facilitate global trade and capital flows;

•	delivering excellence in our core flow products – specifically in Trade and Payments and Cash Management; and

•	enhancing collaboration with other global businesses.

Implementing Global Standards, enhancing risk management controls and simplifying processes remain top priorities for CMB.

For footnotes, see page 96.

The following commentary is on a constant currency basis and comparisons are with the first half of 2013, unless stated otherwise.

Review of performance

•

CMB reported profit before tax of US$4.8bn in the first half of 2014, 15% higher on both reported and constant currency bases. On an underlying basis, profit before tax increased by 16%. This was driven by a reduction in LICs and increased revenues, partly offset by a rise in operating expenses.

•

Revenue increased by 5% on a constant currency basis and by 6% on an underlying basis. This was due to higher net interest income driven by growth in average lending and deposit balances in Asia and rising average deposit balances and wider lending spreads in the UK. Higher net fee income was mainly driven by an increase in term lending fees in the UK.

•	Despite lending spread compression compared with the first half of 2013, spreads in the first half of 2014 were broadly unchanged from the end of 2013.

Management view of revenue13

	Half-year to
	30 Jun 2014 US$m	30 Jun 2013 US$m	31 Dec 2013 US$m
Global Trade and Receivables Finance	1,429	1,459	1,470
Credit and Lending	3,108	3,008	3,095
Payments and Cash Management, current accounts and savings deposits	2,738	2,579	2,708
Other	841	817	1,229

Net operating income[13]	8,116	7,863	8,502

•

Global Trade and Receivables Finance revenue decreased by 2%, but was broadly unchanged on a constant currency basis. It reflected the effect of a significant increase in average balances, with growth in Asia and Europe, which was largely offset by spread compression in Latin America and Asia despite spreads in the first half of 2014 being broadly unchanged. In Latin America, spreads narrowed in Brazil due to a portfolio shift towards lower-yielding middle market enterprises (‘MME’s), while in Asia spread compression reflected increased competition.

•	Credit and Lending revenue increased, reflecting higher average balances in Hong Kong and increased fee income in the UK due to a rise in term lending fees from higher new business

HSBC HOLDINGS PLC

Interim Management Report (continued)

volumes. This was partly offset by spread compression in Latin America, in Brazil, as discussed above and in Mexico due to the repositioning of the business.

•

Payments and Cash Management revenue also increased. This reflected strong deposit growth, notably in the UK and Hong Kong, which was driven by increased transaction volumes supported by our focus on international customers. Deposit spreads remained broadly unchanged.

•

LICs decreased by US$580m, mainly in Europe and Latin America. Lower LICs in Europe reflected a reduction in individually assessed loan impairment charges, mainly in the UK and Spain. In Latin America, a reduction in LICs was driven by lower collectively assessed impairments in Brazil, mainly due to impairment model changes and assumption revisions for restructured loans in the Business Banking portfolios in 2013, while, in Mexico, individually assessed charges reduced, in particular relating to homebuilders. Additionally, in North America, lower LICs were due to lower individually assessed impairment charges in Canada, partly offset by a rise in LICs in the US as we revised certain estimates used in our corporate loan impairment calculation.

•

Operating expenses increased by 10%, including the non-recurrence of an accounting gain of US$160m arising from a change in the basis of delivering ill health benefits in the first half of 2013. Excluding this gain, operating expenses were higher, mainly due to inflationary pressures in Asia and Latin America, the latter largely attributable to union-agreed salary increases in Brazil. Higher costs in Asia also reflected business growth, including increased staff numbers.

•	Income from associates increased by 4%, as we benefited from the improved performance of The Saudi British Bank and BoCom due to balance sheet growth.

Growth priorities

Providing consistency through a globally led business model

•

We continued to invest in providing global product coverage for our business segments. This will enable us to achieve greater consistency and transparency in servicing our customers’ needs while managing risk more efficiently.

•

New leadership and a more defined global strategy within our large corporate and MME segments enabled us to improve client coverage. We appointed a new Global Head of International Subsidiary Banking to drive investment in supporting our international customers across our network. In addition, we redefined our large corporate segment, focusing on a smaller number of higher value clients in 14 priority markets, and accelerated market penetration in our six key MME markets (Hong Kong, the UK, Canada, the US, Mexico and Brazil).

•

In conjunction with GB&M, we acted as sole financial adviser for an Asian client’s first strategic acquisition outside their home market. This demonstrated our ability to meet the needs of a large corporate client by executing a substantial and complex multi-jurisdictional transaction.

•

In Business Banking, we launched the international RMs’ model into more of our priority markets in the first half of this year. We expect the number of international RMs to increase by approximately 20% in 2014, supporting small and medium-sized enterprise (‘SME’) clients with their international growth aspirations. We launched five major campaigns in the first half of 2014 to help SME customers achieve their growth ambitions and assist businesses looking to expand overseas, including funds in the UK, France, the US, Canada and Australia totalling US$14bn.

Utilising our geographical network to support our customers’ international growth ambitions

•

HSBC’s geographical reach at either end of the top 20 global trade corridors has helped us win a number of high profile deals, including a mandate to provide supply chain finance across nine countries for a large consumer brands client.

•

Our operating platforms for Receivables Finance are being consolidated into regional hubs, with Europe and Asia completed in the first half of 2014. This offers us the ability to deploy these capabilities rapidly into new markets, providing better risk management and lower operating costs.

Delivering excellence in our core products

•	HSBC is one of the largest trade finance banks in the world with access to more than 70% of

HSBC HOLDINGS PLC

Interim Management Report (continued)

the world’s trade flows. We currently support clients from 32 different countries utilising 19 different currencies. We continued to enhance our open account financing capabilities in key hubs for our clients, with our new Supply Chain Solutions platform which has generated over US$0.7m of revenue.

•	Commodity and Structured Trade Finance saw double-digit asset balance growth in the first half of 2014. We expanded these products into Indonesia, India and Malaysia.

•

In Payments and Cash Management, CMB remains well positioned to benefit from global trends such as increasing cross-border payment flows, given HSBC is strategically located where over 90% of the world’s payment activity originates. New customer mandates increased by 19% compared with the first half of 2013. We made progress in the digital space, and have migrated around 80,000 customers from legacy platforms to core electronic banking channels and developed innovative solutions for our customers. Most recently, we provided end-of-day renminbi cross-border pooling capability from the Shanghai free trade zone.

Enhancing collaboration with other global businesses

•

We continued to strengthen CMB’s collaboration with GB&M and GPB by increasing product coverage across the Group to our customers. Revenue remained broadly unchanged with lower sales of Markets products mostly offset by growth in the sale of Capital Financing products.

Global Banking and Markets

GB&M provides tailored financial solutions to major government, corporate and institutional clients worldwide.

	Half-year to
	30 Jun 2014 US$m	30 Jun 2013 US$m	31 Dec 2013 US$m

Net interest income	3,602	3,334	3,432
Net fee income	1,939	1,818	1,664
Net trading income[59]	2,790	5,606	1,174
Other income/(expense)	1,460	(96)	2,244

Net operating income[13]	9,791	10,662	8,514
LICs[53]	(49)	(174)	(33)

Net operating income	9,742	10,488	8,481
Total operating expenses	(4,958)	(5,007)	(4,953)

Operating profit	4,784	5,481	3,528
Income from associates[54]	249	242	190

Profit before tax	5,033	5,723	3,718
RoRWA[47]	2.0%	2.8%	1.7%

Increased market share in

debt and equity capital markets, M&A

and lending

Best Overall Primary Debt House

(Euromoney Primary Debt Survey 2014)

Best Overall Offshore RMB

Products/Services,

for the 3rd consecutive year

(Asiamoney Offshore RMB Poll 2014)

Strategic direction

GB&M is delivering on its well-established ‘emerging markets-led and financing-focused’ strategy, with the objective of being a ‘top 5’ bank to our priority clients. This strategy has evolved to include a greater emphasis on connectivity between the global businesses across the regions and within GB&M, utilising the Group’s extensive distribution network.

We focus on the following growth priorities:

•	leveraging our distinctive geographical network, which connects developed and faster-growing regions;

•	connecting clients to global growth opportunities; and

•	continuing to be well-positioned in products that will benefit from global trends;

Collaborating with other global businesses, implementing Global Standards, enhancing risk management controls and simplifying processes remain top priorities for GB&M.

For footnotes, see page 96.

The following commentary is on a constant currency basis and comparisons are with the first half of 2013, unless stated otherwise.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Review of performance

•

GB&M reported profit before tax of US$5.0bn, 12% lower than in the first half of 2013. On a constant currency and underlying basis, profit before tax decreased by 11%, driven by lower revenue due to an adverse DVA movement partly offset by a reduction in loan impairment charges and lower operating expenses.

•

Revenue fell by 9%. In the first half of 2014, revenue included an adverse DVA of US$155m, compared with a favourable DVA of US$451m. Excluding this, revenue decreased by 3%, mainly driven by a reduction in Foreign Exchange. In addition, in line with expectations, Balance Sheet Management revenue of US$1.5bn declined by US$153m. These factors were partly offset by an increase in our Credit, Payments and Cash Management and Principal Investments businesses. Despite this decline in overall revenue, we captured increased market share in debt and equity capital markets, M&A and lending.

•

Markets revenue of US$3.8bn was 7% lower. This was primarily driven by a fall in revenue from our Foreign Exchange business, which reflected lower market volatility and reduced client flows. By contrast, Rates revenue was broadly in line as higher revenue in Latin America, in part driven by increased client activity, was offset by the effect of subdued client flows and lower market volatility, mainly in Europe. However, we reported higher revenue in secondary Credit and strong revenue growth in our Equities business, notwithstanding the non-recurrence of revaluation gains reported in the first half of 2013. The growth in our Equities business was driven by successful positioning to capture increased client activity, notably in Europe. In addition, revenue in legacy credit increased, reflecting price appreciation across certain asset classes in the ABS market.

•

Revenue in Capital Financing was broadly unchanged. Volumes and market share increased globally across debt and equity capital market issuance, advisory and lending. In our Credit and Lending business, volumes grew by 11%. These factors were, however, largely offset by spread and fee compression.

Management view of revenue13,60,61

	Half-year to
	30 Jun 2014 US$m	30 Jun 2013 US$m	31 Dec 2013 US$m
Markets[62]	3,845	4,070	2,865
Credit	593	488	308
Rates	1,127	1,106	547
Foreign Exchange	1,434	1,833	1,353
Equities	691	643	657

Capital Financing	2,075	2,042	1,952
Payments and Cash Management	904	862	908
Securities Services	846	847	815
Global Trade and Receivables Finance	389	371	370
Balance Sheet Management	1,502	1,680	1,430
Principal Investments	342	205	307
Debit valuation adjustment	(155)	451	(346)
Other[63]	43	134	213

Net operating income[13]	9,791	10,662	8,514

For footnotes, see page 96.

•	Payments and Cash Management revenue rose, driven by growth in deposit balances and an increase in transaction volumes.

•	Balance Sheet Management revenue declined by US$153m, driven by lower gains on the disposal of available-for-sale debt securities, notably in Europe and North America.

•	Principal Investments revenue increased, in part due to foreign exchange revaluation gains, disposal gains and lower impairments.

•	LICs decreased by US$141m, primarily due to higher net releases of credit risk provisions on available-for-sale ABSs in our legacy portfolio, reflecting price appreciation.

•

Operating expenses were US$123m or 2% lower. The first half of 2013 included a Madoff-related litigation charge of US$298m and an accounting gain of US$81m relating to changes in delivering ill-health benefits to certain employees in the UK. Excluding these items, and despite a reduction in performance costs, expenses increased as we continued to invest in our regulatory resources. In addition, expenses relating to risk and compliance rose.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Growth priorities

Leveraging our distinctive geographical network which connects developed and faster-growing regions

•

We remain strongly positioned to service the needs of our multinational clients. We were recently successful in a competitive pan-Asian tender and we now serve as universal bank for the production and distribution hub in mainland China of a new European corporate client, with opportunities for further expansion in Asia and into Latin America. Our ability to win mandates like this demonstrates the value of our distinctive geographical network to our clients.

•

Our long-standing cross-border coverage and our ability to execute multi-faceted transactions also attracted new financing and advisory mandates, including those won through collaboration with CMB. This helped clients to grow their business activities, and contributed to increasing our market share in several product categories including mergers and acquisitions and debt and equity capital markets.

Connecting clients to global growth opportunities

•

Our Payments and Cash Management business benefited from volume growth and delivered improved client coverage. During the first half of 2014, the business expanded its Global Liquidity Solutions offering into the US, mainland China and certain European countries and is now active in 50 markets.

•

We remain focused on our Foreign Exchange business and continue to improve our distribution platforms, electronic pricing and risk management capabilities, to ensure that we remain well positioned to capture increases in market share and volume growth.

Continuing to be well positioned in products that will benefit from global trends

•

Capturing new opportunities arising from the internationalisation of the renminbi remains a key growth priority for GB&M, as demand for the currency outside Asia-Pacific grows. We are investing to build on the strength of our offering and to maintain our global leadership position. In April 2014, we announced the appointment of a new Global Head of Renminbi Business Development to deliver our strategic priorities in this growing market.

•

Our Securities Services business became the first custodian to service London-based renminbi-qualified institutional investors, following regulatory approval to open up mainland China’s securities markets to overseas investors.

•

We are well placed to benefit from companies increasingly looking to raise finance directly from the debt capital markets. In March 2014, for the first time, we were recognised by Bloomberg as the top international bond provider and also maintained leading positions in euro market and emerging market debt issuance, with market share increases in the noted categories.

•

With governments increasingly requiring financing solutions for infrastructure development and institutional investors seeking long-term real assets, infrastructure finance continues to migrate from banks to capital markets. Our project finance team is actively capturing opportunities and delivered several successful transactions including arranging financing for a UK-based infrastructure project which also featured a direct investment by a UK pension fund.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Global Private Banking

GPB serves high net worth individuals and families with complex and international financial needs within the Group’s priority markets.

	Half-year to
	30 Jun	30 Jun	31 Dec
	2014	2013	2013
	US$m	US$m	US$m

Net interest income	536	575	571
Net fee income	533	602	548
Other income/(expense)	161	(26)	169

Net operating income[13]	1,230	1,151	1,288

LICs[53]	(6)	(14)	(17)

Net operating income	1,224	1,137	1,271

Total operating expenses	(868)	(1,035)	(1,194)

Operating profit	356	102	77

Income from associates[54]	8	6	8

Profit before tax	364	108	85

RoRWA[47]	3.3%	1.0%	0.8%

Profit before tax continued to be affected by actions

taken to reposition the customer base

Net new money from CMB referrals tripled

compared with the first half of 2013

Outstanding Private Bank

in South East Asia

Private Banker International

Global Wealth Awards

Strategic direction

GPB aims to build on HSBC’s commercial banking heritage to be the leading private bank for high net worth business owners.

We have two growth priorities:

•	capturing growth opportunities in home and priority markets, particularly from Group collaboration by accessing owners and principals of CMB and GB&M clients; and

•	repositioning the business to concentrate on onshore markets, aligned with Group priorities.

Implementing Global Standards, enhancing risk management controls, tax transparency and simplifying processes remain top priorities for GPB.

For footnotes, see page 96.

The following commentary is on a constant currency basis and comparisons are with the first half of 2013, unless stated otherwise.

Review of performance

•

Reported profit before tax of US$364m was US$256m higher, and US$245m higher on constant currency and underlying bases. This was primarily because the first half of 2013 included the loss on write-off of allocated goodwill relating to our Monaco business of US$279m and a regulatory investigation provision of US$119m. Excluding these items, profit before tax was lower, primarily due to actions taken to reposition the business.

•

Revenue increased by 5%, primarily due to the non-recurrence of the loss related to the write-off of goodwill noted above. Excluding this, revenue declined as trading income and net fee income decreased, reflecting lower market volatility, and a managed reduction in client assets. Net interest income also decreased, mainly due to lower treasury revenue in Asia following actions taken to reposition the business, lower average deposit balances and a narrowing of lending spreads.

•

Operating expenses decreased by 17%, primarily due to the non-recurrence of the regulatory investigation provision noted above, and the non-recurrence of a provision relating to the UK Rubik agreement, a bilateral tax agreement between the UK and Swiss governments, as well as the partial release of a customer redress provision. Excluding these items, operating expenses were broadly unchanged as lower staff costs from a managed reduction in average staff numbers and lower performance-related costs were offset by increased IT costs, primarily to support the implementation of the new global banking platform.

Client assets64

	Half-year to
	30 Jun 2014	30 Jun 2013	31 Dec 2013
	US$bn	US$bn	US$bn
At beginning of period	382	398	386
Net new money	(3)	(10)	(16)
Of which: areas targeted for growth	5	(3)	(3)
Value change	6	–	12
Exchange and other	(1)	(2)	–

At end of period	384	386	382

•	Client assets, which include funds under management and cash deposits, increased on a reported basis compared with 31 December 2013 due to favourable market and foreign

HSBC HOLDINGS PLC

Interim Management Report (continued)

exchange movements, partly offset by negative net new money and the effect of the disposal of our HSBC Trinkaus & Burkhardt AG business in Luxembourg. Negative net new money of US$3bn was mainly driven by the continued repositioning of our business. However, we attracted positive net new money of US$5bn in areas that we have targeted for growth, including our home and priority markets and the high net worth client segment.

•

Our return on assets, defined as the percentage of revenue to average client assets, was 65bps in the first half of 2014 compared with 59bps. The increase was primarily due to the non-recurrence of the write-off relating to goodwill noted above. Excluding the effect of this item, our return on assets was 8bps lower in the first half of 2014, reflecting the fall in revenue. Our client return on assets, which excludes treasury and capital revenue, was 4bps lower in the first half of 2013 at  60bps.

Growth priorities

Capturing growth in our home and priority markets and focusing on collaboration revenues

•

We enhanced our approach to collaborating with other global businesses in line with our aspiration to be the preferred private bank for the owners and principals of our CMB and GB&M clients. We are moving away from a traditional ‘referral’ model, adopting a more coordinated and systematic approach for clients who need both private and corporate coverage, supported by more effective marketing, communications, awareness and training. This resulted in net new money from CMB referrals more than tripling compared with the first half of 2013.

•

In addition, we formalised and implemented the Global Priority Clients initiative, a collaborative venture between GPB, GB&M and CMB for the Group’s most significant dual banked clients. This gathered momentum in the first half of 2014 as we identified over 60 large relationships that could benefit from an enhanced coverage, creating significant incremental revenue opportunities.

•

We expanded our product offering with investment opportunities in three new Alternatives products, comprising two private equity funds and a real estate portfolio. In addition, we strengthened our investment group with the implementation of Global Product Lines, which allow us to offer a consistent global proposition for key products and utilise more efficiently GB&M and Global Asset Management services and products.

Repositioning the business

•

We continued to reposition the GPB business model and client base in the first half of 2014, primarily by reviewing our portfolio and ensuring that all clients comply with Global Standards, including financial crime compliance and tax transparency standards.

•

We remain focused on clients with wider Group connectivity who meet our segmentation thresholds within our home and priority markets, while also reducing the number of clients in non-priority markets. In line with this strategy, we agreed to sell a portfolio of private banking assets of clients in non-priority markets booked in Switzerland to LGT Bank (Switzerland) Ltd. The portfolio had client assets of US$12.5bn at 31 December 2013, representing 15% of client assets in Switzerland, and we reclassified the associated balances to held for sale at 30 June 2014. This transaction is expected to complete in the second half of 2014.

•

The replacement of GPB’s multiple IT platforms with a new single banking platform is under way. This will deliver improved efficiency, an enhanced proposition and a consistent client experience globally. The initial roll-out, including Switzerland, is expected in the second half of 2015.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Other50

‘Other’ contains the results of HSBC’s holding company and financing operations, central support and functional costs with associated recoveries, unallocated investment activities, centrally held investment companies, certain property transactions and movements in fair value of own debt.

	Half-year to
	30 Jun 2014 US$m	30 Jun 2013 US$m	31 Dec 2013 US$m

Net interest expense	(221)	(376)	(361)
Net fee income	1	61	3
Net trading income/ (expense)[59]	(120)	(169)	175
Changes in fair value of long-term debt issued and related derivatives	438	(1,419)	191
Changes in other financial instruments designated at fair value	(719)	957	(1,533)
Net expense from financial instruments designated at fair value	(281)	(462)	(1,342)
Other income	3,279	5,096	3,026

Net operating income	2,658	4,150	1,501

Total operating expenses	(3,533)	(3,312)	(4,484)

Operating profit/(loss)	(875)	838	(2,983)

Income from associates[54]	2	2	(16)

Profit/(loss) before tax	(873)	840	(2,999)

For footnotes, see page 96.

The following commentary is on a constant currency basis and comparisons are with the first half of 2013, unless stated otherwise.

Notes

•	Reported loss before tax of US$873m compared with a profit of US$840m (US$808m on a constant currency basis). 2013 included gains of US$1.1bn relating to Industrial Bank.

•

On an underlying basis, a pre-tax loss of US$625m compared with a loss of US$244m. The first half of 2013 included a net gain on completion of the disposal of our investment in Ping An of US$553m, and foreign exchange gains of US$442m relating to sterling debt issued by HSBC Holdings, while the first half of 2014 included a gain of US$428m from the sale of our investment in Bank of Shanghai. Excluding these items and fair value movements on non-qualifying hedges, loss before tax improved from lower adverse fair value movements from ineffectiveness in the hedging of our own debt and a reduction in interest expense partly offset by higher costs.

•

Net trading expense decreased by US$56m, primarily due to the non-recurrence of adverse fair value movements of US$682m on the contingent forward sale contract relating to Ping An. This was mostly offset by the foreign exchange gains in HSBC Holdings in 2013 noted above. In addition, in the first half of 2014 there were adverse fair value movements on non-qualifying hedges, notably in Europe, compared with favourable movements in the first half of 2013.

•

Net expense from financial instruments designated at fair value reduced by US$186m. The reduction was primarily due to lower adverse movements from interest and exchange rate ineffectiveness in the hedging of long-term debt designated at fair value issued principally by HSBC Holdings and its European subsidiaries. This was partly offset by adverse movements in the fair value of our own debt compared with minimal movements in the same period in 2013.

•

Gains less losses from financial investments reduced by US$772m due to the non-recurrence of a gain of US$1.2bn on the disposal of our investment in Ping An in the first half of 2013, partly offset by a gain of US$428m on the disposal of our investment in Bank of Shanghai in the first half of 2014.

•

Other operating income decreased by US$1.0bn, driven by the non-recurrence of an accounting gain of US$1.1bn arising from the reclassification of Industrial Bank as a financial investment in the first half of 2013.

•

Operating expenses increased by US$248m, reflecting increased investment in Global Standards, Risk and Compliance. This was partly offset by a reduction in North America due to lower divestiture costs from the sale in 2012 of our CRS business and the expiration in the first half of 2014 of the related Transaction Services Agreements. In addition, the first half of 2014 included a favourable adjustment of US$45m relating to the previous year’s bank levy charge, compared with an unfavourable adjustment of US$9m.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and constant currency profit/(loss) before tax

Retail Banking and Wealth Management

30 June 2014 compared with 30 June 2013

	Half-year to 30 June 2014 (‘1H14’) compared with half-year to 30 June 2013 (‘1H13’)
	1H13 as reported US$m	Currency translation adjustment[22] US$m	1H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change[23] %	Constant currency change[23] %

Net interest income	9,310	(122)	9,188	8,427	(9)	(8)
Net fee income	3,586	(23)	3,563	3,291	(8)	(8)
Net trading income/(expense)	275	(8)	267	(13)
Net income from financial instruments designated at fair value	122	(2)	120	1,073
Gains less losses from financial investments	48	3	51	8	(83)	(84)
Net earned insurance premiums	5,469	(9)	5,460	5,480	–	–
Other operating income/(expense) (including dividend income)	(81)	(16)	(97)	393

Total operating income	18,729	(177)	18,552	18,659	–	1

Net insurance claims[66]	(5,440)	(15)	(5,455)	(6,336)	(16)	(16)

Net operating income[13]	13,289	(192)	13,097	12,323	(7)	(6)

LICs[53]	(1,768)	104	(1,664)	(1,225)	31	26

Net operating income	11,521	(88)	11,433	11,098	(4)	(3)

Operating expenses	(8,451)	129	(8,322)	(8,269)	2	1

Operating profit	3,070	41	3,111	2,829	(8)	(9)

Income from associates[54]	197	2	199	216	10	9

Profit before tax	3,267	43	3,310	3,045	(7)	(8)

57a

HSBC HOLDINGS PLC

Interim Management Report (continued)

Retail Banking and Wealth Management (continued)

30 June 2014 compared with 31 December 2013

	Half-year to 30 June 2014 (‘1H14’) compared with half-year to 31 December 2013 (‘2H13’)
	2H13 as reported US$m	Currency translation adjustment[22] US$m	2H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change[23] %	Constant currency change[23] %

Net interest income	9,029	43	9,072	8,427	(7)	(7)
Net fee income	3,435	18	3,453	3,291	(4)	(5)
Net trading income/(expense)	411	(11)	400	(13)
Net income from financial instruments designated at fair value	1,516	10	1,526	1,073	(29)	(30)
Gains less losses from financial investments	7	–	7	8	14	14
Net earned insurance premiums	5,074	9	5,083	5,480	8	8
Other operating income (including dividend income)	646	(2)	644	393	(39)	(39)

Total operating income	20,118	67	20,185	18,659	(7)	(8)

Net insurance claims[66]	(6,667)	(14)	(6,681)	(6,336)	5	5

Net operating income[13]	13,451	53	13,504	12,323	(8)	(9)

LICs[53]	(1,459)	17	(1,442)	(1,225)	16	15

Net operating income	11,992	70	12,062	11,098	(7)	(8)

Operating expenses	(8,797)	(48)	(8,845)	(8,269)	6	7

Operating profit	3,195	22	3,217	2,829	(11)	(12)

Income from associates[54]	187	(2)	185	216	16	17

Profit before tax	3,382	20	3,402	3,045	(10)	(10)

For footnotes, see page 96.

57b

HSBC HOLDINGS PLC

Interim Management Report (continued)

Management view of Retail Banking and Wealth Management and Principal RBWM business revenue

	Half-year to
	30 Jun 2014 US$m	30 Jun 2013 US$m	31 Dec 2013 US$m

Retail Banking and Wealth Management business
Current accounts, savings and deposits	2,914	2,785	2,928
Wealth products	3,196	3,187	3,145
Investment distribution[56]	1,721	1,852	1,733
Life insurance manufacturing	908	760	888
Asset Management	567	575	524
Personal lending	6,410	6,778	6,538
Mortgages	2,302	2,501	2,299
Credit cards	2,168	2,244	2,206
Other personal lending[57]	1,940	2,033	2,033
Other[58]	(197)	539	840

Net operating income[13]	12,323	13,289	13,451

US run-off
Current accounts, savings and deposits	–	–	–
Wealth products	–	–	–
Investment distribution[56]	–	–	–
Life insurance manufacturing	–	–	–
Asset Management	–	–	–
Personal lending	698	744	735
Mortgages	698	891	715
Credit cards	–	–	–
Other personal lending[57]	–	(147)	20
Other[58]	(98)	49	144

Net operating income[13]	600	793	879

Principal Retail Banking and Wealth Management business
Current accounts, savings and deposits	2,914	2,785	2,928
Wealth products	3,196	3,187	3,145
Investment distribution[56]	1,721	1,852	1,733
Life insurance manufacturing	908	760	888
Asset Management	567	575	524
Personal lending	5,712	6,034	5,803
Mortgages	1,604	1,610	1,584
Credit cards	2,168	2,244	2,206
Other personal lending[57]	1,940	2,180	2,013
Other[58]	(99)	490	696

Net operating income[13]	11,723	12,496	12,572

For footnotes, see page 96.

57c

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Interim Management Report (continued)

Management view of total operating income/(expense) of Principal Retail Banking and Wealth Management (continued)

30 June 2014 compared with 30 June 2013

	Half-year to 30 June 2014 (‘1H14’) compared with half-year to 30 June 2013 (‘1H13’)
	1H13 as reported US$m	Currency translation adjustment[22] US$m	1H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change[23] %	Constant currency change[23] %

Current accounts, savings and deposits	2,785	(16)	2,769	2,914	5	5
Wealth products	3,187	(15)	3,172	3,196	–	1
Investment distribution[56]	1,852	(3)	1,849	1,721	(7)	(7)
Life insurance manufacturing	760	(19)	741	908	19	23
Asset management	575	7	582	567	(1)	(3)
Personal lending	6,034	(121)	5,913	5,712	(5)	(3)
Mortgages	1,610	35	1,645	1,604	–	(2)
Credit cards	2,244	(52)	2,192	2,168	(3)	(1)
Other personal lending[57]	2,180	(104)	2,076	1,940	(11)	(7)
Other[58]	490	(40)	450	(99)

Net operating income[13]	12,496	(192)	12,304	11,723	(6)	(5)

30 June 2014 compared with 31 December 2013

	Half-year to 30 June 2014 (‘1H14’) compared with half-year to 31 December 2013 (‘2H13’)
	2H13 as reported US$m	Currency translation adjustment[22] US$m	2H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change[23] %	Constant currency change[23] %

Current accounts, savings and deposits	2,928	15	2,943	2,914	–	(1)
Wealth products	3,145	10	3,155	3,196	2	1
Investment distribution[56]	1,733	13	1,746	1,721	(1)	(1)
Life insurance manufacturing	888	(9)	879	908	2	3
Asset management	524	6	530	567	8	7
Personal lending	5,803	37	5,840	5,712	(2)	(2)
Mortgages	1,584	32	1,616	1,604	1	(1)
Credit cards	2,206	2	2,208	2,168	(2)	(2)
Other personal lending[57]	2,013	3	2,016	1,940	(4)	(4)
Other[58]	696	(9)	687	(99)

Net operating income[13]	12,572	53	12,625	11,723	(7)	(7)

For footnotes, see page 96.

57d

HSBC HOLDINGS PLC

Interim Management Report (continued)

Principal Retail Banking and Wealth Management business

30 June 2014 compared with 30 June 2013

	Half-year to 30 June 2014 (‘1H14’) compared with half-year to 30 June 2013 (‘1H13’)
	1H13 as reported US$m	Currency translation adjustment[22] US$m	1H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change[23] %	Constant currency change[23] %

Net interest income	8,159	(122)	8,037	7,677	(6)	(4)
Net fee income	3,589	(23)	3,566	3,292	(8)	(8)
Other income[27]	748	(47)	701	754	1	8

Net operating income[13]	12,496	(192)	12,304	11,723	(6)	(5)

LICs[53]	(1,372)	104	(1,268)	(1,045)	24	18

Net operating income	11,124	(88)	11,036	10,678	(4)	(3)

Total operating expenses	(7,820)	129	(7,691)	(7,908)	(1)	(3)

Operating profit	3,304	41	3,345	2,770	(16)	(17)

Income from associates[54]	197	2	199	216	10	9

Profit before tax	3,501	43	3,544	2,986	(15)	(16)

30 June 2014 compared with 31 December 2013

	Half-year to 30 June 2014 (‘1H14’) compared with half-year to 31 December 2013 (‘2H13’)
	2H13 as reported US$m	Currency translation adjustment[22] US$m	2H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change[23] %	Constant currency change[23] %

Net interest income	8,119	43	8,162	7,677	(5)	(6)
Net fee income	3,421	18	3,439	3,292	(4)	(4)
Other income[27]	1,032	(8)	1,024	754	(27)	(26)

Net operating income[13]	12,572	53	12,625	11,723	(7)	(7)

LICs[53]	(1,150)	17	(1,133)	(1,045)	9	8

Net operating income	11,422	70	11,492	10,678	(7)	(7)

Total operating expenses	(8,262)	(48)	(8,310)	(7,908)	4	5

Operating profit	3,160	22	3,182	2,770	(12)	(13)

Income from associates[54]	188	(2)	186	216	15	16

Profit before tax	3,348	20	3,368	2,986	(11)	(11)

For footnotes, see page 96.

57e

HSBC HOLDINGS PLC

Interim Management Report (continued)

Commercial Banking

30 June 2014 compared with 30 June 2013

	Half-year to 30 June 2014 (‘1H14’) compared with half-year to 30 June 2013 (‘1H13’)
	1H13 as reported US$m	Currency translation adjustment[22] US$m	1H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change[23] %	Constant currency change[23] %

Net interest income	5,050	(75)	4,975	5,184	3	4
Net fee income	2,337	(6)	2,331	2,413	3	4
Net trading income	346	(13)	333	336	(3)	1
Net income from financial instruments designated at fair value	104	3	107	124	19	16
Gains less losses from financial investments	(6)	(1)	(7)	24
Net earned insurance premiums	748	(7)	741	636	(15)	(14)
Other operating income/(expense) (including dividend income)	(11)	(1)	(12)	95

Total operating income	8,568	(100)	8,468	8,812	3	4

Net insurance claims[66]	(705)	–	(705)	(696)	1	1

Net operating income[13]	7,863	(100)	7,763	8,116	3	5

LICs[53]	(1,160)	18	(1,142)	(562)	52	51

Net operating income	6,703	(82)	6,621	7,554	13	14

Operating expenses	(3,337)	88	(3,249)	(3,588)	(8)	(10)

Operating profit	3,366	6	3,372	3,966	18	18

Income from associates[54]	767	10	777	805	5	4

Profit before tax	4,133	16	4,149	4,771	15	15

57f

HSBC HOLDINGS PLC

Interim Management Report (continued)

Commercial Banking (continued)

30 June 2014 compared with 31 December 2013

	Half-year to 30 June 2014 (‘1H14’) compared with half-year to 31 December 2013 (‘2H13’)
	2H13 as reported US$m	Currency translation adjustment[22] US$m	2H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change[23] %	Constant currency change[23] %

Net interest income	5,150	10	5,160	5,184	1	–
Net fee income	2,380	19	2,399	2,413	1	1
Net trading income	303	(7)	296	336	11	14
Net income from financial instruments designated at fair value	228	7	235	124	(46)	(47)
Gains less losses from financial investments	7	1	8	24	243	200
Net earned insurance premiums	627	3	630	636	1	1
Other operating income (including dividend income)	647	(1)	646	95	(85)	(85)

Total operating income	9,342	32	9,374	8,812	(6)	(6)

Net insurance claims[66]	(840)	(9)	(849)	(696)	17	18

Net operating income[13]	8,502	23	8,525	8,116	(5)	(5)

LICs[53]	(1,224)	(14)	(1,238)	(562)	54	55

Net operating income	7,278	9	7,287	7,554	4	4

Operating expenses	(3,712)	(8)	(3,720)	(3,588)	3	4

Operating profit	3,566	1	3,567	3,966	11	11

Income from associates[54]	742	1	743	805	8	8

Profit before tax	4,308	2	4,310	4,771	11	11

For footnotes, see page 96.

57g

HSBC HOLDINGS PLC

Interim Management Report (continued)

Global Banking and Markets

30 June 2014 compared with 30 June 2013

	Half-year to 30 June 2014 (‘1H14’) compared with half-year to 30 June 2013 (‘1H13’)
	1H13 as reported US$m	Currency translation adjustment[22] US$m	1H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change[23] %	Constant currency change[23] %

Net interest income	3,334	(63)	3,271	3,602	8	10
Net fee income	1,818	(18)	1,800	1,939	7	8
Net trading income	5,606	184	5,790	2,790	(50)	(52)
Net income/(expense) from financial instruments designated at fair value	(961)	(70)	(1,031)	743
Gains less losses from financial investments	597	15	612	462	(23)	(25)
Net earned insurance premiums	3	(1)	2	2	(33)	–
Other operating income (including dividend income)	266	(6)	260	254	(5)	(2)

Total operating income	10,663	41	10,704	9,792	(8)	(9)

Net insurance claims[66]	(1)	–	(1)	(1)	–	–

Net operating income[13]	10,662	41	10,703	9,791	(8)	(9)

LICs[53]	(174)	(16)	(190)	(49)	72	74

Net operating income	10,488	25	10,513	9,742	(7)	(7)

Operating expenses	(5,007)	(74)	(5,081)	(4,958)	1	2

Operating profit	5,481	(49)	5,432	4,784	(13)	(12)

Income from associates[54]	242	3	245	249	3	2

Profit before tax	5,723	(46)	5,677	5,033	(12)	(11)

57h

HSBC HOLDINGS PLC

Interim Management Report (continued)

Global Banking and Markets (continued)

30 June 2014 compared with 31 December 2013

	Half-year to 30 June 2014 (‘1H14’) compared with half-year to 31 December 2013 (‘2H13’)
	2H13 as reported US$m	Currency translation adjustment[22] US$m	2H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change[23] %	Constant currency change[23] %

Net interest income	3,432	4	3,436	3,602	5	5
Net fee income	1,664	1	1,665	1,939	17	16
Net trading income	1,174	(58)	1,116	2,790	138	150
Net income from financial instruments designated at fair value	1,560	90	1,650	743	(52)	(55)
Gains less losses from financial investments	150	(1)	149	462	208	210
Net earned insurance premiums	3	(1)	2	2	(33)	–
Other operating income (including dividend income)	533	5	538	254	(52)	(53)

Total operating income	8,516	40	8,556	9,792	15	14

Net insurance claims[66]	(2)	1	(1)	(1)	50	–

Net operating income[13]	8,514	41	8,555	9,791	15	14

LICs[53]	(33)	(5)	(38)	(49)	(48)	(29)

Net operating income	8,481	36	8,517	9,742	15	14

Operating expenses	(4,953)	(80)	(5,033)	(4,958)	–	1

Operating profit	3,528	(44)	3,484	4,784	36	37

Income from associates[54]	190	(1)	189	249	31	32

Profit before tax	3,718	(45)	3,673	5,033	35	37

For footnotes, see page 96.

57i

HSBC HOLDINGS PLC

Interim Management Report (continued)

Management view of total operating income/(expense) of Global Banking and Markets

30 June 2014 compared with 30 June 2013

	Half-year to 30 June 2014 (‘1H14’) compared with half-year to 30 June 2013 (‘1H13’)
	1H13 as reported US$m	Currency translation adjustment[22] US$m	1H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change[23] %	Constant currency change[23] %

Markets[62]	4,070	64	4,134	3,845	(6)	(7)
Credit	488	8	496	593	22	20
Rates	1,106	30	1,136	1,127	2	(1)
Foreign Exchange	1,833	7	1,840	1,434	(22)	(22)
Equities	643	19	662	691	7	4

Capital Financing	2,042	9	2,051	2,075	2	1
Payments and Cash Management	862	(8)	854	904	5	6
Securities Services	847	3	850	846	–	–
Global Trade and Receivables Finance	371	(6)	365	389	5	7
Balance Sheet Management	1,680	(25)	1,655	1,502	(11)	(9)
Principal Investments	205	10	215	342	67	59
Debit valuation adjustment	451	11	462	(155)	(134)	(134)
Other[63]	134	(17)	117	43	(68)	(63)

Total operating income	10,662	41	10,703	9,791

30 June 2014 compared with 31 December 2013

	Half-year to 30 June 2014 (‘1H14’) compared with half-year to 31 December 2013 (‘2H13’)
	2H13 as reported US$m	Currency translation adjustment22` US$m	2H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change[23] %	Constant currency change[23] %

Markets[62]	2,865	1	2,866	3,845	34	34
Credit	308	1	309	593	93	92
Rates	547	(1)	546	1,127	106	106
Foreign Exchange	1,353	(14)	1,339	1,434	6	7
Equities	657	15	672	691	5	3

Capital Financing	1,952	39	1,991	2,075	6	4
Payments and Cash Management	908	3	911	904	–	(1)
Securities Services	815	9	824	846	4	3
Global Trade and Receivables Finance	370	1	371	389	5	5
Balance Sheet Management	1,430	(2)	1,428	1,502	5	5
Principal Investments	307	11	318	342	11	8
Debit valuation adjustment	(346)	(10)	(356)	(155)	(55)	(56)
Other[63]	213	(11)	202	43	(80)	(79)

Total operating income	8,514	41	8,555	9,791

For footnotes, see page 96.

57j

HSBC HOLDINGS PLC

Interim Management Report (continued)

Global Private Banking

30 June 2014 compared with 30 June 2013

	Half–year to 30 June 2014 (‘1H14’) compared with half-year to 30 June 2013 (‘1H13’)
	1H13 as reported US$m	Currency translation adjustment[22] US$m	1H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change[23] %	Constant currency change[23] %

Net interest income	575	11	586	536	(7)	(9)
Net fee income	602	2	604	533	(11)	(12)
Net trading income	230	5	235	159	(31)	(32)
Net income from financial instruments designated at fair value	–	–	–	1
Gains less losses from financial investments	4	–	4	12	200	200
Net earned insurance premiums	6	1	7	19	217	171
Other operating expense (including dividend income)	(261)	–	(261)	(4)	98	98

Total operating income	1,156	19	1,175	1,256	9	7

Net insurance claims[66]	(5)	–	(5)	(26)

Net operating income[13]	1,151	19	1,170	1,230	7	5

LICs[53]	(14)	(1)	(15)	(6)	57	60

Net operating income	1,137	18	1,155	1,224	8	6

Operating expenses	(1,035)	(7)	(1,042)	(868)	16	17

Operating profit	102	11	113	356	249	215

Income from associates[54]	6	–	6	8	33	33

Profit before tax	108	11	119	364	237	206

57k

HSBC HOLDINGS PLC

Interim Management Report (continued)

Global Private Banking (continued)

30 June 2014 compared with 31 December 2013

	Half-year to 30 June 2014 (‘1H14’) compared with half-year to 31 December 2013 (‘2H13’)
	2H13 as reported US$m	Currency translation adjustment[22] US$m	2H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change[23] %	Constant currency change[23] %

Net interest income	571	8	579	536	(6)	(7)
Net fee income	548	2	550	533	(3)	(3)
Net trading income	164	(4)	160	159	(3)	(1)
Net income from financial instruments designated at fair value	4	–	4	1	(75)	(75)
Gains less losses from financial investments	(7)	(1)	(8)	12
Net earned insurance premiums	10	1	11	19	90	73
Other operating income/(expense) (including dividend income)	30	–	30	(4)

Total operating income	1,320	6	1,326	1,256	(5)	(5)

Net insurance claims[66]	(32)	(1)	(33)	(26)	19	21

Net operating income[13]	1,288	5	1,293	1,230	(5)	(5)

LICs[53]	(17)	(1)	(18)	(6)	65	67

Net operating income	1,271	4	1,275	1,224	(4)	(4)

Operating expenses	(1,194)	(5)	(1,199)	(868)	27	28

Operating profit	77	(1)	76	356

Income from associates[54]	8	1	9	8	–	(11)

Profit before tax	85	–	85	364	328	328

For footnotes, see page 96.

57l

HSBC HOLDINGS PLC

Interim Management Report (continued)

Other

30 June 2014 compared with 30 June 2013

	Half–year to 30 June 2014 (‘1H14’) compared with half-year to 30 June 2013 (‘1H13’)
	1H13 as reported US$m	Currency translation adjustment[22] US$m	1H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change[23] %	Constant currency change[23] %

Net interest expense	(376)	(5)	(381)	(221)	41	42
Net fee income	61	1	62	1	(98)	(98)
Net trading expense	(169)	(7)	(176)	(120)	29	32
Own credit spread	(19)	4	(15)	(215)
Net expense from financial instruments designated at fair value	(443)	(9)	(452)	(66)	85	85
Gains less losses from financial investments	1,213	(1)	1,212	440	(64)	(64)
Net earned insurance premiums	–	(1)	(1)	–		100
Other operating income (including dividend income)	3,883	(45)	3,838	2,838	(27)	(26)

Total operating income	4,150	(63)	4,087	2,657	(36)	(35)

Net insurance claims[66]	–	(4)	(4)	–		100

Net operating income[13]	4,150	(67)	4,083	2,657	(36)	(35)

LICs[53]	–	1	1	1		–

Net operating income	4,150	(66)	4,084	2,658	(36)	(35)

Operating expenses	(3,312)	27	(3,285)	(3,533)	(7)	(8)

Operating profit/(loss)	838	(39)	799	(875)

Income from associates[54]	2	7	9	2	–	(78)

Profit/(loss) before tax	840	(32)	808	(873)

57m

HSBC HOLDINGS PLC

Interim Management Report (continued)

Other (continued)

30 June 2014 compared with 31 December 2013

	Half-year to 30 June 2014 (‘1H14’) compared with half-year to 31 December 2013 (‘2H13’)
	2H13 as reported US$m	Currency translation adjustment[22] US$m	2H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change[23] %	Constant currency change[23] %

Net interest expense	(361)	(3)	(364)	(221)	39	39
Net fee income	3	(1)	2	1	(67)	(50)
Net trading income/(expense)	175	(3)	172	(120)
Own credit spread	(1,227)	(13)	(1,240)	(215)	82	83
Net expense from financial instruments designated at fair value	(115)	2	(113)	(66)	43	42
Gains less losses from financial investments	(1)	1	–	440
Other operating income (including dividend income)	3,027	8	3,035	2,838	(6)	(6)

Total operating income	1,501	(9)	1,492	2,657	77	78

Net insurance claims[66]	–	–	–	–

Net operating income[13]	1,501	(9)	1,492	2,657	77	78

LICs[53]	–	–	–	1

Net operating income	1,501	(9)	1,492	2,658	77	78

Operating expenses	(4,484)	(9)	(4,493)	(3,533)	21	21

Operating loss	(2,983)	(18)	(3,001)	(875)	71	71

Income from associates[54]	(16)	1	(15)	2

Loss before tax	(2,999)	(17)	(3,016)	(873)	71	71

For footnotes, see page 96.

57n

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and underlying items

Retail Banking and Wealth Management

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	Change[23] %	30 June 2014 US$m	31 December 2013 US$m	Change[23] %

Net interest income
Reported	8,427	9,310	(9)	8,427	9,029	(7)
Currency translation adjustment[22]		(122)			43
Acquisitions, disposals and dilutions	(13)	(125)		(13)	(77)

Underlying	8,414	9,063	(7)	8,414	8,995	(6)

Other operating income/(expense)
Reported	378	(92)		378	636	(41)
Currency translation adjustment[22]		(16)			(1)
Acquisitions, disposals and dilutions	(7)	(1)		(7)	(314)

Underlying	371	(109)		371	321	16

Revenue[13]
Reported	12,323	13,289	(7)	12,323	13,451	(8)
Currency translation adjustment[22]		(192)			53
Acquisitions, disposals and dilutions	(24)	(158)		(24)	(408)

Underlying	12,299	12,939	(5)	12,299	13,096	(6)

LICs[53]
Reported	(1,225)	(1,768)	31	(1,225)	(1,459)	16
Currency translation adjustment[22]		104			17
Acquisitions, disposals and dilutions	3	45		3	20

Underlying	(1,222)	(1,619)	25	(1,222)	(1,422)	14

Operating expenses
Reported	(8,269)	(8,451)	2	(8,269)	(8,797)	6
Currency translation adjustment[22]		129			(48)
Acquisitions, disposals and dilutions	15	190		15	72

Underlying	(8,254)	(8,132)	(2)	(8,254)	(8,773)	6

Underlying cost efficiency ratio	67.1%	62.8%		67.1%	67.0%

Income from associates[54]
Reported	216	197	10	216	187	16
Currency translation adjustment[22]		2			(2)
Acquisitions, disposals and dilutions	–	(5)		–	18

Underlying	216	194	11	216	203	6

Profit before tax
Reported	3,045	3,267	(7)	3,045	3,382	(10)
Currency translation adjustment[22]		43			20
Acquisitions, disposals and dilutions	(6)	72		(6)	(298)

Underlying	3,039	3,382	(10)	3,039	3,104	(2)

	US$bn	US$bn		US$bn	US$bn

Average risk-weighted assets (‘RWA’s)
Average reported RWAs	228	261	(13)	228	239	(5)
Currency translation adjustment[22]	–	–		–	1
Acquisitions, disposals and dilutions	–	(5)		–	(2)

Average underlying RWAs	228	256	(11)	228	238	(4)

57o

HSBC HOLDINGS PLC

Interim Management Report (continued)

Retail Banking and Wealth Management (continued)

	2013 US$m	2012 US$m	2011 US$m	2010 US$m

Revenue
Reported	26,740	33,861	33,533	33,611
Currency translation adjustment[1]		(590)	(1,528)	(786)
Acquisitions, disposals and dilutions	(525)	(6,558)	(6,587)	(7,196)

Underlying	26,215	26,713	25,418	25,629

Profit before tax
Reported	6,649	9,575	4,270	3,839
Currency translation adjustment[22]		(26)	(113)	58
Acquisitions, disposals and dilutions	(228)	(5,648)	(3,325)	(3,010)

Underlying	6,421	3,901	832	887

For footnotes, see page 96.

57p

HSBC HOLDINGS PLC

Interim Management Report (continued)

US run-off

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	Change[23] %	30 June 2014 US$m	31 December 2013 US$m	Change[23] %

Revenue[13]
Reported	600	793	(24)	600	879	(32)
Acquisitions, disposals and dilutions	–	105		–	–

Underlying	600	898	(33)	600	879	(32)

Operating expenses
Reported	(361)	(631)	43	(361)	(535)	33
Acquisitions, disposals and dilutions	–	14		–	–

Underlying	(361)	(617)	41	(361)	(535)	33

Profit before tax
Reported	59	(234)		59	34	74
Acquisitions, disposals and dilutions	–	120		–	–

Underlying	59	(114)		59	34	74

			2013 US$m	2012 US$m	2011 US$m	2010 US$m

Revenue[13]
Reported			1,672	2,396	1,745	2,935
Currency translation adjustment[22]				–	–	–
Acquisitions, disposals and dilutions			106	(58)	–	(84)

Underlying			1,778	2,338	1,745	2,851

Profit before tax
Reported			(200)	(1,274)	(4,472)	(4,066)
Currency translation adjustment[22]				–	–	–
Acquisitions, disposals and dilutions			120	27	68	(20)

Underlying			(80)	(1,247)	(4,404)	(4,086)

For footnotes, see page 96.

HSBC Finance

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	Change[23] %	30 June 2014 US$m	31 December 2013 US$m	Change[23] %

Revenue[13]
Reported	600	793	(24)	600	879	(32)
Acquisitions, disposals and dilutions	–	105		–	–

Underlying	600	898	(33)	600	879	(32)

Profit/(loss) before tax
Reported	59	(234)	(125)	59	34	74
Acquisitions, disposals and dilutions	–	120		–	–

Underlying	59	(114)	(152)	59	34	74

Average RWAs
Average reported RWAs	74	99	(25)	74	83	(11)
Currency translation adjustment[12]	–			–	–

Average underlying RWAs	74	99	(25)	74	83	(11)

For footnotes, see page 96.

57q

HSBC HOLDINGS PLC

Interim Management Report (continued)

Analysis of reported items

Retail Banking and Wealth Management and Principal RBWM business

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	Change[23] %	30 June 2014 US$m	31 December 2013 US$m	Change[23] %

Net interest income
Reported RBWM	8,427	9,310	(9)	8,427	9,029	(7)
US run-off portfolio	750	1,151	(35)	750	910	(18)
Principal RBWM business	7,677	8,159	(6)	7,677	8,119	(5)

Net fee income/(expense)
Reported RBWM	3,291	3,586	(8)	3,291	3,435	(4)
US run-off portfolio	(1)	(3)	(67)	(1)	14
Principal RBWM business	3,292	3,589	(8)	3,292	3,421	(4)

Other income/(expense)[27]
Reported RBWM	605	393	54	605	987	(39)
US run-off portfolio	(149)	(355)	(58)	(149)	(45)	231
Principal RBWM business	754	748	1	754	1,032	(27)

Net operating income[13]
Reported RBWM	12,323	13,289	(7)	12,323	13,451	(8)
US run-off portfolio	600	793	(24)	600	879	(32)
Principal RBWM business	11,723	12,496	(6)	11,723	12,572	(7)

LICs[53]
Reported RBWM	(1,225)	(1,768)	31	(1,225)	(1,459)	16
US run-off portfolio	(180)	(396)	55	(180)	(309)	42
Principal RBWM business	(1,045)	(1,372)	24	(1,045)	(1,150)	9

Net operating income
Reported RBWM	11,098	11,521	(4)	11,098	11,992	(7)
US run-off portfolio	420	397	6	420	570	(26)
Principal RBWM business	10,678	11,124	(4)	10,678	11,422	(7)

Total operating expenses
Reported RBWM	(8,269)	(8,451)	2	(8,269)	(8,797)	6
US run-off portfolio	(361)	(631)	43	(361)	(535)	33
Principal RBWM business	(7,908)	(7,820)	(1)	(7,908)	(8,262)	4

Operating profit/(loss)
Reported RBWM	2,829	3,070	(8)	2,829	3,195	(11)
US run-off portfolio	59	(234)		59	35	69
Principal RBWM business	2,770	3,304	(16)	2,770	3,160	(12)

Income from associates[54]
Reported RBWM	216	197	10	216	187	16
US run-off portfolio	–	–	–	–	(1)	(100)
Principal RBWM business	216	197	10	216	188	15

Profit/(loss) before tax
Reported RBWM	3,045	3,267	(7)	3,045	3,382	(10)
US run-off portfolio	59	(234)		59	34	74
Principal RBWM business	2,986	3,501	(15)	2,986	3,348	(11)

For footnotes, see page 96.

57r

HSBC HOLDINGS PLC

Interim Management Report (continued)

Commercial Banking

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	Change[23] %	30 June 2014 US$m	31 December 2013 US$m	Change[23] %

Net interest income
Reported	5,184	5,050	3	5,184	5,150	1
Currency translation adjustment[22]		(75)			10
Acquisitions, disposals and dilutions	(9)	(69)		(9)	(51)

Underlying	5,175	4,906	5	5,175	5,109	1

Other operating income/(expense)
Reported	81	(19)		81	640	(87)
Currency translation adjustment[22]		–			–
Acquisitions, disposals and dilutions	(7)	(4)		(7)	(467)

Underlying	74	(23)		74	173	(57)

Revenue[13]
Reported	8,116	7,863	3	8,116	8,502	(5)
Currency translation adjustment[22]		(100)			23
Acquisitions, disposals and dilutions	(20)	(98)		(20)	(535)

Underlying	8,096	7,665	6	8,096	7,990	1

LICs[53]
Reported	(562)	(1,160)	52	(562)	(1,224)	54
Currency translation adjustment[22]	–	18		–	(14)
Acquisitions, disposals and dilutions	(1)	(1)		(1)	(3)

Underlying	(563)	(1,143)	51	(563)	(1,241)	55

Operating expenses
Reported	(3,588)	(3,337)	(8)	(3,588)	(3,712)	3
Currency translation adjustment[22]	–	88		–	(8)
Acquisitions, disposals and dilutions	8	54		8	34

Underlying	(3,580)	(3,195)	(12)	(3,580)	(3,686)	3

Underlying cost efficiency ratio	44.2%	41.7%		44.2%	46.1%

Income from associates[54]
Reported	805	767	5	805	742	8
Currency translation adjustment[22]		10			1
Acquisitions, disposals and dilutions	–	(5)		–	25

Underlying	805	772	4	805	768	5

Profit before tax
Reported	4,771	4,133	15	4,771	4,308	11
Currency translation adjustment[22]	–	16		–	2
Acquisitions, disposals and dilutions	(13)	(51)		(13)	(479)

Underlying	4,758	4,098	16	4,758	3,831	24

57s

HSBC HOLDINGS PLC

Interim Management Report (continued)

Commercial Banking (continued)

	2013 US$m	2012 US$m	2011 US$m	2010 US$m

Revenue[13]
Reported	16,365	16,551	15,611	13,834
Currency translation adjustment[22]		(329)	(856)	(401)
Acquisitions, disposals and dilutions	(588)	(781)	(400)	(540)

Underlying	15,777	15,441	14,355	12,893

Profit before tax
Reported	8,441	8,535	7,947	6,090
Currency translation adjustment[22]		(96)	(275)	(94)
Acquisitions, disposals and dilutions	(519)	(845)	(361)	(414)

Underlying	7,922	7,594	7,311	5,582

For footnotes, see page 96.

57t

HSBC HOLDINGS PLC

Interim Management Report (continued)

Global Banking and Markets

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	Change[23] %	30 June 2014 US$m	31 December 2013 US$m	Change[23] %

Net interest income
Reported	3,602	3,334	8	3,602	3,432	5
Currency translation adjustment[22]		(63)			4
Acquisitions, disposals and dilutions	(5)	(26)		(5)	(21)

Underlying	3,597	3,245	11	3,597	3,415	5

Other operating income
Reported	222	201	10	222	469	(53)
Currency translation adjustment[22]		(8)			4
Acquisitions, disposals and dilutions	(5)	(11)		(5)	(397)

Underlying	217	182	19	217	76	186

Revenue[13]
Reported	9,791	10,662	(8)	9,791	8,514	15
Currency translation adjustment[22]		41			41
Acquisitions, disposals and dilutions	(12)	(57)		(12)	(434)

Underlying	9,779	10,646	(8)	9,779	8,121	20

LICs[53]
Reported	(49)	(174)	72	(49)	(33)	(48)
Currency translation adjustment[22]		(16)			(5)
Acquisitions, disposals and dilutions	–	–		–	–

Underlying	(49)	(190)	74	(49)	(38)	(29)

Operating expenses
Reported	(4,958)	(5,007)	1	(4,958)	(4,953)	–
Currency translation adjustment[22]		(74)			(80)
Acquisitions, disposals and dilutions	3	45		3	31

Underlying	(4,955)	(5,036)	2	(4,955)	(5,002)	1

Underlying cost efficiency ratio	50.7%	47.3%		50.7%	61.6%

Income from associates[54]
Reported	249	242	3	249	190	31
Currency translation adjustment[22]		3			(1)
Acquisitions, disposals and dilutions	–	(4)		–	38

Underlying	249	241	3	249	227	10

Profit before tax
Reported	5,033	5,723	(12)	5,033	3,718	35
Currency translation adjustment[22]		(46)			(45)
Acquisitions, disposals and dilutions	(9)	(15)		(9)	(366)

Underlying	5,024	5,662	(11)	5,024	3,307	52

Average RWAs
Reported	504	415	21	504	423	19
Currency translation adjustment[12]	–	1		–	1
Acquisitions, disposals and dilutions	(1)	(7)		(1)	(3)

Underlying	503	409	23	503	421	19

For footnotes, see page 96.

57u

HSBC HOLDINGS PLC

Interim Management Report (continued)

Global Banking and Markets (continued)

	2013 US$m	2012 US$m	2011 US$m	2010 US$m

Revenue[13]
Reported	19,176	18,273	17,057	18,912
Currency translation adjustment[22]		(253)	(685)	(257)
Acquisitions, disposals and dilutions	(461)	(221)	(184)	(890)

Underlying	18,715	17,799	16,188	17,765

Profit before tax
Reported	9,441	8,520	7,049	9,215
Currency translation adjustment[22]		(147)	(345)	(190)
Acquisitions, disposals and dilutions	(429)	(529)	(352)	(777)

Underlying	9,012	7,844	6,352	8,248

For footnotes, see page 96.

Global Banking and Markets – legacy credit

	2013 US$m	2012 US$m	2011 US$m	2010 US$m

Revenue/(expense)[13]
Reported	149	(11)	165	840
Currency translation adjustment[22]		2	(2)	13
Acquisitions, disposals and dilutions	–	–	–	–

Underlying	149	(9)	163	853

Profit before tax
Reported	185	(280)	(428)	231
Currency translation adjustment[22]		7	7	(12)
Acquisitions, disposals and dilutions	–	–	–	–

Underlying	185	(273)	(421)	219

Global Banking and Markets – excluding legacy credit

	2013 US$m	2012 US$m	2011 US$m	2010 US$m

Revenue[13]
Reported	19,027	18,284	16,892	18,072
Currency translation adjustment[22]		(255)	(683)	(270)
Acquisitions, disposals and dilutions	(461)	(221)	(184)	(890)

Underlying	18,566	17,808	16,025	16,912

Profit before tax
Reported	9,256	8,800	7,477	8,984
Currency translation adjustment[22]		(154)	(352)	(178)
Acquisitions, disposals and dilutions	(429)	(529)	(352)	(777)

Underlying	8,827	8,117	6,773	8,029
For footnotes, see page 96.

57v

HSBC HOLDINGS PLC

Interim Management Report (continued)

Global Private Banking

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	Change[23] %	30 June 2014 US$m	31 December 2013 US$m	Change[23] %

Net interest income
Reported	536	575	(7)	536	571	(6)
Currency translation adjustment[22]		11			8
Acquisitions, disposals and dilutions	–	(3)		–	(1)

Underlying	536	583	(8)	536	578	(7)

Other operating income/(expense)
Reported	(7)	(267)	97	(7)	28
Currency translation adjustment[22]		–			–
Acquisitions, disposals and dilutions	–	–		–	(1)

Underlying	(7)	(267)	97	(7)	27

Revenue[13]
Reported	1,230	1,151	7	1,230	1,288	(5)
Currency translation adjustment[22]		19			5
Acquisitions, disposals and dilutions	–	(3)		–	(2)

Underlying	1,230	1,167	5	1,230	1,291	(5)

LICs[53]
Reported	(6)	(14)	57	(6)	(17)	65
Currency translation adjustment[22]		(1)			(1)
Acquisitions, disposals and dilutions	–	–		–	–

Underlying	(6)	(15)	60	(6)	(18)	67

Operating expenses
Reported	(868)	(1,035)	16	(868)	(1,194)	27
Currency translation adjustment[22]		(7)			(5)
Acquisitions, disposals and dilutions	–	3		–	1

Underlying	(868)	(1,039)	16	(868)	(1,198)	28

Underlying cost efficiency ratio	70.6%	89.0%		70.6%	92.8%

Income from associates[54]
Reported	8	6	33	8	8	–
Currency translation adjustment[22]		–			1
Acquisitions, disposals and dilutions	–	–		–	–

Underlying	8	6	33	8	9	(11)

Profit before tax
Reported	364	108	237	364	85
Currency translation adjustment[22]		11			–
Acquisitions, disposals and dilutions	–	–		–	(1)

Underlying	364	119	206	364	84

					2013 US$m	2010 US$m

Revenue[13]
Reported					2,439	3,093
Currency translation adjustment[22]						(6)
Acquisitions, disposals and dilutions					(6)	(29)

Underlying					2,433	3,058

For footnotes, see page 96.

57w

HSBC HOLDINGS PLC

Interim Management Report (continued)

Other

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	Change[23] %	30 June 2014 US$m	31 December 2013 US$m	Change[23] %

Other operating income
Reported	2,814	3,866	(27)	2,814	2,895	(3)
Currency translation adjustment[22]		(42)			7
Acquisitions, disposals and dilutions	33	(1,091)		33	47

Underlying	2,847	2,733	4	2,847	2,949	(3)

Revenue[13]
Reported	2,657	4,150	(36)	2,657	1,501	77
Currency translation adjustment[22]		(71)			4
Own credit spread[24]	215	19		215	1,227
Acquisitions, disposals and dilution	33	(1,090)		33	47

Underlying	2,905	3,008	(3)	2,905	2,779	5

Operating expenses
Reported	(3,533)	(3,312)	(7)	(3,533)	(4,484)	21
Currency translation adjustment[22]		27			(9)
Acquisitions, disposals and dilutions	–	23		–	8

Underlying	(3,533)	(3,262)	(8)	(3,533)	(4,485)	21

					2013 US$m	2010 US$m

Revenue[13]
Reported					5,651	4,660
Currency translation adjustment[22]						(147)
Own credit spread					1,246	63
Acquisitions, disposals and dilutions					(1,048)	(293)

Underlying					5,849	4,283

For footnotes, see page 96.

57x

HSBC HOLDINGS PLC

Interim Management Report (continued)

Analysis by global business

HSBC profit/(loss) before tax and balance sheet data

	Half-year to 30 June 2014
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other[50] US$m	Inter- segment elimination[65] US$m	Total US$m

Profit/(loss) before tax

Net interest income/(expense)	8,427	5,184	3,602	536	(221)	(123)	17,405

Net fee income	3,291	2,413	1,939	533	1	–	8,177

Trading income/(expense) excluding net interest income	(14)	340	2,001	161	(126)	–	2,362
Net interest income/(expense) on trading activities	1	(4)	789	(2)	6	123	913

Net trading income/(expense)[59]	(13)	336	2,790	159	(120)	123	3,275
Net income/(expense) from financial instruments designated at fair value	1,073	124	743	1	(281)	–	1,660
Gains less losses from financial investments	8	24	462	12	440	–	946
Dividend income	15	14	32	3	24	–	88
Net earned insurance premiums	5,480	636	2	19	–	–	6,137
Other operating income/(expense)	378	81	222	(7)	2,814	(2,950)	538

Total operating income	18,659	8,812	9,792	1,256	2,657	(2,950)	38,226

Net insurance claims[66]	(6,336)	(696)	(1)	(26)	–	–	(7,059)

Net operating income[13]	12,323	8,116	9,791	1,230	2,657	(2,950)	31,167

Loan impairment (charges)/recoveries and other credit risk provisions	(1,225)	(562)	(49)	(6)	1	–	(1,841)

Net operating income	11,098	7,554	9,742	1,224	2,658	(2,950)	29,326

Employee expenses[67]	(2,500)	(1,191)	(1,806)	(363)	(4,118)	–	(9,978)
Other operating income/(expense)	(5,769)	(2,397)	(3,152)	(505)	585	2,950	(8,288)

Total operating expenses	(8,269)	(3,588)	(4,958)	(868)	(3,533)	2,950	(18,266)

Operating profit/(loss)	2,829	3,966	4,784	356	(875)	–	11,060

Share of profit in associates and joint ventures	216	805	249	8	2	–	1,280

Profit/(loss) before tax	3,045	4,771	5,033	364	(873)	–	12,340

	%	%	%	%	%		%

Share of HSBC’s profit before tax	24.7	38.7	40.8	2.9	(7.1)		100.0
Cost efficiency ratio	67.1	44.2	50.6	70.6	133.0		58.6

Balance sheet data[51]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[3]	380,108	316,246	303,133	45,131	2,623		1,047,241
Total assets	523,729	377,374	2,043,767	99,379	170,802	(461,458)	2,753,593
Customer accounts[3]	597,714	366,171	360,732	89,641	1,447		1,415,705

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 30 June 2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other[50] US$m	Inter- segment elimination[65] US$m	Total US$m

Profit/(loss) before tax

Net interest income/ (expense)	9,310	5,050	3,334	575	(376)	(74)	17,819

Net fee income	3,586	2,337	1,818	602	61	–	8,404

Trading income/(expense)excluding net interest income	275	343	4,577	226	(191)	–	5,230
Net interest income on trading activities	–	3	1,029	4	22	74	1,132

Net trading income/(expense)[59]	275	346	5,606	230	(169)	74	6,362
Net income/(expense) from financial instruments designated at fair value	122	104	(961)	–	(462)	–	(1,197)
Gains less losses from financial investments	48	(6)	597	4	1,213	–	1,856
Dividend income	11	8	65	6	17	–	107
Net earned insurance premiums	5,469	748	3	6	–	–	6,226
Other operating income/(expense)	(92)	(19)	201	(267)	3,866	(2,743)	946

Total operating income	18,729	8,568	10,663	1,156	4,150	(2,743)	40,523

Net insurance claims[66]	(5,440)	(705)	(1)	(5)	–	–	(6,151)

Net operating income[13]	13,289	7,863	10,662	1,151	4,150	(2,743)	34,372

Loan impairment charges and other credit risk provisions	(1,768)	(1,160)	(174)	(14)	–	–	(3,116)

Net operating income	11,521	6,703	10,488	1,137	4,150	(2,743)	31,256

Employee expenses[67]	(2,651)	(1,163)	(1,882)	(381)	(3,419)	–	(9,496)
Other operating income/(expense)	(5,800)	(2,174)	(3,125)	(654)	107	2,743	(8,903)

Total operating expenses	(8,451)	(3,337)	(5,007)	(1,035)	(3,312)	2,743	(18,399)

Operating profit	3,070	3,366	5,481	102	838	–	12,857

Share of profit in associates and joint ventures	197	767	242	6	2	–	1,214

Profit before tax	3,267	4,133	5,723	108	840	–	14,071

	%	%	%	%	%		%

Share of HSBC’s profit before tax	23.2	29.4	40.7	0.8	5.9		100.0
Cost efficiency ratio	63.6	42.4	47.0	89.9	79.8		53.5

Balance sheet data[51]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[3]	358,464	286,539	251,768	39,161	2,362		938,294
Total assets	504,205	350,503	1,992,770	114,883	176,122	(493,167)	2,645,316
Customer accounts[3]	547,140	327,612	298,501	92,298	1,354		1,266,905

HSBC HOLDINGS PLC

Interim Management Report (continued)

HSBC profit/(loss) before tax and balance sheet data (continued)

	Half-year to 31 December 2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other[50] US$m	Inter- segment elimination[65] US$m	Total US$m

Profit before tax

Net interest income/(expense)	9,029	5,150	3,432	571	(361)	(101)	17,720

Net fee income	3,435	2,380	1,664	548	3	–	8,030

Trading income excluding net interest income	414	306	376	164	153	–	1,413
Net interest income/(expense) on trading activities	(3)	(3)	798	–	22	101	915

Net trading income[59]	411	303	1,174	164	175	101	2,328
Net income/(expense) from financial instruments designated at fair value	1,516	228	1,560	4	(1,342)	(1)	1,965
Gains less losses from financial investments	7	7	150	(7)	(1)	–	156
Dividend income	10	7	64	2	132	–	215
Net earned insurance premiums	5,074	627	3	10	–	–	5,714
Other operating income	636	640	469	28	2,895	(2,982)	1,686

Total operating income	20,118	9,342	8,516	1,320	1,501	(2,983)	37,814

Net insurance claims[66]	(6,667)	(840)	(2)	(32)	–	–	(7,541)

Net operating income[13]	13,451	8,502	8,514	1,288	1,501	(2,983)	30,273

Loan impairment charges and other credit risk provisions	(1,459)	(1,224)	(33)	(17)	–	–	(2,733)

Net operating income	11,992	7,278	8,481	1,271	1,501	(2,983)	27,540

Employee expenses[67]	(2,568)	(1,164)	(1,667)	(395)	(3,906)	–	(9,700)
Other operating expenses	(6,229)	(2,548)	(3,286)	(799)	(578)	2,983	(10,457)

Total operating expenses	(8,797)	(3,712)	(4,953)	(1,194)	(4,484)	2,983	(20,157)

Operating profit/(loss)	3,195	3,566	3,528	77	(2,983)	–	7,383

Share of profit/(loss) in associates and joint ventures	187	742	190	8	(16)	–	1,111

Profit/(loss) before tax	3,382	4,308	3,718	85	(2,999)	–	8,494

	%	%	%	%	%		%

Share of HSBC’s profit before tax	39.8	50.7	43.8	1.0	(35.3)		100.0
Cost efficiency ratio	65.4	43.7	58.2	92.7	298.7		66.6

Balance sheet data[51]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[3]	375,086	297,852	272,473	44,224	2,454		992,089
Total assets	517,085	360,623	1,975,509	97,655	171,812	(451,366)	2,671,318
Customer accounts[3]	579,994	354,298	328,800	96,770	1,435		1,361,297

For footnotes, see page 96.

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Interim Management Report (continued)

Balance sheet data significant to Global Banking and Markets

	Europe US$m	Asia US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

At 30 June 2014
Trading assets[1]	240,210	50,654	554	42,515	8,051	341,984
Derivative assets[2]	224,538	47,358	949	53,072	5,867	331,784
Trading liabilities	150,717	18,736	1,294	39,491	3,446	213,684
Derivative liabilities[2]	265,134	45,948	899	52,197	5,390	369,568

At 30 June 2013
Trading assets[1]	269,959	47,208	443	102,260	7,210	427,080
Derivative assets[2]	236,502	56,577	1,334	67,714	6,031	368,158
Trading liabilities	202,431	15,134	1,241	108,139	3,507	330,452
Derivative liabilities[2]	286,255	54,413	1,379	65,277	5,496	412,820

At 31 December 2013
Trading assets[1]	212,941	39,940	432	38,709	6,660	298,682
Derivative assets[2]	227,985	58,911	1,143	57,131	5,971	351,141
Trading liabilities	137,448	14,335	1,230	38,850	2,823	194,686
Derivative liabilities[2]	273,086	55,866	1,158	55,105	5,499	390,714

1	Trading assets, financial instruments designated at fair value and financial investments held in Europe, and by GB&M in North America, include financial assets which may be repledged or resold by counterparties.
2	Derivative assets and derivative liabilities of GB&M include derivative transactions between different regions of GB&M.

60a

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Interim Management Report (continued)

Geographical regions

Summary	61	Profit/(loss) before tax	61
		Total assets	62
		Risk-weighted assets	62
Selected items included in profit before tax by geographical region	62	Fair value movements arising from changes in own credit spreads	62
		Acquisitions, disposals and dilutions	62

Europe	63
Economic background	63
Financial overview	63
Country business highlights	64	Profit/(loss) before tax by country within global businesses	64
Review of performance	65	Profit/(loss) before tax and balance sheet data	67

Asia	70
Economic background	70
Financial overview	70
Country business highlights	71	Profit/(loss) before tax by country within global businesses	71
		Analysis of mainland China	72
Review of performance	72	Profit before tax and balance sheet data	74

Middle East and North Africa	77
Economic background	77
Financial overview	77
Country business highlights	77	Profit/(loss) before tax by country within global businesses	78
Review of performance	79	Profit/(loss) before tax and balance sheet data	80

North America	83
Economic background	83
Financial overview	83
Country business highlights	84	Profit/(loss) before tax by country within global businesses	84
Review of performance	85	Profit/(loss) before tax and balance sheet data	86

Latin America	89
Economic background	89
Financial overview	89
Country business highlights	90	Profit/(loss) before tax by country within global businesses	90
Review of performance	91	Profit/(loss) before tax and balance sheet data	92

Reconciliation of reported and cross-currency profit/(loss) before tax	94a

Reconciliation of reported and underlying items	94k

Summary

In the analysis of profit and loss by geographical region that follows, operating income and operating expenses include intra-HSBC items of US$1,439m (first half of 2013: US$1,236m; second half of 2013: US$1,392m).

From 1 January 2014, the geographical region ‘Asia’ replaced the geographical regions previously reported as ‘Hong Kong’ and ‘Rest of Asia-Pacific’. This aligns with changes made to the financial information used internally to manage the business. Comparative data have been re-presented accordingly.

Profit/(loss) before tax

	Half-year to
	30 June 2014		30 June 2013		31 December 2013
	US$m	%	US$m	%	US$m	%

Europe	2,258	18.3	2,768	19.7	(943)	(11.1)
Asia[11]	7,894	64.0	9,262	65.8	6,591	77.6
Middle East and North Africa	989	8.0	909	6.5	785	9.2
North America	825	6.7	666	4.7	555	6.5
Latin America	374	3.0	466	3.3	1,506	17.8

	12,340	100.0	14,071	100.0	8,494	100.0

For footnote, see page 96.

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Interim Management Report (continued)

Total assets51

	At 30 June 2014		At 30 June 2013		At 31 December 2013
	US$m	%	US$m	%	US$m	%

Europe	1,430,863	52.0	1,365,534	51.6	1,392,959	52.1
Asia[11]	874,334	31.8	799,842	30.2	831,791	31.1
Middle East and North Africa	61,289	2.2	63,292	2.4	60,810	2.3
North America	437,706	15.9	473,218	17.9	432,035	16.2
Latin America	125,630	4.6	123,032	4.7	113,999	4.3
Intra-HSBC items	(176,229)	(6.5)	(179,602)	(6.8)	(160,276)	(6.0)

	2,753,593	100.0	2,645,316	100.0	2,671,318	100.0

Risk-weighted assets[68]

	At 30 June 2014		At 30 June 2013		At 31 December 2013
	US$bn	%	US$bn	%	US$bn	%

Total	1,248.6		1,104.8		1,092.7

Europe	393.6	31.0	305.4	27.4	300.1	27.1
Asia[11]	481.1	37.9	413.1	37.0	430.7	38.9
Middle East and North Africa	62.7	4.9	64.2	5.8	62.5	5.7
North America	236.9	18.6	236.4	21.1	223.8	20.2
Latin America	96.8	7.6	96.7	8.7	89.5	8.1

Selected items included in profit before tax by geographical region

Fair value movements arising from changes in own credit spreads24

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	31 December 2013 US$m

Europe	(159)	3	(1,018)
Asia[11]	(5)	1	(3)
Middle East and North Africa	(6)	(1)	(3)
North America	(45)	(22)	(203)

	(215)	(19)	(1,227)

Acquisitions, disposals and dilutions[52]

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	31 December 2013 US$m

Europe	–	(23)	40
Asia[11]	(32)	1,128	(143)
Middle East and North Africa	11	16	17
North America	–	(120)	17
Latin America	16	60	1,136

	(5)	1,061	1,067

For footnotes, see page 96.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Europe

Our principal banking operations in Europe are HSBC Bank plc in the UK, HSBC France, HSBC Bank A.S. in Turkey, HSBC Bank Malta p.l.c., HSBC Private Bank (Suisse) SA and HSBC Trinkaus & Burkhardt AG. Through these operations we provide a wide range of banking, treasury and financial services to personal, commercial and corporate customers across Europe.

	Half-year to
	30 Jun 2014 US$m	30 Jun 2013 US$m	31 Dec 2013 US$m

Net interest income	5,244	5,250	5,443
Net fee income	3,188	2,969	3,063
Net trading income	982	4,339	84
Other income/(expense)	1,459	(1,084)	903

Net operating income[13]	10,873	11,474	9,493

LICs[53]	(266)	(846)	(684)

Net operating income	10,607	10,628	8,809

Total operating expenses	(8,352)	(7,862)	(9,751)

Operating profit/(loss)	2,255	2,766	(942)

Income/(expense) from associates[54]	3	2	(1)

Profit/(loss) before tax	2,258	2,768	(943)

Cost efficiency ratio	76.8%	68.5%	102.7%

RoRWA[47]	1.2%	1.8%	(0.6% )

Period-end staff numbers	69,642	69,599	68,334

Debt Capital Markets business

continues to be rated

in the top three in the UK

(Dealogic 2014)

Best Bank Mortgage Provider Award in the UK

(Moneyfacts Awards, 2014)

Sixth consecutive year

70%

decrease in

loan impairment charges

on a constant currency basis

For footnotes, see page 96.

The following commentary is on a constant currency basis and comparisons are with the first half of 2013, unless stated otherwise. Tables are on a reported basis.

Economic background

The UK recovery gained pace during the first half of 2014, with real Gross Domestic Product (‘GDP’) expanding by 0.8% in the period and unemployment falling to 6.5% in May. One measure of consumer confidence rose to a nine-year high in June, and house prices rose by 10.5% in the 12 months to May. Signs of overheating in the housing market prompted the Bank of England to announce in June a number of macro-prudential measures to prevent a build-up of debt in the household sector. Consumer spending was the main contributor to the improvement in activity. Annual consumer price index (‘CPI’) inflation fell below the central bank’s target of 2% throughout the first half of 2014. The Bank of England kept Bank Rate and its Asset Purchase Programme steady at 0.5% and £375bn, respectively.

The recovery in the eurozone stalled in the first months of the year. Real GDP in the region as a whole grew by 0.2% in the first quarter relative to the final quarter of 2013, but the recovery was increasingly uneven. The German and Spanish economies expanded but many other countries in the region saw economic activity contract. Domestic weakness and the strength of the euro contributed to a decline in inflation, which fell to 0.5% in June. The likelihood that low growth and inflation could persist for an extended period prompted the European Central Bank (‘ECB’) to cut both the refinancing and deposit rates by 0.1% in June, taking the latter into negative territory.

Financial overview

Our European operations reported a profit before tax of US$2.3bn in the first half of 2014 compared with US$2.8bn (US$3.0bn on a constant currency basis). On an underlying basis profit before tax decreased by US$0.6bn, driven by a number of significant items, primarily affecting revenue. These included a US$367m provision in the UK arising from a review of compliance with the Consumer Credit Act and adverse DVA movements of US$77m compared with favourable movements of US$306m. In addition, the first half of 2013 included a US$442m foreign exchange gain on sterling debt issued by HSBC Holdings, partly offset by a loss of US$279m following the write-off of allocated goodwill relating to our Monaco business.

Excluding these items, underlying profit before tax rose, driven primarily by a reduction in LICs, notably in CMB in the UK, partly offset by an increase in operating expenses, whilst revenue was broadly unchanged.

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Interim Management Report (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m

Half-year to 30 June 2014
UK	565	1,324	887	112	(1,192)	1,696
France[46]	(39)	123	237	(2)	(115)	204
Germany	14	38	86	17	(7)	148
Malta	17	22	15	–	–	54
Switzerland	–	2	1	14	(2)	15
Turkey	(83)	22	35	–	(2)	(28)
Other	6	20	164	35	(56)	169

	480	1,551	1,425	176	(1,374)	2,258

Half-year to 30 June 2013
UK	804	894	1,047	132	(657)	2,220
France[46]	130	135	302	–	(78)	489
Germany	15	31	45	21	(6)	106
Malta	22	29	19	–	–	70
Switzerland	–	1	1	(42)	–	(40)
Turkey	(18)	31	72	–	(1)	84
Other	3	(35)	82	(225)	14	(161)

	956	1,086	1,568	(114)	(728)	2,768

Half-year to 31 December 2013
UK	667	790	199	120	(2,836)	(1,060)
France[46]	155	120	49	21	(84)	261
Germany	15	39	138	23	(19)	196
Malta	12	22	16	–	–	50
Switzerland	–	1	1	(249)	–	(247)
Turkey	(56)	5	36	(1)	2	(14)
Other	4	25	(206)	35	13	(129)

	797	1,002	233	(51)	(2,924)	(943)

For footnote, see page 96.

Country business highlights

In the UK, CMB lending decreased compared with the first half of 2013. However, new lending and re-financing before attrition and amortisation increased by 23%. This was offset by higher levels of repayments in the existing loan book. We approved over 80% of small business loan applications. In addition, Business Banking UK launched a campaign to offer further support and lending to SME customers that trade either domestically or internationally. As part of this, £5.8bn (US$9.9bn) of lending was made available, along with a programme of activities such as ‘Fast Lane to Growth’ events for larger SMEs and workshops for micro-businesses.

We also grew our Payments and Cash Management business through a targeted deposit acquisition strategy.

In RBWM, we continued to support the housing market in the first half of 2014, approving £6.5bn (US$11.1bn) of new mortgage lending to over 56,000 customers, including £1.8bn (US$3.0bn) to over 13,000 first time buyers. Our mortgage balances remained broadly unchanged. The loan-to-value (‘LTV’) ratio on new lending remained robust at 59.7% compared with an average of 46.3% for the total mortgage portfolio. In addition, the UK mobile banking app has had nearly one million log-ons each week since its launch last year, offering a range of new functions such as a Cash ISA application and ‘Paym’.

In GB&M, our Capital Financing business was successful with a number of transactions. Through collaboration with CMB, GB&M acted as joint bookrunner on a rights issue for a UK client, our largest ever bookrunning mandate for a UK CMB customer, demonstrating our ability to utilise connections between global businesses.

We strengthened our support of the renminbi (‘RMB’) internationalisation and in January became the first custodian bank servicing London-based RMB qualified foreign institutional investors following regulatory approval to the opening of mainland China’s securities market to overseas investors.

In France, CMB signed innovative partnership agreements with Bpifrance and UBIFRANCE, designed to make it easier for clients who aspire to trade internationally to expand. Following the success of the SME Fund last year, CMB allocated

HSBC HOLDINGS PLC

Interim Management Report (continued)

another €1.5bn (US$2.0bn) to support customers seeking international growth, approving €0.9bn (US$1.2bn) of lending in the first half of 2014. In RBWM, we continued to focus on growing the home loans proposition by generating high quality new business and long-term relationships with affluent clients, increasing average balances by US$3.3bn.

We continued our growth initiative in Germany with the aim of positioning the corporate banking business as the ‘Leading International Bank’ by extending our product offerings to internationally operating middle market enterprises (Mittelstand) and international corporations.

In Turkey, RBWM launched a new transactional offering campaign ‘Big Step’, attracting over 59,000 customers in the first half of the year. CMB set up a strategic partnership with the Exporters’ Association for customers seeking to trade internationally and embarked upon a programme of structural optimisation of the branch network to drive efficiencies. In addition across CMB Europe, our Trade business embarked on a series of initiatives to enable customers to fulfil their international trade ambitions, which included the roll out of trade academies and the launch of ‘Trade Radar’ communications in local languages. In Switzerland, we continued to reposition the GPB business and focused on growth through the high net worth client segment.

Review of performance

The following commentary is on a constant currency basis and comparisons are with the first half of 2013, unless stated otherwise.

Net interest income decreased by US$0.3bn, primarily due to a provision in the UK arising from a review of compliance with the Consumer Credit Act. Excluding this, net interest income was broadly unchanged as an increase in the UK was offset by a decrease in Turkey.

In the UK, excluding the provision noted above, net interest income increased in GB&M, CMB and RBWM. In GB&M, there was an increase in Capital Financing from growth in volumes, notwithstanding continuing spread compression, and in Balance Sheet Management from rising average balances in liquid asset portfolios. In CMB, net interest income rose due to higher spreads in term lending and deposit volume growth in Payments and Cash Management, although term lending volumes fell, while in RBWM the increase was from growth in deposit volumes and widening deposit spreads, despite narrower lending spreads.

These factors were broadly offset by a decrease in net interest income in Turkey due to interest rate caps on cards and overdrafts imposed by the local regulator.

Net fee income increased marginally, as increases in the UK and Turkey were partly offset by decreases in Switzerland.

In the UK, net fee income in GB&M increased, primarily due to a reduction in fees paid to other regions due to lower activity in Markets. In Capital Financing, the effects of market share and volume gains were broadly offset by fee compression. We also recorded a rise in fees in CMB due to increased volumes of new business lending in the large corporate and mid-market segments. By contrast, there was a decrease in RBWM as a result of higher fees payable under partnership agreements, along with lower investment and overdraft fees.

In Turkey, net fee income rose from growth in card fees. However, in Switzerland in GPB, net fee income decreased, reflecting a reduction in client assets as we continued to reposition the business.

Net trading income decreased by US$3.6bn to US$1.0bn. This included the effects of a number of significant items including:

•	adverse movements on non-qualifying hedges of US$144m compared with favourable movements of US$98m in the first half of 2013;

•	adverse movements on a DVA of US$77m, compared with favourable movements of US$306m; and

•	a foreign exchange gain on sterling debt issued by HSBC Holdings of US$442m in the first half of 2013, which did not recur.

Excluding these items, trading income decreased, primarily in the UK, driven by adverse foreign exchange movements on assets held as economic hedges of foreign currency debt designated at fair value compared with favourable movements in the first half of 2013, with the offset reported in ‘Net income from financial instruments designated at fair value’.

In addition, net trading income in Markets declined, primarily in Foreign Exchange and, to a lesser extent, in Rates, reflecting lower market volatility and reduced client flows. These were partially offset by an increase in Equities, notwithstanding revaluation gains reported in the first half of 2013, as we successfully positioned the business to capture increased client activity.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Net income from financial instruments designated at fair value was US$1.0bn compared with net expense of US$1.0bn. In the UK, in the first half of 2014 we reported adverse movements on the fair value of our own debt, compared with minimal movements in the first half of 2013.

Excluding this, net income rose, driven by favourable foreign exchange movements on foreign currency debt compared with adverse movements last year.

In addition, there were favourable fair value movements from interest and exchange rate ineffectiveness in the hedging of long-term debt issued principally by HSBC Holdings in 2014, compared with adverse movements in 2013.

Other operating income increased by US$584m, primarily driven by a number of significant items in the first half of 2013:

•	a loss following the write-off of allocated goodwill relating to our Monaco business; and

•	a loss on the disposal of an HFC Bank secured loan portfolio in the UK.

Excluding these items, other operating income rose as we reported gains from legacy credit in the UK in GB&M reflecting price appreciation across certain asset classes in the ABS market.

LICs decreased by 70% to US$0.3bn, as decreases in the UK and Spain were partially offset by increases in Turkey and France. In the UK, individually and collectively assessed loan impairment charges in CMB fell, reflecting the enhanced quality of the portfolio and improved economic environment. GB&M recorded higher net releases of credit risk provisions on available-for-sale ABSs, mainly reflecting price appreciation on the legacy portfolio. Loan impairment charges in RBWM also decreased as a result of the improved economic environment and customer behaviour. In Spain, loan impairment charges decreased, as economic conditions improved.

These factors were partially offset by increases in Turkey in RBWM, driven by the growth in the portfolio and the increase in card delinquency rates, and in France in GB&M, from an increase in individually assessed provisions relating to a small number of customers.

Operating expenses were broadly unchanged and included several significant items recorded in the first half of 2013 including:

•	Madoff-related litigation charges in GB&M in Ireland (US$298m); and

•	a provision in respect of regulatory investigations in GPB in Switzerland (US$119m); partly offset by

•	the non-recurrence of the benefit of an accounting gain relating to changes in delivering ill-health benefits to certain employees in the UK (US$430m).

In addition, operating expenses in the first half of 2014 included:

•	a reduction of US$178m in charges in the UK relating to customer redress programmes (see page 243 for further details);

•	lower restructuring costs of US$50m; and

•	adjustments relating to the prior year UK bank levy charges (2014: US$45m credit; 2013 US$9m charge).

Excluding these items, operating expenses increased as a result of the timing of the recognition of the FSCS levy and increased Risk and Compliance expenses in line with the implementation of Global Standards, despite sustainable costs savings of over US$260m.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Europe

	Half-year to 30 June 2014
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[65] US$m	Total US$m

Profit/(loss) before tax

Net interest income/(expense)	2,567	1,806	1,020	334	(352)	(131)	5,244

Net fee income	1,225	978	653	326	6	–	3,188

Trading income/(expense) excluding net interest income	(134)	20	683	72	(123)	–	518
Net interest income/(expense) on trading activities	7	1	328	(2)	–	130	464

Net trading income/(expense)[59]	(127)	21	1,011	70	(123)	130	982

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	545	–	545
Net income/(expense) from other financial instruments designated at fair value	403	47	740	1	(720)	–	471
Net income/(expense) from financial instruments designated at fair value	403	47	740	1	(175)	–	1,016
Gains less losses from financial investments	8	5	304	11	8	–	336
Dividend income	4	7	15	1	1	–	28
Net earned insurance premiums	1,429	125	–	19	1	–	1,574
Other operating income/(expense)	(51)	(7)	165	(15)	500	(70)	522

Total operating income/(expense)	5,458	2,982	3,908	747	(134)	(71)	12,890

Net insurance claims[66]	(1,840)	(151)	–	(26)	–	–	(2,017)

Net operating income/(expense)[13]	3,618	2,831	3,908	721	(134)	(71)	10,873

Loan impairment (charges)/recoveries and other credit risk provisions	(131)	(128)	(4)	(4)	1	–	(266)

Net operating income/(expense)	3,487	2,703	3,904	717	(133)	(71)	10,607

Operating expenses	(3,010)	(1,153)	(2,479)	(541)	(1,240)	71	(8,352)

Operating profit/(loss)	477	1,550	1,425	176	(1,373)	–	2,255

Share of profit/(loss) in associates and joint ventures	3	1	–	–	(1)	–	3

Profit/(loss) before tax	480	1,551	1,425	176	(1,374)	–	2,258

	%	%	%	%	%		%

Share of HSBC’s profit before tax	3.9	12.6	11.5	1.4	(11.1)		18.3
Cost efficiency ratio	83.2	40.7	63.4	75.0	(925.4)		76.8

Balance sheet data[51]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[3]	180,967	108,218	162,661	26,768	1,056		479,670
Total assets	241,878	123,632	1,080,070	76,006	75,403	(166,126)	1,430,863
Customer accounts[3]	217,080	140,043	212,557	44,176	920		614,776

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Europe (continued)

	Half-year to 30 June 2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[65] US$m	Total US$m

Profit/(loss) before tax

Net interest income/(expense)	2,751	1,638	799	357	(310)	15	5,250

Net fee income/(expense)	1,246	844	489	397	(7)	–	2,969

Trading income excluding net interest income	102	26	2,958	108	538	–	3,732
Net interest income on trading activities	3	7	594	4	14	(15)	607

Net trading income[59]	105	33	3,552	112	552	(15)	4,339

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(1,347)	–	(1,347)
Net income/(expense) from other financial instruments designated at fair value	296	103	(965)	–	964	–	398
Net income/(expense) from financial instruments designated at fair value	296	103	(965)	–	(383)	–	(949)
Gains less losses from financial investments	43	(7)	332	3	2	–	373
Dividend income	2	1	32	4	1	–	40
Net earned insurance premiums	1,519	222	–	6	(1)	–	1,746
Other operating income/(expense)	(149)	(21)	(11)	(274)	343	62	(50)

Total operating income	5,813	2,813	4,228	605	197	62	13,718

Net insurance claims[66]	(1,958)	(281)	–	(5)	–	–	(2,244)

Net operating income[13]	3,855	2,532	4,228	600	197	62	11,474

Loan impairment charges and other credit risk provisions	(169)	(498)	(166)	(13)	–	–	(846)

Net operating income	3,686	2,034	4,062	587	197	62	10,628

Operating expenses	(2,731)	(950)	(2,493)	(700)	(926)	(62)	(7,862)

Operating profit/(loss)	955	1,084	1,569	(113)	(729)	–	2,766

Share of profit/(loss) in associates and joint ventures	1	2	(1)	(1)	1	–	2

Profit/(loss) before tax	956	1,086	1,568	(114)	(728)	–	2,768

	%	%	%	%	%		%

Share of HSBC’s profit before tax	6.8	7.7	11.1	(0.8)	(5.2)		19.7
Cost efficiency ratio	70.8	37.5	59.0	116.7	470.1		68.5

Balance sheet data[51]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[3]	157,613	97,814	129,954	23,095	795		409,271
Total assets	220,259	115,819	1,091,624	74,917	70,010	(207,095)	1,365,534
Customer accounts[3]	187,725	121,334	165,147	45,888	890		520,984

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Interim Management Report (continued)

	Half-year to 31 December 2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[65] US$m	Total US$m

Profit/(loss) before tax

Net interest income/(expense)	2,849	1,715	975	365	(384)	(77)	5,443

Net fee income	1,299	945	468	347	4	–	3,063

Trading income/(expense) excluding net interest income	104	4	(777)	84	160	–	(425)
Net interest income/(expense) on trading activities	(1)	(2)	419	–	16	77	509

Net trading income/(expense)[59]	103	2	(358)	84	176	77	84

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	411	–	411
Net income/(expense) from other financial instruments designated at fair value	763	168	1,556	4	(1,534)	(1)	956
Net income/(expense) from financial instruments designated at fair value	763	168	1,556	4	(1,123)	(1)	1,367
Gains less losses from financial investments	9	7	12	(20)	(2)	–	6
Dividend income	2	1	33	–	(1)	–	35
Net earned insurance premiums	1,263	139	(1)	10	1	–	1,412
Other operating income	46	30	121	21	423	(62)	579

Total operating income/(expense)	6,334	3,007	2,806	811	(906)	(63)	11,989

Net insurance claims[66]	(2,178)	(286)	–	(32)	–	–	(2,496)

Net operating income/(expense)[13]	4,156	2,721	2,806	779	(906)	(63)	9,493

Loan impairment charges and other credit risk provisions	(160)	(437)	(76)	(11)	–	–	(684)

Net operating income/(expense)	3,996	2,284	2,730	768	(906)	(63)	8,809

Operating expenses	(3,203)	(1,281)	(2,494)	(819)	(2,017)	63	(9,751)

Operating profit/(loss)	793	1,003	236	(51)	(2,923)	–	(942)

Share of profit/(loss) in associates and joint ventures	4	(1)	(3)	–	(1)	–	(1)

Profit/(loss) before tax	797	1,002	233	(51)	(2,924)	–	(943)

	%	%	%	%	%		%

Share of HSBC’s profit before tax	9.4	11.8	2.7	(0.6)	(34.4)		(11.1)
Cost efficiency ratio	77.1	47.1	88.9	105.1	(222.6)		102.7

Balance sheet data[51]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[3]	177,357	105,498	145,136	27,289	830		456,110
Total assets	238,499	124,242	1,054,506	75,718	72,174	(172,180)	1,392,959
Customer accounts[3]	205,288	134,120	191,715	49,789	1,021		581,933

For footnotes, see page 96.

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Interim Management Report (continued)

Asia11

HSBC’s principal banking subsidiaries in Hong Kong are The Hongkong and Shanghai Banking Corporation Limited and Hang Seng Bank Limited. The former is the largest bank incorporated in Hong Kong and is our flagship bank in Asia. We offer a full range of banking and financial services in mainland China, mainly through our local subsidiary, HSBC Bank (China) Company Limited. We also participate indirectly in mainland China through our associate, Bank of Communications.

Outside mainland China and Hong Kong, we conduct business in 18 countries and territories, with particularly strong coverage in Australia, India, Indonesia, Malaysia and Singapore.

	Half-year to
	30 Jun 2014 US$m	30 Jun 2013 US$m	31 Dec 2013 US$m

Net interest income	6,090	5,519	5,913
Net fee income	2,966	3,090	2,846
Net trading income	1,329	918	1,108
Other income	1,722	3,764	1,274

Net operating income[13]	12,107	13,291	11,141

LICs[53]	(216)	(198)	(300)

Net operating income	11,891	13,093	10,841

Total operating expenses	(5,009)	(4,812)	(5,124)

Operating profit	6,882	8,281	5,717

Income from associates[54]	1,012	981	874

Profit before tax	7,894	9,262	6,591

Cost efficiency ratio	41.4%	36.2%	46.0%

RoRWA[47]	3.4%	4.6%	3.1%

Period-end staff numbers	115,111	113,631	113,701

64%

increase in underlying profit before tax

in our mainland China operations

excluding associates

11%

growth in customer lending

on a constant currency basis

Best Bank in Asia

(Euromoney Awards for Excellence 2014)

For footnotes, see page 96.

The following commentary is on a constant currency basis and comparisons are with the first half of 2013, unless stated otherwise. Tables are on a reported basis.

Economic background

Hong Kong’s annual rate of real GDP growth slowed to 2.5% in the first quarter of 2014 from 2.9% at the end of 2013. The slowdown was broadly based, although there was a particularly sharp fall in the exports of goods. Private consumption held up relatively better, benefiting from a strong labour market as the headline rate of unemployment fell to the lowest level seen since the 1990s. In mainland China, economic activity slowed at the start of 2014. Real GDP grew by 7.4% in the first quarter of 2014 compared with a year ago, down from 7.7% in the fourth quarter of 2013 and slightly lower than the government’s official target of 7.5% for 2014 as a whole. In response, the government announced a number of stimulus measures in early 2014 and the annual rate of GDP growth rose to 7.5% in the second quarter. Inflationary pressures remained subdued, with CPI inflation falling from 2.9% at the end of 2013 to 2.3% in June 2014. Producer prices continued their fall of the past two years.

Economic growth in Japan picked up sharply in the first quarter, thanks to a rise in spending in the run up to the 1 April 2014 increase in consumption tax, with strong consumer spending and robust business investment. Excluding the volatile fresh foods component and VAT increase, CPI inflation was 1.4% in June, in line with the Bank of Japan’s forecasts. The central bank continued its purchases of 6-8 trillion yen a month as part of its monetary easing programme.

The region saw considerable political change in the first half of 2014. In India, the BJP-led NDA opposition won a decisive victory in the national elections, leading to hopes that the strong mandate will revive growth through structural reforms. In Indonesia, growth slowed in the first quarter of 2014 as previous rate rises restrained economic activity. Elsewhere, growth remained robust and central banks were increasingly concerned about rising inflationary pressure, while the central banks in Malaysia and Singapore indicated they may need to tighten monetary policy further.

Financial overview

Our operations in Asia reported a pre-tax profit of US$7.9bn compared with US$9.3bn, a decrease of 15% or 14% on a constant currency basis. This was driven by the non-recurrence of the accounting gain of US$1.1bn on the reclassification of Industrial Bank and the gain on disposal of our investment in Bao Viet Holdings of US$104m.

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Interim Management Report (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m

Half-year to 30 June 2014
Hong Kong	1,928	1,125	977	99	419	4,548
Australia	49	62	92	–	(5)	198
India	6	59	243	5	67	380
Indonesia	2	43	62	–	6	113
Mainland China	140	797	515	(2)	94	1,544
Malaysia	90	54	90	–	12	246
Singapore	71	75	127	30	(7)	296
Taiwan	18	19	101	–	2	140
Other	35	138	208	1	47	429

	2,339	2,372	2,415	133	635	7,894

Half-year to 30 June 2013
Hong Kong	1,867	1,083	1,078	137	40	4,205
Australia	51	45	108	–	29	233
India	(1)	74	255	4	82	414
Indonesia	18	46	63	–	14	141
Mainland China	106	763	423	(2)	1,645	2,935
Malaysia	78	60	149	–	(13)	274
Singapore	78	60	147	39	37	361
Taiwan	(5)	19	83	–	3	100
Other	106	160	300	(1)	34	599

	2,298	2,310	2,606	177	1,871	9,262

Half-year to 31 December 2013
Hong Kong	1,875	1,027	893	71	18	3,884
Australia	49	86	81	–	(3)	213
India	(20)	39	163	3	54	239
Indonesia	(6)	60	63	–	22	139
Mainland China	117	773	419	(2)	(1)	1,306
Malaysia	70	45	87	–	38	240
Singapore	69	60	115	35	(15)	264
Taiwan	12	11	75	–	2	100
Other	(45)	47	173	–	31	206

	2,121	2,148	2,069	107	146	6,591

On an underlying basis, which excludes the gains noted above, profit before tax in the first half of 2014 was marginally lower. It included a gain of US$428m in Hong Kong on the sale of our investment in Bank of Shanghai and an adverse DVA of US$53m, which compared with a net gain of US$553m on the completion of the sale of our investment in Ping An and a favourable DVA of US$112m in the first half of 2013. Excluding these items, profit before tax increased, as higher net interest income in Hong Kong and mainland China was partly offset by higher operating expenses.

Country business highlights

We continued to focus on our strategic priorities for Asia, using our international network to connect customers across borders. We progressed with the closure of non-core operations, completed the sale of our investment in Bank of Shanghai and implemented the Retail Banking Incentive

Framework that removes the formulaic link between product sales and remuneration.

In Hong Kong, we grew our average mortgage balances in RBWM by 2%, though activity levels in the property market were subdued, with average LTV ratios of 47% on new mortgage drawdowns and an estimated 32% on the portfolio as a whole. We saw continued adoption of our mobile banking applications, extended the contact-less payments system to Android phones and were awarded ‘International Retail Bank of the Year’ by Asian Banking and Finance and ‘Best Regional Retail Bank’ by The Asian Banker.

The collaboration between CMB and GB&M continued to benefit our clients, raising significant finance in Asia from debt capital markets. Our ongoing collaboration efforts were a key factor in being named as the ‘Best Bank in Asia’ by The Euromoney Awards for Excellence 2014. In addition,

HSBC HOLDINGS PLC

Interim Management Report (continued)

Analysis of mainland China

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m

Half-year to 30 June 2014
Associates	127	704	147	–	–	978
Other mainland China	13	93	368	(2)	94	566

	140	797	515	(2)	94	1,544

Half-year to 30 June 2013
Industrial Bank	–	–	–	–	1,089	1,089
Ping An	–	–	–	–	553	553
Other associates	124	681	142	–	–	947
Other mainland China	(18)	82	281	(2)	3	346

	106	763	423	(2)	1,645	2,935

Half-year to 31 December 2013
Associates	123	679	142	–	(38)	906
Other mainland China	(6)	94	277	(2)	37	400

	117	773	419	(2)	(1)	1,306

we were awarded ‘Best Trade Finance Bank in Hong Kong’ by both The Asian Banker and The Corporate Treasurer.

In GB&M, we maintained our market leadership in Hong Kong dollar bond issuance and also led the market in Asia ex-Japan G3 currency bonds and Asian local currency bonds, demonstrating the strength of our network and capabilities. We were involved in three of the five largest equity capital markets transactions in Hong Kong during the period.

We continued to lead the market in offshore renminbi (‘RMB’) bond issuance in Hong Kong and were one of the first foreign banks to announce RMB cross-border pooling capability in the Shanghai Free Trade Zone. We completed Japan’s first RMB-denominated import transaction, were the first foreign custodian bank in mainland China to service a Singaporean renminbi qualified foreign institutional investor and won ‘Best Overall Offshore RMB Products and Services’ in the AsiaMoney Offshore RMB Poll 2014.

In mainland China, we continued to expand our branch network with 167 HSBC outlets, 24 HSBC rural bank outlets and 50 Hang Seng Bank outlets at the end of June. We streamlined the mortgage application process in mainland China and were awarded ‘Best Foreign Retail Bank’ by The Asian Banker for the sixth consecutive year. In Payments and Cash Management, we launched the Global Payments System which supports all cross-border payments in and out of mainland China in all currencies, including RMB. In M&A, we were adviser to a number of state owned enterprises on significant overseas investments and acquisitions.

In India, we were adviser on two of the largest mergers and acquisitions transactions in the first half of 2014, assisting UK corporations investing in India, and in Wealth Management we launched Managed Solutions, a multi-asset fund series.

In Australia, we were a mandated lead arranger for the largest mining project financing deal and we were awarded ‘Best Project Finance House in Asia’ by The Asset AAA Award 2013.

Review of performance

The following commentary is on a constant currency basis and comparisons are with the first half of 2013, unless stated otherwise.

Net interest income rose by US$675m, primarily in Hong Kong and mainland China from growth in Balance Sheet Management income, increased term lending and growth in customer deposits.

The rise in Balance Sheet Management income reflected portfolio growth and higher reinvestment rates. Average term lending balances increased in Asia, driven by strong loan growth to GB&M clients in Hong Kong and mainland China, and in CMB from property-related, commercial and industrial lending. The benefit of this growth was partly offset by lending spread compression compared with the first half of 2013, although spreads in CMB were broadly unchanged from the end of 2013.

Deposit balances increased in Payments and Cash Management in GB&M and CMB, notably in Hong Kong, as well as in Taiwan, mainland China and Singapore. Deposit balances in RBWM also increased, mainly in Hong Kong, in part from new Premier customers, while net interest income growth

HSBC HOLDINGS PLC

Interim Management Report (continued)

in mainland China reflected a widening of deposit spreads as market interest rates rose in the first half of 2014.

Additionally, in RBWM, higher net interest income reflected growth in the debt securities portfolio of our insurance operation in Hong Kong, reflecting a rise in premium income, while increased mortgage lending across the region was offset by asset spread compression.

Net fee income decreased by US$74m, mainly in GB&M, due to a reduction in fees received from other regions reflecting lower activity in Markets. In addition, fees from debt under-writing and corporate finance activity decreased due to reduced issuance volumes and the non-recurrence of significant transaction fees in the first half of 2013. These factors were partly offset by higher equity underwriting fees in Hong Kong.

Net trading income was US$454m higher due to the non-recurrence of adverse fair value movements on the Ping An contingent forward sale contract of US$682m, partly offset by an adverse DVA compared with a favourable DVA in the first half of 2013. Excluding these items, net trading income fell, mainly on structured deposits in mainland China from both revaluation losses as yield curves fell and increased interest expense from volume growth where the related income is included in ‘Net interest income’.

Net income from financial instruments designated at fair value was US$386m compared with a net loss of US$260m a year earlier, primarily due to higher investment returns on assets held by the insurance business in Hong Kong reflecting improved equity market performance. To the extent that these investment returns were attributed to policyholders holding unit-linked insurance policies and insurance contracts with DPF, there was a corresponding movement in Net insurance claims incurred and movement in liabilities to policyholders.

Gains less losses from financial investments were US$440m compared with US$1.2bn, primarily reflecting the gain on disposal of our investment in Bank of Shanghai of US$428m in the first half of 2014, and the gain on the sale of our investment in Ping An of US$1.2bn in the first half of 2013.

Net earned insurance premiums grew by 7%, mainly in Hong Kong, due to increased new business from deferred annuity, universal life and endowment contracts, coupled with higher renewals. This was partly offset by lower new business from unit-linked contracts. The growth in premiums resulted in a corresponding increase in Net insurance claims incurred and movement in liabilities to policyholders.

Other operating income decreased by US$1.2bn, as the comparable period in 2013 included an accounting gain of US$1.1bn on the reclassification of Industrial Bank as a financial investment and a gain on the disposal of our investment in Bao Viet Holdings of US$104m. Excluding these items, other operating income was lower by US$47m, mainly reflecting lower revaluation and disposal gains on investment properties, and a loss on the reclassification of our banking associate in Vietnam of US$32m, partly offset by an increase in PVIF assets due to favourable market conditions and a rise in the value of new business.

LICs increased by US$30m, primarily in CMB in Hong Kong due to a rise in individually assessed impairment charges and the non-recurrence of collective impairment releases. This was partly offset by lower collective impairment charges in RBWM in Malaysia reflecting reduced delinquencies, and the non-recurrence of individually assessed impairments on a few corporate exposures in Australia.

Operating expenses rose by US$299m, reflecting investment in the region, notably in risk and compliance initiatives such as Global Standards. Staff costs rose from inflationary pressures and additional headcount, in Hong Kong to support business growth, and in mainland China and India from increased usage of our Global Service Centres. Higher costs also reflected a litigation provision release in the first half of 2013, higher property costs in Hong Kong from rent inflation and refurbishments, and ongoing branch expansion in mainland China. These factors were partly offset by the non-recurrence of a US$72m write down of Hana HSBC Life Insurance in the first half of 2013. In addition, we achieved over US$100m of sustainable cost savings in the period.

Share of profit from associates and joint ventures rose, primarily from BoCom, reflecting higher fees and trade revenues, along with increased net interest income from balance sheet growth, partly offset by higher operating expenses and increased LICs.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit before tax and balance sheet data – Asia

	Half-year to 30 June 2014
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[65] US$m	Total US$m

Profit before tax

Net interest income/(expense)	2,466	1,639	1,844	86	(11)	66	6,090

Net fee income	1,368	785	679	129	5	–	2,966

Trading income excluding net interest income	107	211	664	79	16	–	1,077
Net interest income/(expense) on trading activities	(9)	(5)	327	–	5	(66)	252

Net trading income[59]	98	206	991	79	21	(66)	1,329

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(4)	–	(4)
Net income/(expense) from other financial instruments designated at fair value	402	(17)	3	–	2	–	390
Net income/(expense) from financial instruments designated at fair value	402	(17)	3	–	(2)	–	386
Gains less losses from financial investments	–	4	6	–	430	–	440
Dividend income	–	–	–	1	20	–	21
Net earned insurance premiums	3,474	361	–	–	–	–	3,835
Other operating income	341	51	62	6	1,290	(562)	1,188

Total operating income	8,149	3,029	3,585	301	1,753	(562)	16,255

Net insurance claims[66]	(3,796)	(352)	–	–	–	–	(4,148)

Net operating income[13]	4,353	2,677	3,585	301	1,753	(562)	12,107

Loan impairment (charges)/ recoveries and other credit risk provisions	(153)	(67)	4	–	–	–	(216)

Net operating income	4,200	2,610	3,589	301	1,753	(562)	11,891

Operating expenses	(2,018)	(942)	(1,323)	(168)	(1,120)	562	(5,009)

Operating profit	2,182	1,668	2,266	133	633	–	6,882

Share of profit in associates and joint ventures	157	704	149	–	2	–	1,012

Profit before tax	2,339	2,372	2,415	133	635	–	7,894

	%	%	%	%	%		%

Share of HSBC’s profit before tax	19.0	19.2	19.6	1.1	5.1		64.0
Cost efficiency ratio	46.4	35.2	36.9	55.8	63.9		41.4

Balance sheet data[51]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[3]	115,541	131,920	100,942	12,417	1,567		362,387
Total assets	165,254	157,401	549,935	14,521	76,008	(88,785)	874,334
Customer accounts[3]	283,734	149,148	106,935	30,139	265		570,221

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 30 June 2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[65] US$m	Total US$m

Profit before tax

Net interest income/(expense)	2,424	1,503	1,584	109	(111)	10	5,519

Net fee income	1,417	780	767	124	2	–	3,090

Trading income/(expense) excluding net interest income	101	192	929	105	(720)	–	607
Net interest income/(expense) on trading activities	(11)	(4)	327	–	9	(10)	311

Net trading income/(expense)[59]	90	188	1,256	105	(711)	(10)	918

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	1	–	1
Net income/(expense) from other financial instruments designated at fair value	(245)	(12)	3	–	(7)	–	(261)
Net income/(expense) from financial instruments designated at fair value	(245)	(12)	3	–	(6)	–	(260)
Gains less losses from financial investments	1	–	21	1	1,204	–	1,227
Dividend income	–	–	3	–	14	–	17
Net earned insurance premiums	3,235	347	–	–	1	–	3,583
Other operating income	391	27	75	5	2,543	(588)	2,453

Total operating income	7,313	2,833	3,709	344	2,936	(588)	16,547

Net insurance claims[66]	(2,938)	(318)	–	–	–	–	(3,256)

Net operating income[13]	4,375	2,515	3,709	344	2,936	(588)	13,291

Loan impairment (charges)/recoveries and other credit risk provisions	(176)	(22)	1	(1)	–	–	(198)

Net operating income	4,199	2,493	3,710	343	2,936	(588)	13,093

Operating expenses	(2,055)	(865)	(1,249)	(166)	(1,065)	588	(4,812)

Operating profit	2,144	1,628	2,461	177	1,871	–	8,281

Share of profit in associates and joint ventures	154	682	145	–	–	–	981

Profit before tax	2,298	2,310	2,606	177	1,871	–	9,262

	%	%	%	%	%		%

Share of HSBC’s profit before tax	16.3	16.4	18.5	1.3	13.3		65.8
Cost efficiency ratio	47.0	34.4	33.7	48.3	36.3		36.2

Balance sheet data[51]

	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)[3]	109,290	119,621	85,816	10,389	1,567		326,683
Total assets	154,394	142,794	455,744	31,706	87,076	(71,872)	799,842
Customer accounts[3]	262,368	129,728	93,978	30,222	320		516,616

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit before tax and balance sheet data – Asia (continued)

	Half-year to 31 December 2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[65] US$m	Total US$m

Profit before tax

Net interest income/(expense)	2,471	1,600	1,661	96	(13)	98	5,913

Net fee income/(expense)	1,341	738	652	125	(10)	–	2,846

Trading income/(expense) excluding net interest income	137	185	554	70	(19)	–	927
Net interest income/(expense) on trading activities	(5)	(2)	281	–	5	(98)	181

Net trading income/(expense)[59]	132	183	835	70	(14)	(98)	1,108

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(2)	–	(2)
Net income from other financial instruments designated at fair value	560	12	4	–	–	–	576
Net income/(expense) from financial instruments designated at fair value	560	12	4	–	(2)	–	574
Gains less losses on financial investments	(2)	–	37	13	–	–	48
Dividend income	–	1	3	–	131	–	135
Net earned insurance premiums	3,028	307	1	–	(1)	–	3,335
Other operating income	373	70	88	7	1,328	(644)	1,222

Total operating income	7,903	2,911	3,281	311	1,419	(644)	15,181

Net insurance claims[66]	(3,671)	(369)	–	–	–	–	(4,040)

Net operating income[13]	4,232	2,542	3,281	311	1,419	(644)	11,141

Loan impairment charges and other credit risk provisions	(171)	(122)	(4)	(3)	–	–	(300)

Net operating income	4,061	2,420	3,277	308	1,419	(644)	10,841

Operating expenses	(2,083)	(921)	(1,311)	(201)	(1,252)	644	(5,124)

Operating profit	1,978	1,499	1,966	107	167	–	5,717

Share of profit/(loss) in associates and joint ventures	143	649	103	–	(21)	–	874

Profit before tax	2,121	2,148	2,069	107	146	–	6,591

	%	%	%	%	%		%

Share of HSBC’s profit before tax	25.0	25.3	24.3	1.3	1.7		77.6
Cost efficiency ratio	49.2	36.2	40.0	64.6	88.2		46.0

Balance sheet data[51]

	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)[3]	111,769	122,882	89,722	10,904	1,620		336,897
Total assets	158,456	146,898	515,023	12,994	82,453	(84,033)	831,791
Customer accounts[3]	278,392	141,958	96,546	31,250	337		548,483

For footnotes, see page 96.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Middle East and North Africa

The network of branches of HSBC Bank Middle East Limited, together with HSBC’s subsidiaries and associates, gives us the widest coverage in the region. Our associate in Saudi Arabia, The Saudi British Bank (40% owned), is the kingdom’s sixth largest bank by total assets.

	Half-year to
	30 Jun 2014 US$m	30 Jun 2013 US$m	31 Dec 2013 US$m

Net interest income	736	746	740
Net fee income	335	311	311
Net trading income	193	203	154
Other income/(expense)	30	(7)	45

Net operating income[13]	1,294	1,253	1,250

LICs[53]	50	47	(5)

Net operating income	1,344	1,300	1,245

Total operating expenses	(614)	(616)	(673)

Operating profit	730	684	572

Income from associates[54]	259	225	213

Profit before tax	989	909	785

Cost efficiency ratio	47.4%	49.2%	53.8%

RoRWA[47]	3.2%	2.9%	2.4%

Period-end staff numbers	8,530	8,667	8,618

Strong GB&M performance driven

by robust risk management

Completed disposal of our operations in Jordan and

announced the sale of our operations in Pakistan in

line with the Group’s six filters investment criteria

Best Wealth Management in the Middle East (The Asian Banker)	Best Project Finance Advisor in the Middle East (EMEA Finance Project Finance Awards 2013)

For footnotes, see page 96.

The following commentary is on a constant currency basis and comparisons are with the first half of 2013, unless stated otherwise. Tables are on a reported basis.

Economic background

Economic performance remained uneven in the Middle East and North Africa during the first half of 2014. In the Gulf Cooperation Council, the region’s commodity exporters experienced strong growth supported by oil prices that remained comfortably over US$100 per barrel. The high level of receipts boosted sentiment and allowed governments to maintain their expansionary fiscal stance. Low interest rates, a reflection of the US dollar-pegged currency regimes, also supported the pace of growth. Qatar continued to be the fastest growing of the region’s oil exporting states, and Saudi Arabia remained the largest, but the UAE showed the most improvement in momentum led by Dubai’s export-orientated service sector and a recovery in its real estate market. Despite strong demand and loose fiscal policy, CPI inflation remained subdued across the region.

The economic environment for the region’s non-commodity exporters remained much more challenging, however, particularly for those states where political uncertainty was high. In Egypt, financial support from overseas allies eased pressure on public finances and on the country’s external accounts, allowing government foreign currency reserves to stabilise. However, the public budget continued to generate a deficit equivalent to more than 10% of GDP, and foreign currency was controlled. Growth also remained weak, held back by low levels of investment, consumption and exports. Inflation, though easing, remained high.

Financial overview

Our operations in the Middle East and North Africa reported a profit before tax of US$1.0bn, an increase of 9% on both reported and constant currency bases.

On an underlying basis, profit before tax increased by US$93m, mainly due to higher revenue and increased income from our associate, The Saudi British Bank.

Country business highlights

In the UAE, we made good progress in executing the strategic plan we announced in 2013. In RBWM, we continued to focus on the Wealth Management business through investment in innovative platforms, tablet solutions and an expanded range of products and were awarded ‘Best Wealth Management in the Middle East’ by The Asian Banker. We launched an enhanced personal banking proposition, including

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m

Half-year to 30 June 2014
Egypt	33	46	71	–	(1)	149
Qatar	9	22	35	–	–	66
United Arab Emirates	82	133	203	–	(35)	383
Other	3	61	69	–	–	133

MENA (excluding Saudi Arabia)	127	262	378	–	(36)	731
Saudi Arabia	55	94	99	9	1	258

	182	356	477	9	(35)	989

Half-year to 30 June 2013
Egypt	27	34	72	–	(16)	117
Qatar	7	20	33	–	–	60
United Arab Emirates	97	146	119	1	(26)	337
Other	6	74	89	–	1	170

MENA (excluding Saudi Arabia)	137	274	313	1	(41)	684
Saudi Arabia	43	77	98	6	1	225

	180	351	411	7	(40)	909

Half-year to 31 December 2013
Egypt	4	3	94	–	(13)	88
Qatar	3	17	29	–	–	49
United Arab Emirates	45	144	156	–	(46)	299
Other	(13)	61	89	–	(1)	136

MENA (excluding Saudi Arabia)	39	225	368	–	(60)	572
Saudi Arabia	39	69	90	9	6	213

	78	294	458	9	(54)	785

additional competitive features on personal loans, which was extended to Egypt and Qatar.

In CMB, key appointments were made in line with the global strategy to focus the business on client segments and drive intra-regional and global client revenue, and we implemented an internal framework to increase relationship managers’ time with customers.

We were awarded the ‘Best International Trade Finance Bank’ in a number of countries including the UAE and Egypt by the Global Trade Review Magazine. Our Payments and Cash Management business continued to invest in new products and resources across the region.

In GB&M, we utilised our distinctive geographic network to help clients meet their financing requirements. For example, we acted as a coordinator, book runner and joint lead manager for a number of issuances in the UAE and other countries, allowing our clients to access our global investor base. We won awards for ‘Best Project Finance Advisor in the Middle East’, ‘Best Power Deal in the Middle East’ and ‘Best Water Deal in EMEA’ at the EMEA

Finance Project Finance Awards 2013, demonstrating our excellence in this area.

In Egypt, we continued to manage risk in an uncertain political and economic environment. During the period, the Central Bank of Egypt resumed interest payments on overnight placements. In RBWM, we were ranked number one in the Customer Recommendation Index and we continued to invest in our personal internet banking platform. In GB&M, we acted as a mandated lead arranger of an EGP2.3bn (US$330m) syndicated term loan facility, demonstrating our ability to deliver large and complex transactions.

In Saudi Arabia, our associate, The Saudi British Bank, won The Global Finance Magazine’s award of ‘The Best Trade Finance Provider in Saudi Arabia, 2014’.

In line with our six filters investment criteria, we completed the disposal of our operation in Jordan and entered into an agreement to sell our operation in Pakistan. This transaction is expected to complete during the second half of 2014.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Review of performance

The following commentary is on a constant currency basis and comparisons are with the first half of 2013, unless stated otherwise.

Net interest income was broadly unchanged. Increases in the UAE, primarily in RBWM due to an increase in residential mortgage balances, reflected growth in the property market and improved deposit spreads as a result of re-pricing initiatives. This was partly offset by reduced revenue from lower lending balances and spreads in CMB, reflecting a highly liquid and competitive market. In addition, income increased in Kuwait due to the restructuring of a small number of specific customer loans. These factors were broadly offset by a decrease in Egypt, primarily in CMB from lower customer deposit and lending balances, and in GB&M from declining spreads and lower balances on the available-for-sale portfolio, offset in part by the resumption of interest on overnight placements with the Central Bank of Egypt. In Jordan, net interest income decreased following the announcement to dispose of the business.

Net fee income increased by 8%, primarily in the UAE. In GB&M, net fee income was higher, driven by increased flows in our Equities business which in part reflected the upgrade of the UAE to ‘Emerging Markets’ status in the MSCI index. In addition, there was an increase in advisory mandates in Project and Export Finance in Capital Financing. This was partially offset by lower fees in RBWM relating to our Insurance and Wealth Management businesses following various repositioning initiatives.

Net trading income decreased by 5%, primarily in Algeria following regulatory restrictions on foreign exchange spreads charged on corporate customer transactions. This was coupled with a decrease in Qatar from lower foreign exchange revenues reflecting a reduction in trading volumes from GB&M customers. These factors were partly offset by increased net trading income in the UAE due to higher CVA releases on trading positions relating to a small number of exposures in GB&M.

Gains less losses from financial investments increased by US$21m, mainly in Egypt, due to the non-recurrence of the loss on disposal of available-for-sale debt securities in the first half of 2013.

Net loan impairment releases were higher by US$3m, primarily in the UAE driven by net releases of individually assessed allowances in GB&M. However, this was offset in part by lower impairment releases for a small number of UAE-related exposures.

Operating expenses were broadly unchanged. In Egypt, expenses decreased due to the non-recurrence of charges relating to changes in the interpretation of tax regulations. This was partly offset by increased expenses in the UAE, driven by wage inflation, investment in the Risk and Compliance functions, higher customer facing staff in RBWM and increased service and product support staff in CMB. In addition, expenses increased in Qatar due to wage inflation.

Share of profits from associates and joint ventures increased by 15%, mainly from The Saudi British Bank. This was driven by higher revenue resulting from strong balance sheet growth, and the management of costs and risks.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Middle East and North Africa

	Half-year to 30 June 2014
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[65] US$m	Total US$m

Profit before tax

Net interest income	311	228	182	–	2	13	736

Net fee income/(expense)	74	137	127	–	(3)	–	335

Trading income/(expense) excluding net interest income	30	35	139	–	(4)	–	200
Net interest income on trading activities	–	–	6	–	–	(13)	(7)

Net trading income/(expense)[59]	30	35	145	–	(4)	(13)	193

Net expense from financial instruments designated at fair value	–	–	–	–	(5)	–	(5)
Gains less losses from financial investments	–	–	2	1	–	–	3
Dividend income	1	1	7	–	–	–	9
Other operating income	8	7	8	–	53	(53)	23

Total operating income	424	408	471	1	43	(53)	1,294

Net insurance claims[66]	–	–	–	–	–	–	–

Net operating income[13]	424	408	471	1	43	(53)	1,294

Loan impairment (charges)/recoveries and other credit risk provisions	(14)	30	34	–	–	–	50

Net operating income	410	438	505	1	43	(53)	1,344

Operating expenses	(284)	(176)	(128)	–	(79)	53	(614)

Operating profit/(loss)	126	262	377	1	(36)	–	730

Share of profit in associates and joint ventures	56	94	100	8	1	–	259

Profit/(loss) before tax	182	356	477	9	(35)	–	989

	%	%	%	%	%		%

Share of HSBC’s profit before tax	1.5	2.9	3.9	–	(0.3)		8.0
Cost efficiency ratio	67.0	43.1	27.2	–	183.7		47.4

Balance sheet data[51]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[3]	6,230	13,126	9,554	–	–		28,910
Total assets	6,968	14,830	38,358	71	3,566	(2,504)	61,289
Customer accounts[3]	19,051	11,967	8,802	–	262		40,082

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 30 June 2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[65] US$m	Total US$m

Profit before tax

Net interest income	295	246	194	–	2	9	746

Net fee income/(expense)	88	137	88	–	(2)	–	311

Trading income excluding net interest income	32	47	125	–	–	–	204
Net interest income/(expense) on trading activities	–	–	9	–	(1)	(9)	(1)

Net trading income/(expense)[59]	32	47	134	–	(1)	(9)	203

Net expense from financial instruments designated at fair value	–	–	–	–	(1)	–	(1)
Gains less losses from financial investments	–	–	(18)	–	–	–	(18)
Dividend income	–	–	4	–	–	–	4
Other operating income	12	2	8	–	49	(63)	8

Total operating income	427	432	410	–	47	(63)	1,253

Net insurance claims[66]	–	–	–	–	–	–	–

Net operating income[13]	427	432	410	–	47	(63)	1,253

Loan impairment (charges)/recoveries and other credit risk provisions	(14)	16	44	1	–	–	47

Net operating income	413	448	454	1	47	(63)	1,300

Operating expenses	(276)	(174)	(141)	–	(88)	63	(616)

Operating profit/(loss)	137	274	313	1	(41)	–	684

Share of profit in associates and joint ventures	43	77	98	6	1	–	225

Profit/(loss) before tax	180	351	411	7	(40)	–	909

	%	%	%	%	%		%

Share of HSBC’s profit before tax	1.3	2.5	2.9	–	(0.2)		6.5
Cost efficiency ratio	64.6	40.3	34.4	–	187.2		49.2

Balance sheet data[51]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[3]	6,018	13,048	8,868	–	–		27,934
Total assets	6,742	14,995	41,041	55	3,319	(2,860)	63,292
Customer accounts[3]	19,594	13,652	7,816	1	79		41,142

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Middle East and North Africa (continued)

	Half-year to 31 December 2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[65] US$m	Total US$m

Profit/(loss) before tax

Net interest income	290	240	196	–	2	12	740

Net fee income/(expense)	73	132	109	–	(3)	–	311

Trading income excluding net interest income	27	38	95	–	–	–	160
Net interest income on trading activities	–	–	5	–	1	(12)	(6)

Net trading income[59]	27	38	100	–	1	(12)	154

Net expense from financial instruments designated at fair value	–	–	–	–	(1)	–	(1)
Gains less losses from financial investments	–	–	–	–	–	–	–
Dividend income	–	–	5	–	–	–	5
Other operating income	13	28	7	–	50	(57)	41

Total operating income	403	438	417	–	49	(57)	1,250

Net insurance claims[66]	–	–	–	–	–	–	–

Net operating income[13]	403	438	417	–	49	(57)	1,250

Loan impairment (charges)/recoveries and other credit risk provisions	(35)	(36)	66	–	–	–	(5)

Net operating income	368	402	483	–	49	(57)	1,245

Operating expenses	(330)	(176)	(115)	–	(109)	57	(673)

Operating profit/(loss)	38	226	368	–	(60)	–	572

Share of profit in associates and joint ventures	40	68	90	9	6	–	213

Profit/(loss) before tax	78	294	458	9	(54)	–	785

	%	%	%	%	%		%

Share of HSBC’s profit before tax	0.9	3.4	5.4	0.1	(0.6)		9.2
Cost efficiency ratio	81.9	40.2	27.6	–	222.4		53.8

Balance sheet data[51]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[3]	6,152	11,814	9,241	–	4		27,211
Total assets	7,016	13,776	39,302	64	3,340	(2,688)	60,810
Customer accounts[3]	18,771	12,402	7,432	1	77		38,683

For footnotes, see page 96.

HSBC HOLDINGS PLC

Interim Management Report (continued)

North America

Our North American businesses are located in the US, Canada and Bermuda. Operations in the US are primarily conducted through HSBC Bank USA, N.A. and HSBC Finance Corporation, a national consumer finance company. HSBC Markets (USA) Inc. is the intermediate holding company of, inter alia, HSBC Securities (USA) Inc. HSBC Bank Canada and HSBC Bank Bermuda operate in their respective countries.

	Half-year to
	30 Jun	30 Jun	31 Dec
	2014	2013	2013
	US$m	US$m	US$m

Net interest income	2,635	3,030	2,712
Net fee income	991	1,138	1,005
Net trading income	228	505	443
Other income/(expense)	213	(41)	11

Net operating income[13]	4,067	4,632	4,171

LICs[53]	(411)	(696)	(501)

Net operating income	3,656	3,936	3,670

Total operating expenses	(2,837)	(3,276)	(3,140)

Operating profit	819	660	530

Income from associates[54]	6	6	25

Profit before tax	825	666	555

Cost efficiency ratio	69.8%	70.7%	75.3%

RoRWA[47]	0.7%	0.5%	0.5%

Period-end staff numbers	20,649	21,454	20,871

10%

growth in CMB lending balances

since 31 December 2013

on a constant currency basis

Gross balances in the CML portfolio,

including loans held for sale, down

since 31 December 2013 by

US$2.9bn to US$27.5bn

Global Lender of the Year

(awarded to GB&M by the

Export-Import Bank of the United States)

For footnotes, see page 96.

The following commentary is on a constant currency basis and comparisons are with the first half of 2013, unless stated otherwise. Tables are on a reported basis.

Economic background

In the US, severe winter weather, a drop in net exports and a slowdown in inventory investment led to a 2.1% (annualised) decline in real GDP in the first half of 2014. However, a number of monthly economic indicators suggested that overall economic activity rebounded during the second quarter. Higher mortgage rates and stricter regulations regarding mortgage credit restricted the growth of housing construction in early 2014. Government fiscal contraction, which had been a major drag on activity throughout 2013, was eased in the first half of 2014 and should allow the economy to grow at a faster pace. CPI inflation remained benign as subdued growth in hourly wages continued to restrain labour costs. The Federal Reserve began to scale back its programme of quantitative easing at the start of 2014 and is on course to gradually eliminate the asset purchase programme by the fourth quarter of the year. The Federal Open Market Committee has, however, kept the federal funds rate in the range of 0.0% and 0.25%, and has indicated that this will probably be warranted for a considerable time after the purchase programme ends in late 2014.

The Canadian economy grew by 2.2% in the first quarter of 2014. Consumption and net exports were the main contributors to growth. Gross fixed capital formation weighed on the economy as both residential investment and business investment contracted. Lifted by rising energy costs and a weaker Canadian dollar, the rate of CPI inflation rose to 2.4% in June, above the Bank of Canada’s target rate. Its policy rate remained unchanged at 1.0%, a level it has been at since September 2010.

Financial overview

North America’s reported profit before tax of US$825m was US$159m higher, and US$192m higher on a constant currency basis.

On an underlying basis, profit before tax of US$870m was US$95m higher, reflecting lower operating expenses as the first half of 2013 included US$100m in customer remediation provisions related to enhancement services products sold by our former CRS business, and lower loan impairment charges in the US, primarily in the CML portfolio due to reduced levels of new impaired loans and delinquency. These were partly offset by lower revenue, mainly reflecting adverse movements on non-qualifying hedges, lower average balances from CML run-off and lower net trading income in GB&M.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m

Half-year to 30 June 2014
US	80	110	162	50	(50)	352
Canada	35	280	130	–	(6)	439
Bermuda	15	(4)	22	1	–	34

	130	386	314	51	(56)	825

Half-year to 30 June 2013
US	(267)	144	500	31	(217)	191
Canada	90	194	169	–	(4)	449
Bermuda	7	(21)	26	1	14	27
Other	–	–	(1)	–	–	(1)

	(170)	317	694	32	(207)	666
Half-year to 31 December 2013
US	(91)	152	133	22	(133)	83
Canada	41	312	111	–	1	465
Bermuda	13	5	(10)	3	(5)	6
Other	–	–	1	–	–	1

	(37)	469	235	25	(137)	555

In Canada, underlying profit before tax increased due to a decline in CMB individually assessed loan impairment charges, and an increase in other income due to a reduction in the fair value of an investment property held for sale recognised in the second half of 2013. This was partly offset by lower revenue, reflecting the run-off of the Canadian consumer finance business, a fall in trading income from foreign exchange, and higher operating expenses, primarily from our continued investment in Global Standards and the Risk and Compliance functions.

Country business highlights

In the US we made further progress on executing our key priorities. In RBWM, we continued to focus on meeting the evolving needs of our customers. We have added approximately 11,000 new Premier customers since December 2013, an increase of 24% compared with the first half of 2013, driven by the re-launch of our Global Premier programme along with other Premier campaigns. In addition, the focus on growing high quality customer relationships led to an improvement in the credit quality of our customer base. In the first quarter, CMB launched another US$1.0bn SME fund, doubling the loan programme, to support those businesses that trade or aspire to trade internationally. Loan balances and revenue growth in expansion markets continued, most notably in the Midwest and Southeast, where corporate loans grew by 44% and 15%, respectively in the first half of 2014. Despite lower revenue in GB&M, further progress on executing against strategy led to market share gains in several product categories, including equity and debt capital markets and lending, while revenue from CMB clients was up by 38%.

In Canada, our focus in RBWM continued to be on developing the Premier customer base and we grew assets under management by US$1.3bn in the period. In CMB, we continued to focus on Payments and Cash Management, where we took part in a pilot launch of Global Liquidity Solutions, a service that enables our clients to manage their liquidity globally. In our international trade business, we earmarked an additional US$1.0bn for our SME fund, bringing the total offered to US$2.0bn, to support businesses with their international expansion. GB&M focused on increasing its multinationals client base and, with the Project and Export Finance business, closed three arranging mandates with two ongoing advisory mandates since the business was established in Canada.

We continued to make progress in our strategy to accelerate the run-off and sales of our CML portfolio. On 1 May 2014 we completed the sale of a tranche of CML real estate secured loans with an unpaid principal balance of US$1.3bn and recognised a gain on sale of US$15m, in addition to a further sale on 1 July 2014 with an unpaid principal balance of US$289m, for which we expect to recognise a gain on sale of US$94m.

HSBC HOLDINGS PLC

Interim Management Report (continued)

We identified real estate secured loan balances with unpaid principal of US$2.4bn that we plan to actively market in multiple transactions over the next 15 months. The estimated fair value of these loans was approximately US$5m greater than their carrying value at 30 June 2014. During July 2014, we commenced active marketing to sell a portion of our real estate secured loans with an unpaid principal balance of US$1.1bn, and expect to complete the sale of these loans in the fourth quarter of 2014.

Review of performance

The following commentary is on a constant currency basis and comparisons are with the first half of 2013, unless stated otherwise.

Net interest income decreased by 12% to US$2.6bn, reflecting portfolio disposals including the sale of the CML non-real estate personal loan portfolio in April 2013, and lower average lending balances from the continued run-off of the CML portfolio and the Consumer Finance business in Canada. This was partly offset by a release of accrued interest associated with uncertain tax positions, and growth in CMB driven by increased lending balances in expansion markets.

Net fee income decreased by 11% to US$1.0bn, primarily due to adverse adjustments to mortgage servicing rights valuations due to mortgage interest rate decreases compared with increases in the same period in 2013, and the expiry of the Transition Servicing Agreements with the buyer of the CRS business.

Net trading income was US$270m or 54% lower, primarily due to adverse fair value movements on non-qualifying hedges in HSBC Finance of US$188m following a decrease in long-term interest rates, compared with favourable movements of US$263m in the first half of 2013. The decrease was partly offset by the non-recurrence of a loss of US$199m in the first half of 2013 related to the early termination of qualifying accounting hedges as a result of changes in funding, and lower provisions for mortgage loan repurchase obligations related to loans previously sold.

Net trading income decreased in GB&M as a result of unfavourable fair value movements on structured liabilities, lower foreign exchange and metals revenue as a result of reduced trading volume and low volatility, a fall in Credit trading revenue driven by lower monoline reserve releases in the legacy portfolio, and the non-recurrence of revaluation gains on securities in the first half of

2013. Net trading income was also negatively affected by the performance of economic hedges used to manage interest rate risk, reflecting unfavourable interest rate movements.

Gains less losses from financial investments were US$118m, a decrease of 46% as Balance Sheet Management reported lower gains on sales of available-for-sale debt securities as a result of our ongoing portfolio repositioning for risk management purposes. This was partly offset by gains on the sale of private equity investments.

Other operating income was US$170m compared with an expense of US$224m in the first half of 2013. The movement reflected the non-recurrence of the US$370m loss on sales of the CML non-real estate personal loan portfolio and our US insurance business in the first half of 2013.

LICs decreased by US$275m to US$411m, mainly in the US, due to reduced levels of delinquency and new impaired loans in the CML portfolio and a fall in lending balances from continued run-off and loan sales, partly offset by lower favourable market value adjustments of underlying properties as improvements in housing market conditions were less pronounced in the first half of 2014. In Canada, loan impairment charges decreased by US$80m, mainly in CMB reflecting lower individually assessed charges. These factors were partly offset by an increase in the US of US$93m, including US$72m in CMB and US$20m in GB&M, as we revised certain estimates used in our corporate loan impairment calculation. In addition, GB&M recorded a rise in loan impairment charges due to higher individually assessed charges on a specific exposure reflecting a deterioration in the underlying asset values and, to a lesser extent, the revaluation of a loan held for sale.

Operating expenses decreased by 12% to US$2.8bn, reflecting the non-recurrence of US$100m in customer remediation provisions in the first half of 2013 related to enhancement services products sold by our former CRS business, reduced average staff numbers and costs resulting from the continued run-off and sales of our CML portfolio, and lower divestiture costs related to the sale in 2012 of our CRS business. Costs also declined as the former Cards business reached the end of the Transition Servicing Agreements, and mortgage foreclosure remediation costs reduced following the 2013 Independent Foreclosure Review Settlement Agreement. We also achieved over US$90m of sustainable cost savings, primarily reflecting organisational effectiveness initiatives.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – North America

	Half-year to 30 June 2014
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[65] US$m	Total US$m

Profit/(loss) before tax

Net interest income	1,385	724	307	107	134	(22)	2,635

Net fee income/(expense)	243	281	408	63	(4)	–	991

Trading income/(expense) excluding net interest income	(103)	17	227	8	(10)	–	139
Net interest income on trading activities	3	–	62	–	1	23	89

Net trading income/(expense)[59]	(100)	17	289	8	(9)	23	228

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(99)	–	(99)
Net expense from other financial instruments designated at fair value	–	–	–	–	–	–	–
Net expense from financial instruments designated at fair value	–	–	–	–	(99)	–	(99)
Gains less losses from financial investments	–	15	101	–	2	–	118
Dividend income	7	4	9	1	3	–	24
Net earned insurance premiums	–	–	–	–	–	–	–
Other operating income/(expense)	37	17	53	1	883	(821)	170

Total operating income	1,572	1,058	1,167	180	910	(820)	4,067

Net insurance claims[66]	–	–	–	–	–	–	–

Net operating income[13]	1,572	1,058	1,167	180	910	(820)	4,067

Loan impairment (charges)/recoveries and other credit risk provisions	(226)	(136)	(54)	5	–	–	(411)

Net operating income	1,346	922	1,113	185	910	(820)	3,656

Operating expenses	(1,216)	(542)	(799)	(134)	(966)	820	(2,837)

Operating profit/(loss)	130	380	314	51	(56)	–	819

Share of profit in associates and joint ventures	–	6	–	–	–	–	6

Profit/(loss) before tax	130	386	314	51	(56)	–	825

	%	%	%	%	%		%

Share of HSBC’s profit before tax	1.1	3.1	2.5	0.4	(0.4)		6.7
Cost efficiency ratio	77.4	51.2	68.5	74.4	106.2		69.8

Balance sheet data[51]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[3]	63,733	41,454	18,566	5,867	–		129,620
Total assets	77,978	49,263	314,397	8,461	14,949	(27,342)	437,706
Customer accounts[3]	53,055	47,475	23,044	13,200	–		136,774

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 30 June 2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[65] US$m	Total US$m

Profit/(loss) before tax

Net interest income	1,888	706	321	97	49	(31)	3,030

Net fee income	335	288	384	63	68	–	1,138

Trading income/(expense) excluding net interest income	(18)	23	375	11	(6)	–	385
Net interest income on trading activities	8	–	81	–	–	31	120

Net trading income/(expense)[59]	(10)	23	456	11	(6)	31	505

Changes in fair value of long- term debt issued and related derivatives	–	–	–	–	(72)	–	(72)
Net expense from other financial instruments designated at fair value	–	–	–	–	–	–	–
Net expense from financial instruments designated at fair value	–	–	–	–	(72)	–	(72)
Gains less losses from financial investments	4	–	212	–	7	–	223
Dividend income	7	5	25	2	2	–	41
Net earned insurance premiums	34	–	–	–	–	–	34
Other operating income/(expense)	(352)	(16)	122	2	847	(831)	(228)

Total operating income	1,906	1,006	1,520	175	895	(831)	4,671

Net insurance claims[66]	(39)	–	–	–	–	–	(39)

Net operating income[13]	1,867	1,006	1,520	175	895	(831)	4,632

Loan impairment charges and other credit risk provisions	(532)	(155)	(8)	(1)	–	–	(696)

Net operating income	1,335	851	1,512	174	895	(831)	3,936

Operating expenses	(1,504)	(540)	(818)	(143)	(1,102)	831	(3,276)

Operating profit/(loss)	(169)	311	694	31	(207)	–	660

Share of profit/(loss) in associates and joint ventures	(1)	6	–	1	–	–	6

Profit/(loss) before tax	(170)	317	694	32	(207)	–	666

	%	%	%	%	%		%

Share of HSBC’s profit before tax	(1.2)	2.3	4.9	0.2	(1.5)		4.7
Cost efficiency ratio	80.6	53.7	53.8	81.7	123.1		70.7

Balance sheet data[51]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[3]	71,547	35,367	17,323	5,624	–		129,861
Total assets	88,313	42,820	350,497	7,715	15,269	(31,396)	473,218
Customer accounts[3]	54,159	46,455	22,582	13,432	65		136,693

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – North America (continued)

	Half-year to 31 December 2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[65] US$m	Total US$m

Profit/(loss) before tax

Net interest income	1,595	724	261	98	40	(6)	2,712

Net fee income	270	305	357	62	11	–	1,005

Trading income excluding net interest income	66	17	238	8	13	–	342
Net interest income on trading activities	3	1	91	–	–	6	101

Net trading income[59]	69	18	329	8	13	6	443

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(216)	–	(216)
Net income from other financial instruments designated at fair value	–	–	–	–	–	–	–
Net expense from financial instruments designated at fair value	–	–	–	–	(216)	–	(216)
Gains less losses from financial investments	–	–	70	–	1	–	71
Dividend income	5	4	23	2	2	–	36
Net earned insurance premiums	–	–	–	–	–	–	–
Other operating income/(expense)	(102)	16	107	(1)	982	(882)	120

Total operating income	1,837	1,067	1,147	169	833	(882)	4,171

Net insurance claims[66]	–	–	–	–	–	–	–

Net operating income[13]	1,837	1,067	1,147	169	833	(882)	4,171

Loan impairment charges and other credit risk provisions	(418)	(68)	(12)	(3)	–	–	(501)

Net operating income	1,419	999	1,135	166	833	(882)	3,670

Operating expenses	(1,456)	(556)	(900)	(140)	(970)	882	(3,140)

Operating profit/(loss)	(37)	443	235	26	(137)	–	530

Share of profit/(loss) in associates and joint ventures	–	26	–	(1)	–	–	25

Profit/(loss) before tax	(37)	469	235	25	(137)	–	555

	%	%	%	%	%		%

Share of HSBC’s profit before tax	(0.5)	5.5	2.8	0.3	(1.6)		6.5
Cost efficiency ratio	79.3	52.1	78.5	82.8	116.4		75.3

Balance sheet data[51]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[3]	66,192	37,735	18,070	5,956	–		127,953
Total assets	82,530	45,706	313,701	8,542	13,211	(31,655)	432,035
Customer accounts[3]	53,600	49,225	24,113	13,871	–		140,809

For footnotes, see page 96.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Latin America

Our operations in Latin America principally comprise HSBC Bank Brasil S.A.-Banco Múltiplo, HSBC México, S.A. and HSBC Bank Argentina S.A. In addition to banking services, we operate insurance businesses in Brazil, Mexico and Argentina.

	Half-year to
	30 Jun 2014 US$m	30 Jun 2013 US$m	31 Dec 2013 US$m

Net interest income	2,700	3,274	2,912
Net fee income	697	896	805
Net trading income	543	397	539

Other income	325	391	1,354

Net operating income[13]	4,265	4,958	5,610

LICs[53]	(998)	(1,423)	(1,243)

Net operating income	3,267	3,535	4,367

Total operating expenses	(2,893)	(3,069)	(2,861)

Operating profit	374	466	1,506

Income from associates[54]	–	–	–

Profit before tax	374	466	1,506

Cost efficiency ratio	67.8%	61.9%	51.0%

RoRWA[47]	0.8%	1.0%	3.2%

Period-end staff numbers	42,157	46,046	42,542

Corporate lending balances

grew by

11%

on a constant currency basis

Latin America Derivatives

House of the Year

(Global Capital, 2014)

Launched a US$2bn joint Energy fund

in Mexico for CMB customers

in the energy sector

For footnotes, see page 96.

The following commentary is on a constant currency basis and comparisons are with the first half of 2013, unless stated otherwise. Tables are on a reported basis.

Economic background

Economic activity in Latin America was subdued in early 2014, pointing to annualised growth below even the 2.4% achieved in 2013. GDP growth in Brazil grew by just 0.2% in the first quarter of the year and indicators suggest activity remained lacklustre in the second quarter. Inflation rose through the first half of 2014 due to rising food prices and the cost of tourism and other goods and services, where demand was boosted by visitors for the FIFA World Cup. The central bank raised the Selic rate to 11% in April 2014, up from 7.25% a year ago.

The weak growth experienced by Mexico in 2013 extended to the first quarter of 2014. This was in large part because of the rise in VAT (part of the fiscal reform approved in 2013) which depressed consumer spending. In addition, exports to the US remained weak and planned fiscal spending has yet to materialise. In the second quarter, there was a recovery in exports, though domestic demand struggled to grow. Inflation remained subdued, which prompted the central bank to cut the monetary policy rate by 50bp to 3% in the first half of 2014.

The Argentine economy appeared to have contracted in the first quarter of the year. The weakness of growth observed since the end of 2013 was aggravated by the effects of a strong depreciation of the peso in January. This should help restore competitiveness in the country’s export sector and ease pressure on currency reserves. However, in the near term it put further upward pressure on inflation, which accelerated significantly in the first half of 2014. This prompted a gradual increase in the deposit rate by the central bank during the period.

Financial overview

In Latin America, profit before tax of US$374m was US$92m lower on a reported basis, although on a constant currency basis, it increased by US$9m.

Excluding the effect of non-strategic business disposals, including our operations in Panama, Paraguay and Peru and our general insurance business in Mexico in 2013 and the sale of our operations in Colombia in 2014, underlying profit before tax increased by US$53m. This was driven by lower LICs and higher revenue partly offset by increased operating expenses.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m

Half-year to 30 June 2014
Argentina	33	72	137	–	(1)	241
Brazil	(129)	22	175	(6)	(7)	55
Mexico	(2)	(4)	73	(1)	(7)	59
Other	12	16	17	2	(28)	19

	(86)	106	402	(5)	(43)	374

Half-year to 30 June 2013
Argentina	44	69	67	–	–	180
Brazil	(117)	(19)	290	4	(5)	153
Mexico	85	(15)	55	1	(9)	117
Panama	18	29	29	1	(24)	53
Other	(27)	5	3	–	(18)	(37)

	3	69	444	6	(56)	466

Half-year to 31 December 2013
Argentina	53	73	103	–	(1)	228
Brazil	3	(24)	224	1	(6)	198
Mexico	69	(145)	60	(4)	20	–
Panama	317	493	333	1	(13)	1,131
Other	(19)	(2)	3	(3)	(30)	(51)

	423	395	723	(5)	(30)	1,506

Country business highlights

We continued to make progress with the implementation of our strategy in the region. In the first half of 2014 we completed the disposal of our operations in Colombia, and are assessing options for the sale of our banking business in Uruguay.

We remain focused on our priority growth markets of Brazil, Mexico and Argentina, where we continue to face slower economic and lending growth and inflationary pressures on our cost base. Revenue growth in RBWM has been affected by the continued shift towards more secured lending, notably in Brazil, and the introduction of a new incentive framework for our front line staff, as part of our wider strategy to improve the quality of revenue. In CMB, while lending volumes increased, revenues remained subdued as we continued to reposition the business. In GB&M, we increased our market share in equity and debt capital markets.

In Brazil, we implemented several initiatives to regain revenue momentum and grow high quality business in RBWM, including moving towards secured and relationship-based lending. Secured lending was 29% of our loan book at 30 June 2014, compared with 22% a year earlier. We launched the MasterCard Black credit card for Premier customers and improved features of our personal loan offering. We continued to invest in improving our credit processes, including recruiting specialists and enhancing credit underwriting models and processes. We also made progress in optimising our branch network by investing in Client Service Units focused on sales and automated transactions, and exited certain underperforming locations. In CMB we accelerated penetration in the MME market and created a middle office function enabling relationship managers to spend more time with clients.

In Mexico, we continued to reposition our portfolio, in particular in Business Banking, and further strengthened our account opening and transaction monitoring processes. In RBWM, we re-launched our mortgage campaign with strong results, introduced balance transfers for credit cards and increased sales of personal loans through the call centre. In CMB, we worked with our colleagues in the US to grow our market share in the North American Free Trade Agreement corridor and launched a US$2bn joint Energy fund with Nacional Financiera, a local development banking institution, in order to capture opportunities arising from energy reform. In GB&M we achieved a top three ranking in debt capital markets.

In Argentina, we continued to manage our business conservatively as the economic environment remained challenging. We focused our growth on GB&M and corporate CMB customers, and continued to follow cautious lending policies in RBWM and Business Banking.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Review of performance

The following commentary is on a constant currency basis and comparisons are with the first half of 2013, unless stated otherwise.

Net interest income decreased by US$206m, driven by the effect of the disposals of non-strategic businesses completed during 2013 and reductions in Brazil and Mexico, partly offset by growth in Argentina.

In Brazil, the reduction was mainly in GB&M, driven by increased costs of funding in Balance Sheet Management due to higher interest rates. In CMB and RBWM, net interest income also decreased, reflecting lower revenue from Business Banking and a move towards lower yielding MMEs in CMB, and a change in the product mix towards lower yielding, more secured lending in RBWM.

In Mexico, net interest income decreased in CMB due to a reduction in average lending balances, notably in Business Banking as we continued to reposition the business and in relation to homebuilders following the impairment of some of these loans, coupled with narrower deposit spreads following a decrease in interest rates. In RBWM, net interest income improved, reflecting growth in average lending balances, though this was partly offset by spread compression on deposits.

Net interest income in Argentina increased due to higher average lending and deposit balances across all global businesses and wider spreads due to an increase in interest rates.

Net fee income decreased by 12%. In Brazil fee income was lower in RBWM across a number of products, in part reflecting a change in mix and strong market competition. In Mexico, fees were lower in both RBWM and CMB as a result of lower Account Services and Payments and Cash Management (‘PCM’) fees reflecting fewer customers, as we continued to reposition the business. The reduction in net fee income was also affected by the sale of our non-strategic businesses. These factors were partly offset by an increase in PCM, deposits and trade services-related fees in Argentina following business growth.

Net trading income increased by US$201m, primarily reflecting favourable results in GB&M in Argentina, as well as higher Rates revenue in Brazil, in part reflecting increased client activity, and in Mexico.

Net income from financial instruments designated at fair value increased by US$295m, notably in Brazil, as a result of higher net income on the bonds portfolio held by the insurance business. To the extent that these investment gains were attributed to policyholders there was a corresponding movement in Net insurance claims incurred and movement in liabilities to policyholders.

Net earned insurance premiums decreased by 4%, driven by the disposal of our operations in Panama and the sale of our general insurance business in Mexico, coupled with lower sales of life products in Mexico. The reduction in net earned insurance premiums resulted in a corresponding decrease in Net insurance claims incurred and movement in liabilities to policyholders.

Other operating income increased by US$79m, mainly driven by minimal movements in the PVIF asset in the first half of 2014, compared with a significant reduction a year ago which reflected adverse lapse experience and interest rate movements. Other operating income also increased due to the net favourable effect of disposals of our non-strategic businesses.

LICs decreased by US$298m, primarily in Brazil. This was driven by changes to the impairment model and assumption revisions for restructured loan account portfolios which occurred in 2013 in both RBWM and CMB. This was partly offset by refinements to the impairment model for non-restructured loans, notably in RBWM, during the first half of 2014. In addition, Business Banking provisions reduced, reflecting improved delinquency rates.

In Mexico, LICs improved due to lower individually assessed charges in CMB, in particular relating to homebuilders, and in GB&M. In RBWM, LICs increased due to higher credit card, mortgages and personal lending balances.

LICs were also positively affected by the disposals of non-strategic businesses in the region.

Operating expenses increased by US$157m, primarily in Brazil and Argentina, due to union-agreed salary increases, inflationary pressures and an accelerated depreciation charge in Brazil. The increase was partly offset by the effect of disposals of non-strategic businesses along with continued strict cost control and progress with our strategic focus on streamlining, which resulted in sustainable cost savings of US$66m.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Latin America

	Half-year to 30 June 2014
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[65] US$m	Total US$m

Profit/(loss) before tax

Net interest income	1,698	787	249	9	6	(49)	2,700

Net fee income/(expense)	381	232	72	15	(3)	–	697

Trading income/(expense) excluding net interest income	86	57	288	2	(5)	–	428
Net interest income on trading activities	–	–	66	–	–	49	115

Net trading income/(expense)[59]	86	57	354	2	(5)	49	543
Net income from financial instruments designated at fair value	268	94	–	–	–	–	362
Gains less losses from financial investments	–	–	49	–	–	–	49
Dividend income	3	2	1	–	–	–	6
Net earned insurance premiums	577	150	2	–	(1)	–	728
Other operating income	43	13	9	1	88	(80)	74

Total operating income	3,056	1,335	736	27	85	(80)	5,159

Net insurance claims[66]	(700)	(193)	(1)	–	–	–	(894)

Net operating income[13]	2,356	1,142	735	27	85	(80)	4,265

Loan impairment charges and other credit risk provisions	(701)	(261)	(29)	(7)	–	–	(998)

Net operating income	1,655	881	706	20	85	(80)	3,267

Operating expenses	(1,741)	(775)	(304)	(25)	(128)	80	(2,893)

Operating profit/(loss)	(86)	106	402	(5)	(43)	–	374

Share of profit in associates and joint ventures	–	–	–	–	–	–	–

Profit/(loss) before tax	(86)	106	402	(5)	(43)	–	374

	%	%	%	%	%		%

Share of HSBC’s profit before tax	(0.7)	0.8	3.2	–	(0.3)		3.0
Cost efficiency ratio	73.9	67.9	41.4	92.6	150.6		67.8

Balance sheet data[51]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[3]	13,637	21,528	11,410	79	–		46,654
Total assets	31,651	32,248	61,007	320	876	(472)	125,630
Customer accounts[3]	24,794	17,538	9,394	2,126	–		53,852

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 30 June 2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[65] US$m	Total US$m
Profit/(loss) before tax

Net interest income/ (expense)	1,952	957	436	12	(6)	(77)	3,274

Net fee income	500	288	90	18	–	–	896

Trading income/(expense) excluding net interest income	58	55	190	2	(3)	–	302
Net interest income on trading activities	–	–	18	–	–	77	95
Net trading income/(expense)[59]	58	55	208	2	(3)	77	397
Net income from financial instruments designated at fair value	71	13	1	–	–	–	85
Gains less losses from financial investments	–	1	50	–	–	–	51
Dividend income	2	2	1	–	–	–	5
Net earned insurance premiums	681	179	3	–	–	–	863
Other operating income/(expense)	6	(11)	5	–	84	(85)	(1)

Total operating income	3,270	1,484	794	32	75	(85)	5,570

Net insurance claims[66]	(505)	(106)	(1)	–	–	–	(612)

Net operating income[13]	2,765	1,378	793	32	75	(85)	4,958

Loan impairment charges and other credit risk provisions	(877)	(501)	(45)	–	–	–	(1,423)

Net operating income	1,888	877	748	32	75	(85)	3,535

Operating expenses	(1,885)	(808)	(304)	(26)	(131)	85	(3,069)

Operating profit/(loss)	3	69	444	6	(56)	–	466

Share of profit in associates and joint ventures	–	–	–	–	–	–	–

Profit/(loss) before tax	3	69	444	6	(56)	–	466

	%	%	%	%	%		%

Share of HSBC’s profit before tax	–	0.5	3.2	–	(0.4)		3.3
Cost efficiency ratio	68.2	58.6	38.3	81.3	174.7		61.9

Balance sheet data[51]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[3]	13,996	20,689	9,807	53	–		44,545
Total assets	34,497	34,075	53,864	490	448	(342)	123,032
Customer accounts[3]	23,294	16,443	8,978	2,755	–		51,470

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Latin America (continued)

	Half-year to 31 December 2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[65] US$m	Total US$m

Profit/(loss) before tax

Net interest income/(expense)	1,824	871	339	12	(6)	(128)	2,912

Net fee income	452	260	78	14	1	–	805

Trading income/(expense) excluding net interest income	80	62	266	2	(1)	–	409
Net interest income on trading activities	–	–	2	–	–	128	130

Net trading income/(expense)[59]	80	62	268	2	(1)	128	539
Net income from financial instruments designated at fair value	193	48	–	–	–	–	241
Gains less losses from financial investments	–	–	31	–	–	–	31
Dividend income	3	1	–	–	–	–	4
Net earned insurance premiums	783	181	3	–	–	–	967
Other operating income	306	496	305	1	112	(104)	1,116

Total operating income	3,641	1,919	1,024	29	106	(104)	6,615

Net insurance claims[66]	(818)	(185)	(2)	–	–	–	(1,005)

Net operating income[13]	2,823	1,734	1,022	29	106	(104)	5,610

Loan impairment charges and other credit risk provisions	(675)	(561)	(7)	–	–	–	(1,243)

Net operating income	2,148	1,173	1,015	29	106	(104)	4,367

Operating expenses	(1,725)	(778)	(292)	(34)	(136)	104	(2,861)

Operating profit/(loss)	423	395	723	(5)	(30)	–	1,506

Share of loss in associates and joint ventures	–	–	–	–	–	–	–

Profit/(loss) before tax	423	395	723	(5)	(30)	–	1,506

	%	%	%	%	%		%

Share of HSBC’s profit before tax	5.0	4.7	8.5	(0.1)	(0.4)		17.7
Cost efficiency ratio	61.1	44.9	28.6	117.2	128.3		51.0

Balance sheet data[51]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)[3]	13,616	19,923	10,304	75	–		43,918
Total assets	30,584	30,001	52,977	337	634	(534)	113,999
Customer accounts[3]	23,943	16,593	8,994	1,859	–		51,389

For footnotes, see page 96.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and constant currency profit/(loss) before tax

Europe

30 June 2014 compared with 30 June 2013

	Half-year to 30 June 2014 (‘1H14’) compared with half-year to 30 June 2013 (‘1H13’)
	1H13 as reported US$m	Currency translation adjustment[22] US$m	1H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported Change[23] %	Constant currency change[23] %

Net interest income	5,250	292	5,542	5,244	–	(5)
Net fee income	2,969	128	3,097	3,188	7	3
Net trading income	4,339	247	4,586	982	(77)	(79)
Own credit spread[24]	3	4	7	(159)
Other income/(expense) from financial instruments designated at fair value	(952)	(60)	(1,012)	1,175
Net income/(expense) from financial instruments designated at fair value	(949)	(56)	(1,005)	1,016
Gains less losses from financial investments	373	24	397	336	(10)	(15)
Net earned insurance premiums	1,746	91	1,837	1,574	(10)	(14)
Other operating income/(expense) (including dividend income)	(10)	(10)	(20)	550

Total operating income	13,718	716	14,434	12,890	(6)	(11)
Net insurance claims incurred and movement in liabilities to policyholders	(2,244)	(114)	(2,358)	(2,017)	10	14

Net operating income[13]	11,474	602	12,076	10,873	(5)	(10)

LICs[53]	(846)	(43)	(889)	(266)	69	70

Net operating income	10,628	559	11,187	10,607	–	(5)

Operating expenses	(7,862)	(340)	(8,202)	(8,352)	(6)	(2)

Operating profit	2,766	219	2,985	2,255	(18)	(24)

Income from associates[54]	2	8	10	3	50	(70)

Profit before tax	2,768	227	2,995	2,258	(18)	(25)

94a

HSBC HOLDINGS PLC

Interim Management Report (continued)

30 June 2014 compared with 31 December 2013

	Half-year to 30 June 2014 (‘1H14’) compared with half-year to 31 December 2013 (‘2H13’)
	2H13 as reported US$m	Currency translation adjustment[22] US$m	2H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported Change[23] %	Constant currency change[23] %

Net interest income	5,443	212	5,655	5,244	(4)	(7)
Net fee income	3,063	91	3,154	3,188	4	1
Net trading income	84	(39)	45	982	1,069
Own credit spread[24]	(1,018)	(13)	(1,031)	(159)	84	85
Other income from financial instruments designated at fair value	2,385	122	2,507	1,175	(51)	(53)
Net income from financial instruments designated at fair value	1,367	109	1,476	1,016	(26)	(31)
Gains less losses from financial investments	6	–	6	336
Net earned insurance premiums	1,412	36	1,448	1,574	11	9
Other operating income (including dividend income)	614	5	619	550	(10)	(11)

Total operating income	11,989	414	12,403	12,890	8	4
Net insurance claims incurred and movement in liabilities to policyholders	(2,496)	(67)	(2,563)	(2,017)	19	21

Net operating income[13]	9,493	347	9,840	10,873	15	10

LICs[53]	(684)	(20)	(704)	(266)	61	62

Net operating income	8,809	327	9,136	10,607	20	16

Operating expenses	(9,751)	(266)	(10,017)	(8,352)	14	17

Operating profit/(loss)	(942)	61	(881)	2,255

Income/(loss) from associates[54]	(1)	–	(1)	3

Profit/(loss) before tax	(943)	61	(882)	2,258

For footnotes, see page 96.

94b

HSBC HOLDINGS PLC

Interim Management Report (continued)

Asia

30 June 2014 compared with 30 June 2013

	Half-year to 30 June 2014 (‘1H14’) compared with half-year to 30 June 2013 (‘1H13’)
	1H13 as reported US$m	Currency translation adjustment[22] US$m	1H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change[23] %	Constant currency change[23] %

Net interest income	5,519	(104)	5,415	6,090	10	12
Net fee income	3,090	(50)	3,040	2,966	(4)	(2)
Net trading income	918	(43)	875	1,329	45	52
Own credit spread[24]	1	–	1	(5)
Other income/(expense) from financial instruments designated at fair value	(261)	–	(261)	391
Net income/(expense) from financial instruments designated at fair value	(260)	–	(260)	386
Gains less losses from financial investments	1,227	(1)	1,226	440	(64)	(64)
Net earned insurance premiums	3,583	(4)	3,579	3,835	7	7
Other operating income (including dividend income)	2,470	(29)	2,441	1,209	(51)	(50)
Total operating income	16,547	(231)	16,316	16,255	(2)	–
Net insurance claims incurred and movement in liabilities to policyholders	(3,256)	4	(3,252)	(4,148)	(27)	(28)

Net operating income[13]	13,291	(227)	13,064	12,107	(9)	(7)

LICs[53]	(198)	12	(186)	(216)	(9)	(16)

Net operating income	13,093	(215)	12,878	11,891	(9)	(8)

Operating expenses	(4,812)	102	(4,710)	(5,009)	(4)	(6)

Operating profit	8,281	(113)	8,168	6,882	(17)	(16)

Income from associates[54]	981	15	996	1,012	3	2

Profit before tax	9,262	(98)	9,164	7,894	(15)	(14)

94c

HSBC HOLDINGS PLC

Interim Management Report (continued)

30 June 2014 compared with 31 December 2013

	Half-year to 30 June 2014 (‘1H14’) compared with half-year to 31 December 2013 (‘2H13’)
	2H13 as reported US$m	Currency translation adjustment[22] US$m	2H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change[23] %	Constant currency change[23] %

Net interest income	5,913	(15)	5,898	6,090	3	3
Net fee income	2,846	(6)	2,840	2,966	4	4
Net trading income	1,108	1	1,109	1,329	20	20
Own credit spread[24]	(3)	–	(3)	(5)	(67)	(67)
Other income from financial instruments designated at fair value	577	–	577	391	(32)	(32)
Net income from financial instruments designated at fair value	574	–	574	386	(33)	(33)
Gains less losses from financial investments	48	–	48	440	817	817
Net earned insurance premiums	3,335	(2)	3,333	3,835	15	15
Other operating income (including dividend income)	1,357	6	1,363	1,209	(11)	(11)

Total operating income	15,181	(16)	15,165	16,255	7	7
Net insurance claims incurred and movement in liabilities to policyholders	(4,040)	1	(4,039)	(4,148)	(3)	(3)

Net operating income[13]	11,141	(15)	11,126	12,107	9	9

LICs[53]	(300)	–	(300)	(216)	28	28

Net operating income	10,841	(15)	10,826	11,891	10	10

Operating expenses	(5,124)	3	(5,121)	(5,009)	2	2

Operating profit	5,717	(12)	5,705	6,882	20	21

Income from associates[54]	874	2	876	1,012	16	16

Profit before tax	6,591	(10)	6,581	7,894	20	20

For footnotes, see page 96.

94d

HSBC HOLDINGS PLC

Interim Management Report (continued)

Middle East and North Africa

30 June 2014 compared with 30 June 2013

	Half-year to 30 June 2014 (‘1H14’) compared with half-year to 30 June 2013 (‘1H13’)
	1H13 as reported US$m	Currency translation adjustment[22] US$m	1H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change[23] %	Constant currency change[23] %

Net interest income	746	(6)	740	736	(1)	(1)
Net fee income	311	–	311	335	8	8
Net trading income	203	–	203	193	(5)	(5)
Own credit spread[24]	(1)	–	(1)	(6)
Other income from financial instruments designated at fair value	–	–	–	1
Net expense from financial instruments designated at fair value	(1)	–	(1)	(5)
Gains less losses from financial investments	(18)	–	(18)	3
Net earned insurance premiums	–	–	–	–
Other operating income/(expense) (including dividend income)	12	–	12	32	167	167

Total operating income	1,253	(6)	1,247	1,294	3	4
Net insurance claims incurred and movement in liabilities to policyholders	–	–	–	–

Net operating income[13]	1,253	(6)	1,247	1,294	3	4

LICs[53]	47	–	47	50	(6)	(6)

Net operating income	1,300	(6)	1,294	1,344	3	4

Operating expenses	(616)	3	(613)	(614)	–	–

Operating profit	684	(3)	681	730	7	7

Income from associates[54]	225	–	225	259	15	15

Profit before tax	909	(3)	906	989	9	9

94e

HSBC HOLDINGS PLC

Interim Management Report (continued)

30 June 2014 compared with 31 December 2013

	Half-year to 30 June 2014 (‘1H14’) compared with half-year to 31 December 2013 (‘2H13’)
	2H13 as reported US$m	Currency translation adjustment[22] US$m	2H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change[23] %	Constant currency change[23] %

Net interest income	740	(1)	739	736	(1)	–
Net fee income	311	–	311	335	8	8
Net trading income	154	1	155	193	25	25
Own credit spread[24]	(3)	–	(3)	(6)	(100)	(100)
Other income from financial instruments designated at fair value	2	–	2	1	(50)	(50)
Net expense from financial instruments designated at fair value	(1)	–	(1)	(5)
Gains less losses from financial investments	–	–	–	3
Net earned insurance premiums	–	–	–	–
Other operating income/(expense) (including dividend income)	46	(2)	44	32	(30)	(27)

Total operating income	1,250	(2)	1,248	1,294	4	4
Net insurance claims incurred and movement in liabilities to policyholders	–	–	–	–

Net operating income[13]	1,250	(2)	1,248	1,294	4	4

LICs[53]	(5)	–	(5)	50

Net operating income	1,245	(2)	1,243	1,344	8	8

Operating expenses	(673)	–	(673)	(614)	9	9

Operating profit	572	(2)	570	730	28	28

Income from associates[54]	213	(1)	212	259	22	22

Profit before tax	785	(3)	782	989	26	26

For footnotes, see page 96.

94f

HSBC HOLDINGS PLC

Interim Management Report (continued)

North America

30 June 2014 compared with 30 June 2013

	Half-year to 30 June 2014 (‘1H14’) compared with half-year to 30 June 2013 (‘1H13’)
	1H13 as reported US$m	Currency translation adjustment[22] US$m	1H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change[23] %	Constant currency change[23] %

Net interest income	3,030	(49)	2,981	2,635	(13)	(12)
Net fee income	1,138	(22)	1,116	991	(13)	(11)
Net trading income	505	(7)	498	228	(55)	(54)
Own credit spread[24]	(22)	–	(22)	(45)	(105)	(105)
Other expense from financial instruments designated at fair value	(50)	–	(50)	(54)	(8)	(8)
Net expense from financial instruments designated at fair value	(72)	–	(72)	(99)	(38)	(38)
Gains less losses from financial investments	223	(4)	219	118	(47)	(46)
Net earned insurance premiums	34	–	34	–	(100)	(100)
Other operating income/(expense) (including dividend income)	(187)	4	(183)	194

Total operating income	4,671	(78)	4,593	4,067	(13)	(11)
Net insurance claims incurred and movement in liabilities to policyholders	(39)	–	(39)	–	100	100

Net operating income[13]	4,632	(78)	4,554	4,067	(12)	(11)

LICs[53]	(696)	10	(686)	(411)	41	40

Net operating income	3,936	(68)	3,868	3,656	(7)	(5)

Operating expenses	(3,276)	36	(3,240)	(2,837)	13	12

Operating profit	660	(32)	628	819	24	30

Income from associates[54]	6	(1)	5	6	–	20

Profit before tax	666	(33)	633	825	24	30

94g

HSBC HOLDINGS PLC

Interim Management Report (continued)

30 June 2014 compared with 31 December 2013

	Half-year to 30 June 2014 (‘1H14’) compared with half-year to 31 December 2013 (‘2H13’)
	2H13 as reported US$m	Currency translation adjustment[22] US$m	2H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change[23] %	Constant currency change[23] %

Net interest income	2,712	(30)	2,682	2,635	(3)	(2)
Net fee income	1,005	(14)	991	991	(1)	–
Net trading income	443	(4)	439	228	(49)	(48)
Own credit spread[24]	(203)	–	(203)	(45)	78	78
Other expense from financial instruments designated at fair value	(13)	–	(13)	(54)
Net income/(expense) from financial instruments designated at fair value	(216)	–	(216)	(99)	54	54
Gains less losses from financial investments	71	–	71	118	66	66
Net earned insurance premiums	–	–	–	–
Other operating income (including dividend income)	156	1	157	194	24	24

Total operating income	4,171	(47)	4,124	4,067	(2)	(1)
Net insurance claims incurred and movement in liabilities to policyholders	–	–	–	–

Net operating income[13]	4,171	(47)	4,124	4,067	(2)	(1)

LICs[53]	(501)	1	(500)	(411)	18	18

Net operating income	3,670	(46)	3,624	3,656	–	1

Operating expenses	(3,140)	23	(3,117)	(2,837)	10	9

Operating profit	530	(23)	507	819	55	62

Income from associates[54]	25	(1)	24	6	(76)	(75)

Profit before tax	555	(24)	531	825	49	55

For footnotes, see page 96.

94h

HSBC HOLDINGS PLC

Interim Management Report (continued)

Latin America

30 June 2014 compared with 30 June 2013

	Half-year to 30 June 2014 (‘1H14’) compared with half-year to 30 June 2013 (‘1H13’)
	1H13 as reported US$m	Currency translation adjustment[22] US$m	1H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change[23] %	Constant currency change[23] %

Net interest income	3,274	(368)	2,906	2,700	(18)	(7)
Net fee income	896	(100)	796	697	(22)	(12)
Net trading income	397	(55)	342	543	37	59
Own credit spread[24]	–	–	–	–
Other income from financial instruments designated at fair value	85	(18)	67	362		440
Net income/(expense) from financial instruments designated at fair value	85	(18)	67	362
Gains less losses from financial investments	51	(3)	48	49	(4)	2
Net earned insurance premiums	863	(104)	759	728	(16)	(4)
Other operating income (including dividend income)	4	(4)	–	80

Total operating income	5,570	(652)	4,918	5,159	(7)	5
Net insurance claims incurred and movement in liabilities to policyholders	(612)	91	(521)	(894)	(46)	(72)

Net operating income[13]	4,958	(561)	4,397	4,265	(14)	(3)

LICs[53]	(1,423)	127	(1,296)	(998)	30	23

Net operating income	3,535	(434)	3,101	3,267	(8)	5

Operating expenses	(3,069)	333	(2,736)	(2,893)	6	(6)

Operating profit	466	(101)	365	374	(20)	2

Income from associates[54]	–	–	–	–

Profit before tax	466	(101)	365	374	(20)	2

94i

HSBC HOLDINGS PLC

Interim Management Report (continued)

30 June 2014 compared with 31 December 2013

	Half-year to 30 June 2014 (‘1H14’) compared with half-year to 31 December 2013 (‘2H13’)
	2H13 as reported US$m	Currency translation adjustment[22] US$m	2H13 at 1H14 exchange rates US$m	1H14 as reported US$m	Reported change[23] %	Constant currency change[23] %

Net interest income	2,912	(100)	2,812	2,700	(7)	(4)
Net fee income	805	(32)	773	697	(13)	(10)
Net trading income	539	(46)	493	543	1	10
Own credit spread[24]	–	–	–	–
Other income from financial instruments designated at fair value	241	(13)	228	362	50	59
Net income/(expense) from financial instruments designated at fair value	241	(13)	228	362	50	59
Gains less losses from financial investments	31	–	31	49	58	58
Net earned insurance premiums	967	(22)	945	728	(25)	(23)
Other operating income (including dividend income)	1,120	(5)	1,115	80	(93)	(93)

Total operating income	6,615	(218)	6,397	5,159	(22)	(19)
Net insurance claims incurred and movement in liabilities to policyholders	(1,005)	43	(962)	(894)	11	7

Net operating income[13]	5,610	(175)	5,435	4,265	(24)	(22)

LICs[53]	(1,243)	16	(1,227)	(998)	20	19

Net operating income	4,367	(159)	4,208	3,267	(25)	(22)

Operating expenses	(2,861)	95	(2,766)	(2,893)	(1)	(5)

Operating profit	1,506	(64)	1,442	374	(75)	(74)

Income from associates[54]	–	–	–	–

Profit before tax	1,506	(64)	1,442	374	(75)	(74)

For footnotes, see page 96.

94j

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and underlying items

Europe

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	Change[23] %	30 June 2014 US$m	31 December 2013 US$m	Change[23] %

Net interest income
Reported	5,244	5,250	–	5,244	5,443	(4)
Currency translation adjustment[22]		292			212
Acquisitions, disposals and dilutions	–	13		–	5

Underlying	5,244	5,555	(6)	5,244	5,660	(7)

Other operating income
Reported	522	(50)		522	579	(10)
Currency translation adjustment[22]		(12)			5
Acquisitions, disposals and dilutions	–	(7)		–	(62)

Underlying	522	(69)		522	522	–

Revenue[13]
Reported	10,873	11,474	(5)	10,873	9,493	15
Currency translation adjustment[22]		598			360
Own credit spread[24]	159	(3)		159	1,018
Acquisitions, disposals and dilutions	–	6		–	(57)

Underlying	11,032	12,075	(9)	11,032	10,814	2

LICS[53]
Reported	(266)	(846)	69	(266)	(684)	61
Currency translation adjustment[22]		(43)			(20)
Acquisitions, disposals and dilutions	–	–		–	–

Underlying	(266)	(889)	70	(266)	(704)	62

Operating expenses
Reported	(8,352)	(7,862)	(6)	(8,352)	(9,751)	14
Currency translation adjustment[22]		(340)			(266)
Acquisitions, disposals and dilutions	–	16		–	12

Underlying	(8,352)	(8,186)	(2)	(8,352)	(10,005)	17

Underlying cost efficiency ratio	75.7%	67.8%		75.7%	92.5%

Profit/(loss) before tax
Reported	2,258	2,768	(18)	2,258	(943)
Currency translation adjustment[22]		223			74
Own credit spread[24]	159	(3)		159	1,018
Acquisitions, disposals and dilutions	–	23		–	(40)

Underlying	2,417	3,011	(20)	2,417	109

For footnotes, see page 96.

94k

HSBC HOLDINGS PLC

Interim Management Report (continued)

Asia

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	Change[23] %	30 June 2014 US$m	31 December 2013 US$m	Change[23] %

Net interest income
Reported	6,090	5,519	10	6,090	5,913	3
Currency translation adjustment[22]		(104)			(15)
Acquisitions, disposals and dilutions	–	–		–	–

Underlying	6,090	5,415	12	6,090	5,898	3

Other operating income
Reported	1,188	2,453	(52)	1,188	1,222	(3)
Currency translation adjustment[22]		(25)			5
Acquisitions, disposals and dilutions	32	(1,185)		32	46

Underlying	1,220	1,243	(2)	1,220	1,273	(4)

Revenue[13]
Reported	12,107	13,291	(9)	12,107	11,141	9
Currency translation adjustment[22]		(227)			(15)
Own credit spread[24]	5	(1)		5	3
Acquisitions, disposals and dilutions	32	(1,185)		32	46

Underlying	12,144	11,878	2	12,144	11,175	9

LICS[53]
Reported	(216)	(198)	(9)	(216)	(300)	28
Currency translation adjustment[22]		12			–
Acquisitions, disposals and dilutions	–	–		–	–

Underlying	(216)	(186)	(16)	(216)	(300)	28

Operating expenses
Reported	(5,009)	(4,812)	(4)	(5,009)	(5,124)	2
Currency translation adjustment[22]		102			3
Acquisitions, disposals and dilutions	–	72		–	–

Underlying	(5,009)	(4,638)	(8)	(5,009)	(5,121)	2

Underlying cost efficiency ratio	41.2%	39.0%		41.2%	45.8%

Share of profit in associates and joint ventures
Reported	1,012	981	3	1,012	874	16
Currency translation adjustment[22]		15			2
Acquisitions, disposals and dilutions	–	(15)		–	97

Underlying	1,012	981	3	1,012	973	4

Profit before tax
Reported	7,894	9,262	(15)	7,894	6,591	20
Currency translation adjustment[22]		(98)			(10)
Own credit spread[24]	5	(1)		5	3
Acquisitions, disposals and dilutions	32	(1,128)		32	143

Underlying	7,931	8,035	(1)	7,931	6,727	18

For footnotes, see page 96.

94l

HSBC HOLDINGS PLC

Interim Management Report (continued)

Middle East and North Africa

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	Change[23] %	30 June 2014 US$m	31 December 2013 US$m	Change[23] %

Net interest income
Reported	736	746	(1)	736	740	(1)
Currency translation adjustment[22]		(6)			(1)
Acquisitions, disposals and dilutions	(20)	(25)		(20)	(25)

Underlying	716	715	–	716	714	–

Other operating income
Reported	23	8	188	23	41	(44)
Currency translation adjustment[22]		–			(2)
Acquisitions, disposals and dilutions	–	–		–	–

Underlying	23	8	188	23	39	(41)

Revenue[13]
Reported	1,294	1,253	3	1,294	1,250	4
Currency translation adjustment[22]		(6)			(2)
Own credit spread[24]	6	1		6	3
Acquisitions, disposals and dilutions	(28)	(38)		(28)	(33)

Underlying	1,272	1,210	5	1,272	1,218	4

LICS[53]
Reported	50	47	(6)	50	(5)
Currency translation adjustment[22]		–			–
Acquisitions, disposals and dilutions	–	3		–	(3)

Underlying	50	50	–	50	(8)

Operating expenses
Reported	(614)	(616)	–	(614)	(673)	9
Currency translation adjustment[22]		3			–
Acquisitions, disposals and dilutions	17	19		17	19

Underlying	(597)	(594)	(1)	(597)	(654)	9

Underlying cost efficiency ratio	46.9%	49.1%		46.9%	53.7%

Profit before tax
Reported	989	909	9	989	785	26
Currency translation adjustment[22]		(3)			(3)
Own credit spread[24]	6	1		6	3
Acquisitions, disposals and dilutions	(11)	(16)		(11)	(17)

Underlying	984	891	10	984	768	28

For footnotes, see page 96.

94m

HSBC HOLDINGS PLC

Interim Management Report (continued)

North America

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	Change[23] %	30 June 2014 US$m	31 December 2013 US$m	Change[23] %

Net interest income
Reported	2,635	3,030	(13)	2,635	2,712	(3)
Currency translation adjustment[22]		(49)			(30)
Acquisitions, disposals and dilutions	–	(14)		–	–

Underlying	2,635	2,967	(11)	2,635	2,682	(2)

Other operating income
Reported	170	(228)		170	120	42
Currency translation adjustment[22]		4			1
Acquisitions, disposals and dilutions	–	114		–	(17)

Underlying	170	(110)		170	104	63

Revenue[13]
Reported	4,067	4,632	(12)	4,067	4,171	(2)
Currency translation adjustment[22]		(78)			(47)
Own credit spread[24]	45	22		45	203
Acquisitions, disposals and dilutions	–	105		–	(16)

Underlying	4,112	4,681	(12)	4,112	4,311	(5)

LICS[53]
Reported	(411)	(696)	41	(411)	(501)	18
Currency translation adjustment[22]		10			1
Acquisitions, disposals and dilutions	–	1		–	(1)

Underlying	(411)	(685)	40	(411)	(501)	18

Operating expenses
Reported	(2,837)	(3,276)	13	(2,837)	(3,140)	10
Currency translation adjustment[22]		36			23
Acquisitions, disposals and dilutions	–	14		–	–

Underlying	(2,837)	(3,226)	12	(2,837)	(3,117)	9

Underlying cost efficiency ratio	69.0%	68.9%		69.0%	72.3%

Profit before tax
Reported	825	666	24	825	555	49
Currency translation adjustment[22]		(33)			(24)
Own credit spread[24]	45	22		45	203
Acquisitions, disposals and dilutions	–	120		–	(17)

Underlying	870	775	12	870	717	21

For footnotes, see page 96.

94n

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Interim Management Report (continued)

Latin America

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	Change[23] %	30 June 2014 US$m	31 December 2013 US$m	Change[23] %

Net interest income
Reported net interest income	2,700	3,274	(18)	2,700	2,912	(7)
Currency translation adjustment[22]		(368)			(100)
Acquisitions, disposals and dilutions	(7)	(197)		(7)	(130)

Underlying net interest income	2,693	2,709	(1)	2,693	2,682	–

Other operating income
Reported other operating income	74	(1)		74	1,116	(93)
Currency translation adjustment[22]		(4)			(4)
Acquisitions, disposals and dilutions	(18)	(29)		(18)	(1,099)

Underlying other operating income	56	(34)		56	13	331

Revenue[13]
Reported revenue	4,265	4,958	(14)	4,265	5,610	(24)
Currency translation adjustment[22]		(561)			(175)
Acquisitions, disposals and dilutions	(27)	(294)		(27)	(1,272)

Underlying revenue	4,238	4,103	3	4,238	4,163	2

LICS[53]
Reported	(998)	(1,423)	30	(998)	(1,243)	20
Currency translation adjustment[22]		127			16
Acquisitions, disposals and dilutions	2	40		2	21

Underlying	(996)	(1,256)	21	(996)	(1,206)	17

Operating expenses
Reported	(2,893)	(3,069)	6	(2,893)	(2,861)	(1)
Currency translation adjustment[22]		333			95
Acquisitions, disposals and dilutions	9	194		9	115

Underlying	(2,884)	(2,542)	(13)	(2,884)	(2,651)	(9)

Underlying cost efficiency ratio	68.1%	62.0%		68.1%	63.7%

Profit before tax
Reported	374	466	(20)	374	1,506	(75)
Currency translation adjustment[22]		(101)			(64)
Acquisitions, disposals and dilutions	(16)	(60)		(16)	(1,136)

Underlying	358	305	17	358	306	17

For footnotes, see page 96.

94o

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Interim Management Report (continued)

Other information

Funds under management and assets held in custody

	Half-year to
	30 June 2014 US$bn	30 June 2013 US$bn	31 December 2013 US$bn

Funds under management
At beginning of period	921	910	902
Net new money	18	(2)	(16)
Value change	21	15	19
Exchange and other	4	(21)	16

At end of period	964	902	921

Funds under management by business
HSBC Global Asset Management	465	409	420
Global Private Banking	286	281	282
Affiliates	6	4	5
Other	207	208	214

	964	902	921

Comparisons are with 31 December 2013 unless stated otherwise.

Funds under management (‘FuM’) at 30 June 2014 amounted to US$964bn, an increase of 5%, primarily due to favourable market movements and net inflows in the first half of the year.

Global Asset Management FuM increased by 11% to US$465bn due to strong inflows, notably in fixed income products from our customers in Europe and Asia, net inflows from liquidity funds in Europe and North America and the transfer of FuM from other parts of the Group, which had previously been reported within Other FuM. In addition, FuM benefitted from favourable movements in bond and equity markets.

GPB FuM were broadly unchanged as favourable market and foreign exchange movements were largely offset by negative net new money in Europe as we continued to reposition our client base and disposed of our HSBC Trinkaus & Burkhardt AG business in Luxembourg. In the first half of 2014, we agreed to sell a portfolio of private banking assets in Switzerland to LGT Bank (Switzerland) Ltd. The portfolio had FuM of US$8.5bn at 31 December 2013 and the transaction is expected to complete in the second half of 2014.

Other FuM decreased by 3% to US$207bn, primarily due to the transfer of FuM into Global Asset Management noted above.

Assets held in custody and under administration

Custody is the safekeeping and servicing of securities and other financial assets on behalf of clients. At 30 June 2014, we held assets as custodian of US$6.6 trillion, 6% higher than the US$6.2 trillion held at 31 December 2013. This was mainly driven by new business in the UK, Australia and Hong Kong coupled with favourable foreign exchange movements.

Our assets under administration business, which includes the provision of bond and loan administration services and the valuation of portfolios of securities and other financial assets on behalf of clients, complements the custody business. At 30 June 2014, the value of assets held under administration by the Group amounted to US$3.2 trillion, which was 3% higher than at 31 December 2013. This was mainly driven by new business in the UK and Hong Kong and favourable foreign exchange movements.

Review of transactions with related parties

The FCA’s Disclosure Rules and Transparency Rules require the disclosure of related party transactions that have taken place in the first six months of the current financial year and any changes in the related party transactions described in the Annual Report and Accounts 2013 that have or could have materially affected the financial position or performance of HSBC. A review has been undertaken and any such related party transactions have been disclosed in the Interim Report 2014.

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Interim Management Report (continued)

Footnotes to pages 2 to 95

Financial highlights

1	Dividends recognised in the financial statements are dividends per ordinary share declared in the period and are not dividends in respect of, or for, the period.
2	The cost efficiency ratio is defined as total operating expenses divided by net operating income before loan impairment charges and other credit risk provisions.
3	From 1 January 2014, non-trading reverse repos and repos are presented as separate lines in the balance sheet. Previously, non-trading reverse repos were included within ‘Loans and advances to banks’ and ‘Loans and advances to customers’ and non-trading repos were included within ‘Deposits by banks’ and ‘Customer accounts’. Comparative data have been re-presented accordingly. Non-trading reverse repos and repos have been presented as separate lines in the balance sheet to align disclosure with market practice and provide more meaningful information in relation to loans and advances. The extent to which reverse repos and repos represent loans to/from customers and banks is set out in Note 11 on the Financial Statements.
4	The return on average ordinary shareholders’ equity is defined as profit attributable to shareholders of the parent company divided by average ordinary shareholders’ equity.
5	On 1 January 2014, CRD IV came into force and capital and RWAs at 30 June 2014 are calculated and presented on this basis. Prior to this date, capital and RWAs were calculated and presented on a Basel 2.5 basis. In addition, capital and RWAs at 31 December 2013 were also estimated based on the Group’s interpretation of final CRD IV legislation and final rules issued by the PRA.
6	Pre-tax return on average risk-weighted assets (‘RWA’s) is calculated using average RWAs based on a Basel 2.5 basis for all periods up to and including 31 December 2013 and on a CRD IV end point basis for 31 March 2014 and 30 June 2014.
7	The basis of calculation of the June 2014 leverage ratio has changed from previous disclosures based on the approach prescribed by the PRA. For further details of the leverage ratio, see page 186.
8	Each ADS represents five ordinary shares.
9	Total shareholder return is defined as the growth in share value and declared dividend income during the relevant period.
10	The Morgan Stanley Capital International World Banks Index.

Business and operating models

11	From 1 January 2014, the geographical region ‘Asia’ replaced the geographical regions previously reported as ‘Hong Kong’ and ‘Rest of Asia-Pacific’ (see Note 23 on the Financial Statements for further details). Comparative data have been re-presented to reflect this change.
12	The reporting structure of Hong Kong and the rest of Asia is aligned to the regional Asia management structure.
13	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.
14	Intermediation of securities, funds and insurance products, including Securities Services in GB&M.
15	Merger and acquisition, event and project financing, and co-investments in GPB.
16	Including Foreign Exchange, Rates, Credit and Equities.
17	Including portfolio management.
18	Including private trust and estate planning (for financial and non-financial assets).
19	Including hedge funds, real estate and private equity.
20	The sum of balances presented does not agree to consolidated amounts because inter-company eliminations are not presented here.
21	Targets for 2014-16 were announced at our Investor Update in May 2013.

Reconciliations of constant currency profit before tax

22	‘Currency translation adjustment’ is the effect of translating the results of subsidiaries and associates for the previous half-years at the average rates of exchange applicable in the current half-year.
23	Positive numbers are favourable: negative numbers are unfavourable.
24	Changes in fair value due to movements in own credit spread on long-term debt issued. This does not include the fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities.
25	The operating results of these disposals were removed from underlying results in addition to disposal gains and losses.
26	The operating results of these disposals were not removed from underlying results as they were not significant.
27	Other income in this context comprises net trading income, net income/(expense) from other financial instruments designated at fair value, gains less losses from financial investments, dividend income, net earned insurance premiums and other operating income less net insurance claims incurred and movement in liabilities to policyholders.
28	Excludes items where there are substantial offsets in the income statement for the same period.

Financial summary

29	Net interest income includes the cost of internally funding trading assets, while the related revenues are reported in net trading income. In our global business results, the total cost of funding trading assets is included within Global Banking and Markets’ net trading income as an interest expense.
30	Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’).
31	Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds. Net interest margin is net interest income expressed as an annualised percentage of AIEA.
32	The accounting for the disposal of our interest in Ping An is described on page 521 of the Annual Report and Accounts 2013. In the first half of 2013, we recognised a net gain on the completion of the Ping An disposal of US$553m which offset the US$553m loss on the contingent forward sale contract recognised in the second half of 2012. The gain of US$553m represented the net effect of the US$1,235m gain on derecognition of the Ping An equity securities classified as available-for-sale investments and recorded in ‘Gains less losses from financial investments’, offset by the US$682m adverse change in fair value of the contingent forward sale contract in the period to the point of delivery of the equity securities recorded in ‘Net trading income’.

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Interim Management Report (continued)

33	The cost of internal funding of trading assets was US$123m (first half of 2013: US$74m; second half of 2013: US$101m) and is excluded from the reported ‘Net trading income’ line and included in ‘Net interest income’. However, this cost is reinstated in ‘Net trading income’ in our global business reporting.
34	Net trading income includes an unfavourable movement of US$28m (first half of 2013: favourable movement of US$4m; second half of 2013: unfavourable movement of US$70m) associated with changes in the fair value of issued structured notes and other hybrid instrument liabilities derived from movements in HSBC issuance spreads.
35	The change in fair value related to movements in the Group’s credit spread on long-term debt resulted in an expense of US$215m in the first half of 2014 (first half of 2013: expense of US$19m; second half of 2013: expense of US$1.2bn).
36	Other changes in fair value include gains and losses arising from changes in the fair value of derivatives that are managed in conjunction with HSBC’s long-term debt issued.
37	Discretionary participation features.
38	Net insurance claims incurred and movement in liabilities to policyholders arise from both life and non-life insurance business. For non-life business, amounts reported represent the cost of claims paid during the year and the estimated cost of incurred claims. For life business, the main element of claims is the liability to policyholders created on the initial underwriting of the policy and any subsequent movement in the liability that arises, primarily from the attribution of investment performance to savings-related policies. Consequently, claims rise in line with increases in sales of savings-related business and with investment market growth.
Consolidated balance sheet

39	Net of impairment allowances.
40	On 1 January 2014, CRD IV came into force and capital resources at 30 June 2014 are calculated and presented on this basis. Prior to this date, capital resources were calculated and presented on a Basel 2.5 basis.
41	Capital resources are total regulatory capital, the calculation of which is set out on page 186.
42	Includes perpetual preferred securities.
43	The definition of net asset value per share is total shareholders’ equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue.
44	‘Currency translation’ is the effect of translating the assets and liabilities of subsidiaries and associates for the previous year-end at the rates of exchange applicable at the current period-end.
45	See Note 13 on the Financial Statements.
46	France primarily comprises the domestic operations of HSBC France, HSBC Assurances Vie and the Paris branch of HSBC Bank plc.

Reconciliation of RoRWA measures

47	Risk-weighted assets (‘RWA’s) and pre-tax return on average risk-weighted assets (‘RoRWA’).
48	Underlying RoRWA is calculated using underlying pre-tax return and reported average RWAs at constant currency and adjusted for the effects of business disposals.
49	Other includes treasury services related to the US Consumer Mortgage Lending business and commercial operations in run-off. US CML includes loan portfolios within the run-off business that are designated ‘held for sale’.

Analyses by global business and by geographical region

50	The main items reported under ‘Other’ are the results of HSBC’s holding company and financing operations, which includes net interest earned on free capital held centrally, operating costs incurred by the head office operations in providing stewardship and central management services to HSBC, along with the costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries. The results also include fines and penalties as part of the settlement of investigations into past inadequate compliance with anti-money laundering and sanctions laws, the UK bank levy together with unallocated investment activities, centrally held investment companies, gains arising from the dilution of interests in associates and joint ventures and certain property transactions. In addition, ‘Other’ also includes part of the movement in the fair value of long-term debt designated at fair value (the remainder of the Group’s movement on own debt is included in GB&M).
51	Assets by geographical region and global business include intra-HSBC items. These items are eliminated, where appropriate, under the headings ‘Intra-HSBC items’ or ‘Inter-segment elimination’.
52	For divested businesses, this includes the gain or loss on disposal and material results of operations as described on page 22.
53	Loan impairment charges and other credit risk provisions.
54	Share of profit in associates and joint ventures.
55	The Principal RBWM business measure excludes the effects of the US run-off portfolio and the disposed-of US CRS business. Concentrating on the Principal RBWM business allows management to identify material changes in the ongoing business and assess the factors and trends which are expected to have a material effect on it in future years. Tables which reconcile reported RBWM financial measures to Principal RBWM financial measures are provided in the Form 6-K filed with the SEC, which is available on www.hsbc.com.
56	‘Investment distribution’ includes Investments, which comprises mutual funds (HSBC manufactured and third party), structured products and securities trading, and Wealth Insurance distribution, consisting of HSBC manufactured and third-party life, pension and investment insurance products.
57	‘Other personal lending’ includes personal non-residential closed-end loans and personal overdrafts.
58	‘Other’ includes the distribution and manufacturing (where applicable) of retail and credit protection insurance, any gains or losses on business disposals, movements in non-qualifying hedges, losses arising from a review of compliance with the Consumer Credit Act in the UK in 2014 and loss on disposal of HFC UK Bank secured lending portfolio in 2013.
59	In the analysis of global businesses, net trading income/(expense) comprises all gains and losses from changes in the fair value of financial assets and financial liabilities classified as held for trading, related external and internal interest income and interest expense, and dividends received; in the statutory presentation internal interest income and expense are eliminated.
60	The management view of income reflects the new management structure of GB&M which has been in place since 12 August 2013. Comparatives have been re-presented for this change.
61	Figures on a reported basis, unless otherwise stated.
62	In the first half of 2014, Markets included an unfavourable value movement of US$28m on structured liabilities (first half of 2013: favourable fair value movement of US$4m; second half of 2013: adverse fair value movement of US$70m).

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Interim Management Report (continued)

63	‘Other’ in GB&M includes net interest earned on free capital held in the global business not assigned to products, gains resulting from business disposals. Within the management view of total operating income, notional tax credits are allocated to the businesses to reflect the economic benefit generated by certain activities which is not reflected within operating income, for example notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRS basis, the offset to these tax credits are included within ‘Other’.
64	‘Client assets’ are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately. The main components of client assets are funds under management, which are not reported on the Group’s balance sheet, and customer deposits, which are reported on the Group’s balance sheet. Client assets at 30 June 2014 included US$12bn (31 December 2013: US$12.5bn) of client assets held for sale.
65	Inter-segment elimination comprises (i) the costs of shared services and Group Service Centres included within ‘Other’ which are recovered from global businesses, and (ii) the intra-segment funding costs of trading activities undertaken within GB&M. HSBC’s Balance Sheet Management business, reported within GB&M, provides funding to the trading businesses. To report GB&M’s net trading income on a fully funded basis, ‘Net interest income/(expense)’ and ‘Net interest income/(expense) on trading activities’ are grossed up to reflect internal funding transactions prior to their elimination in the inter-segment column.
66	Net insurance claims incurred and movement in liabilities to policyholders.
67	‘Employee expenses’ comprises costs directly incurred by each global business. The reallocation and recharging of employee and other expenses directly incurred in the ‘Other’ category is shown in ‘Other operating expenses’.
68	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.

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Interim Management Report (continued)

Risk

There have been no material changes to our policies and practices regarding risk management and governance as described in the Annual Report and Accounts 2013 except that new enhanced global AML and sanctions policies and a globally consistent approach to the risk management of conduct were approved by the Board in the first half of 2014 as described in Compliance risk on page 166. In addition, the Financial Intelligence Unit was established in the Security and Fraud Risk and Financial Crime Compliance functions as described under Operational risk on page 165.

A description of the principal risks and uncertainties for the remaining six months of the financial year is on page 100.

A summary of our current policies and practices regarding risk is provided in the Appendix to Risk on page 266 of the Annual Report and Accounts 2013.

Risk profile

Managing our risk profile

•	A strong balance sheet is core to our philosophy.

•	Our portfolios remain aligned to our risk appetite and strategy.

•	Our risk management framework is supported by robust forward-looking risk identification.

Maintaining capital strength and strong liquidity position

•	Our common equity end point tier 1 capital ratio remains strong at 11.3%.

•	We have sustained our strong liquidity position throughout the first half of 2014.

•	The ratio of customer advances to deposits remains significantly below 90%.

Strong governance

•	Robust risk governance and accountability is embedded across the Group.

•	The Board, advised by the Group Risk Committee, approves our risk appetite.

•	Our Regulatory Compliance and Financial Crime Compliance functions provide intense focus on these areas.

•	Our global risk operating model supports adherence to globally consistent standards and risk management policies across the Group.

Our top and emerging risks

•	Macroeconomic and geopolitical risk.

•	Macro-prudential, regulatory and legal risks to our business model.

•	Risks related to our business operations, governance and internal control systems.

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Interim Management Report (continued)

Managing risk

Robust risk governance and accountability are embedded throughout the Group, fostering a continuous monitoring of the risk environment and an integrated evaluation of risks and their interactions.

Our risk governance framework ensures the appropriate oversight of and accountability for the effective management of risk, including financial crime risk, at Group, regional and global business levels.

Our risk profile is underpinned by our core philosophy of maintaining a strong balance sheet and liquidity position, and capital strength. We continued to sustain a conservative risk profile during the first half of 2014 by managing and, where appropriate, reducing exposure to the most likely areas of stress:

•	we managed selectively our exposure to sovereign debt and bank counterparties to ensure that the overall quality of the portfolio remained strong;

•	we regularly assessed higher-risk countries and adjusted our risk appetite and exposures accordingly;

•	we repositioned certain portfolios through our six filters process (see page 13) and our focus on selected products or customer segments;

•	we made our client selection filters more robust in managing the risk of financial crime; and

•	we mitigated risks, for example reputational and operational, when they were forecast to exceed our risk appetite.

The diversification of our lending portfolio across global businesses and regions, together with our broad range of products, ensured that we were not overly dependent on a limited number of countries or markets to generate income and growth.

Top and emerging risks

During the first half of 2014, senior management paid particular attention to a number of top and emerging risks.

Our approach to identifying and monitoring top and emerging risks is described on page 17. Our current ones are as follows:

Macroeconomic and geopolitical risk

Emerging markets slowdown

Increased geopolitical risk

Emerging markets slowdown

Economic growth in emerging markets remained weak in the first half of 2014. Monetary policy in a number of emerging markets was restrictive to counter the risk of capital outflows which could have had negative effects on economic growth. Political tensions in certain countries, including Syria, Ukraine and Thailand, deterred investors and increased the risk that they would fail to meet financing requirements. Forthcoming elections in a number of countries may increase instability and put pressure on currencies.

In mainland China, whilst the absolute level of GDP growth remained relatively high, the rate of growth declined more sharply than expected as a result of tighter central government controls over local government finances and the shadow banking sector. The economic situation in Argentina remained challenging following the devaluation of the peso in early 2014, the US Supreme Court’s decision to oblige Argentina to repay hold-out debt holders and the subsequent technical default by the country.

Potential impact on HSBC

•	We earn a significant proportion of our profits from our operations in emerging markets. HSBC’s results could be adversely affected by a prolonged slowdown in emerging market growth.

•

Global trade and capital flows may contract as a result of weaker economic growth in emerging markets, the introduction of protectionist measures, the emergence of geopolitical risks or increasing redenomination risk. This may also curtail our profitability.

Mitigating actions

•

We closely monitor developments in emerging markets to ensure trends are identified, the implications for specific customers or customer segments are assessed and appropriate action is taken as circumstances evolve.

•

We have conducted a number of stress tests to assess the effect of changes in economic conditions in Asia, and particularly in mainland China, on our operations. These factored in a China hard landing scenario (see page 139 of

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Interim Management Report (continued)

the Annual Report and Accounts 2013). In the first half of 2014, we ran a further stress test which assumed a significant deceleration of growth in mainland China and a sharp contraction in Hong Kong (see page 108).

Increased geopolitical risk

Our operations are exposed to risks arising from political instability and civil unrest in a number of countries, which may have a wider effect on regional stability and regional and global economies.

Geopolitical risk rose in the first half of 2014 as a result of the crisis in Ukraine and the possibility of military escalation and/or civil war. Further sanctions against the Russian government remain a possibility, which could affect foreign investment in Russia.

Geopolitical risk remained high in the Middle East with the crisis between Israel and Palestine, unrest in Egypt, the civil war in Syria and the conflict in Iraq. Negotiations continued on restricting the scope of Iranian nuclear activities, which add to the risks in the region.

In Asia, there was no easing in the maritime sovereignty disputes involving mainland China and Japan as the Chinese government sought to extend its influence over the South and East China Seas.

In Turkey, the continued political uncertainty led to market volatility and placed the currency under pressure.

Potential impact on HSBC

•

Our results are subject to the risk of loss from unfavourable political developments, currency fluctuations, social instability and changes in government policies on matters such as expropriation, authorisations, international ownership, interest-rate caps, foreign exchange transferability and tax in the jurisdictions in which we operate. Actual conflict could put our staff in danger and bring physical damage to our assets.

Mitigating actions

•

We monitor the geopolitical and economic outlook, in particular in countries where we have material exposures and a physical presence. Our internal credit risk rating of sovereign counterparties takes these factors into account and drives our appetite for conducting business in those countries. Where necessary, we adjust our country limits and exposures to reflect our appetite and mitigate risks as appropriate.

•	Our sanctions screening processes and governance have been strengthened through our Global Standards programme.

Macro-prudential, regulatory and legal risks to our business model

Regulatory developments affecting our business model and Group profitability

Regulatory investigations, fines, sanctions, commitments and consent orders and requirements relating to conduct of business and financial crime negatively affecting our results and brand

Dispute risk

Financial service providers face increasingly stringent and costly regulatory and supervisory requirements, particularly in the areas of capital and liquidity management, conduct of business, operational structures and the integrity of financial services delivery. Increased government intervention and control over financial institutions, together with measures to reduce systemic risk, may significantly alter the competitive landscape locally, regionally and/or globally for some or all of the Group’s businesses. These measures may be introduced as formal requirements in a super-equivalent manner and to differing timetables by regulatory regimes.

Regulatory developments affecting our business model and Group profitability

Several regulatory changes are likely to affect the activities both of the Group as a whole and of some or all of our principal subsidiaries. These changes include:

•

the UK’s Financial Services (Banking Reform) Act 2013 which gave effect to the recommendations of the Independent Commission on Banking (‘ICB’) in relation to the ring-fencing of our UK retail banking activities from wholesale banking, together with the structural separation of other activities as envisaged in the legislation and rules adopted in the US (including the Volcker Rule adopted in December 2013 under the Dodd-Frank Act) and potential changes across the EU (including a proposed Regulation on structural measures for EU credit institutions);

•	requirements flowing from arrangements for the recovery and resolution of the Group and its individual operating entities, which may have different effects in different countries;

•	the implementation of extra-territorial laws,

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Interim Management Report (continued)

including the Foreign Account Tax Compliance Act (‘FATCA’) and other related initiatives to share tax information such as those pursued by the OECD;

•

changes in the regime for the operation of capital markets, notably mandatory central clearing of over the counter (‘OTC’) derivatives, including under the Dodd-Frank Act and the EU’s European Market Infrastructure Regulation (‘EMIR’);

•

changes arising from the increasing focus by regulators on how institutions conduct business, particularly with regard to the delivery of fair outcomes for customers, promoting effective competition in the interests of consumers (including the recently announced proposals for an investigation by the UK Competition and Markets Authority on the personal current account and SME banking market in the UK) and ensuring the orderly and transparent operation of global financial markets. Focus also increases on remuneration and on increasing management accountability, the latter to meet requirements under CRD IV and the UK Banking Reform Act;

•

the implementation of significant parts of CRD IV which are yet to be finalised and applied, notably the UK application of the capital buffer framework and its interaction with Pillar 2 and the Financial Policy Committee’s (‘FPC’s) July 2014 consultation on proposals for the development of a UK leverage ratio;

•	the ECB Asset Quality Review (‘AQR’), which may require a substantial recapitalisation among eurozone banks;

•	the tightening by regulators in a number of countries of credit controls on mortgage lending and unsecured portfolios; and

•	the continued risk of further changes to regulation relating to taxes affecting financial service providers, including financial transaction taxes.

Potential impact on HSBC

•

Proposed changes in and/or the implementation of regulations including mandatory central clearing of OTC derivatives, EMIR, ring-fencing and similar requirements, the Volcker Rule, recovery and resolution plans, FATCA and findings from competition orientated enquiries and investigations may affect the manner in which we conduct our activities and how the Group is structured. These measures have the potential to increase our cost of doing business and curtail the types of business we can carry out, with the consequent risk of decreased profitability.

•

Mandatory central clearing of OTC derivatives also brings new risks to HSBC in our role as a clearing member, as we will be required to underwrite losses incurred by central clearing counterparties from the default of other clearing members and their clients. Hence central clearing brings with it a new element of interconnectedness between clearing members and clients which we believe may increase rather than reduce our exposure to systemic risk.

•

Increased regulation of conduct of business (including incentive structures and remuneration) and management accountability may affect the industry in areas such as employee recruitment and retention, product pricing and profitability in both retail and wholesale markets. HSBC’s businesses may be affected by these developments.

•

Potential market disruption from the AQR, including the possible re-emergence of concerns over the eurozone, may affect us directly through our exposure to eurozone banks and sovereigns, and indirectly should there be any diminution in economic activity in the eurozone.

Mitigating actions

•

We are engaged closely with governments and regulators in the countries in which we operate to help ensure that the new requirements are considered properly and can be implemented in an effective manner.

•

We are focused on developing a global approach to the risk management of conduct and have established a Conduct & Values Committee as a sub-committee of the Board to oversee the framework and its implementation across the Group.

•	We have enhanced our governance around central clearing counterparties and appointed specialists to manage the associated liquidity and collateral risks.

Regulatory investigations, fines, sanctions, commitments and consent orders and requirements relating to conduct of business and financial crime negatively affecting our results and brand

Financial service providers are at risk of regulatory sanctions or fines related to conduct of business and financial crime. The incidence of regulatory

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Interim Management Report (continued)

proceedings and other adversarial proceedings against financial service firms is increasing.

Regulatory commitments and consent orders

In December 2012, HSBC Holdings, HSBC North America Holdings Inc. (‘HNAH’), and HSBC Bank USA, N.A. (‘HSBC Bank USA’) entered into agreements with US and UK authorities in relation to investigations regarding past inadequate compliance with AML and sanctions laws. Among other agreements, HSBC Holdings and HSBC Bank USA entered into a five-year deferred prosecution agreement (‘US DPA’) with the US Department of Justice (‘DoJ’) and HSBC Holdings entered into a two-year DPA with the District Attorney of New York County (the ‘DANY DPA’). HSBC Holdings also entered into an undertaking with the FSA (revised as the ‘FCA Direction’ following the UK regulatory restructuring in April 2013) to comply with certain forward-looking obligations with respect to AML and sanctions requirements. In addition, HSBC Holdings entered into a cease and desist order with the US Federal Reserve Board (‘FRB’) with respect to compliance with US AML and sanctions requirements.

The agreements with the DoJ and the FRB and the FCA Direction require us to retain an independent monitor to evaluate our progress in fully implementing our obligations and produce regular assessments of the effectiveness of our Financial Crime Compliance function. The Monitor is discussed on page 15.

HSBC Bank USA is also subject to an agreement entered into with the Office of the Comptroller of the Currency (‘OCC’) in December 2012, the Gramm-Leach-Bliley Act Agreement (‘GLBA Agreement’). See pages 144 and 556 of the Annual Report and Accounts 2013 for further information on the GLBA Agreement and other consent orders, respectively.

Potential impact on HSBC

•

It is difficult to predict the outcome of the regulatory proceedings involving our businesses. Unfavourable outcomes may have a material adverse effect on our reputation, brand and results, including loss of business and withdrawal of funding.

•

Our significant involvement in facilitating international capital flows and trade exposes the Group to the risk of financial crime or inadvertently breaching restrictions and sanctions imposed by the Office of Foreign Assets Control (‘OFAC’) and other regulators.

•

Breach of the US DPA at any time during its term may allow the DoJ to prosecute HSBC Holdings or HSBC Bank USA in relation to the matters which are the subject of the US DPA. Breach of the DANY DPA may allow the District Attorney of New York County to prosecute HSBC Holdings in relation to the matters which are the subject of that DPA.

•

Failure to comply with the requirements of consent orders or the GLBA within the time periods specified in them or otherwise as may be extended, could result in supervisory action (see page 145 of the Annual Report and Accounts 2013 for more information about the consequences of not complying with the GLBA) Any such action could have a material adverse effect on the consolidated results and operation of HSBC.

Mitigating actions

•

Steps to address many of the requirements of the DPAs, the FCA Direction, the GLBA Agreement and associated regulatory agreements have either already been taken or are under way in consultation with the relevant regulatory agencies. These include simplifying the Group’s control structure, strengthening the governance structure with new leadership appointments, revising key policies and implementing consistent procedures and controls shaped by the highest or most effective standards available in any location where the Group operates to detect, deter and protect against financial crime through our Global Standards programme. In addition, we have substantially increased spending and staffing in the Financial Crime Compliance and Regulatory Compliance functions in the past few years.

•

There can be no assurance that these remedial measures taken to date will be effective or that we will not have to take additional remedial measures in the future to comply with the terms of the DPAs, the FCA Direction or the GLBA Agreement.

Conduct of business

Regulators in the UK and other countries have continued to increase their focus on ‘conduct’ matters including sales processes and incentives (including remuneration practices), product and investment suitability and more general conduct of business and market conduct concerns.

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In the UK, the FCA are making increasing use of existing and new powers of intervention and enforcement, including powers to consider past business undertaken and implement customer compensation and redress schemes or other, potentially significant, remedial work. They are also regulating areas of activity not previously regulated by them, such as consumer credit, and considering competition issues in the markets they regulate. Additionally, the FCA and other regulators increasingly take actions in response to customer complaints or where they see poor customer outcomes, either specific to an institution or more generally in relation to a particular product. There have been recent examples of this approach by regulators in the context of the possible mis-selling of PPI, of interest rate hedging products for SMEs and of wealth management products.

The Group also continues to be subject to a number of other regulatory proceedings, including investigations and reviews by various national regulatory, competition and enforcement authorities related to certain past submissions made by panel banks and the process for making submissions in connection with the setting of Libor, Euribor and other benchmark interest rates. There are also investigations into currency benchmarks and credit default swaps.

Potential impact on HSBC

•

Regulators in the UK and other countries may identify future industry-wide mis-selling, market conduct or other issues that could affect the Group. This may lead from time to time to significant direct costs or liabilities and/or changes in the practices of such businesses. Also, decisions taken by bodies such as the Financial Ombudsman Service in the UK (or similar overseas bodies) in relation to customer complaints could, if applied to a wider class or grouping of customers, have a material adverse effect on the operating results, financial condition and prospects of the Group.

Mitigating actions

•	Programmes to actively manage and mitigate conduct risk have been initiated in all global businesses and functions.

•

Incentive plans introduced in RBWM in 2013 and 2014 have removed the formulaic link between product sales and variable pay, focusing instead on relationship management activities that support meeting customer needs, improving customer outcomes and sales quality.

•	HSBC and its subsidiaries are cooperating fully with all regulatory investigations and reviews.

Dispute risk

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Further details are provided in Note 25 on the Financial Statements.

Potential impact on HSBC

•	Dispute risk gives rise to potential financial loss and significant reputational damage which could adversely affect customer and investor confidence.

Mitigating actions

•	We continue to focus on identifying emerging regulatory and judicial trends in order to limit exposure to litigation or regulatory enforcement action in the future.

•	We are enhancing our financial crime and regulatory compliance controls and resources.

Risks related to our business operations, governance and internal control systems

Heightened execution risk

People risk

Stress test impact risk

Social media risk

Internet crime and fraud

Information security risk

Data management

Model risk

Heightened execution risk

HSBC is facing heightened execution risk due to a number of factors including the volume and complexity of projects needed to meet regulatory requirements and support business initiatives which are moving into implementation phases in 2014; the degree of organisational change, including the restructuring of our Compliance function into two distinct sub-functions, Financial Crime Compliance and Regulatory Compliance; and external factors, including the challenging macroeconomic environment and the extent and pace of regulatory change. In addition, the implementation of our strategy to simplify our business, which involves withdrawing from certain markets, presents disposal risks.

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Interim Management Report (continued)

Potential impact on HSBC

•	These factors may affect the successful delivery of our strategic priorities.

•

The potential risks of disposals include regulatory breaches, industrial action, loss of key personnel and interruption to systems and processes during business transformation. They can have both financial and reputational implications.

Mitigating actions

•	We have strengthened our prioritisation and governance processes for significant projects and have invested in our project implementation and IT capabilities.

•	Risks related to organisational change and disposals are subject to close management oversight.

•

Our planning and stress testing processes consider the effect of potential internal risks or risks arising from the external environment on our earnings and capital position and actions by management to mitigate them.

People risk

The demands being placed on the human capital of the Group are unprecedented. The cumulative workload arising from a regulatory reform programme that is often extra-territorial and still evolving is hugely consumptive of human resources, placing increasingly complex and conflicting demands on a workforce where the expert capability set is in short supply and globally mobile.

Potential impact on HSBC

•

Changes in remuneration policy and practice resulting from the new regulations under CRD IV apply globally to all employees of EU headquartered banks. The key change is the application of a cap on variable pay that can be paid to any ‘material risk-taker’ (being employees who have been identified as having a material impact on the institution’s risk profile). This presents significant challenges for HSBC given the fact that as a worldwide business, a significant number of our material risk takers are based outside the EU.

•	The proposals for a senior persons regime are being made to set clearer expectations of the behaviour of both senior and more junior employees.
•

The PRA consultation on clawback proposes extending the Remuneration Code to require all PRA-authorised firms to amend employment contracts to be able to apply clawback to vested variable remuneration on a Group-wide basis.

•	Implementing organisational changes to support the Group’s strategy has the potential to lead to increased staff turnover.

Mitigating actions

•

The changes in remuneration under the new CRD IV regulations has necessitated a review of our remuneration policy, especially the balance between fixed and variable pay, to ensure we can remain competitive on a total compensation basis and retain our key talent.

•	Risks related to organisational change and disposals are subject to close management oversight.

•	We continue to increase the level of specialist resources within Financial Crime Compliance, Regulatory Compliance and stress testing.

Stress test impact risk

The quantity, granularity and timelines of major regulatory stress test programmes give rise to a range of risks including:

•	governance, organisation and people risk, due to the concurrent nature of the stress test exercises;

•	data risk, arising from the unprecedented volume and granularity of data requested as part of these programmes;

•	model risk, due to the significant increase in the number of models used by the Group, the speed with which they have been introduced and the extended use of models in new areas;

•	regulatory and consent order risk, which may arise should regulators identify deficiencies in our stress test results and processes;

•	capital planning risk, should regulators’ assessment of stress test results lead to them objecting to planned capital actions, including the payment of dividends;

•	execution risk, due to the number and complexity of stress tests under way at the same time;

•	disclosure risk, as the publication of stress test results by regulators may have an unexpected effect on a bank’s business and/or reputation; and

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Interim Management Report (continued)

•	counterparty and market disruption risk, which could arise should a number of banks fail the stress test exercises.

Potential impact on HSBC

•

Banks will be assessed against qualitative as well as quantitative standards and may be judged to fall short against either. If such an event were to arise for HSBC or one of its regulated entities, regulators have a number of options to remedy or mitigate the perceived failing.

•	HNAH is required to re-submit its capital plan and make improvements to its stress testing processes following the FRB’s objection to its capital plan on qualitative grounds (see page 108).

Mitigating actions

•

We created a Stress Testing Management Board with appropriate subordinate Steering Committees in early 2014, chaired by the Group Finance Director, to ensure appropriate senior management oversight and governance of the stress test programmes. Updates are provided at each meeting of the Risk Management Meeting of the GMB and the Group Risk Committee.

Social media risk

The rapid growth of social media increases the risk that speculation about HSBC or customer complaints, either specific to HSBC or more generally in relation to a particular product, may be spread through the use of these channels.

Potential impact on HSBC

•	This could have an adverse effect on our reputation and brand and potentially our share price.

Mitigating actions

•	We monitor social media activity globally, using a dedicated software platform. This enables us to identify, manage and respond to issues where required.

Internet crime and fraud

With the ever-growing acceptance of, and demand for, internet and mobile services by customers, HSBC is increasingly exposed to fraudulent and criminal activities via these channels. We also face the risk of breakdowns in processes or procedures and systems failure or unavailability, and our business is subject to disruption from events that are wholly or partially beyond our control, such as internet crime and acts of terrorism.

Potential impact on HSBC

•

Internet crime and fraud could result in financial loss and/or customer data and sensitive information being compromised. They may also give rise to losses in service to customers. The same threats apply equally when we rely on external suppliers or vendors to provide services to us and our customers.

Mitigating actions

•	We continually assess these threats as they evolve and adapt our controls to mitigate them.

•	We have increased our defences through enhanced monitoring and have implemented additional controls, such as two-factor authentication, to reduce the possibility of losses from fraud.

Information security risk

The security of our information and technology infrastructure is crucial for maintaining our banking applications and processes while protecting our customers and the HSBC reputation and brand. HSBC and other multinational organisations continue to be the targets of cyber-attacks, which may disrupt services including the availability of our external facing websites, compromise organisational and customer information or expose security weaknesses.

Potential impact on HSBC

•

Information security risk gives rise to potential financial loss and reputational damage which could adversely affect customer and investor confidence. Loss of customer data would also result in regulatory breaches which could result in fines and penalties being incurred.

Mitigating actions

•

We have invested significantly in addressing this risk through increased training to raise staff awareness of the requirements, enhanced multi-layered controls protecting our information and technical infrastructure, and heightened monitoring and management of potential cyber-attacks.

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Interim Management Report (continued)

Data management

HSBC must have a clear data strategy to meet the volume, granularity, frequency and scale of regulatory and other reporting requirements as well as to comply with the principles for effective risk data aggregation and risk reporting as set out by the Basel Committee on Banking Supervision (‘the Basel Committee’) in its paper.

Potential impact on HSBC

•	Ineffective data management could adversely affect our ability to aggregate and report complete, accurate and consistent data to regulators, investors and senior management on a timely basis.

•	Financial institutions that fail to meet their Basel Committee data obligations by the end of 2015 may face supervisory measures.

Mitigating actions

•

Since the Data Strategy Board was established in 2012, we have set the data strategy for the Group and defined Group-level principles, standards and policies to enable consistent data aggregation, reporting and management.

•	Key initiatives and projects to deliver our data strategy and work towards meeting our Basel Committee data obligations are in progress.

Model risk

HSBC uses models for a range of purposes in managing its business, including regulatory and economic capital calculations, stress testing, granting credit, pricing and financial reporting. Model risk is the potential for adverse consequences as a result of decisions based on incorrect model outputs and reports or the use of such information for purposes for which it was not designed. Model risk could arise from models that are poorly developed, implemented or used, or from the modelled outcome being misunderstood and acted upon inappropriately by management. The regulatory environment and supervisory concerns over banks’ use of internal models to determine regulatory capital further contribute to model risk.

Potential impact on HSBC

•	HSBC could incur losses or be required to hold additional capital as a result of model limitations or failure.

•	Supervisory concerns over the internal models and assumptions used by banks in the calculation of regulatory capital have led to the imposition of risk weight and loss given default floors. Such changes have the potential to increase our capital requirement and/or make it more volatile.

Mitigating actions

•

We mitigate model risk through appropriate governance over model development, usage and validation, together with independent review, monitoring and feedback to ensure our models remain fit for purpose and compliant, where relevant, with regulatory expectations.

Areas of special interest

During the first half of 2014, there were a number of particular areas of focus as a result of the effect they have on the Group. Whilst these areas may already have been identified in Top and Emerging risks, further details of the actions taken in the last six months is provided below.

Financial crime compliance and regulatory compliance

In recent years, we have experienced increasing levels of compliance risk as regulators and other agencies pursued investigations into historical activities, and we continue to work with them in relation to existing issues. This has included the matters giving rise to the DPAs reached with US authorities in relation to investigations regarding inadequate compliance with AML and sanctions law, and the related undertaking with the FCA (the ‘FCA Direction’). The work of the Monitor, who has been appointed to assess our progress against our various obligations, including the DPAs, is discussed on page 15.

We have also responded to a number of investigations by the FCA into the mis-selling in the UK of certain products, including sales of PPI and of interest rate hedging products to SMEs. In addition, we have been involved in investigations and reviews by various regulators and competition enforcement authorities related to certain past submissions made by panel banks and the process for making submissions in connection with the setting of Libor, Euribor and other benchmark interest rates, along with investigations into currency benchmarks and credit default swaps.

It is clear from both our own and wider industry experience that the level of activity among regulators and law enforcement agencies in investigating possible breaches of regulations has increased, and

HSBC HOLDINGS PLC

Interim Management Report (continued)

that the direct and indirect costs of such breaches can be significant. Coupled with a substantial rise in the volume of new regulation, much of which has some element of extra-territorial reach, and the geographical spread of our businesses, we believe that the level of inherent compliance risk that we face as a Group will continue to remain high for the foreseeable future.

Further information about our compliance risk management and the changes being made may be found on page 166.

Regulatory stress tests

We are subject to regulatory stress testing in many jurisdictions, which have increased both in frequency and in the granularity of information required by supervisors. These exercises are designed to assess the resilience of banks to adverse market developments and ensure that they have robust, forward-looking capital planning processes that account for their unique risks and include among others, the programmes of the FRB, the European Banking Authority (‘EBA’), the ECB, the PRA, and the HKMA.

HNAH participated in the Comprehensive Capital Analysis and Review (‘CCAR’) and Dodd-Frank Stress Testing (‘DFAST’) programmes of the FRB and HSBC Bank USA in the OCC’s DFAST programme. HNAH and HSBC Bank USA made submissions under these programmes on 6 January 2014. On 26 March 2014, the FRB informed HNAH that it objected to HNAH’s capital plan on qualitative grounds and a resubmission of its capital plan is required by 5 January 2015 together with improvements to its stress testing processes. However, the FRB approved the capital actions included in HNAH’s CCAR submission and HNAH may proceed with the payment of dividends on the outstanding preferred shares and trust preferred securities of HNAH and its subsidiaries. HNAH also made its mid-cycle DFAST submission in July 2014.

The Group is taking part in the PRA concurrent stress test programme involving all major UK banks. This exercise comprised the EBA base scenario and a stress scenario reflecting the vulnerabilities facing the UK banking system, including significant declines in the value of sterling, residential and commercial property prices and bond and equity prices, along with a downturn in economic activity and rising unemployment. We made our submission to the PRA at the end of June 2014. The Group also participates in the complementary programme of regular data provision to the Bank of England under its Firm Data Submission Framework.

In addition, we are taking part in the stress test exercise run by the EBA. The base scenario covers a wide range of risks including credit, market, securitisation, sovereign and funding risks. The adverse macro-economic scenario includes country-specific shocks to sovereign bond spreads, short-term interest rates and residential property prices together with a decline in world trade, currency depreciation in Central and Eastern Europe and slow-downs or contractions in GDP growth around the world.

HSBC France and HSBC Malta are participating in the AQR, run as part of the ECB’s comprehensive assessment prior to inception of the Single Supervisory Mechanism. The AQR involved the submission of loan tapes and a detailed file review. HSBC France and HSBC Malta are now subject to the ECB’s stress testing process, which is currently under way using the EBA scenarios.

The Hongkong and Shanghai Banking Corporation participated in the HKMA stress test exercise in the first half of 2014. The HKMA stress scenario envisaged a significant deceleration of growth in mainland China and a sharper contraction in Hong Kong.

Disclosures by regulators of their evaluation of these exercises are expected to be announced later in the year and we expect to be assessed on both a quantitative and qualitative basis, the latter focusing on our portfolio quality, data provision, stress testing capability and internal management processes.

Stress testing is an increasingly important tool for regulators to assess vulnerabilities in the banking sector and in individual banks, the results of which could have a significant effect on minimum capital requirements, risk and capital management practices and planned capital actions including the payment of dividends going forward.

A summary of our stress testing and scenario analysis programme is provided on page 139 of the Annual Report and Accounts 2013.

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Interim Management Report (continued)

Credit risk

Credit risk in the first half of 2014	110	Loans and advances excluding held for sale: total exposure, impairment allowances and charges	110
Credit exposure	111
Maximum exposure to credit risk	111	Maximum exposure to credit risk	112
Total personal lending	113
Mortgage lending	113
Other personal lending	113	Total personal lending	113
Non-US mortgage lending	114	Mortgage lending products	115
Mortgage lending in the US	116	HSBC Finance US CML – residential mortgages	116
		HSBC Finance: foreclosed properties in the US	117
		Trends in two months and over contractual delinquency in the US	117
Wholesale lending	118	Total wholesale lending	118
Corporate and commercial	120
Credit quality of financial instruments	120	Distribution of financial instruments by credit quality	121
Past due but not impaired gross financial instruments	124	Past due but not impaired loans and advances to customers and banks by geographical region	124
		Ageing analysis of days past due but not impaired gross financial instruments	125
Renegotiated loans and forbearance	126	Renegotiated loans and advances to customers	126
		Renegotiated loans and advances to customers by geographical region	127
HSBC Finance loan modifications and re-ageing	128	Gross loan portfolio of HSBC Finance real estate secured balances	129
		Movement in HSBC Finance renegotiated real estate balances	129
		Number of renegotiated real estate secured accounts remaining in HSBC Finance’s portfolio	129
Impaired loans	129	Impaired loans and advances to customers and banks by industry sector	130
Impairment of loans and advances	130	Impairment allowances on loans and advances to customers by geographical region	131
		Net loan impairment charge to the income statement by geographical region	132
		LICs by geographical region	132
		LICs by industry	132
Loan impairment in the first half of 2014	133	Movement in impairment allowances on loans and advances to customers and banks	134
		Charge for impairment losses as a percentage of average gross loans and advances to customers by geographical region	135
		Reconciliation of reported and constant currency changes by geographical region	135
Concentration of exposure	136
Financial investments	136
Trading assets	136	Trading assets	136
Derivatives	136
Loans and advances	136	Gross loans and advances by industry sector	137
		Gross loans and advances to customers by industry sector and by geographical region	138
		Loans and advances to banks by geographical region	139
		Reverse repos – non-trading by geographical region	139
		Gross loans and advances to customers by country	140
Risk elements in the loan portfolio	142a	Analysis of risk elements in the loan portfolio by geographical region	142c
Securitisation exposures and other structured products	143	Overall exposure of HSBC	143
		Movement in the available-for-sale reserve	143
		Carrying amount of HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss	144
Representations and warranties related to mortgage sales and securitisation activities	147

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Interim Management Report (continued)

Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. It arises principally from direct lending, trade finance and leasing business, but also from certain other products such as guarantees and credit derivatives and from holding assets in the form of debt securities.

There have been no material changes to our policies and practices for the management of credit risk as described in the Annual Report and Accounts 2013. Following the change in balance sheet presentation explained on page 41, non-trading reverse repos are shown separately on the face of the balance sheet and are no longer included in ‘Loans and advances to customers’ and ‘Loans and advances to banks’. Comparative data have been re-presented accordingly. As a result, any analysis that references loans and advances to customers or banks excludes non-trading reverse repos to customers or banks, respectively. The amount of the non-trading reverse repos to customers and banks is set out on page 121.

A summary of our current policies and practices regarding credit risk is provided in the Appendix to Risk on page 266 of the Annual Report and Accounts 2013.

Credit risk in the first half of 2014

Total exposure to credit risk increased in the first half of 2014 with gross loans and advances of US$1,189bn recorded at 30 June 2014, compared with US$1,127bn at 31 December 2013.

During the first half of 2014, there was an overall increase in loans and advances of US$61bn which was accompanied by an overall decrease in impairment allowances of US$1.2bn, principally reflecting run-off of the CML portfolios within North America.

The following commentary is on a constant currency basis.

Total personal lending of US$416bn at 30 June 2014, was broadly unchanged from 31 December 2013. Decreases in lending balances in North America due to the continued run-off of the CML portfolio were partly offset by increases in residential mortgage balances in Asia and Latin America.

Total wholesale lending increased to US$773bn at 30 June 2014 from US$725bn at the end of 2013, due to increases in Asia and Europe. In Asia, lending grew across a number of sectors reflecting continued buoyancy in credit market activity. In Europe, the increases were principally driven by a rise in

Loans and advances excluding held for sale: total exposure, impairment allowances and charges

	30 Jun 2014 US$bn	30 Jun 2013 US$bn	31 Dec 2013 US$bn

At end of period:
Gross loans and advances
– personal lending (A)	415.8	394.5	410.7
– wholesale lending (B)	772.9	687.2	716.6

Total (C)[1]	1,188.7	1,081.7	1,127.3

Impairment allowances
– personal lending (a)	5.9	7.4	6.6
– wholesale lending (b)	8.1	8.2	8.6

Total (c)[1]	14.0	15.6	15.2

(a) as a percentage of (A)[1]	1.42	1.88	1.61
(b) as a percentage of (B)[1]	1.05	1.19	1.20
(c) as a percentage of (C)[1]	1.18	1.44	1.35

Loans and advances net of impairment allowances[1]	1,174.7	1,066.1	1,112.1

For half-year ended:
Impairment charges
– personal lending	1.2	1.8	1.4
– wholesale lending	0.8	1.4	1.4

Total	2.0	3.2	2.8

For footnote, see page 172.

corporate overdraft balances, mainly in GB&M, in accounts which are structured to allow customer corporate treasury functions to benefit from net interest arrangements but where net settlement is not intended to occur, together with a corresponding rise in current accounts.

Impairment allowances fell from US$15.4bn at the end of 2013 to US$14bn at 30 June 2014. In personal lending, impairment allowances decreased by US$0.8bn, principally due to the run-off of the CML portfolio within North America. In wholesale lending, impairment allowances decreased by US$0.6bn, mainly in Europe, due to amounts written off and a reduction in new impairment allowances reflecting an improved economic environment.

Loan impairment charges in the first half of 2014 decreased to US$2.0bn from US$3.1bn in the first half of 2013. In personal lending, loan impairment charges decreased by US$0.5bn, mainly in North America and Latin America.

In wholesale lending, loan impairment charges reduced by US$0.6bn, mainly driven by lower individually assessed impairment charges. However, during the first half of 2014, in North America, we revised certain estimates used in our corporate loan collective impairment calculation to better reflect inherent losses in a growing loan portfolio. This resulted in an increase to our allowance for credit losses of approximately US$93m for these loans.

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Interim Management Report (continued)

We are continuing to refine aspects of our loan allowance calculation and, as a result, there could be further adjustments to our credit loss estimates for corporate loans in future periods.

Credit exposure

Maximum exposure to credit risk

The following commentary is on a reported basis.

The table on page 112 provides information on balance sheet items, offsets and loan and other credit-related commitments. Commentary on the balance sheet movements is provided on page 39.

Maximum exposure to credit risk’ table (page 112)

The table presents our maximum exposure to credit risk from balance sheet and off-balance sheet financial instruments before taking account of any collateral held or other credit enhancements (unless such enhancements meet accounting offsetting requirements). For financial assets recognised on the balance sheet, the maximum exposure to credit risk equals their carrying amount; for financial guarantees and similar contracts granted, it is the maximum amount that we would have to pay if the guarantees were called upon. For loan commitments and other credit-related commitments that are irrevocable over the life of the respective facilities, it is generally the full amount of the committed facilities.

Loans and advances

The loans and advances offset in the table on page 112 relates to customer loans and deposits and balances where there is a legally enforceable right of offset in the event of counterparty default and where, as a result, there is a net exposure for credit risk purposes. However, as there is no intention to settle these balances on a net basis under normal circumstances, they do not qualify for net presentation for accounting purposes.

Derivatives

The derivatives offset amount in the table below relates to exposures where the counterparty has an offsetting derivative exposure with HSBC, a master netting arrangement is in place and the credit risk exposure is managed on a net basis, or the position is specifically collateralised, normally in the form of cash.

At 30 June 2014, the total amount of such offsets was US$251bn (31 December 2013: US$252bn), of which US$212bn (31 December 2013: US$209bn) were offsets under a master netting arrangement, US$32bn (31 December 2013: US$36bn) was collateral received in cash and US$7bn (31 December 2013: US$7bn) was other collateral. Whilst the derivative balances have reduced by US$12.4bn over the last six months, the offsets have remained broadly consistent. These amounts do not qualify for offset for accounting purposes as settlement is not intended to be made on a net basis.

Reverse repurchase agreements – non-trading

The reverse repurchase agreements – non-trading offset in the table on page 112 relates to amounts where there is a legally enforceable right of offset in the event of counterparty default and where, as a result, there is a net exposure for credit risk purposes. However, as there is no intention to settle these balances on a net basis under normal circumstances, they do not qualify for net presentation for accounting purposes. The effects of collateral held are not taken into account.

Loan and other credit-related commitments

Loan and other credit-related commitments largely consist of corporate and commercial off-balance sheet commitments, including term and trade-related lending balances and overdrafts, retail off-balance sheet commitments including overdrafts, residential mortgages and personal loans and credit card balances.

As at 30 June 2014, loan and other credit-related commitments increased by US$54bn over the last six months to US$642bn. This was primarily due to corporate loan facilities and undrawn credit card commitments in Asia, undrawn facilities in Europe and increased lending activity with our corporate customers in North America, reflecting our focus on growing in target commercial segments in the US.

Other credit risk mitigants

While not disclosed as an offset in the maximum exposure to credit risk table, other arrangements are in place which reduce our maximum exposure to credit risk. These include short positions in securities and financial assets held as part of linked insurance/ investment contracts where the risk is predominantly borne by the policyholder. In addition, we hold collateral in the form of financial instruments that are not recognised on the balance sheet.

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Interim Management Report (continued)

Maximum exposure to credit risk

	At 30 June 2014			At 30 June 2013			At 31 December 2013
	Maximum exposure US$m	Offset US$m	Exposure to credit risk (net) US$m	Maximum exposure US$m	Offset US$m	Exposure to credit risk (net) US$m	Maximum exposure US$m	Offset US$m	Exposure to credit risk (net) US$m

Cash and balances at central banks	132,137	–	132,137	148,285	–	148,285	166,599	–	166,599
Items in the course of collection from other banks	8,144	–	8,144	8,416	–	8,416	6,021	–	6,021
Hong Kong Government certificates of indebtedness	26,640	–	26,640	24,275	–	24,275	25,220	–	25,220

Trading assets	273,251	(3)	273,248	381,124	(8,557)	372,567	239,301	(1,777)	237,524
Treasury and other eligible bills	17,678	–	17,678	19,188	–	19,188	21,584	–	21,584
Debt securities	155,522	–	155,522	147,568	–	147,568	141,644	–	141,644
Loans and advances:
– to banks	41,048	–	41,048	96,748	–	96,748	27,885	–	27,885
– to customers	59,003	(3)	59,000	117,620	(8,557)	109,063	48,188	(1,777)	46,411

Financial assets designated at fair value	9,937	–	9,937	12,548	–	12,548	12,719	–	12,719
Treasury and other eligible bills	27	–	27	99	–	99	50	–	50
Debt securities	9,870	–	9,870	12,392	–	12,392	12,589	–	12,589
Loans and advances:
– to banks	39	–	39	25	–	25	76	–	76
– to customers	1	–	1	32	–	32	4	–	4

Derivatives	269,839	(250,731)	19,108	299,213	(254,077)	45,136	282,265	(252,344)	29,921

Loans and advances to customers held at amortised cost[1,2]	1,047,241	(110,782)	936,459	938,294	(79,649)	858,645	992,089	(96,726)	895,363
– personal	409,846	(1,605)	408,241	387,125	(1,317)	385,808	404,126	(1,348)	402,778
– corporate and commercial	584,265	(103,289)	480,976	505,535	(73,456)	432,079	537,922	(90,215)	447,707
– financial (non-bank financial institutions)	53,130	(5,888)	47,242	45,634	(4,876)	40,758	50,041	(5,163)	44,878

Loans and advances to banks held at amortised cost[1]	127,387	(662)	126,725	127,810	(766)	127,044	120,046	(587)	119,459

Reverse repurchase agreements – non-trading[1]	198,301	(28,982)	169,319	88,400	(14,255)	74,145	179,690	(22,267)	157,423

Financial investments	414,984	–	414,984	394,846	–	394,846	416,785	–	416,785
Treasury and other similar bills	78,177	–	78,177	79,005	–	79,005	78,111	–	78,111
Debt securities	336,807	–	336,807	315,841	–	315,841	338,674	–	338,674

Assets held for sale	3,081	–	3,081	18,690	(572)	18,118	3,306	(22)	3,284
– disposal groups	2,794	–	2,794	17,756	(572)	17,184	2,647	(22)	2,625
– non-current assets held for sale	287	–	287	934	–	934	659	–	659

Other assets	35,212	–	35,212	32,470	–	32,470	34,018	–	34,018
Endorsements and acceptances	12,511	–	12,511	11,329	–	11,329	11,624	–	11,624
Other	22,701	–	22,701	21,141	–	21,141	22,394	–	22,394

Financial guarantees and similar contracts	45,817	–	45,817	43,783	–	43,783	46,300	–	46,300
Loan and other credit- related commitments[3]	642,068	–	642,068	587,946	–	587,946	587,603	–	587,603

	3,234,039	(391,160)	2,842,879	3,106,100	(357,876)	2,748,224	3,111,962	(373,723)	2,738,239

For footnotes, see page 172.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Total personal lending

The following commentary is on a constant currency basis.

Total personal lending of US$416bn at 30 June 2014 was broadly unchanged from 31 December 2013.

Mortgage lending

Total mortgage lending was US$310bn at 30 June 2014. Mortgage balances decreased by US$2.7bn in the US from the continued run-off and loan sales in our CML portfolio. This was partly offset by increased mortgage lending, particularly in Hong Kong, mainland China and Taiwan due to strong demand.

Other personal lending

Credit cards

Total credit card lending of US$29bn at 30 June 2014 was 5% lower than at the end of 2013. The decline was predominantly in Europe and Asia as a result of consumer de-leveraging following a seasonal high point in December 2013, and the sale of a credit card portfolio in Australia.

Other personal non credit card lending

Other personal non-credit card lending balances remained broadly in line with December 2013 at US$81bn at 30 June 2014. There were increases in term lending in Hong Kong to our private banking customers and in personal loans in Singapore in line with our growth strategy.

These increases were offset by reductions in the US second lien mortgages. In Latin America, personal and payroll loan balances contracted due to more restrictive lending criteria.

Total personal lending

	UK US$m	Rest of Europe US$m	Hong Kong US$m	Rest of Asia US$m	US4 US$m	Rest of North America US$m	Other regions[4] US$m	Total US$m

At 30 June 2014
First lien residential mortgages (A)	135,701	8,524	54,988	40,501	39,939	18,738	7,044	305,435
Other personal lending (B)	22,121	28,552	21,777	12,414	5,842	5,054	14,557	110,317
– motor vehicle finance	–	9	–	407	–	28	1,947	2,391
– credit cards	11,276	2,743	6,233	3,448	681	403	4,420	29,204
– second lien residential mortgages	–	–	–	80	4,685	194	3	4,962
– other	10,845	25,800	15,544	8,479	476	4,429	8,187	73,760

Total personal lending (C)	157,822	37,076	76,765	52,915	45,781	23,792	21,601	415,752

Impairment allowances on personal lending First lien residential mortgages (a)	327	71	–	52	2,195	59	149	2,853
Other personal lending (b)	376	549	81	137	374	60	1,476	3,053
– motor vehicle finance	–	4	–	2	–	–	111	117
– credit cards	118	299	43	82	29	8	359	938
– second lien residential mortgages	–	–	–	–	339	6	–	345
– other	258	246	38	53	6	46	1,006	1,653

Total (c)	703	620	81	189	2,569	119	1,625	5,906

(a) as a percentage of (A)	0.2	0.8	–	0.1	5.5	0.3	2.1	0.9
(b) as a percentage of (B)	1.7	1.9	0.4	1.1	6.4	1.2	10.1	2.8
(c) as a percentage of (C)	0.4	1.7	0.1	0.4	5.6	0.5	7.5	1.4

HSBC HOLDINGS PLC

Interim Management Report (continued)

	UK US$m	Rest of Europe US$m	Hong Kong US$m	Rest of Asia US$m	US4 US$m	Rest of North America US$m	Other regions[4] US$m	Total US$m

At 30 June 2013
First lien residential mortgages (D)	120,740	6,694	53,475	36,605	47,186	19,091	5,857	289,648
Other personal lending (E)	20,395	25,441	18,813	11,929	6,805	5,877	15,601	104,861
– motor vehicle finance	–	16	–	490	–	22	2,560	3,088
– credit cards	10,421	3,042	5,738	3,927	742	567	4,168	28,605
– second lien residential mortgages	–	–	–	103	5,483	295	–	5,881
– other	9,974	22,383	13,075	7,409	580	4,993	8,873	67,287

Total personal lending (F)	141,135	32,135	72,288	48,534	53,991	24,968	21,458	394,509

Impairment allowances on personal lending First lien residential mortgages (d)	337	65	–	63	3,504	39	155	4,163
Other personal lending (e)	488	474	76	128	554	75	1,426	3,221
– motor vehicle finance	–	4	–	2	–	1	94	101
– credit cards	136	232	43	79	35	10	275	810
– second lien residential mortgages	–	–	–	–	512	5	–	517
– other	352	238	33	47	7	59	1,057	1,793

Total (f)	825	539	76	191	4,058	114	1,581	7,384

(d) as a percentage of (D)	0.3	1.0	–	0.2	7.4	0.2	2.6	1.4
(e) as a percentage of (E)	2.4	1.9	0.4	1.1	8.1	1.3	9.1	3.1
(f) as a percentage of (F)	0.6	1.7	0.1	0.4	7.5	0.5	7.4	1.9

At 31 December 2013
First lien residential mortgages (G)	132,174	8,300	53,762	38,285	42,317	18,638	6,399	299,875
Other personal lending (H)	22,913	28,720	19,794	12,688	6,257	5,478	15,003	110,853
– motor vehicle finance	–	11	–	481	–	20	2,181	2,693
– credit cards	11,480	3,016	6,428	3,846	734	411	4,441	30,356
– second lien residential mortgages	–	–	–	91	5,010	251	2	5,354
– other	11,433	25,693	13,366	8,270	513	4,796	8,379	72,450

Total personal lending (I)	155,087	37,020	73,556	50,973	48,574	24,116	21,402	410,728

Impairment allowances on personal lending First lien residential mortgages (g)	368	71	–	57	2,834	52	156	3,538
Other personal lending (h)	450	509	78	144	470	62	1,351	3,064
– motor vehicle finance	–	3	–	2	–	–	88	93
– credit cards	132	271	40	87	39	8	278	855
– second lien residential mortgages	–	–	–	–	421	5	–	426
– other	318	235	38	55	10	49	985	1,690

Total (i)	818	580	78	201	3,304	114	1,507	6,602

(g) as a percentage of (G)	0.3	0.9	–	0.1	6.7	0.3	2.4	1.2
(h) as a percentage of (H)	2.0	1.8	0.4	1.1	7.5	1.1	9.0	2.8
(i) as a percentage of (I)	0.5	1.6	0.1	0.4	6.8	0.5	7.0	1.6

For footnote, see page 172.

Non-US mortgage lending

The commentary that follows is on a constant currency basis.

Total non-US mortgage lending was US$266bn at 30 June 2014, an increase of US$2.8bn compared with December 2013. Our most significant concentrations of mortgage lending remained in the UK and Hong Kong.

In the UK, on a constant currency basis, mortgage lending was US$136bn at 30 June 2014, a marginal decline of US$0.7bn compared with 31 December 2013 as result of prepayments, mainly on the interest only mortgage portfolio. However, on a reported basis there was an increase of US$3.5bn. The currency effect was US$4.2bn. Interest only products made up US$51bn of total UK mortgage lending including US$22bn of offset mortgages in First Direct.

The credit quality of our UK mortgage portfolio remained high and loan impairment charges and delinquency levels declined in the first half of 2014.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Impairment allowances were 0.2% of total gross mortgages as the business continued to benefit from initiatives taken in previous years, the buoyant housing market, low interest rates and improved economic conditions. The majority of our mortgage lending in the UK continued to be to existing customers and for owner occupied properties. During the first half of 2014, the average LTV ratio for new business was 60% compared with 47% for the whole portfolio.

Mortgage lending in Asia was US$96bn, an increase of 3% on the end of 2013 reflecting continued growth, primarily in Hong Kong, mainland China and Taiwan. The quality of our Asian mortgage book remained high with negligible impairment allowances. The average LTV ratio on new mortgage lending in Hong Kong was 47% compared with an estimated 32% for the overall portfolio.

Mortgage lending in other regions remained broadly in line with that at the end of 2013.

Mortgage lending products

	UK US$m	Rest of Europe US$m	Hong Kong US$m	Rest of Asia US$m	US4 US$m	Rest of North America US$m	Other regions[4] US$m	Total US$m

At 30 June 2014
First lien residential mortgages[5]	135,701	8,524	54,988	40,501	39,939	18,738	7,044	305,435
Second lien residential mortgages	–	–	–	80	4,685	194	3	4,962

Total mortgage lending (A)	135,701	8,524	54,988	40,581	44,624	18,932	7,047	310,397

Second lien as percentage of (A)	–	–	–	0.2	10.5	1.0	–	1.6

Impairment allowances on mortgage lending	327	71	–	52	2,534	65	149	3,198
First lien residential mortgages	327	71	–	52	2,195	59	149	2,853
Second lien residential mortgages	–	–	–	–	339	6	–	345

Interest-only (including offset) mortgages	49,749	590	–	1,138	–	332	18	51,827
Affordability mortgages, including adjustable-rate mortgages (‘ARM’s)	1	349	10	5,521	15,950	–	1	21,832
Other	92	–	–	131	–	–	10	233

Total interest-only, affordability mortgages and other	49,842	939	10	6,790	15,950	332	29	73,892

– as a percentage of (A)	36.7	11.0	–	16.7	35.7	1.8	0.4	23.8

At 30 June 2013
First lien residential mortgages[5]	120,740	6,694	53,475	36,605	47,186	19,091	5,857	289,648
Second lien residential mortgages	–	–	–	103	5,483	295	–	5,881

Total mortgage lending (B)	120,740	6,694	53,475	36,708	52,669	19,386	5,857	295,529

Second lien as percentage of (B)	–	–	–	0.3	10.4	1.5	–	2.0

Impairment allowances on mortgage lending	337	65	–	63	4,016	44	155	4,680
First lien residential mortgages	337	65	–	63	3,504	39	155	4,163
Second lien residential mortgages	–	–	–	–	512	5	–	517

Interest-only (including offset) mortgages	46,301	140	29	1,116	–	445	–	48,031
Affordability mortgages, including ARMs	2	453	17	5,534	18,007	–	1	24,014
Other	89	–	–	156	–	–	19	264

Total interest-only, affordability mortgages and other	46,392	593	46	6,806	18,007	445	20	72,309

– as a percentage of (B)	38.4	8.9	0.1	18.5	34.2	2.3	0.3	24.5

HSBC HOLDINGS PLC

Interim Management Report (continued)

Mortgage lending products (continued)

	UK US$m	Rest of Europe US$m	Hong Kong US$m	Rest of Asia US$m	US4 US$m	Rest of North America US$m	Other regions[4] US$m	Total US$m

At 31 December 2013
First lien residential mortgages[5]	132,174	8,300	53,762	38,285	42,317	18,638	6,399	299,875
Second lien residential mortgages	–	–	–	91	5,010	251	2	5,354

Total mortgage lending (C)	132,174	8,300	53,762	38,376	47,327	18,889	6,401	305,229

Second lien as percentage of (C)	–	–	–	0.2	10.6	1.3	–	1.8

Impairment allowances on mortgage lending	368	71	–	57	3,255	57	156	3,964
First lien residential mortgages	368	71	–	57	2,834	52	156	3,538
Second lien residential mortgages	–	–	–	–	421	5	–	426

Interest-only (including offset) mortgages	48,907	553	6	1,109	–	352	–	50,927
Affordability mortgages, including ARMs	2	506	12	5,581	16,274	–	–	22,375
Other	95	–	–	141	–	–	18	254

Total interest-only, affordability mortgages and other	49,004	1,059	18	6,831	16,274	352	18	73,556

– as a percentage of (C)	37.1	12.8	–	17.8	34.4	1.9	0.3	24.1
For footnotes, see page 172.

Mortgage lending in the US

In the US, total mortgage lending balances were US$45bn at 30 June 2014, a decrease of 6% compared with the end of 2013. Overall, US mortgage lending represented 11% of our total personal lending and 14% of our total mortgage lending.

Mortgage lending balances at 30 June 2014 in HSBC Finance were US$27bn, a decrease of 10% compared with the end of 2013 due to the continued run-off and loan sales in the CML portfolio.

HSBC Finance US Consumer and Mortgage Lending6 – residential mortgages

	At 30 Jun 2014 US$m	At 30 Jun 2013 US$m	At 31 Dec 2013 US$m
Residential mortgages
First lien	24,490	32,271	27,305
Second lien	2,784	3,328	3,014

Total (A)	27,274	35,599	30,319

Impairment allowances	2,338	3,789	3,028
– as a percentage of (A)	8.6	10.6	10.0

For footnote, see page 172.

For first lien residential mortgages in our CML portfolio, two months and over delinquent balances were US$3.1bn at 30 June 2014 compared with US$4.6bn at 31 December 2013. The decline mainly reflected the continued run-off and loan sales in the CML portfolio.

In HSBC Bank USA, two months and over delinquent balances were broadly in line with the end of 2013, at US$1.1bn.

Second lien mortgages in the US

The majority of second lien residential mortgages are taken up by customers who hold a first lien mortgage issued by a third party. Second lien residential mortgage loans have a risk profile characterised by higher loan-to-value ratios, because in the majority of cases the loans were taken out to complete the refinancing of properties. Loss severity on default of second liens has typically approached 100% of the amount outstanding, as any equity in the property is consumed through the repayment of the first lien loan.

Impairment allowances for these loans are determined by applying a roll-rate migration analysis which captures the propensity of these loans to default based on past experience. Once we believe that a second lien residential mortgage loan is likely to progress to write-off, the loss severity assumed in establishing our impairment allowance is close to 100% in the CML portfolios, and more than 80% in HSBC Bank USA.

HSBC HOLDINGS PLC

Interim Management Report (continued)

HSBC Finance: foreclosed properties in the US

	Half-year to
	30 June 2014		30 June 2013	31 December 2013
Number of foreclosed properties at end of period	2,320		4,068	4,254
Number of properties added to foreclosed inventory in the half-year	2,243		4,902	4,850
Average (gain)/loss on sale of foreclosed properties[7]	(1%	)	2%	–
Average total loss on foreclosed properties[8]	50%		51%	51%
Average time to sell foreclosed properties (days)	161		155	154

For footnotes, see page 172.

We have resumed processing suspended foreclosure actions in all states and have referred the majority of the backlog of loans for foreclosure. We also began initiating new foreclosure activities in all states. The number of foreclosed properties at HSBC Finance at 30 June 2014 decreased compared with the end of December 2013 as we sold more properties than we added to inventory. The decrease in the number of properties added to the inventory during the second quarter of 2014 resulted from the sale of many of the receivables for which the underlying properties had previously been in the process of foreclosure.

The average total gain on foreclosed properties was 1%, reflecting improvements in home prices.

Valuation of foreclosed properties in the US

We obtain real estate by foreclosing on the collateral pledged as security for residential mortgages. Prior to foreclosure, carrying amounts of the loans in excess of fair value less costs to obtain and sell are written down to the discounted cash flows expected to be recovered, including from the sale of the property. Broker price opinions are obtained and updated every 180 days and real estate price trends are reviewed quarterly to reflect any improvement or additional deterioration. Our methodology is regularly validated by comparing the discounted cash flows expected to be recovered based on current market conditions (including estimated cash flows from the sale of the property) to the updated broker price opinion, adjusted for the estimated historical difference between interior and exterior appraisals. The fair values of foreclosed properties are initially determined based on broker price opinions. Within 90 days of foreclosure, a more detailed property valuation is performed reflecting information obtained from a physical interior inspection of the property and additional allowances or write-downs are recorded as appropriate. Updates to the valuation are performed no less than once every 45 days until the property is sold, with declines or increases recognised through changes to allowances.

Trends in two months and over contractual delinquency in the US

	At 30 June 2014 US$m	At 30 June 2013 US$m	At 31 December 2013 US$m

In personal lending in the US
First lien residential mortgages	4,169	8,378	5,931
Consumer and Mortgage Lending	3,062	7,114	4,595
Other mortgage lending	1,107	1,264	1,336

Second lien residential mortgages	216	401	406
Consumer and Mortgage Lending	161	274	276
Other mortgage lending	55	127	130

Credit card	17	19	25
Personal non-credit card	8	24	25

Total	4,410	8,822	6,387

	%	%	%

As a percentage of the equivalent loans and receivables balances
First lien residential mortgages	10.4	17.6	14.0
Second lien residential mortgages	4.6	7.3	8.1
Credit card	2.5	2.5	3.4
Personal non-credit card	1.7	4.1	4.9

Total	9.6	16.2	13.1

HSBC HOLDINGS PLC

Interim Management Report (continued)

Wholesale lending

Wholesale lending covers the range of credit facilities granted to sovereign borrowers, banks, non-bank financial institutions, corporate entities and commercial borrowers. Our wholesale portfolios are well diversified across geographical and industry sectors, with certain exposures subject to specific portfolio controls.

Total wholesale lending1

	Europe US$m	Asia[9] US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m
At 30 June 2014
Corporate and commercial (A)	257,715	221,852	20,983	55,916	32,965	589,431
– manufacturing	65,374	35,210	2,445	12,941	14,196	130,166
– international trade and services	79,981	80,574	10,072	13,087	8,534	192,248
– commercial real estate	30,935	34,727	434	6,677	2,492	75,265
– other property-related	7,444	32,730	1,593	8,644	348	50,759
– government	2,404	1,082	1,696	568	1,007	6,757
– other commercial[10]	71,577	37,529	4,743	13,999	6,388	134,236

Financial (non-bank financial institutions) (B)	29,603	12,091	2,838	7,579	1,397	53,508
Asset-backed securities reclassified	2,382	–	–	138	–	2,520
Loans and advances to banks (C)	27,763	72,222	8,644	6,252	12,569	127,450

Total wholesale lending (D)	317,463	306,165	32,465	69,885	46,931	772,909

Impairment allowances on wholesale lending
Corporate and commercial (a)	3,355	951	1,161	817	1,402	7,686
– manufacturing	526	252	162	148	372	1,460
– international trade and services	961	458	490	187	257	2,353
– commercial real estate	1,062	19	147	178	454	1,860
– other property-related	257	99	239	89	7	691
– government	3	–	4	1	–	8
– other commercial	546	123	119	214	312	1,314

Financial (non-bank financial institutions) (b)	250	15	30	81	2	378
Loans and advances to banks (c)	45	–	18	–	–	63

Total (d)	3,650	966	1,209	898	1,404	8,127

(a) as a percentage of (A)	1.30	0.43	5.53	1.46	4.25	1.30
(b) as a percentage of (B)	0.84	0.12	1.06	1.07	0.14	0.71
(c) as a percentage of (C)	0.16	–	0.21	–	–	0.05
(d) as a percentage of (D)	1.15	0.32	3.72	1.28	2.99	1.05

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Europe US$m	Asia[9] US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

At 30 June 2013
Corporate and commercial (E)	211,128	198,457	21,416	48,327	30,451	509,779
– manufacturing	46,202	30,244	3,409	9,609	12,128	101,592
– international trade and services	66,317	77,798	9,458	13,082	7,771	174,426
– commercial real estate	30,764	33,416	898	6,064	2,328	73,470
– other property-related	7,403	23,715	1,526	7,725	285	40,654
– government	1,834	3,220	1,664	348	1,431	8,497
– other commercial[10]	58,608	30,064	4,461	11,499	6,508	111,140

Financial (non-bank financial institutions) (F)	26,895	8,549	1,822	7,470	1,365	46,101
Asset-backed securities reclassified	3,319	–	–	147	–	3,466
Loans and advances to banks (G)	26,741	72,483	9,054	8,614	10,968	127,860

Total wholesale lending (H)	268,083	279,489	32,292	64,558	42,784	687,206

Impairment allowances on wholesale lending
Corporate and commercial (e)	3,708	840	1,264	827	1,071	7,710
– manufacturing	570	211	199	88	325	1,393
– international trade and services	1,116	381	523	207	346	2,573
– commercial real estate	1,036	28	158	156	231	1,609
– other property-related	213	98	241	139	13	704
– government	2	–	31	2	–	35
– other commercial	771	122	112	235	156	1,396

Financial (non-bank financial institutions) (f)	270	35	118	43	1	467
Loans and advances to banks (g)	33	–	17	–	–	50

Total (h)	4,011	875	1,399	870	1,072	8,227

(e) as a percentage of (E)	1.76	0.42	5.90	1.71	3.52	1.51
(f) as a percentage of (F)	1.00	0.41	6.48	0.58	0.07	1.01
(g) as a percentage of (G)	0.12	–	0.19	–	–	0.04
(h) as a percentage of (H)	1.50	0.31	4.33	1.35	2.51	1.20

At 31 December 2013
Corporate and commercial (I)	239,116	203,894	19,760	50,307	30,188	543,265
– manufacturing	55,920	30,758	3,180	11,778	12,214	113,850
– international trade and services	76,700	79,368	8,629	11,676	8,295	184,668
– commercial real estate	31,326	34,560	639	5,900	2,421	74,846
– other property-related	7,308	27,147	1,333	8,716	328	44,832
– government	3,340	1,021	1,443	499	974	7,277
– other commercial[10]	64,522	31,040	4,536	11,738	5,956	117,792

Financial (non-bank financial institutions) (J)	27,872	9,688	2,532	9,055	1,376	50,523
Asset-backed securities reclassified	2,578	–	–	138	–	2,716
Loans and advances to banks (K)	24,273	72,814	6,419	6,420	10,178	120,104

Total wholesale lending (L)	293,839	286,396	28,711	65,920	41,742	716,608

Impairment allowances on wholesale lending
Corporate and commercial (i)	3,821	918	1,212	769	1,339	8,059
– manufacturing	618	246	182	89	384	1,519
– international trade and services	1,216	428	502	188	349	2,683
– commercial real estate	1,116	22	153	202	396	1,889
– other property-related	269	102	236	93	8	708
– government	3	–	10	1	–	14
– other commercial	599	120	129	196	202	1,246

Financial (non-bank financial institutions) (j)	344	17	60	50	11	482
Loans and advances to banks (k)	35	–	18	5	–	58

Total (l)	4,200	935	1,290	824	1,350	8,599

(i) as a percentage of (I)	1.60	0.45	6.13	1.53	4.44	1.48
(j) as a percentage of (J)	1.23	0.18	2.37	0.55	0.80	0.95
(k) as a percentage of (K)	0.14	–	0.28	0.08	–	0.05
(l) as a percentage of (L)	1.43	0.33	4.49	1.25	3.23	1.20

For footnotes, see page 172.

HSBC HOLDINGS PLC

Interim Management Report (continued)

The commentary that follows is on a constant currency basis.

Corporate and commercial

Corporate and commercial lending, excluding commercial real estate and other property-related lending, represented 44% of total gross loans and advances to customers compared with 42% at 31 December 2013. The increase of US$34bn was driven by lending within manufacturing, transport and other subsectors within Asia and increases in manufacturing and other commercial portfolios within Europe, where this was principally driven by a rise in corporate overdraft balances, mainly in GB&M, in accounts which are structured to allow customer corporate treasury functions to benefit from net interest arrangements but where net settlement is not intended to occur, together with a corresponding rise in current accounts.

The aggregate of our commercial real estate and other property-related lending was US$126bn at 30 June 2014, an increase of US$5.3bn relative to 31 December 2013, but still representing an overall 12% of total loans and advances to customers.

Commercial real estate

Our exposure to commercial real estate lending continued to be concentrated in Asia, the UK and North America. The improvements in commercial real estate markets noted in 2013 continued into 2014.

Refinance risk in commercial real estate

Refinance risk is described on page 272 of the Annual Report and Accounts 2013. This risk is subject to close scrutiny in key commercial real estate markets.

Liquidity continued to improve further in 2014, as a wider range of funding sources returned to the market. There are now many refinancing opportunities with evidence of pressure on pricing.

On a reported basis, at 31 June 2014, we had US$22bn (31 December 2013: US$22bn) of commercial real estate loans in the UK of which US$5.8bn (31 December 2013: US$6.8bn) were due to be refinanced within the next 12 months. Of these balances, cases subject to close monitoring in our Loan Management unit amounted to US$2.0bn (31 December 2013: US$2.4bn). US$1.6bn (31 December 2013: US$1.6bn) were disclosed as impaired with impairment allowances of US$0.7bn (31 December 2013: US$0.6bn). Where these loans are not considered impaired it is because there is sufficient evidence to indicate that the associated contractual cash flows will be recovered or that the loans will not need to be refinanced on terms we would consider below market norms.

Credit quality of financial instruments

We assess credit quality on all financial instruments which bear credit risk. The distribution of financial instruments by credit quality is tabulated below. The five classifications describing the credit quality of our lending, debt securities portfolios and derivatives are set out in the Appendix to Risk on page 267 of the Annual Report and Accounts 2013. Additional credit quality information in respect of our consolidated holdings of ABSs is provided on page 143.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Distribution of financial instruments by credit quality

	Neither past due nor impaired				Past due		Impair-
	Strong US$m	Good US$m	Satis- factory US$m	Sub- standard US$m	but not impaired[11] US$m	Impaired US$m	ment allowances[12] US$m	Total US$m

At 30 June 2014
Cash and balances at central banks	129,684	1,781	256	416				132,137
Items in the course of collection from other banks	7,466	299	286	93				8,144
Hong Kong Government certificates of indebtedness	26,640	–	–	–				26,640

Trading assets[13]	190,567	39,199	41,659	1,826				273,251
– treasury and other eligible bills	13,400	3,356	893	29				17,678
– debt securities	119,117	18,709	16,389	1,307				155,522
– loans and advances:
to banks	23,478	5,456	11,686	428				41,048
to customers	34,572	11,678	12,691	62				59,003

Financial assets designated at fair value[13]	4,341	4,362	852	382				9,937
– treasury and other eligible bills	24	–	–	3				27
– debt securities	4,298	4,361	832	379				9,870
– loans and advances:
to banks	19	–	20	–				39
to customers	–	1	–	–				1

Derivatives[13]	213,280	43,103	12,460	996				269,839

Loans and advances to customers held at amortised cost[1,14]	501,162	274,776	212,714	24,712	13,967	33,880	(13,970)	1,047,241
– personal	332,045	38,673	16,847	1,366	9,283	17,538	(5,906)	409,846
– corporate and commercial	140,941	222,982	185,541	22,450	4,327	15,710	(7,686)	584,265
– financial (non-bank financial institutions)	28,176	13,121	10,326	896	357	632	(378)	53,130

Loans and advances to banks held at amortised cost[1]	96,849	21,948	6,986	1,599	12	56	(63)	127,387

Reverse repurchase agreements – non-trading[1]	137,023	32,897	25,780	2,601	–	–	–	198,301

Financial investments	358,131	29,280	18,734	6,503	–	2,336		414,984
– treasury and other similar bills	66,661	7,038	2,445	2,033	–	–		78,177
– debt securities	291,470	22,242	16,289	4,470	–	2,336		336,807

Assets held for sale	1,265	802	597	90	6	397	(76)	3,081
– disposal groups	1,232	802	596	90	3	118	(47)	2,794
– non-current assets held for sale	33	–	1	–	3	279	(29)	287

Other assets	10,893	8,060	14,815	823	178	443		35,212
– endorsements and acceptances	1,661	5,179	5,176	463	24	8		12,511
– accrued income and other	9,232	2,881	9,639	360	154	435		22,701

	1,677,301	456,507	335,139	40,041	14,163	37,112	(14,109)	2,546,154

HSBC HOLDINGS PLC

Interim Management Report (continued)

Distribution of financial instruments by credit quality (continued)

	Neither past due nor impaired				Past due		Impair-
	Strong US$m	Good US$m	Satis- factory US$m	Sub- standard US$m	but not impaired[11] US$m	Impaired US$m	ment allowances[12] US$m	Total US$m

At 30 June 2013
Cash and balances at central banks	145,666	2,084	156	379				148,285
Items in the course of collection from other banks	7,992	117	215	92				8,416
Hong Kong Government certificates of indebtedness	24,275	–	–	–				24,275

Trading assets[13]	238,433	60,246	77,818	4,627				381,124
– treasury and other eligible bills	14,827	3,569	758	34				19,188
– debt securities	115,007	15,430	16,333	798				147,568
– loans and advances:
to banks	59,115	22,581	13,076	1,976				96,748
to customers	49,484	18,666	47,651	1,819				117,620

Financial assets designated at fair value[13]	6,016	5,417	1,024	91				12,548
– treasury and other eligible bills	99	–	–	–				99
– debt securities	5,916	5,385	1,010	81				12,392
– loans and advances:
to banks	1	–	14	10				25
to customers	–	32	–	–				32

Derivatives[13]	228,458	44,137	24,808	1,810				299,213

Loans and advances to customers held at amortised cost[1,14]	464,224	216,359	198,418	20,687	16,047	38,120	(15,561)	938,294
– personal	311,216	36,434	13,103	1,702	9,968	22,086	(7,384)	387,125
– corporate and commercial	134,939	167,595	171,797	17,956	5,794	15,164	(7,710)	505,535
– financial (non-bank financial institutions)	18,069	12,330	13,518	1,029	285	870	(467)	45,634

Loans and advances to banks held at amortised cost[1]	95,549	20,795	9,355	2,050	26	85	(50)	127,810

Reverse repurchase agreements – non-trading[1]	78,258	4,421	5,721	–	–	–	–	88,400

Financial investments	340,631	26,981	18,751	5,110	–	3,373		394,846
– treasury and other similar bills	72,441	3,424	2,056	1,078	–	6		79,005
– debt securities	268,190	23,557	16,695	4,032	–	3,367		315,841

Assets held for sale	4,906	5,955	6,129	492	641	744	(177)	18,690
– disposal groups	4,788	5,679	6,065	478	609	239	(102)	17,756
– non-current assets held for sale	118	276	64	14	32	505	(75)	934

Other assets	11,146	6,530	12,627	1,532	193	442		32,470
– endorsements and acceptances	1,880	4,506	4,367	543	31	2		11,329
– accrued income and other	9,266	2,024	8,260	989	162	440		21,141

	1,645,554	393,042	355,022	36,870	16,907	42,764	(15,788)	2,474,371

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Neither past due nor impaired				Past due		Impair-
	Strong US$m	Good US$m	Satis- factory US$m	Sub- standard US$m	but not impaired[11] US$m	Impaired US$m	ment allowances[12] US$m	Total US$m

At 31 December 2013
Cash and balances at central banks	162,017	2,877	265	1,440				166,599
Items in the course of collection from other banks	5,590	66	286	79				6,021
Hong Kong Government certificates of indebtedness	25,220	–	–	–				25,220

Trading assets[13]	163,444	39,475	34,868	1,514				239,301
– treasury and other eligible bills	17,235	3,585	758	6				21,584
– debt securities	107,831	16,498	16,167	1,148				141,644
– loans and advances:
to banks	15,804	5,546	6,342	193				27,885
to customers	22,574	13,846	11,601	167				48,188

Financial assets designated at fair value[13]	6,608	5,183	671	257				12,719
– treasury and other eligible bills	50	–	–	–				50
– debt securities	6,490	5,179	664	256				12,589
– loans and advances:
to banks	68	–	7	1				76
to customers	–	4	–	–				4

Derivatives[13]	220,711	47,004	13,425	1,125				282,265

Loans and advances to customers held at amortised cost[1,14]	488,504	243,077	199,821	23,942	15,460	36,428	(15,143)	992,089
– personal	326,269	39,024	14,882	1,580	10,175	18,798	(6,602)	404,126
– corporate and commercial	132,943	194,966	174,905	21,281	5,009	16,877	(8,059)	537,922
– financial (non-bank financial institutions)	29,292	9,087	10,034	1,081	276	753	(482)	50,041

Loans and advances to banks held at amortised cost[1]	91,498	21,131	6,266	1,123	11	75	(58)	120,046

Reverse repurchase agreements – non-trading[1]	111,543	37,878	28,265	2,004	–	–	–	179,690

Financial investments	362,799	27,833	17,556	6,089	–	2,508		416,785
– treasury and other similar bills	69,364	5,595	1,856	1,296	–	–		78,111
– debt securities	293,435	22,238	15,700	4,793	–	2,508		338,674

Assets held for sale	1,129	642	1,050	351	89	156	(111)	3,306
– disposal groups	1,093	642	496	351	86	90	(111)	2,647
– non-current assets held for sale	36	–	554	–	3	66	–	659

Other assets	11,372	7,386	13,798	808	218	436		34,018
– endorsements and acceptances	1,976	4,824	4,562	225	19	18		11,624
– accrued income and other	9,396	2,562	9,236	583	199	418		22,394

	1,650,435	432,552	316,271	38,732	15,778	39,603	(15,312)	2,478,059

For footnotes, see page 172.

HSBC HOLDINGS PLC

Interim Management Report (continued)

The commentary that follows is on a reported basis.

The balance of credit risk-bearing financial instruments at 30 June 2014 was US$2,546bn, of which US$1,677bn or 66% were classified as ‘strong’ (31 December 2013: 67%). The proportion of financial instruments classified as ‘good’ and ‘satisfactory’ remained broadly unchanged at 18% and 13%, respectively. The proportion of ‘sub-standard’ financial instruments remained low at 2% at 30 June 2014.

Loans and advances held at amortised cost were US$1,175bn, a US$63bn increase over the US$1,112bn at 31 December 2013. At 30 June 2014, 76% of these balances were classified as either ‘strong’ or ‘good’, broadly in line with the end of 2013.

The majority of the Group’s exposure to financial investments was in the form of available-for-sale debt securities issued by government and government agencies classified as ‘strong’. At

30 June 2014 this amounted to 86% of the total, broadly similar to 31 December 2013.

Trading assets increased by US$34bn to US$273bn at 30 June 2014, broadly reflecting the same credit quality distribution as at 31 December 2013.

Derivative assets fell by US$12bn with credit quality distribution remaining broadly consistent with 31 December 2013.

Cash and balances at central banks reduced by US$34bn to US$132bn at 30 June 2014, principally in Europe, driven by the redeployment of surplus funds.

Past due but not impaired gross financial instruments

The definition of past due but not impaired loans is set out on page 172 of the Annual Report and Accounts 2013.

Past due but not impaired loans and advances to customers and banks by geographical region

	Europe US$m	Asia[9] US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

At 30 June 2014
Banks	–	12	–	–	–	12

Customers	2,717	4,244	872	4,303	1,831	13,967
– personal	1,395	2,860	198	3,679	1,151	9,283
– corporate and commercial	1,316	1,192	640	516	663	4,327
– financial (non-bank financial institutions)	6	192	34	108	17	357

	2,717	4,256	872	4,303	1,831	13,979
At 30 June 2013
Banks	16	10	–	–	–	26

Customers	2,043	4,135	1,001	6,930	1,938	16,047
– personal	1,210	2,648	227	4,585	1,298	9,968
– corporate and commercial	822	1,275	723	2,340	634	5,794
– financial (non-bank financial institutions)	11	212	51	5	6	285

	2,059	4,145	1,001	6,930	1,938	16,073
At 31 December 2013
Banks	–	11	–	–	–	11

Customers	2,399	4,211	757	6,453	1,640	15,460
– personal	1,287	2,764	174	4,817	1,133	10,175
– corporate and commercial	1,092	1,197	580	1,635	505	5,009
– financial (non-bank financial institutions)	20	250	3	1	2	276

	2,399	4,222	757	6,453	1,640	15,471
For footnote, see page 172.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Ageing analysis of days past due but not impaired gross financial instruments

	Up to 29 days US$m	30-59 days US$m	60-89 days US$m	90-179 days US$m	180 days and over US$m	Total US$m

At 30 June 2014
Loans and advances to customers held at amortised cost	10,980	1,910	915	121	41	13,967
– personal	6,848	1,655	759	14	7	9,283
– corporate and commercial	3,814	238	137	107	31	4,327
– financial (non-bank financial institutions)	318	17	19	–	3	357
Loans and advances to banks held at amortised cost	12	–	–	–	–	12
Loans and advances	10,992	1,910	915	121	41	13,979

Assets held for sale	3	1	–	1	1	6
– disposal groups	3	–	–	–	–	3
– non-current assets held for sale	–	1	–	1	1	3

Other assets	111	32	15	13	7	178
– endorsements and acceptances	15	8	–	1	–	24
– other	96	24	15	12	7	154

	11,106	1,943	930	135	49	14,163

At 30 June 2013
Loans and advances to customers held at amortised cost	12,147	2,711	1,098	78	13	16,047
– personal	6,944	2,052	953	19	–	9,968
– corporate and commercial	4,923	655	144	59	13	5,794
– financial (non-bank financial institutions)	280	4	1	–	–	285
Loans and advances to banks held at amortised cost	26	–	–	–	–	26
Loans and advances	12,173	2,711	1,098	78	13	16,073

Assets held for sale	384	139	79	20	19	641
– disposal groups	361	133	76	20	19	609
– non-current assets held for sale	23	6	3	–	–	32

Other assets	111	42	19	12	9	193
– endorsements and acceptances	20	5	2	3	1	31
– other	91	37	17	9	8	162

	12,668	2,892	1,196	110	41	16,907

At 31 December 2013
Loans and advances to customers held at amortised cost	11,689	2,587	1,057	76	51	15,460
– personal	7,170	2,124	865	16	–	10,175
– corporate and commercial	4,290	418	190	60	51	5,009
– financial (non-bank financial institutions)	229	45	2	–	–	276
Loans and advances to banks held at amortised cost	11	–	–	–	–	11
Loans and advances	11,700	2,587	1,057	76	51	15,471

Assets held for sale	61	12	8	6	2	89
– disposal groups	61	11	8	5	1	86
– non-current assets held for sale	–	1	–	1	1	3

Other assets	142	43	18	6	9	218
– endorsements and acceptances	13	3	–	1	2	19
– other	129	40	18	5	7	199

	11,903	2,642	1,083	88	62	15,778

HSBC HOLDINGS PLC

Interim Management Report (continued)

Renegotiated loans and forbearance

There have been no material changes to our policies and procedures regarding renegotiated loans and forbearance in the first half of 2014.

Current policies and procedures regarding renegotiated loans and forbearance are described on pages 173 and 268-272 of the Annual Report and Accounts 2013.

Renegotiated loans and advances to customers

	At 30 June 2014
	Neither past due nor impaired	Past due but not impaired	Impaired	Total
	US$m	US$m	US$m	US$m

Personal	5,552	2,661	11,435	19,648
– first lien residential mortgages	4,550	2,356	10,121	17,027
– other personal[15]	1,002	305	1,314	2,621

Corporate and commercial	2,849	279	8,501	11,629
– manufacturing and international trade services	1,527	81	4,057	5,665
– commercial real estate and other property-related	737	112	3,420	4,269
– governments	257	–	44	301
– other commercial[10]	328	86	980	1,394

Financial	358	–	292	650

	8,759	2,940	20,228	31,927

Total renegotiated loans and advances to customers as a percentage of total gross loans and advances to customers[1]				3.0

	At 30 June 2013				At 31 December 2013
	Neither past due nor impaired US$m	Past due but not impaired US$m	Impaired US$m	Total US$m	Neither past due nor impaired US$m	Past due but not impaired US$m	Impaired US$m	Total US$m

Personal	6,953	3,299	16,008	26,260	5,895	3,585	12,092	21,572
– first lien residential mortgages	5,638	2,862	14,498	22,998	4,881	3,219	10,857	18,957
– other personal[15]	1,315	437	1,510	3,262	1,014	366	1,235	2,615

Corporate and commercial	3,521	292	6,987	10,800	3,147	362	8,493	12,002
– manufacturing and international trade services	1,944	75	3,190	5,209	1,529	163	4,178	5,870
– commercial real estate and other property-related	1,164	115	3,336	4,615	1,050	113	3,385	4,548
– governments	150	–	–	150	274	–	43	317
– other commercial[10]	263	102	461	826	294	86	887	1,267

Financial	262	16	355	633	358	–	243	601

	10,736	3,607	23,350	37,693	9,400	3,947	20,828	34,175

Total renegotiated loans and advances to customers as a percentage of total gross loans and advances to customers[1]				4.0				3.4

For footnotes, see page 172.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Renegotiated loans and advances to customers by geographical region

	Europe US$m	Asia[9] US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m
At 30 June 2014
Personal	2,166	418	123	16,410	531	19,648
– first lien residential mortgages	1,743	107	69	15,034	74	17,027
– other personal[15]	423	311	54	1,376	457	2,621

Corporate and commercial	7,064	454	1,579	508	2,024	11,629
– manufacturing and international trade services	3,534	218	594	151	1,168	5,665
– commercial real estate and other property-related	2,862	40	564	336	467	4,269
– governments	–	–	136	–	165	301
– other commercial[10]	668	196	285	21	224	1,394

Financial	287	5	356	1	1	650

	9,517	877	2,058	16,919	2,556	31,927

Total impairment allowances on renegotiated loans	1,355	73	436	2,025	893	4,782
– individually assessed	1,335	52	436	117	441	2,381
– collectively assessed	20	21	–	1,908	452	2,401

At 30 June 2013
Personal	2,339	454	165	22,600	702	26,260
– first lien residential mortgages	1,806	128	102	20,896	66	22,998
– other personal[15]	533	326	63	1,704	636	3,262

Corporate and commercial	6,205	294	1,654	549	2,098	10,800
– manufacturing and international trade services	2,920	109	547	224	1,409	5,209
– commercial real estate and other property-related	3,060	5	805	314	431	4,615
– governments	–	–	1	–	149	150
– other commercial[10]	225	180	301	11	109	826

Financial	272	3	355	2	1	633

	8,816	751	2,174	23,151	2,801	37,693

Total impairment allowances on renegotiated loans	1,596	82	424	2,694	687	5,483
– individually assessed	1,579	62	424	124	263	2,452
– collectively assessed	17	20	–	2,570	424	3,031

At 31 December 2013
Personal	2,251	435	149	18,130	607	21,572
– first lien residential mortgages	1,820	117	91	16,853	76	18,957
– other personal[15]	431	318	58	1,277	531	2,615

Corporate and commercial	7,270	330	1,583	658	2,161	12,002
– manufacturing and international trade services	3,709	103	489	198	1,371	5,870
– commercial real estate and other property-related	2,940	39	662	446	461	4,548
– governments	–	–	137	–	180	317
– other commercial[10]	621	188	295	14	149	1,267

Financial	235	2	362	1	1	601

	9,756	767	2,094	18,789	2,769	34,175

Total impairment allowances on renegotiated loans	1,867	101	460	2,285	1,014	5,727
– individually assessed	1,821	78	460	98	464	2,921
– collectively assessed	46	23	–	2,187	550	2,806

For footnotes, see page 172.

HSBC HOLDINGS PLC

Interim Management Report (continued)

The following commentary is on a reported basis.

In the first half of 2014 renegotiated loans declined by US$2.2bn to US$32bn at 30 June 2014 (31 December 2013: US$34bn). The most significant portfolio of renegotiated loans remained in North America, substantially all of which were retail loans held by HSBC Finance.

The next largest portfolio of renegotiated loans was in Europe, largely concentrated in the commercial real estate and other property sectors at 30% (31 December 2013: 30%) and the manufacturing and international trade service sectors at 37% (31 December 2013: 38%).

In the corporate and commercial sector, renegotiated loans reduced by 3.1% compared with the end of 2013.

HSBC Finance loan modifications and re-ageing

Types of loan renegotiation programme in HSBC Finance

•

A temporary modification is a change to the contractual terms of a loan that results in the giving up of a right to contractual cash flows over a pre-defined period. With a temporary modification the loan is expected to revert back to the original contractual terms, including the interest rate charged, after the modification period. An example is reduced interest payments.

A substantial number of HSBC Finance modifications involve interest rate reductions. These modifications lower the amount of interest income HSBC Finance is contractually entitled to receive in future periods. Historically, modifications have generally been for six months, although extended modification periods are now more common.

Loans that have been re-aged are classified as impaired with the exception of first-time loan re-ages that were less than 60 days past due at the time of re-age. These remain classified as impaired until they have demonstrated a history of payment performance against their original contracted terms for at least 12 months.

•

A permanent modification is a change to the contractual terms of a loan that results in giving up a right to contractual cash flows over the life of the loan. An example is a permanent reduction in the interest rate charged.

Permanent or long-term modifications which are due to an underlying hardship event remain classified as impaired for their full life.

•

The term ‘re-age’ describes a renegotiation by which the contractual delinquency status of a loan is reset to current after demonstrating payment performance. The overdue principal and/or interest is deferred and paid at a later date. Loan re-ageing enables customers who have been unable to make a small number of payments to have their loan delinquency status reset to current so that their credit score is not affected by the overdue balances.

Loans that have been re-aged remain classified as impaired until they have demonstrated a history of payment performance against the original contractual terms for at least 12 months.

A temporary or permanent modification may also lead to a re-ageing of a loan although a loan may be re-aged without any modification to its original terms and conditions.

Where loans have been granted multiple concessions, subject to the qualifying criteria discussed below, the concession is deemed to have been made due to concern regarding the borrower’s ability to pay, and the loan is disclosed as impaired. The loan remains disclosed as impaired from that date forward until the borrower has demonstrated a history of repayment performance for the period of time required for either modifications or re-ages, as described above.

HSBC Finance maintains loan modification and re-age (‘loan renegotiation’) programmes in order to manage customer relationships, improve collection opportunities and, if possible, avoid foreclosure. The volume of loans that qualify for modification has reduced significantly in recent years. We expect this trend to continue as HSBC Finance believes the percentage of its customers with unmodified loans who would benefit from loan modification in a way that would avoid non-payment of future cash flows is decreasing. In addition, volumes of new loan modifications are expected to decrease due to improvements in economic conditions and the continued run-off of the CML portfolio.

Qualifying criteria

For an account to qualify for renegotiation it must meet certain criteria. However, HSBC Finance retains the right to decline a renegotiation. The extent to which HSBC Finance renegotiates accounts that are eligible under its existing policies will vary depending upon its view of prevailing economic conditions and other factors which may change from year to year. In addition, exceptions to policies and practices may be made in specific situations in response to legal or regulatory agreements or orders.

Renegotiated real estate secured and personal lending receivables are not eligible for a subsequent renegotiation for twelve or six months, respectively, with a maximum of five renegotiations permitted within a five-year period. Borrowers must be approved for a modification and generally make two minimum qualifying monthly payments within 60 days to activate a modification.

In certain circumstances where the debt has been restructured in bankruptcy proceedings, fewer or no payments may be required. Accounts whose borrowers are subject to a Chapter 13 plan filed with a bankruptcy court generally may be re-aged upon receipt of one qualifying payment, whereas accounts whose borrowers have filed for Chapter 7 bankruptcy protection may be re-aged upon receipt of a signed reaffirmation agreement. In addition, for some products, accounts may be re-aged without receipt of a payment in certain special circumstances (e.g. in the event of a natural disaster or a hardship programme).

HSBC HOLDINGS PLC

Interim Management Report (continued)

At 30 June 2014, renegotiated real estate secured accounts represented 54% (31 December 2013: 53%) of HSBC Finance’s total renegotiated loans, and US$9bn (31 December 2013: US$10bn)

of renegotiated real estate secured loans in HSBC Finance were classified as impaired.

Gross loan portfolio of HSBC Finance real estate secured balances

	Re-aged[16] US$m	Modified and re-aged US$m	Modified US$m	Total re- negotiated loans US$m	Total non- renegotiated loans US$m	Total gross loans US$m	Total impair- ment allowances US$m	Impair- ment allowances/ gross loans %

30 June 2014	7,389	7,391	664	15,444	11,830	27,274	2,338	9
30 June 2013	9,237	10,796	961	20,994	15,066	36,060	3,822	11
31 December 2013	8,167	8,213	768	17,148	13,171	30,319	3,028	10

For footnote, see page 172.

Movement in HSBC Finance renegotiated real estate balances

	Half-year to
	30 June 2014	30 June 2013	31 December 2013
	US$m	US$m	US$m

At beginning of period	17,148	22,421	20,994
Additions	357	548	419
Payments	(675)	(807)	(733)
Write-offs	(333)	(641)	(481)
Transfers and disposals	(1,053)	(527)	(3,051)

At end of period	15,444	20,994	17,148

Number of renegotiated real estate secured accounts remaining in HSBC Finance’s portfolio

	Re-aged	Modified and re-aged	Modified	Total	Total number of loans
	(000s)	(000s)	(000s)	(000s)	(000s)

30 June 2014	96	71	7	174	325
30 June 2013	113	100	10	223	408
31 December 2013	102	78	8	188	352

During the half-year to 30 June 2014, the aggregate number of renegotiated loans reduced, due to the continued run-off of the CML portfolio and lower levels of modifications of real estate and other retail loans resulting from improved economic conditions in the US.

Within the constraints of our Group credit policy, HSBC Finance’s policies allow for multiple renegotiations under certain circumstances, and a number of accounts received a second or further renegotiation during the first half of the year which are not duplicated in the statistics presented above. These statistics present a loan as an addition to the volume of renegotiated loans on its first renegotiation only. At 30 June 2014, renegotiated loans were 57% (31 December 2013: 57%) of HSBC Finance’s real estate secured accounts.

Impaired loans

Impaired loans and advances are those that meet any of the following criteria:

•

wholesale loans and advances classified as Customer Risk Rating (‘CRR’) 9 or CRR 10. These grades are assigned when the bank considers that either the customer is unlikely to pay its credit obligations in full, without recourse to security, or when the customer is past due 90 days or more on any material credit obligation to HSBC. For further details of the CRR scale, see page 267 of the Annual Report and Accounts 2013;

•	retail loans and advances classified as Expected Loss (‘EL’) 9 or EL 10. These grades are assigned to retail loans and advances greater

HSBC HOLDINGS PLC

Interim Management Report (continued)

than 90 days past due unless individually they have been assessed as not impaired. For further details of the EL scale see page 267 of the Annual Report and Accounts 2013;

•

renegotiated loans and advances that have been subject to a change in contractual cash flows as a result of a concession which the lender would not otherwise consider, and where it is probable that without the concession the borrower would be unable to meet its contractual payment obligations in full, unless the concession is insignificant and there are no other indicators of impairment. Renegotiated loans remain classified as impaired until there is sufficient evidence to demonstrate a significant reduction in the risk of non-payment of future cash flows, and there are no other indicators of impairment.

For loans that are assessed for impairment on a collective basis, the evidence to support reclassification as no longer impaired typically comprises a history of payment performance against the original or revised terms, depending on the nature and volume of renegotiation and the credit risk characteristics surrounding the renegotiation. For loans that are assessed for impairment on an individual basis, all available evidence is assessed on a case by case basis.

In HSBC Finance, where a significant majority of HSBC’s loan forbearance activity occurs, the history of payment performance is assessed with reference to the original terms of the contract, reflecting the higher credit risk characteristics of this portfolio. The payment performance periods are monitored to ensure they remain appropriate to the levels of recidivism observed within the portfolio.

Further disclosure about loans subject to forbearance is provided on page 268 of the Annual Report and Accounts 2013. Renegotiated loans and forbearance disclosures are subject to evolving industry practice and regulatory guidance.

Impaired loans and advances to customers and banks by industry sector

	Impaired loans and advances at 30 June 2014			Impaired loans and advances at 30 June 2013			Impaired loans and advances at 31 December 2013
	Individ- ually assessed	Collect- ively assessed	Total	Individ- ually assessed	Collect- ively assessed	Total	Individ- ually assessed	Collect- ively assessed	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Banks	56	–	56	85	–	85	75	–	75

Customers	18,076	15,804	33,880	17,610	20,510	38,120	19,395	17,033	36,428
– personal	2,171	15,367	17,538	2,064	20,022	22,086	2,185	16,613	18,798
– corporate and commercial	15,274	436	15,710	14,676	488	15,164	16,457	420	16,877
– financial	631	1	632	870	–	870	753	–	753

	18,132	15,804	33,936	17,695	20,510	38,205	19,470	17,033	36,503

On a reported basis, impaired loans and advances were US$33.9bn at 30 June 2014 (30 June 2013: US$38.2bn; 31 December 2013: US$36.5bn). The decrease of US$2.6bn from the end of 2013 was due to a reduction in individually assessed impaired balances, mainly in Europe, as well as fewer collectively assessed impaired balances in the US CML portfolio due to run-off and loan sales.

Impairment of loans and advances

The tables below analyse by geographical region the impairment allowances recognised for impaired loans and advances that are either individually assessed or collectively assessed, and collective impairment allowances on loans and advances classified as not impaired.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Impairment allowances on loans and advances to customers by geographical region

	Europe US$m	Asia[9] US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

At 30 June 2014
Gross loans and advances to customers[1]
Individually assessed impaired loans[17] (A)	10,374	1,605	2,060	1,413	2,624	18,076
Collectively assessed[18] (B)	474,224	362,018	28,314	131,793	46,786	1,043,135
– impaired loans[17]	1,581	176	143	12,289	1,615	15,804
– non-impaired loans[19]	472,643	361,842	28,171	119,504	45,171	1,027,331

Total (C)	484,598	363,623	30,374	133,206	49,410	1,061,211
Less: Impairment allowances (c)	4,928	1,236	1,464	3,586	2,756	13,970
– individually assessed (a)	3,430	650	1,068	384	959	6,491
– collectively assessed (b)	1,498	586	396	3,202	1,797	7,479

Net loans and advances	479,670	362,387	28,910	129,620	46,654	1,047,241
(a) as a percentage of (A)	33.1	40.5	51.8	27.2	36.5	35.9
(b) as a percentage of (B)	0.3	0.2	1.4	2.4	3.8	0.7
(c) as a percentage of (C)	1.0	0.3	4.8	2.7	5.6	1.3

At 30 June 2013
Gross loans and advances to customers[1]
Individually assessed impaired loans[17] (D)	10,712	1,356	2,108	1,629	1,805	17,610

Collectively assessed[18] (E)	403,900	326,472	27,507	133,274	45,092	936,245
– impaired loans[17]	1,505	185	206	17,059	1,555	20,510
– non-impaired loans[19]	402,395	326,287	27,301	116,215	43,537	915,735

Total (F)	414,612	327,828	29,615	134,903	46,897	953,855

Less: Impairment allowances (f)	5,341	1,145	1,681	5,042	2,352	15,561
– individually assessed (d)	3,853	597	1,235	498	579	6,762
– collectively assessed (e)	1,488	548	446	4,544	1,773	8,799

Net loans and advances	409,271	326,683	27,934	129,861	44,545	938,294

(d) as a percentage of (D)	36.0	44.0	58.6	30.6	32.1	38.4
(e) as a percentage of (E)	0.4	0.2	1.6	3.4	3.9	0.9
(f) as a percentage of (F)	1.3	0.3	5.7	3.7	5.0	1.6

At 31 December 2013
Gross loans and advances to customers[1]
Individually assessed impaired loans[17] (G)	11,497	1,450	2,117	1,736	2,595	19,395

Collectively assessed[18] (H)	450,176	336,661	26,659	130,454	43,887	987,837
– impaired loans[17]	1,690	173	148	13,373	1,649	17,033
– non-impaired loans[19]	448,486	336,488	26,511	117,081	42,238	970,804

Total (I)	461,673	338,111	28,776	132,190	46,482	1,007,232

Less: Impairment allowances (i)	5,563	1,214	1,565	4,237	2,564	15,143
– individually assessed (g)	4,019	634	1,131	410	878	7,072
– collectively assessed (h)	1,544	580	434	3,827	1,686	8,071

Net loans and advances	456,110	336,897	27,211	127,953	43,918	992,089

(g) as a percentage of (G)	35.0	43.7	53.4	23.6	33.8	36.5
(h) as a percentage of (H)	0.3	0.2	1.6	2.9	3.8	0.8
(i) as a percentage of (I)	1.2	0.4	5.4	3.2	5.5	1.5

For footnotes, see page 172.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Net loan impairment charge to the income statement by geographical region

	Europe US$m	Asia[9] US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m
Half-year to 30 June 2014
Individually assessed impairment allowances	328	50	(50)	76	154	558
– new allowances	634	147	32	152	230	1,195
– release of allowances no longer required	(292)	(88)	(77)	(63)	(44)	(564)
– recoveries of amounts previously written off	(14)	(9)	(5)	(13)	(32)	(73)

Collectively assessed impairment allowances	151	166	(7)	319	838	1,467
– new allowances net of allowance releases	412	232	12	373	921	1,950
– recoveries of amounts previously written off	(261)	(66)	(19)	(54)	(83)	(483)

Total charge for impairment losses	479	216	(57)	395	992	2,025
– customers	469	216	(57)	395	992	2,015
– banks	10	–	–	–	–	10

Half-year to 30 June 2013
Individually assessed impairment allowances	714	34	(58)	168	263	1,121
– new allowances	914	118	67	210	312	1,621
– release of allowances no longer required	(180)	(68)	(111)	(21)	(20)	(400)
– recoveries of amounts previously written off	(20)	(16)	(14)	(21)	(29)	(100)

Collectively assessed impairment allowances	209	146	9	552	1,152	2,068
– new allowances net of allowance releases	480	216	29	597	1,285	2,607
– recoveries of amounts previously written off	(271)	(70)	(20)	(45)	(133)	(539)

Total charge for impairment losses	923	180	(49)	720	1,415	3,189
– customers	923	180	(49)	720	1,415	3,189

Half-year to 31 December 2013
Individually assessed impairment allowances	662	111	(28)	94	360	1,199
– new allowances	914	198	129	188	390	1,819
– release of allowances no longer required	(222)	(77)	(124)	(77)	(11)	(511)
– recoveries of amounts previously written off	(30)	(10)	(33)	(17)	(19)	(109)

Collectively assessed impairment allowances	147	192	33	421	867	1,660
– new allowances net of allowance releases	463	263	53	461	968	2,208
– recoveries of amounts previously written off	(316)	(71)	(20)	(40)	(101)	(548)

Total charge for impairment losses	809	303	5	515	1,227	2,859
– customers	809	303	5	510	1,227	2,854
– banks	–	–	–	5	–	5

For footnote, see page 172.

Loan impairment charges by geographical region

Loan impairment charges by industry

HSBC HOLDINGS PLC

Interim Management Report (continued)

Loan impairment in the first half of 2014

On a reported basis, loan impairment allowances at 30 June 2014 were US$14.0bn, an 8% decrease compared with the end of 2013. Impaired loans were US$33.9bn, US$2.6bn lower than the balance at 31 December 2013.

The following commentary is on a constant currency basis.

The reduction in loan impairment allowances was mainly due to lower individually assessed new allowances in Europe, as well as a decrease in collectively assessed new allowances in North America and Latin America.

Releases and recoveries of US$1.1bn were 7% higher than in the first half of 2013 due to reduced delinquency and improved market conditions in Europe and higher releases of individually assessed allowances in North America.

In Europe, new loan impairment allowances were US$1.0bn, a 29% decrease on the first half of 2013 with a reduction in both individually and collectively assessed allowances, primarily in the UK, notably in the commercial and corporate sectors, reflecting improved quality in the portfolio and the economic environment.

Impaired loans of US$12.0bn at 30 June 2014 were 11% lower than at 31 December 2013, primarily in the corporate and commercial sectors.

Releases and recoveries in Europe were US$567m, a rise of 13% compared with the first half of 2013, primarily due to higher releases in the corporate and commercial sectors in the UK.

In Asia, new impairment allowances were US$379m, an increase of US$62m from the first half of 2013 due to an increase in individually assessed allowances against a small number of CMB exposures in Hong Kong, as well as higher new collective allowances net of releases as a result of higher releases in the previous year which reflected an overall improvement in the loan portfolio and growth in lending balances.

Impaired loans of US$1.8bn at 30 June 2014 were 8% higher than at 31 December 2013, mainly relating to corporate and commercial exposures in Indonesia, Hong Kong and Malaysia.

Releases and recoveries in the region were US$163m, an increase of 10% compared with the first half of 2013, due to higher individual releases.

In the Middle East and North Africa, new loan impairment allowances were US$44m, a decrease of

US$52m compared with the first half of 2013 reflecting lower individually and collectively assessed new allowances in the UAE.

Impaired loans of US$2.2bn at 30 June 2014 were 3% lower than at 31 December 2013, mainly due to a decrease in individually assessed corporate and commercial loans as a result of ongoing loan recoveries.

Releases and recoveries in the region were US$101m, a fall of 31% compared with the first half of 2013, primarily due to fewer significant one-off recoveries.

In North America, new loan impairment allowances decreased by 34% to US$525m. This was driven by reduced collectively assessed new allowances as a result of the continued run-off of the CML portfolio though this was partly offset by lower favourable market value adjustments of the underlying properties as improvements in housing market conditions were less pronounced in the first half of 2014. In addition, collectively assessed allowances increased in CMB and GB&M as we revised certain estimates used in our corporate loan impairment calculation. Individually assessed new allowances also reduced in Canada in CMB.

Impaired loans fell by 9% from the end of 2013 to US$13.7bn, driven by the continued run-off of the CML portfolio and loan sales.

Releases and recoveries in North America were US$130m, a 49% increase compared with the first half of 2013, driven by releases of individually assessed allowances in the wholesale portfolio, due to upgrades of certain customers in the US, and higher releases relating to CMB clients in Canada.

In Latin America, new impairment allowances fell by 21% to US$1.2bn, driven by lower collectively assessed new allowances in Brazil reflecting the change to the impairment model and assumption revisions for restructured loan portfolios in both RBWM and CMB, which occurred in the first half of 2013, though this was partly offset by an increase due to refinements to the impairment model for non-restructured loan portfolios, primarily in RBWM, in the first half of 2014. Individually assessed new allowances also reduced, notably in Mexico, reflecting lower new allowances in CMB, in particular relating to homebuilders.

Impaired loans fell by 4% from the end of 2013 to US$4.2bn, notably in Brazil. This was largely due to the settlement of a significant individually assessed corporate account.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Releases and recoveries in Latin America were US$159m, a reduction of 3% compared with the first half of 2013 due to lower recoveries on collectively assessed balances in the retail portfolio due to a reduction in the number of loans being written off. This was partly offset by releases of individually assessed allowances on a small number of GB&M and CMB exposures.

Movement in impairment allowances on loans and advances to customers and banks

	Banks	Customers
	individually assessed US$m	Individually assessed US$m	Collectively assessed US$m	Total US$m

At 1 January 2014	58	7,072	8,071	15,201
Amounts written off	(6)	(1,276)	(2,288)	(3,570)
Recoveries of loans and advances previously written off	–	74	483	557
Charge to income statement	10	548	1,467	2,025
Exchange and other movements[22]	1	73	(254)	(180)

At 30 June 2014	63	6,491	7,479	14,033

Impairment allowances:
on loans and advances to customers		6,491	7,479	13,970
– personal		534	5,372	5,906
– corporate and commercial		5,708	1,978	7,686
– financial		249	129	378

as a percentage of loans and advances[20,21]	0.05	0.61	0.71	1.19

At 1 January 2013	57	6,572	9,540	16,169
Amounts written off	(6)	(823)	(2,614)	(3,443)
Recoveries of loans and advances previously written off	–	100	539	639
Charge to income statement	–	1,121	2,068	3,189
Exchange and other movements[22]	(1)	(208)	(734)	(943)

At 30 June 2013	50	6,762	8,799	15,611

Impairment allowances:
on loans and advances to customers		6,762	8,799	15,561
– personal		586	6,798	7,384
– corporate and commercial		5,785	1,925	7,710
– financial		391	76	467

as a percentage of loans and advances[20,21]	0.04	0.71	0.92	1.45

At 1 July 2013	50	6,762	8,799	15,611
Amounts written off	2	(1,114)	(2,100)	(3,212)
Recoveries of loans and advances previously written off	–	109	548	657
Charge to income statement	5	1,194	1,660	2,859
Exchange and other movements[22]	1	121	(836)	(714)

At 31 December 2013	58	7,072	8,071	15,201

Impairment allowances:
on loans and advances to customers		7,072	8,071	15,143
– personal		589	6,013	6,602
– corporate and commercial		6,096	1,963	8,059
– financial		387	95	482

as a percentage of loans and advances[20,21]	0.05	0.70	0.80	1.35
For footnotes, see page 172.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Charge for impairment losses as a percentage of average gross loans and advances to customers by geographical region1

	Europe	Asia[9]	MENA	North America	Latin America	Total
	%	%	%	%	%	%

Half-year to 30 June 2014
New allowances net of allowance releases	0.39	0.17	(0.23)	0.71	4.72	0.55
Recoveries	(0.15)	(0.04)	(0.17)	(0.10)	(0.49)	(0.12)

Total charge for impairment losses	0.24	0.13	(0.40)	0.61	4.23	0.43

Amount written off net of recoveries	0.61	0.11	0.38	1.11	3.74	0.65

Half-year to 30 June 2013
New allowances net of allowance releases	0.68	0.17	(0.10)	1.16	6.11	0.86
Recoveries	(0.16)	(0.05)	(0.23)	(0.10)	(0.63)	(0.14)

Total charge for impairment losses	0.52	0.12	(0.33)	1.06	5.48	0.72

Amount written off net of recoveries	0.35	0.12	0.36	1.43	3.69	0.63

Half-year to 31 December 2013
New allowances net of allowance releases	0.64	0.24	0.20	0.84	5.51	0.78
Recoveries	(0.19)	(0.05)	(0.36)	(0.08)	(0.49)	(0.15)

Total charge for impairment losses	0.45	0.19	(0.16)	0.76	5.02	0.63

Amount written off net of recoveries	0.50	0.12	0.42	0.77	3.54	0.57

For footnotes, see page 172.

Loans and advances to customers are excluded from average balances when reclassified to ‘Assets held for sale’.

Reconciliation of reported and constant currency changes by geographical region

	31 Dec 13 as reported	Currency translation adjustment[23]	31 Dec 13 at 30 Jun 14 exchange rates	Movement on a constant currency basis	30 Jun 14 as reported	Reported change[24]	Constant currency change[24]
	US$m	US$m	US$m	US$m	US$m	%	%
Impaired loans
Europe	13,228	217	13,445	(1,453)	11,992	(9)	(11)
Asia[9]	1,623	30	1,653	128	1,781	10	8
Middle East and North Africa	2,285	(4)	2,281	(59)	2,222	(3)	(3)
North America	15,123	(2)	15,121	(1,419)	13,702	(9)	(9)
Latin America	4,244	161	4,405	(166)	4,239	–	(4)

	36,503	402	36,905	(2,969)	33,936

Impairment allowances
Europe	5,598	107	5,705	(732)	4,973	(11)	(13)
Asia[9]	1,214	15	1,229	7	1,236	2	1
Middle East and North Africa	1,583	(3)	1,580	(98)	1,482	(6)	(6)
North America	4,242	(2)	4,240	(654)	3,586	(15)	(15)
Latin America	2,564	120	2,684	72	2,756	7	3

	15,201	237	15,438	(1,405)	14,033

For footnotes, see page 172.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Concentration of exposure

Concentrations of credit risk are described in the Appendix to Risk on page 273 of the Annual Report and Accounts 2013.

The commentary that follows is on a reported basis.

The geographical diversification of our lending portfolio and our broad range of global businesses and products ensured that we did not overly depend on a few markets to generate growth in the first half of 2014. This diversification also supported our strategies for growth in faster-growing regions and markets with international connectivity. An analysis of credit quality is provided on page 120.

Financial investments

Our holdings of available-for-sale government and government agency debt securities, corporate debt securities, ABSs and other securities were spread over a wide range of issuers and geographical regions, with 13% invested in securities issued by banks and other financial institutions and 73% in government or quasi-government debt. We also held assets backing insurance and investment contracts. For an analysis of financial investments, see Note 12 on the Financial Statements.

Trading assets

Trading assets

	At 30 Jun 2014 US$bn	At 30 Jun 2013 US$bn	At 31 Dec 2013 US$bn
Trading securities[25]	173	218	163
Loans and advances to banks	41	97	28
Loans and advances to customers	59	118	48

	273	433	239

For footnote, see page 172.

Trading securities remained the largest concentration within trading assets at 63%, compared with 68% at the end of 2013. The largest concentration within the trading securities portfolio was in government and government agency debt securities. We had significant exposures to US Treasury and government agency debt securities (US$27bn) and UK (US$9bn) and Hong Kong (US$5bn) government debt securities.

Derivatives

Derivative assets were US$270bn at 30 June 2014 (31 December 2013: US$282bn), of which the largest concentrations were interest rate and, to a lesser extent, foreign exchange derivatives. Our exposure to derivatives decreased by 4% reflecting upward movements in yield curves in major currencies which led to a decline in the fair value of interest rate contracts, largely in Europe, as well as a fall in Asia relating to foreign exchange derivatives, in part due to maturities. This was partly offset by a reduction in netting. For an analysis of derivatives, see Note 10 on the Financial Statements.

Loans and advances

Gross loans and advances to customers (excluding the financial sector) of US$1,008bn at 30 June 2014 increased by US$51bn compared with 31 December 2013 on a reported basis. On a constant currency basis they were US$38bn higher.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Gross loans and advances by industry sector1

	At 31 December 2013	Currency effect	Movement	At 30 June 2014
	US$m	US$m	US$m	US$m

Personal	410,728	6,021	(997)	415,752
– first lien residential mortgages[5]	299,875	5,025	535	305,435
– other personal[15]	110,853	996	(1,532)	110,317

Corporate and commercial	543,265	7,217	38,949	589,431
– manufacturing	113,850	1,903	14,413	130,166
– international trade and services	184,668	2,325	5,255	192,248
– commercial real estate	74,846	786	(367)	75,265
– other property-related	44,832	296	5,631	50,759
– government	7,277	45	(565)	6,757
– other commercial[10]	117,792	1,862	14,582	134,236

Financial	50,523	717	2,268	53,508
– non-bank financial institutions	48,537	700	1,085	50,322
– settlement accounts	1,986	17	1,183	3,186

Asset-backed securities reclassified	2,716	82	(278)	2,520

Total gross loans and advances to customers (A)[26]	1,007,232	14,037	39,942	1,061,211

Gross loans and advances to banks	120,104	525	6,821	127,450

Total gross loans and advances	1,127,336	14,562	46,763	1,188,661

Impaired loans and advances to customers	36,428	400	(2,948)	33,880
– as a percentage of (A)	3.6			3.2

Impairment allowances on loans and advances to customers	15,143	236	(1,409)	13,970
– as a percentage of (A)	1.5			1.3

	Half-year to 30 June 2013			Half-year to 30 June 2014
	US$m			US$m

Charge for impairment losses in the period	3,189	(102)	(1,062)	2,025
– new allowances net of allowance releases	3,828	(98)	(1,149)	2,581
– recoveries	(639)	(4)	87	(556)

For footnotes, see page 172.

The following commentary is on a constant currency basis.

At 39% of gross lending to customers at 30 June 2014, personal lending balances were broadly in line with 31 December 2013 at US$416bn. Movements in these balances are explained under ‘Total personal lending’ (see page 113). First lien residential mortgage lending continued to represent the Group’s largest concentration in a single exposure type, the most significant balances being in the UK (44%), Hong Kong (18%) and the US (13%).

Corporate and commercial lending was 56% of gross lending to customers at 30 June 2014, representing our largest lending category. International trade and services was the biggest portion of the corporate and commercial lending category, which increased by 3% compared with 31 December 2013, driven by growth in Europe, the Middle East and North Africa and North America.

Commercial real estate lending represented 7% of total gross lending to customers, which was broadly unchanged from December 2013. The main concentrations of commercial real estate lending were in Hong Kong and the UK.

Lending to non-bank financial institutions was US$50bn, an increase of US$1.1bn compared with 31 December 2013 primarily due to a US$2.3bn increase in Asia, partly offset by a US$1.5bn reduction in North America. Our exposure was spread across a range of institutions, with the most significant exposures in the UK, Hong Kong and the US.

Loans and advances to banks were widely distributed across many countries and increased by 6%. This was driven by higher placements with financial institutions in Europe, the Middle East and North Africa and Latin America.

HSBC HOLDINGS PLC

Interim Management Report (continued)

The following tables analyse loans by industry sector and by the location of the principal operations of the lending subsidiary or, in the case of the operations of The Hongkong and Shanghai Banking Corporation, HSBC Bank plc, HSBC Bank Middle

East and HSBC Bank USA, by the location of the lending branch. The commentary on these loans and advances can be found in the ‘Total personal lending’ and ‘Wholesale lending’ sections on pages 113 and 118, respectively.

Gross loans and advances to customers by industry sector and by geographical region1

	Gross loans and advances to customers
	Europe US$m	Asia[9] US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m	As a % of total gross loans

At 30 June 2014
Personal	194,898	129,680	6,553	69,573	15,048	415,752	39.2
– first lien residential mortgages[5]	144,225	95,489	2,543	58,677	4,501	305,435	28.8
– other personal[15]	50,673	34,191	4,010	10,896	10,547	110,317	10.4

Corporate and commercial	257,715	221,852	20,983	55,916	32,965	589,431	55.5
– manufacturing	65,374	35,210	2,445	12,941	14,196	130,166	12.3
– international trade and services	79,981	80,574	10,072	13,087	8,534	192,248	18.1
– commercial real estate	30,935	34,727	434	6,677	2,492	75,265	7.1
– other property-related	7,444	32,730	1,593	8,644	348	50,759	4.8
– government	2,404	1,082	1,696	568	1,007	6,757	0.6
– other commercial[10]	71,577	37,529	4,743	13,999	6,388	134,236	12.6

Financial	29,603	12,091	2,838	7,579	1,397	53,508	5.0
– non-bank financial institutions	26,990	11,686	2,837	7,579	1,230	50,322	4.7
– settlement accounts	2,613	405	1	–	167	3,186	0.3

Asset-backed securities reclassified	2,382	–	–	138	–	2,520	0.3

Total gross loans and advances to customers (A)[26]	484,598	363,623	30,374	133,206	49,410	1,061,211	100.0

Percentage of (A) by geographical region	45.6	34.3	2.9	12.5	4.7	100.0

Impaired loans	11,955	1,781	2,203	13,702	4,239	33,880
– as a percentage of (A)	2.5	0.5	7.3	10.3	8.6	3.2

Total impairment allowances	4,928	1,236	1,464	3,586	2,756	13,970
– as a percentage of (A)	1.0	0.3	4.8	2.7	5.6	1.3

At 30 June 2013
Personal	173,270	120,822	6,377	78,959	15,081	394,509	41.4
– first lien residential mortgages[5]	127,434	90,080	2,296	66,277	3,561	289,648	30.4
– other personal[15]	45,836	30,742	4,081	12,682	11,520	104,861	11.0

Corporate and commercial	211,128	198,457	21,416	48,327	30,451	509,779	53.4
– manufacturing	46,202	30,244	3,409	9,609	12,128	101,592	10.6
– international trade and services	66,317	77,798	9,458	13,082	7,771	174,426	18.3
– commercial real estate	30,764	33,416	898	6,064	2,328	73,470	7.7
– other property-related	7,403	23,715	1,526	7,725	285	40,654	4.3
– government	1,834	3,220	1,664	348	1,431	8,497	0.9
– other commercial[10]	58,608	30,064	4,461	11,499	6,508	111,140	11.6

Financial	26,895	8,549	1,822	7,470	1,365	46,101	4.8
– non-bank financial institutions	25,361	7,789	1,821	7,470	1,274	43,715	4.6
– settlement accounts	1,534	760	1	–	91	2,386	0.2

Asset-backed securities reclassified	3,319	–	–	147	–	3,466	0.4

Total gross loans and advances to customers (B)[26]	414,612	327,828	29,615	134,903	46,897	953,855	100.0

Percentage of (B) by geographical region	43.5	34.4	3.1	14.1	4.9	100.0

Impaired loans	12,217	1,541	2,314	18,688	3,360	38,120
– as a percentage of (B)	2.9	0.5	7.8	13.9	7.2	4.0

Total impairment allowances	5,341	1,145	1,681	5,042	2,352	15,561
– as a percentage of (B)	1.3	0.3	5.7	3.7	5.0	1.6

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Gross loans and advances to customers
	Europe US$m	Asia[9] US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m	As a % of total gross loans
At 31 December 2013
Personal	192,107	124,529	6,484	72,690	14,918	410,728	40.8
– first lien residential mortgages[5]	140,474	92,047	2,451	60,955	3,948	299,875	29.8
– other personal[15]	51,633	32,482	4,033	11,735	10,970	110,853	11.0

Corporate and commercial	239,116	203,894	19,760	50,307	30,188	543,265	53.9
– manufacturing	55,920	30,758	3,180	11,778	12,214	113,850	11.3
– international trade and services	76,700	79,368	8,629	11,676	8,295	184,668	18.3
– commercial real estate	31,326	34,560	639	5,900	2,421	74,846	7.4
– other property-related	7,308	27,147	1,333	8,716	328	44,832	4.5
– government	3,340	1,021	1,443	499	974	7,277	0.7
– other commercial[10]	64,522	31,040	4,536	11,738	5,956	117,792	11.7

Financial	27,872	9,688	2,532	9,055	1,376	50,523	5.0
– non-bank financial institutions	26,314	9,359	2,532	9,055	1,277	48,537	4.8
– settlement accounts	1,558	329	–	–	99	1,986	0.2

Asset-backed securities reclassified	2,578	–	–	138	–	2,716	0.3

Total gross loans and advances to customers (C)[26]	461,673	338,111	28,776	132,190	46,482	1,007,232	100.0

Percentage of (C) by geographical region	45.8	33.6	2.9	13.1	4.6	100.0

Impaired loans	13,187	1,623	2,265	15,109	4,244	36,428
– as a percentage of (C)	2.9	0.5	7.9	11.4	9.1	3.6

Total impairment allowances	5,563	1,214	1,565	4,237	2,564	15,143
– as a percentage of (C)	1.2	0.4	5.4	3.2	5.5	1.5

For footnotes, see page 172.

Loans and advances to banks by geographical region1

	Europe US$m	Asia[9] US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m	Impair- ment allowances[27] US$m

At 30 June 2014	27,763	72,222	8,644	6,252	12,569	127,450	(63)
At 30 June 2013	26,741	72,483	9,054	8,614	10,968	127,860	(50)
At 31 December 2013	24,273	72,814	6,419	6,420	10,178	120,104	(58)

For footnotes, see page 172.

Reverse repos – non-trading by geographical region

Following the change in balance sheet presentation explained on page 41, non-trading reverse repos are presented separately on the face of the balance sheet and are no longer included in ‘Loans and advances to customers’ and ‘Loans and advances to banks’.

Comparative data have been re-presented accordingly. As a result, any analysis in the Credit Risk section that references loans and advances to customers or banks excludes non-trading reverse repos to customers or banks, respectively. For reference, the amount of non-trading reverse repos to customers and banks is set out below.

	Europe	Asia[9]	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

At 30 June 2014
With customers	37,095	6,463	–	37,152	–	80,710
With banks	63,749	23,199	20	24,851	5,772	117,591

	100,844	29,662	20	62,003	5,772	198,301

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reverse repos – non-trading by geographical region (continued)

	Europe US$m	Asia[9] US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m
At 30 June 2013
With customers	24,165	2,275	–	4,633	15	31,088
With banks	41,540	9,775	400	3,204	2,393	57,312

	65,705	12,050	400	7,837	2,408	88,400
At 31 December 2013
With customers	48,091	6,448	–	33,676	–	88,215
With banks	49,631	12,973	24	23,744	5,103	91,475

	97,722	19,421	24	57,420	5,103	179,690

For footnote, see page 172.

Gross loans and advances to customers by country1

	First lien residential mortgages US$m	Other personal US$m	Property- related US$m	Commercial, international trade and other US$m	Total US$m
At 30 June 2014
Europe	144,225	50,673	38,379	251,321	484,598
UK	135,701	22,121	28,124	204,624	390,570
France	3,131	14,177	8,322	23,292	48,922
Germany	6	205	146	8,080	8,437
Malta	2,030	505	391	1,613	4,539
Switzerland	352	8,189	248	461	9,250
Turkey	788	3,915	276	4,368	9,347
Other	2,217	1,561	872	8,883	13,533

Asia[9]	95,489	34,191	67,457	166,486	363,623
Hong Kong	54,988	21,777	49,209	84,002	209,976
Australia	10,214	915	2,805	7,135	21,069
India	1,169	303	593	4,993	7,058
Indonesia	70	469	75	5,632	6,246
Mainland China	5,516	151	6,228	24,349	36,244
Malaysia	5,463	1,892	1,988	5,181	14,524
Singapore	10,330	6,118	4,351	12,803	33,602
Taiwan	4,193	691	127	6,960	11,971
Other	3,546	1,875	2,081	15,431	22,933

Middle East and North Africa (excluding Saudi Arabia)	2,543	4,010	2,027	21,794	30,374
Egypt	1	493	104	2,264	2,862
Qatar	12	367	318	1,333	2,030
UAE	2,168	1,815	1,314	13,379	18,676
Other	362	1,335	291	4,818	6,806

North America	58,677	10,896	15,321	48,312	133,206
US	39,939	5,842	10,609	34,279	90,669
Canada	17,174	4,769	4,210	13,064	39,217
Bermuda	1,564	285	502	969	3,320

Latin America	4,501	10,547	2,840	31,522	49,410
Argentina	16	1,158	84	1,837	3,095
Brazil	2,232	6,360	1,273	19,555	29,420
Mexico	2,155	2,987	1,428	9,128	15,698
Other	98	42	55	1,002	1,197

	305,435	110,317	126,024	519,435	1,061,211

HSBC HOLDINGS PLC

Interim Management Report (continued)

	First lien residential mortgages US$m	Other personal US$m	Property- related US$m	Commercial, international trade and other US$m	Total US$m
At 30 June 2013
Europe	127,434	45,836	38,167	203,175	414,612
UK	120,740	20,395	28,615	160,347	330,097
France	2,563	11,533	7,775	23,581	45,452
Germany	6	193	126	5,488	5,813
Malta	1,848	531	454	1,560	4,393
Switzerland	350	8,506	94	288	9,238
Turkey	952	4,152	280	3,908	9,292
Other	975	526	823	8,003	10,327

Asia[9]	90,080	30,742	57,131	149,875	327,828
Hong Kong	53,475	18,813	41,340	74,594	188,222
Australia	9,183	1,284	2,064	6,350	18,881
India	1,060	360	455	4,578	6,453
Indonesia	81	526	104	5,592	6,303
Mainland China	4,210	285	5,226	22,658	32,379
Malaysia	5,079	2,027	1,900	5,917	14,923
Singapore	9,999	4,840	4,060	10,980	29,879
Taiwan	3,495	631	107	4,500	8,733
Other	3,498	1,976	1,875	14,706	22,055

Middle East and North Africa (excluding Saudi Arabia)	2,296	4,081	2,424	20,814	29,615
Egypt	1	479	150	2,455	3,085
Qatar	10	379	263	1,000	1,652
UAE	1,879	1,826	1,391	12,457	17,553
Other	406	1,397	620	4,902	7,325

North America	66,277	12,682	13,789	42,155	134,903
US	47,186	6,805	9,532	27,370	90,893
Canada	17,455	5,540	3,679	13,607	40,281
Bermuda	1,636	337	578	1,178	3,729

Latin America	3,561	11,520	2,613	29,203	46,897
Argentina	25	1,487	66	2,340	3,918
Brazil	1,715	7,052	1,193	17,715	27,675
Mexico	1,821	2,981	1,336	8,440	14,578
Other	–	–	18	708	726

	289,648	104,861	114,124	445,222	953,855

HSBC HOLDINGS PLC

Interim Management Report (continued)

Gross loans and advances to customers by country (continued)

	First lien residential mortgages US$m	Other personal US$m	Property- related US$m	Commercial, international trade and other US$m	Total US$m
At 31 December 2013
Europe	140,474	51,633	38,634	230,932	461,673
UK	132,174	22,913	28,127	185,534	368,748
France	2,661	13,840	8,442	23,962	48,905
Germany	7	218	127	6,361	6,713
Malta	2,007	526	434	1,627	4,594
Switzerland	364	8,616	269	320	9,569
Turkey	833	4,002	305	4,059	9,199
Other	2,428	1,518	930	9,069	13,945

Asia[9]	92,047	32,482	61,707	151,875	338,111
Hong Kong	53,762	19,794	44,904	75,547	194,007
Australia	9,468	1,236	2,511	7,138	20,353
India	1,080	297	425	4,231	6,033
Indonesia	69	447	78	5,361	5,955
Mainland China	4,880	300	5,808	22,149	33,137
Malaysia	5,140	1,994	1,997	5,420	14,551
Singapore	10,283	5,754	3,953	12,188	32,178
Taiwan	3,797	660	158	5,198	9,813
Other	3,568	2,000	1,873	14,643	22,084

Middle East and North Africa (excluding Saudi Arabia)	2,451	4,033	1,972	20,320	28,776
Egypt	1	477	146	2,232	2,856
Qatar	13	377	261	1,245	1,896
UAE	2,082	1,842	1,331	12,344	17,599
Other	355	1,337	234	4,499	6,425

North America	60,955	11,735	14,616	44,884	132,190
US	42,317	6,257	10,174	30,952	89,700
Canada	17,036	5,116	3,912	13,079	39,143
Bermuda	1,602	362	530	853	3,347

Latin America	3,948	10,970	2,749	28,815	46,482
Argentina	20	1,425	62	2,103	3,610
Brazil	1,811	6,466	1,268	17,132	26,677
Mexico	2,117	3,079	1,398	8,994	15,588
Other	–	–	21	586	607

	299,875	110,853	119,678	476,826	1,007,232

For footnotes, see page 172.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Risk elements in the loan portfolio

The disclosure of credit risk elements in this section reflects US accounting practice and classifications. The purpose of the disclosure is to present within the US disclosure framework those elements of the loan portfolios with a greater risk of loss. The three main classifications of credit risk elements presented are:

•	impaired loans;

•	unimpaired loans contractually past due 90 days or more as to interest or principal; and

•	troubled debt restructurings not included in the above.

Impaired loans

In the following tables, we present information on our impaired loans and advances in accordance with the classification approach described on page 129.

A loan is impaired, and an impairment allowance is recognised, when there is objective evidence of a loss event that has an effect on the cash flows of the loan which can be reliably estimated. In accordance with IFRSs, we recognise interest income on assets after they have been written down as a result of an impairment loss.

The balance of impaired loans at 30 June 2014 was US$2.6bn lower than at 31 December 2013. This reduction was due to a combination of the continued run-off of the CML portfolio, and reductions in corporate impaired loans due to lower individually assessed impaired balances in Europe.

Unimpaired loans past due 90 days or more

Examples of unimpaired loans past due 90 days or more include individually assessed mortgages that are in arrears more than 90 days where there are no other indicators of impairment, but where the value of collateral is sufficient to repay both the principal debt and all potential interest for at least one year; and short-term trade facilities past due more than 90 days for technical reasons such as delays in documentation, but where there is no concern over the creditworthiness of the counterparty.

The amount of unimpaired loans past due 90 days or more at 30 June 2014 was US$162m, US$35m higher than at 31 December 2013. The increase was primarily in the Middle East and North Africa.

Troubled debt restructurings

Under US GAAP, a troubled debt restructuring (‘TDR’) is a loan the terms of which have been modified for economic or legal reasons related to the borrower’s financial difficulties to grant a concession to the borrower that the lender would not otherwise consider. A modification which results in a delay in payment that is considered insignificant is not regarded as a concession for the purposes of this disclosure. The SEC requires separate disclosure of any loans which meet the definition of a TDR that are not included in the previous two loan categories. These are classified as TDR’s in the table on page [16a-c]. Loans that have been identified as a TDR under the US guidance retain this designation until they are repaid or are derecognised. This treatment differs from the Group’s impaired loans disclosure convention under IFRS under which a loan may return to unimpaired status after demonstrating a significant reduction in the risk of non-payment of future cash flows. As a result reported TDRs include those loans that have returned to unimpaired status under the Group’s disclosure convention for renegotiated loans.

The balance of TDRs not included as impaired loans at 30 June 2014 decreased to US$6.6bn principally due to the continued CML portfolio run-off within North America.

Potential problem loans

Potential problem loans are loans where information on possible credit problems among borrowers causes management to seriously doubt their ability to comply with the loan repayment terms. There are no potential problem loans other than those identified in the table of risk elements on page [16a-c]. The following concentrations of credit risk have a higher risk of containing potential problem loans.

‘Mortgage lending’ on page 113 includes disclosure about certain homogeneous groups of loans which are collectively assessed for impairment, which may represent exposures to potential problem loans, including interest-only mortgages and affordability mortgages, including ARMs. Collectively assessed loans and advances, as set out on page 131, although not classified as impaired until more than 90 days past due, are assessed collectively for losses that have been incurred but have not yet been individually identified. This policy is further described on pages 272 and 435 of the Form 20-F for 2013 filed with the Securities and Exchange Commission and available on our website www.hsbc.com under Investor Relations.

142a

HSBC HOLDINGS PLC

Interim Management Report (continued)

‘Renegotiated loans and forbearance’ on page 126 includes disclosure about the credit quality of loans whose contractual payment terms have been changed at some point in the life of the loan because of significant concerns about the borrower’s ability to make contractual payments when due. Renegotiated loans are classified as impaired when:

•	there has been a change in contractual cash flows as a result of a concession which the lender would otherwise not consider, and

•	it is probable that without the concession, the borrower would be unable to meet contractual payment obligations in full.

This presentation applies unless the concession is insignificant and there are no other indicators of impairment. The renegotiated loan will continue to be disclosed as impaired until there is sufficient evidence to demonstrate a significant reduction in the risk of non-payment of future cash flows, and there are no other indicators of impairment.

Renegotiated loans that are not classified as impaired may have a higher risk of becoming delinquent in the future, and may therefore be potential problem loans. Further information regarding the credit quality classification of renegotiated loans can be found on page 269 of the Form 20-F for 2013 filed with the Securities and Exchange Commission and available on our website www.hsbc.com under Investor Relations.

142b

HSBC HOLDINGS PLC

Interim Management Report (continued)

Analysis of risk elements in the loan portfolio by geographical region

	At 30 June 2014 US$m	At 30 June 2013 US$m	At 31 December 2013 US$m

Impaired loans	33,936	38,205	36,503
Europe	11,992	12,266	13,228
Asia	1,781	1,541	1,623
Middle East and North Africa	2,222	2,336	2,285
North America	13,702	18,702	15,123
Latin America	4,239	3,360	4,244

Unimpaired loans contractually past due 90 days or more as to principal or interest	162	91	127
Europe	8	12	25
Asia	10	30	33
Middle East and North Africa	105	40	56
North America	39	9	13
Latin America	–	–	–

Troubled debt restructurings (not included in the classifications above)	6,626	7,197	7,235
Europe	1,253	1,105	1,427
Asia	302	260	277
Middle East and North Africa	381	606	406
North America	4,285	4,368	4,643
Latin America	405	858	482

Trading loans classified as in default
North America	17	126	133

Risk elements on loans[1]	40,741	45,619	43,998
Europe	13,253	13,383	14,680
Asia	2,093	1,831	1,933
Middle East and North Africa	2,708	2,982	2,747
North America	18,043	23,205	19,912
Latin America	4,644	4,218	4,726

Assets held for resale[2]	317	446	453
Europe	43	57	46
Asia	20	12	10
Middle East and North Africa	–	–	–
North America	228	346	370
Latin America	26	31	27

Total risk elements	41,058	46,065	44,451
Europe	13,296	13,440	14,726
Asia	2,113	1,843	1,943
Middle East and North Africa	2,708	2,982	2,747
North America	18,271	23,551	20,282
Latin America	4,670	4,249	4,753

	%	%	%
Loan impairment allowances as a percentage of risk elements on loans[3]	34.5	34.3	34.7

1	In addition to the numbers presented there were US$0.4bn (31 December 2013: US$0.2bn) of impaired loans; nil unimpaired loans contractually past due 90 days or more as to principal or interest (31 December 2013: US$0.1bn) and nil troubled debt restructurings (not included in the classifications above) (31 December 2013: nil), all relating to assets held for sale at 30 June 2014.
2	Assets held for resale represent assets obtained by taking possession of collateral held as security for financial assets.
3	Ratio excludes trading loans classified as in default.

142c

HSBC HOLDINGS PLC

Interim Management Report (continued)

Securitisation exposures and other structured products

This section contains information about our exposure to asset-backed securities (‘ABS’s), including mortgage-backed securities (‘MBS’s) and related collateralised debt obligations (‘CDO’s) and direct lending at fair value through profit or loss summarised in the table below:

A summary of the nature of HSBC’s exposures is provided on page 274 of the Annual Report and Accounts 2013.

Overall exposure of HSBC

	Carrying amount[28] at
	30 June 2014	30 June 2013	31 December 2013
	US$bn	US$bn	US$bn

Asset-backed securities	46.6	54.6	50.1
– fair value through profit or loss	3.1	3.1	3.1
– available for sale[29]	39.6	46.4	42.7
– held to maturity[29]	1.0	1.3	1.1
– loans and receivables	2.9	3.8	3.2

Direct lending at fair value through profit or loss	–	0.2	0.1

Total ABSs and direct lending at fair value through profit or loss	46.6	54.8	50.2

For footnotes, see page 172.

Within the above table are assets held in the GB&M legacy credit portfolio with a carrying value of US$26.9bn (30 June 2013: US$29.2bn; 31 December 2013: US$28.0bn).

ABSs classified as available for sale

Our principal holdings of available-for-sale ABSs

are held in GB&M structured entities (‘SE’s) established from the outset with the benefit of external investor first loss protection support, and positions held directly and by Solitaire Funding Ltd (‘Solitaire’), where we provide first loss risk protection of US$1.2bn through a liquidity facility.

Movement in the available-for-sale reserve

	Half-year to 30 June 2014			Half-year to 30 June 2013			Half-year to 31 December 2013
	Directly held/ Solitaire[30]	SEs	Total	Directly held/ Solitaire[30]	SEs	Total	Directly held/ Solitaire[30]	SEs	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Available-for-sale reserve at beginning of period	(1,514)	(129)	(1,643)	(1,473)	(720)	(2,193)	(1,586)	(362)	(1,948)
Increase/(decrease) in fair value of securities	593	96	689	(215)	374	159	(227)	225	(2)
Effect of impairments[31]	13	–	13	124	8	132	(23)	53	30
Repayment of capital	34	116	150	(35)	55	20	73	30	103
Other movements	(106)	(54)	(160)	13	(79)	(66)	249	(75)	174

Available-for-sale reserve at end of period	(980)	29	(951)	(1,586)	(362)	(1,948)	(1,514)	(129)	(1,643)

For footnotes, see page 172.

The table below summarises the carrying amount of our ABS exposure by categories of collateral and details where the risk of our ABS exposure is mitigated through credit derivatives with monoline insurance companies and other financial institutions.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Carrying amount of HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss

	Trading US$m	Available for sale US$m	Held to maturity US$m	Designated at fair value through profit or loss US$m	Loans and receivables US$m	Total US$m	Of which held through consolidated SEs US$m	Gross principal exposure[32] US$m	Credit default swap protection[33] US$m	Net principal exposure[34] US$m

At 30 June 2014
Mortgage-related assets:
Sub-prime residential	150	3,231	–	–	394	3,775	3,041	4,495	107	4,388
– direct lending	23	–	–	–	–	23	–	62	–	62
– MBSs and MBS CDOs	127	3,231	–	–	394	3,752	3,041	4,433	107	4,326

US Alt-A residential	96	3,214	18	–	128	3,456	2,738	4,881	97	4,784
– direct lending	1	–	–	–	–	1	–	–	–	–
– MBSs	95	3,214	18	–	128	3,455	2,738	4,881	97	4,784

US Government agency and sponsored enterprises:
MBSs	136	16,739	1,004	–	–	17,879	–	16,411	–	16,411

Other residential	266	1,737	–	–	362	2,365	1,336	2,458	49	2,409
– direct lending	–	–	–	–	–	–	–	–	–	–
– MBSs	266	1,737	–	–	362	2,365	1,336	2,458	49	2,409

Commercial property
MBSs and MBS CDOs	469	4,942	–	–	593	6,004	4,472	6,417	–	6,417

	1,117	29,863	1,022	–	1,477	33,479	11,587	34,662	253	34,409

Leveraged finance-related assets:
ABSs and ABS CDOs	298	4,836	–	–	242	5,376	4,209	5,601	357	5,244
Student loan-related assets:
ABSs and ABS CDOs	227	3,654	–	–	123	4,004	3,546	4,629	200	4,429
Other assets:
ABSs and ABS CDOs	1,375	1,245	–	22	1,051	3,693	995	4,030	812	3,218

	3,017	39,598	1,022	22	2,893	46,552	20,337	48,922	1,622	47,300

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Trading US$m	Available for sale US$m	Held to maturity US$m	Designated at fair value through profit or loss US$m	Loans and receivables US$m	Total US$m	Of which held through consolidated SEs US$m	Gross principal exposure[32] US$m	Credit default swap protection[33] US$m	Net principal exposure[34] US$m

At 30 June 2013
Mortgage-related assets:
Sub-prime residential	195	2,607	–	–	419	3,221	2,380	4,318	121	4,197
– direct lending	54	–	–	–	–	54	–	127	–	127
– MBSs and MBS CDOs	141	2,607	–	–	419	3,167	2,380	4,191	121	4,070

US Alt-A residential	104	3,641	30	–	127	3,902	2,996	6,208	100	6,108
– direct lending	11	–	–	–	–	11	–	17	–	17
– MBSs	93	3,641	30	–	127	3,891	2,996	6,191	100	6,091

US Government agency and sponsored enterprises:
MBSs	196	21,814	1,257	–	–	23,267	–	22,663	–	22,663

Other residential	579	1,877	–	–	449	2,905	1,324	3,727	62	3,665
– direct lending	166	–	–	–	–	166	–	166	–	166
– MBSs	413	1,877	–	–	449	2,739	1,324	3,561	62	3,499

Commercial property
MBSs and MBS CDOs	197	6,082	–	105	1,155	7,539	5,270	8,260	–	8,260

	1,271	36,021	1,287	105	2,150	40,834	11,970	45,176	283	44,893

Leveraged finance-related assets:
ABSs and ABS CDOs	279	4,980	–	–	239	5,498	4,164	5,845	374	5,471
Student loan-related assets:
ABSs and ABS CDOs	205	4,003	–	–	120	4,328	3,662	5,286	199	5,087
Other assets:
ABSs and ABS CDOs	1,398	1,395	–	63	1,279	4,135	1,016	5,352	1,143	4,209

	3,153	46,399	1,287	168	3,788	54,795	20,812	61,659	1,999	59,660

HSBC HOLDINGS PLC

Interim Management Report (continued)

Carrying amount of HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss (continued)

	Trading	Available for sale	Held to maturity	Designated at fair value through profit or loss	Loans and receivables	Total	Of which held through consolidated SEs	Gross principal exposure[32]	Credit default swap protection[33]	Net principal exposure[34]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2013
Mortgage-related assets:
Sub-prime residential	178	2,977	–	–	403	3,558	2,782	4,504	112	4,392
– direct lending	46	–	–	–	–	46	–	106	–	106
– MBSs and MBS CDOs	132	2,977	–	–	403	3,512	2,782	4,398	112	4,286

US Alt-A residential	101	3,538	18	–	134	3,791	2,926	5,692	100	5,592
– direct lending	10	–	–	–	–	10	–	14	–	14
– MBSs	91	3,538	18	–	134	3,781	2,926	5,678	100	5,578

US Government agency and sponsored enterprises:
MBSs	178	18,661	1,110	–	–	19,949	–	19,812	–	19,812

Other residential	618	1,925	–	–	399	2,942	1,513	3,981	53	3,928
– direct lending	–	–	–	–	–	–	–	–	–	–
– MBSs	618	1,925	–	–	399	2,942	1,513	3,981	53	3,928

Commercial property
MBSs and MBS CDOs	133	5,667	–	104	669	6,573	5,146	7,188	–	7,188

	1,208	32,768	1,128	104	1,605	36,813	12,367	41,177	265	40,912

Leveraged finance-related assets:
ABSs and ABS CDOs	294	5,011	–	–	251	5,556	4,310	5,841	365	5,476
Student loan-related assets:
ABSs and ABS CDOs	196	3,705	–	–	121	4,022	3,495	4,897	199	4,698
Other assets:
ABSs and ABS CDOs	1,271	1,265	–	34	1,186	3,756	989	4,805	1,010	3,795

	2,969	42,749	1,128	138	3,163	50,147	21,161	56,720	1,839	54,881

For footnotes, see page 172.

The above table excludes leveraged finance transactions.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Representations and warranties related to mortgage sales and securitisation activities

We have been involved in various activities related to the sale and securitisation of residential mortgages, that are not recognised on our balance sheet. These activities include:

•	the purchase of US$24bn of third-party originated mortgages by HSBC Bank USA and the securitisation of these by HSBC Securities (USA) Inc. (‘HSI’) between 2005 and 2007;

•	HSI acting as underwriter for third-party issuance of private label MBSs with an original issuance value of US$37bn, most of which were sub-prime; and

•	the origination and sale by HSBC Bank USA of mortgage loans, primarily to government sponsored entities.

In selling and securitising mortgage loans, various representations and warranties may be made to purchasers of the mortgage loans and MBSs. When purchasing and securitising mortgages originated by third-parties and underwriting third-party MBSs, the obligation to repurchase loans in the event of a breach of loan level representations and warranties resides predominantly with the organisation that originated the loan.

Participants in the US mortgage securitisation market that purchased and repackaged whole loans, such as servicers, originators, underwriters, trustees or sponsors of securitisations have been the subject of lawsuits and governmental and regulatory investigations and inquiries. Further details are provided in Note 25 on the Financial Statements.

At 30 June 2014, a liability of US$34m (30 June 2013: US$217m; 31 December 2013: US$99m) was recognised in respect of various representations and warranties relating to the origination and sale by HSBC Bank USA of mortgage loans, primarily to government sponsored entities. These relate to, among other things, the ownership of the loans, the validity of the liens, the loan selection and origination process, and compliance with the origination criteria established by the agencies. In the event of a breach of its representations and warranties, HSBC Bank USA may be obliged to repurchase the loans with identified defects or to indemnify the buyers. The estimated liability was based on the level of outstanding repurchase demands, the level of outstanding requests for loan files and the expected future repurchase demands in respect of mortgages sold to date which were either two or more payments delinquent or might become delinquent at an estimated conversion rate. Repurchase demands of US$3m were outstanding at 30 June 2014 (30 June 2013: US$53m; 31 December 2013: US$44m).

HSBC HOLDINGS PLC

Interim Management Report (continued)

Liquidity and funding

Liquidity and funding in the first half of 2014	148
Customer deposit markets	148
Wholesale funding markets	149
Liquidity regulation	149

Management of liquidity and funding risk	149
Advances to core funding ratio	149	Advances to core funding ratios	149
Stressed coverage ratios	149	Stressed one-month and three-month coverage ratios	150
Liquid assets of HSBC’s principal operating entities	150	Liquid assets of HSBC’s principal entities	150
Net contractual cash flows	151	Net cash flows for interbank and intra-Group loans and deposits and reverse repo, repo and short positions	151

Contingent liquidity risk arising from committed lending facilities	152	The Group’s contractual undrawn exposures monitored under the contingent liquidity risk limit structure	152

Sources of funding	152	Consolidated funding sources and uses	153
Repos and stock lending	153
Cross-border, intra-Group and cross-currency liquidity and funding risk	154

Wholesale term debt maturity profile	154	Wholesale funding principal cash flows payable by HSBC under financial liabilities by remaining contractual maturities	155

Liquidity risk is the risk that the Group does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. The risk arises from mismatches in the timing of cash flows.

There were no material changes to our policies and practices for the management of liquidity and funding risks in the first half of 2014.

Following the change in balance sheet presentation explained on page 41, the advances to deposits ratio now excludes non-trading reverse repos and repos with customers. The change had no effect on the 31 December 2013 ratio as disclosed.

A summary of our current policies and practices regarding liquidity and funding is provided on page 276 of the Annual Report and Accounts 2013.

Our liquidity and funding risk management framework

The objective of our liquidity framework is to allow us to withstand very severe liquidity stresses. It is designed to be adaptable to changing business models, markets and regulations.

Our liquidity and funding risk management framework requires:

•	liquidity to be managed by operating entities on a stand-alone basis with no implicit reliance on the Group or central banks;

•	all operating entities to comply with their limits for the advances to core funding ratio; and

•	all operating entities to maintain a positive stressed cash flow position out to three months under prescribed Group stress scenarios.

Further details of the metrics are provided on page 276 of the Annual Report and Accounts 2013.

Liquidity and funding in the first half of 2014

The liquidity position of the Group remained strong in the first half of 2014, as demonstrated by the key liquidity and funding metrics presented below. During the first half of 2014, customer accounts increased by 4% (US$54bn) while loans and advances to customers increased by 6% (US$55bn), leading to a small increase in our advances to deposits ratio to 74% (30 June 2013: 74%; 31 December 2013: 73%).

Customer deposit markets

Retail Banking and Wealth Management: RBWM customer balances increased by 3% in the first half of 2014, primarily reflecting strong growth in the two home markets of the UK and Hong Kong, and in the rest of Asia. This growth was partially offset by reductions in deposit balances in North America.

Commercial Banking: Customer accounts rose by 3% in the first half of 2014, notably in Asia and Europe reflecting higher balances in our Payments and Cash Management business.

Global Banking and Markets: Customer accounts increased by 10% in the first half of 2014, notably in Asia and Europe. In Europe the increase was mainly due to a rise in corporate overdraft balances in accounts which are structured to allow customer corporate treasury functions to benefit from net interest arrangements but where net settlement is not intended to occur. In Asia, customers account balances increased, reflecting growth in our Payments and Cash Management business.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Global Private Banking: GPB customer account balances decreased by 7%, in the first half of 2014, primarily due to reclassification of customer account balances of around US$4bn relating to non-strategic business to ‘Liabilities of disposal groups held for sale’ and around US$2bn of net outflows from the continued repositioning of our business.

Wholesale funding markets

Wholesale debt market conditions remained positive in the first half of 2014, with strong investor demand and a relatively stable economic outlook contributing to continued credit spread tightening. We retained good access to debt capital markets with Group entities issuing US$10.6bn of public transactions of which US$7.1bn was in the form of senior unsecured debt.

Liquidity regulation

The European adoption of the Basel Committee framework (legislative texts known as the Capital Requirements Regulation and Directive – CRR/CRD IV) was published in June 2013, and required the reporting of the liquidity coverage ratio (‘LCR’) and the net stable funding ratio (‘NSFR’) to European regulators from January 2014, which was subsequently delayed until 30 June 2014. A significant level of interpretation is currently required to report and calculate the LCR as defined in the CRR text due to areas still to be addressed by the LCR delegated act, now expected to be finalised in early 2015. In addition, the Basel Committee is still working on the calibration of the NSFR.

Management of liquidity and funding risk

Our liquidity and funding risk management framework (‘LFRF’) employs two key measures to define, monitor and control the liquidity and funding risk of each of our operating entities. The advances to core funding ratio is used to monitor the structural long-term funding position, and the stressed coverage ratio, incorporating Group-defined stress scenarios, is used to monitor the resilience to severe liquidity stresses.

The three principal entities listed in the tables below represented 67% (30 June 2013: 63%; 31 December 2013: 66%) of the Group’s customer accounts. Including the other principal entities, the figure was 96% (30 June 2013: 95%; 31 December 2013: 94%).

Advances to core funding ratio

The table below shows the extent to which loans and advances to customers in the listed principal banking entities were financed by reliable and stable sources of funding.

Advances to core funding ratios35

	Half-year to
	30 Jun 2014	30 Jun 2013	31 Dec 2013
	%	%	%

HSBC UK36
Period-end	99	104	100
Maximum	102	107	104
Minimum	99	103	100
Average	101	105	102

The Hongkong and Shanghai Banking Corporation[37]
Period-end	74	77	72
Maximum	75	77	77
Minimum	72	73	70
Average	74	74	74

HSBC USA[38]
Period-end	97	84	85
Maximum	98	84	85
Minimum	85	78	83
Average	93	80	84

Total of HSBC’s other principal entities[39]
Period-end	93	92	93
Maximum	94	92	93
Minimum	93	89	90
Average	93	91	91

For footnotes, see page 172.

The advances to core funding ratio for HSBC USA increased due to strong growth in customer advances. There were no material movements in the first half of 2014 for other principal banking entities and all entities remained within their advances to core funding limits. The limits set for principal operating entities at 30 June 2014 ranged from 80% to 115%.

Stressed coverage ratios

The stressed coverage ratios tabulated below express stressed cash inflows as a percentage of stressed cash outflows over both one-month and three-month time horizons. Operating entities are required to maintain a ratio of 100% or more out to three months.

Inflows included in the numerator of the stressed coverage ratio are generated from liquid assets net of assumed haircuts, and cash inflows related to assets contractually maturing within the time period.

In general, customer advances are assumed to be renewed and as a result do not generate a cash inflow.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Stressed one-month and three-month coverage ratios35

	Stressed one-month coverage ratios for the half-year to			Stressed three-month coverage ratios for the half-year to
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
	2014	2013	2013	2014	2013	2013
	%	%	%	%	%	%

HSBC UK36
Period-end	103	105	106	103	104	109
Maximum	106	114	106	109	104	109
Minimum	102	103	100	103	101	101
Average	104	108	103	104	102	104

The Hongkong and Shanghai Banking Corporation[37]
Period-end	114	113	119	111	109	114
Maximum	119	131	119	114	126	115
Minimum	114	113	113	111	109	109
Average	115	120	117	112	114	112

HSBC USA[38]
Period-end	115	111	114	108	110	110
Maximum	115	126	118	110	119	115
Minimum	108	111	110	104	109	109
Average	112	117	113	107	113	111

Total of HSBC’s other principal entities[39]
Period-end	115	114	121	108	109	114
Maximum	121	129	121	115	119	114
Minimum	114	114	113	108	109	109
Average	117	122	117	111	114	111

For footnotes, see page 172.

Liquid assets of HSBC’s principal operating entities

The table below shows the estimated liquidity value (before assumed haircuts) of assets categorised as liquid used for the purposes of calculating the three-month stressed coverage ratios, as defined under the LFRF. Any unencumbered asset held as a consequence of a reverse repo transaction with a residual contractual maturity within the stressed coverage ratio time period and unsecured interbank loans maturing within three months are not included in liquid assets, as these assets are reflected as contractual cash inflows.

Liquid assets are held and managed on a standalone operating entity basis. Most of the liquid assets shown are held directly by each operating entity’s Balance Sheet Management function, primarily for the purpose of managing liquidity risk, in line with the LFRF.

Liquid assets also include any unencumbered liquid assets held outside Balance Sheet Management for any other purpose. The LFRF gives ultimate control of all unencumbered assets and sources of liquidity to Balance Sheet Management.

All assets held within the liquid asset portfolio are unencumbered.

Liquid assets of HSBC’s principal entities

	Estimated liquidity value[40]
	30 Jun 2014	30 Jun 2013	31 Dec 2013
	US$m	US$m	US$m

HSBC UK36
Level 1	152,058	142,005	168,877
Level 2	3,706	933	1,076
Level 3	67,065	44,866	63,509
	222,829	187,804	233,462

The Hongkong and Shanghai Banking Corporation[37]
Level 1	107,127	91,742	108,713
Level 2	5,291	5,131	5,191
Level 3	7,624	3,861	7,106

	120,042	100,734	121,010

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Estimated liquidity value[40]
	30 Jun 2014	30 Jun 2013	31 Dec 2013
	US$m	US$m	US$m

HSBC USA[38]
Level 1	45,955	49,715	43,446
Level 2	12,874	12,233	12,709
Level 3	4,593	5,359	5,044
Other	7,375	5,842	8,000

	70,797	73,149	69,199

Total of HSBC’s other principal entities[39]
Level 1	142,147	140,529	144,774
Level 2	11,965	12,984	12,419
Level 3	15,812	12,693	13,663

	169,924	166,206	170,856

For footnotes, see page 172.

Net contractual cash flows

Unencumbered liquid assets are a key component of the Group’s stressed coverage ratios. In addition to liquid assets, stressed coverage ratios reflect any contractual cash flows that are recognised in line with the assumptions used for the Group’s operational cash flow projections. These cash flows predominately relate to the contractual cash flows resulting from maturing reverse repo (net of any short covering), repo, stock lending, stock borrowing (net of any short covering), interbank unsecured lending/borrowing and intra-Group unsecured lending/borrowing.

The following table quantifies the contractual cash flows from interbank and intra-Group loans and deposits, and reverse repo, repo (including intra- Group transactions) and short positions for the principal entities shown.

Outflows included in the denominator of the stressed coverage ratios include the principal outflows associated with the contractual maturity of wholesale debt securities reported in the table headed ‘Wholesale funding principal cash flows payable by HSBC under financial liabilities by remaining contractual maturities’ on page 155.

Net cash inflows/(outflows) for interbank and intra-Group loans and deposits and reverse repo, repo and short positions

	Cash flows at 30 June 2014		Cash flows at 30 June 2013		Cash flows at 31 December 2013
	within one month	from one to three months	within one month	from one to three months	within one month	from one to three months
	US$m	US$m	US$m	US$m	US$m	US$m

Interbank and intra-Group loans and deposits
HSBC UK36	(25,546)	(1,498)	(17,173)	(3,696)	(19,033)	(5,272)
The Hongkong and Shanghai Banking Corporation[37]	(3,713)	9,619	(4,368)	8,638	2,314	7,487
HSBC USA[38]	(22,990)	1,470	(23,320)	2,629	(24,268)	729
Total of HSBC’s other principal entities[39]	1,433	4,653	4,500	10,894	4,295	10,149

Reverse repo, repo, stock borrowing, stock lending and outright short positions (including intra-Group)
HSBC UK36	(25,603)	2,445	(11,569)	(8,080)	(39,064)	149
The Hongkong and Shanghai Banking Corporation[37]	12,825	3,870	7,746	2,354	12,662	4,297
HSBC USA[38]	(4,026)	173	(10,818)	(219)	(11,001)	–
Total of HSBC’s other principal entities[39]	(43,095)	4,973	(42,359)	8,114	(40,223)	9,551

For footnotes, see page 172.

Net cash flow arising from interbank and intra-Group loans and deposits

Under the LFRF, a net cash inflow within three months arising from interbank and intra-Group loans and deposits will give rise to a lower liquid asset requirement. Conversely, a net cash outflow within three months arising from interbank and intra-Group loans and deposits will give rise to a higher liquid assets requirement.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Net cash flow arising from reverse repo, repo, stock borrowing, stock lending and outright short positions (including intra-Group)

A net cash inflow represents additional liquid resources, in addition to liquid assets, because any unencumbered asset held as a consequence of a reverse repo transaction with a residual contractual maturity within the stressed coverage ratio time period is not reflected as a liquid asset.

The effect of a net cash outflow depends on whether the underlying collateral encumbered as a result will qualify as a liquid asset when released at the maturity of the repo. The majority of the Group’s repo transactions are collateralised by liquid assets and, as such, any net cash outflow shown is offset by the return of liquid assets, which are excluded from the liquid asset table above.

Contingent liquidity risk arising from committed lending facilities

The Group’s operating entities provide commitments to various counterparties. In terms of liquidity risk, the most significant risk relates to committed lending facilities which, whilst undrawn, give rise to contingent liquidity risk, as these could be drawn during a period of liquidity stress. Commitments are given to customers and committed lending facilities are provided to consolidated multi-seller conduits, established to enable clients to access a flexible market-based source of finance, consolidated securities investment conduits (‘SIC’s) and third-party sponsored conduits.

The consolidated SICs primarily represent Solitaire and Mazarin Funding Limited (‘Mazarin’). These conduits issue asset-backed commercial paper secured against the portfolio of securities held by them. At 30 June 2014, HSBC UK had undrawn committed lending facilities to these conduits of US$13bn (30 June 2013: US$16bn; 31 December 2013: US$15bn), of which Solitaire represented US$10bn (30 June 2013: US$12bn; 31 December 2013: US$11bn) and the remaining US$3bn (30 June 2013: US$4bn; 31 December 2013: US$4bn) pertained to Mazarin. At 30 June 2014, the commercial paper issued by Solitaire and Mazarin was entirely held by HSBC UK. Since HSBC controls the size of the portfolio of securities held by these conduits, no contingent liquidity risk exposure arises as a result of these undrawn committed lending facilities.

The table below shows the level of undrawn commitments to customers outstanding for the five largest single facilities and the largest market sector, and the extent to which they are undrawn.

The Group’s contractual undrawn exposures monitored under the contingent liquidity risk limit structure

	HSBC UK36			HSBC USA[37]			HSBC Canada			The Hongkong and Shanghai Banking Corporation[38]
	At 30 Jun 2014	At 30 Jun 2013	At 31 Dec 2013	At 30 Jun 2014	At 30 Jun 2013	At 31 Dec 2013	At 30 Jun 2014	At 30 Jun 2013	At 31 Dec 2013	At 30 Jun 2014	At 30 Jun 2013	At 31 Dec 2013
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

Conduits
Client-originated assets
– total lines	10.4	7.9	10.1	2.4	3.1	2.5	0.2	0.9	1.0	–	–	–
– largest individual lines	0.7	0.7	0.7	0.5	0.5	0.5	0.2	0.7	0.7	–	–	–
HSBC-managed assets – total lines	12.8	16.1	14.8	–	–	–	–	–	–	–	–	–
Other conduits – total lines	–	–	–	0.1	0.8	0.7	–	–	–	–	–	–
Single-issuer liquidity facilities
– five largest[41]	4.6	6.6	4.4	6.4	6.2	6.3	1.6	1.4	1.5	2.9	2.8	2.4
– largest market sector[42]	12.4	11.7	9.5	8.6	7.2	8.2	3.4	3.7	3.4	2.9	2.2	2.7

For footnotes, see page 172.

Sources of funding

Our primary sources of funding are customer current accounts and customer savings deposits payable on demand or at short notice. We issue wholesale securities (secured and unsecured) to supplement our customer deposits and change the currency mix, maturity profile or location of our liabilities.

Following the change in balance sheet presentation explained on page 41, non-trading reverse repos and repos are presented as separate lines in the balance sheet.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Consolidated funding sources and uses1

	At	At	At
	30 Jun	30 Jun	31 Dec
	2014	2013	2013
	US$m	US$m	US$m

Sources
Customer accounts	1,415,705	1,266,905	1,361,297

Deposits by banks	92,764	92,709	86,507

Repurchase agreements – non-trading	165,506	66,591	164,220

Debt securities issued	96,397	109,389	104,080

Liabilities of disposal groups held for sale	12,361	19,519	2,804

Subordinated liabilities	28,052	28,821	28,976

Financial liabilities designated at fair value	82,968	84,254	89,084

Liabilities under insurance contracts	75,223	69,771	74,181

Trading liabilities	228,135	342,432	207,025
– repos	5,189	134,506	17,421
– stock lending	15,252	10,097	12,218
– settlement accounts	41,240	41,092	17,428
– other trading liabilities	166,454	156,737	159,958

Total equity	198,722	182,361	190,459

	2,395,833	2,262,752	2,308,633

	At	At	At
	30 Jun	30 Jun	31 Dec
	2014	2013	2013
	US$m	US$m	US$m

Uses

Loans and advances to customers	1,047,241	938,294	992,089

Loans and advances to banks	127,387	127,810	120,046

Reverse repurchase agreements – non-trading	198,301	88,400	179,690

Assets held for sale	10,248	20,377	4,050

Trading assets	347,106	432,601	303,192
– reverse repos	4,484	104,273	10,120
– stock borrowing	13,903	17,372	10,318
– settlement accounts	48,139	53,749	19,435
– other trading assets	280,580	257,207	263,319

Financial investments	423,710	404,214	425,925

Cash and balances with central banks	132,137	148,285	166,599

Net deployment in other balance sheet assets and liabilities	109,703	102,771	117,042

	2,395,833	2,262,752	2,308,633

For footnote, see page 172.

Previously, non-trading reverse repos were included within ‘Loans and advances to banks’ and ‘Loans and advances to customers’ and non-trading repos were included within ‘Deposits by banks’ and ‘Customer accounts’. Comparative data have been re-presented accordingly.

The level of customer accounts continued to exceed the level of loans and advances to customers. The positive funding gap was predominantly deployed into liquid assets, cash and balances with central banks and financial investments, as required by the LFRF.

Loans and other receivables due from banks continued to exceed deposits taken from banks. The Group remained a net unsecured lender to the banking sector.

Repos and stock lending

GB&M provides collateralised security financing services to its clients, providing them with cash financing or specific securities. When cash is lent against collateral in the form of securities, the cash provided is recognised on the balance sheet as a reverse repo. When cash is borrowed against collateral in the form of securities, the cash received is recognised on the balance sheet as a repo. In cases where specific securities are lent/borrowed against cash collateral the cash collateral received/provided is recognised on balance sheet as stock lending/ borrowing.

Each operating entity manages its collateral through a central collateral pool, in line with the LFRF. When specific securities need to be delivered and the entity does not have them available within the central collateral pool, they are borrowed on a collateralised basis.

Operating entities may also borrow cash against collateral in the form of securities, using those available in the central collateral pool. Repos and stock lending can be used in this way to fund the cash requirement arising from securities owned outright by Global Markets to facilitate client business, and the net cash requirement arising from financing client securities activity.

Reverse repos, stock borrowing, repos and stock lending are reported net when the IFRSs offsetting criteria are met. In some cases transactions to borrow or lend securities are collateralised using securities. These transactions are off-balance sheet.

Securities reflected on the balance sheet that are pledged as collateral against an existing liability or lent are treated as encumbered for the duration of the transaction. When securities are received as collateral or borrowed, and when we have the right to sell or

HSBC HOLDINGS PLC

Interim Management Report (continued)

re-pledge them, they are reflected as available and unencumbered for the duration of the transaction, unless re-pledged or sold.

In the normal course of business we do not seek to utilise repo financing as a source of funding to finance customer assets, beyond the collateralised security financing activities within Global Markets described above.

The original contractual maturity of reverse repo, stock borrowing, repo and stock lending is short term with the vast majority of transactions being for less than 90 days.

The residual contractual maturity profile of the balance sheet is set out on in Note 17 on the Financial Statements.

Any security accepted as collateral for a reverse repo or stock borrowing transaction must be of very high quality and its value subject to an appropriate haircut. Securities borrowed under reverse repo or stock borrowing transactions can only be recognised as part of the liquidity asset buffer for the duration of the transactions and only if the security received is eligible under the liquid asset policy within the LFRF.

Credit controls are in place to ensure that the fair value of any collateral received remains appropriate to collateralise the cash or fair value of securities given.

In the second half of 2013, GB&M changed the way it managed repo and reverse repo activities in the Credit and Rates businesses. Previously, they were managed in the trading environment; during the second half of 2013, they were organised into trading and non-trading portfolios, with separate risk management procedures. This resulted in an increase in the amount of ‘Non-trading reverse repos’ and a decline in the amount classified as ‘Trading assets’, and an increase in the amount of ‘Non-trading repos’ and a decline in the amount classified as ‘Trading liabilities’ at 31 December 2013 compared with previous period-ends.

Cross-border, intra-Group and cross-currency liquidity and funding risk

The stand-alone operating entity approach to liquidity and funding mandated by the LFRF restricts the exposure of our operating entities to the risks that can arise from extensive reliance on cross-border funding. Operating entities manage their funding sources locally, focusing predominantly on the local customer deposit base. The RBWM, CMB and GPB customer relationships that give rise to core deposits within an operating entity generally reflect a local customer relationship with that operating entity. Access to public debt markets is co-ordinated globally by the Global Head of Balance Sheet Management and the Group Treasurer with Group ALCO monitoring all planned public debt issuance on a monthly basis. As a general principle, operating entities are only permitted to issue in their local currencies and are encouraged to focus on local private placements. The public issuance of debt instruments in foreign currency is tightly controlled and generally restricted to HSBC Holdings and HSBC Bank plc.

A central principle of LFRF is that operating entities place no future reliance on other Group entities. However, operating entities may, at their discretion, utilise their respective committed facilities from other Group entities if necessary. In addition, intra-Group large exposure limits are applied by national regulators to individual legal entities locally, restricting the unsecured exposures of legal entities to the rest of the Group to a percentage of the lender’s regulatory capital.

Our LFRF also considers the ability of each entity to continue to access foreign exchange markets under stress when a surplus in one currency is used to meet a deficit in another currency, for example, by using the foreign currency swap markets. Where appropriate, operating entities are required to monitor stressed coverage ratios and advance to core funding ratios for non-local currencies and set limits for them. Foreign currency swap markets in currency pairs settled through the Continuous Link Settlement Bank are considered to be extremely deep and liquid and it is assumed that capacity to access these markets is not exposed to idiosyncratic risks.

For the majority of operating entities within the Group, the only significant non-local currency (i.e. exceeding 10% of balance sheet liabilities) is the US dollar. The euro is an additional significant non-local currency for HSBC UK and offshore renminbi is significant for The Hongkong and Shanghai Banking Corporation. Singapore dollars and Indian rupees are also material currencies for The Hongkong and Shanghai Banking Corporation, but these currencies are  managed onshore within the local country branch operations on a stand-alone branch basis.

Wholesale term debt maturity profile

The maturity profile of the Group’s wholesale term debt obligations is set out below in the table headed ‘Wholesale funding principal cash flows payable by HSBC under financial liabilities by remaining contractual maturities’.

The balances in the table will not agree directly with those in our consolidated balance sheet as the table presents gross cash flows relating to principal payments and not the balance sheet carrying value, which includes debt securities and subordinated liabilities measured at fair value.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Wholesale funding principal cash flows payable by HSBC under financial liabilities by remaining contractual maturities

	Due within 1 month	Due between 1 and 3 months	Due between 3 and 6 months	Due between 6 and 9 months	Due between 9 months and 1 year	Due between 1 and 2 years	Due between 2 and 5 years	Due after 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 30 June 2014
Debt securities issued	18,445	11,619	13,118	13,213	13,420	32,033	43,054	33,534	178,436
– unsecured certificates of deposit (‘CD’s) and commercial paper (‘CP’)	5,582	7,205	7,883	2,845	2,647	5,855	4,130	208	36,355
– unsecured senior medium-term notes (‘MTN’s)	1,489	2,414	2,663	6,766	7,873	20,563	25,806	22,656	90,230
– unsecured senior structured notes	521	797	2,153	2,069	2,819	4,225	8,179	6,478	27,241
– secured covered bonds	1,250	–	–	–	–	225	2,957	3,079	7,511
– secured asset-backed commercial paper (‘ABCP’)	9,338	–	–	–	–	–	–	–	9,338
– secured ABSs	174	1,202	413	1,379	81	1,165	1,982	–	6,396
– others	91	1	6	154	–	–	–	1,113	1,365

Subordinated liabilities	16	114	26	183	–	307	6,202	42,399	49,247
– subordinated debt securities	16	114	26	183	–	307	6,202	36,332	43,180
– preferred securities	–	–	–	–	–	–	–	6,067	6,067

	18,461	11,733	13,144	13,396	13,420	32,340	49,256	75,933	227,683

At 30 June 2013
Debt securities issued	25,197	16,162	18,123	14,894	9,158	30,335	44,591	27,194	185,654
– unsecured CDs and CP	9,228	9,146	9,505	3,578	3,664	2,584	2,326	–	40,031
– unsecured senior MTNs	2,636	3,570	6,947	8,745	3,607	19,219	31,828	18,708	95,260
– unsecured senior structured notes	435	705	646	1,164	1,344	2,936	4,868	6,059	18,157
– secured covered bonds	–	397	667	939	287	3,179	3,459	425	9,353
– secured ABCP	12,725	2,159	–	–	–	–	–	495	15,379
– secured ABSs	70	142	315	461	181	1,384	1,517	92	4,162
– others	103	43	43	7	75	1,033	593	1,415	3,312

Subordinated liabilities	–	10	–	26	1,170	336	4,349	39,084	44,975
– subordinated debt securities	–	10	–	26	1,170	336	3,349	32,560	37,451
– preferred securities	–	–	–	–	–	–	1,000	6,524	7,524

	25,197	16,172	18,123	14,920	10,328	30,671	48,940	66,278	230,629

HSBC HOLDINGS PLC

Interim Management Report (continued)

Wholesale funding principal cash flows payable by HSBC under financial liabilities by remaining contractual maturities (continued)

	Due within 1 month	Due between 1 and 3 months	Due between 3 and 6 months	Due between 6 and 9 months	Due between 9 months and 1 year	Due between 1 and 2 years	Due between 2 and 5 years	Due after 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2013
Debt securities issued	25,426	9,752	17,942	11,659	10,587	31,839	46,934	31,066	185,205
– unsecured CDs and CP	7,589	7,206	9,867	3,239	5,043	4,449	2,749	–	40,142
– unsecured senior MTNs	6,284	71	5,448	4,221	3,062	21,428	33,091	21,433	95,038
– unsecured senior structured notes	987	1,423	1,952	1,689	1,718	3,712	6,036	5,021	22,538
– secured covered bonds	–	–	–	1,250	–	225	2,747	3,317	7,539
– secured ABCP	10,383	–	–	–	–	–	–	–	10,383
– secured ABSs	74	1,052	675	1,260	764	1,861	2,311	–	7,997
– others	109	–	–	–	–	164	–	1,295	1,568

Subordinated liabilities	–	28	1,171	144	6	1,460	3,374	41,801	47,984
– subordinated debt securities	–	28	1,171	144	6	460	3,374	34,899	40,082
– preferred securities	–	–	–	–	–	1,000	–	6,902	7,902

	25,426	9,780	19,113	11,803	10,593	33,299	50,308	72,867	233,189

HSBC HOLDINGS PLC

Interim Management Report (continued)

Market risk

Market risk in the first half of 2014	158

Trading portfolios	158
Value at risk of the trading portfolios	158	Trading value at risk	158
		Daily VaR (trading portfolios)	158
		VaR by risk type for trading activities	158
		Backtesting of trading VaR against hypothetical profit and loss for the Group	159
Stressed value at risk of the trading portfolio	159	Stressed value at risk (1-day equivalent)	160

Non-trading portfolios	160
Value at risk of the non-trading portfolios	160	Non-trading value at risk	160
		Daily VaR (non-trading portfolios)	160
		VaR by risk type for non-trading activities	160
Credit spread risk for available-for-sale debt securities	161

Equity securities classified as available for sale	161	Fair value of equity securities	161

Structural foreign exchange exposures	161

Non-trading interest rate risk	161

Balance Sheet Management	161	Third-party assets in Balance Sheet Management	162

Sensitivity of net interest income	162	Sensitivity of projected net interest income	163
		Sensitivity of reported reserves to interest rate movements	163

Defined benefit pension schemes	164	HSBC’s defined benefit pension schemes	164

Additional market risk measures applicable only to the parent company	164
Foreign exchange risk	164	HSBC Holdings – foreign exchange VaR	164
Interest rate repricing gap table	164	Repricing gap analysis of HSBC Holdings	164

Market risk is the risk that movements in market factors will reduce our income or the value of our portfolios including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices.

There have been no significant changes to our policies and practices for the management of market risk as described in the Annual Report and Accounts 2013.

Exposure to market risk

Exposure to market risk is separated into two portfolios:

•

Trading portfolios comprise positions arising from the market-making and warehousing of customer-derived positions. The interest rate risk on fixed-rate securities issued by HSBC Holdings is not included in Group VaR. The management of this risk is described on page 164.

•

Non-trading portfolios comprise positions that primarily arise from the interest rate management of our retail and commercial banking assets and liabilities, financial investments designated as available for sale and held to maturity, and exposures arising from our insurance operations (see page 169).

Monitoring and limiting market risk exposures

Our objective is to manage and control market risk exposures while maintaining a market profile consistent with our risk appetite.

We use a range of tools to monitor and limit market risk exposures, including:

•	sensitivity measures include sensitivity of net interest income and sensitivity for structural foreign exchange, which are used to monitor the market risk positions within each risk type;

•

value at risk (‘VaR’) is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence; and

•

in recognition of VaR’s limitations we augment VaR with stress testing to evaluate the potential impact on portfolio values of more extreme, though plausible, events or movements in a set of financial variables. Examples of scenarios reflecting current market concerns are the slowdown in mainland China and the potential effects of a sovereign debt default, including its wider contagion effects.

A summary of our current policies and practices regarding market risk is provided on page 281 of the Annual Report and Accounts 2013.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Market risk in the first half of 2014

Central banks continued to maintain accommodative monetary policies in developed markets, with measures including low central bank rates and purchases. The FRB in the US continued its asset purchase programme, albeit at a slower pace (tapering), and the ECB introduced a range of measures to address deflationary pressures, which included a negative rate on deposits.

These actions by central banks supported a rally in riskier assets such as emerging and peripheral European markets. The search for higher yields led many equity markets to touch all-time highs and interest rate curves to rally and flatten at the long end.

Paradoxically, while geopolitical and idiosyncratic risks remain high, volatility indices are at or near their lows across all asset classes. Against the backdrop of an uncertain market outlook, we maintained a defensive risk profile that resulted in a continued reduction in trading and non-trading VaR.

Trading portfolios

Value at risk of the trading portfolios

Our Group trading VaR for the year is shown in the table below.

Trading value at risk

	Half-year to
	30 June 2014	30 June 2013	31 December 2013
	US$m	US$m	US$m

At period-end	49.2	52.9	52.1
Average	51.3	50.1	49.7
Minimum	38.5	41.4	38.6
Maximum	63.4	71.5	81.3

The daily levels of total trading over the last year are set out in the graph below.

Daily VaR (trading portfolios)

Almost all trading VaR resides within Global Markets. The VaR for trading activity at 30 June 2014 was lower than at 31 December 2013 due primarily to the benefit of the defensive contribution from the Equity and Foreign Exchange businesses.

VaR by risk type for trading activities43

	Foreign exchange and commodity	Interest rate	Equity	Credit spread	Portfolio diversification[44]	Total[45]
	US$m	US$m	US$m	US$m	US$m	US$m

Half-year to 30 June 2014	13.6	41.7	9.1	12.7	(27.9)	49.2
Average	15.8	37.1	5.9	15.0	(22.5)	51.3
Minimum	8.7	26.9	3.2	9.3	–	38.5
Maximum	28.0	50.5	12.4	20.9	–	63.4

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Foreign exchange and commodity US$m	Interest rate US$m	Equity US$m	Credit spread US$m	Portfolio Diversification[44] US$m	Total[45] US$m

Half-year to 30 June 2013	14.9	35.5	4.2	18.1	(19.7)	52.9
Average	15.2	33.0	5.1	17.6	(20.9)	50.1
Minimum	8.8	22.8	2.2	11.9	–	41.4
Maximum	25.8	52.3	14.1	25.5	–	71.5

Half-year to 31 December 2013	16.0	33.4	9.2	14.2	(20.7)	52.1
Average	15.1	33.7	5.0	15.5	(19.7)	49.7
Minimum	6.5	24.7	2.4	11.2	–	38.6
Maximum	26.4	71.9	13.6	21.3	–	81.3

For footnotes, see page 172.

We routinely validate the accuracy of our VaR models by testing the daily VaR against the hypothetical profit and loss (footnote 46). The VaR (and hypothetical profit and loss) presented below is used for internal management purposes and differs from that used for managing our regulatory exposures.

There were no loss exceptions for the Group in the first half of 2014 (second half of 2013: no loss exceptions). However, there was one profit exception (second half of 2013: one profit exception).

This exception was due primarily to gains from exposures to major foreign exchange and interest rates in some emerging markets. It is important to note that profits in excess of VaR are only considered when backtesting the accuracy of our models and are not used to calculate the VaR numbers used for risk management or capital purposes. There is no evidence of model errors or control failures.

The graph below shows the daily trading VaR against hypothetical profit and loss for the Group during the first half of 2014. On a case by case basis, the PRA may allow loss exceptions to be exempted for regulatory capital purposes.

A summary of our market risk backtesting is provided on page 283 of the Annual Report and Accounts 2013.

Backtesting of trading VaR against hypothetical profit and loss46 for the Group (US$m)

For footnote, see page 172.

Stressed value at risk of the trading portfolios

Stressed VaR is primarily used for regulatory capital purposes but is also integrated into the risk management process. Stressed VaR significantly reduced during the first half of 2014 following the defensive positions taken by the Equity and Foreign Exchange businesses. These defensive positions minimised the losses sustained from high volatility included within the stressed period used to calculate stressed VaR.

A summary of our Stress Value at Risk framework is provided on page 283 of the Annual Report and Accounts 2013.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Stressed value at risk (1-day equivalent)

	At	At
	30 Jun 2014	31 Dec 2013
	US$m	US$m

At period-end	60.3	92.7

Non-trading portfolios

Value at risk of the non-trading portfolios

Non-trading value at risk

	Half-year to
	30 Jun 2014	30 Jun 2013	31 Dec 2013
	US$m	US$m	US$m

At period-end	151.0	194.9	154.6
Average	154.5	141.4	197.9
Minimum	122.5	114.7	145.8
Maximum	189.0	212.7	252.3

The daily levels of non-trading VaR over the last year are set out in the graph below. There was no material change in non-trading VaR between 31 December

2013 and 30 June 2014. In this period, a gradual decline in non-trading interest rate VaR was offset by a decrease in diversification benefit.

Daily VAR (non-trading portfolios)

VaR by risk type for non-trading activities

	Interest rate	Credit spread	Portfolio diversification[44]	Total[45]
	US$m	US$m	US$m	US$m

Half-year to 30 June 2014	103.6	75.1	(27.7)	151.0
Average	116.1	79.3	(40.9)	154.5
Minimum	99.1	69.0	–	122.5
Maximum	147.7	91.9	–	189.0

Half-year to 30 June 2013	191.1	105.6	(101.8)	194.9
Average	112.5	109.7	(80.8)	141.4
Minimum	84.6	98.3	–	114.7
Maximum	195.2	130.3	–	212.7

Half-year to 31 December 2013	150.6	80.4	(76.4)	154.6
Average	177.6	103.6	(83.3)	197.9
Minimum	136.3	80.3	–	145.8
Maximum	221.7	135.7	–	252.3

For footnotes, see page 172.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Most of the Group non-trading VaR relates to Balance Sheet Management or local treasury management functions. Contributions to Group non-trading VaR are driven by interest rates and credit spread risks arising from all global businesses. There is no commodity risk in the non-trading portfolios. The decrease of non-trading VaR during the first half of 2014 was due mainly to the effect of lower levels of volatility in interest rates utilized in the VaR calculations.

A summary of our non-trading framework is provided on page 285 of the Annual Report and Accounts 2013.

The management of interest rate risk in the banking book is described further in ‘Non-trading interest rate risk’ below, including the role of Balance Sheet Management.

Non-trading VaR excludes equity risk on available-for-sale securities, structural foreign exchange risk and interest rate risk on fixed rate securities issued by HSBC Holdings, the management of which is described in the relevant sections below. These sections together describe the scope of HSBC’s management of market risks in non-trading books.

Credit spread risk for available-for-sale debt securities

Credit spread VaR for available-for-sale debt securities, excluding those held in insurance operations, is included in the Group non-trading VaR. However, SICs are not included.

At 30 June 2014, the sensitivity of equity capital to the effect of movements in credit spreads on our available-for-sale debt securities based on credit spread VaR was US$114m (30 June 2013: US$126m; 31 December 2013: US$113m) including the gross exposure for the SICs consolidated within our balance sheet. This sensitivity was calculated before taking into account losses which would have been absorbed by the capital note holders.

At 30 June 2014, the capital note holders would absorb the first US$1.8bn (30 June 2013: US$2.2bn; 31 December 2013: US$2.3bn) of any losses incurred by the SICs before we incur any losses on the senior notes held.

Equity securities classified as available for sale

Fair values of equity securities

	At 30 Jun 2014	At 30 Jun 2013	At 31 Dec 2013
	US$bn	US$bn	US$bn

Private equity holdings[47]	2.4	2.9	2.7
Funds invested for short- term cash management	–	0.1	–
Investment to facilitate ongoing business[48]	1.2	1.1	1.2
Other strategic investments	5.1	5.3	5.2

	8.7	9.4	9.1

For footnotes, see page 172.

The fair values of the equity securities classified as available for sale can fluctuate considerably. The table above sets out the maximum possible loss on shareholders’ equity from available-for-sale equity securities. The decrease in private equity is due to the disposal of direct investments and private equity fund holdings.

Structural foreign exchange exposures

Our policies and procedures for managing structural foreign exchange exposures are described on page 285 in the Annual Report and Accounts 2013.

Non-trading interest rate risk

Our policies and procedures for managing non-trading interest rate risk are described on page 285 in the Annual Report and Accounts 2013.

Balance Sheet Management

Our Balance Sheet Management framework is described on page 238 in the Annual Report and Accounts 2013.

Balance Sheet Management (‘BSM’) invests in highly-rated liquid assets in line with the Group’s liquid asset policy. The majority of the liquidity is invested in central bank deposits and government, supranational and agency securities with most of the remainder held in short-term interbank and central bank loans.

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Interim Management Report (continued)

Third-party assets in BSM decreased by 3% during the first half of 2014. Deposits with central banks reduced by US$26bn, predominantly in Europe due to a combination of reduced repo activity and a reduction in balances with the ECB as deposit rates became negative. Deployment of commercial surplus via reverse repurchase agreements increased by US$11bn, mainly through Asia.

Third-party assets in Balance Sheet Management

	At 30 Jun 2014 US$m	At 30 Jun 2013 US$m	At 31 Dec 2013 US$m

Cash and balances at central banks	107,698	118,139	134,086
Trading assets	5,673	7,830	5,547
Financial assets designated at fair value	70	73	72
Loans and advances[1]
– to banks	61,277	59,548	59,355
– to customers	1,871	17,792	2,146
Reverse repurchase agreements	69,844	21,660	58,968
Financial investments	311,333	279,051	314,427
Other	1,420	3,284	3,700

	559,186	507,377	578,301

For footnote, see page 172.

Withdrawable central bank deposits are accounted for as cash balances. Interbank loans, statutory central bank reserves and loans to central banks are accounted for as loans and advances to banks. BSM’s holdings of securities are accounted for as available-for-sale or, to a lesser extent, held-to-maturity assets.

Statutory central bank reserves are not recognised as liquid assets. The statutory reserves that would be released in line with the Group’s stressed customer deposit outflow assumptions are reflected as stressed inflows.

BSM is permitted to use derivatives as part of its mandate to manage interest rate risk. Derivative activity is predominantly through the use of vanilla interest rate swaps which are part of cash flow hedging and fair value hedging relationships.

Credit risk in BSM is predominantly limited to short-term bank exposure created by interbank lending, and exposure to central banks and high quality sovereigns, supranationals or agencies which constitute the majority of BSM’s liquidity portfolio. BSM does not manage the structural credit risk of any Group entity balance sheets.

BSM is permitted to enter into single name and index credit derivatives activity, but it does so to manage credit risk on the exposure specific to its securities portfolio in limited circumstances only.

The risk limits are extremely restricted and closely monitored. At 30 June 2014 and 31 December 2013 BSM had no open credit derivative index risk.

VaR is calculated on both trading and non-trading positions held in BSM by applying the same methodology used in the Global Markets business and for market risk control purposes.

BSM holds trading portfolio instruments in only very limited circumstances. Positions and the associated VaR were not significant during the first half of 2014.

Sensitivity of net interest income

The table below sets out the effect on our future net interest income of an incremental 25 basis points parallel rise or fall in all yield curves worldwide at the beginning of each quarter during the 12 months from 1 July 2014. The sensitivities shown represent the change in the base case projected net interest income that would be expected under the two rate scenarios assuming that all other non-interest rate risk variables remain constant, and there are no management actions. In deriving our base case net interest income projections the re-pricing rate of assets and liabilities used is derived from current yield curves.

These figures incorporate the effect of any option features in the underlying exposures. Assuming no management response, a sequence of such rises would increase planned net interest income for the 12 months to 30 June 2015 by US$979m (to 31 December 2014: US$938m), while a sequence of such falls would decrease planned net interest income by US$1,746m (31 December 2014: US$1,734m).

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Interim Management Report (continued)

Sensitivity of projected net interest income49

	US dollar bloc	Rest of Americas bloc	Hong Kong dollar bloc	Rest of Asia bloc	Sterling bloc	Euro bloc	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Change in July 2014 to June 2015 projected net interest income arising from a shift in yield curves at the beginning of each quarter of:

+ 25 basis points	54	26	293	252	451	(97)	979
– 25 basis points	(308)	(37)	(450)	(235)	(691)	(25)	(1,746)

Change in January 2014 to December 2014 projected net interest income arising from a shift in yield curves at the beginning of each quarter of:

+ 25 basis points	(107)	12	327	236	598	(128)	938
– 25 basis points	(291)	(23)	(412)	(233)	(761)	(14)	(1,734)

Change in July 2013 to June 2014 projected net interest income arising from a shift in yield curves at the beginning of each quarter of:

+ 25 basis points	112	56	283	152	593	(41)	1,155
– 25 basis points	(351)	(65)	(399)	(181)	(524)	(24)	(1,544)

For footnote, see page 172.

The interest rate sensitivities set out in the table above are indicative and based on simplified scenarios. The limitations of this analysis are discussed on page 286 of the Annual Report and Accounts 2013. Net interest income and its associated sensitivity as reflected above include the expense of funding trading assets, while related revenue is reported in ‘Net trading income’.

We monitor the sensitivity of reported reserves to interest rate movements on a monthly basis by assessing the expected reduction in valuation of available-for-sale portfolios and cash flow hedges due to parallel movements of plus or minus 100bps in all yield curves. These particular exposures form only a part of our overall interest rate exposures. The accounting treatment of our remaining interest rate exposures, while economically largely offsetting the exposures shown in the above table, does not require revaluation movements to go to reserves.

The table below describes the sensitivity of our reported reserves to the stipulated movements in yield curves and the maximum and minimum month-end figures during the period. The sensitivities are indicative and based on simplified scenarios.

Sensitivity of reported reserves to interest rate movements49

			Impact in the preceding 6 months
	US$m		Maximum US$m		Minimum US$m

At 30 June 2014
+ 100 basis point parallel move in all yield curves	(5,157)		(5,212)		(5,066)
As a percentage of total shareholders’ equity	(2.7%	)	(2.7%	)	(2.7%	)

– 100 basis point parallel move in all yield curves	4,730		4,915		4,730
As a percentage of total shareholders’ equity	(2.5%	)	(2.6%	)	(2.5%	)

At 30 June 2013
+ 100 basis point parallel move in all yield curves	(5,991)		(5,991)		(5,507)
As a percentage of total shareholders’ equity	(3.4%	)	(3.4%	)	(3.2%	)

– 100 basis point parallel move in all yield curves	5,752		5,752		4,910
As a percentage of total shareholders’ equity	3.3%		3.3%		2.8%

At 31 December 2013
+ 100 basis point parallel move in all yield curves	(5,762)		(5,992)		(5,762)
As a percentage of total shareholders’ equity	(3.2%	)	(3.3%	)	(3.2%	)

– 100 basis point parallel move in all yield curves	5,634		5,786		5,633
As a percentage of total shareholders’ equity	3.1%		3.2%		3.1%

For footnote, see page 172.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Defined benefit pension schemes

Market risk arises within our defined benefit pension schemes to the extent that the obligations of the schemes are not fully matched by assets with determinable cash flows.

HSBC’s defined benefit pension schemes

	At 30 Jun 2014	At 30 Jun 2013	At 31 Dec 2013
	US$bn	US$bn	US$bn

Liabilities (present value)	42.7	37.1	40.5
	%	%	%
Assets:
Equity investments	18	19	18
Debt securities	71	71	70
Other (including property)	11	10	12

	100	100	100

For details of the latest actuarial valuation of the HSBC Bank (UK) Pension Scheme and other defined benefit plans, see page 457 in the Annual Report and Accounts 2013.

Additional market risk measures applicable only to the parent company

The principal tools used in the management of market risk are VaR for foreign exchange rate risk and the projected sensitivity of HSBC Holdings’ net interest income to future changes in yield curves and interest rate gap repricing for interest rate risk.

Foreign exchange risk

Total foreign exchange VaR arising within HSBC Holdings in the first half of 2014 was as follows:

HSBC Holdings – foreign exchange VaR

	Half-year to
	30 Jun 2014	30 Jun 2013	31 Dec 2013
	US$m	US$m	US$m

At period end	51.3	46.9	54.1
Average	47.0	52.6	49.8
Minimum	42.5	46.6	47.5
Maximum	51.5	64.1	54.1

The foreign exchange risk largely arises from loans to subsidiaries of a capital nature that are not denominated in the functional currency of either the provider or the recipient and which are accounted for as financial assets. Changes in the carrying amount of these loans due to foreign exchange rate differences are taken directly to HSBC Holdings’ income statement. These loans, and most of the associated foreign exchange exposures, are eliminated on consolidation.

Interest rate repricing gap table

The interest rate risk on the fixed-rate securities issued by HSBC Holdings is not included within the Group VaR but is managed on a repricing gap basis. The interest rate repricing gap table below analyses the full-term structure of interest rate mismatches within HSBC Holdings’ balance sheet.

Repricing gap analysis of HSBC Holdings

	Total	Up to 1 year	1 to 5 years	5 to 10 years	More than 10 years	Non-interest bearing
	US$m	US$m	US$m	US$m	US$m	US$m

At 30 June 2014
Total assets	145,891	45,396	591	1,961	665	97,278
Total liabilities and equity	(145,891)	(9,503)	(10,348)	(8,509)	(14,891)	(102,640)
Off-balance sheet items attracting interest rate sensitivity	–	(20,597)	7,137	7,400	6,042	18

Net interest rate risk gap	–	15,296	(2,620)	852	(8,184)	(5,344)

Cumulative interest rate gap	–	15,296	12,676	13,528	5,344	–

At 30 June 2013
Total assets	142,080	43,355	310	2,183	594	95,638
Total liabilities and equity	(142,080)	(11,716)	(7,215)	(7,681)	(13,838)	(101,630)
Off-balance sheet items attracting interest rate sensitivity	–	(16,799)	3,977	7,681	4,079	1,062

Net interest rate risk gap	–	14,840	(2,928)	2,183	(9,165)	(4,930)

Cumulative interest rate gap	–	14,840	11,912	14,095	4,930	–

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Total US$m	Up to 1 year US$m	1 to 5 years US$m	5 to 10 years US$m	More than 10 years US$m	Non-interest bearing US$m

At 31 December 2013
Total assets	150,836	50,636	290	1,970	645	97,295
Total liabilities and equity	(150,836)	(14,515)	(7,685)	(9,876)	(14,306)	(104,454)
Off-balance sheet items attracting interest rate sensitivity	–	(18,620)	4,382	9,876	4,421	(59)

Net interest rate risk gap	–	17,501	(3,013)	1,970	(9,240)	(7,218)

Cumulative interest rate gap	–	17,501	14,488	16,458	7,218	–

Operational risk

Operational risk is relevant to every aspect of our business and covers a wide spectrum of issues, in particular legal, compliance, security and fraud. Losses arising from breaches of regulation and law, unauthorised activities, error, omission, inefficiency, fraud, systems failure or external events all fall within the definition of operational risk.

Activity to embed the use of our operational risk management framework continued in the first half of 2014. At the same time, we are streamlining operational risk management processes and harmonising framework components and risk management processes. This is expected to lead to a stronger operational risk management culture and more forward-looking risk insights to enable businesses to determine whether material risks are being managed within the Group’s risk appetite and whether further action is required. In addition, the Security and Fraud Risk and Financial Crime Compliance functions have built a Financial Intelligence Unit (‘FIU’) which provides intelligence on the potential risks of financial crime posed by customers and business prospects to enable better risk management decision-making. The FIU provides context and expertise to identify, assess and understand financial crime risks holistically in clients, sectors and markets.

The diagrammatic representation of our operational risk management framework (‘ORMF’) is provided on page 245 of the Annual Report and Accounts 2013.

A summary of our current policies and practices regarding operational risk is provided on page 287 of the Annual Report and Accounts 2013.

Operational risk profile in the first half of 2014

During the first half of 2014, our operational top and emerging risk profile continued to be dominated by compliance and legal risks. Additional losses were recorded from the events of previous years, including the historical mis-selling of PPI, albeit at a level much lower than seen in the past.

The Group also continues to be involved in investigations and reviews by various regulators and competition enforcement authorities related to certain past submissions made by panel banks and the process for making submissions in connection with the setting of Libor, Euribor and other benchmark interest rates, along with investigations into currency benchmarks and credit default swaps.

HSBC has undertaken a review of compliance with the fixed-sum unsecured loan agreement requirements of the UK Consumer Credit Act (‘CCA’). A liability has been recognised as at 30 June 2014 within ‘Other liabilities’ for the repayment of interest to customers where annual statements did not remind them of their right to partially prepay the loan, notwithstanding that the customer loan documentation did include this right. There is uncertainty as to whether other technical requirements of the CCA have been met, for which we have assessed an additional contingent liability. For further details see Note 16 on the Financial Statements.

The regulatory environment in which we operate is increasing the cost of doing business and could reduce our future profitability. We continue to invest in new initiatives in the areas of financial crime compliance and regulatory compliance. The implementation of Global Standards remains one of the key strategic priorities for the Group and is ongoing.

Other operational risks include:

•

fraud risks: the threat of fraud perpetrated by or against our customers, especially in retail and commercial banking, may grow during adverse economic conditions. We increased monitoring, analysed root causes and reviewed internal controls to enhance our defences against external attacks and reduce the level of loss in these areas. In addition, Group Security and Fraud Risk worked closely with the global businesses to

HSBC HOLDINGS PLC

Interim Management Report (continued)

continually assess these threats as they evolved and adapt our controls to mitigate these risks;

•

level of change creating operational complexity: The Global Risk function is engaged with business management in business transformation initiatives to ensure robust internal controls are maintained, including through participation in all relevant management committees. The Global Transactions Team has developed an enhanced risk management framework to be applied to the management of disposal risks;

•

information security: the security of our information and technology infrastructure is crucial for maintaining our banking applications and processes while protecting our customers and the HSBC brand. A failure of our defences against such attacks could result in financial loss and the loss of customer data and other sensitive information which could undermine both our reputation and our ability to retain the trust of our customers. In common with other banks and multinational organisations, we continue to be a target of distributed denial of service (‘DDoS’) attacks which impact the availability of customer-facing websites. No evidence of customer data being breached was discovered in the first half of 2014 as a result of these attacks.

This area will continue to be a focus of ongoing initiatives to strengthen the control environment. Significant investment has already been made in enhancing controls, including increased training to raise staff awareness of the requirements, improved controls around data access and heightened monitoring of potential DDoS attacks.

The Cyber Intelligence and Threat team continued to develop our intelligence-driven responses to these attacks based on lessons learnt from previous attacks and through information sharing with other financial institutions, government agencies and external intelligence providers. We continued to refine our operational processes and contingency plans; and

•	vendor risk management: we remain focused on the management of vendor risks and the roll out of a global performance tracking process with our most important suppliers is ongoing.

Other operational risks are also monitored and managed through the use of the ORMF, including investments made to further improve the resilience of our payments infrastructure.

Legal proceedings are discussed in Note 25 on the Financial Statements and further details regarding compliance risk are set out below.

Compliance risk

Compliance risk is the risk that we fail to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice, and incur fines and penalties and suffer damage to our business as a consequence.

All Group companies and employees are required to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice.

In line with our ambition to be the world’s leading international bank, we have committed to adopt and adhere to industry-leading compliance standards across the Group. One of the ways to achieve this is to ensure that we put in place a robust compliance risk management infrastructure.

We have now completed the restructuring of our previous Compliance sub-function within Global Risk into two new sub-functions: Financial Crime Compliance and Regulatory Compliance, jointly supported by Compliance Shared Services. The new structure allows us to:

•	manage different types of regulatory and financial crime compliance risk more effectively;

•	focus our efforts appropriately in addressing the issues highlighted by regulatory investigations and reviews, internal audits and risk assessments of past business activities; and

•	ensure we have in place clear, robust accountability and appropriate expertise and processes for all areas of compliance risk.

Financial Crime Compliance sets policy and manages risks in the following areas:

•	anti-money laundering, counter terrorist financing and proliferation finance;

•	sanctions; and

•	anti-bribery and corruption.

Regulatory Compliance sets policy and manages risks in the following areas:

•	conduct of business;

•	market conduct; and

•	other applicable laws, rules and regulations.

A Financial Crime Risk Appetite Statement was approved by the Board in October 2013. A financial crime-based component has been embedded in Group Strategy, determining what business HSBC does,

HSBC HOLDINGS PLC

Interim Management Report (continued)

with whom and in which markets. An enhanced global AML policy, incorporating risk appetite, was approved by the Board in January 2014. The policy adopts and enforces the highest or most effective standards globally, including a globally consistent approach to knowing and retaining our customers.

The AML policy is being implemented in phases through the development and application of minimum standards of procedure to manage AML compliance in our global businesses. The overriding policy objective is for every employee to conduct ‘the right kind of business’, which will be a recurring theme across all pillars of the AML programme and engagement campaign.

Conducting customer due diligence is one of the fundamental ways in which we understand and manage financial crime risk. Enhanced minimum standards for customer due diligence procedures covering the majority of our customer types were completed and approved in 2013. Implementation of these procedures began in February 2014 in the UAE.

Similarly, in January 2014, the Board approved an enhanced global sanctions policy, which is informed by the sanctions laws and regulations of the EU, Hong Kong, the UK and the US. The policy defines the Group’s risk appetite in dealing with sanctioned individuals, entities and countries over and above compliance with applicable sanctions laws and regulations.

The policy will be implemented through the development and maintenance of global business operating procedures. To assist in this, an analysis is being conducted to understand where there are gaps in current business operating procedures and processes compared with new policy requirements or where local laws or regulations conflict with or exceed global policy requirements.

In May 2014, the Board approved a globally consistent approach to the risk management of conduct which defines how we will deliver fair outcomes for our customers and undertake orderly and transparent operations in financial markets. Implementation of our conduct approach will be managed through the global lines of business and functions, which will perform a gap analysis to determine where current policy, processes and practices may require enhancement to meet our required outcomes.

We continue to invest in the Compliance sub-functions to ensure that, through their operation and the execution of the Group strategy, including measures to implement Global Standards, we are well positioned to meet increased levels of regulation and scrutiny from regulators and law enforcement agencies. In addition, the measures we have put in place are designed to ensure we have the appropriate people, processes and procedures to manage evolving markets, emerging risks and new products and business.

Our focus on compliance issues is reinforced by the Financial System Vulnerabilities Committee, which reports to the Board on matters relating to financial crime and financial system abuse and provides a forward-looking perspective on financial crime risk. In addition, the Conduct & Values Committee reports to the Board on matters relating to responsible business conduct and adherence to HSBC’s Values.

It is clear that the level of inherent compliance risk that we face will continue to remain high for the foreseeable future. However, we consider that good progress is being made and will continue to be made in ensuring that we are well placed to effectively manage those risks.

Whistleblowing

The HSBC Group operates a global Compliance Disclosure Line (telephone and email) which is available to allow employees to make disclosures when the normal channels for airing grievances or concerns are unavailable or inappropriate.

The Compliance Disclosure Line is available to capture employee concerns on a number of matters, including breaches of law or regulation, allegations of bribery and corruption, failure to comply with Group policies, suspicions of money laundering, breaches of internal controls and fraud or deliberate error in the financial records of any Group company. Global Regulatory Compliance is responsible for the operation of the Compliance Disclosure Line and the handling of disclosure cases. Each case is reviewed and referred for appropriate investigation. The disclosure is acknowledged (when contact details are provided) and the employee is advised when the investigation has been concluded. Global Regulatory Compliance may also be made aware of whistleblowing cases raised directly with senior executives, line managers, Human Resources and Security and Fraud, and will investigate accordingly.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Additional local whistleblowing lines are in place in several countries, operated by Security and Fraud, Human Resources and Regulatory Compliance. When such lines are established, processes are put in place to escalate relevant disclosures made on the local whistleblowing lines to Global Regulatory Compliance or Financial Crime Compliance. Global Regulatory Compliance also monitors an external email address for complaints regarding accounting and internal financial controls or auditing matters (accountingdisclosures@hsbc.com highlighted under Investor Relations and Governance on www.hsbc.com). Cases received are escalated to the Group Chief Accounting Officer, Group Finance Director and Group Chief Executive as appropriate.

Reputational risk

Reputational risk can arise from issues, activities and associations that might pose a threat to the reputation of the Group, locally, regionally or internationally.

We continue to take steps to tackle the root causes of the deficiencies that, amongst other things, led to the Group entering into DPAs with various US authorities in relation to investigations regarding inadequate compliance with AML and sanctions law in December 2012.

A number of measures to address the requirements of the DPAs and otherwise to enhance our AML and sanctions compliance framework have been taken and/or are ongoing. These measures, which should also serve over time to enhance our reputational risk management, include the following:

•

simplifying our business through the ongoing implementation of our Group strategy, including the adoption of a global financial crime risk filter, which should help to standardise our approach to doing business in higher risk countries;

•	a substantial increase in resources and investment allocated to the two Compliance sub-functions (see ‘Compliance risk’ above);
•

an increase in dedicated reputational risk resources in each region in which we operate and the introduction of a central case management and tracking process for reputational risk and client relationship matters;

•	the creation of combined Reputational Risk and Client Selection committees within the global businesses with a clear process to escalate and address matters at the appropriate level;

•

the continued provision of training and communication about the HSBC Values programme that defines the way everyone in the Group should act and seeks to ensure that the Values are embedded into our business as usual operations; and

•

the ongoing development and implementation of Global Standards around financial crime compliance, which underpin our business. This includes ensuring globally consistent application of policies that govern AML and sanctions compliance provisions.

We have a zero tolerance for knowingly engaging in any business, activity or association where foreseeable reputational damage has not been considered and mitigated. There must be no barriers to open discussion and the escalation of issues that could impact negatively on HSBC. While there is a level of risk in every aspect of business activity, appropriate consideration of potential harm to HSBC’s good name must be a part of all business decisions.

Detecting and preventing illicit actors’ access to the global financial system calls for constant vigilance and we will continue to cooperate closely with all governments to achieve success. This is integral to the execution of our strategy, to HSBC Values and to preserving and enhancing our reputation.

The reputational risk policies and practices remain materially unchanged from those reported on page 294 of the Annual Report and Accounts 2013.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Risk management of insurance operations

HSBC’s bancassurance model	169

Risk management of insurance operations in the first half of 2014	169

Asset and liability matching	169
– Balance sheet of insurance manufacturing subsidiaries by type of contract	170

Insurance risk	171
Analysis of life insurance risk – liabilities under insurance contracts	172

The majority of the risk in our insurance business derives from manufacturing activities and can be categorised as insurance risk and financial risk. Insurance risk is the risk, other than financial risk, of loss transferred from the holder of the insurance contract to the issuer (HSBC). Financial risks include market risk, credit risk and liquidity risk.

There have been no material changes to our policies and practices for the management of risks arising in the insurance operations.

A summary of HSBC’s policies and practices regarding the risk management of insurance operations, and the main contracts we manufacture, are provided in the Appendix to Risk on page 290 of the Annual Report and Accounts 2013.

HSBC’s bancassurance model

We operate an integrated bancassurance model which provides insurance products principally for customers with whom we have a banking relationship. Insurance products are sold through all global businesses, but predominantly by RBWM and CMB, through our branches and direct channels worldwide.

The insurance contracts we sell relate to the underlying needs of our banking customers, which we can identify from our point-of-sale contacts and customer knowledge. The majority of sales are of savings and investment products and term and credit life contracts. By focusing largely on personal and SME lines of business we are able to optimise volumes and diversify individual insurance risks.

Where we have operational scale and risk appetite, mostly in life insurance, these insurance products are manufactured by HSBC subsidiaries. Manufacturing insurance allows us to retain the risks and rewards associated with writing insurance contracts by keeping part of the underwriting profit, investment income and distribution commission within the Group.

Where we do not have the risk appetite or operational scale to be an effective insurance manufacturer, we engage with a handful of leading external insurance companies in order to provide insurance products to our customers through our banking network and direct channels. These arrangements are generally structured with our exclusive strategic partners and earn the Group a combination of commissions, fees and a share of profits.

We distribute insurance products in all of our geographical regions. We have core life insurance manufacturing entities, the majority of which are direct subsidiaries of legal banking entities, in seven countries (Argentina, Brazil, Mexico, France, the UK, Hong Kong and Singapore). There are also life insurance manufacturing subsidiaries in mainland China, Ireland (in run-off), Malaysia and Malta.

Risk management of insurance operations in the first half of 2014

The risk profile of our life insurance manufacturing businesses did not change materially during the first half of 2014 despite the increase in liabilities under insurance contracts to US$75bn (2013: US$74bn). This growth in liabilities largely resulted from new premiums received during 2014 and market value gains on underlying financial assets, partially offset by the transfer of some of these liabilities to ‘Liabilities of disposal groups held for sale’ during the period when HSBC entered into an agreement to sell its UK Pensions business.

Asset and liability matching

A principal tool used to manage exposures to both financial and insurance risk, in particular for life insurance contracts, is asset and liability matching. In many markets in which we operate it is neither possible nor appropriate to follow a perfect asset and liability matching strategy. For long-dated non-linked contracts, in particular, this results in a duration mismatch between assets and liabilities. We therefore structure portfolios to support projected liabilities from non-linked contracts.

In the absence of insurable events occurring, unit-linked contracts match assets more directly with liabilities. This results in the policyholder bearing the majority of the financial risk exposure.

HSBC HOLDINGS PLC

Interim Management Report (continued)

The table below shows the composition of assets and liabilities by contract type and demonstrates that there were sufficient assets to cover the liabilities to policyholders in each case at 30 June 2014.

Balance sheet of insurance manufacturing subsidiaries by type of contract

	Insurance contracts					Investment contracts
	With DPF US$m	Unit- linked US$m	Annu- ities US$m	Other long- term[50] US$m	Non- life US$m	With DPF[51] US$m	Unit- linked US$m	Other US$m	Other assets[52] US$m	Total US$m

At 30 June 2014
Financial assets	28,014	12,043	1,629	5,430	22	26,657	2,867	4,455	6,064	87,181
– trading assets	–	–	4	–	–	–	–	–	–	4
– financial assets designated at fair value	4,383	11,760	564	646	5	7,523	2,411	1,541	2,219	31,052
– derivatives	7	1	–	2	–	95	–	–	71	176
– financial investments	20,565	–	960	4,410	11	17,049	–	1,750	3,697	48,442
– other financial assets	3,059	282	101	372	6	1,990	456	1,164	77	7,507

Reinsurance assets	183	265	–	722	1	–	–	–	2	1,173
PVIF[53]	–	–	–	–	–	–	–	–	5,438	5,438
Other assets and investment properties	794	330	19	101	–	728	11	27	7,813	9,823

Total assets	28,991	12,638	1,648	6,253	23	27,385	2,878	4,482	19,317	103,615

Liabilities under investment contracts:
– designated at fair value	–	–	–	–	–	–	2,878	3,800	–	6,678
– carried at amortised cost	–	–	–	–	–	–	–	476	–	476
Liabilities under insurance contracts	28,217	12,518	1,591	5,492	20	27,385	–	–	–	75,223
Deferred tax[54]	12	–	11	9	1	–	–	–	1,223	1,256
Other liabilities	–	–	–	–	–	–	–	–	9,451	9,451

Total liabilities	28,229	12,518	1,602	5,501	21	27,385	2,878	4,276	10,674	93,084

Total equity	–	–	–	–	–	–	–	–	10,531	10,531

Total equity and liabilities[55]	28,229	12,518	1,602	5,501	21	27,385	2,878	4,276	21,205	103,615

At 30 June 2013
Financial assets	25,918	12,451	1,733	4,365	45	23,636	8,782	4,303	5,511	86,744
– trading assets	–	–	4	–	–	–	–	–	–	4
– financial assets designated at fair value	3,628	12,258	524	670	14	6,389	8,349	1,550	1,425	34,807
– derivatives	13	3	–	1	–	191	6	1	59	274
– financial investments	19,053	–	955	3,402	5	15,518	–	1,906	3,193	44,032
– other financial assets	3,224	190	250	292	26	1,538	427	846	834	7,627

Reinsurance assets	174	327	493	339	7	–	–	–	3	1,343
PVIF[53]	–	–	–	–	–	–	–	–	4,874	4,874
Other assets and investment properties	730	10	28	105	–	694	28	26	452	2,073

Total assets	26,822	12,788	2,254	4,809	52	24,330	8,810	4,329	10,840	95,034

Liabilities under investment contracts:
– designated at fair value	–	–	–	–	–	–	8,601	3,740	–	12,341
– carried at amortised cost	–	–	–	–	–	–	–	452	–	452
Liabilities under insurance contracts	26,222	12,700	2,213	4,280	26	24,330	–	–	–	69,771
Deferred tax[54]	13	–	11	–	–	–	–	–	1,099	1,123
Other liabilities	–	–	–	–	–	–	–	–	1,890	1,890

Total liabilities	26,235	12,700	2,224	4,280	26	24,330	8,601	4,192	2,989	85,577

Total equity	–	–	–	–	–	–	–	–	9,457	9,457

Total equity and liabilities[55]	26,235	12,700	2,224	4,280	26	24,330	8,601	4,192	12,446	95,034

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Insurance contracts					Investment contracts
	With DPF	Unit- linked	Annu- ities	Other long- term[50]	Non-life	With DPF[51]	Unit- linked	Other	Other assets[52]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2013
Financial assets	26,382	13,348	1,651	4,703	25	25,676	9,720	4,375	5,846	91,726
– trading assets	–	–	3	–	–	–	–	–	–	3
– financial assets designated at fair value	3,850	13,131	532	753	8	6,867	9,293	1,706	1,757	37,897
– derivatives	1	3	–	–	–	215	5	–	55	279
– financial investments	19,491	–	959	3,769	11	16,556	–	1,853	3,745	46,384
– other financial assets	3,040	214	157	181	6	2,038	422	816	289	7,163

Reinsurance assets	182	291	522	436	3	–	–	–	2	1,436
PVIF[53]	–	–	–	–	–	–	–	–	5,335	5,335
Other assets and investment properties	757	284	23	113	–	791	19	31	546	2,564

Total assets	27,321	13,923	2,196	5,252	28	26,467	9,739	4,406	11,729	101,061

Liabilities under investment contracts:
– designated at fair value	–	–	–	–	–	–	9,730	3,761	–	13,491
– carried at amortised cost	–	–	–	–	–	–	–	448	–	448
Liabilities under insurance contracts	26,920	13,804	2,158	4,848	24	26,427	–	–	–	74,181
Deferred tax[54]	12	–	17	–	1	–	–	–	1,163	1,193
Other liabilities	–	–	–	–	–	–	–	–	2,048	2,048

Total liabilities	26,932	13,804	2,175	4,848	25	26,427	9,730	4,209	3,211	91,361

Total equity	–	–	–	–	–	–	–	–	9,700	9,700

Total equity and liabilities[55]	26,932	13,804	2,175	4,848	25	26,427	9,730	4,209	12,911	101,061

For footnotes, see page 172.

Our most significant life insurance products are investment contracts with DPF issued in France, insurance contracts with DPF issued in Hong Kong and unit-linked contracts issued in Latin America, Hong Kong and the UK.

Our exposure to financial risks arising in the above balance sheet varies depending on the type of contract issued. For unit-linked contracts, the policyholder bears the majority of the exposure to financial risks whereas, for non-linked contracts, the majority of financial risks are borne by the shareholder (HSBC). For contracts with DPF, the shareholder is exposed to financial risks to the extent that the exposure cannot be managed by utilising any discretionary participation (or bonus) features within the policy contracts issued.

During the period HSBC entered into an agreement to sell its UK Pensions business, and the related balances are reported as a disposal group held for sale under IFRS 5 (and therefore included within the ‘Other assets’ column in the table above). The disposal group comprises liabilities under unit-linked investment contracts, unit-linked insurance contracts and annuity contracts, financial and reinsurance assets backing these liabilities, and the associated PVIF on these contracts. The transfer is subject to regulatory approvals and is expected to complete in the second half of 2015. As part of the transaction we have also entered into a reinsurance agreement transferring certain risks and rewards of the business to the purchaser from 1 January 2014 until completion of the transaction.

Insurance risk

Insurance risk is principally measured in terms of liabilities under the contracts in force.

A principal risk we face is that, over time, the cost of acquiring and administering a contract, claims and benefits may exceed the aggregate amount of premiums received and investment income. The cost of claims and benefits can be influenced by many factors, including mortality and morbidity experience, lapse and surrender rates and, if the policy has a savings element, the performance of the assets held to support the liabilities.

The following table analyses our life insurance risk exposures by geographical region and by type of business. The insurance risk profile and related exposures remain largely consistent with those observed at 31 December 2013.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Analysis of life insurance risk – liabilities under insurance contracts56

	Europe	Asia[9]	Latin America	Total
	US$m	US$m	US$m	US$m

At 30 June 2014
Non-linked insurance[57]	829	32,461	2,030	35,320
– insurance contracts with DPF[58]	395	27,822	–	28,217
– credit life	99	84	–	183
– annuities	77	135	1,379	1,591
– term assurance and other long-term contracts	258	4,405	646	5,309
– non-life insurance	–	15	5	20

Unit-linked insurance	1,582	5,635	5,301	12,518
Investment contracts with DPF[51,58]	27,385	–	–	27,385

Liabilities under insurance contracts	29,796	38,096	7,331	75,223

At 30 June 2013
Non-linked insurance[57]	1,293	29,295	2,153	32,741
– insurance contracts with DPF[58]	354	25,868	–	26,222
– credit life	131	68	–	199
– annuities	585	127	1,501	2,213
– term assurance and other long-term contracts	223	3,217	641	4,081
– non-life insurance	–	15	11	26

Unit-linked insurance	3,402	4,303	4,995	12,700
Investment contracts with DPF[51,58]	24,330	–	–	24,330

Liabilities under insurance contracts	29,025	33,598	7,148	69,771

At 31 December 2013
Non-linked insurance[57]	1,383	30,554	2,013	33,950
– insurance contracts with DPF[58]	380	26,540	–	26,920
– credit life	130	74	–	204
– annuities	622	129	1,407	2,158
– term assurance and other long-term contracts	250	3,795	599	4,644
– non-life insurance	1	16	7	24

Unit-linked insurance	3,976	5,065	4,763	13,804
Investment contracts with DPF[51,58]	26,427	–	–	26,427

Liabilities under insurance contracts	31,786	35,619	6,776	74,181
For footnotes, see below.

Footnotes to Risk

Credit risk

1	From 1 January 2014, non-trading reverse repos and repos are presented as separate lines in the balance sheet. Previously, non-trading reverse repos were included within ‘Loans and advances to banks’ and ‘Loans and advances to customers’ and non-trading repos were included within ‘Deposits by banks’ and ‘Customer accounts’. Comparative data have been re-presented accordingly.
2	The loans and advances offset relates to customer loans and deposits and balances where there is a legally enforceable right of offset in the event of counterparty default and where, as a result, there is a net exposure for credit risk management purposes. However, as there is no intention to settle these balances on a net basis under normal circumstances, they do not qualify for net presentation for accounting purposes. The effects of collateral held are not taken into account.
3	The amount of the loan commitments reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. In addition to those amounts, there is a further maximum possible exposure to credit risk of US$60bn (30 June 2013: US$48bn; 31 December 2013: US$34bn), reflecting the full take-up of such irrevocable loan commitments. The take-up of such offers is generally at modest levels.
4	The US includes residential mortgages of HSBC Bank USA and HSBC Finance. Other regions comprise Middle East and North Africa and Latin America.
5	First lien residential mortgages include Hong Kong Government Home Ownership Scheme loans of US$3.3bn at 30 June 2014 (30 June 2013: US$3.1bn; 31 December 2013: US$3.2bn).
6	HSBC Finance lending is shown on a management basis and includes loans transferred to HSBC USA Inc. which are managed by HSBC Finance.
7	Property acquired through foreclosure is initially recognised at the lower of the carrying amount of the loan or its fair value less estimated costs to sell (‘Initial Foreclosed Property Carrying Amount’). The average gain or loss on sale of foreclosed properties is calculated as the Initial Foreclosed Properties Carrying Amount less cash proceeds divided by the unpaid loan principal balance prior to write-down (excluding any accrued finance income) plus certain other ancillary disbursements that, by law, are reimbursable from the cash proceeds (e.g. real estate tax advances) and were incurred prior to our taking title to the property. This ratio represents the portion of our total loss on foreclosed properties that occurred after we took title to the property.

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Interim Management Report (continued)

8	The average total loss on foreclosed properties includes both the loss on sale of the foreclosed property as discussed in footnote 6 and the cumulative write-downs recognised on the loans up to the time we took title to the property. This calculation of the average total loss on foreclosed properties uses the unpaid loan principal balance prior to write-down (excluding any accrued finance income) plus certain other ancillary disbursements that, by law, are reimbursable from the cash proceeds (e.g. real estate tax advances) and were incurred prior to our taking title to the property.
9	From 1 January 2014, the geographical region ‘Asia’ replaced the geographical regions previously reported as ‘Hong Kong’ and ‘Rest of Asia-Pacific’ (see Note 23 on the Financial Statements for further details). Comparative data have been re-presented to reflect this change.
10	‘Other commercial loans and advances’ includes advances in respect of agriculture, transport, energy and utilities.
11	For the purpose of this disclosure, retail loans which are past due up to 89 days and are not otherwise classified as impaired in accordance with our disclosure convention (see page 185 in the Annual Report and Accounts 2013), are not disclosed within the expected loss (‘EL’) grade to which they relate, but are separately classified as past due but not impaired.
12	Impairment allowances are not reported for financial instruments whereby the carrying amount is reduced directly for impairment and not through the use of an allowance account.
13	Impairment is not measured for assets held in trading portfolios or designated at fair value as assets in such portfolios are managed according to movements in fair value, and the fair value movement is taken directly to the income statement. Consequently, we report all such balances under ‘Neither past due nor impaired’.
14	Loans and advances to customers include asset-backed securities that have been externally rated as strong (30 June 2014: US$1.8bn; 30 June 2013: US$2.0bn; 31 December 2013: US$1.7bn), good (30 June 2014: US$88m; 30 June 2013: US$348m; 31 December 2013: US$255m), satisfactory (30 June 2014: US$54m; 30 June 2013: US$338m; 31 December 2013: US$200m), sub-standard (30 June 2014: US$220m; 30 June 2013: US$493m; 31 December 2013: US$283m) and impaired (30 June 2014: US$321m; 30 June 2013: US$246m; 31 December 2013: US$259m).
15	Other personal loans and advances include second lien mortgages and other property-related lending.
16	Included in this category are loans of US$1.8bn (30 June 2013: US$2.1bn; 31 December 2013: US$1.9bn) that have been re-aged once and were less than 60 days past due at the point of re-age. These loans are not classified as impaired following re-age due to the overall expectation that these customers will perform on the original contractual terms of their borrowing in the future.
17	Impaired loans and advances are those classified as CRR 9, CRR 10, EL 9 or EL 10, retail loans 90 days or more past due, unless individually they have been assessed as not impaired (see page 272 in the Annual Report and Accounts 2013, ‘Past due but not impaired gross financial instruments’) and renegotiated loans and advances meeting the criteria to be disclosed as impaired (see page 130).
18	Collectively assessed loans and advances comprise homogeneous groups of loans that are not considered individually significant, and loans subject to individual assessment where no impairment has been identified on an individual basis, but on which a collective impairment allowance has been calculated to reflect losses which have been incurred but not yet identified.
19	Collectively assessed loans and advances not impaired are those classified as CRR1 to CRR8 and EL1 to EL8 but excluding retail loans 90 days past due and renegotiated loans and advances meeting the criteria to be disclosed as impaired.
20	Net of settlement accounts and stock borrowings.
21	As a percentage of loans and advances to banks and loans and advances to customers, as applicable.
22	Included within ‘Exchange and other movements’ is US$0.2bn of impairment allowances reclassified to held for sale (30 June 2013: nil; 31 December 2013: US$0.6bn).
23	‘Currency translation adjustment’ is the effect of translating the results of subsidiaries and associates for the previous period at the average rates of exchange applicable in the current period.
24	Negative numbers are favourable: positive numbers are unfavourable.
25	Equity securities not included.
26	Included within ‘Total gross loans and advances to customers’ is credit card lending of US$29.4bn (30 June 2013: US$28.9bn; 31 December 2013: US$30.6bn).
27	The impairment allowances on loans and advances to banks at 30 June 2014 and 30 June 2013 relate to the geographical regions, Europe and Middle East and North Africa (31 December 2013: Europe, Middle East and North Africa and North America).
28	Carrying amount of the net principal exposure.
29	Includes holdings of ABSs issued by The Federal Home Loan Mortgage Corporation (‘Freddie Mac’) and The Federal National Mortgage Association (‘Fannie Mae’).
30	‘Directly held’ includes assets held by Solitaire where we provide first loss protection and assets held directly by the Group.
31	‘Effect of impairments’ represents the reduction or increase in the reserve on initial impairment and subsequent reversal of impairment of the asset.
32	The gross principal is the redemption amount on maturity or, in the case of an amortising instrument, the sum of the future redemption amounts through the residual life of the security.
33	A credit default swap (‘CDS’) gross protection is the gross principal of the underlying instrument that is protected by CDSs.
34	Net principal exposure is the gross principal amount of assets that are not protected by CDSs. It includes assets that benefit from monoline protection, except where this protection is purchased with a CDS.

Liquidity and funding

35	The most favourable metrics are a smaller advances to core funding and a larger stressed one month coverage ratio.
36	HSBC UK comprises five legal entities; HSBC Bank plc (including all overseas branches), Marks and Spencer Financial Services Limited, HSBC Private Bank (UK) Ltd, HFC Bank Ltd and HSBC Trust Company (UK) Limited, managed as a single operating entity, in line with the application of UK liquidity regulation as agreed with the PRA.
37	The Hongkong and Shanghai Banking Corporation represents the bank in Hong Kong including all overseas branches. Each branch is monitored and controlled for liquidity and funding risk purposes as a stand-alone operating entity.
38	HSBC USA represents the HSBC USA Inc. consolidated group; predominantly HSBC USA Inc. and HSBC Bank USA, NA. The HSBC USA Inc. consolidated group is managed as a single operating entity.
39	The total shown for other principal entities represents the combined position of all the other operating entities overseen directly by the Risk Management Meeting of the GMB.
40	Estimated liquidity value represents the expected realisable value of assets prior to management assumed haircuts.
41	The undrawn balance for the five largest committed liquidity facilities provided to customers other than facilities to conduits.

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Interim Management Report (continued)

42	The undrawn balance for the total of all committed liquidity facilities provided to the largest market sector, other than facilities to conduits.

Market risk

43	Trading portfolios comprise positions arising from the market-making and warehousing of customer-derived positions.
44	Portfolio diversification is the market risk dispersion effect of holding a portfolio containing different risk types. It represents the reduction in unsystematic market risk that occurs when combining a number of different risk types, for example, interest rate, equity and foreign exchange, together in one portfolio. It is measured as the difference between the sum of the VaR by individual risk type and the combined total VaR. A negative number represents the benefit of portfolio diversification. As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit for these measures.
45	The total VaR is non-additive across risk types due to diversification effects.
46	Hypothetical profit and loss is calculated by applying the day’s market moves to the previous day’s portfolio. Hypothetical profit and loss excludes non-trading revenues such as fees and commissions, portfolio changes (e.g. new or expired deals) and carry (e.g. funding costs).
47	Investments in private equity are primarily made through managed funds that are subject to limits on the amount of investment. Potential new commitments are subject to risk appraisal to ensure that industry and geographical concentrations remain within acceptable levels for the portfolio as a whole. Regular reviews are performed to substantiate the valuation of the investments within the portfolio.
48	Investments held to facilitate ongoing business include holdings in government-sponsored enterprises and local stock exchanges.
49	Instead of assuming that all interest rates move together, we group our interest rate exposures into currency blocs whose rates are considered likely to move together.

Risk management of insurance operations

50	Other-long term includes term assurance, credit life insurance and universal life insurance.
51	Although investment contracts with DPF are financial instruments, HSBC continues to account for them as insurance contracts as permitted by IFRS 4.
52	The Other assets column shows shareholder assets as well as assets and liabilities classified as held for sale. The majority of the assets for insurance businesses classified as held for sale are reported as ‘Other assets and investment properties’ and totalled US$7.3bn at 30 June 2014 (30 June 2013: US$0.1bn; 31 December 2013: nil). The majority of these assets were debt and equity securities. All liabilities for insurance businesses classified as held for sale are reported in ‘Other liabilities’ and totalled US$7.4bn at 30 June 2014 (30 June 2013: US$0.1bn; 31 December 2013: nil). The majority of these liabilities were liabilities under insurance contracts and liabilities under investment contracts.
53	Present value of in-force long-term insurance contracts and investment contracts with DPF.
54	Deferred tax includes the deferred tax liabilities arising on recognition of PVIF.
55	Does not include associated insurance company SABB Takaful Company or joint venture insurance company Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited.
56	HSBC has no insurance manufacturing subsidiaries in North America or the Middle East and North Africa.
57	Non-linked insurance includes remaining non-life business.
58	Insurance contracts and investment contracts with discretionary participation features (‘DPF’) can give policyholders the contractual right to receive, as a supplement to their guaranteed benefits, additional benefits that may be a significant portion of the total contractual benefits, but whose amount and timing are determined by HSBC. These additional benefits are contractually based on the performance of a specified pool of contracts or assets, or the profit of the company issuing the contracts.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Capital

HSBC HOLDINGS PLC

Interim Management Report (continued)

Our objective in the management of Group capital is to maintain appropriate levels of capital to support our business strategy and meet our regulatory requirements.

Capital highlights

•	Year 1 transition CET1 ratio 11.2%, up from 10.8% at the end of 2013, as a result of capital generation and the benefit of higher fourth interim scrip take-up.

•	End point CET1 ratio 11.3%, up from 10.9% at the end of 2013, as a result of similar drivers.

Capital overview

Capital ratios

	At 30 Jun 2014%	At 30 Jun 2013%	At 31 Dec 2013%

CRD IV year 1 transition
Common equity tier 1 ratio	11.2	n/a	10.8
Tier 1 ratio	12.3	n/a	12.0
Total capital ratio	15.4	n/a	14.9

CRD IV end point
Common equity tier 1 ratio	11.3	10.1	10.9

Basel 2.5
Core tier 1 ratio	n/a	12.7	13.6
Tier 1 ratio	n/a	13.6	14.5
Total capital ratio	n/a	16.6	17.8

Total regulatory capital and risk-weighted assets

	CRD IV Year 1 transition	Basel 2.5
	At 30 Jun 2014 US$m	At 30 Jun 2013 US$m	At 31 Dec 2013 US$m

Common equity/Core tier 1 capital	140,070	140,890	149,051
Additional tier 1 capital	13,813	9,252	9,104
Tier 2 capital	38,951	33,308	35,854

Total regulatory capital	192,834	183,450	194,009

Risk-weighted assets	1,248,572	1,104,764	1,092,653

On 1 January 2014, CRD IV came into force and capital and RWAs at 30 June 2014 are calculated and presented on this basis. Prior to this date, they were calculated and presented in accordance with the previous regime under CRD III, also referred to as ‘Basel 2.5’.

Prior to implementation, CRD IV capital and RWAs were estimates based on the Group’s interpretation of CRD IV legislation and the rules of the PRA available at the time (details of basis of preparation of these estimates can be found on page 324 of the Annual Report and Accounts 2013 and page 197 of the Interim Report 2013, respectively).

The capital and RWAs on a CRD IV basis incorporate the effect of the PRA’s final rules in their Policy Statement (‘PS 7/13’) issued in December 2013. This transposed various areas of national discretion within the final CRD IV legislation into UK law. In its final rules, the PRA did not adopt most of the CRD IV transitional provisions available, instead opting for an acceleration of the CRD IV end point definition of common equity tier 1 (‘CET1’), with the exception that the CRD IV transitional provisions for unrealised gains were applied, such that unrealised gains on investment property and available-for-sale securities are not recognised for capital until 1 January 2015. As a result, our transitional capital ratio is slightly lower than the comparable end point capital ratio.

In April 2014, the PRA published its rules and supervisory statements implementing some of the CRD IV provisions relating to capital buffers, further details of which are provided in the regulatory buffers section on page 187.

In addition, the PRA has also published its expectations in relation to capital ratios for major UK banks and building societies, namely that from 1 July 2014, capital resources should be held equivalent to at least 7% of RWAs using a CRD IV end point definition of CET1. This PRA capital guidance applies instead of the minimum 4% CET1 transitional ratio applicable during 2014 under CRD IV.

The PRA also established a forward-looking CRD IV end point CET1 target ratio for the Group to be met by 2019.

Despite the rules published to date, there remains continued uncertainty around the amount of capital that UK banks will be required to hold. This relates specifically to the quantification and interaction of capital buffers and Pillar 2, where further PRA consultations are due in 2014. Furthermore, there are a significant number

HSBC HOLDINGS PLC

Interim Management Report (continued)

of draft and unpublished EBA technical and implementation standards due in 2014.

Our approach to managing Group capital is designed to ensure that we exceed current regulatory requirements and that we respect the payment priority of our capital providers. We complied with the PRA’s regulatory capital adequacy requirements throughout 2013 and the first half of 2014. We are also well placed to meet our expected future capital requirements.

We manage our capital position to meet an internal target CET1 ratio on an end point basis of greater than 10%. We continue to keep this target under review.

A summary of our policies and practices regarding capital management, measurement and allocation is provided in the Appendix to Capital on page 193.

Risk-weighted assets and total regulatory capital

RWAs by risk type

		CRD IV
	At	transition and	At
	30 Jun	end point	31 Dec
	2014	31 Dec 2013	2013
	US$bn	US$bn	US$bn

Credit risk	966.0	936.5	864.3
Counterparty credit risk	101.4	95.8	45.8
Market risk	63.1	63.4	63.4
Operational risk	118.1	119.2	119.2

	1,248.6	1,214.9	1,092.7

Of which:
– run-off portfolios	121.6	142.3	104.8
– legacy credit in GB&M	52.7	63.7	26.3
– US CML and Other	68.9	78.6	78.5
– Card and Retail Services[1]	–	1.1	1.1
For footnote, see page 192. RWAs by global businesses
	CRD IV transition and end point	Basel 2.5 at	Basel 2.5 at
	30 Jun 2014	30 Jun 2013	31 Dec 2013
	US$bn	US$bn	US$bn

Retail Banking and Wealth Management	223.0	243.4	233.5
Commercial Banking	424.9	385.9	391.7
Global Banking and Markets	537.3	429.2	422.3
Global Private Banking	22.1	21.8	21.7

Other	41.3	24.5	23.5

	1,248.6	1,104.8	1,092.7
RWAs by geographical regions[2]
	CRD IV transition and end point	Basel 2.5 at	Basel 2.5 at
	30 Jun 2014	30 Jun 2013	31 Dec 2013
	US$bn	US$bn	US$bn

Europe	393.6	305.4	300.1
Asia	481.1	413.1	430.7
Middle East and North Africa	62.7	64.2	62.5
North America	236.9	236.4	223.8

Latin America	96.8	96.7	89.5

	1,248.6	1,104.8	1,092.7

HSBC HOLDINGS PLC

Interim Management Report (continued)

Credit risk RWAs

Credit risk exposure – RWAs by geographical region

	Europe	Asia[3]	MENA	North America	Latin America	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

RWAs at 30 June 2014
IRB advanced approach	211.2	209.9	11.2	155.3	12.0	599.6
IRB foundation approach	11.4	–	4.1	–	–	15.5
Standardised approach	46.9	174.3	39.0	30.7	60.0	350.9

	269.5	384.2	54.3	186.0	72.0	966.0

RWAs at 31 December 2013
IRB advanced approach	157.1	182.9	11.2	161.5	8.5	521.2
IRB foundation approach	9.8	–	3.8	–	–	13.6
Standardised approach	44.5	165.9	40.0	22.7	56.4	329.5

	211.4	348.8	55.0	184.2	64.9	864.3

For footnote, see page 192.

Credit risk exposure – RWAs by global businesses

	Principal RBWM	RBWM (Run-off)	Commercial Banking	Global Banking & Markets	Global Private Banking	Other	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

RWAs at 30 June 2014
IRB advanced approach	60.3	60.6	206.2	249.5	11.1	11.9	599.6
IRB foundation approach	–	–	7.2	6.9	0.1	1.3	15.5
Standardised approach	59.0	5.5	178.5	73.6	6.5	27.8	350.9

	119.3	66.1	391.9	330.0	17.7	41.0	966.0

RWAs at 31 December 2013
IRB advanced approach	58.4	72.6	183.2	192.8	10.4	3.8	521.2
IRB foundation approach	–	–	6.3	5.8	0.1	1.4	13.6
Standardised approach	60.6	3.1	169.3	71.6	6.9	18.0	329.5

	119.0	75.7	358.8	270.2	17.4	23.2	864.3

Credit risk RWAs are calculated using three approaches as permitted by the PRA. For consolidated Group reporting we have adopted the advanced IRB approach for the majority of our business, with a small proportion being on the foundation IRB approach and the remaining portfolios on the standardised approach.

Standardised approach

For portfolios treated under the standardised approach, credit risk RWAs increased by US$21.4bn. The move to a CRD IV basis increased RWAs on 1 January 2014 by US$7.1bn. This movement was mainly comprised of material holdings and deferred tax asset amounts in aggregate below the capital threshold risk-weighted at 250%

(US$28.3bn), partially offset by a reclassification of non-credit obligation assets to the IRB approach for reporting purposes (US$16.3bn) and netting of collective impairments against EAD under the standardised approach (US$3.5bn).

In the first quarter of 2014, several individually immaterial portfolios moved from the IRB to the standardised approach, increasing standardised RWAs by US$6.0bn, and reducing IRB RWAs by US$4.8bn.

Corporate growth in Asia, Middle East and North Africa and Latin America increased RWAs by US$8.9bn. This was partially offset by the reclassification of Vietnam Technological & Commercial Joint Stock Bank from an associate to an investment, which reduced RWAs by US$1.1bn.

HSBC HOLDINGS PLC

Interim Management Report (continued)

RWA movement by geographical regions by key driver – credit risk – IRB only

	Europe	Asia[3]	MENA	North America	Latin America	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

RWAs at 1 January 2014 on Basel 2.5 basis	166.9	182.9	15.0	161.5	8.5	534.8

Foreign exchange movement	4.9	0.8	(0.2)	(0.1)	(0.4)	5.0
Acquisitions and disposals	(2.3)	–	(0.5)	(2.6)	(0.1)	(5.5)
Book size	3.0	13.0	(0.2)	(0.5)	1.9	17.2
Book quality	(1.7)	0.7	0.7	(2.3)	0.4	(2.2)
Model updates	14.9	0.3	–	(5.1)	–	10.1
– portfolios moving onto IRB approach	–	–	–	–	–	–
– new/updated models	14.9	0.3	–	(5.1)	–	10.1

Methodology and policy	36.9	12.2	0.5	4.4	1.7	55.7
– internal updates	(9.8)	(5.6)	(0.2)	(2.6)	(0.1)	(18.3)
– external updates – regulatory	2.2	6.7	(0.2)	0.7	0.1	9.5
– CRD IV impact	37.0	5.7	0.4	4.9	0.2	48.2
– NCOA moving from STD to IRB	7.5	5.4	0.5	1.4	1.5	16.3

Total RWA movement	55.7	27.0	0.3	(6.2)	3.5	80.3

RWAs at 30 June 2014 on CRD IV basis	222.6	209.9	15.3	155.3	12.0	615.1

RWAs at 1 January 2013 on Basel 2.5 basis	150.7	162.3	12.6	187.1	11.2	523.9

Foreign exchange movement	(6.0)	(3.2)	(0.4)	(1.6)	(0.5)	(11.7)
Acquisitions and disposals	(1.6)	–	–	(8.2)	–	(9.8)
Book size	2.0	10.4	0.1	(5.5)	(0.4)	6.6
Book quality	2.4	3.7	1.5	(7.1)	0.1	0.6
Model updates	(1.8)	–	0.1	(0.2)	–	(1.9)
– portfolios moving onto IRB approach	–	–	–	–	–	–
– new/updated models	(1.8)	–	0.1	(0.2)	–	(1.9)

Methodology and policy	2.7	0.4	–	10.0	0.1	13.2
Internal updates	0.2	(6.0)	–	(0.2)	0.1	(5.9)
External updates	2.5	6.4	–	10.2	–	19.1

Total RWA movement	(2.3)	11.3	1.3	(12.6)	(0.7)	(3.0)

RWAs at 30 June 2013 on Basel 2.5 basis	148.4	173.6	13.9	174.5	10.5	520.9
RWAs at 1 January 2013 on Basel 2.5 basis	150.7	162.3	12.6	187.1	11.2	523.9
Foreign exchange movement	3.3	(4.5)	(0.5)	(1.9)	(1.0)	(4.6)
Acquisitions and disposals	(1.5)	–	–	(8.6)	(1.7)	(11.8)
Book size	2.1	21.2	1.4	(10.6)	0.2	14.3
Book quality	(1.5)	5.3	1.3	(10.8)	(0.3)	(6.0)
Model updates	11.6	–	0.1	(0.2)	–	11.5
– portfolios moving onto IRB approach	13.4	–	–	–	–	13.4
– new/updated models	(1.8)	–	0.1	(0.2)	–	(1.9)

Methodology and policy	2.2	(1.4)	0.1	6.5	0.1	7.5
Internal updates	(0.2)	(7.8)	0.1	(0.6)	0.1	(8.4)
External updates	2.4	6.4	–	7.1	–	15.9

Total RWA movement	16.2	20.6	2.4	(25.6)	(2.7)	10.9

RWAs at 31 December 2013 on Basel 2.5 basis	166.9	182.9	15.0	161.5	8.5	534.8

For footnote, see page 192.

HSBC HOLDINGS PLC

Interim Management Report (continued)

RWA movement by global businesses by key driver – credit risk – IRB only

	Principal RBWM	US run-off portfolio	Total RBWM	CMB	GB&M	GPB	Other	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

RWAs at 1 January 2014 on Basel 2.5 basis	58.4	72.6	131.0	189.5	198.5	10.6	5.2	534.8
Foreign exchange movement	0.5	–	0.5	2.2	2.1	0.2	–	5.0
Acquisitions and disposals	–	–	–	–	(5.5)	–	–	(5.5)
Book size	1.1	(3.4)	(2.3)	11.7	8.5	(0.4)	(0.3)	17.2
Book quality	(1.8)	(4.0)	(5.8)	2.8	0.7	(0.3)	0.4	(2.2)
Model updates	0.1	(4.9)	(4.8)	9.3	5.3	0.3	–	10.1
– portfolios moving onto IRB approach	–	–	–	–	–	–	–	–
– new/updated models	0.1	(4.9)	(4.8)	9.3	5.3	0.3	–	10.1

Methodology and policy	2.0	0.3	2.3	(2.1)	46.8	0.8	7.9	55.7
– internal updates	(2.6)	–	(2.6)	(5.5)	(9.9)	(0.3)	–	(18.3)
– external updates – regulatory	–	–	–	2.5	6.3	0.5	0.2	9.5
– CRD IV impact	–	–	–	(0.7)	48.6	0.2	0.1	48.2
– NCOA moving from STD to IRB	4.6	0.3	4.9	1.6	1.8	0.4	7.6	16.3

Total RWA movement	1.9	(12.0)	(10.1)	23.9	57.9	0.6	8.0	80.3

RWAs at 30 June 2014 on CRD IV basis	60.3	60.6	120.9	213.4	256.4	11.2	13.2	615.1

Internal ratings-based approach

Credit risk RWA movements by key driver for portfolios treated under the IRB approach are set out in the table below. For the basis of preparation, see Appendix to Capital on page 193. For portfolios treated under IRB approach, credit risk RWAs increased by US$80.3bn of which US$5.0bn was due to foreign exchange movements.

Acquisitions and disposals

In GB&M, the sale of ABSs in North America reduced RWAs by US$2.7bn. Additionally, GB&M continued to manage down the securitisation positions held through the sale of certain structured investment conduit positions, lowering RWAs by US$2.0bn in Europe.

The disposal of our businesses in Colombia and Jordan resulted in a reduction in IRB RWAs of US$0.2bn and US$0.5bn in Latin America and Middle East and North Africa, respectively.

Book size

Book size movement reflected higher corporate lending, including term and trade-related lending, increasing RWAs by US$16.2bn in Asia, Europe and North America for CMB and GB&M. The Group’s exposure to sovereigns principally arises from balance sheet and liquidity management, investment services and mandatory deposits, and those holdings are the main driver of RWA sovereign movements in GB&M across a number of regions. Overall, sovereign book growth increased RWAs by US$1.0bn, mainly in Asia and Latin America.

In North America, in RBWM, continued run-off of the US CML retail mortgage portfolios resulted in a book size RWA reduction of US$3.4bn.

Book quality

Book quality improvements in Principal RBWM relate to risk model realignment for personal lending portfolios and favourable shifts in portfolio quality in Europe which reduced RWAs by US$1.8bn.

RWAs reduced by US$4.0bn in the US run-off portfolio, primarily as a consequence of continued run-off and the sale of lower quality loans that resulted in an improvement in the quality of the residual portfolio.

This was partially offset by increases in RWAs resulting from adverse movements in average customer credit quality in corporate and sovereign portfolios in Asia, Middle East and North Africa and North America, increasing RWAs by US$3.1bn.

Model updates

In Europe, an LGD floor applied to UK corporate portfolios resulted in an increase in RWAs of US$14.8bn in CMB and GB&M. This was partially offset by model updates in North America, primarily the implementation of new risk models for the US mortgage run-off portfolio, resulting in a decrease in RWAs of US$4.9bn.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Methodology and policy changes

Methodology and policy updates increased RWAs by US$55.7bn. The increase primarily related to the implementation of CRD IV rules at 1 January 2014, having an RWA impact of US$48.2bn. The main CRD IV movements arose from securitisation positions that were previously deducted from capital and are now included as a part of credit risk RWAs and risk-weighted at 1,250%, resulting in a US$40.2bn increase in RWAs as well as the introduction of an asset valuation correlation multiplier for financial counterparties, producing a US$9.2bn increase in RWAs.

Selected portfolios with a low default history mainly in Europe, Asia and North America, were subjected to external updates with the introduction of LGD floors, increasing RWAs by US$9.8bn.

This was partially offset by an internal update consisting of a transfer of individually immaterial portfolios moving to standardised approach, reducing IRB RWAs by US$4.8bn. A further decrease in RWAs of US$7.4bn arose from the adjustment of regulatory accounting value of GB&M legacy credit portfolio positions by their associated available-for-sale reserves.

In Asia, internal methodology changes associated with trade finance products accounted for a reduction in RWAs of US$4.6bn.

Counterparty credit risk RWAs

CCR increased by US$55.7bn, of which US$28.6bn relates to advanced approach. The RWA increase of US$27.1bn for standardised approach mainly relates to the implementation of CRD IV on 1 January 2014, which introduced credit valuation adjustment and central counterparty (‘CCP’) RWAs.

Advanced approach

Credit valuation adjustment and asset value correlation multiplier for financial counterparties introduced by the implementation of CRD IV increased RWAs by US$6.8bn and US$10.2bn respectively on 1 January 2014.

Within external regulatory and model updates, selected portfolios were subject to PRA LGD floors, which increased RWAs by US$9.7bn, mainly in Europe and Asia. Decreases in RWAs from internal methodology updates were mainly the result of changes in qualifying central counterparties and additional CVA exemptions.

The increase in book size was mainly driven by an increase in foreign exchange derivatives and reverse repo positions.

Counterparty credit risk RWAs

	At	At	At
	30 June	30 June	31 December
	2014	2013	2013
Counterparty credit risk	US$bn	US$bn	US$bn

Advanced approach	70.8	45.1	42.2
– CCR IRB approach	65.2	45.1	42.2
– CVA	5.6	–	–
Standardised approach	30.6	3.5	3.5
– CCR standardised approach	3.9	3.5	3.5
– CVA	22.2	–	–
– CCP	4.5	–	–

RWAs	101.4	48.6	45.7

HSBC HOLDINGS PLC

Interim Management Report (continued)

RWA movement by key driver – counterparty credit risk – advanced approach

	On CRD IV basis	On Basel 2.5 basis
	Half-year to	Half-year to	Year to
	30 Jun 2014	30 Jun 2013	31 Dec 2013
	US$bn	US$bn	US$bn

RWAs at beginning of period on Basel 2.5 basis	42.2	45.7	45.7

Book size	3.2	1.0	(0.9)
Book quality	(0.3)	(1.0)	(2.7)
Model updates	2.2	–	–
Methodology and policy	23.5	(0.6)	0.1
– internal regulatory updates	(1.0)	(0.6)	0.1
– external regulatory updates	7.5	–	–
– CRD IV impact	17.0

Total RWA movement	28.6	(0.6)	(3.5)

RWAs at end of period	70.8	45.1	42.2
Market risk RWAs Market risk RWAs
	At 30 June 2014 US$bn	At 30 June 2013 US$bn	At 31 December 2013 US$bn

Internal model based
VaR	5.6	5.7	4.9
Stressed VaR	7.8	6.9	9.4
Incremental risk charge	24.9	24.2	23.1
Comprehensive risk measure	2.0	3.1	2.6
Other VaR and stressed VaR	9.2	19.6	12.2

Internal model based	49.5	59.5	52.2
Standardised approach	13.6	11.4	11.2

	63.1	70.9	63.4
RWA movement by key driver – market risk – internal model based
	Half-year to		Year to
	30 June 2014 US$bn	30 June 2013 US$bn	31 December 2013 US$bn

RWAs at beginning of period on Basel 2.5 basis	52.2	44.5	44.5

Movement in risk levels	0.9	(4.6)	(14.5)
Model updates	–	17.6	17.6
Methodology and policy	(3.6)	2.0	4.6
– internal regulatory updates	0.5	2.0	4.6
– external regulatory updates	(4.1)	–	–

Total RWA movement	(2.7)	15.0	7.7

RWAs at end of period	49.5	59.5	52.2

Total market risk RWAs remained relatively stable during the first half of the year, decreasing marginally by US$0.3bn.

Movements relating to changes in risk levels reflected an increase in the incremental risk charge as a result of increased exposures with sovereign counterparties, with an impact of US$4.2bn partially offset by a decrease of trading positions which led to an RWA reduction of US$2.8bn.

Methodology and policy movements mainly relate to a regulatory approval for a change in the basis of consolidation for modelled market risk charges delivering a reduction in RWAs of US$4.1bn.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Market risk RWAs movements for portfolios not within the scope of modelled approaches resulted in an increase of US$2.4bn, mainly related to trading book securitisation positions that were previously deducted from capital (US$2.6bn).

Operational risk RWAs

The reduction in operational risk RWAs of US$1.1bn was mainly due to the continuing amortisation of the operational risk RWAs for the US CRS portfolio disposed of in May 2012.

Movement in total regulatory capital in the first half of 2014

Source and application of total regulatory capital

	CRD IV Year 1 transition	Basel 2.5
	Half-year to 30 Jun 2014 US$m	Half-year to 30 Jun 2013 US$m	Half-year to 31 Dec 2013 US$m

Movement in total regulatory capital
Opening common equity/core tier 1 capital	131,233	138,789	140,890
Contribution to common equity/core tier 1 capital from profit for the period	10,045	10,297	6,827
Consolidated profits attributable to shareholders of the parent company	9,746	10,284	5,920
Removal of own credit spread net of tax	202	13	907
Debit valuation adjustment	97

Net dividends including foreseeable net dividends[4]	(2,329)	(4,780)	(2,207)
Dividends net of scrip recognised under Basel 2.5		(4,780)	(2,207)
Update for fourth interim dividend scrip take-up in excess of plan	1,108
First interim dividend net of scrip	(1,766)
Second interim dividend	(2,053)
Add back: planned scrip take-up	382

Decrease in goodwill and intangible assets deducted	147	739	(204)
Ordinary shares issued	14	169	128
Foreign currency translation differences	720	(4,387)	3,093
Other, including regulatory adjustments	240	63	524

Closing common equity/core tier 1 capital	140,070	140,890	149,051

Opening additional/other tier 1 capital	14,408	12,259	9,252
Hybrid capital securities including redemptions	(500)	(1,478)	327
Unconsolidated investments	1	(1,519)	(485)
Other, including regulatory adjustments	(96)	(10)	10

Closing tier 1 capital	153,883	150,142	158,155

Opening other tier 2 capital	35,538	29,758	33,308
Issued tier 2 capital securities net of redemptions	3,450	(457)	2,066
Unconsolidated investments	2	6,932	(485)
Other, including regulatory adjustments	(39)	(2,925)	965

Closing total regulatory capital	192,834	183,450	194,009

For footnote, see page 192.

We complied with the PRA’s regulatory capital adequacy requirements throughout 2013 and the first half of 2014. Internal capital generation contributed US$7.7bn to common equity tier 1 capital, being profits attributable to shareholders of the parent company after regulatory adjustment for own credit spread and net of dividends. The second interim dividend is net of planned scrip. We also benefited from a higher fourth interim dividend scrip take-up in excess of plan.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Capital structure

Composition of regulatory capital

	CRD IV Year 1 transition		Basel 2.5
	At 30 June 2014 US$m	Estimated at 31 December 2013 US$m	At 31 December 2013 US$m	At 30 June 2013 US$m

Tier 1 capital
Shareholders’ equity	173,453	164,057	173,449	165,816
Shareholders’ equity per balance sheet[5]	190,281	181,871	181,871	174,070
Foreseeable interim dividend[4]	(1,671)	(3,005)
Preference share premium	(1,405)	(1,405)	(1,405)	(1,405)
Other equity instruments	(5,851)	(5,851)	(5,851)	(5,851)
Deconsolidation of special purpose entities[6]	(686)	(1,166)	(1,166)	(998)
Deconsolidation of insurance entities	(7,215)	(6,387)

Non-controlling interests	3,792	3,644	4,955	4,754
Non-controlling interests per balance sheet	8,441	8,588	8,588	8,291
Preference share non-controlling interests	(2,153)	(2,388)	(2,388)	(2,395)
Non-controlling interests transferred to tier 2 capital	(487)	(488)	(488)	(490)
Non-controlling interests in deconsolidated subsidiaries	(824)	(757)	(757)	(652)
Surplus non-controlling interest disallowed in CET1	(1,185)	(1,311)

Regulatory adjustments to the accounting basis	(2,559)	(2,230)	480	178
Unrealised (gains)/losses in available-for-sale debt and equities[7]	(141)		1,121	1,071
Own credit spread[8]	1,314	1,112	1,037	137
Debit valuation adjustment	(354)	(451)
Defined benefit pension fund adjustment[9]	(2,301)	(1,731)	(518)	70
Reserves arising from revaluation of property	(1,346)	(1,281)	(1,281)	(1,284)
Cash flow hedging reserve	269	121	121	184

Deductions	(34,616)	(34,238)	(29,833)	(29,858)
Goodwill and intangible assets	(24,752)	(24,899)	(25,198)	(24,994)
Deferred tax assets that rely on future profitability (excludes those arising from temporary differences)	(945)	(680)
Additional valuation adjustment (referred to as PVA)	(1,688)	(2,006)
Investments in own shares through the holding of composite products of which HSBC is a component (exchange traded funds, derivatives and index stock)	(904)	(677)
50% of securitisation positions			(1,684)	(1,722)
50% of tax credit adjustment for expected losses			151	134
Excess of expected losses over impairment allowances	(6,327)	(5,976)	(3,102)	(3,276)

Common equity/core tier 1 capital	140,070	131,233	149,051	140,890

Additional tier 1 capital
Other tier 1 capital before deductions	13,977	14,573	16,110	15,790
Preference share premium	1,160	1,160	1,405	1,405
Preference share non-controlling interests	1,955	1,955	2,388	2,395
Allowable non-controlling interest in AT1	635	731
Hybrid capital securities	10,227	10,727	12,317	11,990

Deductions	(164)	(165)	(7,006)	(6,538)
Unconsolidated investments[10]	(164)	(165)	(7,157)	(6,672)
50% of tax credit adjustment for expected losses			151	134

Tier 1 capital	153,883	145,641	158,155	150,142

HSBC HOLDINGS PLC

Interim Management Report (continued)

	CRD IV Year 1 transition		Basel 2.5
	At 30 June 2014 US$m	Estimated at 31 December 2013 US$m	At 31 December 2013 US$m	At 30 June 2013 US$m

Tier 2 capital
Total qualifying tier 2 capital before deductions	39,197	35,786	47,812	45,009
Reserves arising from revaluation of property and unrealised gains in available-for-sale equities			2,755	2,567
Collective impairment allowances			2,616	2,799
Allowable non-controlling interest in tier 2	47	86
Perpetual subordinated debt	2,218	2,218	2,777	2,777
Term subordinated debt	36,692	33,242	39,364	36,566
Non-controlling interests in tier 2 capital	240	240	300	300

Total deductions other than from tier 1 capital	(246)	(248)	(11,958)	(11,701)
Unconsolidated investments[10]	(246)	(248)	(7,157)	(6,672)
50% of securitisation positions			(1,684)	(1,722)
50% of excess of expected losses over impairment allowances			(3,102)	(3,276)
Other deductions			(15)	(31)

Total regulatory capital	192,834	181,179	194,009	183,450

For footnotes, see page 192.

Reconciliation of regulatory capital from Year 1 transitional basis to an estimated CRD IV end point basis

	At 30 June 2014 US$m	Estimated at 31 December 2013 US$m

Common equity tier 1 capital on a year 1 transitional basis	140,070	131,233
Unrealised gains arising from revaluation of property	1,346	1,281
Unrealised gains in available for sale reserves	141	–

Common equity tier 1 capital end point basis	141,557	132,514

Additional tier 1 capital on a year 1 transitional basis	13,813	14,408
Grandfathered instruments:
Preference share premium	(1,160)	(1,160)
Preference share non-controlling interests	(1,955)	(1,955)
Hybrid capital securities	(10,227)	(10,727)
Transitional provisions:
Allowable non-controlling interest in AT1	(231)	(366)
Unconsolidated investments	164	165

Additional tier 1 capital end point basis	404	365

Tier 2 capital on a year 1 transitional basis	38,951	35,538
Grandfathered instruments:
Perpetual subordinated debt	(2,218)	(2,218)
Term subordinated debt	(21,513)	(21,513)
Transitional provisions:
Non-controlling interest in tier 2 capital	(240)	(240)
Allowable non-controlling interest in tier 2	190	345
Unconsolidated investments	(164)	(165)

Tier 2 capital end point basis	15,006	11,747

HSBC HOLDINGS PLC

Interim Management Report (continued)

The capital position presented on a CRD IV Year 1 transitional basis follows the CRD IV legislation as implemented in the UK via the PRA’s final rules in the Policy Statement (‘PS 7/13’) issued in December 2013.

The effects of draft EBA standards are not generally captured in our numbers. These could have additional effects on our capital position and RWAs.

Whilst CRD IV allows for the majority of regulatory adjustments and deductions from CET1 to be implemented on a gradual basis from 1 January 2014 to 1 January 2018, the PRA has largely decided not to make use of these transitional provisions. This results in a cost to our transitional CET1 capital and ratio, corresponding to the treatment of unrealised gains on investment property and available-for-sale securities, which are only capable of being recognised in CET1 capital from 1 January 2015.

For tier 1 and tier 2 capital, the PRA followed the transitional provisions timing as set out in CRD IV to apply the necessary regulatory adjustments and deductions. The effect of these adjustments will be phased in at 20% per annum from 1 January 2014 to 1 January 2018.

Furthermore, non-CRD IV compliant additional tier 1 and tier 2 instruments benefit from a grandfathering period. This progressively reduces the eligible amount by 10% annually, following an initial 20% on 1 January 2014, until they are fully phased out by 1 January 2022.

Under CRD IV, as implemented in the UK, banks are required to meet a minimum CET1 ratio of 4.0% of RWAs (increasing to 4.5% from 1 January 2015), a minimum tier 1 ratio of 5.5% of RWAs (increasing to 6% from 1 January 2015) and a total capital ratio of 8% of RWAs. Going forward, as the grandfathering provisions fall away, we intend to meet these minima in an economically efficient manner by issuing non-equity capital as necessary. At 30 June 2014, the Group had US$15.2bn of CRD IV compliant non-equity capital instruments and US$37.1bn of non-equity capital instruments qualifying as eligible capital under CRD IV by virtue of application of the grandfathering provisions, after applying the 20% reduction outlined above.

The net dividends for the period of US$2.3bn include US$1.7bn to reflect our prospective second interim dividend declared, net of projected scrip dividend, which will be paid in October 2014. The remaining US$0.6bn include our first quarter interim dividend paid, net of scrip dividend, partially offset by a positive adjustment to the scrip take-up related to the fourth interim dividend of 2013.

Capital and RWA movements by major driver – CRD IV end point basis

	Common equity tier 1
	capital	RWAs
	US$bn	US$bn

CRD IV end point basis at 1 January 2014	132.5	1,214.9
Contribution to CET1 capital from profit	10.0	–
Net dividends including foreseeable net dividends[5]	(2.3)	–
Implementation of PRA LGD floors	(0.2)	34.4
Corporate lending growth	–	24.7
Legacy portfolio	–	(20.1)
Other	1.6	(5.3)

CRD IV end point basis at 30 June 2014	141.6	1,248.6

Leverage ratio

For a detailed basis of preparation of the leverage ratio, see the Appendix to Capital, page 193.

In January 2014, the Basel Committee published its finalised leverage ratio framework, along with the public disclosure requirements applicable from 1 January 2015. This is currently in the process of being transposed into European law.

Under CRD IV, the legislative proposals and final calibration of the leverage ratio are expected to be determined following a review of the revised Basel proposals and the basis of the EBA’s assessment of the impact and effectiveness of the leverage ratio during a monitoring period, between 1 January 2014 and 30 June 2016.

In May 2014, the PRA issued a letter setting out the approach to be taken for calculating the leverage ratio for disclosure in Interim Reports. This confirmed that the basis of calculation of the leverage ratio has changed from previous disclosures. While the numerator continues to be calculated using the final CRD IV end point tier 1 capital definition, the exposure measure is now calculated based on the January 2014 Basel III text (rather than the December 2010 Basel III text). The main differences between the two approaches are set out in our basis of preparation.

It should be noted the revised PRA-prescribed basis for disclosing the leverage ratio is not aligned with CRD IV. However, CRD IV is anticipated to align to Basel during 2014.

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Estimated leverage ratio

PRA- prescribed basis at
30 June
2014
US$bn

Total assets per financial balance sheet	2,754

Deconsolidation of insurance/other entities	(107)
Consolidation of banking associates	186

Total assets per regulatory balance sheet	2,833
Adjustment to reverse netting of loans and deposits allowable under IFRS	98

Reversal of accounting values	(498)
Derivatives	(270)
Repurchase agreement and securities finance	(228)

Derivatives	199
Mark-to-market value	60
Deductions of receivables assets for cash variation margin	(55)
Add-on amounts for potential future exposure	166
Exposure amount resulting from the additional treatment for written credit derivatives	28

Repurchase agreement and securities finance	237
Gross securities financing transactions assets	314
Netted amounts of cash payables and cash receivables of gross securities financing transactions assets	(86)
Measurement of counterparty risk	9

Addition of off balance sheet commitments and guarantees:	445
Guarantees and contingent liabilities	80
Commitments	356
Other	9

Exclusion of items already deducted from the capital measure	(37)

Exposure measure after regulatory adjustments	3,277

Tier 1 capital under CRD IV (end point)	142

Estimated leverage ratio (end point)	4.3%

Regulatory capital buffers

CRD IV establishes a number of capital buffers, to be met by CET1 capital, broadly aligned with the Basel III framework. CRD IV contemplates that these will be phased in from 1 January 2016, subject to national discretion. Restrictions on distributions apply where a bank fails to meet these buffers.

In April 2014, HM Treasury published the statutory instrument ‘Capital Requirements (Capital Buffers and Macro-Prudential Measures) Regulations 2014’ transposing into UK legislation the main provisions in CRD IV related to capital buffers, with the exception of the ‘Systemic Risk Buffer’, where HM Treasury is yet to designate the authority responsible for its application.

The PRA is the designated authority for the Global Systemically Important Institutions (‘G-SIIs’) buffer, the Other Systemically Important Institutions (‘O-SIIs’) buffer and the Capital Conservation Buffer (‘CCB’). In April 2014, they published rules and supervisory statements implementing the main

CRD IV provisions in relation to these buffers. The Bank of England is the designated authority for the countercyclical capital buffer (‘CCyB’) and macro prudential measures.

G-SII buffer

The G-SII buffer (which is the EU implementation of the Basel ‘Global Systemically Important Banks’ (‘G-SIB’) buffer) is to be met with CET1 capital and will be phased in from 1 January 2016. The buffer rate has not yet been formally set and will depend on the final draft EBA Regulatory Technical Standard, on the implementation of the methodology within the EU, being finalised and adopted.

In 2013, the Basel Committee issued the ‘Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement’. Based on this, the Financial Stability Board (‘FSB’) and the Basel Committee updated the list of G-SIBs, using end-2012 data. The add-on of 2.5% previously assigned to HSBC was left unchanged, but this rate will be subject to PRA

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confirmation later in 2014, after the assessment using end-2013 data has been carried out.

Following direction from the PRA to UK banks in their Supervisory Statement issued in April 2014, and in accordance with the EBA final draft Implementing Technical Standard and guidelines published in June 2014, we disclosed in July 2014 the EBA template showing the values used for the identification and scoring process which underpins our G-SIB designation. The template can be found on our website using the following link http://www.hsbc.com/investor-relations/financial-and-regulatory-reports.

Capital conservation buffer

The CCB was designed to ensure banks build up capital outside periods of stress that can be drawn down when losses are incurred and is set at 2.5% of RWAs. The PRA will phase-in this buffer from 1 January 2016 to 1 January 2019.

Countercyclical and other macro-prudential buffers

CRD IV contemplates a cyclical buffer in line with Basel III, in the form of an institution-specific CCyB, to protect against future losses where unsustainable levels of leverage, debt or credit growth pose a systemic threat. In addition to the buffers as defined under Basel III, CRD IV contemplates the application of increased requirements to address macro-prudential or systemic risk, including the setting of macro-prudential measures such as increasing capital requirements for specific sectors of the economy.

The FPC is responsible for related policy decisions, including setting the CCyB rate and the use of direction powers over sectoral capital requirements (‘SCRs’). The UK legislation enabled use of the CCyB and SCR tools from 1 May 2014. Application of buffer rates set by regulatory authorities outside the UK before 1 January 2016 requires recognition and confirmation by the FPC. Beyond this date reciprocity mechanisms will apply.

In January 2014, the FPC issued a policy statement on its powers to supplement capital requirements, through the use of the CCyB and the SCR tools. The CCyB allows the FPC to raise capital requirements above the micro-prudential level for all exposures to borrowers in the UK. The SCR is a more targeted tool which allows the FPC to increase capital requirements above minimum regulatory standards for exposures to three broad sectors judged to pose a risk to the stability of the financial system as a whole: residential and commercial property; and

other parts of the financial sector, potentially on a global basis.

In June 2014, the FPC set the CCyB rate for UK exposures at 0% but later in the year will consider its approach for recognition of CCyB rates in other countries. Should a CCyB be required, it is expected to be set in the range of 0-2.5% of relevant credit exposures RWAs, although it is uncapped. The institution-specific CCyB rate for the Group will be based on the weighted average of the CCyB rates that apply in the jurisdictions where relevant credit exposures are located. The SCR tool is not currently deployed.

In addition to the measures above, CRD IV sets out a systemic risk buffer (‘SRB’) for the financial sector as a whole, or one or more sub-sectors, to be deployed as necessary by each EU member state with a view to mitigate structural macro-prudential risk. It is expected that, if such a risk was found to be prevalent, the SRB would be set at a minimum of 1% based on the exposures to which it would apply. This is not restricted to exposures within the member state itself and to the extent it would apply at a global level, it is expected that the higher of the G-SII and the SRB would apply. This buffer is yet to be transposed into UK legislation.

Restrictions on capital distributions apply if the bank’s CET1 capital falls below the level of its combined buffer, defined as the total of the CCB, the CCyB, the G-SII and the SRB (as these become applicable).

Pillar 2 and the ‘PRA buffer’

To implement the CRD IV capital buffers in the UK, the PRA issued an initial consultation in 2013, proposing changes to the Pillar 2 framework and explaining its interaction with the buffers. Under the Pillar 2 framework, banks are already required to hold capital in respect of the internal capital adequacy assessment and supervisory review which leads to a final determination by the PRA of individual capital guidance under Pillar 2A. This is currently met by total capital, and in accordance with PS 7/13, is now proposed to be met 56% by CET1 from 1 January 2015.

The PRA further proposed to introduce a PRA buffer, to replace the current capital planning buffer (‘CPB’) (known as Pillar 2B), also to be held in the form of CET1 capital. The PRA buffer is intended to be calculated independently and then compared with the extent to which other CRD IV buffers may already cover the same risks. Depending upon the business undertaken by an individual firm, the PRA has stated its expectation that the capital

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conservation buffer and relevant systemic buffers should serve a similar purpose to the PRA buffer and therefore be deducted from it.

The PRA is expected to consult on their revised Pillar 2 framework later in 2014 and this will include the transition to the PRA buffer.

Until outstanding consultations are published and guidance issued, there remains uncertainty as to the interaction between these buffers, the exact buffer rate requirements and the ultimate capital impact.

For a high-level representation of the proposed buffers under the new regime on a fully loaded basis, see figure below.

Level of CET1 capital requirements

Given the developments outlined above, it remains uncertain what HSBC’s precise end point CET1 capital requirement will be. However, elements of the capital requirements that are known or quantified to date are as follows:

%
Minimum CET1 (phased in up to 2015)	4.5
Pillar 2A – 56% CET1	0.9
Capital conservation buffer (phased in up to 2019)	2.5
G-SIB buffer (to be phased in up to 2019)	2.5

It should be noted that Pillar 2A guidance is a point in time assessment of the amount of capital the PRA considers that a bank should hold to meet the overall financial adequacy rule. It is therefore subject to change pending annual assessment and the supervisory review process. The Group’s Pillar 2A guidance is currently 1.5% of RWA supported by total capital. In line with the PRA’s proposed requirements, this is to be met with at least 56% CET1 from 1 January 2015, being 0.9% of RWA.

Regulatory stress testing

The Group is subject to supervisory stress testing in many jurisdictions. These supervisory requirements are increasing in frequency and in the granularity with which results are required. As such, stress testing represents a key focus for the Group.

In October 2013, the Bank of England published an initial discussion paper ‘A framework for stress testing the UK banking system’. The framework replaces the current stress testing for the capital planning buffer with annual concurrent stress tests, the results of which are expected to inform the setting of the PRA buffer, the CCyB, sectoral capital requirements and other FPC recommendations to the PRA. Later in 2014, the PRA is expected to further consult on Pillar 2, the transition to the PRA buffer and the relationship between the PRA buffer and the stress testing exercise.

The Group is undertaking the Bank of England’s 2014 concurrent stress test exercise. This programme includes common base and stress scenarios applied across major UK banks. The exercise is supported by a complementary programme of data provision to the Bank of England under its Firm Data Submission Framework. Simultaneously, the Group is participating in the EBA stress testing exercise.

Additionally, our subsidiaries in France and Malta are participating in the ECB’s Asset Quality Review, undertaken as part of the ECB’s comprehensive assessment, prior to inception of the Single Supervisory Mechanism. They will then be subject to the ECB’s ongoing stress testing process.

Disclosures of the results of these exercises are planned for late 2014.

Additionally HNAH and HSBC Bank USA are subject to the Comprehensive Capital Analysis and Review (‘CCAR’) and Dodd-Frank Stress Testing programmes of the Federal Reserve and the Office of the Comptroller of the Currency. The results of the exercises were disclosed in March 2014 and are described in more detail on page 108.

RWA integrity

In March 2014 the FPC published that it was minded to recommend that firms report and disclose capital ratios using the standardised approach to credit risk as soon as practicable in 2015 following a Basel

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review of the standardised approach to credit risk. The latter is yet to be published and its recommendations are unknown.

In May 2014, the EBA published a consultation on benchmarks of internal approaches for calculating own funds requirements for credit and market risk exposures (RWAs). This follows a series of benchmarking exercises run in 2013 to better understand the drivers of differences observed in RWAs across EU institutions. The future annual benchmarking exercise outlined in the consultation paper aims to improve the comparability of capital requirements calculated using internal modelled approaches and will be used by regulators to inform their policy decisions.

Other regulatory updates

In December 2013, the PRA issued its Supervisory Statement SS13/13 in relation to Market Risk. This requires firms to identify risks not adequately captured by models and to hold additional funds against those under its Risks not in VaR (‘RNIV’) framework. In assessing these risks, no offsetting or diversification will be allowed across risk factors.

In March 2014, the EBA published a final draft regulatory technical standard on prudent valuation. We await the adoption of the finalised standard by the European Commission later in 2014.

In June 2014, the EBA and Basel Committee each issued a consultation on Pillar 3 requirements. The EBA consultation addresses how institutions should apply considerations of materiality, confidentiality and proprietary information in relation to disclosure, as well as how they should assess the appropriate frequency of their disclosures. The Basel consultation proposes increased use of standardised templates to enhance comparability in banks’ risk and capital disclosures, as well as a selective approach to increased frequency.

In June 2014, the PRA issued its consultation CP12/14. Two changes to the credit risk rules are being proposed. The first is a proposal that the PRA will not grant advanced internal ratings-based (‘AIRB’) approach permissions in relation to exposures to central governments, public sector entities, central banks and financial sector entities and instead require calculation under the foundation approach from June 2015. The second is a proposal to introduce stricter criteria for the application of a 50% risk weight to certain commercial real estate (‘CRE’) exposures located in non-EEA countries dependent upon loss rates prevalent in these jurisdictions over a representative period. We are carrying out a detailed review of the consultation.

Also, in July 2014, the FPC issued a consultation on the design of a leverage ratio framework for the UK. The consultation makes a range of proposals including that the leverage framework include a minimum leverage ratio, a leverage conservation buffer, a supplementary leverage ratio for a subset of firms such as ring-fenced banks and/or G-SIBs, and the ability for the leverage ratio to vary over time in a countercyclical manner. An infringement of these leverage buffers above the minimum leverage ratio would restrict distributions. It also considers that the minimum leverage ratio may need to be met predominantly with CET1. In addition, the leverage buffers are proposed to be met with CET1, in line with the quality of capital for the risk-weighted buffers. The FPC is of the preliminary view that it should be granted powers of direction over all components of the leverage ratio framework not determined under EU legislation and that these powers should apply as soon as practicable.

Structural banking reform

UK

In December 2013, the UK’s Financial Services (Banking Reform) Act 2013 received Royal Assent. It implements the recommendations of the ICB and of the Parliamentary Commission on Banking Standards, which inter alia establish a framework for ‘ring-fencing’ UK retail banking in separately incorporated banking entities (‘ring-fenced banks’) from trading activities, and sets out requirements for loss absorbency in the form of equity capital and loss absorbing debt. The PRA, subject to the approval of HM Treasury, is empowered to require banking groups to restructure their operations if it considers that the operation of the ring-fence in a group is proving to be ineffective. The exercise of these powers may lead to groups being required to split their retail and investment banking operations into separate corporate groups. In July 2014, final secondary legislation, in the form of the Financial Services and Markets Act 2000 (Excluded Activities and Prohibitions) Order 2014 and the Financial Services and Markets Act 2000 (Ring-Fenced Bodies and Core Activities) Order 2014 (‘the orders’) setting out further details were published. The orders include provisions detailing the requirement that the deposits of certain UK individuals and organisations be housed in ring-fenced banks. In addition, the orders place restrictions on the activities and geographical scope of ring-fenced banks. Regulatory rules from supervisory authorities are not yet available. The UK government intends to complete

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the legislative process by the end of this Parliament in May 2015 and to have reforms in place by 2019.

The UK Financial Services (Banking Reform) Act 2013 also creates a ‘bail-in’ mechanism as an additional resolution tool alongside existing options to transfer all or part of the bank to a private sector purchaser, to transfer parts of the bank to a new ‘bridge’ bank which is later sold or takes the bank into temporary public sector ownership. In a ‘bail-in’, shareholders and creditors in the bank have their investments written down in value or converted into new interests (such as new shares) without the bank being placed in liquidation. This allows the bank to continue to provide its core banking services without interruption and ensures that the solvency of the bank is addressed without taxpayer support, while also allowing the Bank of England to provide temporary funding to this newly solvent bank. Certain liabilities including deposits protected by the Financial Services Compensation Scheme are excluded from bail-in. It is intended that these bail-in provisions will be consistent with the EU Recovery and Resolution Directive once it comes into force.

In June 2014, the final text of the Banking Recovery and Resolution Directive was published in the EU’s Official Journal. In July 2014, both HM Treasury and the PRA published consultation papers to transpose and implement the Directive requirements into UK law and rules. The finalised requirements are expected to be in place by 31 December 2014.

Eurozone

In February 2012, the European Commission appointed a High Level Expert Group under the Governor of the Bank of Finland, Erkki Liikanen, to consider potential structural changes in banks within the EU. The group recommended, inter alia, the ring-fencing of certain market-making and trading activities from the deposit-taking and retail payments activities of major banks and possible amendments to the use of bail-in instruments as a resolution tool, as well as a number of other comments.

In January 2014, following a consultation period, the European Commission published its own legislative proposals on the structural reform of the European banking sector which would prohibit proprietary trading in financial instruments and commodities, and enable supervisors to require trading activities such as market-making, complex derivatives and securitisation operations to be undertaken in a separate subsidiary from deposit taking activities.

The ring-fenced deposit taking entity would be subject to separation from the trading entity including capital and management structures, issuance of own debt and arms-length transactions between entities.

The proposals allow for derogation from these requirements for super-equivalent national regimes. On the current basis, it is understood that non-EEA subsidiaries of the Group which could be separately resolved without a threat to the financial stability of the EU would be excluded from the proposals.

The proposals will now be subject to discussion in the European Parliament and the Council and are not expected to be finalised in 2014. The implementation date for any separation under the final rules would depend upon the date on which the final legislation is agreed. The EU proposal contains a provision which would permit derogation by member states which have implemented their own structural reform legislation, subject to meeting certain conditions. This derogation could benefit the UK, which has passed the UK Financial Services (Banking Reform) Act 2013, and France and Germany, which have enacted structural reform. However, it is possible that the proposed derogation will not be enacted. The interaction between the EU proposals and the US Volker Rule has still to be clarified. The G20 has asked the FSB, in collaboration with the International Monetary Fund and the OECD, to assess the cross-border consistency and global financial stability implications of structural measures, to be completed by the end of 2014.

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Footnotes to Capital

1	Operational risk RWAs, under the standardised approach, are calculated using an average of the last three years’ revenues. For business disposals, the operational risk RWAs are not removed immediately on disposal, but diminish over a period of time. The RWAs for the CRS business represent the remaining operational risk RWAs for the business.
2	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.
3	From 1 January 2014, the geographical region ‘Asia’ replaced the geographical regions previously reported as ‘Hong Kong’ and ‘Rest of Asia-Pacific’ (see Note 23 on the Financial Statements for further details). Comparative data have been re-presented to reflect this change.
4	This includes dividends on ordinary shares, quarterly dividends on preference shares and coupons on capital securities, classified as equity.
5	Includes externally verified profits for the half-year to 30 June 2014.
6	Mainly comprises unrealised gains/losses in available-for-sale debt securities related to SPEs.
7	Unrealised gains/losses in available-for-sale securities are net of tax.
8	Includes own credit spread on trading liabilities.
9	Under Basel 2.5 rules, any defined benefit asset is derecognised and a defined benefit liability may be substituted with the additional funding that will be paid into the relevant schemes over the following five-year period.
10	Mainly comprise investments in insurance entities.

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Appendix to Capital Capital management and capital measurement and allocation

Capital management

Approach and policy

Our approach to capital management is driven by our strategic and organisational requirements, taking into account the regulatory, economic and commercial environment in which we operate. Pre-tax return on risk-weighted assets (‘RoRWA’) is an operational metric by which the global businesses are managed on a day-to-day basis. The metric combines return on equity and regulatory capital efficiency objectives. It is our objective to maintain a strong capital base to support the risks inherent in our business and invest in accordance with our six filters framework, exceeding both consolidated and local regulatory capital requirements at all times.

Our policy on capital management is underpinned by a capital management framework which enables us to manage our capital in a consistent manner. The framework, which is approved by the GMB annually, incorporates a number of different capital measures including market capitalisation, invested capital, economic capital and regulatory capital. In accordance with PRA regulations we set our capital ratio target on an end point CRD IV CET1 basis.

Capital measures

•	market capitalisation is the stock market value of HSBC;

•	invested capital is the equity capital invested in HSBC by our shareholders, adjusted for certain reserves and goodwill previously amortised or written off;

•	economic capital is the internally calculated capital requirement which we deem necessary to support the risks to which we are exposed; and

•

regulatory capital is the capital which we are required to hold in accordance with the rules established by the PRA for the consolidated Group and by our local regulators for individual Group companies.

Our assessment of capital adequacy is aligned to our assessment of risks, including: credit, market, operational, interest rate risk in the banking book, pension fund, insurance, structural foreign exchange risk and residual risks.

Stress testing

In addition to our internal stress tests, the Group is subject to supervisory stress testing in many jurisdictions. Supervisory requirements are increasing in frequency and in the granularity with which the results are required. These exercises include the programmes of the PRA, the Federal Reserve Board, the EBA, the ECB and the Hong Kong Monetary Authority, as well as stress tests undertaken in other jurisdictions. We take into account the results of all such regulatory stress testing when assessing our internal capital requirements.

Risks to capital

Outside the stress-testing framework, a list of top and emerging risks is regularly evaluated for their effect on our CET1 capital ratio. In addition, other risks may be identified which have the potential to affect our RWAs and/or capital position. These risks are also included in the evaluation of risks to capital. The downside or upside scenarios are assessed against our capital management objectives and mitigating actions are assigned as necessary. The responsibility for global capital allocation principles and decisions rests with the GMB. Through our internal governance processes, we seek to maintain discipline over our investment and capital allocation decisions and seek to ensure that returns on investment are adequate after taking into account capital costs. Our strategy is to allocate capital to businesses and entities on the basis of their ability to achieve established RoRWA objectives and their regulatory and economic capital requirements.

Risk-weighted asset targets

RWA targets for our global businesses are established in accordance with the Group’s strategic direction and risk appetite, and approved through the Group’s annual planning process. As these targets are deployed to lower levels of management, action plans for implementation are developed. These may include growth strategies; active portfolio management; restructuring; business and/or customer-level reviews; RWA efficiency and optimisation initiatives and

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risk-mitigation. Our capital management process is articulated in the annual Group capital plan which is approved by the Board.

Business performance against RWA targets is monitored through regular reporting to the Group Holdings ALCO. The management of capital deductions is also addressed in the RWA monitoring framework through additional notional charges for these items.

Analysis is undertaken in the RWA monitoring framework to identify the key drivers of movements in the position, such as book size and book quality. Particular attention is paid to identifying and segmenting items within the day-to-day control of the business and those items that are driven by changes in risk models or regulatory methodology.

Capital generation

HSBC Holdings is the primary provider of equity capital to its subsidiaries and also provides them with non-equity capital where necessary. These investments are substantially funded by HSBC Holdings’ own capital issuance and profit retention. As part of its capital management process, HSBC Holdings seeks to maintain a prudent balance between the composition of its capital and its investment in subsidiaries.

Capital measurement and allocation

The PRA supervises HSBC on a consolidated basis and therefore receives information on the capital adequacy of, and sets capital requirements for, the Group as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, who set and monitor their capital adequacy requirements. In 2013, we calculated capital at a Group level using the Basel II framework as amended for CRD III, commonly known as Basel 2.5, and also estimated capital on an end point CRD IV basis. From 1 January 2014, our capital at Group level is calculated under the CRD IV and supplemented by PRA rules to effect the transposition of directive requirements.

Our policy and practice in capital measurement and allocation at Group level is underpinned by the CRD IV rules. However, local regulators are at different stages of implementation and some local reporting is still on a Basel I basis, notably in the US where they are also parallel running on a Basel III basis. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.

The Basel III framework, similarly to Basel II, is structured around three ‘pillars’: minimum capital requirements, supervisory review process and market discipline. The CRD IV legislation implemented Basel III in the EU and, in the UK, the ‘PRA rulebook CRR Firms Instrument 2013’ transposed the various national discretions under the CRD IV legislation into UK law. The CRD IV and PRA legislation came into force on 1 January 2014.

Regulatory capital

For regulatory purposes, our capital base is divided into three main categories, namely Common Equity Tier 1, Additional Tier 1 and Tier 2, depending on the degree of permanency and loss absorbency exhibited.

•

Common equity tier 1 capital is the highest quality form of capital, comprising shareholders’ equity and related non-controlling interests (subject to limits). Under CRD IV various capital deductions and regulatory adjustments are made against these items which are treated differently for the purposes of capital adequacy – these include deductions for goodwill and intangible assets, deferred tax assets that rely on future profitability, negative amounts resulting from the calculation of expected loss amounts under IRB and defined benefit pension fund assets.

•

Additional tier 1 capital comprises qualifying non-common equity capital instruments and related share premium; it also includes qualifying instruments issued by subsidiaries subject to certain limits. Holdings of additional tier 1 instruments of financial sector entities are deducted.

•

Tier 2 capital comprises qualifying capital instruments and subordinated loans, related share premium and qualifying tier 2 capital instruments issued by subsidiaries subject to limits. Holdings of tier 2 capital of financial sector entities are deducted.

Pillar 1 capital requirements

Pillar 1 covers the capital resources requirements for credit risk, market risk and operational risk. Credit risk includes counterparty credit risk and securitisation requirements. These requirements are expressed in terms of RWAs.

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Credit risk capital requirements

CRD IV applies three approaches of increasing sophistication to the calculation of Pillar 1 credit risk capital requirements. The most basic, the standardised approach, requires banks to use external credit ratings to determine the risk weightings applied to rated counterparties. Other counterparties are grouped into broad categories and standardised risk weightings are applied to these categories. The next level, the internal ratings-based (‘IRB’) foundation approach, allows banks to calculate their credit risk capital requirements on the basis of their internal assessment of a counterparty’s probability of default (‘PD’), but their estimates of exposure at default (‘EAD’) and loss given default (‘LGD’) are subject to standard supervisory parameters. Finally, the IRB advanced approach allows banks to use their own internal assessment in both determining PD and quantifying EAD and LGD.

The capital resources requirement, which is intended to cover unexpected losses, is derived from a formula specified in the regulatory rules which incorporates PD, LGD, EAD and other variables such as maturity and correlation. Expected losses under the IRB approaches are calculated by multiplying PD by EAD and LGD. Expected losses are deducted from capital to the extent that they exceed total accounting impairment allowances.

For credit risk we have adopted the IRB advanced approach for the majority of our portfolios, with the remainder on either IRB foundation or standardised approaches.

Under our CRD IV rollout plans, a number of our Group companies and portfolios are in transition to advanced IRB approaches. At the end of the first half of 2014, global models for sovereigns, banks, large corporates as well as portfolios in most of Europe, Asia and North America were on advanced IRB approaches. Others remain on the standardised or foundation approaches pending definition of local regulations or model approval, or under exemptions from IRB treatment.

•	Counterparty credit risk

CCR arises for OTC derivatives and securities financing transactions. It is calculated in both the trading and non-trading books and is the risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction. Three approaches to calculating CCR and determining exposure values are defined by CRD IV: standardised, mark-to-market and internal model method. These exposure values are used to determine capital requirements under one of the credit risk approaches: standardised, IRB foundation and IRB advanced.

We use the mark-to-market and internal model method approaches for CCR. Our longer-term aim is to migrate more positions from the mark-to-market to the internal model method approach.

In addition, CRD IV applies a capital requirement for CVA risk. Where we have both specific risk VaR approval and internal model method approval for a product, the CVA VaR approach has been used to calculate the CVA capital charge. Where we do not hold both approvals, the standardised approach has been applied.

•	Securitisation

Securitisation positions are held in both the trading and non-trading books. For non-trading book securitisation positions, CRD IV specifies two methods for calculating credit risk requirements, the standardised and the IRB approaches. Both rely on the mapping of rating agency credit ratings to risk weights, which range from 7% to 1,250%.

Within the IRB approach, we use the ratings-based method for the majority of our non-trading book securitisation positions, and the internal assessment approach for unrated liquidity facilities and programme-wide enhancements for asset-backed securitisations.

The majority of securitisation positions in the trading book are treated for capital purposes as if they are held in the non-trading book under the standardised or IRB approaches. Other traded securitisation positions, known as correlation trading, are treated under an internal model approach approved by the PRA.

Market risk capital requirement

The market risk capital requirement is measured using internal market risk models where approved by the PRA, or the PRA’s standard rules. Our internal market risk models comprise VaR, stressed VaR, incremental risk charge and the comprehensive risk measure.

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Operational risk capital requirement

CRD IV includes a capital requirement for operational risk, again utilising three levels of sophistication. The capital required under the basic indicator approach is a simple percentage of gross revenues, whereas under the standardised approach it is one of three different percentages of total operating income less insurance premiums allocated to each of eight defined business lines. Both these approaches use an average of the last three financial years’ revenues. Finally, the advanced measurement approach uses banks’ own statistical analysis and modelling of operational risk data to determine capital requirements. We have adopted the standardised approach in determining our operational risk capital requirements.

Pillar 2 capital requirements

We conduct an internal capital adequacy assessment process (‘ICAAP’) to determine a forward looking assessment of our capital requirements given our business strategy, risk profile, risk appetite and capital plan. This process incorporates the Group’s risk management processes and governance framework. A range of stress tests are applied to our base capital plan. These, coupled with our economic capital framework and other risk management practices, are used to assess our internal capital adequacy requirements.

The ICAAP is examined by the PRA as part of its supervisory review and evaluation process, which occurs periodically to enable the regulator to define the individual capital guidance or minimum capital requirements for HSBC and our capital planning buffer where required.

Pillar 3 disclosure requirements

Pillar 3 of the Basel regulatory framework is related to market discipline and aims to make firms more transparent by requiring them to publish, at least annually, wide-ranging information on their risks and capital, and how these are managed. Our Pillar 3 Disclosures 2013 are published on our website, www.hsbc.com, under Investor Relations.

RWA movement by key driver – basis of preparation and supporting notes

Credit risk drivers – definitions and quantification

The causal analysis of RWA movements splits the total movement in IRB RWAs into six drivers, described below. The first four relate to specific, identifiable and measurable changes. The remaining two, book size and book quality, are derived after accounting for movements in the first four specific drivers.

1. Foreign exchange movements

This is the movement in RWAs as a result of changes in the exchange rate between the functional currency of the HSBC company owning each portfolio and US dollars, being our presentation currency for consolidated reporting. We hedge structural foreign exchange exposures only in limited circumstances. Our structural foreign exchange exposures are managed with the primary objective of ensuring, where practical, that our consolidated capital ratios and the capital ratios of individual banking subsidiaries are largely protected from the effect of changes in exchange rates. This is usually achieved by ensuring that, for each subsidiary bank, the ratio of structural exposures in a given currency to risk-weighted assets denominated in that currency is broadly equal to the capital ratio of the subsidiary in question.

2. Acquisitions and disposals

This is the movement in RWAs as a result of the disposal or acquisition of business operations. This can be whole businesses or parts of a business. The movement in RWAs is quantified based on the credit risk exposures as at the end of the month preceding a disposal or following an acquisition.

3. Model updates

New/updated models

RWA movements arising from the implementation of new models and from changes to existing parameter models are allocated to this driver. This figure will also include changes which arise following review of modelling

HSBC HOLDINGS PLC

Interim Management Report (continued)

assumptions. Where a model recalibration reflects an update to more recent performance data, the resulting RWA changes are not assigned here, but instead reported under book quality.

RWA changes are estimated based on the impact assessments made in the testing phase prior to implementation. These values are used to simulate the impact of new or updated models on the portfolio at the point of implementation, assuming there were no major changes in the portfolio from the testing phase to implementation phase.

Portfolios moving onto IRB approach

Where a portfolio moves from the standardised approach to the IRB approach, the RWA movement by key driver statement shows the increase in IRB RWAs, but does not show the corresponding reduction in standardised approach RWAs as its scope is limited to IRB only.

The movement in RWAs is quantified at the date at which the IRB approach is applied, and not during the testing phase as with a new/updated model.

4. Methodology and policy

Internal regulatory updates

This captures the RWA impact resulting from changing the internal treatment of exposures. This may include, but is not limited to, a portfolio or a part of one moving from an existing IRB model onto a standardised model, identification of netting and credit risk mitigation.

External regulatory updates

This specifies the impact resulting from additional or changing regulatory requirements. This includes, but is not limited to, regulatory-prescribed changes to the RWA calculation. The movement in RWAs is quantified by comparing the RWAs calculated for that portfolio under the old and the new requirements.

5. Book size

RWA movements attributed to this driver are those we would expect to experience for the given movement in exposure, as measured by EAD adjusted for eligible cash collateral for businesses which are managed on a basis net of collateral, assuming a stable risk profile. These RWA movements arise in the normal course of business, such as growth in credit exposures or reduction in book size from run-offs and write-offs.
The RWA movement is quantified as follows:

•	RWA and EAD changes captured in the four drivers above are excluded from the total movements to create an adjusted movement in EAD and RWA for the period.

•

The average RWA to EAD percentage is calculated for the opening position and is applied to the adjusted movement in EAD. This results in an estimated book size RWA movement based on the assumption that the EAD to RWA percentage is constant throughout the period.

As the calculation relies on averaging, the output is dependent upon the degree of portfolio aggregation and the number of discrete time periods for which the calculation is undertaken. For each quarter of 2013 this calculation was performed for each HSBC company with an IRB portfolio by global businesses, split by the main Basel categories of credit exposures, as described in the table below:

Basel categories of IRB credit exposures within HSBC
Central governments and central banks	Corporate foundation IRB	Qualifying revolving retail exposures
Institutions	Other advanced IRB	Retail SME
Corporate advanced IRB	Retail mortgages	Other retail

The total of the results is shown in book size within the RWA movement by key driver table.

6. Book quality

This represents RWA movements resulting from changes in the underlying credit quality of customers. These are caused by changes to IRB risk parameters which arise from actions such as, but not limited to, model recalibration, change in counterparty external rating, or the influence of new lending on the average quality of the book. The

HSBC HOLDINGS PLC

Interim Management Report (continued)

change in RWAs attributable to book quality is calculated as the balance of RWA movements after taking account of all drivers described above. The RWA movement by key driver statement includes only movements which are calculated under the IRB approach. Certain classes of credit risk exposure are treated as capital deductions and therefore reductions are not shown in this statement. If the treatment of a credit risk exposure changes from RWA to capital deduction in the period, then only the reduction in RWAs would appear in the RWA movement by key driver tables. In this instance, a reduction in RWAs does not necessarily indicate an improvement in the capital position.

Counterparty risk drivers – definitions and quantification

The RWA movement by key driver for counterparty credit risk calculates the credit risk drivers 5 and 6 at a more granular level, by using transaction level details provided by regional sites. ‘Foreign exchange movement’ is not a reported layer for counterparty risk drivers, as there is cross currency netting across the portfolio.

Market risk drivers – definitions and quantification

The RWA movement by key driver for market risk combines the credit risk drivers 5 and 6 into a single driver called ‘Movements in risk levels’.

Leverage ratio: basis of preparation

The numerator, capital measure, is calculated using the ‘end point’ definition of tier 1 capital applicable from 1 January 2022, which is set out in the final CRD IV rules. This is supplemented with the EBA’s Own Funds’ RTS to the extent that these have been published in the Official Journal of the European Commission as at the reporting date, as well as making reference to the PRA Rulebook where appropriate. The denominator, exposure measure, is calculated according to the January 2014 Basel III leverage ratio framework, the instructions provided in March 2014 for the Basel III Quantitative Impact Study, its related Frequently Asked Questions and the PRA’s guidance on the methodologies used there. This revised Basel III leverage ratio framework follows the same scope of regulatory consolidation as is used for the risk-based capital framework, which differs to the 2010 Basel text that required banks to include items using their accounting balance sheet. The exposure measure generally follows the accounting value, adjusted as follows:

•	on-balance sheet, non-derivative exposures are included in the exposure measure net of specific provisions or accounting valuation adjustments (e.g. accounting credit valuation adjustments);

•	netting of loans and deposits is not allowed;

•	the scope of netting for derivatives is extended to all scenarios where we would recognise a netting agreement for regulatory purposes;

•

compared with the Basel 2010 text, the Basel 2014 text appears to permit the offsetting of cash variation margin against derivative assets and liabilities in circumstances where we would recognise offset for regulatory purposes. This is subject to certain additional conditions including the requirement that the margin be exchanged daily and be in the same currency as the currency of settlement of the derivative contract. For these purposes we have considered this to include any currency that can be used to make payments under the derivative contract, the governing qualifying master netting agreement, or its associated credit support annex;

•

the approach to netting securities financing transactions (‘SFTs’) is aligned to that permitted under IFRS, though for leverage purposes there is an additional add-on to the extent that an SFT is under collateralised. This represents a stricter requirement compared with the Basel 2010 text;

•	the inclusion of potential future exposure add-ons for both OTC and exchange-traded derivatives;

•

the notional amount of written credit derivatives is included in the exposure measure, subject to offsets for purchased protection. This represents a stricter requirement compared with the Basel 2010 text;

•

off-balance sheet items are converted into credit exposure equivalents through the use of credit conversion factors (CCFs). The Basel 2010 text required that off-balance sheet items are included in full except for commitments that are unconditionally cancellable at any time by HSBC without prior notice, where only 10% of the exposures are included. This has changed under the Basel 2014 text which now includes a CCF of 20% and 50% for certain exposures; and

•	the exclusion of items deducted from the end point tier 1 capital such as goodwill and intangible assets.

HSBC HOLDINGS PLC

Board of Directors and Senior Management

Directors

Douglas Flint, CBE, 59

Group Chairman

Skills and experience: Member of the Institute of Chartered Accountants of Scotland and the Association of Corporate Treasurers. Fellow of the Chartered Institute of Management Accountants. Extensive governance experience gained through membership of the boards of HSBC and BP p.l.c.; considerable knowledge of finance and risk management in banking, multinational financial reporting, treasury and securities trading operations; honoured with a CBE in recognition of his services to the finance industry. Joined HSBC in 1995 as Group Finance Director.

Appointed Group Chairman: 2010

Appointed to the Board: 1995

Current appointments include: A director of The Hong Kong Association and Chairman of the Institute of International Finance. A member of the Mayor of Beijing’s International Business Leaders Advisory Council as well as the Mayor of Shanghai’s International Business Leaders Advisory Council; a member of the International Advisory Board of the China Europe International Business School, Shanghai; an independent external member of the UK Government’s Financial Services Trade and Investment Board and a British Business Ambassador since 24 January 2014.

Former appointments include: Group Finance Director; Chief Financial Officer and Executive Director, Risk and Regulation. Co-Chairman of the Counterparty Risk Management Policy Group III; Chairman of the Financial Reporting Council’s review of the Turnbull Guidance on Internal Control; member of the Accounting Standards Board and the Standards Advisory Council of the International Accounting Standards Board; served on the Large Business Forum on Tax and Competitiveness and the Consultative Committee of the Large Business Advisory Board of HM Revenue and Customs; partner in KPMG; and non-executive director and Chairman of the Audit Committee of BP p.l.c.

Stuart Gulliver, 55

Group Chief Executive

Chairman of the Group Management Board

Skills and experience: A career banker with over 30 years’ international experience with HSBC; has held a number of key roles in the Group’s operations worldwide, including in London,

Hong Kong, Tokyo, Kuala Lumpur and the United Arab Emirates; played a leading role in developing and expanding Global Banking and Markets. Joined HSBC in 1980 as an International Officer Trainee.

Appointed Group Chief Executive: 2011

Appointed to the Board: 2008

Current appointments include: Chairman of The Hongkong and Shanghai Banking Corporation Limited and Chairman of the Group Management Board. A member of the Monetary Authority of Singapore International Advisory Panel and the International Advisory Council of the China Banking Regulatory Commission.

Former appointments include: Chairman, Europe, Middle East and Global Businesses and Chairman of HSBC Bank plc, HSBC Bank Middle East Limited and HSBC Private Banking Holdings (Suisse) SA. Head of Global Banking and Markets; Co-Head of Global Banking and Markets; Head of Global Markets; Head of Treasury and Capital Markets in Asia-Pacific; Deputy Chairman of HSBC Trinkaus & Burkhardt AG and a member of its supervisory board; and Chairman of HSBC France.

Kathleen Casey†, 48

Member of the Group Audit Committee and the Financial System Vulnerabilities Committee since 1 March 2014.

Skills and experience: Extensive financial regulatory policy experience. Formerly Commissioner of the US Securities and Exchange Commission, acting as the regulator’s principal representative in multilateral and bilateral regulatory dialogues, the G-20 Financial Stability Board and the International Organisation of Securities Commissions.

Appointed to the Board: 1 March 2014

Current appointments include: Chairman of the Alternative Investment Management Association; senior adviser to Patomak Global Partners; member of the Board of Trustees of Pennsylvania State University, the Trust Fund Board of the Library of Congress and the Advisory Council of the Public Company Accounting Oversight Board.

Former appointments include: Staff Director and Counsel of the United States Senate Committee on Banking, Housing, and Urban Affairs and Legislative Director and Chief of Staff for a US Senator.

HSBC HOLDINGS PLC

Board of Directors and Senior Management (continued)

Safra Catz†, 52

Skills and experience: A background in international business leadership, having helped transform Oracle into the largest producer of business management software and the world’s leading supplier of software for information management.

Appointed to the Board: 2008

Current appointments include: President and Chief Financial Officer of Oracle Corporation. Joined Oracle in 1999 and appointed to its board of directors in 2001.

Former appointments include: Managing Director of Donaldson, Lufkin & Jenrette.

Laura Cha†, GBS, 64

Member of the Conduct & Values Committee since 17 January 2014 and a member of the Nomination Committee since 23 May 2014.

Skills and experience: Extensive regulatory and policy making experience in the finance and securities sector in Hong Kong and mainland China; formerly Vice Chairman of the China Securities Regulatory Commission, being the first person outside mainland China to join the Central Government of the People’s Republic of China at vice-ministerial rank; awarded Gold and Silver Bauhinia Stars by the Hong Kong Government for public service; formerly Deputy Chairman of the Securities and Futures Commission in Hong Kong; and has worked in the US and Asia.

Appointed to the Board: 2011

Current appointments include: Non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited; non-official member of the Executive Council of Hong Kong SAR; a Hong Kong Delegate to the 12th National People’s Congress of China; non-executive director of China Telecom Corporation Limited; Senior International Adviser for Foundation Asset Management Sweden AB; member of the State Bar of California; Chairman of the Financial Services Development Council of Hong Kong SAR; a non-executive director of Unilever PLC and Unilever N.V.; Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission and a member of the China Banking Regulatory Commission’s International Advisory Council.

Former appointments include: A non-executive director of Bank of Communications Co., Ltd., Baoshan Iron and Steel Co. Limited and Johnson Electric Holdings Limited; Chairman of the

University Grants Committee in Hong Kong; non-executive director of Hong Kong Exchanges and Clearing Limited and Tata Consultancy Services Limited; and Chairman of the ICAC Advisory Committee on Corruption. A member of the Advisory Board of the Yale School of Management.

Marvin Cheung†, GBS, OBE, 66

Member of the Group Audit Committee.

Skills and experience: A background in international business and financial accounting, particularly in Greater China and the wider Asian economy; retired from KPMG Hong Kong in 2003 after more than 30 years; awarded the Gold Bauhinia Star by the Hong Kong Government. Fellow of the Institute of Chartered Accountants in England & Wales.

Appointed to the Board: 2009. Resigned on 1 August 2014.

Current appointments include: A non-executive director of Hang Seng Bank Limited and HKR International Limited; non-executive Chairman of the Council of the Hong Kong University of Science and Technology; director of The Association of Former Council Members of The Stock Exchange of Hong Kong Limited and The Hong Kong International Film Festival Society Ltd; a member of the Working Group on Transportation under the Economic Development Commission of the Hong Kong SAR Government; a member of the court of The Open University of Hong Kong and a member of the Lantau Development Advisory Committee since 1 February 2014.

Former appointments include: A non-executive director of Sun Hung Kai Properties Limited and Hong Kong Exchanges and Clearing Limited; non-executive Chairman of the Airport Authority Hong Kong; Chairman and Chief Executive Officer of KPMG Hong Kong; council member of the Open University of Hong Kong; and non-official member of the Executive Council of the Hong Kong SAR.

Sir Jonathan Evans†, 56

Member of the Financial System Vulnerabilities Committee and, since 23 May 2014, Chairman. Member of the Conduct & Values Committee since 17 January 2014.

Skills and experience: Extensive experience in national security policy and operations. Formerly Director General of MI5 with responsibility for the leadership, policy and strategy of the Security Service, including international and domestic counter-

HSBC HOLDINGS PLC

Board of Directors and Senior Management (continued)

terrorism, counter-espionage and counter-proliferation activities and cyber security. Responsibility for the oversight of the Joint Terrorist Analysis Centre and the Centre for the Protection of National Infrastructure and attended the National Security Council.

Appointed to the Board: 2013

Current appointments include: Senior associate of Accenture plc; a member of the advisory board of Darktrace Limited; a non-executive director of the UK National Crime Agency; and an adviser to Facewatch Limited.

Former appointments include: Various positions in the UK Security Service over a 30-year career, including: Director General; Deputy Director General; Director of International Counter-Terrorism; and Head of the Security Service’s Secretariat.

Joachim Faber†, 64

Chairman of the Group Risk Committee.

Skills and experience: A background in banking and asset management with significant international experience, having worked in Germany, Tokyo, New York and London. Former Chief Executive Officer of Allianz Global Investors AG and member of the management board of Allianz SE; 14 years’ experience with Citigroup Inc. holding positions in Trading and Project Finance and as Head of Capital Markets for Europe, North America and Japan. Has a doctorate from the University of Administrative Sciences in Speyer, Germany.

Appointed to the Board: 2012

Current appointments include: Chairman of the supervisory board of Deutsche Börse AG; Chairman of the Shareholder Committee of Joh A. Benckiser SARL; independent director of Coty Inc.; director of Allianz France S.A.; member of the advisory boards of the Siemens Group Pension Board, the European School for Management and Technology; and council member of The Hongkong – Europe Business Council.

Former appointments include: Chairman of Allianz Global Investors Kapitalanlagegesellschaft and Allianz Global Investors Deutschland GmbH; Chairman of the board of Allianz Global Investors SGR; member of the board of Allianz SpA, Allianz Investment Management GmbH and Allianz Climate Solutions GmbH and of the supervisory board of Bayerische Börse AG; and member of the supervisory board and Chairman of the audit and risk committee of OSRAM Licht AG; member of the

German Council for Sustainable Development.

Rona Fairhead†, CBE, 52

Chairman of the Financial System Vulnerabilities Committee until 23 May 2014, and a member thereafter. Member of the Nomination Committee.

Skills and experience: A background in international industry, publishing, finance and general management. Formerly Chairman and CEO of the Financial Times Group Limited responsible for its strategy, management and operations and Finance Director of Pearson plc with responsibility for overseeing the day-to-day running of the finance function and directly responsible for global financial reporting and control, tax and treasury. Has a Master’s in Business Administration from the Harvard Business School.

Appointed to the Board: 2004

Current appointments include: Chairman of HSBC North America Holdings Inc. since 1 January 2014. A non-executive member of the board of the UK Government’s Cabinet Office; a non-executive director of The Economist Newspaper Limited; a British Business Ambassador since 24 January 2014; and a non-executive director of PepsiCo Inc. since 13 March 2014.

Former appointments include: Executive Vice President, Strategy and Group Control of Imperial Chemical Industries plc; Finance Director of Pearson plc; and Chairman and director of Interactive Data Corporation. Chairman and CEO of Financial Times Group Limited and director of Pearson plc.

Renato Fassbind†, 59

Member and, since 23 May 2014, Chairman of the Group Audit Committee. Member of the Group Remuneration Committee.

Skills and experience: A background in financial accounting and international business. Formerly Chief Financial Officer of Credit Suisse Group AG and ABB Group. Has a Master’s in Business Administration and a PhD in Economics from the University of Zurich.

Appointed to the Board: 2013

Current appointments include: Vice Chairman of the supervisory board, chairman of the audit committee and member of the compensation committee of Swiss Reinsurance Company; member of the supervisory board and audit committee of Kühne + Nagel International AG; independent director of Oanda Corporation and Ahaus Alstaetter

HSBC HOLDINGS PLC

Board of Directors and Senior Management (continued)

Eisenbahn; and member of the supervisory board of the Swiss Federal Audit Oversight Authority.

Former appointments include: Chief Financial Officer of Credit Suisse Group AG; Senior Adviser to the Chief Executive, Credit Suisse Group AG; Chief Executive Officer of Diethelm Keller Group; Chief Financial Officer of ABB Group; Chairman of ABB (Switzerland) AG and DKSH AG; and a member of the supervisory board of Winterthur Insurance Company.

Sam Laidlaw†, 58

Member of the Group Remuneration Committee and, since 23 May 2014, member of the Nomination Committee.

Skills and experience: Significant international experience, particularly in the energy sector, having had responsibility for businesses in four continents. Qualified solicitor and Master’s in Business Administration from INSEAD.

Appointed to the Board: 2008

Current appointments include: Chief Executive Officer of Centrica plc; and lead non-executive board member of the UK Department for Transport.

Former appointments include: Executive Vice President of Chevron Corporation; non-executive director of Hanson PLC; Chief Executive Officer of Enterprise Oil plc; President and Chief Operating Officer of Amerada Hess Corporation; and a member of the UK Prime Minister’s Business Advisory Group.

John Lipsky†, 67

Member of the Group Risk Committee, the Nomination Committee and, since 23 May 2014, the Group Remuneration Committee.

Skills and experience: International experience having worked in Chile, New York, Washington and London and interacted with financial institutions, central banks and governments in many countries. Served at the International Monetary Fund as First Deputy Managing Director, Acting Managing Director and as Special Adviser. Has a PhD from Stanford University.

Appointed to the Board: 2012

Current appointments include: Senior Fellow, Foreign Policy Institute at the Paul H. Nitze School

of Advanced International Studies, Johns Hopkins University. Co-chairman of the Aspen Institute Program on the World Economy; director of the National Bureau of Economic Research and the Center for Global Development; and member of the advisory board of the Stanford Institute for Economic Policy Research and the Council on Foreign Relations. Global Policy Adviser for Anderson Global Macro, LLC and Chairman of World Economic Forum’s Global Agenda Council on the International Monetary System.

Former appointments include: Vice Chairman of J P Morgan Investment Bank; director of the American Council on Germany and the Japan Society; and a trustee of the Economic Club of New York.

Rachel Lomax†, 69

Chairman of the Conduct & Values Committee since 17 January 2014. Member of the Group Audit Committee and Group Risk Committee.

Skills and experience: Experience in both the public and private sectors and a deep knowledge of the operation of the UK Government and financial system.

Appointed to the Board: 2008

Current appointments include: Chairman of the International Regulatory Strategy Group; a director of TheCityUK; a non-executive director of Arcus European Infrastructure Fund GP LLP and Heathrow Airport Holdings Limited; member of the Council of Imperial College, London; President of the Institute of Fiscal Studies; a director of Bruegel, a Brussels-based European think tank; a Trustee of the Ditchley Foundation; and a non-executive director and chairman of the corporate responsibility committee of Serco Group plc since 3 March 2014.

Former appointments include: Deputy Governor, Monetary Stability, at the Bank of England and member of the Monetary Policy Committee; Permanent Secretary at the UK Government Departments for Transport and Work and Pensions and the Welsh Office; and Vice President and Chief of Staff to the President of the World Bank. A non-executive director of Reinsurance Group of America Inc. and The Scottish American Investment Company PLC.

HSBC HOLDINGS PLC

Board of Directors and Senior Management (continued)

Iain Mackay, 52

Group Finance Director

Skills and experience: Extensive financial and international experience, having worked in London, Paris, US, Africa and Asia. Member of the Institute of Chartered Accountants of Scotland. Joined HSBC in 2007 as Chief Financial Officer of HSBC North America Holdings Inc.

Appointed to the Board: 2010

Current appointments include: A member of the Group Management Board.

Former appointments include: A director of Hang Seng Bank Limited; Chief Financial Officer, Asia-Pacific; Chief Financial Officer, HSBC North America Holdings Inc; Vice President and Chief Financial Officer of GE Consumer Finance and Vice President and Chief Financial Officer of GE Healthcare – Global Diagnostic Imaging.

Marc Moses, 56

Group Chief Risk Officer

Skills and experience: Member of the Institute of Chartered Accountants of England and Wales. Extensive risk management and financial experience. Joined HSBC in 2005 as Chief Financial and Risk Officer, Global Banking and Markets.

Appointed to the Board: 1 January 2014

Current appointments include: A member of the Group Management Board. A director of HSBC Private Bank (Suisse) SA and HSBC Private Banking Holdings (Suisse) SA.

Former appointments include: Chief Financial and Risk Officer, Global Banking and Markets and director of HSBC Insurance (Bermuda) Limited. Formerly European chief financial officer at JP Morgan and audit partner at PricewaterhouseCoopers.

Sir Simon Robertson†, 73

Deputy Chairman and senior independent non-executive Director

Chairman of the Nomination Committee and the Group Remuneration Committee. Member of the Financial System Vulnerabilities Committee.

Skills and experience: A background in international corporate advisory work with a wealth of experience in mergers and acquisitions, merchant banking, investment banking and financial markets; honoured with a knighthood in recognition of his services to business; extensive international experience having worked in France, Germany, the UK and the US.

Appointed Senior Independent Director: 2007

Appointed Deputy Chairman: 2010

Appointed to the Board: 2006

Current appointments include: The founding member of Simon Robertson Associates LLP; a non-executive director of Berry Bros. & Rudd Limited, The Economist Newspaper Limited and Troy Asset Management; and trustee of the Eden Project Trust and the Royal Opera House Endowment Fund.

Former appointments include: Managing Director of Goldman Sachs International; Chairman of Dresdner Kleinwort Benson; non-executive director of Royal Opera House, Covent Garden Limited and NewShore Partners Limited; and non-executive Chairman of Rolls-Royce Holdings plc.

Jonathan Symonds†, CBE, 55

A member of the Group Remuneration Committee and Conduct & Values Committee since 14 April 2014.

Skills and experience: Extensive international financial experience, having worked in the UK, US and Switzerland. Fellow of the Institute of Chartered Accountants in England & Wales.

Appointed to the Board: 14 April 2014

Current appointments include: Chairman of HSBC Bank plc. A non-executive director of Genomics England Limited. Innocoll Inc. since 23 May 2014 and Proteus Digital Health since 2 June 2014.

Former appointments include: Chief Financial Officer of Novartis AG; partner and managing director of Goldman Sachs; Chief Financial Officer of AstraZeneca plc and a partner of KPMG. A non-executive director and Chairman of the Audit Committee of Diageo plc.

†	Independent non-executive Director.

HSBC HOLDINGS PLC

Board of Directors and Senior Management (continued)

Secretary

Ben Mathews, 47

Group Company Secretary

Joined HSBC on 11 June 2013 and became Group Company Secretary on 1 July 2013. Fellow of the Institute of Chartered Secretaries and Administrators. Former appointments include: Group Company Secretary of Rio Tinto plc and Group Company Secretary of BG Group plc.

Group Managing Directors

Ann Almeida, 58

Group Head of Human Resources and Corporate Sustainability

Joined HSBC in 1992. A Group Managing Director since 2008. Former HSBC appointments include: Global Head of Human Resources for Global Banking and Markets, Global Private Banking, Global Transaction Banking and HSBC Amanah.

Samir Assaf, 54

Chief Executive, Global Banking and Markets

Joined HSBC in 1994. A Group Managing Director since 2011. Chairman of HSBC France and director of HSBC Trinkaus & Burkhardt AG. Former HSBC appointments include: director of HSBC Global Asset Management Limited and of HSBC Bank Egypt S.A.E.; Head of Global Markets; and Head of Global Markets for Europe, Middle East and Africa.

Peter Boyles, 58

Chief Executive of Global Private Banking

Joined HSBC in 1975. A Group Managing Director since October 2013. A director of HSBC Global Asset Management Limited since April 2013. Former HSBC appointments include: Chief Executive of HSBC France and Continental Europe and a director of HSBC Bank plc. Ceased to be director of HSBC Bank Malta p.l.c in March 2013 and director of HSBC Trinkaus & Burkhardt AG in August 2013.

Simon Cooper, 46

Chief Executive, Global Commercial Banking

Joined HSBC in 1989. A Group Managing Director and Chief Executive of Global Commercial Banking since October 2013. A director of HSBC Bank plc since April 2013. Former HSBC appointments include: Chief Executive of HSBC Bank Middle East, Chief Executive of HSBC Korea and Head of Corporate and Investment Banking of HSBC Singapore. Ceased to be Chairman of HSBC Bank Egypt S.A.E in June 2013, director of The Saudi British Bank in September 2013, Deputy Chairman and Chief Executive of HSBC Bank Middle East Limited in October 2013, director and Chairman of HSBC Bank Oman in October 2013 and a director of HSBC Bank Middle East Limited on 13 February 2014.

Irene Dorner, 59

President and Chief Executive Officer of HSBC USA (due to retire on 1 November 2014)

Joined HSBC in 1986. A Group Managing Director since February 2013. Chairman of HSBC Bank USA, National Association and HSBC USA Inc.; President and Chief Executive Officer of HSBC North America Inc. Former HSBC appointments include: Chairman of HSBC Amanah Malaysia Berhad and HSBC Amanah Takaful (Malaysia) Sendirian Berhad; Deputy Chairman and Chief Executive of HSBC Bank Malaysia Berhad; Chief Operating Officer, Treasury and Capital Markets; General Manager of Marketing, General Manager of Human Resources; and General Manager of Premier and Wealth Management, HSBC Bank plc.

John Flint, 46

Chief Executive, Retail Banking and Wealth Management

Joined HSBC in 1989. A Group Managing Director since January 2013. A director of HSBC Private Banking Holdings (Suisse) SA since June 2013. Formerly a Director of HSBC Bank Canada. Former HSBC appointments include: Chief of Staff to the Group Chief Executive and Group Head of Strategy and Planning; Chief Executive Officer, HSBC Global Asset Management; Group Treasurer; and Deputy Head of Global Markets.

HSBC HOLDINGS PLC

Board of Directors and Senior Management (continued)

Pam Kaur, 50

Group Head of Internal Audit

Joined HSBC and became a Group Managing Director in April 2013. A co-opted member of The Institute of Chartered Accountants in England & Wales since May 2013. Former appointments include: Global Head of Group Audit for Deutsche Bank AG; Chief Financial Officer and Chief Operating Officer, Restructuring and Risk Division, Royal Bank of Scotland Group plc; Group Head of Compliance and Anti-Money Laundering, Lloyds TSB; and Global Director of Compliance, Global Consumer Group, Citigroup.

Alan Keir, 55

Chief Executive, HSBC Bank plc

Joined HSBC in 1981. A Group Managing Director since 2011. Group Managing Director, Europe Middle East & Africa and Chief Executive of HSBC Bank plc since October 2013. A Director of HSBC Bank Middle East Limited since February 2014, a director of HSBC Trinkaus & Burkhardt AG since August 2013 and a director of HSBC France since December 2013. Former HSBC appointments include: Global Head, Global Commercial Banking.

Stuart Levey, 51

Chief Legal Officer

Joined HSBC and became a Group Managing Director in January 2012. Former appointments include: Under Secretary for Terrorism and Financial Intelligence in the US Department of Treasury; Senior Fellow for National Security and Financial Integrity at the Council on Foreign Relations; Principal Associate Deputy Attorney General at the US Department of Justice; and Partner at Miller, Cassidy, Larroca & Lewin LLP and Baker Botts LLP.

Antonio Losada, 59

Chief Executive, Latin America and the Caribbean

Joined HSBC in 1973. A Group Managing Director since December 2012. Ceased to be Chairman of HSBC Bank (Panama) S.A in October 2013. A director of HSBC Bank Argentina S.A., HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC and Grupo Financiero HSBC, S.A. de C.V. Director of HSBC North America Holdings since January 2014. Former HSBC appointments include: Chief Executive Officer, HSBC Argentina; and Deputy Head, Personal Financial Services, Brazil.

Sean O’Sullivan, 58

Group Chief Operating Officer

Joined HSBC in 1980. A Group Managing Director since 2011. Former HSBC appointments include: Group Chief Technology and Services Officer; director and Chief Operating Officer of HSBC Bank plc; and Chief Operating Officer of HSBC Bank Canada.

Peter Wong, 62

Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Joined HSBC in 2005. A Group Managing Director since 2010. Chairman of HSBC Bank (China) Company Limited and HSBC Bank Malaysia Berhad. A non-executive director of Hang Seng Bank Limited and Bank of Communications Co. Ltd. An independent non-executive director of Cathay Pacific Airways Limited. Former appointments include: Vice Chairman of HSBC Bank (Vietnam) Ltd; director of HSBC Bank Australia Limited; and a director of Ping An Insurance (Group) Company of China, Ltd.

HSBC HOLDINGS PLC

Financial Statements (unaudited)

Consolidated income statement for the half-year to 30 June 2014

		Half-year to
	Notes	30 June 2014 US$m	30 June 2013 US$m	31 December 2013 US$m

Interest income		25,435	25,740	25,452
Interest expense		(8,030)	(7,921)	(7,732)

Net interest income		17,405	17,819	17,720

Fee income		10,031	10,148	9,825
Fee expense		(1,854)	(1,744)	(1,795)

Net fee income		8,177	8,404	8,030

Trading income excluding net interest income		2,362	5,230	1,413
Net interest income on trading activities		913	1,132	915

Net trading income		3,275	6,362	2,328

Changes in fair value of long-term debt issued and related derivatives		438	(1,419)	191
Net income from other financial instruments designated at fair value		1,222	222	1,774

Net income/(expense) from financial instruments designated at fair value		1,660	(1,197)	1,965

Gains less losses from financial investments		946	1,856	156
Dividend income		88	107	215
Net earned insurance premiums		6,137	6,226	5,714
Other operating income		538	946	1,686

Total operating income		38,226	40,523	37,814

Net insurance claims incurred and movement in liabilities to policyholders		(7,059)	(6,151)	(7,541)

Net operating income before loan impairment charges and other credit risk provisions		31,167	34,372	30,273

Loan impairment charges and other credit risk provisions		(1,841)	(3,116)	(2,733)

Net operating income		29,326	31,256	27,540

Employee compensation and benefits		(9,978)	(9,496)	(9,700)
General and administrative expenses		(7,127)	(7,727)	(9,338)
Depreciation and impairment of property, plant and equipment		(712)	(699)	(665)
Amortisation and impairment of intangible assets		(449)	(477)	(454)

Total operating expenses		(18,266)	(18,399)	(20,157)

Operating profit		11,060	12,857	7,383

Share of profit in associates and joint ventures		1,280	1,214	1,111

Profit before tax		12,340	14,071	8,494

Tax expense	5	(2,022)	(2,725)	(2,040)

Profit for the period		10,318	11,346	6,454

Profit attributable to shareholders of the parent company		9,746	10,284	5,920
Profit attributable to non-controlling interests		572	1,062	534

		US$	US$	US$

Basic earnings per ordinary share	4	0.50	0.54	0.30
Diluted earnings per ordinary share	4	0.50	0.54	0.30

The accompanying notes on pages 214 to 268 form an integral part of these financial statements1.

For footnote, see page 213.

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Consolidated statement of comprehensive income for the half-year to 30 June 2014

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	31 December 2013 US$m

Profit for the period	10,318	11,346	6,454

Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Available-for-sale investments	958	(1,818)	100
– fair value gains/(losses)	2,183	(1,609)	(178)
– fair value gains transferred to income statement on disposal	(643)	(1,025)	(252)
– amounts transferred to the income statement in respect of impairment losses	15	206	80
– income taxes	(597)	610	450

Cash flow hedges	(17)	(198)	70
– fair value gains/(losses)	(44)	35	741
– fair value (gains)/losses transferred to income statement	50	(258)	(636)
– income taxes	(23)	25	(35)

Share of other comprehensive income/(expense) of associates and joint ventures	(16)	1	(72)
– share for the period	(18)	37	(72)
– reclassified to income statement on disposal	2	(36)	–

Exchange differences	670	(4,525)	3,081
– foreign exchange gains reclassified to income statement on disposal of a foreign operation	(21)	(290)	–
– other exchange difference	691	(4,235)	3,081
– income tax attributable to exchange differences	–	–	72

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	316	(959)	501
– before income taxes	421	(1,223)	622
– income taxes	(105)	264	(121)

Other comprehensive income/(expense) for the period, net of tax	1,911	(7,499)	3,752

Total comprehensive income for the period	12,229	3,847	10,206

Total comprehensive income for the period attributable to:
– shareholders of the parent company	11,706	3,072	9,572
– non-controlling interests	523	775	634

	12,229	3,847	10,206

The accompanying notes on pages 214 to 268 form an integral part of these financial statements1.

For footnote, see page 213.

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Consolidated balance sheet at 30 June 2014

	Notes	At 30 June 2014 US$m	At 30 June 2013 US$m	At 31 December 2013 US$m
Assets

Cash and balances at central banks		132,137	148,285	166,599
Items in the course of collection from other banks		8,144	8,416	6,021
Hong Kong Government certificates of indebtedness		26,640	24,275	25,220
Trading assets	6	347,106	432,601	303,192
Financial assets designated at fair value	9	31,823	35,318	38,430
Derivatives	10	269,839	299,213	282,265
Loans and advances to banks[2]		127,387	127,810	120,046
Loans and advances to customers[2]		1,047,241	938,294	992,089
Reverse repurchase agreements – non-trading[2]	11	198,301	88,400	179,690
Financial investments	12	423,710	404,214	425,925
Assets held for sale	13	10,248	20,377	4,050
Other assets		53,270	45,135	50,939
Current tax assets		1,068	1,207	985
Prepayments and accrued income		11,503	9,781	11,006
Interests in associates and joint ventures		17,497	15,676	16,640
Goodwill and intangible assets		29,740	28,537	29,918
Property, plant and equipment		10,747	10,572	10,847
Deferred tax assets		7,192	7,205	7,456

Total assets		2,753,593	2,645,316	2,671,318

Liabilities and equity

Liabilities
Hong Kong currency notes in circulation		26,640	24,275	25,220
Deposits by banks[2]		92,764	92,709	86,507
Customer accounts[2]		1,415,705	1,266,905	1,361,297
Repurchase agreements – non-trading[2]	11	165,506	66,591	164,220
Items in the course of transmission to other banks		9,936	9,364	6,910
Trading liabilities	14	228,135	342,432	207,025
Financial liabilities designated at fair value	15	82,968	84,254	89,084
Derivatives	10	263,494	293,669	274,284
Debt securities in issue		96,397	109,389	104,080
Liabilities of disposal groups held for sale		12,361	19,519	2,804
Other liabilities		32,936	33,511	30,421
Current tax liabilities		1,434	1,586	607
Liabilities under insurance contracts		75,223	69,771	74,181
Accruals and deferred income		14,972	11,292	16,185
Provisions	16	4,283	4,787	5,217
Deferred tax liabilities		1,091	864	910
Retirement benefit liabilities		2,974	3,216	2,931
Subordinated liabilities		28,052	28,821	28,976

Total liabilities		2,554,871	2,462,955	2,480,859

Equity
Called up share capital		9,535	9,313	9,415
Share premium account		11,582	11,071	11,135
Other equity instruments		5,851	5,851	5,851
Other reserves		28,355	23,503	26,742
Retained earnings		134,958	124,332	128,728

Total shareholders’ equity		190,281	174,070	181,871
Non-controlling interests		8,441	8,291	8,588

Total equity		198,722	182,361	190,459

Total equity and liabilities		2,753,593	2,645,316	2,671,318

The accompanying notes on pages 214 to 268 form an integral part of these financial statements1.

For footnote, see page 213.

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Consolidated statement of cash flows for the half-year to 30 June 2014

		Half-year to
	Notes	30 June 2014 US$m	30 June 2013 US$m	31 December 2013 US$m

Cash flows from operating activities
Profit before tax		12,340	14,071	8,494

Adjustments for:
– net gain from investing activities		(979)	(1,426)	(32)
– share of profit in associates and joint ventures		(1,280)	(1,214)	(1,111)
– gain on disposal of associates, joint ventures, subsidiaries and businesses		(18)	(9)	(1,164)
– other non-cash items included in profit before tax	20	4,284	5,091	6,904
– change in operating assets	20	(86,266)	20,921	(169,820)
– change in operating liabilities	20	59,108	(21,070)	185,827
– elimination of exchange differences[3]		(5,486)	4,877	(398)
– dividends received from associates		127	665	29
– contributions paid to defined benefit plans		(315)	(494)	(468)
– tax paid		(1,358)	(2,125)	(2,571)

Net cash generated from/(used in) operating activities		(19,843)	19,287	25,690

Cash flows from investing activities
Purchase of financial investments		(187,934)	(171,175)	(192,804)
Proceeds from the sale and maturity of financial investments		194,335	181,706	160,833
Purchase of property, plant and equipment		(523)	(1,155)	(797)
Proceeds from the sale of property, plant and equipment		55	164	277
Proceeds from the sale of loan portfolios		950	3,193	3,325
Net purchase of intangible assets		(385)	(416)	(418)
Net cash inflow/(outflow) from disposal of other subsidiaries and businesses		(140)	287	2,631
Net cash outflow from acquisition of or increase in stake of associates		(30)	(25)	(1)
Proceeds from disposal of Ping An	20	–	7,413	–
Proceeds from disposal of other associates and joint ventures		–	367	10

Net cash generated from/(used in) investing activities		6,328	20,359	(26,944)

Cash flows from financing activities
Issue of ordinary share capital		14	169	128

Net sales/(purchases) of own shares for market-making and investment purposes		(25)	(33)	1
Redemption of preference shares		234	–	–
Subordinated loan capital issued		3,500	–	1,989
Subordinated loan capital repaid		(3,042)	(45)	(1,617)
Net cash inflow/(outflow) from change in stake in subsidiaries		–	1	(1)
Dividends paid to ordinary shareholders of the parent company		(1,755)	(2,799)	(3,615)
Dividends paid to non-controlling interests		(350)	(331)	(255)
Dividends paid to holders of other equity instruments		(287)	(286)	(287)

Net cash used in financing activities		(1,711)	(3,324)	(3,657)

Net increase/(decrease) in cash and cash equivalents		(15,226)	36,322	(4,911)

Cash and cash equivalents at the beginning of the period		346,281	315,308	343,371
Exchange differences in respect of cash and cash equivalents		3,443	(8,259)	7,821

Cash and cash equivalents at the end of the period	20	334,498	343,371	346,281

The accompanying notes on pages 214 to 268 form an integral part of these financial statements1.

For footnote, see page 213.

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Consolidated statement of changes in equity for the half-year to 30 June 2014

	Half-year to 30 June 2014
					Other reserves
	Called up share capital US$m	Share premium[4] US$m	Other equity instru- ments US$m	Retained earnings[5,6] US$m	Available- for-sale fair value reserve US$m	Cash flow hedging reserve[7] US$m	Foreign exchange reserve US$m	Merger reserve[5,8] US$m	Total share- holders’ equity US$m	Non- controlling interests US$m	Total equity US$m

At 1 January 2014	9,415	11,135	5,851	128,728	97	(121)	(542)	27,308	181,871	8,588	190,459

Profit for the period	–	–	–	9,746	–	–	–	–	9,746	572	10,318
Other comprehensive income (net of tax)	–	–	–	300	956	(16)	720	–	1,960	(49)	1,911
Available-for-sale investments	–	–	–	–	956	–	–	–	956	2	958
Cash flow hedges	–	–	–	–	–	(16)	–	–	(16)	(1)	(17)
Remeasurement of defined benefit asset/liability	–	–	–	316	–	–	–	–	316	–	316
Share of other comprehensive income of associates and joint ventures	–	–	–	(16)	–	–	–	–	(16)	–	(16)
Exchange differences	–	–	–	–	–	–	720	–	720	(50)	670

Total comprehensive income for the period	–	–	–	10,046	956	(16)	720	–	11,706	523	12,229

Shares issued under employee remuneration and share plans	28	539	–	(553)	–	–	–	–	14	–	14
Shares issued in lieu of dividends and amounts arising thereon[4]	92	(92)	–	2,111	–	–	–	–	2,111	–	2,111
Dividends to shareholders[9]	–	–	–	(5,774)	–	–	–	–	(5,774)	(432)	(6,206)
Tax credits on distributions	–	–	–	52	–	–	–	–	52	–	52
Own shares adjustment	–	–	–	(18)	–	–	–	–	(18)	–	(18)
Cost of share-based payment arrangements	–	–	–	333	–	–	–	–	333	–	333
Income taxes on share-based payments	–	–	–	(9)	–	–	–	–	(9)	–	(9)
Other movements	–	–	–	42	(39)	(8)	–	–	(5)	(1)	(6)
Acquisition and disposal of subsidiaries	–	–	–	–	–	–	–	–	–	(12)	(12)
Changes in ownership interests in subsidiaries that did not result in loss of control	–	–	–	–	–	–	–	–	–	(225)	(225)

At 30 June 2014	9,535	11,582	5,851	134,958	1,014	(145)	178	27,308	190,281	8,441	198,722

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

	Half-year to 30 June 2013
					Other reserves
	Called up share capital US$m	Share premium[4] US$m	Other equity instru- ments US$m	Retained earnings[5,6] US$m	Available- for-sale fair value reserve US$m	Cash flow hedging reserve[7] US$m	Foreign exchange reserve US$m	Merger reserve[5,8] US$m	Total share- holders’ equity US$m	Non- controlling interests US$m	Total equity US$m

At 1 January 2013	9,238	10,084	5,851	120,347	1,649	13	752	27,308	175,242	7,887	183,129

Profit for the period	–	–	–	10,284	–	–	–	–	10,284	1,062	11,346
Other comprehensive income (net of tax)	–	–	–	(993)	(1,635)	(197)	(4,387)	–	(7,212)	(287)	(7,499)
Available-for-sale investments	–	–	–	–	(1,635)	–	–	–	(1,635)	(183)	(1,818)
Cash flow hedges	–	–	–	–	–	(197)	–	–	(197)	(1)	(198)
Remeasurement of defined benefit asset/liability	–	–	–	(994)	–	–	–	–	(994)	35	(959)
Share of other comprehensive income of associates and joint ventures	–	–	–	1	–	–	–	–	1	–	1
Exchange differences	–	–	–	–	–	–	(4,387)	–	(4,387)	(138)	(4,525)

Total comprehensive income for the period	–	–	–	9,291	(1,635)	(197)	(4,387)	–	3,072	775	3,847

Shares issued under employee remuneration and share plans	50	1,012	–	(893)	–	–	–	–	169	–	169
Shares issued in lieu of dividends and amounts arising thereon[4]	25	(25)	–	707	–	–	–	–	707	–	707
Dividends to shareholders[9]	–	–	–	(5,487)	–	–	–	–	(5,487)	(400)	(5,887)
Tax credits on distributions	–	–	–	54	–	–	–	–	54	–	54
Own shares adjustment	–	–	–	(36)	–	–	–	–	(36)	–	(36)
Cost of share-based payment arrangements	–	–	–	355	–	–	–	–	355	–	355
Income taxes on share-based payments	–	–	–	9	–	–	–	–	9	–	9
Other movements	–	–	–	(15)	–	–	–	–	(15)	22	7
Acquisition and disposal of subsidiaries	–	–	–	–	–	–	–	–	–	6	6
Changes in ownership interests in subsidiaries that did not result in loss of control	–	–	–	–	–	–	–	–	–	1	1

At 30 June 2013	9,313	11,071	5,851	124,332	14	(184)	(3,635)	27,308	174,070	8,291	182,361

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Consolidated statement of changes in equity for the half-year to 30 June 2014 (continued)

	Half-year to 31 December 2013
					Other reserves
	Called up share capital US$m	Share premium[4] US$m	Other equity instru- ments US$m	Retained earnings[5,6] US$m	Available- for-sale fair value reserve US$m	Cash flow hedging reserve[7] US$m	Foreign exchange reserve US$m	Merger reserve[5,8] US$m	Total share- holders’ equity US$m	Non- controlling interests US$m	Total equity US$m

At 1 July 2013	9,313	11,071	5,851	124,332	14	(184)	(3,635)	27,308	174,070	8,291	182,361

Profit for the period	–	–	–	5,920	–	–	–	–	5,920	534	6,454
Other comprehensive income (net of tax)	–	–	–	432	58	69	3,093	–	3,652	100	3,752
Available-for-sale investments	–	–	–	–	58	–	–	–	58	42	100
Cash flow hedges	–	–	–	–	–	69	–	–	69	1	70
Remeasurement of defined benefit asset/liability	–	–	–	504	–	–	–	–	504	(3)	501
Share of other comprehensive income of associates and joint ventures	–	–	–	(72)	–	–	–	–	(72)	–	(72)
Exchange differences	–	–	–	–	–	–	3,093	–	3,093	60	3,153

Total comprehensive income for period	–	–	–	6,352	58	69	3,093	–	9,572	634	10,206

Shares issued under employee remuneration and share plans	10	156	–	(38)	–	–	–	–	128	–	128
Shares issued in lieu of dividends and amounts arising thereon[4]	92	(92)	–	1,816	–	–	–	–	1,816	–	1,816
Dividends to shareholders[9]	–	–	–	(4,023)	–	–	–	–	(4,023)	(318)	(4,341)
Tax credits on distributions	–	–	–	(12)	–	–	–	–	(12)	–	(12)
Own shares adjustment	–	–	–	–	–	–	–	–	–	–	–
Cost of share-based payment arrangements	–	–	–	275	–	–	–	–	275	–	275
Income taxes on share based payments	–	–	–	(7)	–	–	–	–	(7)	–	(7)
Other movements	–	–	–	33	25	(6)	–	–	52	(3)	49
Acquisition and disposal of subsidiaries	–	–	–	–	–	–	–	–	–	(30)	(30)
Changes in ownership interests in subsidiaries that did not result in loss of control	–	–	–	–	–	–	–	–	–	14	14

At 31 December 2013	9,415	11,135	5,851	128,728	97	(121)	(542)	27,308	181,871	8,588	190,459

The accompanying notes on pages 214 to 268 form an integral part of these financial statements1.

For footnote, see page 213.

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Footnotes to Financial Statements

1	The tables: ‘Maximum exposure to credit risk’ (page 112), ‘Gross loans and advances to customers by industry sector and by geographical region’ (page 138), ‘Movement in impairment allowances on loans and advances to customers and banks’ (page 134), and the Composition of regulatory capital within ‘Capital structure’ (page 184) excluding those figures that are part of the estimated CRD IV transition position at 31 December 2013, also form an integral part of these financial statements.
2	From 1 January 2014, non-trading reverse repos and repos are presented as separate lines in the balance sheet. Previously, non-trading reverse repos were included within ‘Loans and advances to banks’ and ‘Loans and advances to customers’ and non-trading repos were included within ‘Deposits by banks’ and ‘Customer accounts’. Comparative data have been re-presented accordingly. Non-trading reverse repos and repos have been presented as separate lines in the balance sheet to align disclosure with market practice and provide more meaningful information in relation to loans and advances. The extent to which reverse repos and repos represent loans to/from customers and banks is set out in Note 11 on the Financial Statements.
3	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
4	Share premium includes no deduction in respect of issuance costs incurred during the period (30 June 2013: nil; 31 December 2013: nil).
5	Cumulative goodwill amounting to US$5,138m has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469m charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of US$1,669m was charged against retained earnings.
6	Retained earnings include 88,240,542 (US$797m) of own shares held within HSBC’s insurance business, retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets (30 June 2013: 85,561,934 (US$930m); 31 December 2013: 85,997,271 (US$915m)).
7	Amounts transferred to the income statement in respect of cash flow hedges for the half-year to 30 June 2014 include US$108m gain (30 June 2013: US$116m gain; 31 December 2013: US$107m gain) taken to ‘Net interest income’ and US$158m loss (30 June 2013: US$140m gain; 31 December 2013: US$531m gain) taken to ‘Net trading income’.
8	Statutory share premium relief under Section 131 of the Companies Act 1985 (the ‘Act’) was taken in respect of the acquisition of HSBC Bank in 1992, HSBC France in 2000 and HSBC Finance in 2003 and the shares issued were recorded at their nominal value only. In HSBC’s consolidated financial statements the fair value differences of US$8,290m in respect of HSBC France and US$12,768m in respect of HSBC Finance were recognised in the merger reserve. The merger reserve created on the acquisition of HSBC Finance subsequently became attached to HSBC Overseas Holdings (UK) Limited (‘HOHU’), following a number of intra-Group reorganisations. During 2009, pursuant to Section 131 of the Companies Act 1985, statutory share premium relief was taken in respect of the rights issue and US$15,796m was recognised in the merger reserve. The merger reserve includes the deduction of US$614m in respect of costs relating to the rights issue, of which US$149m was subsequently transferred to the income statement. Of this US$149m, US$121m was a loss arising from accounting for the agreement with the underwriters as a contingent forward contract. The merger reserve excludes the loss of US$344m on a forward foreign exchange contract associated with hedging the proceeds of the rights issue.
9	Including distributions paid on preference shares and capital securities classified as equity.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited)

1	Basis of preparation

(a)	Compliance with International Financial Reporting Standards

The interim consolidated financial statements of HSBC have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’ (‘IAS 34’) as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the EU.

The consolidated financial statements of HSBC at 31 December 2013 were prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the IASB and as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2013, there were no unendorsed standards effective for the year ended 31 December 2013 affecting the consolidated financial statements at that date, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC’s financial statements for the year ended 31 December 2013 were prepared in accordance with IFRSs as issued by the IASB.

IFRSs comprise accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the IFRS Interpretations Committee (‘IFRIC’) and its predecessor body.

At 30 June 2014, there were no unendorsed standards effective for the period ended 30 June 2014 affecting these interim consolidated financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.

Standards adopted during the period ended 30 June 2014

On 1 January 2014 HSBC adopted ‘Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)’, which clarified the requirements for offsetting financial instruments and addressed inconsistencies in current practice when applying the offsetting criteria in IAS 32 ‘Financial Instruments: Presentation’. The amendments were applied retrospectively and did not have a material effect on HSBC’s financial statements.

There were no new standards adopted during the period ended 30 June 2014.

During the period ended 30 June 2014, HSBC also adopted interpretations and amendments to standards which had an insignificant effect on these interim consolidated financial statements.

(b)	Presentation of information

In accordance with HSBC’s policy to provide meaningful disclosures that help investors and other stakeholders understand the Group’s performance, financial position and changes thereto, the information provided in the Notes on the Financial Statements and the Interim Management Report goes beyond the minimum levels required by accounting standards, statutory and regulatory requirements and listing rules. In particular, HSBC follows the British Bankers’ Association Code for Financial Reporting Disclosure (‘the BBA Code’). The BBA Code aims to increase the quality and comparability of banks’ disclosures and sets out five disclosure principles together with supporting guidance. In line with the principles of the BBA Code, HSBC assesses the applicability and relevance of good practice recommendations issued from time to time by relevant regulators and standard setters, enhancing disclosures where appropriate.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

HSBC’s consolidated financial statements are presented in US dollars. HSBC Holdings’ functional currency is also the US dollar because the US dollar and currencies linked to it are the most significant currencies relevant to the underlying transactions, events and conditions of its subsidiaries, as well as representing a significant proportion of its funds generated from financing activities. HSBC uses the US dollar as its presentation currency in its consolidated financial statements because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts and funds its business.

(c)	Use of estimates and assumptions

The preparation of financial information requires the use of estimates and assumptions about future conditions. The use of available information and the application of judgement are inherent in the formation of estimates; actual results in the future may differ from those reported. Management believes that HSBC’s critical accounting policies where judgement is necessarily applied are those which relate to impairment of loans and advances, goodwill impairment, the valuation of financial instruments, deferred tax assets, provisions for liabilities and interests in associates. These critical accounting policies are described on pages 72 to 76 of the Annual Report and Accounts 2013.

(d)	Consolidation

The interim consolidated financial statements of HSBC comprise the financial statements of HSBC Holdings and its subsidiaries. The method adopted by HSBC to consolidate its subsidiaries is described on page 430 of the Annual Report and Accounts 2013.

(e)	Future accounting developments

In addition to the projects to complete financial instrument accounting, discussed below, the IASB is working on projects on insurance and lease accounting which could represent significant changes to accounting requirements in the future.

Standards and amendments issued by the IASB but not endorsed by the EU

In May 2014, the IASB issued IFRS 15 ‘Revenue from Contracts with Customers’. The standard is effective for annual periods beginning on or after 1 January 2017 with early adoption permitted. IFRS 15 provides a principles-based approach for revenue recognition, and introduces the concept of recognising revenue for obligations as they are satisfied. The standard should be applied retrospectively, with certain practical expedients available. HSBC is currently assessing the impact of this standard but it is not practicable to quantify the effect as at the date of the publication of these interim financial statements.

In July 2014, the IASB issued IFRS 9 ‘Financial Instruments’, which is the comprehensive standard to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’, and includes requirements for classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting.

Classification and measurement

The classification and measurement of financial assets will depend on the entity’s business model for their management and their contractual cash flow characteristics and result in financial assets being at amortised cost, fair value through OCI (‘FVOCI’) or fair value through profit or loss. In many instances, the classification and measurement outcomes will be similar to IAS 39, although differences will arise, for example, since IFRS 9 does not apply embedded derivative accounting to financial assets and equity securities will be measured at fair value through profit or loss or, in limited circumstances, at fair value through OCI. The combined effect

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

of the application of the business model and the contractual cash flow characteristics tests may result in some differences in population of financial assets measured at amortised cost or fair value compared with IAS 39. The classification of financial liabilities is essentially unchanged, except that, for certain liabilities measured at fair value, gains or losses relating to changes in the entity’s own credit risk are to be included in OCI.

Impairment

The impairment requirements apply to financial assets measured at amortised cost and FVOCI, and lease receivables and certain loan commitments and financial guarantee contracts. At initial recognition, allowance (or provision in the case of commitments and guarantees) is required for expected credit losses (‘ECL’) resulting from default events that are possible within the next 12 months (‘12 month ECL’). In the event of a significant increase in credit risk, allowance (or provision) is required for ECL resulting from all possible default events over the expected life of the financial instrument (‘lifetime ECL’).

The assessment of whether credit risk has increased significantly since initial recognition is performed for each reporting period by considering the probability of default occurring over the remaining life of the financial instrument, rather than by considering an increase in ECL.

The assessment of credit risk, as well as the estimation of ECL, are required to be unbiased, probability-weighted and should incorporate all available information which is relevant to the assessment, including information about past events, current conditions and reasonable and supportable forecasts of future events and economic conditions at the reporting date. In addition, the estimation of ECL should take into account the time value of money. As a result, the recognition and measurement of impairment is intended to be more forward-looking than under IAS 39 and the resulting impairment charge will tend to be more volatile. It will also tend to result in an increase in the total level of impairment allowances, since all financial assets will be assessed for at least 12-month ECL and the population of financial assets to which lifetime ECL applies is likely to be larger than the population for which there is objective evidence of impairment in accordance with IAS 39.

Hedge accounting

The general hedge accounting requirements aim to simplify hedge accounting, creating a stronger link between it and risk management strategy and permitting the former to be applied to a greater variety of hedging instruments and risks. The standard does not explicitly address macro hedge accounting strategies, which are being considered in a separate project. To remove the risk of any conflict between existing macro hedge accounting practice and the new general hedge accounting requirements, IFRS 9 includes an accounting policy choice to remain with IAS 39 hedge accounting.

The classification and measurement and impairment requirements are applied retrospectively by adjusting the opening balance sheet at 1 January 2018, with no requirement to restate comparative periods. Hedge accounting is applied prospectively from that date.

The mandatory application date for the standard as a whole is 1 January 2018, but it is possible to apply the revised presentation for certain liabilities measured at fair value from an earlier date. HSBC intends to revise the presentation of fair value gains and losses relating to the entity’s own credit risk on certain liabilities as soon as permitted by EU law. If this presentation was applied at 30 June 2014, the effect would be to increase profit before tax by US$215m and reduce other comprehensive income by the same amount with no effect on net assets.

HSBC is currently assessing the impact that the rest of IFRS 9 will have on the financial statements through a group-wide project which has been in place since 2012, but due to the complexity of the classification and measurement, impairment, and hedge accounting requirements and their inter-relationships, it is not possible at this stage to quantify the potential effect.

(f)	Changes in composition of the Group

There were no material changes in the composition of the Group.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

(g)	Changes in presentation

The interim consolidated financial statements report operating segment information based on geographical areas. Previously, Hong Kong and Rest of Asia-Pacific were reported separately but, as explained in Note 23, from the first half of 2014 they are presented together as the Asia segment.

From 1 January 2014, HSBC has chosen to present non-trading reverse repos and repos separately on the face of the balance sheet. These items are classified for accounting purposes as loans and receivables or financial liabilities measured at amortised cost. Previously, they were presented on an aggregate basis together with other loans or deposits measured at amortised cost under the following headings in the consolidated balance sheet: ‘Loans and advances to banks’, ‘Loans and advances to customers’, ‘Deposits by banks’ and ‘Customer accounts’.

The separate presentation aligns disclosure of reverse repos and repos with market practice and provides more meaningful information in relation to loans and advances. Further explanation is provided in Note 11.

Comparative periods have been presented accordingly.

(h)	Going concern

The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows and capital resources.

2	Accounting policies

The accounting policies adopted by HSBC for these interim consolidated financial statements are consistent with those described on pages 432 to 450 of the Annual Report and Accounts 2013. The methods of computation applied by HSBC for these interim consolidated financial statements are consistent with those applied for the Annual Report and Accounts 2013.

3	Dividends

On 4 August 2014, the Directors declared a second interim dividend in respect of the financial year ending 31 December 2014 of US$0.10 per ordinary share, a distribution of approximately US$1,910m which will be payable on 9 October 2014. No liability is recognised in the financial statements in respect of this dividend.

Dividends to shareholders of the parent company

	Half-year to
	30 June 2014			30 June 2013			31 December 2013
	Per share US$	Total US$m	Settled in scrip US$m	Per share US$	Total US$m	Settled in scrip US$m	Per share US$	Total US$m	Settled in scrip US$m

Dividends declared on ordinary shares
In respect of previous year:
– fourth interim dividend	0.19	3,582	1,827	0.18	3,339	540	–	–	–
In respect of current year:
– first interim dividend	0.10	1,906	284	0.10	1,861	167	–	–	–
– second interim dividend	–	–	–	–	–	–	0.10	1,864	952
– third interim dividend	–	–	–	–	–	–	0.10	1,873	864

	0.29	5,488	2,111	0.28	5,200	707	0.20	3,737	1,816

Quarterly dividends on preference shares classified as equity
March dividend	15.50	22		15.50	22		–	–
June dividend	15.50	23		15.50	23		–	–
September dividend	–	–		–	–		15.50	22
December dividend	–	–		–	–		15.50	23

	31.00	45		31.00	45		31.00	45

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Dividends to shareholders of the parent company (continued)

	Half-year to
	30 June 2014			30 June 2013			31 December 2013
	Per share US$	Total US$m	Settled in scrip US$m	Per share US$	Total US$m	Settled in scrip US$m	Per share US$	Total US$m	Settled in scrip US$m

Quarterly coupons on capital securities classified as equity[1]
January coupon	0.508	44		0.508	44		–	–
March coupon	0.500	76		0.500	76		–	–
April coupon	0.508	45		0.508	45		–	–
June coupon	0.500	76		0.500	76		–	–
July coupon	–	–		–	–		0.508	45
September coupon	–	–		–	–		0.500	76
October coupon	–	–		–	–		0.508	45
December coupon	–	–		–	–		0.500	76

	2.016	241		2.016	241		2.016	242

1	HSBC Holdings issued Perpetual Subordinated Capital Securities of US$3,800m in June 2010 and US$2,200m in April 2008, which are classified as equity under IFRSs.

On 15 July 2014, HSBC paid a further coupon on the capital securities of US$0.508 per security, representing a total distribution of US$45m. No liability is recognised in the financial statements in respect of this coupon payment.

4	Earnings per share

Basic earnings per ordinary share are calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share are calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Profit attributable to ordinary shareholders of the parent company

	Half-year to
	30 June	30 June	31 December
	2014	2013	2013
	US$m	US$m	US$m

Profit attributable to shareholders of the parent company	9,746	10,284	5,920
Dividend payable on preference shares classified as equity	(45)	(45)	(45)
Coupon payable on capital securities classified as equity	(241)	(241)	(242)

Profit attributable to ordinary shareholders of the parent company	9,460	9,998	5,633

Basic and diluted earnings per share

	Half-year to 30 June 2014			Half-year to 30 June 2013			Half-year to 31 December 2013
	Profit US$m	Number of shares (millions)	Amount per share US$	Profit US$m	Number of shares (millions)	Amount per share US$	Profit US$m	Number of shares (millions)	Amount per share US$

Basic[1]	9,460	18,847	0.50	9,998	18,467	0.54	5,633	18,530	0.30
Effect of dilutive potential ordinary shares		101			156			124

Diluted[2]	9,460	18,948	0.50	9,998	18,623	0.54	5,633	18,654	0.30

1	Weighted average number of ordinary shares outstanding.
2	Weighted average number of ordinary shares outstanding assuming dilution.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

5	Tax

	Half-year to
	30 June	30 June	31 December
	2014	2013	2013
	US$m	US$m	US$m
Current tax
UK corporation tax charge	165	(107)	99
Overseas tax[1]	1,803	1,868	2,081
	1,968	1,761	2,180
Deferred tax
Origination and reversal of temporary differences	54	964	(140)

Tax expense	2,022	2,725	2,040

Effective tax rate	16.4%	19.4%	24.0%

1	Overseas tax included Hong Kong profits tax of US$589m (first half of 2013: US$607m; second half of 2013: US$526m). Subsidiaries in Hong Kong provided for Hong Kong profits tax at the rate of 16.5% (2013: 16.5%) on the profits for the period assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operated.

Tax reconciliation

The tax charged to the income statement differs to the tax charge that would apply if all profits had been taxed at the UK corporation tax rate as follows:

	Half-year to
	30 June 2014		30 June 2013		31 December 2013
	US$m	%	US$m	%	US$m	%

Profit before tax	12,340		14,071		8,494

Tax at 21.5% (2013: 23.25%)	2,653	21.5	3,272	23.25	1,974	23.25
Effect of differently taxed overseas profits	28	0.2	(181)	(1.3)	4	–
Adjustments in respect of prior period liabilities	(242)	(2.0)	7	–	(124)	(1.4)
Deferred tax temporary differences not recognised/(previously not recognised)	(87)	(0.7)	(9)	(0.1)	341	4.0
Effect of profit in associates and joint ventures	(278)	(2.2)	(281)	(2.0)	(262)	(3.1)
Tax effect of disposal of Ping An	–	–	(111)	(0.8)	–	–
Tax effect of reclassification of Industrial Bank	–	–	(317)	(2.3)	–	–
Non-taxable income and gains	(317)	(2.6)	(377)	(2.7)	(494)	(5.8)
Permanent disallowables	129	1.0	308	2.2	339	4.0
Change in tax rates	(4)	–	(15)	(0.1)	108	1.2
Local taxes and overseas withholding tax	159	1.3	266	1.9	285	3.4
Other items	(19)	(0.1)	163	1.3	(131)	(1.5)

Total tax charged to the income statement	2,022	16.4	2,725	19.4	2,040	24.0

The effective tax rate for the first half of 2014 was 16.4% compared with 19.4% for the first half of 2013. The effective tax rate for the first half of 2014 benefited from a current tax credit in relation to prior years. The effective tax rate in 2013 was higher because of a write-down of deferred tax assets.

The main rate of corporation tax in the UK reduced from 23% to 21% on 1 April 2014 and will be further reduced to 20% on 1 April 2015. The reduction in the corporate tax rate to 20% was enacted through the 2013 Finance Act on 17 July 2013. It is not expected that the future rate reduction will have a significant effect on the net UK deferred tax asset at 30 June 2014 of US$0.3bn.

The Group’s legal entities are subject to routine review and audit by tax authorities in the territories in which the Group operates. The Group provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to the tax authorities. The amounts eventually paid may differ materially from the amounts provided, depending on the ultimate resolution of such matters.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Deferred taxation

Net deferred tax assets totalled US$6.1bn at 30 June 2014 (30 June 2013: US$6.3bn; 31 December 2013: US$6.5bn). The main items to note were as follows:

US

The net deferred tax asset relating to HSBC’s operations in the US was US$4.1bn (30 June 2013: US$4.3bn; 31 December 2013: US$4.4bn). The deferred tax assets included in this total reflected the carry forward of tax losses and tax credits of US$1.1bn (30 June 2013: US$0.2bn; 31 December 2013: US$0.7bn), deductible temporary differences in respect of loan impairment allowances of US$1.0bn (30 June 2013: US$1.5bn; 31 December 2013: US$1.2bn) and other temporary differences of US$2.0bn (30 June 2013: US$2.6bn; 31 December 2013: US$2.5bn).

Deductions for loan impairments for US tax purposes generally occur when the impaired loan is charged off or, if earlier, when the impaired loan is sold. The tax deduction is often in the period subsequent to that in which the impairment is recognised for accounting purposes. As a result, the amount of the associated deferred tax asset should generally move in line with the impairment allowance balance.

On the evidence available, including historical levels of profitability, management projections of future income and HSBC Holdings’ commitment to continue to retain sufficient capital in North America to recover the deferred tax asset, it is expected there will be sufficient taxable income generated by the business to realise these assets. Management projections of profits from the US operations are prepared for a 10-year period and include assumptions about the future housing market and US economic conditions, including unemployment levels.

Management projections of profits from the US operations currently indicate that tax losses and tax credits will be fully recovered by 2017. The current level of the deferred tax asset in respect of loan impairment allowances and other deductible temporary differences is also projected to reduce over the next four years.

As there has been a recent history of losses in HSBC’s US operations, management’s analysis of the recognition of these deferred tax assets significantly discounts any future expected profits from the US operations and relies on capital support from HSBC Holdings, including tax planning strategies implemented in relation to such support. The principal strategy involves generating future taxable profits through the retention of capital in the US in excess of normal regulatory requirements in order to reduce deductible funding expenses or otherwise deploy such capital to increase levels of taxable income. As financial performance in our US operations improves, it is expected that projected future profits from US operations will be relied on in the evaluation of the recognition of the deferred tax asset in future periods as the sustainability of the improving financial performance is demonstrated.

Brazil

The net deferred tax asset relating to HSBC’s operations in Brazil was US$1.2bn (30 June 2013: US$1.1bn; 31 December 2013: US$1.0bn). The deferred tax assets included in this total reflected the carry forward of tax losses and tax credits of US$0.2bn (30 June 2013: nil; 31 December 2013: US$0.1bn), deductible temporary differences in respect of loan impairment allowances of US$0.8bn (30 June 2013: US$0.9bn; 31 December 2013: US$0.7bn) and other temporary differences of US$0.2bn (30 June 2013: US$0.2bn; 31 December 2013: US$0.2bn).

Deductions for loan impairments for Brazilian tax purposes generally occur when the impaired loan is charged off, often in a period subsequent to that in which the impairment is recognised for accounting purposes. As a result, the amount of the associated deferred tax asset should generally move in line with the impairment allowance balance.

Management projections of profits from the Brazilian operations currently indicate that the tax losses and other temporary differences will be fully recovered within the next 10 years. Loan impairment deductions are recognised for tax purposes typically within 24 months of accounting recognition.

In light of the recent occurrence of tax losses, the recognition of deferred tax assets in Brazil takes into consideration both the reliance placed on management’s projection of income and on the use of general strategies such as corporate reorganisations and other initiatives to improve the profitability of our Brazilian operations from a tax perspective.

Mexico

The net deferred tax asset relating to HSBC’s operations in Mexico was US$0.5bn at 30 June 2014 (30 June 2013: US$0.4bn; 31 December 2013: US$0.5bn).

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

The deferred tax assets included in this total related primarily to deductible temporary differences in respect of accounting provisions for impaired loans. The annual deduction for loan impairment charges was historically capped under Mexican legislation at 2.5% of the average qualifying loan portfolio. The balance is carried forward to future years without expiry.

Following the clarification of tax law by the Mexican fiscal authority during 2013, management’s analysis of the recognition of these deferred tax assets relies on the primary strategy of selling certain loan portfolios, the losses on which are deductible for tax in Mexico when sold. Any such deductions for tax would lead to the reversal of the carried forward loan impairment provision recognised for deferred tax purposes.

On the evidence available, including historical and projected levels of loan portfolio sales and profitability, it is expected that the business will realise these assets over the next five years.

In September 2013, the Mexican Government proposed a number of tax reforms that were approved by the Chamber of Senate in October 2013 and published in the Official Gazette in December 2013. The tax reforms include a new basis of tax deduction for loan impairment charges that will allow banks to recognise tax deductions as and when loans are written off the balance sheet. The reforms also brought in transitional rules to allow banks to continue to claim any unclaimed deductions with regard to the 2.5% pool as at 31 December 2013. On 4 July 2014, the Mexican Government issued rule I.3.22.5 of the Miscellaneous Tax Resolution that clarified the treatment of the transitional rules but had no impact on the deferred tax assets held in our operations in Mexico.

There are no material carried forward tax losses or tax credits recognised within the Group’s deferred tax assets in Mexico.

UK

The net deferred tax asset relating to HSBC’s operations in the UK was US$0.3bn (30 June 2013: US$0.5bn; 31 December 2013: US$0.4bn). The deferred tax assets included in this total related primarily to other temporary differences.

On the evidence available, including historical levels of profitability and management projections of future income, it is expected that there will be sufficient taxable income generated by the business to recover the net deferred tax asset within the next 10 years.

There are no material carried forward tax losses or tax credits recognised within the Group’s deferred tax assets in the UK.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

6	Trading assets

	At 30 June 2014	At 30 June 2013	At 31 December 2013
	US$m	US$m	US$m
Trading assets:
– not subject to repledge or resale by counterparties	248,929	310,395	201,492
– which may be repledged or resold by counterparties	98,177	122,206	101,700

	347,106	432,601	303,192

Treasury and other eligible bills	17,678	19,188	21,584
Debt securities	155,522	147,568	141,644
Equity securities	73,855	51,477	63,891

Trading securities valued at fair value	247,055	218,233	227,119
Loans and advances to banks[1]	41,048	96,748	27,885
Loans and advances to customers[1]	59,003	117,620	48,188

	347,106	432,601	303,192

Trading securities valued at fair value[2]
	At 30 June 2014	At 30 June 2013	At 31 December 2013
	US$m	US$m	US$m

US Treasury and US Government agencies[3]	27,019	30,202	23,450
UK Government	9,364	11,171	11,591
Hong Kong Government	5,189	7,151	5,909
Other government	90,261	82,782	86,714
Asset-backed securities[4]	2,903	2,725	2,736
Corporate debt and other securities	38,464	32,725	32,828
Equity securities	73,855	51,477	63,891

	247,055	218,233	227,119

1	In the second half of 2013 GB&M changed the way it manages repo and reverse repo activities in the Credit and Rates businesses as set out on page 154.
2	Included within these figures are debt securities issued by banks and other financial institutions of US$26,390m (30 June 2013: US$21,653m; 31 December 2013: US$22,989m), of which US$4,036m (30 June 2013: US$3,262m; 31 December 2013: US$3,973m) are guaranteed by various governments.
3	Includes securities that are supported by an explicit guarantee issued by the US Government.
4	Excludes asset-backed securities included under US Treasury and US Government agencies.

Trading securities listed on a recognised exchange and unlisted

	Treasury and other eligible bills	Debt securities	Equity securities	Total
	US$m	US$m	US$m	US$m
Fair value at 30 June 2014
Listed on a recognised exchange[1]	1,394	99,414	73,163	173,971
Unlisted[2]	16,284	56,108	692	73,084

	17,678	155,522	73,855	247,055
Fair value at 30 June 2013
Listed on a recognised exchange[1]	2,447	83,220	50,332	135,999
Unlisted[2]	16,741	64,348	1,145	82,234

	19,188	147,568	51,477	218,233
Fair value at 31 December 2013
Listed on a recognised exchange[1]	194	85,821	62,724	148,739
Unlisted[2]	21,390	55,823	1,167	78,380

	21,584	141,644	63,891	227,119

1	Included within listed securities are US$4,479m (30 June 2013: US$3,508m; 31 December 2013: US$3,836m) of investments listed in Hong Kong.
2	Unlisted treasury and other eligible bills primarily comprise treasury bills not listed on a recognised exchange but for which there is a liquid market.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

7	Fair values of financial instruments carried at fair value

The accounting policies which determine the classification of financial instruments and the use of assumptions and estimation in valuing them are described on pages 432 to 450 and page 74, respectively, of the Annual Report and Accounts 2013. The fair value of financial instruments is generally measured on the basis of the individual financial instrument. However, in cases where HSBC manages a group of financial assets and financial liabilities on the basis of its net exposure to either market risks or credit risk, HSBC measures the fair value of the group of financial instruments on a net basis, but presents the underlying financial assets and liabilities separately in the financial statements, unless they satisfy the IFRS offsetting criteria.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following table sets out the financial instruments carried at fair value.

Financial instruments carried at fair value and bases of valuation

		Valuation techniques
	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total
	US$m	US$m	US$m	US$m
Recurring fair value measurements
At 30 June 2014
Assets
Trading assets	220,194	121,083	5,829	347,106
Financial assets designated at fair value	26,359	4,752	712	31,823
Derivatives	2,484	264,877	2,478	269,839
Financial investments: available for sale	259,077	132,934	6,443	398,454

Liabilities
Trading liabilities	102,025	118,430	7,680	228,135
Financial liabilities designated at fair value	4,115	78,853	–	82,968
Derivatives	2,857	258,776	1,861	263,494

At 30 June 2013
Assets
Trading assets	246,233	183,324	3,044	432,601
Financial assets designated at fair value	27,540	7,307	471	35,318
Derivatives	3,035	293,518	2,660	299,213
Financial investments: available for sale	235,460	135,615	8,960	380,035

Liabilities
Trading liabilities	148,118	187,280	7,034	342,432
Financial liabilities designated at fair value	9,195	75,059	–	84,254
Derivatives	2,471	288,555	2,643	293,669

At 31 December 2013
Assets
Trading assets	182,721	115,124	5,347	303,192
Financial assets designated at fair value	30,173	7,649	608	38,430
Derivatives	2,539	277,224	2,502	282,265
Financial investments: available for sale	262,836	130,760	7,245	400,841

Liabilities
Trading liabilities	88,935	110,576	7,514	207,025
Financial liabilities designated at fair value	10,482	78,602	–	89,084
Derivatives	4,508	267,441	2,335	274,284

The increase in Level 1 trading assets and liabilities reflects an increase in equity securities. There were no other significant movements during the first half of 2014.

There were no material transfers between Level 1 and Level 2 during the period.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Control framework

Fair values are subject to a control framework designed to ensure that they are either determined or validated by a function independent of the risk-taker. To this end, ultimate responsibility for the determination of fair values lies with Finance, which reports functionally to the Group Finance Director. Finance establishes the accounting policies and procedures governing valuation, and is responsible for ensuring compliance with all relevant accounting standards.

Further details of the control framework are included on page 483 of the Annual Report and Accounts 2013.

Determination of fair value

Fair values are determined according to the following hierarchy:

•	Level 1 – quoted market price: financial instruments with quoted prices for identical instruments in active markets that HSBC can access at the measurement date.

•

Level 2 – valuation technique using observable inputs: financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are observable.

•	Level 3 – valuation technique with significant unobservable inputs: financial instruments valued using valuation techniques where one or more significant inputs are unobservable.

The best evidence of fair value is a quoted price in an actively traded market. In the event that the market for a financial instrument is not active, a valuation technique is used. Further details on fair values determined using valuation techniques are included on page 484 of the Annual Report and Accounts 2013.

For interest rate derivatives with collateralised counterparties and in significant currencies, and for certain other collateralised derivatives, HSBC applies a discounting curve that reflects the overnight interest rate (‘OIS discounting’).

Fair value adjustments

Fair value adjustments are adopted when HSBC considers that there are additional factors that would be considered by a market participant that are not incorporated within the valuation model. HSBC classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The majority of these adjustments relate to GB&M.

Movements in the level of fair value adjustments do not necessarily result in the recognition of profits or losses within the income statement. For example, as models are enhanced, fair value adjustments may no longer be required. Similarly, fair value adjustments will decrease when the related positions are unwound, but this may not result in profit or loss.

Global Banking and Markets fair value adjustments

	At 30 June 2014 US$m	At 30 June 2013 US$m	At 31 December 2013 US$m
Type of adjustment
Risk-related	1,419	1,392	1,565
Bid-offer	558	639	561
Uncertainty	363	126	343
Credit valuation adjustment	968	1,552	1,274
Debit valuation adjustment	(474)	(929)	(616)
Other	4	4	3

Model-related	202	147	202
Model limitation	198	142	199
Other	4	5	3

Inception profit (Day 1 P&L reserves) (Note 10)	135	180	167

	1,756	1,719	1,934

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Fair value adjustments declined by US$178m during the period. The most significant movement was a decrease of US$306m in respect of the credit valuation adjustment, as a result of the narrowing of counterparty and market credit default swap spreads. This was partially offset by a decrease of US$142m in debit valuation adjustment, as a result of the narrowing of HSBC credit default swap spreads.

Detailed descriptions of risk-related and model-related adjustments are provided on pages 485 and 486 of the Annual Report and Accounts 2013.

Credit valuation adjustment/debit valuation adjustment methodology

HSBC calculates a separate credit valuation adjustment (‘CVA’) and debit valuation adjustment (‘DVA’) for each HSBC legal entity, and within each entity for each counterparty to which the entity has exposure.

HSBC calculates the CVA by applying the probability of default (‘PD’) of the counterparty, conditional on the non-default of HSBC, to HSBC’s expected positive exposure to the counterparty and multiplying the result by the loss expected in the event of default. Conversely, HSBC calculates the DVA by applying the PD of HSBC, conditional on the non-default of the counterparty, to the expected positive exposure of the counterparty to HSBC and multiplying by the loss expected in the event of default. Both calculations are performed over the life of the potential exposure.

For most products HSBC uses a simulation methodology to calculate the expected positive exposure to a counterparty. This incorporates a range of potential exposures across the portfolio of transactions with the counterparty over the life of the portfolio. The simulation methodology includes credit mitigants such as counterparty netting agreements and collateral agreements with the counterparty. A standard loss given default (‘LGD’) assumption of 60% is generally adopted for developed market exposures, and 75% for emerging market exposures. Alternative loss given default assumptions may be adopted where both the nature of the exposure and the available data support this.

For certain types of exotic derivatives where the products are not currently supported by the simulation, or for derivative exposures in smaller trading locations where the simulation tool is not yet available, HSBC adopts alternative methodologies. These may involve mapping to the results for similar products from the simulation tool or, where the mapping approach is not appropriate, using a simplified methodology which generally follows the same principles as the simulation methodology. The calculation is applied at a trade level, with more limited recognition of credit mitigants such as netting or collateral agreements than is used in the simulation methodology.

The methodologies do not, in general, account for ‘wrong-way risk’. Wrong-way risk arises when the underlying value of the derivative prior to any CVA is positively correlated to the probability of default by the counterparty. When there is significant wrong-way risk, a trade-specific approach is applied to reflect the wrong-way risk within the valuation.

With the exception of certain central clearing parties, HSBC includes all third-party counterparties in the CVA and DVA calculations and does not net these adjustments across HSBC Group entities. HSBC reviews and refines the CVA and DVA methodologies on an ongoing basis.

Valuation of uncollateralised derivatives

HSBC values uncollateralised derivatives by discounting expected future cash flows at a benchmark interest rate, typically Libor or its equivalent. This approach has historically been adopted across the industry, and has therefore been an appropriate basis for fair value. HSBC and other industry participants are currently considering whether it appropriately reflects the manner in which the derivatives are funded, which may occur at rates other than interbank offer rates. No consensus has yet emerged on how such funding should be reflected in the fair value measurement for uncollateralised derivatives. In the future, and possibly in the second half of 2014, HSBC may adopt a ‘funding fair value adjustment’ to reflect funding of uncollateralised derivatives at rates other than interbank offer rates.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3

	Assets					Liabilities
	Available for sale US$m	Held for trading US$m	At fair value[1] US$m	Derivatives US$m	Total US$m	Held for trading US$m	At fair value[1] US$m	Derivatives US$m	Total US$m
At 30 June 2014
Private equity including strategic investments	3,562	169	455	–	4,186	–	–	–	–
Asset-backed securities	2,450	641	–	–	3,091	–	–	–	–
Loans held for securitisation	–	56	–	–	56	–	–	–	–
Structured notes	–	2	–	–	2	7,680	–	–	7,680
Derivatives with monolines	–	–	–	270	270	–	–	2	2
Other derivatives	–	–	–	2,208	2,208	–	–	1,858	1,858
Other portfolios	431	4,961	257	–	5,649	–	–	1	1

	6,443	5,829	712	2,478	15,462	7,680	–	1,861	9,541

At 30 June 2013
Private equity including strategic investments	4,100	92	392	–	4,584	–	–	–	–
Asset-backed securities	1,683	430	–	–	2,113	–	–	–	–
Loans held for securitisation	–	89	–	–	89	–	–	–	–
Structured notes	–	–	–	–	–	7,034	–	–	7,034
Derivatives with monolines	–	–	–	407	407	–	–	–	–
Other derivatives	–	–	–	2,253	2,253	–	–	2,643	2,643
Other portfolios	3,177	2,433	79	–	5,689	–	–	–	–

	8,960	3,044	471	2,660	15,135	7,034	–	2,643	9,677

At 31 December 2013
Private equity including strategic investments	3,729	103	420	–	4,252	–	–	–	–
Asset-backed securities	1,677	643	–	–	2,320	–	–	–	–
Loans held for securitisation	–	83	–	–	83	–	–	–	–
Structured notes	–	14	–	–	14	7,514	–	–	7,514
Derivatives with monolines	–	–	–	320	320	–	–	–	–
Other derivatives	–	–	–	2,182	2,182	–	–	2,335	2,335
Other portfolios	1,839	4,504	188	–	6,531	–	–	–	–

	7,245	5,347	608	2,502	15,702	7,514	–	2,335	9,849

1	Designated at fair value through profit or loss.

The basis for determining the fair value of the financial instruments in the table above is explained on page 487 of the Annual Report and Accounts 2013.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Movement in Level 3 financial instruments

	Assets				Liabilities
	Available for sale US$m	Held for trading US$m	Designated at fair value through profit or loss US$m	Derivatives US$m	Held for trading US$m	Designated at fair value through profit or loss US$m	Derivatives US$m

At 1 January 2014	7,245	5,347	608	2,502	7,514	–	2,335
Total gains/(losses) recognised in profit or loss	58	18	48	10	94	–	(248)
– trading income excluding net interest income	–	18	–	10	94	–	(248)
– gains less losses from financial investments	79	–	48	–	–	–	–
– loan impairment charges and other credit risk provisions	(21)	–	–	–	–	–	–

Total gains/(losses) recognised in other comprehensive income[1]	334	70	(1)	61	113	–	83
– available-for-sale investments: fair value gains/(losses)	145	–	–	–	–	–	–
– cash flow hedges: fair value gains/(losses)	–	–	–	–	–	–	34
– exchange differences	189	70	(1)	61	113		49

Purchases	1,228	613	123	–	(31)	–	–
New issuances	–	–	–	–	1,416	–	–
Sales	(741)	(210)	(40)	–
Settlements	(722)	(40)	(29)	5	(801)	–	(99)
Transfers out	(1,654)	(31)	–	(228)	(720)		(321)
Transfers in	695	62	3	128	95	–	111

At 30 June 2014	6,443	5,829	712	2,478	7,680	–	1,861

Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 June 2014	(21)	8	23	128	175	–	43
– trading income excluding net interest income	–	8	–	128	175	–	43
– net income/(expense) from other financial instruments designated at fair value	–	–	23	–	–	–	–
– loan impairment charges and other credit risk provisions	(21)	–	–	–	–	–	–

At 1 January 2013	8,511	4,378	413	3,059	7,470	–	3,005
Total gains/(losses) recognised in profit or loss	37	48	23	(25)	(844)	–	875
Total gains/(losses) recognised in other comprehensive income[1]	60	(26)	–	(105)	(157)	–	(109)
Purchases	1,112	486	21	–	–	–	–
New issuances	–	–	–	–	2,017	–	–
Sales	(345)	(1,689)	(4)	–	(497)	–	–
Settlements	(266)	(177)	(4)	(283)	(559)	–	(1,114)
Transfers out	(1,009)	(80)	(30)	(43)	(565)	–	(49)
Transfers in	860	104	52	57	169	–	35

At 30 June 2013	8,960	3,044	471	2,660	7,034	–	2,643

Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 June 2013	14	102	23	(17)	169	–	(452)

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

	Assets				Liabilities
	Available for sale US$m	Held for trading US$m	Designated at fair value through profit or loss US$m	Derivatives US$m	Held for trading US$m	Designated at fair value through profit or loss US$m	Derivatives US$m

At 1 July 2013	8,960	3,044	471	2,660	7,034	–	2,643
Total gains/(losses) recognised in profit or loss	(89)	295	13	(180)	97	–	(482)
Total gains recognised in other comprehensive income[1]	427	46	–	98	166	–	166
Purchases	726	807	35	–	(482)	–	–
New issuances	–	–	–	–	1,144	–	–
Sales	(421)	(132)	–	–	483	–	–
Settlements	(490)	(296)	(23)	(28)	(591)	–	110
Transfers out	(2,112)	(305)	(38)	(128)	(486)	–	(111)
Transfers in	244	1,888	150	80	149	–	9

At 31 December 2013	7,245	5,347	608	2,502	7,514	–	2,335

Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 December 2013	(180)	260	18	(280)	(570)	–	524

1	Included in ‘Available-for-sale investments: fair value gains/(losses)’ and ‘Exchange differences’ in the consolidated statement of comprehensive income.

Transfers between levels of the fair value hierarchy are deemed to occur at the end of the reporting period.

Purchases and sales of Level 3 available-for-sale assets predominantly reflect ABS activity, particularly in the securities investment conduits. Transfers out of Level 3 available-for-sale securities reflect increased confidence in the pricing of certain emerging markets corporate debt. New issuances of trading liabilities reflect structured note issuances, predominantly equity-linked notes.

Effect of changes in significant unobservable assumptions to reasonably possible alternatives

The following table shows the sensitivity of Level 3 fair values to reasonably possible alternative assumptions:

Sensitivity of fair values to reasonably possible alternative assumptions

	Reflected in profit or loss		Reflected in other comprehensive income
	Favourable changes US$m	Unfavourable changes US$m	Favourable changes US$m	Unfavourable changes US$m
At 30 June 2014
Derivatives, trading assets and trading liabilities[1]	266	(251)	–	–
Financial assets and liabilities designated at fair value	35	(60)	–	–
Financial investments: available for sale	–	–	369	(614)

	301	(311)	369	(614)

At 30 June 2013
Derivatives, trading assets and trading liabilities[1]	395	(371)	–	–
Financial assets and liabilities designated at fair value	45	(45)	–	–
Financial investments: available for sale	–	–	745	(777)

	440	(416)	745	(777)

At 31 December 2013
Derivatives, trading assets and trading liabilities[1]	350	(285)	–	–
Financial assets and liabilities designated at fair value	32	(51)	–	–
Financial investments: available for sale	–	–	434	(673)

	382	(336)	434	(673)

1	Derivatives, trading assets and trading liabilities are presented as one category to reflect the manner in which these financial instruments are risk-managed.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

The reduction in the effect of both favourable and unfavourable changes in significant unobservable inputs in relation to derivatives, trading assets and trading liabilities predominantly reflects greater certainty in certain emerging market foreign exchange volatility, as markets have developed. The reduction in the effect of both favourable and unfavourable changes in significant unobservable inputs in relation to available-for-sale assets during the period primarily reflects a decrease in the Level 3 balances.

Sensitivity of fair values to reasonably possible alternative assumptions by Level 3 instrument type

	Reflected in profit or loss		Reflected in other comprehensive income
	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	US$m	US$m	US$m	US$m

At 30 June 2014
Private equity including strategic investments	41	(78)	224	(481)
Asset-backed securities	47	(18)	103	(90)
Loans held for securitisation	2	(2)	–	–
Structured notes	15	(9)	–	–
Derivatives with monolines	21	(10)	–	–
Other derivatives	141	(156)	–	–
Other portfolios	34	(38)	42	(43)

	301	(311)	369	(614)

At 30 June 2013
Private equity including strategic investments	61	(61)	400	(400)
Asset-backed securities	55	(29)	138	(123)
Loans held for securitisation	3	(5)	–	–
Structured notes	24	(17)	–	–
Derivatives with monolines	41	(31)	–	–
Other derivatives	219	(237)	–	–
Other portfolios	37	(36)	207	(254)

	440	(416)	745	(777)

At 31 December 2013
Private equity including strategic investments	31	(61)	226	(436)
Asset-backed securities	60	(27)	113	(99)
Loans held for securitisation	3	(3)	–	–
Structured notes	16	(9)	–	–
Derivatives with monolines	25	(16)	–	–
Other derivatives	212	(164)	–	–
Other portfolios	35	(56)	95	(138)

	382	(336)	434	(673)

Favourable and unfavourable changes are determined on the basis of sensitivity analysis. The sensitivity analysis aims to measure a range of fair values consistent with the application of a 95% confidence interval. Methodologies take account of the nature of the valuation technique employed, as well as the availability and reliability of observable proxy and historical data. When the available data is not amenable to statistical analysis, the quantification of uncertainty is judgemental, but remains guided by the 95% confidence interval.

When the fair value of a financial instrument is affected by more than one unobservable assumption, the above table reflects the most favourable or the most unfavourable change from varying the assumptions individually.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Quantitative information about significant unobservable inputs in Level 3 valuations

	Fair value			Key unobservable	Full range of inputs		Core range of inputs
	Assets	Liabilities	Valuation technique	inputs	Lower	Higher	Lower	Higher
	US$m	US$m

At 30 June 2014
Private equity including strategic investments	4,186	–	See notes on page 232	See notes on page 232	n/a	n/a	n/a	n/a

Asset-backed securities	3,091	–
CLO/CDO[1]	1,872	–	Model – discounted cash flow	Prepayment rate	1%	7%	1%	7%
			Market proxy	Bid quotes	–	101	67	95
Other ABSs	1,219	–	Market proxy	Bid quotes	–	111	19	89

Loans held for securitisation	56

Structured notes	2	7,680
Equity-linked notes	–	6,189	Model – option model	Equity volatility	7%	66%	13%	36%
			Model – option model	Equity correlation	27%	94%	47%	81%
Fund-linked notes	–	518	Model – option model	Fund volatility	7%	37%	7%	37%
FX-linked notes	2	606	Model – option model	FX volatility	1%	24%	3%	11%
Other	–	367

Derivatives with monolines	270	2	Model – discounted cash flow	Credit spread	3%	4%	3%	4%

Other derivatives	2,208	1,858
Interest rate derivatives:
– securitisation swaps	298	865	Model – discounted cash flow	Prepayment rate	0%	50%	8%	21%
– long-dated swaptions	747	141	Model – option model	IR volatility	3%	61%	13%	30%
– other	596	255

FX derivatives:
– FX options	90	85	Model – option model	FX volatility	0.1%	56%	4%	11%
– other	31	33

Equity derivatives:
– long-dated single stock options	250	218	Model – option model	Equity volatility	5%	62%	14%	36%
– other	41	173

Credit derivatives:
– other	155	88

Other portfolios	5,649	1
Structured certificates	4,381	–	Model – discounted cash flow	Credit volatility	0.7%	3%	0.7%	3%
EM corporate debt	512	–	Market proxy	Credit spread	0.4%	7%	0.7%	6%
			Market proxy	Bid quotes	60	133	110	132
Other[2]	756	1

	15,462	9,541

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

	Fair value			Key unobservable	Full range of inputs		Core range of inputs
	Assets	Liabilities	Valuation technique	inputs	Lower	Higher	Lower	Higher
	US$m	US$m

At 31 December 2013
Private equity including strategic investments	4,252	–	See notes on page 232	See notes on page 232	n/a	n/a	n/a	n/a

Asset-backed securities	2,320	–
CLO/CDO[1]	1,180	–	Model – discounted cash flow	Prepayment rate	0%	5%	0%	5%
			Market proxy	Bid quotes	–	102	46	95
Other ABSs	1,140	–

Loans held for securitisation	83	–

Structured notes	14	7,514
Equity-linked notes	–	5,750	Model – option model	Equity volatility	6%	73%	13%	39%
			Model – option model	Equity correlation	51%	59%	52%	57%
Fund-linked notes	–	717	Model – option model	Fund volatility	18%	22%	20%	21%
FX-linked notes	14	662	Model – option model	FX volatility	0.1%	28%	5%	15%
Other	–	385

Derivatives with monolines	320	–	Model – discounted cash flow	Credit spread	3%	5%	4%	5%

Other derivatives	2,182	2,335
Interest rate derivatives:
– securitisation swaps	275	1,127	Model – discounted cash flow	Prepayment rate	0%	22%	2%	20%
– long-dated swaptions	655	185	Model – option model	IR volatility	3%	160%	13%	41%
– other	540	265

FX derivatives:
– FX options	114	151	Model – option model	FX volatility	0.1%	75%	7%	18%
– other	69	51

Equity derivatives:
– long-dated single stock options	218	247	Model – option model	Equity volatility	6%	73%	15%	36%
– other	24	151

Credit derivatives:
– other	287	158

Other portfolios	6,531	–
Structured certificates	3,800	–	Model – discounted cash flow	Credit volatility	1%	3%	1%	3%
EM corporate debt	2,073	–	Market proxy	Credit spread	0.2%	17%	1%	7%
			Market proxy	Bid quotes	57	141	100	134
Other[2]	658	–

	15,702	9,849

1	Collateralised loan obligation/collateralised debt obligation.
2	Includes a range of smaller asset holdings, a majority of which are emerging market sovereign and corporate debt.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Key unobservable inputs to Level 3 financial instruments

The table above lists key unobservable inputs to Level 3 financial instruments, and provides the range of those inputs as at 30 June 2014. The core range of inputs is the estimated range within which 90% of the inputs fall. A further description of the categories of key unobservable inputs is given below.

Private equity including strategic investments

HSBC’s private equity and strategic investments are generally classified as available for sale and are not traded in active markets. In the absence of an active market, an investment’s fair value is estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors, as well as by reference to market valuations for similar entities quoted in an active market, or the price at which similar companies have changed ownership. Given the bespoke nature of the analysis in respect of each holding, it is not practical to quote a range of key unobservable inputs.

Prepayment rates

Prepayment rates are a measure of the anticipated future speed at which a loan portfolio will be repaid in advance of the due date. Prepayment rates are an important input into modelled values of ABSs. A modelled price may be used where insufficient observable market prices exist to enable a market price to be determined directly. Prepayment rates are also an important input into the valuation of derivatives linked to securitisations. For example, so-called securitisation swaps have a notional value that is linked to the size of the outstanding loan portfolio in a securitisation, which may fall as prepayments occur. Prepayment rates vary according to the nature of the loan portfolio, and expectations of future market conditions. For example, current prepayment rates in US residential mortgage-backed securities would generally be expected to rise as the US economy improves. Prepayment rates may be estimated using a variety of evidence, such as prepayment rates implied from proxy observable security prices, current or historical prepayment rates and macroeconomic modelling.

Market proxy

Market proxy pricing may be used for an instrument for which specific market pricing is not available, but evidence is available in respect of instruments that have some characteristics in common. In certain cases it might be possible to identify a specific proxy, but more generally evidence across a wider range of instruments will be used to understand the factors that influence current market pricing and the manner of that influence. For example, in the collateralised loan obligation market it may be possible to establish that A-rated securities exhibit prices in a range, and to isolate key factors that influence the position within the range. Applying this to a specific A-rated security within HSBC’s portfolio allows assignment of a price.

The range of prices used as inputs into a market proxy pricing methodology may therefore be wide. This range is not indicative of the uncertainty associated with the price derived for an individual security.

Volatility

Volatility is a measure of the anticipated future variability of a market price. Volatility tends to increase in stressed market conditions and decrease in calmer market conditions. Volatility is an important input in the pricing of options. In general, the higher the volatility, the more expensive the option will be. This reflects both the higher probability of an increased return from the option, and the potentially higher costs that HSBC may incur in hedging the risks associated with the option. If option prices become more expensive, this will increase the value of HSBC’s long option positions (i.e. the positions in which HSBC has purchased options), while HSBC’s short option positions (i.e. the positions in which HSBC has sold options) will suffer losses.

Volatility varies by underlying reference market price, and by strike and maturity of the option. Volatility also varies over time. As a result, it is difficult to make general statements regarding volatility levels. For example, while it is generally the case that foreign exchange volatilities are lower than equity volatilities, there may be examples in particular currency pairs or for particular equities where this is not the case.

Certain volatilities, typically those of a longer-dated nature, are unobservable. The unobservable volatility is then estimated from observable data. For example, longer-dated volatilities may be extrapolated from shorter-dated volatilities.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

The range of unobservable volatilities quoted in the table on page 230 reflects the wide variation in volatility inputs by reference market price. For example, foreign exchange volatilities for a pegged currency may be very low, whereas for non-managed currencies the foreign exchange volatility may be higher. As a further example, volatilities for deep-in-the-money or deep-out-of-the-money equity options may be significantly higher than at-the-money options. The core range is significantly narrower than the full range because these examples with extreme volatilities occur relatively rarely within the HSBC portfolio. For any single unobservable volatility, the uncertainty in the volatility determination is significantly less than the range quoted above.

Correlation

Correlation is a measure of the inter-relationship between two market prices. Correlation is a number between minus one and one. A positive correlation implies that the two market prices tend to move in the same direction, with a correlation of one implying that they always move in the same direction. A negative correlation implies that the two market prices tend to move in opposite directions, with a correlation of minus one implying that the two market prices always move in opposite directions.

Correlation is used to value more complex instruments where the payout is dependent upon more than one market price. For example, an equity basket option has a payout that is dependent upon the performance of a basket of single stocks, and the correlation between the price movements of those stocks will be an input to the valuation. This is referred to as equity-equity correlation. There are a wide range of instruments for which correlation is an input, and consequently a wide range of both same-asset correlations (e.g. equity-equity correlation) and cross-asset correlations (e.g. foreign exchange rate-interest rate correlation) used. In general, the range of same-asset correlations will be narrower than the range of cross-asset correlations.

Correlation may be unobservable. Unobservable correlations may be estimated based upon a range of evidence, including consensus pricing services, HSBC trade prices, proxy correlations and examination of historical price relationships.

The range of unobservable correlations quoted in the table reflects the wide variation in correlation inputs by market price pair. For any single unobservable correlation, the uncertainty in the correlation determination is likely to be less than the range quoted above.

Credit spread

Credit spread is the premium over a benchmark interest rate required by the market to accept lower credit quality. In a discounted cash flow model, the credit spread increases the discount factors applied to future cash flows, thereby reducing the value of an asset. Credit spreads may be implied from market prices. Credit spreads may not be observable in more illiquid markets.

Inter-relationships between key unobservable inputs

Key unobservable inputs to Level 3 financial instruments may not be independent of each other. As described above, market variables may be correlated. This correlation typically reflects the manner in which different markets tend to react to macroeconomic or other events. For example, improving economic conditions may lead to a ‘risk on’ market, in which prices of risky assets such as equities and high yield bonds will rise, while ‘safe haven’ assets such as gold and US Treasuries decline. Furthermore, the impact of changing market variables upon the HSBC portfolio will depend upon HSBC’s net risk position in respect of each variable. For example, increasing high-yield bond prices will benefit long high-yield bond positions, but the value of any credit derivative protection held against those bonds will fall.

8	Fair values of financial instruments not carried at fair value

The accounting policies which determine the classification of financial instruments and the use of assumptions and estimation in valuing them are described on pages 432 to 450 and page 74, respectively, of the Annual Report and Accounts 2013.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Fair values of financial instruments which are not carried at fair value on the balance sheet

	At 30 June 2014		At 30 June 2013		At 31 December 2013
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying Amount	Fair value
	US$m	US$m	US$m	US$m	US$m	US$m
Assets
Loans and advances to banks[1]	127,387	127,421	127,810	127,787	120,046	120,024
Loans and advances to customers[1]	1,047,241	1,040,666	938,294	920,593	992,089	982,282
Reverse repurchase agreements – non-trading[1]	198,301	198,287	88,400	88,393	179,690	179,682
Financial investments:
– debt securities	25,256	26,196	24,179	24,901	25,084	25,417

Liabilities
Deposits by banks[1]	92,764	92,758	92,709	92,700	86,507	86,491
Customer accounts[1]	1,415,705	1,415,732	1,266,905	1,267,128	1,361,297	1,360,919
Repurchase agreements – non-trading[1]	165,506	165,506	66,591	66,591	164,220	164,220
Debt securities in issue	96,397	97,536	109,389	109,963	104,080	104,658
Subordinated liabilities	28,052	31,084	28,821	30,517	28,976	31,013

1	See footnote 2 on page 213.

Fair values of financial instruments held for sale which are not carried at fair value on the balance sheet

	At 30 June 2014		At 30 June 2013		At 31 December 2013
	Carrying amount	Fair Value	Carrying amount	Fair value	Carrying Amount	Fair Value
	US$m	US$m	US$m	US$m	US$m	US$m
Loans and advances and customer accounts held for sale[1]
Loans and advances to banks and customers	1,669	1,766	15,433	15,558	1,973	1,980
Customer accounts	4,880	4,880	17,280	17,339	2,187	2,186

1	Including financial instruments within disposal groups held for sale.

The following is a list of financial instruments whose carrying amount is a reasonable approximation of fair value because, for example, they are short-term in nature or reprice to current market rates frequently:

Assets
Cash and balances at central banks
Items in the course of collection from other banks
Hong Kong Government certificates of indebtedness
Endorsements and acceptances
Short-term receivables within ‘Other assets’
Accrued income

Liabilities
Hong Kong currency notes in circulation
Items in the course of transmission to other banks
Investment contracts with discretionary participation features within ‘Liabilities under insurance contracts’
Endorsements and acceptances
Short-term payables within ‘Other liabilities’
Accruals

Analysis of loans and advances to customers by geographical segment

	At 30 June 2014		At 30 June 2013		At 31 December 2013
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	US$m	US$m	US$m	US$m	US$m	US$m
Loans and advances to customers[1]
Europe	479,670	478,049	409,271	400,775	456,110	453,331
Asia	362,387	360,887	326,683	324,949	336,897	335,132
Middle East and North Africa	28,910	28,400	27,934	27,816	27,211	26,891
North America	129,620	126,342	129,861	122,247	127,953	122,823
Latin America	46,654	46,988	44,545	44,806	43,918	44,105

	1,047,241	1,040,666	938,294	920,593	992,089	982,282

1	See footnote 2 on page 213.

Valuation

The calculation of fair value incorporates HSBC’s estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It does not reflect

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

the economic benefits and costs that HSBC expects to flow from the instruments’ cash flows over their expected future lives. Other reporting entities may use different valuation methodologies and assumptions in determining fair values for which no observable market prices are available.

The fair values of loans and advances to customers in the US are lower than their carrying amount, reflecting the market conditions at the balance sheet date. The secondary market demand and estimated value for US loans and advances has been heavily influenced by the challenging economic conditions during the past few years, including house price depreciation, elevated unemployment, changes in consumer behaviour, changes in discount rates and the lack of financing options available to support the purchase of loans and advances. For certain consumer loans, investors incorporate numerous assumptions in predicting cash flows such as higher charge-off levels and/or slower voluntary prepayment speeds than HSBC, as the servicer of these loans, believes will ultimately be the case. The investors’ valuation processes reflect this difference in overall cost of capital assumptions as well as the potential volatility in the underlying cash flow assumptions, the combination of which may yield a significant pricing discount from HSBC’s intrinsic value. The increase in the relative fair value of US mortgage loans during the first half of 2014 was due to modest improvements in property values as well as lower required market yields and increased investor demand for these types of loans.

The fair value of loans and advances to customers has marginally improved in Europe relative to their carrying amounts. The fair value differences arise primarily in the UK mortgage market which is sensitive to changes in market pricing.

The fair value of loans and advances to customers in Latin America are higher than their carrying amount, primarily driven by a decrease in market interest rates, in particular for the mortgage portfolios.

The basis for measuring the fair values of loans and advances to banks and customers, financial investments, deposits by banks, customer accounts, debt securities in issue and subordinated liabilities is explained on page 497 of the Annual Report and Accounts 2013.

9	Financial assets designated at fair value

	At 30 June 2014 US$m	At 30 June 2013 US$m	At 31 December 2013 US$m
Financial assets designated at fair value:
– not subject to repledge or resale by counterparties	31,523	34,950	38,062
– which may be repledged or resold by counterparties	300	368	368

	31,823	35,318	38,430

Treasury and other eligible bills	27	99	50
Debt securities	9,870	12,392	12,589
Equity securities	21,886	22,770	25,711

Securities designated at fair value	31,783	35,261	38,350
Loans and advances to banks	39	25	76
Loans and advances to customers	1	32	4

	31,823	35,318	38,430

Securities designated at fair value1

	At 30 June 2014 US$m	At 30 June 2013 US$m	At 31 December 2013 US$m

US Treasury and US Government agencies[2]	12	35	34
UK Government	153	555	534
Hong Kong Government	111	115	113
Other government	4,729	4,612	4,097
Asset-backed securities[3]	354	177	140
Corporate debt and other securities	4,538	6,997	7,721
Equity securities	21,886	22,770	25,711

	31,783	35,261	38,350

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

1	Included within these figures are debt securities issued by banks and other financial institutions of US$1,587m (30 June 2013: US$3,688m; 31 December 2013: US$4,419m), of which US$31m (30 June 2013: none; 31 December 2013: US$92m) are guaranteed by various governments.
2	Includes securities that are supported by an explicit guarantee issued by the US Government.
3	Excludes asset-backed securities included under US Treasury and US Government agencies.

Securities listed on a recognised exchange and unlisted

	Treasury and other eligible bills US$m	Debt Securities US$m	Equity securities US$m	Total US$m
Fair value at 30 June 2014
Listed on a recognised exchange[1]	–	2,706	15,902	18,608
Unlisted	27	7,164	5,984	13,175

	27	9,870	21,886	31,783
Fair value at 30 June 2013
Listed on a recognised exchange[1]	–	2,791	15,924	18,715
Unlisted	99	9,601	6,846	16,546

	99	12,392	22,770	35,261
Fair value at 31 December 2013
Listed on a recognised exchange[1]	–	2,773	18,235	21,008
Unlisted	50	9,816	7,476	17,342

	50	12,589	25,711	38,350

1	Included within listed securities are US$1,337m (30 June 2013: US$991m; 31 December 2013: US$1,148m) of investments listed on a recognised exchange in Hong Kong.

10	Derivatives

Fair values of derivatives by product contract type held by HSBC

	Assets			Liabilities
	Trading US$m	Hedging US$m	Total US$m	Trading US$m	Hedging US$m	Total US$m
At 30 June 2014
Foreign exchange	56,756	1,993	58,749	54,999	500	55,499
Interest rate	426,714	2,097	428,811	417,705	4,715	422,420
Equities	10,993	–	10,993	13,808	–	13,808
Credit	7,944	–	7,944	8,146	–	8,146
Commodity and other	1,285	–	1,285	1,564	–	1,564

Gross total fair values	503,692	4,090	507,782	496,222	5,215	501,437

Offset			(237,943)			(237,943)

Total			269,839			263,494

At 30 June 2013
Foreign exchange	72,591	1,857	74,448	71,192	418	71,610
Interest rate	484,207	1,720	485,927	476,829	4,925	481,754
Equities	18,415	–	18,415	21,858	–	21,858
Credit	11,094	–	11,094	10,769	–	10,769
Commodity and other	5,654	–	5,654	4,003	–	4,003

Gross total fair values	591,961	3,577	595,538	584,651	5,343	589,994

Offset			(296,325)			(296,325)

Total			299,213			293,669

At 31 December 2013
Foreign exchange	78,652	2,262	80,914	75,350	448	75,798
Interest rate	456,282	2,294	458,576	448,434	4,097	452,531
Equities	18,389	–	18,389	22,573	–	22,573
Credit	9,092	–	9,092	8,926	–	8,926
Commodity and other	2,624	–	2,624	1,786	–	1,786

Gross total fair values	565,039	4,556	569,595	557,069	4,545	561,614

Offset			(287,330)			(287,330)

Total			282,265			274,284

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Derivative assets decreased during the first half of 2014, driven by reduced market volatility in foreign exchange and yield curve movements and portfolio compression in interest rate derivatives. The decline in equity derivative assets and liabilities reflects the inclusion of variation margin on cash-settled exchange-traded equity derivatives within gross fair value rather than “netting”. This change has no impact upon total derivatives assets.

A description of HSBC’s determination of the fair values of financial instruments, including derivatives, is provided on page 484 of the Annual Report and Accounts 2013.

Trading derivatives

The notional contract amounts of derivatives held for trading purposes indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk. The 1% rise in the notional amounts of HSBC’s derivative contracts during the first half of 2014 was driven by foreign exchange, particularly in Asia.

Notional contract amounts of derivatives held for trading purposes by product type

	At 30 June 2014 US$m	At 30 June 2013 US$m	At 31 December 2013 US$m

Foreign exchange	5,560,351	5,645,648	5,264,978
Interest rate	27,069,408	25,785,120	27,056,367
Equities	593,532	566,048	589,903
Credit	615,765	806,260	678,256
Commodity and other	88,297	90,091	77,842

	33,927,353	32,893,167	33,667,346

Credit derivatives

The notional contract amount of credit derivatives of US$616bn (30 June 2013: US$806bn; 31 December 2013: US$678bn) consisted of protection bought of US$306bn (30 June 2013: US$402bn; 31 December 2013: US$339bn) and protection sold of US$310bn (30 June 2013: US$404bn; 31 December 2013: US$339bn).

HSBC manages the credit risk arising on buying and selling credit derivative protection by including the related credit exposures within its overall credit limit structure for the relevant counterparty. The trading of credit derivatives is restricted to a small number of offices within the major centres which have the control infrastructure and market skills to manage effectively the credit risk inherent in the products. The credit derivative business operates within the market risk management framework described on page 281 of the Annual Report and Accounts 2013.

Derivatives valued using models with unobservable inputs

The difference between the fair value at initial recognition (the transaction price) and the value that would have been derived had valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases, is as follows:

Unamortised balance of derivatives valued using models with significant unobservable inputs

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	31 December 2013 US$m

Unamortised balance at beginning of period	167	181	180
Deferral on new transactions	74	113	93
Recognised in the income statement during the period:
– amortisation	(56)	(55)	(50)
– subsequent to unobservable inputs becoming observable	(7)	(14)	(25)
– maturity or termination, or offsetting derivative	(49)	(35)	(42)
– risk hedged	–	(1)	1
Exchange differences	6	(9)	10

Unamortised balance at end of period[1]	135	180	167

1	This amount is yet to be recognised in the consolidated income statement.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

The fair value at initial recognition is the transaction price. The transaction price may be viewed as the combination of a model price and a margin. In subsequent periods, the model price reflects changes in market conditions. The unamortised balance reflects that component of the margin that has yet to be recognised in the income statement.

Hedge accounting derivatives

The notional contract amounts of derivatives held for hedge accounting purposes indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

Notional contract amounts of derivatives held for hedging purposes by product type

	At 30 June 2014		At 30 June 2013		At 31 December 2013
	Cash flow hedges US$m	Fair value hedges US$m	Cash flow hedges US$m	Fair value hedges US$m	Cash flow hedges US$m	Fair value hedges US$m

Foreign exchange	25,456	97	20,472	110	25,799	226
Interest rate	220,089	101,784	181,574	70,433	201,197	90,354

	245,545	101,881	202,046	70,543	226,996	90,580

Fair value hedges

Fair value of derivatives designated as fair value hedges

	At 30 June 2014		At 30 June 2013		At 31 December 2013
	Assets US$m	Liabilities US$m	Assets US$m	Liabilities US$m	Assets US$m	Liabilities US$m

Foreign exchange	–	1	5	–	5	–
Interest rate	620	3,263	560	3,412	1,163	2,889

	620	3,264	565	3,412	1,168	2,889

Gains/(losses) arising from fair value hedges

	Half-year to
	30 June 2014 US$m	30 June 2013 US$m	31 December 2013 US$m
Gains/(losses):
– on hedging instruments	(1,163)	1,398	599
– on the hedged items attributable to the hedged risk	1,185	(1,352)	(580)

	22	46	19

The gains and losses on ineffective portions of fair value hedges are recognised immediately in ‘Net trading income’.

Cash flow hedges

Fair value of derivatives designated as cash flow hedges

	At 30 June 2014		At 30 June 2013		At 31 December 2013
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	US$m	US$m	US$m	US$m	US$m	US$m

Foreign exchange	1,993	499	1,852	402	2,257	439
Interest rate	1,477	1,452	1,160	1,513	1,131	1,208

	3,470	1,951	3,012	1,915	3,388	1,647

The gains and losses on ineffective portions of derivatives designated as cash flow hedges are recognised immediately in ‘Net trading income’. During the period to 30 June 2014, a gain of US$15m was recognised due to hedge ineffectiveness (first half of 2013: gain of US$7m; second half of 2013: gain of US$15m).

Hedges of net investments in foreign operations

The Group applies hedge accounting in respect of certain consolidated net investments. Hedging is undertaken using forward foreign exchange contracts or by financing with currency borrowings.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

At 30 June 2014, the fair values of outstanding financial instruments designated as hedges of net investments in foreign operations were assets of nil (30 June 2013: nil; 31 December 2013: US$4m) and liabilities of US$23m (30 June 2013: US$30m; 31 December 2013: US$23m), and notional contract values of US$1,979m (30 June 2013: US$2,830m; 31 December 2013: US$2,840m).

Ineffectiveness recognised in ‘Net trading income’ during the period to 30 June 2014 was nil (both halves of 2013: nil).

11	Non-trading reverse repurchase and repurchase agreements

Repos and reverse repos classified as held for trading are included within ‘Trading liabilities’ (Note 14) and ‘Trading assets’ (Note 6), respectively. Repos and reverse repos measured at amortised cost, or non-trading, are presented as separate lines in the balance sheet. This separate presentation was adopted with effect from 1 January 2014 and comparatives are re-presented accordingly. Previously, non-trading reverse repos were included within ‘Loans and advances to banks’ and ‘Loans and advances to customers’ and non-trading repos were included within ‘Deposits by banks’ and ‘Customer accounts’. The extent to which non-trading reverse repos and repos represent amounts with customers and banks is set out below.

In the second half of 2013, GB&M changed the way it manages repo and reverse repo activities in the Credit and Rates business as explained on page 154.

	At 30 June 2014 US$m	At 30 June 2013 US$m	At 31 December 2013 US$m

Assets
Banks	117,591	57,312	91,475
Customers	80,710	31,088	88,215

	198,301	88,400	179,690

Liabilities
Banks	60,604	17,314	42,705
Customers	104,902	49,277	121,515

	165,506	66,591	164,220

12	Financial investments

	At 30 June 2014 US$m	At 30 June 2013 US$m	At 31 December 2013 US$m
Financial investments:
– not subject to repledge or resale by counterparties	409,500	376,572	394,207
– which may be repledged or resold by counterparties	14,210	27,642	31,718

	423,710	404,214	425,925

Carrying amounts and fair values of financial investments

	At 30 June 2014		At 30 June 2013		At 31 December 2013
	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m

Treasury and other eligible bills	78,177	78,177	79,005	79,005	78,111	78,111
– available for sale	78,177	78,177	79,005	79,005	78,111	78,111

Debt securities	336,807	337,747	315,840	316,562	338,674	339,007
– available for sale	311,551	311,551	291,661	291,661	313,590	313,590
– held to maturity	25,256	26,196	24,179	24,901	25,084	25,417

Equity securities[1]	8,726	8,726	9,369	9,369	9,140	9,140
– available for sale	8,726	8,726	9,369	9,369	9,140	9,140

	423,710	424,650	404,214	404,936	425,925	426,258

1

At 30 June 2014, the carrying amount of our equity investment in Industrial Bank Co. Limited was US$3,348m, 10% below the cost amount of US$3,721m. No impairment loss was recognised in the first half of 2014 as the deficit of carrying amount below cost was not sufficiently significant or prolonged in accordance with the accounting policy set out on page 439 of the Annual Report and Accounts

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

2013. If the carrying amount remains below the cost amount in the second half of 2014, an impairment loss may be recognised in the income statement based on the difference between cost and fair value at the point the impairment is recognised.

Financial investments at amortised cost and fair value

	Amortised cost US$m	[1]	Fair value US$m	[2]
At 30 June 2014
US Treasury	37,378		37,900
US Government agencies[3]	17,393		17,326
US Government sponsored entities[3]	5,087		5,407
UK Government	29,941		30,189
Hong Kong Government	50,187		50,191
Other government	160,023		163,796
Asset-backed securities[4]	24,574		22,665
Corporate debt and other securities	85,864		88,448
Equities	7,876		8,728

	418,323		424,650

At 30 June 2013
US Treasury	45,812		46,229
US Government agencies[3]	22,360		21,966
US Government sponsored entities[3]	5,131		5,470
UK Government	17,153		16,850
Hong Kong Government	45,929		45,934
Other government	142,558		145,609
Asset-backed securities[4]	26,835		24,616
Corporate debt and other securities	87,127		88,893
Equities	8,289		9,369

	401,194		404,936

At 31 December 2013
US Treasury	50,369		50,421
US Government agencies[3]	19,211		18,771
US Government sponsored entities[3]	5,263		5,445
UK Government	23,565		23,580
Hong Kong Government	49,570		49,579
Other government	153,619		156,208
Asset-backed securities[4]	25,961		24,115
Corporate debt and other securities	87,469		88,999
Equities	8,081		9,140

	423,108		426,258

1	Represents the amortised cost or cost basis of the financial investment.
2	Included within these figures are debt securities issued by banks and other financial institutions of US$56,437m (30 June 2013: US$58,737m; 31 December 2013: US$55,303m), of which US$11,059m (30 June 2013: US$9,007m; 31 December 2013: US$8,946m) are guaranteed by various governments. The fair value of the debt securities issued by banks and other financial institutions at 30 June 2014 was US$56,559m (30 June 2013: US$59,035m; 31 December 2013: US$55,467m).
3	Includes securities that are supported by an explicit guarantee issued by the US Government.
4	Excludes asset-backed securities included under US Government agencies and sponsored entities.

Financial investments listed and unlisted

	Treasury and other eligible bills available for sale	Debt securities available for sale	Debt securities held to maturity	Equity securities available for sale	Total
	US$m	US$m	US$m	US$m	US$m
Carrying amount at 30 June 2014
Listed[1]	4,219	160,719	6,325	3,892	175,155
Unlisted[2]	73,958	150,832	18,931	4,834	248,555

	78,177	311,551	25,256	8,726	423,710

Carrying amount at 30 June 2013
Listed[1]	1,759	117,941	5,518	569	125,787
Unlisted[2]	77,246	173,720	18,661	8,800	278,427

	79,005	291,661	24,179	9,369	404,214

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

	Treasury and other eligible bills available for sale	Debt securities available for sale	Debt securities held to maturity	Equity securities available for sale	Total
	US$m	US$m	US$m	US$m	US$m

Carrying amount at 31 December 2013
Listed[1]	1,404	134,473	6,176	3,950	146,003
Unlisted[2]	76,707	179,117	18,908	5,190	279,922

	78,111	313,590	25,084	9,140	425,925

1	The fair value of listed held-to-maturity debt securities at 30 June 2014 was US$6,682m (30 June 2013: US$5,662m; 31 December 2013: US$6,281m). Included within listed investments were US$4,069m (30 June 2013: US$2,823m; 31 December 2013: US$2,832m) of investments listed on a recognised exchange in Hong Kong.
2	Unlisted treasury and other eligible bills available for sale primarily comprise treasury bills not listed on an exchange but for which there is a liquid market.

Maturities of investments in debt securities at their carrying amounts

	At 30 June 2014	At 30 June 2013	At 31 December 2013
	US$m	US$m	US$m

Remaining contractual maturities of total debt securities:
1 year or less	71,747	80,814	81,215
5 years or less but over 1 year	153,670	134,706	154,580
10 years or less but over 5 years	59,679	47,347	50,998
over 10 years	51,711	52,973	51,881

	336,807	315,840	338,674

Remaining contractual maturities of debt securities available for sale:
1 year or less	69,692	78,106	78,222
5 years or less but over 1 year	144,859	127,063	146,200
10 years or less but over 5 years	52,676	40,049	44,556
over 10 years	44,324	46,443	44,612

	311,551	291,661	313,590

Remaining contractual maturities of debt securities held to maturity:
1 year or less	2,055	2,708	2,993
5 years or less but over 1 year	8,811	7,643	8,380
10 years or less but over 5 years	7,003	7,298	6,442
over 10 years	7,387	6,530	7,269

	25,256	24,179	25,084

13	Assets held for sale

	At 30 June 2014	At 30 June 2013	At 31 December 2013
	US$m	US$m	US$m

Disposal groups	9,620	18,921	2,912
Non-current assets held for sale	628	1,456	1,138
– property, plant and equipment	331	464	459
– loans and advances to customers	287	849	101
– other	10	143	578

Total assets held for sale	10,248	20,377	4,050

Disposal groups

The composition of disposal groups held for sale at 31 December 2013 is set out on page 521 of the Annual Report and Accounts 2013. The following changes occurred in the period to 30 June 2014:

•	the sale of banking operations in Colombia resulting in a cumulative loss until the point of disposal of US$30m;

•	the sale of banking operations in Jordan resulted in nil gain or loss on disposal;

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

•

the cessation of the sale and purchase agreement in respect of banking operations in Uruguay, resulting in the reclassification of the associated assets and liabilities to the relevant balance sheet categories; and

•	the classification as ‘held for sale’ of:

–	banking operations in Kazakhstan, with assets of US$1.0bn and liabilities of US$1.1bn;

–	the UK Pension business of HSBC Life (UK) Limited, with assets of US$7.3bn and liabilities of US$7.4bn; and

–	a portfolio of private banking assets in Switzerland, with assets of US$1.3bn including allocated goodwill of US$0.3bn and liabilities of US$3.9bn.

Property, plant and equipment

Property, plant and equipment classified as held for sale principally results from the repossession of property that had been pledged as collateral by customers. These assets are expected to be disposed of within 12 months of acquisition. The majority arose within the geographical segment, North America.

14	Trading liabilities

	At 30 June 2014	At 30 June 2013	At 31 December 2013
	US$m	US$m	US$m

Deposits by banks	47,901	80,418	43,130
Customer accounts	67,077	159,637	57,688
Other debt securities in issue	35,071	30,212	32,155
Other liabilities – net short positions in securities	78,086	72,165	74,052

	228,135	342,432	207,025

At 30 June 2014, the cumulative amount of change in fair value attributable to changes in credit risk was a loss of US$123m (30 June 2013: loss of US$25m; 31 December 2013: loss of US$95m).

In the second half of 2013, GB&M changed the way it manages repo and reverse repo activities in the Credit and Rates businesses as set out on page 154.

15	Financial liabilities designated at fair value

	At 30 June 2014	At 30 June 2013	At 31 December 2013
	US$m	US$m	US$m

Deposits by banks and customer accounts	552	457	315
Liabilities to customers under investment contracts	6,676	12,341	13,491
Debt securities in issue	51,371	53,026	53,363
Subordinated liabilities	22,716	15,089	18,230
Preferred securities	1,653	3,341	3,685

	82,968	84,254	89,084

The carrying amount at 30 June 2014 of financial liabilities designated at fair value was US$5,590m more than the contractual amount at maturity (30 June 2013: US$3,792m more; 31 December 2013: US$4,375m more). At 30 June 2014, the cumulative amount of the change in fair value attributable to changes in credit risk was a loss of US$1,543m (30 June 2013: gain of US$117m; 31 December 2013: loss of US$1,334m).

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

16	Provisions

	Restruc- turing costs	Contingent liabilities and contractual commitments	Legal proceedings and regulatory matters	Customer remediation	Other provisions	Total
	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January 2014	271	177	1,832	2,382	555	5,217
Additional provisions/increase in provisions	51	38	188	299	67	643
Provisions utilised	(77)	(1)	(214)	(1,085)	(51)	(1,428)
Amounts reversed	(20)	(14)	(157)	(64)	(46)	(301)
Unwinding of discounts	–	–	22	3	3	28
Exchange differences and other movements	1	(6)	94	37	(2)	124

At 30 June 2014	226	194	1,765	1,572	526	4,283

At 1 January 2013	251	301	1,667	2,387	646	5,252
Additional provisions/increase in provisions	32	48	487	531	300	1,398
Provisions utilised	(68)	(1)	(223)	(662)	(185)	(1,139)
Amounts reversed	(27)	(37)	(220)	(58)	(31)	(373)
Unwinding of discounts	–	1	17	4	6	28
Exchange differences and other movements	6	(100)	(25)	(61)	(199)	(379)

At 30 June 2013	194	212	1,703	2,141	537	4,787

At 1 July 2013	194	212	1,703	2,141	537	4,787
Additional provisions/increase in provisions	147	9	722	1,005	(70)	1,813
Provisions utilised	(43)	(4)	(486)	(825)	18	(1,340)
Amounts reversed	(38)	(29)	(120)	(36)	(95)	(318)
Unwinding of discounts	–	(1)	21	3	7	30
Exchange differences and other movements	11	(10)	(8)	94	158	245

At 31 December 2013	271	177	1,832	2,382	555	5,217

Further details of legal proceedings and regulatory matters are set out in Note 25. Legal proceedings include civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim) or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings. Regulatory matters refer to investigations, reviews and other actions carried out by, or in response to the actions of, regulators or law enforcement agencies in connection with alleged wrongdoing by HSBC.

Customer remediation refers to activities (root cause analysis, customer contact, case reviews, decision making and redress calculations) carried out by HSBC to compensate customers for losses or damages associated with a failure to comply with regulations or to treat customers fairly. Customer remediation is initiated by HSBC in response to customer complaints and/or industry developments in sales practices, and is not necessarily initiated by regulatory action.

Payment Protection Insurance

At 30 June 2014, a provision of US$759m (30 June 2013: US$1,013m; 31 December 2013: US$946m) was held relating to the estimated liability for redress in respect of the possible mis-selling of Payment Protection Insurance (‘PPI’) policies in previous years. An increase in provisions of US$194m was recognised during the half-year to 30 June 2014, primarily due to the identification of new rework populations and higher than expected inbound complaint volumes. Cumulative provisions made since the Judicial Review ruling in 2011 amounted to US$3,347m of which US$2,743m had been paid.

The estimated liability for redress is calculated on the basis of the total premiums paid by the customer plus simple interest of 8% per annum (or the rate inherent in the related loan product where higher). The basis for calculating the redress liability is the same for single premium and regular premium policies. Future estimated redress levels are based on historically observed redress per policy.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

A total of 5.4m PPI policies have been sold by HSBC since 2000, which generated estimated gross written premiums of approximately US$5.3bn and revenues of approximately US$4.3bn at first half of 2014 average exchange rates. At 30 June 2014, the estimated total complaints expected to be received were 1.7m, representing 31% of total policies sold. It is estimated that contact will be made with regard to 2.1m policies, representing 39% of total policies sold. This estimate includes inbound complaints as well as HSBC’s proactive contact exercise on certain policies (‘outbound contact’).

The following table details the cumulative number of complaints received at 30 June 2014 and the number of claims expected in the future:

	Cumulative to 30 June 2014	Future expected

Inbound complaints[1] (000s of policies)	1,126	229
Outbound contact (000s of policies)	448	281
Response rate to outbound contact	51%	49%
Average uphold rate per claim[2]	78%	72%
Average redress per claim (US$)	2,543	2,701

1	Excludes invalid claims where the complainant has not held a PPI policy.
2	Claims include inbound and responses to outbound contact.

The main assumptions involved in calculating the redress liability are the volume of inbound complaints, the projected period of inbound complaints, the decay rate of complaint volumes, the population identified as systemically mis-sold and the number of policies per customer complaint. The main assumptions are likely to evolve over time as root cause analysis continues, more experience is available regarding customer initiated complaint volumes received, and we handle responses to our ongoing outbound contact.

A 100,000 increase/decrease in the total inbound complaints would increase/decrease the redress provision by approximately US$211m. Each 1% increase/decrease in the response rate to our outbound contact exercise would increase/decrease the redress provision by approximately US$14m.

In addition to these factors and assumptions, the extent of the required redress will also depend on the facts and circumstances of each individual customer’s case. For these reasons, there is currently a high degree of uncertainty as to the eventual costs of redress for this matter. The decay rate implies that by the end of 2015 inbound claim volumes would mean that the redress programme is complete. However, this timing is subject to some level of uncertainty as the decay rate may change over time based on actual experience.

Interest rate derivatives

At 30 June 2014, a provision of US$317m (31 December 2013: US$776m) was held relating to the estimated liability for redress in respect of the possible mis-selling of interest rate derivatives in the UK. The provision relates to the estimated redress payable to customers in respect of historical payments under derivative contracts, the expected write-off by the bank of open derivative contract balances and the estimated project costs.

The extent to which HSBC is required to pay redress depends on the responses of contacted and other customers during the review period and the facts and circumstances of each individual case. Redress calculations have now been performed for the majority of affected customers, with provisional redress offer letters having been sent for over 90% of total expected claims.

UK Consumer Credit Act

HSBC has undertaken a review of compliance with the fixed-sum unsecured loan agreement requirements of the UK Consumer Credit Act (‘CCA’). US$367m has been recognised as at 30 June 2014 within ‘Other liabilities’ for the repayment of interest to customers where annual statements did not remind them of their right to partially prepay the loan, notwithstanding that the customer loan documentation did include this right. There is uncertainty as to whether other technical requirements of the CCA have been met, for which we have assessed the contingent liability at up to US$1.0bn.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Brazilian labour, civil and fiscal claims

Within ‘Legal proceedings and regulatory matters’ in the table on page 243 are labour, civil and fiscal litigation provisions of US$404m (30 June 2013: US$484m; 31 December 2013: US$500m). Of these provisions, US$256m (30 June 2013: US$255m; 31 December 2013: US$232m) was in respect of labour and overtime litigation claims brought by past employees against HSBC operations in Brazil following their departure from the bank. The main assumptions involved in estimating the liability are the expected number of departing employees, individual salary levels and the facts and circumstances of each individual case.

17	Maturity analysis of assets, liabilities and off-balance sheet commitments

The table on page 246 provides an analysis of consolidated total assets, liabilities and off-balance sheet commitments by residual contractual maturity at the balance sheet date. Asset and liability balances are included in the maturity analysis as follows:

•

except for reverse repos, repos and debt securities in issue, trading assets and liabilities (including trading derivatives) are included in the ‘Due less than one month’ time bucket, and not by contractual maturity, because trading balances are typically held for short periods of time;

•

financial assets and liabilities with no contractual maturity (such as equity securities) are included in the ‘Due over five years’ time bucket. Undated or perpetual instruments are classified on the basis of the contractual notice period which the counterparty of the instrument is entitled to give. Where there is no contractual notice period, undated or perpetual contracts are included in the ‘Due over five years’ time bucket;

•

non-financial assets and liabilities with no contractual maturity (such as property, plant and equipment, goodwill and intangible assets, current and deferred tax assets and liabilities and retirement benefit liabilities) are included in the ‘Due over five years’ time bucket;

•

financial instruments included within assets and liabilities of disposal groups held for sale are classified on the basis of the contractual maturity of the underlying instruments and not on the basis of the disposal transaction; and

•

liabilities under insurance contracts are included in the ‘Due over five years’ time bucket. Liabilities under investment contracts are classified in accordance with their contractual maturity. Undated investment contracts are classified on the basis of the contractual notice period investors are entitled to give. Where there is no contractual notice period, undated contracts are included in the ‘Due over five years’ time bucket.

Loan and other credit-related commitments are classified on the basis of the earliest date they can be drawn down.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

HSBC

Maturity analysis of assets and liabilities

	At 30 June 2014
	Due less than 1 month	Due between 1 and 3 months	Due between 3 and 6 months	Due between 6 and 9 months	Due between 9 months and 1 year	Due between 1 and 2 years	Due between 2 and 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial assets
Cash and balances at central banks	132,137	–	–	–	–	–	–	–	132,137
Items in the course of collection from other banks	8,144	–	–	–	–	–	–	–	8,144
Hong Kong Government certificates of indebtedness	26,640	–	–	–	–	–	–	–	26,640
Trading assets	345,144	1,025	100	–	–	–	837	–	347,106
Financial assets designated at fair value	863	346	469	646	289	1,361	3,740	24,109	31,823
Derivatives	265,816	345	551	82	309	669	1,120	947	269,839
Loans and advances to banks[1]	86,341	20,506	3,958	1,908	2,517	6,734	3,390	2,033	127,387
Loans and advances to customers[1]	252,285	81,682	54,901	30,874	35,921	96,919	189,032	305,627	1,047,241
Reverse repurchase agreements – non-trading[1]	138,214	41,593	7,387	5,034	4,190	363	1,520	–	198,301
Financial investments	30,651	43,087	33,722	20,295	21,715	43,448	111,847	118,945	423,710
Assets held for sale	1,600	199	72	106	47	115	210	6,598	8,947
Accrued income	3,503	2,339	715	671	197	521	809	1,611	10,366
Other financial assets	14,681	5,332	1,834	634	102	181	44	2,041	24,849

Total financial assets	1,306,019	196,454	103,709	60,250	65,287	150,311	312,549	461,911	2,656,490

Non-financial assets	–	–	–	–	–	–	–	97,103	97,103

Total assets	1,306,019	196,454	103,709	60,250	65,287	150,311	312,549	559,014	2,753,593
Financial liabilities
Hong Kong currency notes in circulation	26,640	–	–	–	–	–	–	–	26,640
Deposits by banks[1]	83,467	3,888	1,613	346	323	850	1,801	476	92,764
Customer accounts[1]	1,269,487	62,090	29,768	14,215	20,194	14,620	5,065	266	1,415,705
Repurchase agreements – non-trading[1]	126,600	23,791	7,603	2,239	4,523	–	–	750	165,506
Items in the course of transmission to other banks	9,936	–	–	–	–	–	–	–	9,936
Trading liabilities	189,446	1,304	3,763	3,713	2,752	6,879	9,396	10,882	228,135
Financial liabilities designated at fair value	2,648	973	9	2,135	4,291	9,211	18,622	45,079	82,968
Derivatives	258,655	40	78	41	92	698	1,650	2,240	263,494
Debt securities in issue	16,560	9,767	10,576	9,592	6,417	18,854	19,081	5,550	96,397
Liabilities of disposal groups held for sale	7,894	227	49	66	116	225	585	3,158	12,320
Accruals	5,946	2,202	1,217	1,456	336	859	633	383	13,032
Subordinated liabilities	16	114	26	183	–	308	4,006	23,399	28,052
Other financial liabilities	17,466	6,164	1,869	483	1,080	802	999	692	29,555

Total financial liabilities	2,014,761	110,560	56,571	34,469	40,124	53,306	61,838	92,875	2,464,504

Non-financial liabilities	–	–	–	–	–	–	–	90,367	90,367

Total liabilities	2,014,761	110,560	56,571	34,469	40,124	53,306	61,838	183,242	2,554,871

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

	At 30 June 2013
	Due less than 1 month	Due between 1 and 3 months	Due between 3 and 6 months	Due between 6 and 9 months	Due between 9 months and 1 year	Due between 1 and 2 years	Due between 2 and 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial assets
Cash and balances at central banks	148,285	–	–	–	–	–	–	–	148,285
Items in the course of collection from other banks	8,416	–	–	–	–	–	–	–	8,416
Hong Kong Government certificates of indebtedness	24,275	–	–	–	–	–	–	–	24,275
Trading assets	411,519	16,079	1,900	530	2,570	3	–	–	432,601
Financial assets designated at fair value	237	441	238	865	443	2,947	2,743	27,404	35,318
Derivatives	295,575	34	103	66	75	1,516	1,291	553	299,213
Loans and advances to banks[1]	83,500	22,694	5,317	995	2,566	6,208	2,137	4,393	127,810
Loans and advances to customers[1]	217,002	69,193	50,415	31,804	34,463	76,454	168,581	290,382	938,294
Reverse repurchase agreements – non-trading[1]	58,382	17,030	8,638	2,069	936	949	396	–	88,400
Financial investments	32,835	44,588	27,647	25,923	28,203	43,858	90,848	110,312	404,214
Assets held for sale	5,964	2,062	912	543	733	1,080	3,342	3,424	18,060
Accrued income	2,476	1,241	529	154	349	205	369	2,944	8,267
Other financial assets	14,876	3,841	1,534	554	710	215	43	4,080	25,853

Total financial assets	1,303,342	177,203	97,233	63,503	71,048	133,435	269,750	443,492	2,559,006

Non-financial assets	–	–	–	–	–	–	–	86,310	86,310

Total assets	1,303,342	177,203	97,233	63,503	71,048	133,435	269,750	529,802	2,645,316

Financial liabilities
Hong Kong currency notes in circulation	24,275	–	–	–	–	–	–	–	24,275
Deposits by banks[1]	80,976	3,095	1,663	1,189	1,203	1,975	1,782	826	92,709
Customer accounts[1]	1,129,001	66,980	30,032	9,556	16,019	9,060	5,780	477	1,266,905
Repurchase agreements – non-trading[1]	49,930	6,490	5,191	1,334	3,646	–	–	–	66,591
Items in the course of transmission to other banks	9,364	–	–	–	–	–	–	–	9,364
Trading liabilities	249,076	20,397	6,127	6,101	5,545	10,544	21,582	23,060	342,432
Financial liabilities designated at fair value	1,944	1,771	221	3,489	1,371	8,687	20,078	46,693	84,254
Derivatives	288,856	108	305	214	208	434	2,319	1,225	293,669
Debt securities in issue	22,742	13,188	16,833	9,679	7,189	17,136	18,391	4,231	109,389
Liabilities of disposal groups held for sale	13,759	1,635	1,042	649	678	664	631	13	19,071
Accruals	4,964	1,593	486	399	411	267	311	1,291	9,722
Subordinated liabilities	–	10	–	26	1,161	556	4,682	22,386	28,821
Other financial liabilities	17,721	5,884	1,927	558	1,004	790	769	1,567	30,220

Total financial liabilities	1,892,608	121,151	63,827	33,194	38,435	50,113	76,325	101,769	2,377,422

Non-financial liabilities	–	–	–	–	–	–	–	85,533	85,533

Total liabilities	1,892,608	121,151	63,827	33,194	38,435	50,113	76,325	187,302	2,462,955

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Maturity analysis of assets and liabilities (continued)

	At 31 December 2013
	Due less than 1 month	Due between 1 and 3 months	Due between 3 and 6 months	Due between 6 and 9 months	Due between 9 months and 1 year	Due between 1 and 2 years	Due between 2 and 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial assets
Cash and balances at central banks	166,599	–	–	–	–	–	–	–	166,599
Items in the course of collection from other banks	6,021	–	–	–	–	–	–	–	6,021
Hong Kong Government certificates of indebtedness	25,220	–	–	–	–	–	–	–	25,220
Trading assets	296,396	3,098	1,536	2,062	100	–	–	–	303,192
Financial assets designated at fair value	1,929	254	494	426	328	2,145	2,819	30,035	38,430
Derivatives	277,747	48	88	389	552	716	1,486	1,239	282,265
Loans and advances to banks[1]	76,551	22,107	5,397	1,429	1,290	6,129	2,779	4,364	120,046
Loans and advances to customers[1]	230,736	73,463	56,053	29,273	32,194	87,942	182,525	299,903	992,089
Reverse repurchase agreements – non-trading[1]	134,242	35,329	5,287	1,239	2,072	1,136	385	–	179,690
Financial investments	34,331	48,053	35,877	22,353	18,816	50,711	105,340	110,444	425,925
Assets held for sale	1,067	541	193	199	229	156	373	744	3,502
Accrued income	3,593	2,312	619	644	148	653	581	1,626	10,176
Other financial assets	14,059	4,831	1,655	526	323	324	73	2,166	23,957

Total financial assets	1,268,491	190,036	107,199	58,540	56,052	149,912	296,361	450,521	2,577,112

Non-financial assets	–	–	–	–	–	–	–	94,206	94,206

Total assets	1,268,491	190,036	107,199	58,540	56,052	149,912	296,361	544,727	2,671,318

Financial liabilities
Hong Kong currency notes in circulation	25,220	–	–	–	–	–	–	–	25,220
Deposits by banks[1]	76,298	3,931	1,796	858	318	737	1,922	647	86,507
Customer accounts[1]	1,229,694	60,683	26,940	13,704	15,384	8,717	5,937	238	1,361,297
Repurchase agreements – non-trading[1]	136,137	13,058	6,583	3,711	4,231	–	–	500	164,220
Items in the course of transmission to other banks	6,910	–	–	–	–	–	–	–	6,910
Trading liabilities	161,231	11,405	4,886	2,844	3,653	6,323	7,979	8,704	207,025
Financial liabilities designated at fair value	4,907	157	92	2,266	68	9,348	21,544	50,702	89,084
Derivatives	269,816	33	95	84	61	563	1,978	1,654	274,284
Debt securities in issue	20,739	8,280	15,734	7,442	8,106	18,552	19,850	5,377	104,080
Liabilities of disposal groups held for sale	2,125	208	131	98	107	49	42	5	2,765
Accruals	6,016	3,950	1,388	584	741	811	618	460	14,568
Subordinated liabilities	21	28	1,171	144	6	1,435	3,406	22,765	28,976
Other financial liabilities	17,126	6,317	1,759	598	751	971	932	471	28,925

Total financial liabilities	1,956,240	108,050	60,575	32,333	33,426	47,506	64,208	91,523	2,393,861

Non-financial liabilities	–	–	–	–	–	–	–	86,998	86,998

Total liabilities	1,956,240	108,050	60,575	32,333	33,426	47,506	64,208	178,521	2,480,859

1	See footnote 2 on page 213.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Maturity analysis of off-balance sheet commitments received

	Due less than 1 month	Due between 1 and 3 months	Due between 3 and 6 months	Due between 6 and 9 months	Due between 9 months and 1 year	Due between 1 and 2 years	Due between 2 and 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Loan and other credit-related commitments
At 30 June 2014	2,987	–	–	–	–	–	–	–	2,987
At 30 June 2013	455	4	8	6	8	29	93	230	833
At 31 December 2013	953	–	–	–	–	–	–	–	953
Maturity analysis of off-balance sheet commitments given
	Due less than 1 month	Due between 1 and 3 months	Due between 3 and 6 months	Due between 6 and 9 months	Due between 9 months and 1 year	Due between 1 and 2 years	Due between 2 and 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Loan and other credit-related commitments
At 30 June 2014	444,957	46,101	25,155	15,011	20,819	13,005	50,181	26,839	642,068
At 30 June 2013	411,243	44,863	19,905	13,918	25,458	10,980	42,604	18,975	587,946
At 31 December 2013	404,598	45,255	18,770	16,927	20,242	13,320	46,652	21,839	587,603

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

18	Offsetting of financial assets and financial liabilities

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

	Gross amounts of recognised financial assets	Gross amounts offset in the balance sheet	Amounts presented in the balance sheet	Amounts not set off in the balance sheet
				Financial instruments[1]	Cash collateral received	Net amount
	US$m	US$m	US$m	US$m	US$m	US$m

At 30 June 2014
Derivatives[2] (Note 10)	507,782	(237,943)	269,839	(219,192)	(31,539)	19,108

Reverse repos, stock borrowing and similar agreements[3]	302,581	(85,893)	216,688	(210,904)	(68)	5,716
Classified as:
– trading assets	19,972	(1,585)	18,387	(18,387)	–	–
– non-trading assets	282,609	(84,308)	198,301	(192,517)	(68)	5,716

Loans and advances to customers at amortised cost[4]	210,661	(97,748)	112,913	(103,064)	–	9,849

	1,021,024	(421,584)	599,440	(533,160)	(31,607)	34,673

At 30 June 2013
Derivatives[2] (Note 10)	595,538	(296,325)	299,213	(218,509)	(35,568)	45,136

Reverse repos, stock borrowing and similar agreements[3]	298,858	(88,777)	210,081	(207,203)	(845)	2,033
Classified as:
– trading assets	169,143	(47,498)	121,645	(120,858)	(617)	170
– non-trading assets	129,715	(41,279)	88,436	(86,345)	(228)	1,863

Loans and advances to customers at amortised cost[4]	162,965	(83,946)	79,019	(71,300)	–	7,719

	1,057,361	(469,048)	588,313	(497,012)	(36,413)	54,888

At 31 December 2013
Derivatives[2] (Note 10)	569,595	(287,330)	282,265	(215,957)	(36,387)	29,921

Reverse repos, stock borrowing and similar agreements[3]	288,903	(88,775)	200,128	(197,287)	(57)	2,784
Classified as:
– trading assets	39,008	(18,570)	20,438	(20,438)	–	–
– non-trading assets	249,895	(70,205)	179,690	(176,849)	(57)	2,784

Loans and advances to customers at amortised cost[4]	192,437	(92,654)	99,783	(89,419)	–	10,364

	1,050,935	(468,759)	582,176	(502,663)	(36,444)	43,069

1	Including non-cash collateral.
2	Including amounts that are both subject to and not subject to enforceable master netting agreements and similar agreements.
3	For the amount of reverse repos, stock borrowing and similar agreements recognised in the balance sheet, see the ‘Consolidated funding sources and uses’ table on page 153. In the analysis above, the US$18,387m (30 June 2013: US$121,645m; 31 December 2013: US$20,438m) of trading assets presented in the balance sheet comprised US$4,484m of reverse repos (30 June 2013: US$104,273m; 31 December 2013: US$10,120m) and US$13,903m of stock borrowing (30 June 2013: US$17,372m; 31 December 2013: US$10,318m).
4	At 30 June 2014, the total amount of loans and advances to customers at amortised cost was US$1,047,241m (30 June 2013: US$938,294m; 31 December 2013: US$992,089m) of which US$112,913m (30 June 2013: US$79,019m; 31 December 2013: US$99,783m) was subject to offsetting. For the amount of loans and advances to customers excluding reverse repos at amortised cost recognised in the balance sheet, see the ‘Consolidated funding sources and uses’ table on page 153.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

	Gross amounts of recognised financial liabilities	Gross amounts offset in the balance sheet	Amounts presented in the balance sheet	Amounts not set off in the balance sheet
				Financial instruments[1]	Cash collateral pledged	Net amount
	US$m	US$m	US$m	US$m	US$m	US$m

At 30 June 2014
Derivatives[2] (Note 10)	501,437	(237,943)	263,494	(220,019)	(23,163)	20,312

Repos, stock lending and similar agreements[3]	271,840	(85,893)	185,947	(182,451)	(80)	3,416
Classified as:
– trading liabilities	22,026	(1,585)	20,441	(20,431)	–	10
– non-trading liabilities	249,814	(84,308)	165,506	(162,020)	(80)	3,406

Customer accounts at amortised cost[4]	213,686	(97,748)	115,938	(103,064)	–	12,874

	986,963	(421,584)	565,379	(505,534)	(23,243)	36,602

At 30 June 2013
Derivatives[2] (Note 10)	589,994	(296,325)	293,669	(218,444)	(34,252)	40,973

Repos, stock lending and similar agreements[3]	299,972	(88,777)	211,195	(209,898)	(203)	1,094
Classified as:
– trading liabilities	192,101	(47,498)	144,603	(144,395)	–	208
– non-trading liabilities	107,871	(41,279)	66,592	(65,503)	(203)	886

Customer accounts at amortised cost[4]	171,128	(83,946)	87,182	(71,300)	–	15,882

	1,061,094	(469,048)	592,046	(499,642)	(34,455)	57,949

At 31 December 2013
Derivatives[2] (Note 10)	561,614	(287,330)	274,284	(216,596)	(29,093)	28,595

Repos, stock lending and similar agreements[3]	282,634	(88,775)	193,859	(193,354)	(81)	424
Classified as:
– trading liabilities	48,209	(18,570)	29,639	(29,625)	–	14
– non-trading liabilities	234,425	(70,205)	164,220	(163,729)	(81)	410

Customer accounts at amortised cost[4]	195,153	(92,654)	102,499	(89,394)	–	13,105

	1,039,401	(468,759)	570,642	(499,344)	(29,174)	42,124

1	Including non-cash collateral.
2	Including amounts that are both subject to and not subject to enforceable master netting agreements and similar agreements.
3	For the amount of repos, stock lending and similar agreements recognised in the balance sheet, see the ‘Consolidated funding sources and uses’ table on page 153. In the analysis above, the US$20,441m (30 June 2013: US$144,603m; 31 December 2013: US$29,639m) of trading liabilities presented in the balance sheet comprised US$5,189m of repos (30 June 2013: US$134,506m; 31 December 2013: US$17,421m) and US$15,252m of stock lending (30 June 2013: US$10,097m; 31 December 2013: US$12,218m).
4	At 30 June 2014, the total amount of customer accounts at amortised cost was US$1,415,705m (30 June 2013: US$1,266,905m; 31 December 2013: US$1,361,297m) of which US$115,937m (30 June 2013: US$87,182m; 31 December 2013: US$102,499m) was subject to offsetting. For the amount of customer accounts excluding repos at amortised cost recognised in the balance sheet, see the ‘Consolidated funding sources and uses’ table on page 153.

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously (‘the offset criteria’).

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Derivatives and reverse repo/repo agreements included in ‘Amounts not set off in the balance sheet’ relate to transactions where:

•

the counterparty has an offsetting exposure with HSBC and a master netting or similar arrangement is in place with a right of set-off only in the event of default, insolvency or bankruptcy, or the offset criteria are otherwise not satisfied; and

•	cash and non-cash collateral received/pledged in respect of the transactions described above.

The Group offsets certain loans and advances to customers and customer accounts when the offset criteria are met and the amounts presented above represent this subset of the total amounts recognised in the balance sheet. Of this subset, the loans and advances to customers and customer accounts included in ‘Amounts not set off in the balance sheet’ primarily relate to transactions where the counterparty has an offsetting exposure with HSBC and an agreement is in place with the right of offset but the offset criteria are otherwise not satisfied.

19	Assets charged as security for liabilities and collateral accepted as security for assets

Financial assets pledged to secure liabilities

	Assets pledged at
	30 June	30 June	31 December
	2014	2013	2013
	US$m	US$m	US$m

Treasury bills and other eligible securities	4,100	5,652	6,387
Loans and advances to banks	25,951	26,150	17,733
Loans and advances to customers	87,630	83,657	87,894
Debt securities	169,510	210,629	190,095
Equity shares	10,147	8,594	8,816
Other	1,035	1,747	1,035

	298,373	336,429	311,960

The table above shows assets over which a legal charge has been granted to secure liabilities on a legal and contractual basis. The amount of such assets may be greater than the book value of assets utilised as collateral for funding purposes or to cover liabilities. This is the case for securitisations and covered bonds where the amount of liabilities issued, plus any mandatory over-collateralisation, is less than the book value of financial assets available for funding or collateral purposes in the relevant pool of assets. This is also the case where financial assets are placed with a custodian or settlement agent, which has a floating charge over all the financial assets placed to secure any liabilities under settlement accounts.

These transactions are conducted under terms that are usual and customary to collateralised transactions, including, where relevant, standard securities lending and repurchase agreements.

Collateral accepted as security for assets

The fair value of assets accepted as collateral in relation to reverse repos and stock borrowing that HSBC is permitted to sell or repledge in the absence of default was US$272,516m (30 June 2013: US$293,935m; 31 December 2013: US$259,617m). The fair value of any such collateral that has been sold or repledged was US$186,823m (30 June 2013: US$184,604m; 31 December 2013: US$186,013m). HSBC is obliged to return equivalent securities.

These transactions are conducted under terms that are usual and customary to standard securities borrowing and reverse repo agreements.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

20	Notes on the statement of cash flows

	Half-year to
	30 June 2014	30 June 2013	31 December 2013
	US$m	US$m	US$m

Other non-cash items included in profit before tax

Depreciation, amortisation and impairment	1,119	1,214	1,116
(Gains)/losses arising from dilution/reclassification of interests in associates	32	(1,089)	38
Revaluations on investment property	(71)	(110)	(3)
Share-based payment expense	333	355	275
Loan impairment losses gross of recoveries and other credit risk provisions	2,611	3,837	3,519
Provisions	370	1,053	1,525
Release of impairment of financial investments	(191)	(36)	–
Charge/(credit) for defined benefit plans	258	(126)	247
Accretion of discounts and amortisation of premiums	(177)	(7)	187

	4,284	5,091	6,904

Change in operating assets

Change in prepayments and accrued income	(530)	(341)	(1,227)
Change in net trading securities and net derivatives	(15,790)	13,398	(38,268)
Change in loans and advances to banks	2,481	5,002	29,434
Change in loans and advances to customers	(60,076)	6,693	(53,244)
Change in reverse repurchase agreements – non-trading	(8,776)	(18,287)	(91,291)
Change in financial assets designated at fair value	(8)	(1,585)	(3,337)
Change in other assets	(3,567)	16,041	(11,887)

	(86,266)	20,921	(169,820)

Change in operating liabilities

Change in accruals and deferred income	(1,189)	(1,803)	4,888
Change in deposits by banks	6,310	(1,966)	(5,815)
Change in customer accounts	59,287	(29,128)	86,494
Change in repurchase agreements – non-trading	1,286	26,023	97,629
Change in debt securities in issue	(7,683)	(10,072)	(5,309)
Change in financial liabilities designated at fair value	(3,562)	(3,466)	4,460
Change in other liabilities	4,659	(658)	3,480

	59,108	(21,070)	185,827

Interest and dividends

Interest paid	(7,775)	(8,789)	(8,473)
Interest received	24,725	25,767	25,056
Dividends received	630	587	546

	At 30 June 2014	At 30 June 2013	At 31 December 2013
	US$m	US$m	US$m

Cash and cash equivalents

Cash and balances at central banks	132,137	148,285	166,599
Items in the course of collection from other banks	8,144	8,416	6,021
Loans and advances to banks of one month or less	112,078	131,082	96,583
Reverse repurchase agreements with banks of one month or less	77,842	39,938	68,008
Treasury bills, other bills and certificates of deposit less than three months	14,233	25,014	15,980
Less: items in the course of transmission to other banks	(9,936)	(9,364)	(6,910)

	334,498	343,371	346,281

Disposal of significant subsidiaries and businesses

Proceeds from the disposal of Ping An arose from the sale of our remaining investment in Ping An during the first half of 2013, as described on page 521 of the Annual Report and Accounts 2013.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

21	Interests in associates and joint ventures

Associates

At 30 June 2014, the carrying amount of HSBC’s interests in associates was US$17,236m (30 June 2013: US$15,429m; 31 December 2013: US$16,417m).

Principal associates of HSBC

	At 30 June 2014		At 30 June 2013		At 31 December 2013
	Carrying amount	Fair value[1]	Carrying amount	Fair value[1]	Carrying amount	Fair value[1]
	US$m	US$m	US$m	US$m	US$m	US$m

Listed
Bank of Communications Co., Limited	14,113	9,757	12,394	9,092	13,412	9,954
The Saudi British Bank	2,579	5,205	2,242	3,957	2,437	4,693

	16,692	14,962	14,636	13,049	15,849	14,647

1	Principal associates are listed on recognised stock exchanges. The fair values are based on the quoted market prices of the shares held (Level 1 in the fair value hierarchy).

	At 30 June 2014
	Country of incorporation and principal place of business		Principal activity	HSBC’s interest in equity capital	Issued equity capital

Bank of Communications Co., Limited	PRC	[1]	Banking services	19.03%	RMB74,263m

The Saudi British Bank	Saudi Arabia		Banking services	40.00%	SR10,000m

1	People’s Republic of China.

Bank of Communications Co., Limited (‘BoCom’)

HSBC’s investment in BoCom was equity accounted with effect from August 2004. HSBC’s significant influence in BoCom was established as a result of representation on the Board of Directors and, in accordance with the Technical Cooperation and Exchange Programme, HSBC is assisting in the maintenance of financial and operating policies and a number of staff have been seconded to assist in this process.

For the period ended 30 June 2014, HSBC included the associate’s results on the basis of financial statements made up for the six months to 31 March 2014, taking into account the financial effect of significant transactions or events in the subsequent period from 1 April 2014 to 30 June 2014.

Impairment testing

As at 30 June 2014, the fair value of HSBC’s investment in BoCom had been below the carrying amount for approximately 26 months, apart from a short period in 2013. As a result, we performed an impairment test on the carrying amount of the investment in BoCom. The test confirmed that there was no impairment as at 30 June 2014.

	At 30 June 2014			At 31 December 2013
	VIU	Carrying value	Fair value	VIU	Carrying value	Fair value
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

BoCom	14.6	14.1	9.8	14.0	13.4	10.0

Basis of recoverable amount

The impairment test was performed by comparing the recoverable amount of BoCom, determined by a value-in-use (‘VIU’) calculation, with its carrying amount. The VIU calculation uses discounted cash flow projections based on management’s estimates. Cash flows beyond the short to medium-term are then extrapolated in perpetuity using a long-term growth rate. An imputed capital maintenance charge (‘CMC’) is calculated as a deduction from forecast cash flows. The principal inputs to the CMC calculation include estimates of asset growth, the ratio of risk-weighted

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

assets to total assets, and the expected regulatory capital requirements. Management judgement is required in estimating the future cash flows of BoCom.

During 2014, the ratio of risk-weighted assets to total assets and the cost-income ratio were further identified as key assumptions to which the VIU is sensitive.

Key assumptions in VIU calculation

Long-term growth rate: the growth rate used was 5% (2013: 5%) for periods after 2018 and does not exceed forecast GDP growth in China.

Discount rate: the discount rate of 13% (2013: 13%) was based on an internal cost of capital rate used to evaluate investments in the mainland China and was adjusted upwards to reflect a degree of risk and uncertainty. We corroborated this against a range of rates derived by applying a Capital Asset Pricing Model (‘CAPM’) calculation for BoCom, using market data inputs. These data inputs consist of a number of financial and economic variables including the risk-free rate and a market premium to reflect the inherent risk of BoCom. The discount rate of 13% was further benchmarked against a range of estimates made by external analysts. The discount rate used was within the range of 11.2% to 15.3% (2013: 10.5% to 15.0%) indicated by the CAPM and external sources.

Loan impairment charge as a percentage of customer advances: the ratio increased from 0.63% to 1% (2013: 0.64% to 1%) in the short to medium term. The long-term ratio was assumed to revert to a historical rate of 0.65% (2013: 0.64%). The rates were within the medium-term range forecasts of 0.52% to 1.11% (2013: 0.55% to 1.20%) disclosed by external analysts.

Risk-weighted assets as a percentage of total assets: the ratio used was 70.2% for periods from 2014 onwards to perpetuity (2013: 68.7%).

Cost-income ratio: the ratio used increased from 40.8% to 43.0% (2013: 39.7% to 43.2%) in the short to medium term. The ratios were within the short to medium-term range forecasts of 39.8% to 44.3% (2013: 38.0% to 44.2%) disclosed by external analysts.

Sensitivity analyses were performed on each key assumption to ascertain the impact of reasonably possible changes in assumptions. The following changes to the key assumptions used in the VIU calculation would be necessary to reduce headroom to nil:

Key assumption	Changes to key assumption to reduce headroom to nil
• Long-term growth rate • Discount rate • Loan impairment charge as a percentage of customer advances • Risk-weighted assets as a percentage of total assets • Cost-income ratio	• Decrease by 13 basis points • Increase by 12 basis points • Increase by 2.5 basis points • Increase by 1% • Increase by 55 basis points

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

The following table illustrates the effect on VIU of reasonably possible changes to key assumptions. This reflects the sensitivity of VIU to each key assumption on its own and it is possible that more than one favourable and/or unfavourable change will occur at the same time.

	Favourable change		Current model	Unfavourable change
	US$bn	US$bn	US$bn	US$bn	US$bn

At 30 June 2014
Carrying value: US$14.1bn
Long-term growth rate	+50bp	+100bp	5%	-50bp	-100bp
VIU	16.0	17.7	14.6	13.3	12.1
Increase/(decrease) in VIU	1.4	3.1		(1.3)	(2.5)

Discount rate	-50bp	-100bp	13%	+50bp	+100bp
VIU	16.2	18.1	14.6	13.1	11.9
Increase/(decrease) in VIU	1.6	3.5		(1.5)	(2.7)

Loan impairment charge as a percentage of customer advances	0.65% throughout		2014-18: 0.63%-1.00% 2019 onwards: 0.65%	1.00% from 2014-18
VIU	15.0		14.6	13.6
Increase/(decrease) in VIU	0.4			(1.0)

Risk-weighted assets as a percentage of total assets	-100bp	-200bp	70.2% throughout	+100bp	+200bp
VIU	14.9	15.3	14.6	14.2	13.8
Increase/(decrease) in VIU	0.3	0.7		(0.4)	(0.8)

Cost income ratio	-50bp	-100bp	2014-18: 40.8%-43.0% 2019 onwards: 43.0%	+50bp	+100bp
VIU	14.9	15.2	14.6	14.2	13.9
Increase/(decrease) in VIU	0.3	0.6		(0.4)	(0.7)

At 31 December 2013
Carrying value: US$13.4bn
Long-term growth rate	+50bp	+100bp	5%	-50bp	-100bp
VIU	15.4	16.9	14.0	12.9	11.8
Increase/(decrease) in VIU	1.4	2.9		(1.1)	(2.2)

Discount rate	-50bp	-100bp	13%	+50bp	+100bp
VIU	15.6	17.3	14.0	12.7	11.6
Increase/(decrease) in VIU	1.6	3.3		(1.3)	(2.4)

Loan impairment charge as a percentage of customer advances	0.64% throughout		2013-18: 0.64%-1.00% 2019 onwards: 0.64%	1.00% from 2014-18
VIU	14.8		14.0	13.5
Increase/(decrease) in VIU	0.8			(0.5)

Risk-weighted assets as a percentage of total assets	-100bp	-200bp	68.7% throughout	+100bp	+200bp
VIU	14.4	14.7	14.0	13.7	13.4
Increase/(decrease) in VIU	0.4	0.7		(0.3)	(0.6)

Cost income ratio	-50bp	-100bp	2013-18: 39.7%-43.2% 2019 onwards: 43.2%	+50bp	+100bp
VIU	14.3	14.7	14.0	13.7	13.4
Increase/(decrease) in VIU	0.3	0.7		(0.3)	(0.6)

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Joint ventures

At 30 June 2014, the carrying amount of HSBC’s interests in joint ventures was US$261m (30 June 2013: US$247m; 31 December 2013: US$223m).

Principal joint ventures of HSBC

	At 30 June 2014
	Country of incorporation and principal place of business	Principal activity	HSBC’s interest in equity capital	Issued equity capital

HSBC Saudi Arabia Limited	Saudi Arabia	Investment banking	49.00%	SR500m
Vaultex UK Limited	England	Cash management	50.00%	£10m

22	Contingent liabilities, contractual commitments and guarantees

	At 30 June 2014	At 30 June 2013	At 31 December 2013
	US$m	US$m	US$m

Guarantees and contingent liabilities
Guarantees	87,800	80,600	84,554
Other contingent liabilities	394	228	182

	88,194	80,828	84,736

Commitments
Documentary credits and short-term trade-related transactions	12,986	13,078	12,154
Forward asset purchases and forward deposits placed	2,353	710	1,005
Undrawn formal standby facilities, credit lines and other commitments to lend	626,729	574,158	574,444

	642,068	587,946	587,603

The above table discloses the nominal principal amounts of commitments (excluding capital commitments, which are separately discussed below), guarantees and other contingent liabilities which are mainly credit-related instruments including both financial and non-financial guarantees and commitments to extend credit. Contingent liabilities arising from legal proceedings and regulatory matters against the Group are disclosed in Note 25. Nominal principal amounts represent the amounts at risk should contracts be fully drawn upon and clients default. The amount of the loan commitments shown above reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. As a significant proportion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements.

Capital commitments

In addition to the commitments disclosed above, at 30 June 2014 HSBC had US$513m (30 June 2013: US$401m; 31 December 2013: US$401m) of capital commitments contracted but not provided for and US$232m (30 June 2013: US$196m; 31 December 2013: US$112m) of capital commitments authorised but not contracted for.

23	Segmental analysis

HSBC operates a matrix management structure which includes geographical regions and global businesses. HSBC considers that geographical operating segments represent the most appropriate information for users of the financial statements to best evaluate the nature and financial effects of HSBC’s business activities and the economic environment in which it operates. HSBC’s operating segments are Europe, Asia, Middle East and North Africa, North America and Latin America.

Previously, HSBC’s operating segments were reported as Europe, Hong Kong, Rest of Asia-Pacific, Middle East and North Africa, North America and Latin America. Hong Kong and Rest of Asia-Pacific are no longer regarded as separate reportable operating segments, having considered the geographical financial information presented to the chief operating decision maker (‘CODM’). From 1 January 2014, they have been replaced by a new operating segment, ‘Asia’, which better aligns with internal management information used for evaluation when making business decisions and resource allocations. The CODM continues to be the Group Management Board and the

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

basis for measuring segmental results has not changed. Comparative financial information has been re-presented accordingly.

There has been no change in the underlying business operations comprising the Asia segment, which were previously reported in Hong Kong and Rest of Asia-Pacific. Reported net operating income in Asia for the half-year to 30 June 2014 was US$12,107m (30 June 2013: US$13,291m; 31 December 2013: US$11,141m). This was US$346m lower (30 June 2013: US$355m lower; 31 December 2013: US$394m lower) than would be calculated by adding net operating income reported for Hong Kong and Rest of Asia-Pacific on an individual basis. The reduction in net operating income is offset by an equal decrease in operating expenses. The difference relates to shared service recharges and business activity undertaken between the two regions which form revenue or expense on an individual basis, but are eliminated as ‘inter-segment’ activity when reported as Asia. There is no difference between profit before tax reported for Asia and that which would be calculated by adding the profit before tax of Hong Kong and Rest of Asia-Pacific on an individual basis.

	Europe	Asia	MENA	North America	Latin America	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net operating income[1]

Half-year to 30 June 2014
Net operating income	10,873	12,107	1,294	4,067	4,265	(1,439)	31,167
External	10,335	11,343	1,271	3,948	4,270	–	31,167
Inter-segment	538	764	23	119	(5)	(1,439)	–

Half-year to 30 June 2013
Net operating income	11,474	13,291	1,253	4,632	4,958	(1,236)	34,372
External	11,092	12,507	1,262	4,534	4,977	–	34,372
Inter-segment	382	784	(9)	98	(19)	(1,236)	–

Half-year to 31 December 2013
Net operating income	9,493	11,141	1,250	4,171	5,610	(1,392)	30,273
External	9,016	10,346	1,235	4,035	5,641	–	30,273
Inter-segment	477	795	15	136	(31)	(1,392)	–

Profit/(loss) before tax

Half-year to:
30 June 2014	2,258	7,894	989	825	374	–	12,340
30 June 2013	2,768	9,262	909	666	466	–	14,071
31 December 2013	(943)	6,591	785	555	1,506	–	8,494

Balance sheet information

At 30 June 2014
Total assets	1,430,863	874,334	61,289	437,706	125,630	(176,229)	2,753,593
Total liabilities	1,362,091	807,906	51,619	398,776	110,708	(176,229)	2,554,871

At 30 June 2013
Total assets	1,365,534	799,842	63,292	473,218	123,032	(179,602)	2,645,316
Total liabilities	1,304,260	742,802	53,801	434,361	107,333	(179,602)	2,462,955

At 31 December 2013
Total assets	1,392,959	831,791	60,810	432,035	113,999	(160,276)	2,671,318
Total liabilities	1,326,537	770,938	50,706	393,635	99,319	(160,276)	2,480,859

1	Net operating income before loan impairment charges and other credit risk provisions.

Financial information presented on previous geographical operating segments

The following information is presented in accordance with our previous operating segmentation as set out in the Annual Report and Accounts 2013 on page 472.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net operating income[1]

Half-year to 30 June 2014
Net operating income	10,873	7,221	5,232	1,294	4,067	4,265	(1,785)	31,167
External	10,335	6,628	4,715	1,271	3,948	4,270	–	31,167
Inter-segment	538	593	517	23	119	(5)	(1,785)	–

Half-year to 30 June 2013
Net operating income	11,474	6,643	7,003	1,253	4,632	4,958	(1,591)	34,372
External	11,092	6,098	6,409	1,262	4,534	4,977	–	34,372
Inter-segment	382	545	594	(9)	98	(19)	(1,591)	–

Half-year to 31 December 2013
Net operating income	9,493	6,560	4,975	1,250	4,171	5,610	(1,786)	30,273
External	9,016	5,933	4,413	1,235	4,035	5,641	–	30,273
Inter-segment	477	627	562	15	136	(31)	(1,786)	–

Profit/(loss) before tax

Half-year to:
30 June 2014	2,258	4,549	3,345	989	825	374	–	12,340
30 June 2013	2,768	4,205	5,057	909	666	466	–	14,071
31 December 2013	(943)	3,884	2,707	785	555	1,506	–	8,494

Balance sheet information

At 30 June 2014
Total assets	1,430,863	574,679	357,721	61,289	437,706	125,630	(234,295)	2,753,593
Total liabilities	1,362,091	547,402	318,570	51,619	398,776	110,708	(234,295)	2,554,871

At 30 June 2013
Total assets	1,365,534	528,712	325,271	63,292	473,218	123,032	(233,743)	2,645,316
Total liabilities	1,304,260	498,691	298,252	53,801	434,361	107,333	(233,743)	2,462,955

At 31 December 2013
Total assets	1,392,959	555,413	335,937	60,810	432,035	113,999	(219,835)	2,671,318
Total liabilities	1,326,537	523,579	306,918	50,706	393,635	99,319	(219,835)	2,480,859

1	Net operating income before loan impairment charges and other credit risk provisions.

24	Goodwill impairment

As described on page 513 of the Annual Report and Accounts 2013, HSBC tests goodwill for impairment as at 1 July each year and whenever there is an indication that goodwill may be impaired. At 30 June 2014, we reviewed the inputs used in our most recent impairment test in the light of current economic and market conditions and there was no indication of goodwill impairment.

25	Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material, either individually or in the aggregate. The recognition of provisions is determined in accordance with the accounting policies set out in Note 2. Where an individual provision is material, the fact that a provision has been made is stated and quantified. Any provision recognised does not constitute an admission of wrongdoing or legal liability. While the outcome of these matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings and regulatory matters as at 30 June 2014 (see Note 16). It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Securities litigation

As a result of an August 2002 restatement of previously reported consolidated financial statements and other corporate events, including the 2002 settlement with 46 states and the District of Columbia relating to real estate lending practices, Household International and certain former officers were named as defendants in a class action lawsuit, Jaffe v. Household International, Inc., et al. (N.D. Ill. No. 02 C5893), filed on 19 August 2002 in the US District Court for the Northern District of Illinois (the ‘Illinois District Court’). The complaint asserted claims under § 10 and § 20 of the Securities Exchange Act of 1934 and alleged that the defendants knowingly or recklessly made false and misleading statements of material fact relating to Household International’s Consumer Lending operations, including collections, sales and lending practices, some of which ultimately led to the 2002 state settlement agreement, and facts relating to accounting practices evidenced by the restatement. Ultimately, a class was certified on behalf of all persons who acquired and disposed of Household International common stock between 30 July 1999 and 11 October 2002.

A jury trial concluded in April 2009, which was decided partly in favour of the plaintiffs. Various legal challenges to the verdict were raised in post-trial briefing.

In December 2011, following the submission of claim forms by class members, the Court-appointed claims administrator to the Illinois District Court reported that the total number of claims that generated an allowed loss was 45,921, and that the aggregate amount of these claims was approximately US$2.2bn. The defendants filed legal challenges regarding the presumption of reliance as to the class and compliance with the claim form requirements, which the Illinois District Court, in September 2012, rejected for the most part. The Illinois District Court directed further proceedings before a court-appointed Special Master to address certain claims submission issues.

On 4 October 2013, the Illinois District Court denied the defendants’ additional post-trial motions for judgement as a matter of law or, in the alternative, for a new trial, and granted plaintiffs’ motions for a partial final judgement and awarded pre-judgement interest at the prime rate, compounded annually. Subsequently, on 17 October 2013, the Illinois District Court entered a partial final judgement against the defendants in the amount of approximately US$2.5bn. In addition to the partial judgement that has been entered, there also remain approximately US$625m in claims, prior to imposition of pre-judgement interest, that still are subject to objections that have not yet been ruled upon by the Illinois District Court.

The defendants have filed a Notice of Appeal of the partial final judgement, and oral argument was heard by the US Court of Appeals for the Seventh Circuit on 29 May 2014. We await a decision from the appellate court. The defendants have also filed a Supersedeas Bond in the approximate amount of the judgement (US$2.5bn) in order to stay execution on the judgement pending appeal. Despite the jury verdict, the various rulings of the Illinois District Court, and the partial final judgement, we continue to believe that we have meritorious grounds for relief on appeal. The timing and outcome of the ultimate resolution of this matter is uncertain.

Given the complexity and uncertainties associated with the actual determination of damages, including the outcome of any appeals, there is a wide range of possible damages. If the Court of Appeals rejects or only partially accepts our arguments, the amount of damages, based upon that partial final judgement, and other pending claims and the application of pre-judgement interest on those pending claims, may lie in a range from a relatively insignificant amount to an amount up to or exceeding US$3.6bn. Once a judgement is entered (such as the approximately US$2.5bn partial final judgement entered on 17 October 2013), post-judgement interest accrues on the judgement at a rate equal to the weekly average of the one-year constant maturity treasury yield as published by the Federal Reserve System. A provision has been made based on management’s best estimate of probable outflows.

Bernard L. Madoff Investment Securities LLC

In December 2008, Bernard L. Madoff (‘Madoff’) was arrested for running a Ponzi scheme, and a trustee was appointed for the liquidation of his firm, Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’), an SEC-registered broker-dealer and investment adviser. Since his appointment, the trustee has been recovering assets and processing claims of Madoff Securities customers. Madoff subsequently pleaded guilty to various charges and is serving a 150-year prison sentence. He has acknowledged, in essence, that while purporting to invest his customers’ money in securities and, upon request, return their profits and principal, he in fact never invested in securities and used other customers’ money to fulfil requests for the return of profits and principal. Other individuals associated with Madoff Securities have also pleaded guilty, and several former employees of Madoff Securities were recently convicted at trial in the US and are awaiting sentencing.

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Notes on the Financial Statements (unaudited) (continued)

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the purported aggregate value of these funds was US$8.4bn, an amount that includes fictitious profits reported by Madoff. Based on information available to HSBC, we have estimated that the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time that HSBC serviced the funds totalled approximately US$4bn.

Plaintiffs (including funds, fund investors, and the Madoff Securities trustee) have commenced Madoff-related proceedings against numerous defendants in a multitude of jurisdictions. Various HSBC companies have been named as defendants in suits in the US, Ireland, Luxembourg and other jurisdictions. Certain suits (which include US putative class actions) allege that the HSBC defendants knew or should have known of Madoff’s fraud and breached various duties to the funds and fund investors.

In December 2011, claims against HSBC and other defendants by fund investors in three related putative class actions pending in the US District Court for the Southern District of New York (the ‘New York District Court’) were dismissed on grounds of forum non conveniens. In September 2013, the US Court of Appeals for the Second Circuit affirmed the dismissal of the claims. The plaintiffs filed a petition for panel rehearing, and rehearing en banc. In May 2014, the Court of Appeals denied the request for panel rehearing. The request for rehearing en banc remains pending.

The Madoff Securities trustee has commenced suits against various HSBC companies in the US Bankruptcy Court and in the English High Court. The US action (which also names certain funds, investment managers, and other non-HSBC companies and individuals) sought US$9bn in damages and additional recoveries from HSBC and the various non-HSBC co-defendants and alleged that HSBC aided and abetted Madoff’s fraud and breach of fiduciary duty. In July 2011, the New York District Court dismissed the trustee’s various common law claims on the grounds that the trustee lacks standing to assert them, and that dismissal was affirmed in a decision issued by the US Court of Appeals for the Second Circuit in June 2013. On 30 June 2014, the US Supreme Court denied the trustee’s petition for writ of certiorari, rendering final the dismissal of the trustee’s common law claims.

The trustee’s remaining US claims seek, pursuant to US bankruptcy law, recovery of unspecified amounts received by HSBC from funds invested with Madoff, including amounts that HSBC received when it redeemed units HSBC held in the various funds in connection with financing transactions HSBC had entered into with various clients, as well as fees earned by HSBC for providing custodial, administrative and similar services to the funds. These claims were withdrawn from the US Bankruptcy Court to the New York District Court in order to decide certain preliminary legal questions. The last of those questions was decided by the New York District Court on 7 July 2014, when the New York District Court ruled that the US Bankruptcy Code does not provide the trustee with a right to recover money that was transferred between foreign entities, even if that money is ultimately traceable to Madoff Securities. This decision, as well as the other New York District Court rulings, are subject to appeal and have not been applied to the facts of the trustee’s cases against HSBC, so their impact on the trustee’s remaining claims is uncertain.

The trustee’s English action seeks recovery of unspecified transfers of money from Madoff Securities to or through HSBC, on the ground that the HSBC defendants actually or constructively knew of Madoff’s fraud. HSBC has not been served with the trustee’s English action.

Between October 2009 and April 2012, Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (collectively, ‘Fairfield’), funds whose assets were directly or indirectly invested with Madoff Securities, commenced multiple suits in the British Virgin Islands (‘BVI’) and the US against numerous fund shareholders, including various HSBC companies that acted as nominees for clients of HSBC’s private banking business and other clients who invested in the Fairfield funds. The Fairfield actions seek restitution of amounts paid to the defendants in connection with share redemptions, on the ground that such payments were made by mistake, based on inflated net asset values resulting from Madoff’s fraud, and some actions also seek recovery of the share redemptions under BVI insolvency law. The UK Privy Council on 16 April 2014 issued a decision that the funds’ net asset values were binding despite Madoff Securities’ fraud and dismissed the BVI common law claims. An application seeking to remove the foreign representative’s authority to pursue the US actions is pending with the BVI court. The Fairfield actions in the US remain stayed in the US Bankruptcy Court pending action on the part of the foreign representative to lift the stay and further developments in the BVI litigation.

There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings, including but not limited to the circumstances of the fraud, the multiple jurisdictions in which the proceedings have been brought and the number of different plaintiffs and defendants in

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Notes on the Financial Statements (unaudited) (continued)

such proceedings. For these reasons, among others, it is not practicable at this time for HSBC to estimate reliably the aggregate liabilities, or ranges of liabilities, that might arise as a result of all such claims, but they could be significant. In any event, HSBC considers that it has good defences to these claims and will continue to defend them vigorously.

US mortgage-related investigations

In April 2011, following completion of a broad horizontal review of industry residential mortgage foreclosure practices, HSBC Bank USA entered into a consent cease and desist order with the Office of the Comptroller of the Currency (‘OCC’), and HSBC Finance and HSBC North America Holdings Inc. (‘HNAH’) entered into a similar consent order with the Federal Reserve Board (‘FRB’) (together with the OCC order, the ‘Servicing Consent Orders’). These consent orders require prescribed actions to address the deficiencies noted in the joint examination and described in the consent orders. HSBC Bank USA, HSBC Finance and HNAH continue to work with the OCC and the FRB to align their processes with the requirements of the consent orders and are implementing operational changes as required.

The Servicing Consent Orders required an independent review of foreclosures pending or completed between January 2009 and December 2010 (the ‘Independent Foreclosure Review’) to determine if any borrower was financially injured as a result of an error in the foreclosure process. As required by the Servicing Consent Orders, an independent consultant was retained to conduct that review.

On 28 February 2013, HSBC Bank USA entered into an agreement with the OCC, and HSBC Finance and HNAH entered into an agreement with the FRB (together, the ‘IFR Settlement Agreements’), pursuant to which the Independent Foreclosure Review has ceased and been replaced by a broader framework under which HSBC and 12 other participating servicers will, in the aggregate, provide in excess of US$9.3bn in cash payments and other assistance to help eligible borrowers. Pursuant to the IFR Settlement Agreements, HNAH has made a cash payment of US$96m into a fund used to make payments to borrowers that were in active foreclosure during 2009 and 2010, and in addition, is providing other assistance (e.g. loan modifications) to help eligible borrowers. Borrowers who receive compensation will not be required to execute a release or waiver of rights and will not be precluded from pursuing litigation concerning foreclosure or other mortgage servicing practices. For participating servicers, including HSBC Bank USA and HSBC Finance, fulfilment of the terms of the IFR Settlement Agreements will satisfy the Independent Foreclosure Review requirements of the Servicing Consent Orders, including the wind-down of the Independent Foreclosure Review.

The Servicing Consent Orders do not preclude additional enforcement actions against HSBC Bank USA, HSBC Finance or HNAH by bank regulatory, governmental or law enforcement agencies, such as the US Department of Justice (‘DoJ’) or State Attorneys General, which could include the imposition of civil money penalties and other sanctions relating to the activities that are the subject of the Servicing Consent Orders. Pursuant to the IFR Settlement Agreement with the OCC, however, the OCC has agreed that it will not assess civil money penalties or initiate any further enforcement action with respect to past mortgage servicing and foreclosure-related practices addressed in the Servicing Consent Orders, provided the terms of the IFR Settlement Agreement are fulfilled. The OCC’s agreement not to assess civil money penalties is further conditioned on HNAH making payments or providing borrower assistance pursuant to any agreement that may be entered into with the DoJ in connection with the servicing of residential mortgage loans within two years. The FRB has agreed that any assessment of civil money penalties by the FRB will reflect a number of adjustments, including amounts expended in consumer relief and payments made pursuant to any agreement that may be entered into with the DoJ in connection with the servicing of residential mortgage loans. In addition, the IFR Settlement Agreements do not preclude private litigation concerning these practices.

Separate from the Servicing Consent Orders and the settlement related to the Independent Foreclosure Review discussed above, in February 2012, five of the largest US mortgage servicers (not including any HSBC companies) reached a settlement with the DoJ, the US Department of Housing and Urban Development and State Attorneys General of 49 states with respect to foreclosure and other mortgage servicing practices. Following this settlement, these government agencies initiated discussions with other mortgage industry servicers. HNAH, HSBC Bank USA and HSBC Finance have had discussions with US bank regulators and other governmental agencies regarding a potential resolution. Any such settlement, however, may not completely preclude other enforcement actions by state or federal agencies, regulators or law enforcement bodies related to foreclosure and other mortgage servicing practices including, but not limited to, matters relating to the securitisation of mortgages for investors. These

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practices have in the past resulted in private litigation, and such a settlement would not preclude further private litigation concerning these practices.

US mortgage securitisation activity and litigation

HSBC Bank USA has been involved as a sponsor/seller of loans used to facilitate whole loan securitisations underwritten by HSBC Securities (USA) Inc. (‘HSI’). During 2005-2007, HSBC Bank USA purchased and sold US$24bn of such loans to HSI which were subsequently securitised and sold by HSI to third parties. The outstanding principal balance on these loans was approximately US$6.5bn and US$6bn as at 31 December 2013 and 30 June 2014, respectively.

Participants in the US mortgage securitisation market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries, which have been directed at groups within the US mortgage market such as servicers, originators, underwriters, trustees or sponsors of securitisations, and at particular participants within these groups. As the industry’s residential mortgage foreclosure issues continue, HSBC Bank USA has taken title to an increasing number of foreclosed homes as trustee on behalf of various securitisation trusts. As nominal record owner of these properties, HSBC Bank USA has been sued by municipalities and tenants alleging various violations of law, including laws regarding property upkeep and tenants’ rights. While HSBC believes and continues to maintain that the obligations at issue and the related liability are properly those of the servicer of each trust, HSBC continues to receive significant and adverse publicity in connection with these and similar matters, including foreclosures that are serviced by others in the name of ‘HSBC, as trustee’.

In June 2014, a lawsuit was filed in New York State court against HSBC Bank USA as trustee of 264 trusts (the ‘Trusts’). Similar lawsuits were filed simultaneously against other non-HSBC financial institutions that served as mortgage securitisation pool trustees. The plaintiffs are investors in the trusts and include, among others, BlackRock and PIMCO funds. The lawsuits are brought derivatively on behalf of the trusts. The complaint against HSBC Bank USA alleges that the Trusts have sustained losses in collateral value of over US$32bn. The lawsuit seeks unspecified damages resulting from an alleged breach of the US Trust Indenture Act, breach of fiduciary duties, and negligence. This action is at an early stage.

Various HSBC companies have also been named as defendants in a number of actions in connection with residential mortgage-backed securities (‘RMBS’) offerings, which generally allege that the offering documents for securities issued by securitisation trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying mortgage loans. These include an action filed in September 2011 by the Federal Housing Finance Agency (‘FHFA’), acting in its capacity as conservator for the Federal National Mortgage Association (‘Fannie Mae’) and the Federal Home Loan Mortgage Corporation (‘Freddie Mac’) in the New York District Court against HSBC Bank USA, HNAH, HSI and HSI Asset Securitization (‘HASCO’) and five former and current officers and directors of HASCO, seeking damages or rescission of mortgage-backed securities purchased by Fannie Mae and Freddie Mac that were either underwritten or sponsored by HSBC companies. The aggregate unpaid principal balance of the securities was approximately US$1.5bn as at 30 June 2014.

This action, captioned Federal Housing Finance Agency, as Conservator for the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation v. HSBC North America Holdings Inc., et al. (S.D.N.Y. No. CV 11-6189-LAK), is one of a series of similar actions filed against 17 financial institutions alleging violations of federal and state securities laws in connection with the sale of private-label RMBS purchased by Fannie Mae and Freddie Mac, primarily from 2005 to 2008. These actions were transferred to a single judge, who directed the defendant in the first-filed matter, UBS, to file a motion to dismiss. In May 2012, the New York District Court issued its decision denying the motion to dismiss FHFA’s securities law claims and granting the motion to dismiss FHFA’s negligent misrepresentation claims. The New York District Court’s ruling formed the basis for rulings on the other matters, including the action filed against HSBC Bank USA and its affiliates. On 5 April 2013, the US Court of Appeals for the Second Circuit affirmed the ruling of the New York District Court. In January 2013, the FHFA parties met with the Magistrate Judge to discuss how to structure mediation. Since that time, a number of the FHFA defendants have resolved their lawsuits.

Discovery in HSBC’s case continues. Factual discovery closed in December 2013. Expert discovery is scheduled to continue through August 2014. Various defendants’ motions for summary judgement and other applications have been fully briefed and are currently pending before the court. A trial is currently scheduled to begin on 29 September 2014. These dates are subject to change by the court.

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Notes on the Financial Statements (unaudited) (continued)

The timing and outcome of this matter are uncertain. It is possible that HSBC could be found liable to pay damages; and based upon the information currently available, it is possible that those damages could be as high as US$1.6bn.

HSBC Bank USA, HSBC Finance and Decision One Mortgage Company LLC (a subsidiary of HSBC Finance) have been named as defendants in a number of mortgage loan repurchase actions brought by trustees of securitisation trusts. In the aggregate, these actions seek to have the HSBC defendants repurchase mortgage loans, or pay compensatory damages in lieu of repurchase, totalling at least US$1bn. Motions to dismiss are fully briefed and pending in two of the actions. HSBC Finance was dismissed, on motion, as a defendant in the third action but the case remains pending against Decision One Mortgage Company LLC.

In December 2010 and February 2011, HSBC Bank USA received subpoenas from the SEC seeking production of documents and information relating to its involvement and the involvement of its affiliates in specified private-label RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. HSBC Bank USA has also had preliminary contacts with other governmental authorities in February 2012 exploring the role of trustees in private-label RMBS transactions. In February 2011, HSBC Bank USA also received a subpoena from the US Attorney’s Office for the Southern District of New York seeking production of documents and information relating to loss mitigation efforts with respect to residential mortgages in the State of New York. In January 2012, HSI was served with a Civil Investigative Demand from the Massachusetts State Attorney General seeking documents, information and testimony related to the sale of RMBS to public and private customers in the State of Massachusetts from January 2005 to the present.

HSBC expects this level of focus on mortgage securitisations to continue. As a result, HSBC companies may be subject to additional claims, litigation and governmental and regulatory scrutiny related to its participation in the US mortgage securitisation market, either individually or as a member of a group.

The timing and outcome of the ultimate resolution of these matters, and the amount of any possible obligations, are highly uncertain.

Anti-money laundering and sanctions-related

In October 2010, HSBC Bank USA entered into a consent cease and desist order with the OCC, and HNAH entered into a consent cease and desist order with the FRB (the ‘Orders’). These Orders required improvements to establish an effective compliance risk management programme across HSBC’s US businesses, including risk management related to US Bank Secrecy Act (‘BSA’) and anti-money laundering (‘AML’) compliance. Steps continue to be taken to address the requirements of the Orders to ensure compliance, and that effective policies and procedures are maintained.

In addition, in December 2012, HSBC Holdings, HNAH and HSBC Bank USA entered into agreements with US and UK government agencies regarding past inadequate compliance with the BSA and AML and sanctions laws. Among those agreements, HSBC Holdings and HSBC Bank USA entered into a five-year deferred prosecution agreement with the DoJ, the US Attorney’s Office for the Eastern District of New York, and the US Attorney’s Office for the Northern District of West Virginia (the ‘US DPA’); HSBC Holdings entered into a two-year deferred prosecution agreement with the New York County District Attorney (the ‘DANY DPA’); and HSBC Holdings consented to a cease and desist order and HSBC Holdings and HNAH consented to a civil money penalty order with the FRB. In addition, HSBC Bank USA entered into a civil money penalty order with FinCEN and a separate civil money penalty order with the OCC. HSBC Holdings also entered into an agreement with the Office of Foreign Assets Control (‘OFAC’) regarding historical transactions involving parties subject to OFAC sanctions and an undertaking with the UK Financial Conduct Authority (‘FCA’), to comply with certain forward-looking AML- and sanctions-related obligations.

Under these agreements, HSBC Holdings and HSBC Bank USA made payments totalling US$1.9bn to US authorities and are continuing to comply with ongoing obligations. On 1 July 2013, the US District Court for the Eastern District of New York approved the US DPA and retained authority to oversee implementation of that agreement. Under the agreements with the DoJ, FCA, and FRB, an independent monitor (who is, for FCA purposes, a ‘skilled person’ under Section 166 of the Financial Services and Markets Act) will evaluate and regularly assess the effectiveness of HSBC’s AML and sanctions compliance function and HSBC’s progress in implementing its remedial obligations under the agreements. The monitorship, which began on 22 July 2013, is proceeding as anticipated.

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Notes on the Financial Statements (unaudited) (continued)

If HSBC Holdings and HSBC Bank USA fulfil all of the requirements imposed by the US DPA, the DoJ charges against those entities will be dismissed at the end of the five-year period of that agreement. Similarly, if HSBC Holdings fulfils all of the requirements imposed by the DANY DPA, DANY’s charges against it will be dismissed at the end of the two-year period of that agreement. The DoJ may prosecute HSBC Holdings or HSBC Bank USA in relation to the matters that are the subject of the US DPA if HSBC Holdings or HSBC Bank USA breaches the terms of the US DPA, and DANY may prosecute HSBC Holdings in relation to the matters which are subject of the DANY DPA if HSBC Holdings violates the terms of the DANY DPA.

HSBC Bank USA also entered into a separate consent order with the OCC requiring it to correct the circumstances and conditions as noted in the OCC’s then most recent report of examination, and imposing certain restrictions on HSBC Bank USA directly or indirectly acquiring control of, or holding an interest in, any new financial subsidiary, or commencing a new activity in its existing financial subsidiary, unless it receives prior approval from the OCC. HSBC Bank USA also entered into a separate consent order with the OCC requiring it to adopt an enterprise-wide compliance programme.

The settlement with US and UK authorities does not preclude private litigation relating to, among other things, HSBC’s compliance with applicable AML, BSA and sanctions laws or other regulatory or law enforcement actions for AML, BSA or sanctions matters not covered by the various agreements.

On 7 May 2014, a shareholder derivative action was filed by a shareholder of HSBC Holdings purportedly on behalf of HSBC Holdings, HSBC Bank USA, HNAH and HSBC USA Inc. in New York State Supreme Court against the directors, certain officers and certain former directors and officers of those HSBC companies, alleging that those directors and officers breached their fiduciary duties to the companies and caused a waste of corporate assets by allegedly permitting and/or causing the conduct underlying the US DPA. This action is at an early stage.

Tax and broker-dealer investigations

HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain HSBC companies and employees acted appropriately in relation to certain customers who had US tax reporting requirements. In connection with these investigations, HSBC Private Bank Suisse SA, with due regard for Swiss law, has produced records and other documents to the DoJ and is cooperating with its investigation. In August 2013, the DoJ informed HSBC Private Bank Suisse SA that it is not eligible for the ‘Program for Non-Prosecution Agreements or Non-Target Letters for Swiss Banks’ since a formal investigation had been authorised. The DoJ also requested additional information from HSBC Private Bank Suisse SA and other Swiss banks regarding the transfer of assets to and from US person-related accounts and employees who serviced those accounts. HSBC Private Bank Suisse SA is preparing this data, in a manner consistent with Swiss law.

Other HSBC companies are also cooperating with the relevant US authorities, including with respect to US-based clients of an HSBC company in India. In April 2011, HSBC Bank USA received a summons from the US Internal Revenue Service directing HSBC Bank USA to produce records with respect to US-based clients of an HSBC company in India. HSBC Bank USA has cooperated fully by providing responsive documents in its possession in the US to the US Internal Revenue Service.

Also in April 2011, HSBC Bank USA received a subpoena from the SEC directing HSBC Bank USA to produce records in the US related to, among other things, HSBC Private Bank Suisse SA’s cross-border policies and procedures and adherence to US broker-dealer and investment adviser rules and regulations when dealing with US resident clients. HSBC Bank USA continues to cooperate with the SEC. In addition, HSBC Private Bank Suisse SA, with due regard for Swiss law, has produced records and other documents to the SEC and is cooperating with the SEC’s investigation.

In addition, HSBC has been informed that magistrates in Belgium and France are conducting inquiries regarding whether HSBC Private Bank Suisse SA acted appropriately in relation to certain customers who had Belgian and French tax reporting requirements, respectively.

Based on the facts currently known, with respect to each of these investigations, there is a high degree of uncertainty as to the terms on which the ongoing investigations will be resolved and the timing of such resolution, including the amounts of fines and/or penalties. As matters progress, it is possible that the fines and/or penalties imposed could be significant.

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Notes on the Financial Statements (unaudited) (continued)

London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation

Various regulators and competition and enforcement authorities around the world, including in the UK, the US, the EU, Switzerland, Thailand, South Korea, Australia and elsewhere, are conducting investigations and reviews related to certain past submissions made by panel banks and the processes for making submissions in connection with the setting of London interbank offered rates (‘Libor’), European interbank offered rates (‘Euribor’) and other benchmark interest rates. As certain HSBC companies are members of such panels, HSBC has been the subject of regulatory demands for information and is cooperating with those investigations and reviews.

On 4 December 2013, the European Commission (the ‘Commission’) announced that it had imposed fines on eight financial institutions under its cartel settlement procedure for their participation in illegal activity related to euro interest rate derivatives and/or yen interest rate derivatives. Although HSBC was not one of the financial institutions fined, the Commission announced that it had opened proceedings against HSBC in connection with its Euribor-related investigation of euro interest rate derivatives only. This investigation will continue under the standard Commission cartel procedure. On 20 May 2014, HSBC received a Statement of Objections from the Commission, alleging anti-competitive practices in connection with the pricing of euro interest rate derivatives. The Statement of Objections sets out the Commission’s preliminary views and does not prejudge the final outcome of its investigation. HSBC intends to respond to the Commission’s Statement of Objections in due course.

Based on the facts currently known, with respect to each of these ongoing regulatory investigations, reviews and proceedings, there is a high degree of uncertainty as to the terms on which the ongoing investigations, reviews or proceedings will be resolved and the timing of such resolution, including the amounts of fines and/or penalties. As matters progress, it is possible that the fines and/or penalties imposed could be significant.

In addition, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. These lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court. The complaints in those actions assert claims against HSBC and other US dollar Libor panel banks under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act (‘CEA’), and state law.

In March 2013, the New York District Court overseeing the consolidated proceedings that encompass a number of pending actions related to US dollar Libor issued an opinion and order in the six oldest actions, dismissing the plaintiffs’ federal and state antitrust claims, racketeering claims, and unjust enrichment claims in their entirety, but allowing certain of their CEA claims that were not barred by the applicable statute of limitations to proceed. Some of those plaintiffs appealed the New York District Court’s decision to the US Court of Appeals for the Second Circuit, which later dismissed those appeals on the ground that they were premature. The Court of Appeals also denied the plaintiffs’ subsequent motion for reconsideration. On 30 June 2014, the US Supreme Court agreed to hear the plaintiffs’ appeal from the Court of Appeals’ decision.

Other plaintiffs sought to file amended complaints in the New York District Court to assert additional allegations, and the defendants filed motions to dismiss those amended complaints. On 23 June 2014, the New York District Court issued an opinion and order that, among other things, denied the plaintiffs’ request for leave to amend their complaints to assert additional theories of Libor manipulation against HSBC and certain banks, but granted leave to assert such manipulation claims against two other banks; and granted defendants’ motion to dismiss certain additional claims under the CEA as barred by the applicable statute of limitations. Proceedings with respect to all other actions in the consolidated proceedings were stayed pending this decision, and the New York District Court has not yet ruled on whether and to what extent those other actions may now proceed.

Separately, HSBC and other panel banks have also been named as defendants in a putative class action filed in the New York District Court on behalf of persons who transacted in euroyen futures and options contracts related to the euroyen Tokyo interbank offered rate (‘Tibor’). The complaint alleges, amongst other things, misconduct related to euroyen Tibor, although HSBC is not a member of the Japanese Bankers Association’s euroyen Tibor panel, as well as Japanese yen Libor, in violation of US antitrust laws, the CEA, and state law. In April 2013, the plaintiff filed a second amended complaint, which the defendants moved to dismiss. On 29 March 2014, the New York District Court issued an opinion dismissing the plaintiffs’ claims under the US antitrust laws and state law and sustaining their claims under the CEA. HSBC has moved for reconsideration of that aspect of the opinion sustaining the CEA claims, and that motion remains pending. On 17 June 2014, the plaintiffs moved for leave to file a third amended complaint. HSBC expects to respond to the plaintiffs’ motion in due course.

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Notes on the Financial Statements (unaudited) (continued)

In November 2013, HSBC and other panel banks were named as defendants in a putative class action filed in the New York District Court on behalf of persons who transacted in euro futures contracts and other financial instruments related to Euribor. The complaint alleges, amongst other things, misconduct related to Euribor in violation of US antitrust laws, the CEA, and state law. On 2 May 2014, the plaintiffs filed a second amended complaint, and subsequently sought and received leave to file a third amended complaint. By order of the court, the deadline for filing the third amended complaint has been stayed until 9 September 2014 or subsequent order of the court.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these private lawsuits, including the timing and potential impact on HSBC.

Foreign exchange rate investigations and litigation

Various regulators and competition and enforcement authorities around the world, including in the UK, the US, the EU, Hong Kong and elsewhere, are conducting investigations and reviews into a number of firms, including HSBC, related to trading on the foreign exchange markets. HSBC and its affiliates in relevant jurisdictions are cooperating with these investigations and reviews. These investigations and reviews are ongoing, and based on the facts currently known there is a high degree of uncertainty as to the terms on which they will be resolved and the timing of such resolutions, including the amounts of fines and/or penalties. As matters progress, it is possible that the fines and/or penalties imposed could be significant.

In addition, in late 2013 and early 2014, HSBC and a number of other banks were named as defendants in various putative class actions filed in the New York District Court on behalf of persons who executed foreign currency trades that settled on the basis of foreign exchange rates published by WM/Reuters or that otherwise occurred during the time periods when the WM/Reuters rates were being set. The complaints allege, amongst other things, that the defendants conspired to manipulate the WM/Reuters foreign exchange rates in violation of US antitrust laws. In February 2014, the New York District Court appointed interim lead class counsel on behalf of putative class members in the US, and such counsel filed a consolidated amended complaint on 31 March 2014. A separate putative class action is also pending on behalf of a putative class comprised of Norwegian citizens. HSBC and other defendants filed motions to dismiss both actions on 30 May 2014. Those motions remain pending.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these private lawsuits, including the timing and potential impact on HSBC.

Gold and silver fix-related litigation

Since March 2014, numerous putative class actions have been filed in the US District Courts for the Southern District of New York, the District of New Jersey and the Northern District of California naming HSBC and a number of other members of The London Gold Market Fixing Ltd as defendants. The complaints allege that, from January 2004 to the present, defendants conspired to manipulate the price of gold and gold derivatives during the afternoon London gold fix in order to reap profits on proprietary trades. Plaintiffs have filed a motion for transfer with the Judicial Panel on Multi-District Litigation requesting assignment to and consolidation in the New York District Court. That motion is pending.

In July 2014, putative class actions were filed in the US District Court for the Southern and Eastern Districts of New York naming HSBC and the other members of The London Silver Market Fixing Ltd as defendants. The complaints allege that, from January 2007 to the present, defendants conspired to manipulate the price of physical silver and silver derivatives for their collective benefit in violation of the US Commodity Exchange Act and US antitrust laws. These actions are at a very early stage.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these private lawsuits, including the timing and potential impact on HSBC.

Credit default swap regulatory investigation and litigation

In July 2013, HSBC received a Statement of Objections from the Commission relating to its ongoing investigation of alleged anti-competitive activity by a number of market participants in the credit derivatives market between 2006 and 2009. The Statement of Objections sets out the Commission’s preliminary views and does not prejudge the final outcome of its investigation. HSBC has submitted a response and attended an oral hearing in May 2014 at which the other defendants were also present. Following the oral hearing, the Commission decided to conduct a further

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

investigation phase before deciding whether or how to proceed with the case. HSBC is cooperating with this further investigation. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or potential impact on HSBC.

In addition, HSBC Bank USA, HSBC Holdings and HSBC Bank have been named as defendants, among others, in numerous putative class actions filed in the New York District Court and the Illinois District Court. These class actions allege that the defendants, which include ISDA, Markit and several financial institutions, conspired to restrain trade in violation of the federal antitrust laws by, among other things, restricting access to credit default swap pricing exchanges and blocking new entrants into the exchange market, with the purpose and effect of artificially inflating the bid/ask spread paid to buy and sell credit default swaps in the US. The plaintiffs in these suits purport to represent a class of all persons who purchased credit default swaps from or sold credit default swaps to defendants primarily in the US.

On 16 October 2013, the Judicial Panel on Multi-District Litigation ordered that all cases be consolidated in the New York District Court as In re Credit Default Swaps Antitrust Litigation (MDL No. 2476). On 5 December 2013, the New York District Court held its initial pre-trial conference, at which time it selected lead interim class counsel and set a schedule for the filing of an amended consolidated complaint and motions to dismiss that complaint. The amended consolidated complaint was filed on 31 January 2014, naming HSBC Bank USA and HSBC Bank as defendants, among others. Following the filing of defendants’ motions to dismiss in March 2014, plaintiffs filed a second amended consolidated complaint on 11 April 2014. Defendants moved to dismiss that second amended consolidated complaint on 23 May 2014. That motion remains pending.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these private lawsuits, including the timing and potential impact on HSBC.

Economic plans: HSBC Bank Brasil S.A.

In the mid-1980s and early 1990s, certain economic plans were introduced by the government of Brazil to reduce escalating inflation. The implementation of these plans adversely impacted savings account holders, thousands of which consequently commenced legal proceedings against financial institutions in Brazil, including HSBC Bank Brasil S.A. (‘HSBC Brazil’), alleging, among other things, that savings account balances were adjusted by a different price index than that contractually agreed, which caused them a loss of income. Certain of these cases have reached the Brazilian Supreme Court (the ‘Supreme Court’). The proceedings in the Supreme Court were due to commence in February 2014 but have since been postponed without a scheduled start date. The Supreme Court has suspended all cases pending before lower courts until it delivers a final judgement on the constitutionality of the changes resulting from the economic plans. It is anticipated that the outcome of the Supreme Court’s final judgement will set a precedent for all cases pending before the lower courts. Separately, the Brazilian Superior Civil Court (the ‘Superior Civil Court’) is considering matters relating to, among other things, contractual and punitive interest rates to be applied to calculate any loss of income.

There is a high degree of uncertainty as to the terms on which the proceedings in the Supreme Court and Superior Civil Court will be resolved and the timing of such resolutions, including the amount of losses HSBC Brazil may be liable to pay in the event of an unfavourable judgement. Such losses may lie in a range from a relatively insignificant amount to an amount up to US$838m, although the upper end of this range is considered unlikely.

26	Events after the balance sheet date

A second interim dividend for the financial year ending 31 December 2014 was declared by the Directors on 4 August 2014, as described in Note 3.

27	Interim Report 2014 and statutory accounts

The information in this Interim Report 2014 is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. The Interim Report 2014 was approved by the Board of Directors on 4 August 2014. The statutory accounts for the year ended 31 December 2013 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006. The auditor has reported on those accounts. Its report was unqualified; did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

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HSBC HOLDINGS PLC

Additional Information

Shareholder information

1	Directors’ interests	271	8	Interim Management Statement	277

2	Employee share plans	274	9	Final results	277

3	Notifiable interests in share capital	275	10	Corporate governance	277

4	Dealings in HSBC Holdings shares	276	11	Going concern basis	278

5	First interim dividend for 2014	276	12	Telephone and online share dealing service	278

6	Second interim dividend for 2014	276	13	Stock symbols	278

7	Proposed interim dividends for 2014	277	14	Copies of Interim Report 2014 and shareholder enquiries and communications	278

1	Directors’ interests

According to the register of Directors’ interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, at 30 June 2014, the Directors of HSBC Holdings had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC and its associates:

Directors’ interests – shares and loan capital

		At 30 June 2014
	At 1 January 2014	Beneficial owner	Child under 18 or spouse	Jointly with another person	Trustee		Total interests[1]

HSBC Holdings ordinary shares
Safra Catz[3]	–	19,480	–	–	–		19,480
Sir Jonathan Evans	1,495	5,519	–	–	–		5,519
Joachim Faber	10,605	24,105	–	–	–		24,105
Rona Fairhead	21,858	22,276	–	–	–		22,276
Douglas Flint	392,664	400,273	–	–	–		400,273
Stuart Gulliver	2,730,477	2,291,733	176,885	–	–		2,468,618
Sam Laidlaw	35,123	34,352	–	–	1,416	[2]	35,768
John Lipsky[3]	15,525	15,820	–	–	–		15,820
Rachel Lomax	–	8,000	–	–	–		8,000
Iain Mackay	65,130	48,263	–	–	–		48,263
Marc Moses	400,753	400,753	–	–	–		400,753
Sir Simon Robertson	9,912	22,331	–	–	–		22,331
Jonathan Symonds	–	15,490	4,483	–	–		19,973

	RMBm	RMBm	RMBm	RMBm	RMBm		RMBm

HSBC Bank plc 2.875% Notes 2015
Joachim Faber[4]	5.1	–	–	–	–		5.1

1	Details of executive Directors’ other interests in HSBC Holdings ordinary shares arising from the HSBC Holdings savings-related share option plans, the HSBC Share Plan and the HSBC Share Plan 2011 are set out on the following pages. At 30 June 2014, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC Holdings ordinary shares, including interests arising through employee share plans, were: Douglas Flint – 402,289; Stuart Gulliver – 4,959,844; Marc Moses – 1,639,692; and Iain Mackay – 1,022,749. Each Director’s total interests represents less than 0.03% of the shares in issue.
2	Non-beneficial.
3	Safra Catz has an interest in 3,896 and John Lipsky has an interest in 3,164 listed American Depositary Shares (‘ADS’), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares.
4	Non-beneficial interest in renminbi (RMB)1.2m 2.875% Notes 2015.

HSBC HOLDINGS PLC

Additional Information (continued)

Savings-related share option plans, the HSBC Share Plan and the HSBC Share Plan 2011

HSBC Holdings savings-related share option plans

HSBC Holdings ordinary shares

	Date of	Exercise	Exercisable		Held at 1 Jan	Held at 30 Jun
	award	price (£)	from[1]	until	2014	2014

Douglas Flint	24 Apr 2012	4.4621	1 Aug 2015	31 Jan 2016	2,016	2,016

The HSBC Holdings savings-related share option plans are all-employee share plans under which eligible HSBC employees may be granted options to acquire HSBC Holdings ordinary shares. For options granted under the HSBC Holdings savings-related share option plans prior to 2013, employees contribute up to £250 (or equivalent) each month over a period of three or five years which may be used on the third or fifth anniversary of the commencement of the relevant savings contract, at the employee’s election, to exercise the options. The options were awarded for nil consideration and are exercisable at a 20% discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date. There are no performance criteria conditional upon which the outstanding options are exercisable and there have been no variations to the terms and conditions since the awards were made. The market value per ordinary share at 30 June 2014 was £5.97. The highest and lowest market values per ordinary share during the period were £6.81 and £5.92. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date. Under the Securities and Futures Ordinance of Hong Kong, the options are categorised as unlisted physically settled equity derivatives.

1	May vest at an earlier date in certain circumstances, e.g. retirement.

Awards of Restricted Shares

HSBC Share Plan

HSBC Holdings ordinary shares

			Year in which	Awards held at	Awards made during period		Awards vested during period			Awards held at
	Date of award		awards may vest[1]	1 Jan 2014	Number	Monetary value	Number		Monetary value	30 Jun 2014
						£000			£000

Douglas Flint	15 Mar 2011	[3]	2012-2014	49,423	–	–	50,322	[2]	300	–

Stuart Gulliver	15 Mar 2011	[3]	2012-2014	305,950	–	–	311,517	[2]	1,860	–

Iain Mackay	15 Mar 2011	[3]	2012-2014	13,333	–	–	13,575	[2]	81	–

Marc Moses	15 Mar 2011	[3]	2012-2014	43,539	–	–	44,331	[2]	265	–

Vesting of Restricted Share awards is normally subject to the Director remaining an employee on the vesting date. The awards may vest at an earlier date in certain circumstances. Under the Securities and Futures Ordinance of Hong Kong, interests in Restricted Share awards are categorised as beneficial.

1	33% of the award vests on each of the first and second anniversaries of the date of the award, with the balance vesting on the third anniversary of the date of the award. In the case of the awards granted on 15 March 2011 the shares (net of tax) are subject to a six month retention period following each vesting date.
2	Includes additional shares arising from scrip dividends.
3	At the date of vesting, 17 March 2014, the market value per share was £5.97. The market value per share on the date of the award, 15 March 2011, was £6.46.

HSBC HOLDINGS PLC

Additional Information (continued)

Awards of Restricted Shares

HSBC Share Plan 2011

HSBC Holdings ordinary shares

			Year in which	Awards held at	Awards made during period		Awards vested during period		Awards held at
	Date of award		awards may vest	1 Jan 2014	Number	Monetary value	Number	Monetary value	30 Jun 2014[1]
						£000		£000

Stuart Gulliver	12 Mar 2012	[2]	2013-2015	170,212	–	–	85,068	510	86,774
	11 Mar 2013	[4]	2018	82,955	–	–	–	–	84,543
	10 Mar 2014	[3]	2014	–	59,178	365	59,178	365	–
	10 Mar 2014	[5]	2015-2017	–	88,766	547	–	–	90,465

Iain Mackay	12 Mar 2012	[2]	2013-2015	85,700	–	–	42,828	257	43,692
	11 Mar 2013	[4]	2018	57,349	–	–	–	–	58,447
	10 Mar 2014	[3]	2014	–	34,664	214	34,664	214	–
	10 Mar 2014	[5]	2015-2017	–	51,997	320	–	–	52,992

Marc Moses	12 Mar 2012	[2]	2013-2015	89,080	–	–	44,518	267	45,416
	11 Mar 2013	[4]	2018	55,718	–	–	–	–	56,784
	10 Mar 2014	[3]	2014	–	34,661	214	34,661	214	–
	10 Mar 2014	[5]	2015-2017	–	51,992	320	–	–	52,987

Vesting of Restricted Share awards is normally subject to the Director remaining an employee on the vesting date. The awards may vest at an earlier date in certain circumstances. Under the Securities and Futures Ordinance of Hong Kong, interests in Restricted Share awards are categorised as the interests of a beneficial owner.

1	Includes additional shares arising from scrip dividends.
2	At the date of the award, 12 March 2012, the market value per share was £5.56. 50% of these deferred awards are subject to a six month retention period upon vesting. 33% of the award vested on 12 March 2014 and on that date, the market value per share was £5.99. The balance will vest on the third anniversary of the award.
3	The non-deferred award vested immediately on 10 March 2014 and the shares (net of tax) are subject to a six month retention period. At the date of vesting, the market value per share was £6.16.
4	Vesting of these awards is subject to satisfactory completion of the Deferred Prosecution Agreement with the US Department of Justice.
5	At the date of the award, 10 March 2014, the market value per share was £6.16. 50% of these deferred awards are subject to a six month retention period upon vesting. 33% of the award will vest on the first anniversary of the award, 33 % of the award will vest on the second anniversary and the balance will vest on the third anniversary of the award.

Conditional awards under the Group Performance Share Plan (‘GPSP’)

HSBC Share Plan 2011

HSBC Holdings ordinary shares

			Year in which	Awards held at	Awards made during period[1]		Awards held at
	Date of award		awards may vest	1 Jan 2014	Number	Monetary value	30 Jun 2014[2]
						£000

Stuart Gulliver	23 Jun 2011		2016	434,004	–	–	442,312
	12 Mar 2012		2017	736,368	–	–	750,464
	11 Mar 2013		2018	425,418	–	–	433,561
	10 Mar 2014	[1]	2019	–	591,779	3,645	603,107

Iain Mackay	23 Jun 2011		2016	121,336	–	–	123,659
	12 Mar 2012		2017	137,455	–	–	140,086
	11 Mar 2013		2018	198,528	–	–	202,328
	10 Mar 2014	[1]	2019	–	346,647	2,135	353,282

Marc Moses	23 Jun 2011		2016	112,656	–	–	114,813
	12 Mar 2012		2017	382,910	–	–	390,240
	11 Mar 2013		2018	221,216	–	–	225,451
	10 Mar 2014	[1]	2019	–	346,613	2,135	353,248

The GPSP is a long-term incentive plan governed by the rules of the HSBC Share Plan 2011. Vesting of GPSP awards is normally subject to the Director remaining an employee on the vesting date. Any shares (net of tax) which the Director becomes entitled to on the vesting date are subject to a retention requirement until cessation of employment. Under the Securities and Futures Ordinance of Hong Kong, interests in awards are categorised as beneficial.

1	At the date of award, 10 March 2014, the market value per share was £6.16.
2	Includes additional shares arising from scrip dividends.

HSBC HOLDINGS PLC

Additional Information (continued)

No Directors held any short position (as defined in the Securities and Futures Ordinance of Hong Kong) in the shares and loan capital of HSBC Holdings and its associated corporations. Save as stated above, none of the Directors had an interest in any shares or debentures of HSBC Holdings or any associates at the beginning or at the end of the period, and none of the Directors or members of their immediate families were awarded or exercised any right to subscribe for any shares or debentures in any HSBC corporation during the period. Since 30 June 2014, the interests of each of the following Directors have increased by the number of HSBC Holdings ordinary shares shown against their name:

Increase in Directors’ interests since 30 June 2014

HSBC Holdings ordinary shares

	Beneficial owner

Safra Catz	185	[1]
Rona Fairhead	214	[2]
Douglas Flint	124	[3]
Stuart Gulliver	23,958	[4]
Sam Laidlaw	330	[2]
Iain Mackay	9,371	[4]
Marc Moses	11,913	[4]
Sir Simon Robertson	214	[2]
Jonathan Symonds	191	[2]

1	Comprises an interest in 37 American Depositary Shares (‘ADS’), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares.
2	Scrip dividend.
3	Comprises the automatic reinvestment of dividend income by an Individual Savings Account manager (64 shares), the acquisition of shares in the HSBC Holdings UK Share Incentive Plan through regular monthly contributions (24 shares), the automatic reinvestment of dividend income on shares held in the HSBC Holdings UK Share Incentive Plan (36 shares).
4	Comprises scrip dividend on Restricted Share awards and GPSP awards granted under the HSBC Share Plan and HSBC Share Plan 2011.

2	Employee share plans

Share options and discretionary awards of shares are granted under HSBC share plans to help align the interests of employees with those of shareholders. The following are particulars of outstanding options, including those held by employees working under employment contracts that are regarded as ‘continuous contracts’ for the purposes of the Hong Kong Employment Ordinance. The options were granted for nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled by HSBC during the period. No discretionary share options have been granted under the HSBC Share Plan 2011, which replaced the HSBC Share Plan on 27 May 2011.

A summary for each plan of the total number of options which were granted, exercised or lapsed during the period is shown in the following tables. Particulars of options held by Directors of HSBC Holdings are set out on page 272. Further details required to be disclosed pursuant to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are available on our website at www.hsbc.com by selecting ‘Investor Relations’, then ‘Governance’ then ‘Share Plans’, and on the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk. Copies may be obtained upon request from the Group Company Secretary, 8 Canada Square, London E14 5HQ.

All-employee share plans

The HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: International are all-employee share plans under which eligible employees have been granted options to acquire HSBC Holdings ordinary shares. There will be no further grant of options under the HSBC Holdings Savings-Related Share Option Plan: International; the final grant was in 2012. A new international all-employee share purchase plan was launched in the third quarter of 2013.

For options granted under the HSBC Holdings Savings-Related Option Plan, employees make contributions of up to £250 (or equivalent) each month over a period of three or five years which may be used within six months following the third or fifth anniversary of the commencement of the relevant savings contract, at the employee’s election, to exercise the options. Alternatively, the employee may elect to have the savings, plus (where applicable) any interest or bonus, repaid in cash. In the case of redundancy, retirement including on grounds of injury or ill health, the

HSBC HOLDINGS PLC

Additional Information (continued)

transfer of the employing business to another party, or a change of control of the employing company, options may be exercised before completion of the relevant savings contract. In certain circumstances, the exercise period of options awarded under the all-employee share plans may be extended, for example, on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period.

Under the HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: International the option exercise price has been determined by reference to the average market value of the ordinary shares on the five business days immediately preceding the invitation date, then applying a discount of 20%. Where applicable, the US dollar, Hong Kong dollar and euro exercise prices were converted from the sterling exercise price at the applicable exchange rate on the working day preceding the relevant invitation date. The HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Share: International will terminate on 27 May 2015 unless the Directors resolve to terminate the plans at an earlier date.

HSBC Holdings All-employee Share Option Plans

						HSBC Holdings ordinary shares
Dates of award		Exercise price		Exercisable		At	Awarded	Exercised	Lapsed	At
from	to	from	to	from	to	1 Jan 2014	in period	in period	in period	30 Jun 2014

Savings-Related Share Option Plan[1]
30 Apr 2008	20 Sep 2013	(£) 3.3116	(£) 5.9397	1 Aug 2013	1 May 2019	53,950,886	–	1,766,360	1,909,833	50,274,693

Savings-Related Share Option Plan: International[2]
30 Apr 2008	24 Apr 2012	(£) 3.3116	(£) 5.9397	1 Aug 2013	1 Feb 2018	10,022,450	–	195,127	425,428	9,401,895

30 Apr 2008	24 Apr 2012	(US$) 4.8876	(US$) 11.8824	1 Aug 2013	1 Feb 2018	3,997,069	–	85,833	448,770	3,462,466

30 Apr 2008	24 Apr 2012	(€) 3.6361	(€) 7.5571	1 Aug 2013	1 Feb 2018	1,574,652	–	29,970	48,166	1,496,516

30 Apr 2008	24 Apr 2012	(HK$) 37.8797	(HK$) 92.5881	1 Aug 2013	1 Feb 2018	24,215,341	–	307,194	355,262	23,552,885

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £6.20.
2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £6.35.

Discretionary Share Option Plans

There have been no awards of discretionary share options under employee share plans since 30 September 2005.

						HSBC Holdings ordinary shares
Dates of award		Exercise price		Exercisable		At	Exercised	Lapsed	At
from	to	from	to	from	to	1 Jan 2014	in period[2]	in period	30 Jun 2014

HSBC Holdings Group Share Option Plan[1]
30 Apr 2004	20 Apr 2005	(£) 7.2181	(£) 7.5379	30 Apr 2007	20 Apr 2015	55,025,868	1,434	48,295,358	6,729,076

HSBC Share Plan
30 Sep 2005		(£) 7.9911		30 Sep 2008	30 Sep 2015	86,046	–	–	86,046

1	The HSBC Holdings Group Share Option Plan expired on 26 May 2005. No options have been granted under the Plan since that date.
2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £6.09.

3	Notifiable interests in share capital

At 30 June 2014, HSBC Holdings had received the following notifications of major holdings of voting rights pursuant to the requirements of Rule 5 of the Disclosure Rules and Transparency Rules:

Legal & General Group Plc gave notice on 10 July 2013 that on 9 July 2013 its holding of HSBC Holdings ordinary shares fell below 3.00% of the total voting rights at that date; and

HSBC HOLDINGS PLC

Additional Information (continued)

•

BlackRock, Inc. gave notice on 9 December 2009 that on 7 December 2009 it had the following: an indirect interest in HSBC Holdings ordinary shares of 1,142,439,457; qualifying financial instruments with 705,100 voting rights that may be acquired if the instruments are exercised or converted; and financial instruments with similar economic effect to qualifying financial instruments which refer to 234,880 voting rights, each representing 6.56%, 0.0041% and 0.0013%, respectively, of the total voting rights at that date.

At 30 June 2014, according to the register maintained by HSBC Holdings pursuant to section 336 of the Securities and Futures Ordinance of Hong Kong:

•

JPMorgan Chase & Co. gave notice on 29 May 2014 that on 27 May 2014 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,282,599,404 shares; a short position of 129,880,547 shares; and a lending pool of 867,737,345 shares, each representing 6.72%, 0.68% and 4.55%, respectively, of the ordinary shares in issue at that date; and

•

BlackRock, Inc. gave notice on 8 January 2013 that on 3 January 2013 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,110,172,768 shares and a short position of 35,234,325 shares, each representing 6.00% and 0.19%, respectively, of the ordinary shares in issue at that date.

4	Dealings in HSBC Holdings shares

Except for dealings as intermediaries by HSBC Bank plc and The Hongkong and Shanghai Banking Corporation Limited, which are members of a European Economic Area exchange, neither HSBC Holdings nor any of its subsidiaries have purchased, sold or redeemed any of its listed securities during the six months to 30 June 2014.

5	First interim dividend for 2014

The first interim dividend for 2014 of US$0.10 per ordinary share was paid on 10 July 2014.

6	Second interim dividend for 2014

On 4 August 2014, the Directors declared a second interim dividend for 2014 of US$0.10 per ordinary share. The second interim dividend will be payable on 9 October 2014 to holders of record on 21 August 2014 on the Hong Kong Overseas Branch Register and to holders of record on 22 August 2014 on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register. The dividend will be payable in cash, US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 29 September 2014. A scrip dividend will also be offered. Particulars of these arrangements will be sent to shareholders on or about 3 September 2014 and elections must be received by 25 September 2014.

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 9 October 2014 to the holders of record on 22 August 2014. The dividend will be payable by Euroclear France in cash, in euros, at the forward exchange rate quoted by HSBC France on 29 September 2014, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 5 August 2014 and 28 August 2014.

The dividend will be payable on ADSs, each of which represents five ordinary shares, on 9 October 2014 to holders of record on 22 August 2014. The dividend of US$0.50 per ADS will be payable by the depositary in cash, in US dollars or as a scrip dividend of new ADSs. Elections must be received by the depositary on or before 19 September 2014. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

Ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 20 August 2014. The ADSs will be quoted ex-dividend in New York on 20 August 2014.

Any person who has acquired ordinary shares registered on the Hong Kong Overseas Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4.00pm on 21 August 2014 in order to receive the dividend.

Any person who has acquired ordinary shares registered on the Principal Register in the United Kingdom or on the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar or the

HSBC HOLDINGS PLC

Additional Information (continued)

Bermuda Overseas Branch Registrar respectively, should do so before 4.00pm on 22 August 2014 in order to receive the dividend.

Removals of ordinary shares may not be made to or from the Hong Kong Overseas Branch Register on 22 August 2014. Accordingly, any person who wishes to remove ordinary shares to the Hong Kong Overseas Branch Register must lodge the removal request with the Principal Registrar in the United Kingdom or the Bermuda Branch Registrar by 4.00pm on 20 August 2014. Any person who wishes to remove ordinary shares from the Hong Kong Overseas Branch Register must lodge the removal request with the Hong Kong Branch Registrar by 4.00pm on 21 August 2014.

Transfers of ADSs must be lodged with the depositary by 12 noon on 22 August 2014 in order to receive the dividend.

7	Proposed interim dividends for 2014

The Board has adopted a policy of paying quarterly dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. The timetables for dividends payable on the ordinary shares in respect of 2014 that have not yet been declared are expected to be as follows:

	Third interim dividend for 2014	Fourth interim dividend for 2014

Announcement	6 October 2014	23 February 2015
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	23 October 2014	12 March 2015
ADSs quoted ex-dividend in New York	22 October 2014	11 March 2015
Record date in London, Hong Kong, New York, Paris and Bermuda	24 October 2014	13 March 2015
Payment date	10 December 2014	7 May 2015

8	Interim Management Statement

An Interim Management Statement for the three-month period ending 30 September 2014 is expected to be issued on 3 November 2014.

9	Final results

The results for the year to 31 December 2014 are expected to be announced on 23 February 2015.

10	Corporate governance

HSBC is committed to high standards of corporate governance.

Throughout the six months to 30 June 2014, HSBC Holdings has complied with the applicable code provisions of: (i) The UK Corporate Governance Code issued by the Financial Reporting Council and (ii) the Hong Kong Corporate Governance Code set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that the Group Risk Committee (all the members of which are independent non-executive Directors), which was established in accordance with the recommendations of the review on corporate governance in UK banks and other financial industry entities (‘The Walker Report’), is responsible for the oversight of internal control (other than internal controls over financial reporting) and risk management systems (Hong Kong Corporate Governance Code provision C.3.3 paragraphs (f), (g) and (h)). In the absence of the Group Risk Committee, these matters would be the responsibility of the Group Audit Committee. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.

The Board of HSBC Holdings has adopted a code of conduct for transactions in HSBC Group securities by Directors. The code of conduct complies with The Model Code in the Listing Rules of the Financial Conduct Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers (‘Hong Kong Model Code’) set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code. The waivers granted by The Stock Exchange of Hong Kong Limited primarily take into account accepted practices in the UK, particularly in respect of employee share plans. Following a specific enquiry, each Director has confirmed that he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the period.

HSBC HOLDINGS PLC

Additional Information (continued)

There have been no material changes to the information disclosed in the Annual Report and Accounts 2013 in respect of the number and remuneration of employees, remuneration policies, bonus and share option plans and training schemes.

The biographies of Directors on pages 199 to 203 include changes during 2014 and the updated information required pursuant to rule 13.51B (1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

11	Going concern basis

As mentioned in Note 1 Basis of preparation on page 214, the financial statements are prepared on the going concern basis, as the Directors are satisfied that the Group has the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including projections of profitability, cash flows and capital resources. Further information relevant to the assessment is provided elsewhere in this Interim Report 2014.

In particular, HSBC’s principal activities, business and operating models, strategic direction and top and emerging risks are addressed in the ‘Overview’ section; a financial summary, including a review of the consolidated income statement and consolidated balance sheet, is provided in the ‘Interim Management Report’ section; HSBC’s objectives, policies and processes for managing credit, liquidity and market risk are described in the ‘Risk’ section; and HSBC’s approach to capital management and allocation is described in the ‘Capital’ section.

12	Telephone and online share dealing service

For shareholders on the Principal Register who are resident in the UK, Channel Islands or Isle of Man with a UK, Channel Islands or Isle of Man postal address, and who hold an HSBC Bank personal current account, the HSBC InvestDirect share dealing service is available for buying and selling HSBC Holdings ordinary shares. Details are available from: HSBC InvestDirect, PO Box 1683, Frobisher House, Nelson Gate, Southampton, SO15 9DG, UK telephone : 08456 002 469, overseas telephone: +44 (0) 1226 261090, web: www.hsbc.co.uk/shares.

13	Stock symbols

HSBC Holdings plc ordinary shares trade under the following stock symbols:

London Stock Exchange	HSBA
Hong Kong Stock Exchange	5
New York Stock Exchange (ADS)	HSBC
Euronext Paris	HSB
Bermuda Stock Exchange	HSBC.BH

14	Copies of the Interim Report 2014 and shareholder enquiries and communications

Further copies of the Interim Report 2014 may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; or from Global Publishing Services, HSBC – North America, 7th Floor, 10 East 40th Street, New York, 10018, USA. The Interim Report 2014 may also be downloaded from the HSBC website, www.hsbc.com.

Shareholders may at any time choose to receive corporate communications in printed form or to receive notifications of their availability on HSBC’s website. To receive future notifications of the availability of a corporate communication on HSBC’s website by email, or to revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms. If you provide an email address to receive electronic communications from HSBC, we will also send notifications of your dividend entitlements by email. If you received a notification of the availability of this document on HSBC’s website and would like to receive a printed copy of it or, if you would like to receive future corporate communications in printed form, please write or send an email (quoting your shareholder reference number) to the appropriate Registrar at the address given below. Printed copies will be provided without charge.

Any enquiries relating to your shareholdings on the share register, for example transfers of shares, change of name or address, lost share certificates or dividend cheques, should be sent to the Registrar at the address given below. The

HSBC HOLDINGS PLC

Additional Information (continued)

Registrar offers an online facility, Investor Centre, which enables shareholders to manage their shareholding electronically.

Principal Register	Hong Kong Overseas Branch Register	Bermuda Overseas Branch Register

Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ United Kingdom Telephone: +44 (0) 870 702 0137 Email via website: www.investorcentre.co.uk/contactus	Computershare Hong Kong Investor Services Limited Rooms 1712-1716, 17th Floor Hopewell Centre 183 Queen’s Road East Hong Kong Telephone: +852 2862 8555 Email: hsbc.ecom@computershare.com.hk	Investor Relations Team HSBC Bank Bermuda Limited 6 Front Street Hamilton HM 11 Bermuda Telephone: +1 441 299 6737 Email: hbbm.shareholder.services@hsbc.bm
Investor Centre: www.investorcentre.co.uk	Investor Centre: www.investorcentre.com/hk	Investor Centre: www.investorcentre.co.uk/bm

Any enquiries relating to ADSs should be sent to the depositary at:

BNY Mellon Shareowner Services PO Box 30170	Overnight correspondence should be sent to:
College Station, TX 77842-3170 USA Telephone (US): +1 877 283 5786	BNY Mellon Shareowner Services 211 Quality Circle, Suite 210 College Station, TX 77845
Telephone (international): +1 201 680 6825 Email: shrrelations@cpushareownerservices.com Website: www.mybnymdr.com

Any enquiries relating to shares held through Euroclear France, the settlement and central depositary system for NYSE Euronext Paris, should be sent to the paying agent:

HSBC France

103, avenue des Champs Elysées

75419 Paris Cedex 08

France

Telephone: +33 1 40 70 22 56

Email: ost-agence-des-titres-hsbc-reims.hbfr-do@hsbc.fr

Website: www.hsbc.fr

A Chinese translation of this and future documents may be obtained on request from the Registrar. Please also contact the Registrar if you have received a Chinese translation of this document and do not wish to receive such translations in future.

Persons whose shares are held on their behalf by another person may have been nominated to receive communications from HSBC pursuant to section 146 of the UK Companies Act 2006 (‘nominated person’). The main point of contact for a nominated person remains the registered shareholder (for example your stockbroker, investment manager, custodian or other person who manages the investment on your behalf). Any changes or queries relating to a nominated person’s personal details and holding (including any administration thereof) must continue to be directed to the registered shareholder and not HSBC’s Registrar. The only exception is where HSBC, in exercising one of its powers under the UK Companies Act 2006, writes to nominated persons directly for a response.

This page is intentionally left blank.

HSBC HOLDINGS PLC

Additional Information (continued)

Abbreviations

Abbreviation	Brief description

A
ABCP	Asset-backed commercial paper
ABS[1]	Asset-backed security
ADS	American Depositary Share
AIEA	Average interest-earning assets
ALCM	Asset, Liability and Capital Management
ALCO	Asset and Liability Management Committee
AML	Anti-money laundering
AQR	Asset Quality Review (EU)
ARM[1]	Adjustable-rate mortgage

B
Basel Committee	Basel Committee on Banking Supervision
Basel I	1988 Basel Capital Accord
Basel II1	2006 Basel Capital Accord
Basel III[1]	Basel Committee’s reforms to strengthen global capital and liquidity rules
BBA	British Bankers’ Association
BoCom	Bank of Communications Co., Limited, one of China’s largest banks
BSA	Bank Secrecy Act (US)
BSM	Balance Sheet Management

C
CAPM	Capital asset pricing model
CCA	Consumer Credit Act (UK)
CCAR	Comprehensive Capital Analysis and Review (US)
CCP[1]	Central counterparty
CD	Certificate of deposit
CDO[1]	Collateralised debt obligation
CDS[1]	Credit default swap
CEA	Commodity Exchange Act (US)
CET1[1]	Common equity tier 1 ratio
CGU	Cash-generating unit
CMB	Commercial Banking, a global business
CML[1]	Consumer and Mortgage Lending (US)
CPI	Consumer price index
CRD[1]	Capital Requirements Directive
CRR[1]	Customer risk rating
CRS	Card and Retail Services
CVA[1]	Credit valuation adjustment

D
DANY DPA	Two-year deferred prosecution agreement with the New York County District Attorney (US)
DDOS	Distributed denial of service
DFAST	Dodd-Frank Stress Testing programme (US)
DoJ	Department of Justice (US)
DPA	Deferred prosecution agreement (US)
DPF	Discretionary participation feature of insurance and investment contracts
DVA[1]	Debit valuation adjustment

E
EAD[1]	Exposure at default
EBA	European Banking Authority
ECB	European Central Bank
ECL	Expected credit loss
EGP	Egyptian pound
EL1	Expected loss
EMIR	European Market Infrastructure Regulation
EU	European Union
Euribor	European Interbank Offered Rates

F
Fannie Mae	Federal National Mortgage Association (US)
FCA[1]	Financial Conduct Authority (UK)
FCA Direction	Undertaking originally with the FSA to comply with certain forward-looking obligations with respect to AML and sanctions requirements
FHFA	Federal Housing Finance Agency (US)
FIU	Financial Intelligence Unit
FPC[1]	Financial Policy Committee (UK)
FRB	Federal Reserve Board (US)
Freddie Mac	Federal Home Loan Mortgage Corporation (US)

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Additional Information (continued)

Abbreviation	Brief description

FSA	Financial Services Authority (UK). The FSA has now become two separate regulatory authorities the FCA and PRA
FSCS	Financial Services Compensation Scheme
FuM	Funds under management

G
G20	Leaders, finance ministers and central bank governors of the Group of Twenty countries
GB&M	Global Banking and Markets, a global business
GDP	Gross domestic product
Ginnie Mae	Government National Mortgage Association (US)
GLBA	Gramm-Leach-Bliley Act (US)
Global Markets	HSBC’s treasury and capital markets services in Global Banking and Markets
GMB	Group Management Board
GPB	Global Private Banking, a global business
Group	HSBC Holdings together with its subsidiary undertakings
G-SIB[1]	Global systemically important bank

H
HASCO	HSI Asset Securitization
HKMA	Hong Kong Monetary Authority
HNAH	HSBC North America Holdings Inc.
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank	HSBC Bank plc, formerly Midland Bank plc
HSBC Bank Bermuda	HSBC Bank Bermuda Limited, formerly The Bank of Bermuda Limited
HSBC Bank USA	HSBC’s retail bank in the US, HSBC Bank USA, N.A. (formerly HSBC Bank USA, Inc.)
HSBC Canada	The sub-group, HSBC Bank Canada, HSBC Trust Company Canada, HSBC Mortgage Corporation Canada and HSBC Securities Canada, consolidated for liquidity purposes
HSBC Finance	HSBC Finance Corporation, the US consumer finance company (formerly Household International, Inc.)
HSBC France	HSBC’s French banking subsidiary, formerly CCF S.A.
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC USA	The sub-group, HSBC USA Inc and HSBC Bank USA, consolidated for liquidity purposes
HSI	HSBC Securities (USA) Inc.

I
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICB	Independent Commission on Banking
IFRSs	International Financial Reporting Standards
Illinois District Court	US District Court for the Northern District of Illinois
Industrial Bank	Industrial Bank Co. Limited, a national joint-stock bank in mainland China in which Hang Seng Bank Limited has a shareholding
IRB[1]	Internal ratings-based
ISDA	International Swaps and Derivatives Association

K
KPMG	KPMG Audit Plc and its affiliates

L
LCR[1]	Liquidity coverage ratio
LFRF	Liquidity and funding risk management framework
LGD[1]	Loss given default
Libor	London Interbank Offered Rate
LIC	Loan impairment charge and other credit risk provision
LTV[1]	Loan-to-value ratio

M
Madoff Securities	Bernard L Madoff Investment Securities LLC
Mainland China	People’s Republic of China excluding Hong Kong
Mazarin	Mazarin Funding Limited, an asset-backed CP conduit
MBS[1]	US mortgage-backed security
MENA	Middle East and North Africa
MME	Middle market enterprises
Monoline[1]	Monoline insurance company
MSCI	Morgan Stanley Capital International index
MTN[1]	Medium-term notes

N
New York District Court	US District Court for the Southern District of New York
NSFR[1]	Net stable funding ratio

HSBC HOLDINGS PLC

Additional Information (continued)

Abbreviation	Brief description

O
OCC	Office of the Comptroller of the Currency (US)
OECD	The Organisation for Economic Co-operation and Development
OFAC	Office of Foreign Assets Control (US)
OIS[1]	Overnight index swap
ORMF	Operational risk management framework
OTC[1]	Over-the-counter

P
PD1	Probability of default
Ping An	Ping An Insurance (Group) Company of China, Ltd., the second-largest life insurer in the People’s Republic of China
PPI	Payment protection insurance product
PRA[1]	Prudential Regulation Authority (UK)
Premier	HSBC Premier, HSBC’s premium personal global banking service
PVIF	Present value of in-force long-term insurance business

R
RAS	Risk Appetite Statement
RBWM	Retail Banking and Wealth Management, a global business
Repo[1]	Sale and repurchase transaction
Restricted Shares[1]

Awards of Restricted Shares define the number of HSBC Holdings ordinary shares to which the employee will become entitled, generally between one and three years from the date of the award, and normally subject to the individual remaining in employment

Reverse repo	Security purchased under commitments to sell
RM	Relationship manager
RMB	Renminbi
RMBS	Residential mortgage-backed securities
RoRWA	Return on average risk-weighted assets
RWA[1]	Risk-weighted assets

S
S&P	Standard and Poor’s rating agency
SE1	Structured entity
SEC	Securities and Exchange Commission (US)
SIC	Securities investment conduit
SME	Small and medium-sized enterprise
Solitaire	Solitaire Funding Limited, a special purpose entity managed by HSBC
SR	Saudi riyal

U
UAE	United Arab Emirates
UK	United Kingdom
US	United States of America
US DPA	Five-year deferred prosecution agreement with the Department of Justice and others (US)

V
VaR[1]	Value at risk
VIU	Value in use

1	For full definitions, see page 284.

HSBC HOLDINGS PLC

Additional Information (continued)

Glossary

Term	Definition

A

Adjustable-rate mortgages (‘ARM’s)	Mortgage loans in the US on which the interest rate is periodically changed based on a reference price. These are included within ‘affordability mortgages’.

Affordability mortgages	Mortgage loans where the customer’s monthly payments are set out at a low initial rate, either variable or fixed, before resetting to a higher rate once the introductory period is over.

Agency exposures

Exposures to near or quasi-government agencies including public sector entities fully owned by government carrying out non-commercial activities, provincial and local government authorities, development banks and funds set up by government.

Alt-A	A US description for loans regarded as lower risk than sub-prime, but with higher risk characteristics than lending under normal criteria.

Arrears

Customers are said to be in arrears (or in a state of delinquency) when they are behind in fulfilling their obligations, with the result that an outstanding loan is unpaid or overdue. When a customer is in arrears, the total outstanding loans on which payments are overdue are described as delinquent.

Asset-backed securities (‘ABS’s)

Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages.

B

Back-testing	A statistical technique used to monitor and assess the accuracy of a model, and how that model would have performed had it been applied in the past.

Bail-inable debt

Bail-in refers to imposition of losses at the point of non viability (but before insolvency) on bank liabilities (bail-inable debt) that are not exposed to losses while the institution remains a viable, going concern. Whether by way of write-down or conversion into equity, this has the effect of recapitalising the bank (although it does not provide any new funding).

Bank levy

A levy that applies to UK banks, building societies and the UK operations of foreign banks from 1 January 2011. The amount payable is based on a percentage of the group’s consolidated liabilities and equity as at 31 December after deducting certain items the most material of which are those related to insured deposit balances, tier 1 capital, insurance liabilities, high quality liquid assets and items subject to a legally enforceable net settlement agreement.

Basel II

The capital adequacy framework issued by the Basel Committee on Banking Supervision in June 2006 in the form of the ‘International Convergence of Capital Measurement and Capital Standards’, amended by subsequent changes to the capital requirements for market risk and re-securitisations, commonly known as Basel 2.5, which took effect 31 December 2011.

Basel III

In December 2010, the Basel Committee issued ‘Basel III rules: A global regulatory framework for more resilient banks and banking systems’ and ‘International framework for liquidity risk measurement, standards and monitoring’. Together these documents present the Basel Committee’s reforms to strengthen global capital and liquidity rules with the goal of promoting a more resilient banking sector. In June 2011, the Basel Committee issued a revision to the former document setting out the finalised capital treatment for counterparty credit risk in bilateral trades.

Basis point (‘bps’)	One hundredth of a per cent (0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.

C

Capital conservation buffer

A capital buffer prescribed by regulators under Basel III and designed to ensure banks build up capital buffers outside periods of stress which can be drawn down as losses are incurred. Should a bank’s capital levels fall within the capital conservation buffer range, capital distributions will be constrained by the regulators.

Capital planning buffer

A capital buffer, prescribed by the PRA under Basel II, and designed to ensure banks build up capital buffers outside periods of stress which can be drawn down as losses are incurred. Should a bank’s capital levels fall within the capital planning buffer range, a period of heightened regulatory interaction would be triggered.

Capital requirements directive (‘CRD’)

A capital adequacy legislative package issued by the European Commission and adopted by EU member states. The first CRD legislative package gave effect to the Basel II proposals in the EU and came into force on 20 July 2006. CRD II, which came into force on 31 December 2010, subsequently updated the requirements for capital instruments, large exposure, liquidity risk and securitisation. A further CRD III amendment, updated market risk capital and additional securitisation requirements, and came into force on 31 December 2011.

CRD IV package comprises a recast Capital Requirements Directive and a new Capital Requirements Regulation. The package implements the Basel III capital proposals together with transitional arrangements for some of its requirements. CRD IV came into force on 1 January 2014.

Central counterparty (‘CCP’)	An intermediary between a buyer and a seller (generally a clearing house).

Collateralised debt obligation (‘CDO’)

A security issued by a third-party which references ABSs and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

HSBC HOLDINGS PLC

Additional Information (continued)

Term	Definition

Collectively assessed impairment

Impairment assessment on a collective basis for homogeneous groups of loans that are not considered individually significant and to cover losses which have been incurred but have not yet been identified on loans subject to individual assessment.

Commercial paper (‘CP’)

An unsecured, short-term debt instrument issued by a corporation, typically for the financing of accounts receivable, inventories and meeting short-term liabilities. The debt is usually issued at a discount, reflecting prevailing market interest rates.

Commercial real estate	Any real estate, comprising buildings or land, intended to generate a profit, either from capital gain or rental income.

Common equity tier 1 capital (‘CET1’)

The highest quality form of regulatory capital under Basel III that comprises common shares issued and related share premium, retained earnings and other reserves excluding the cash flow hedging reserve, less specified regulatory adjustments.

Common reporting (‘COREP’)	Harmonised European reporting framework established in the Capital Requirements Directives, to be mandated by the European Banking Authority.

Compliance risk

The risk that the Group fails to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice, and incurs fines and penalties and suffers damage to its business as a consequence.

Conduits

HSBC sponsors and manages multi-seller conduits and ‘SIC’s. The multi-seller conduits hold interests in diversified pools of third-party assets such as vehicle loans, trade receivables and credit card receivables funded through the issuance of short-dated commercial paper and supported by a liquidity facility. The SICs hold predominantly asset-backed securities referencing such items as commercial and residential mortgages, vehicle loans and credit card receivables funded through the issuance of both long-term and short-term debt.

Constant currency

A non-GAAP financial measure that adjusts for the year-on-year effects of foreign currency translation differences by comparing reported results for the reported period with reported results for comparative period retranslated at exchange rates for the reported period. The foreign currency translation differences reflect the movements of the US dollar against most major currencies during the reported period.

Constant net asset value fund (‘CNAV’)	A fund that prices its assets on an amortised cost basis, subject to the amortised book value of the portfolio remaining within 50 basis points of its market value.

Consumer and Mortgage Lending (‘CML’)

In the US, the CML portfolio consists of our Consumer Lending and Mortgage Services businesses, which are in run-off.

The Consumer Lending business offered secured and unsecured loan products, such as first and second lien mortgage loans, open-ended home equity loans and personal non-credit card loans through branch locations and direct mail. The majority of the mortgage lending products were for refinancing and debt consolidation rather than home purchases. In the first quarter of 2009, we discontinued all originations by our Consumer Lending business.

Prior to the first quarter of 2007, when we ceased new purchase activity, the Mortgage Services business purchased non-conforming first and second lien real estate secured loans from unaffiliated third parties. The business also included the operations of Decision One Mortgage Company (‘Decision One’), which historically originated mortgage loans sourced by independent mortgage brokers and sold these to secondary market purchasers. Decision One ceased originations in September 2007.

Contractual maturities	The date on which the final payment (principal or interest) of any financial instrument is due to be paid, at which point all the remaining outstanding principal and interest have been repaid.

Core tier 1 capital

The highest quality form of regulatory capital, under Basel II, that comprises total shareholders’ equity and related non-controlling interests, less goodwill and intangible assets and certain other regulatory adjustments.

Countercyclical capital buffer (‘CCB’)

A capital buffer prescribed by regulators under Basel III which aims to ensure that capital requirements take account of the macro-financial environment in which banks operate. This will provide the banking sector with additional capital to protect it against potential future losses, when excess credit growth in the financial system as a whole is associated with an increase in system-wide risk.

Counterparty credit risk (‘CCR’)	Counterparty credit risk, in both the trading and non-trading books, is the risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction.

Credit default swap (‘CDS’)

A derivative contract whereby a buyer pays a fee to a seller in return for receiving a payment in the event of a defined credit event (e.g. bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency) on an underlying obligation (which may or may not be held by the buyer).

Credit enhancements	Facilities used to enhance the creditworthiness of financial obligations and cover losses due to asset default.

Credit risk

Risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. It arises mainly from direct lending, trade finance and leasing business, but also from products such as guarantees, derivatives and debt securities.

Credit valuation adjustment (‘CVA’)	An adjustment to the valuation of OTC derivative contracts to reflect the creditworthiness of OTC derivative counterparties.

HSBC HOLDINGS PLC

Additional Information (continued)

Term	Definition

Credit risk mitigation	A technique to reduce the credit risk associated with an exposure by application of credit risk mitigants such as collateral, guarantee and credit protection.

Credit risk spread

The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality. The yield spread between securities with the same coupon rate and maturity structure but with different associated credit risks. The yield spread rises as the credit rating worsens.

Credit spread risk	The risk that movements in credit spreads will affect the value of financial instruments.

Customer deposits	Money deposited by account holders. Such funds are recorded as liabilities.

Customer remediation

Activities carried out by HSBC to compensate customers for losses or damages associated with a failure to comply with regulations. Customer remediation is initiated by HSBC in response to customer complaints, and not specifically initiated by regulatory action.

Customer risk rating (‘CRR’)	A scale of 23 grades measuring obligor PD.

D

Debit valuation adjustment (‘DVA’)	An adjustment made by an entity to the valuation of OTC derivative liabilities to reflect within fair value the entity’s own credit risk.

Debt restructuring

A restructuring by which the terms and provisions of outstanding debt agreements are changed. This is often done in order to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as debt or interest charge reduction.

Debt securities	Financial assets on the Group’s balance sheet representing certificates of indebtedness of credit institutions, public bodies or other undertakings, excluding those issued by central banks.

Debt securities in issue	Transferable certificates of indebtedness of the Group to the bearer of the certificates. These are liabilities of the Group and include certificates of deposits.

Deed-in-lieu	An arrangement in which a borrower surrenders the deed for a property to the lender without going through foreclosure proceedings and is subsequently released from any further obligations on the loan.

Defined benefit obligation	The present value of expected future payments required to settle the obligations of a defined benefit plan resulting from employee service.

Delinquency	See ‘Arrears’.

Deposits by banks	All deposits received from domestic and foreign banks, excluding deposits or liabilities in the form of debt securities or for which transferable certificates have been issued.

E

Economic capital	The internally calculated capital requirement which is deemed necessary by HSBC to support the risks to which it is exposed.

Economic profit	The difference between the return on financial capital invested by shareholders and the cost of that capital. Economic profit may be expressed as a whole number or as a percentage.

Economic value of equity (‘EVE’) sensitivity	Considers all re-pricing mismatches in the current balance sheet and calculates the change in market value that would result from a set of defined interest rate shocks.

Encumbered assets	Assets on our balance sheet which have been pledged as collateral against an existing liability.

Enhanced Variable Net Asset Value fund (‘ENAV’)	A fund that prices its assets on a fair value basis. Consequently, prices may change from one day to the next.

Equity risk	The risk arising from positions, either long or short, in equities or equity-based instruments, which create exposure to a change in the market price of the equities or equity instruments.

Eurozone

The 18 European Union countries using the euro as their common currency. The 18 countries are Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.

Expected loss (‘EL’)

A regulatory calculation of the amount expected to be lost on an exposure using a 12-month time horizon and downturn loss estimates. EL is calculated by multiplying the PD (a percentage) by the EAD (an amount) and LGD (a percentage).

Exposure	A claim, contingent claim or position which carries a risk of financial loss.

Exposure at default (‘EAD’)

The amount expected to be outstanding after any credit risk mitigation, if and when the counterparty defaults. EAD reflects drawn balances as well as allowance for undrawn amounts of commitments and contingent exposures.

F

Fair value adjustment

An adjustment to the fair value of a financial instrument which is determined using a valuation technique (level 2 and level 3) to include additional factors that would be considered by a market participant that are not incorporated within the valuation model.

Fiduciary risk	The risk to the Group of breaching its fiduciary duties where it acts in a fiduciary capacity as trustee, investment manager or as mandated by law or regulation.

Financial Conduct Authority (‘FCA’)

The Financial Conduct Authority regulates the conduct of financial firms and, for certain firms, prudential standards in the UK. It has a strategic objective to ensure that the relevant markets function well.

HSBC HOLDINGS PLC

Additional Information (continued)

Term	Definition

Financial Policy Committee (‘FPC’)

The Financial Policy Committee, at the Bank of England, is charged with a primary objective of identifying, monitoring and taking action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC has a secondary objective to support the economic policy of the UK Government.

Financial Reporting (‘FINREP’)	Harmonised European financial reporting framework, proposed by the European Union, which will be used to obtain a comprehensive view of a firm’s risk profile.

First lien

A security interest granted over an item of property to secure the repayment of a debt that places its holder first in line to collect repayment from the sale of the underlying collateral in the event of a default on the debt.

Forbearance strategies

Employed in order to improve the management of customer relationships, maximise collection opportunities and, if possible, avoid default, foreclosure or repossession. Such arrangements include extended payment terms, a reduction in interest or principal repayments, approved external debt management plans, debt consolidations, the deferral of foreclosures, other modifications and re-ages.

Funded exposure	A situation where the notional amount of a contract is or has been exchanged.

Funding risk	A form of liquidity risk arising when the liquidity needed to fund illiquid asset positions cannot be obtained at the expected terms and when required.

G

Gap risk	The risk of financial loss arising from a significant change in market price with no accompanying trading opportunity.

Global systemically important bank (‘G-SIB’)

In parallel with the Basel III proposals, the Basel Committee issued in July 2011 a consultative document: ‘Global systemically important banks: assessment methodology and the additional loss absorbency requirement’, and in November 2011, its first rules on G-SIBs. The Financial Stability Board (‘FSB’) periodically issues the list of G-SIBs, which currently includes HSBC and 28 other major banks from around the world and is re-assessed through annual re-scoring of the individual banks and a triennial review of the methodology.

Government-sponsored enterprises (‘GSE’s)

A group of financial services enterprises created by the US Congress to reduce the cost of capital for certain borrowing sectors of the economy, and to make them more efficient and transparent. Examples in the residential mortgage borrowing segment are Freddie Mac and Fannie Mae. GSEs carry the implicit backing, but are not direct obligations, of the US government.

GPSP Awards

Awards that define the number of HSBC Holdings ordinary shares to which the employee will become entitled, generally five years from the date of the award, and normally subject to individual remaining in employment. The shares to which the employee becomes entitled are subject to a retention requirement until cessation of employment.

Guarantee	An undertaking by a party to pay a creditor should a debtor fail to do so.

H

Haircut

A discount applied by management when determining the amount at which an asset can be realised. The discount takes into account the method of realisation including the extent to which an active market for the asset exists.

Historical rating transition matrices	The probability of a counterparty with a particular rating moving to a different rating over a defined time horizon.

Home equity lines of credit (‘HELoC’s)

A form of revolving credit facility provided to US customers, which is supported in the majority of cases by a second lien or lower ranking charge over residential property. Holdings of HELoCs are classified as sub-prime.

I

Impaired loans	Loans where the Group does not expect to collect all the contractual cash flows or expects to collect them later than they are contractually due.

Impairment allowances	Management’s best estimate of losses incurred in the loan portfolios at the balance sheet date.

Individually assessed impairment	Exposure to loss is assessed on all individually significant accounts and all other accounts that do not qualify for collective assessment.

Insurance risk

A risk, other than a financial risk, transferred from the holder of a contract to the insurance provider. The principal insurance risk is that, over time, the combined cost of claims, administration and acquisition of the contract may exceed the aggregate amount of premiums received and investment income.

Internal Capital Adequacy Assessment Process	The Group’s own assessment of the levels of capital that it needs to hold through an examination of its risk profile from regulatory and economic capital viewpoints.

Internal Model Method	One of three approaches defined by Basel II to determine exposure values for counterparty credit risk.

Internal ratings-based approach (‘IRB’)	A method of calculating credit risk capital requirements using internal, rather than supervisory, estimates of risk parameters.

Invested capital	Equity capital invested in HSBC by its shareholders, adjusted for certain reserves and goodwill previously amortised or written off.

Investment grade	Represents a risk profile similar to a rating of BBB- or better, as defined by an external rating agency.

HSBC HOLDINGS PLC

Additional Information (continued)

Term	Definition

IRB advanced approach	A method of calculating credit risk capital requirements using internal PD, LGD and EAD models.

IRB foundation approach	A method of calculating credit risk capital requirements using internal PD models but with supervisory estimates of LGD and conversion factors for the calculation of EAD.

ISDA Master agreement	Standardised contract developed by ISDA used as an umbrella contract under which bilateral derivatives contracts are entered into.

K

Key management personnel	Directors and Group Managing Directors of HSBC Holdings.

L

Legacy credit in GB&M

A separately identifiable, discretely managed business comprising Solitaire Funding Limited, the securities investment conduits, the asset-backed securities trading portfolios and credit correlation portfolios, derivative transactions entered into directly with monoline insurers, and certain other structured credit transactions.

Legal proceedings

Civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim) or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings.

Legal risk

The risk of financial loss, sanction and/or reputational damage resulting from contractual risk (the risk that the rights and/or obligations of a Group member within a contractual relationship are defective); dispute risk (the risk when involved in or managing potential or actual disputes); legislative risk (the risk that a Group member fails to adhere to laws of the jurisdiction in which it operates); and non contractual rights risk (the risk that a Group member’s assets are not properly owned or are infringed by others or the infringement by a Group member of another party’s rights).

Level 1 – quoted market price	Financial instruments with quoted prices for identical instruments in active markets.

Level 2 – valuation technique using observable inputs

Financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are observable.

Level 3 – valuation technique with significant unobservable inputs	Financial instruments valued using valuation techniques where one or more significant inputs are unobservable.

Leveraged finance	Funding provided for entities with higher than average indebtedness, which typically arises from sub-investment grade acquisitions or event-driven financing.

Leverage ratio

A measure, prescribed by regulators under Basel III, which is the ratio of tier 1 capital to total exposures. Total exposures include on-balance sheet items, off-balance sheet items and derivatives, and should generally follow the accounting measure of exposure. This supplementary measure to the risk-based capital requirements is intended to constrain the build-up of excess leverage in the banking sector.

Liquidity coverage ratio (‘LCR’)

The ratio of the stock of high quality liquid assets to expected net cash outflows over the following 30 days. High quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. The Basel III rules require this ratio to be at least 100% with effect from 2015. The LCR is still subject to an observation period and review to address any unintended consequences.

Liquidity enhancement	Liquidity enhancement makes funds available if required for reasons other than asset default, e.g. to ensure timely repayment of maturing commercial paper.

Liquidity risk

The risk that HSBC does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. This risk arises from mismatches in the timing of cash flows.

Loan modification

An account management action that results in a change to the original terms and conditions of a loan either temporarily or permanently without resetting its delinquency status, except in case of a ‘modification re-age’ where delinquency status is also reset to up-to-date. Account modifications may include revisions to one or more terms of the loan including, but not limited to, a change in interest rate, extension of the amortisation period, reduction in payment amount and partial forgiveness or deferment of principal.

Loan re-age

An account management action that results in the resetting of the contractual delinquency status of an account to up-to-date upon fulfilment of certain requirements which indicate that payments are expected to be made in accordance with the contractual terms.

Loans past due	Loans on which repayments are overdue.

Loan to value ratio (‘LTV’)

A mathematical calculation that expresses the amount of the loan as a percentage of the value of security. A high LTV indicates that there is less cushion to protect the lender against house price falls or increases in the loan if repayments are not made and interest is added to the outstanding loan balance.

Loss given default (‘LGD’)	The estimated ratio (percentage) of the loss on an exposure to the amount outstanding at default (EAD) upon default of a counterparty.

Loss severity

The realised amount of losses incurred (including ancillary amounts owed) when a loan is foreclosed or disposed of through the arrangement with the borrower. The loss severity is represented as a percentage of the outstanding loan balance.

HSBC HOLDINGS PLC

Additional Information (continued)

Term	Definition

M

Malus	An arrangement that permits an organisation to prevent vesting of all or part of the amount of a deferred remuneration award in relation to risk outcomes or performance.

Market risk	The risk that movements in market risk factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices will reduce income or portfolio values.

Medium-term notes (‘MTN’s)	Issued by corporates across a range of maturities. Under MTN Programmes notes are offered on a regular and continuous basis to investors.

Monoline insurers (‘monolines’)

Entities which specialise in providing credit protection to the holders of debt instruments in the event of default by the debt security counterparty. This protection is typically held in the form of derivatives such as CDSs referencing the underlying exposures held.

Mortgage-backed securities (‘MBS’s)

Securities that represent interests in groups of mortgages, which may be on residential or commercial properties. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). When the MBS references mortgages with different risk profiles, the MBS is classified according to the highest risk class.

Mortgage-related assets	Referenced to underlying mortgages.

Mortgage vintage	The year a mortgage was originated.

N

Negative equity mortgages	Equity is the value of the asset less the outstanding balance on the loan. Negative equity arises when the value of the property purchased is below the balance outstanding on the loan.

Net asset value per share	Total shareholders’ equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue.

Net interest income	The amount of interest received or receivable on assets net of interest paid or payable on liabilities.

Net interest income sensitivity

Considers all pricing mismatches in the current balance sheet, with suitable assumptions for balance sheet growth in the future, and calculates the change in net interest income that would result from a set of defined interest rate shocks.

Net principal exposure

The gross principal amount of a financial asset after taking account of credit protection purchased but excluding the effect of any counterparty credit valuation adjustment to that protection. It includes assets that benefit from monoline protection, except where this protection is purchased with a CDS.

Net stable funding ratio (‘NSFR’)

The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. Available stable funding would include items such as equity capital, preferred stock with a maturity of over one year and liabilities with an assessed maturity of over one year. The Basel III rules require this ratio to be over 100% with effect from 2018. The NSFR is still subject to an observation period and review to address any unintended consequences.

Non-conforming mortgages

US mortgages that do not meet normal lending criteria. Examples include mortgages where the expected level of documentation is not provided (such as with income self-certification), or where poor credit history increases the risk and results in pricing at a higher than normal lending rate.

Non-trading portfolios

Portfolios that comprise positions that primarily arise from the interest rate management of our retail and commercial banking assets and liabilities, financial investments designated as available for sale and held to maturity, and exposures arising from our insurance operations.

Non-trading risk	The market risk arising from non-trading portfolios.

O

Offset mortgages

A flexible type of mortgage where a borrower’s savings balance(s) held at the same institution can be used to offset the mortgage balance outstanding. The borrower pays interest on the net balance which is calculated by subtracting the credit balance(s) from the debit balance. As part of the offset mortgage a total facility limit is agreed and the borrower may redraw up to a pre-agreed limit.

Overnight Index Swap (‘OIS’) discounting	A method of valuing collateralised interest rate derivatives which uses a discount curve that reflects the overnight interest rate typically earned or paid in respect of collateral received.

Operational risk	The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk.

Over-the-counter (‘OTC’)	A bilateral transaction (e.g. derivatives) that is not exchange traded and that is valued using valuation models.

P

Pension risk

The risk that contributions from Group companies and members fail to generate sufficient funds to meet the cost of accruing benefits for the future service of active members, and the risk that the performance of assets held in pension funds is insufficient to cover existing pension liabilities.

Performance shares	Awards of HSBC Holdings ordinary shares under employee share plans that are subject to the achievement of corporate performance conditions.

Personal lending	See ‘Retail loans’.

PRA standard rules	The method prescribed by the PRA for calculating market risk capital requirements in the absence of VaR model approval.

HSBC HOLDINGS PLC

Additional Information (continued)

Term	Definition

Prime	A US description for mortgages granted to the most creditworthy category of borrowers.

Private equity investments

Equity securities in operating companies not quoted on a public exchange, often involving the investment of capital in private companies or the acquisition of a public company that results in its delisting.

Probability of default (‘PD’)	The probability that an obligor will default within one year.

Prudential Regulation Authority (‘PRA’)	The Prudential Regulation Authority in the UK is responsible for prudential regulation and supervision of banks, building societies, credit unions, insurers and major investment firms.

R

Refi rate	The refi (or refinancing) rate is set by the European Central Bank (‘ECB’) and is the price banks pay to borrow from the ECB.

Regulatory capital	The capital which HSBC holds, determined in accordance with rules established by the PRA for the consolidated Group and by local regulators for individual Group companies.

Regulatory matters	Investigations, reviews and other actions carried out by, or in response to the actions of, regulators or law enforcement agencies in connection with alleged wrongdoing by HSBC.

Renegotiated loans	Loans for which the contractual terms have been changed because of significant concerns about the borrower’s ability to meet the contractual payments when due.

Repo (or sale and repurchase agreement)

A short-term funding agreement that allows a borrower to create a collateralised loan by selling a financial asset to a lender. As part of the agreement the borrower commits to repurchase the security at a date in the future repaying the proceeds of the loan. For the party on the other end of the transaction (buying the security and agreeing to sell in the future) it is reverse repurchase agreement or a reverse repo.

Reputational risk

The risk that illegal, unethical or inappropriate behaviour by the Group itself, members of staff or clients or representatives of the Group will damage HSBC’s reputation, leading, potentially, to a loss of business, fines or penalties.

Residential mortgage

A loan to purchase a residential property which is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property, and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms.

Restricted shares

Awards that define the number of HSBC Holdings ordinary shares to which the employee will become entitled, generally between one and three years from the date of the award, and normally subject to the individual remaining in employment. The shares to which the employee becomes entitled may be subject to retention requirement.

Retail loans	Money lent to individuals rather than institutions. This includes both secured and unsecured loans such as mortgages and credit card balances.

Return on equity	Profit attributable to shareholders of the parent company divided by average ordinary shareholders’ equity.

Risk appetite	The aggregate level and types of risk a firm is willing to assume within its risk capacity to achieve its strategic objectives and business plan.

Risk capacity

The maximum level of risk the firm can assume before breaching constraints determined by regulatory capital and liquidity needs and its obligations, also from a conduct perspective, to depositors, policyholders, other customers and shareholders.

Risk-weighted assets (‘RWA’s)	Calculated by assigning a degree of risk expressed as a percentage (risk weight) to an exposure value in accordance with the applicable Standardised or IRB approach rules.

Run-off portfolios

Legacy credit in GB&M, the US CML portfolio and other US run-off portfolios, including the treasury services related to the US CML businesses and commercial operations in run-off. Origination of new business in the run-off portfolios has been discontinued and balances are being managed down through attrition and sale.

S

Sale and repurchase agreement	See repo above.

Second lien

A security interest granted over an item of property to secure the repayment of a debt that is issued against the same collateral as a first lien but that is subordinate to it. In the case of default, repayment for this debt will only be received after the first lien has been repaid.

Securitisation

A transaction or scheme whereby the credit risk associated with an exposure, or pool of exposures, is tranched and where payments to investors in the transaction or scheme are dependent upon the performance of the exposure or pool of exposures. A traditional securitisation involves the transfer of the exposures being securitised to a structured entity which issues securities. In a synthetic securitisation, the tranching is achieved by the use of credit derivatives and the exposures are not removed from the balance sheet of the originator.

Securitisation swap

An interest rate or cross currency swap with notional linked to the size of the outstanding asset portfolio in a securitisation. Securitisation swaps are typically executed by securitisation vehicles to hedge interest rate risk arising from mismatches between the interest rate risk profile of the asset portfolio and that of the securities issued by the vehicle.

HSBC HOLDINGS PLC

Additional Information (continued)

Term	Definition

Short sale

In relation to credit risk management, a ‘short sale’ is an arrangement in which a bank permits the borrower to sell the property for less than the amount outstanding under a loan agreement. The proceeds are used to reduce the outstanding loan balance and the borrower is subsequently released from any further obligations on the loan.

Single-issuer liquidity facility	A liquidity or stand-by line provided to a corporate customer which is different from a similar line provided to a conduit funding vehicle.

Six filters

An internal measure designed to improve capital deployment across the Group. Five of the filters examine the strategic relevance of each business in each country, in terms of connectivity and economic development, and the current returns, in terms of profitability, cost efficiency and liquidity. The sixth filter requires adherence to global risk standards.

Sovereign exposures	Exposures to governments, ministries, departments of governments, embassies, consulates and exposures on account of cash balances and deposits with central banks.

Standardised approach

In relation to credit risk, a method for calculating credit risk capital requirements using External Credit Assessment Institutions (‘ECAI’) ratings and supervisory risk weights. In relation to operational risk, a method of calculating the operational capital requirement by the application of a supervisory defined percentage charge to the gross income of eight specified business lines.

Stressed VaR	A market risk measure based on potential market movements for a continuous one-year period of stress for a trading portfolio

Structured entities (‘SE’s)

An entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Structured finance/notes

An instrument whose return is linked to the level of a specified index or the level of a specified asset. The return on a structured note can be linked to equities, interest rates, foreign exchange, commodities or credit. Structured notes may or may not offer full or partial capital protection in the event of a decline in the underlying index or asset.

Structured Investment Vehicles (‘SIV’s)

Structured entities which invest in diversified portfolios of interest-earning assets, generally funded through issues of commercial paper, medium-term notes and other senior debt to take advantage of the spread differentials between the assets in the SIV and the funding cost.

Student loan-related assets	Securities with collateral relating to student loans.

Subordinated liabilities	Liabilities which rank after the claims of other creditors of the issuer in the event of insolvency or liquidation.

Sub-prime

A US description for customers with high credit risk, for example those who have limited credit histories, modest incomes, high debt-to-income ratios, high loan-to-value ratios (for real estate secured products) or have experienced credit problems caused by occasional delinquencies, prior charge-offs, bankruptcy or other credit-related problems.

Sustainability risk	The risk that the environmental and social effects of providing financial services outweigh the economic benefits.

Sustainable cost savings

Permanent cost reductions at a given level of business activity. Sustainable cost savings exclude cost avoidance and revenue and loan impairment charge benefits as these do not represent operational expense reductions. Cost savings resulting from business disposals are not classified as sustainable.

Systems risk

The risk of failure or other deficiency in the automated platforms that support the Group’s daily execution and the systems infrastructure on which they reside, including data centres, networks and distributed computers.

T

Tier 1 capital

A component of regulatory capital, comprising core tier 1 and other tier 1 capital. Other tier 1 capital includes qualifying capital instruments such as non-cumulative perpetual preference shares and hybrid capital securities.

Tier 2 capital

A component of regulatory capital, comprising qualifying subordinated loan capital, related non-controlling interests, allowable collective impairment allowances and unrealised gains arising on the fair valuation of equity instruments held as available-for-sale. Tier 2 capital also includes reserves arising from the revaluation of properties.

Trading portfolios	Positions arising from market-making and warehousing of customer-derived positions.

Trading risk	Market risk arising from trading portfolios.

Troubled debt restructuring

A US description for restructuring a debt whereby the creditor for economic or legal reasons related to a debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider.

HSBC HOLDINGS PLC

Additional Information (continued)

Term	Definition

U

Unencumbered assets	Assets on our balance sheet which have not been pledged as collateral against an existing liability.

Unfunded exposures	An exposure where the notional amount of a contract has not been exchanged.

US government agency and sponsored enterprises mortgage-related assets	Securities that are guaranteed by US government agencies such as Ginnie Mae, or by US government sponsored entities including Fannie Mae and Freddie Mac.

V

Value-at-risk (‘VaR’)

A measure of the loss that could occur on risk positions as a result of adverse movements in market risk factors (e.g. rates, prices, volatilities) over a specified time horizon and to a given level of confidence.

W

Wholesale loans	Money lent to sovereign borrowers, banks, non-bank financial institutions and corporate entities.

Write-down/Write-off

When a financial asset is written down or written off, a customer balance is partially or fully removed, respectively, from the balance sheet. Loans (and related impairment allowance accounts) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans are secured, this is generally after receipt of any proceeds from the realisation of security. In circumstances where the net realisable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier.

Wrong-way risk	An adverse correlation between the counterparty’s PD and the mark-to-market value of the underlying transaction.

HSBC HOLDINGS PLC

Additional Information (continued)

Index

A

Abbreviations 281

Accounting

consolidation 215

future developments 215

policies 217

standards 214

Acquisitions 46, 62

Anti-money laundering investigations 264

Areas of special interest 107

Asia

assets 38

balance sheet data 74

by country 71, 72

constant currency/reported profit 20, 94c

cost efficiency ratios 36, 70

country business highlights 71

customer accounts 42, 74

economic background 70

financial overview 70

impairment allowances/charges 131, 132, 134

loans and advances 74

profit before tax 61, 70, 74

review of performance 72

risk-weighted assets 62

staff numbers 35, 70

underlying/reported profit 24, 94l

Asset-backed securities 143

Assets 2

by geographical region 62, 67, 74, 80, 86, 92

by global business 46, 67, 74, 80, 86, 92

charged as security 252

constant currency/reported reconciliation 40

held for sale 241

held in custody and under administration 95

liquid 150

maturity analysis 245

movement in 39

risk-weighted 3, 44, 46, 62

trading 222

Associates and joint ventures 36, 72, 254

underlying/reported reconciliation 23

B

Backtesting 159

Balance sheet

consolidated 38, 208

constant currency/reported reconciliation 40

data 38, 58, 60a, 67, 74, 80

insurance manufacturing subsidiaries 170

movement 39

Balance Sheet Management 42, 161

Bancassurance 169

Bank of Communications 254

Basis of preparation 214

Brazilian economic plans 268

Brazilian labour and fiscal claims 245

Business model 11

C

Capital

buffers 187

commitments 257

generation 194

management 193

measurement and allocation 194

overview 176

ratios 3, 176

risks 193

structure 184

total regulatory 194

Cash flows 151

consolidated statement 209

notes 253

Cautionary statement regarding forward-looking

statements 3a

Client assets 55

Collateral 252

Combined customer lending and deposits 41

Commercial Banking 50

constant currency/reported profit 20, 57f

cost efficiency ratios 36

customer deposit markets 148

management view 50

underlying/reported profit 24, 57s

Commercial real estate 120

Commitments 111

Competitive advantages 10

Compliance risk 166

Compliance with IFRSs 214

Composition of Group (changes in) 216

Concentration of exposure 136

Constant currency 19

Consumer Credit Act (UK) 244

Contents – inside front cover

Contingent liabilities contractual commitments and

guarantees 257

Copies of the Interim Report 278

Corporate governance 277

Cost items (significant) 27

Countercyclical buffer 188

Counterparty risk 181, 198

CRD IV 149, 176, 195

Credit default swap regulatory investigation and

litigation 267

Credit quality 120

Credit risk 109, 179

credit exposure 111

drivers 196

risk-weighted assets 178

Credit valuation adjustment 225

Cross-border liquidity and funding 154

Customer accounts 3, 42, 67, 74, 80, 86, 92

Customer lending and deposits (combined) 41

D

Data management 107

Dealings in HSBC Holdings shares 276

Debit valuation adjustment 225

Deferred tax 220

Defined terms – inside front cover

Derivatives 236

by product contract type 236

credit 237

exposure 111, 136

hedging instruments 238

interest rate 244

trading 237

Directors

biographies 199

board changes 5

interests 271

responsibility statement 269

Disposals 22, 46, 62

Dividends 217, 276

HSBC HOLDINGS PLC

Additional Information (continued)

E

Earnings per share 218

Economic background

Asia 70

Europe 63

Latin America 89

Middle East and North Africa 77

North America 83

Equity 38, 40

Equity securities available for sale 161

Estimates and assumptions 215

Europe

assets 62, 67

balance sheet data 67

by country 64

constant currency/reported profit 20, 94a

cost efficiency ratios 36

country business highlights 64

customer accounts 42, 67

economic background 63

financial overview 63

impairment allowances/charges 131, 132, 134

loans and advances 67

profit before tax 61, 63, 64, 67

review of performance 65

risk-weighted assets 62

staff numbers 35, 63

underlying/reported profit 24, 94k

Eurozone banking reform 191

Events after the balance sheet date 268

F

Fair values

adjustments 224

control framework 224

movements 62

of financial instruments at fair value 223

of financial instruments not at fair value 233

significant unobservable assumptions 228

valuation bases 226

Fee income (net) 29

constant currency/reported reconciliation 20

Final results 277

Financial assets

designated at fair value 235

offsetting 250

Financial crime compliance 107

Financial highlights 2

Financial instruments

at fair value 31

credit quality 120

not at fair value 233

Financial investments 43, 136, 239

Financial liabilities designated at fair value 242

offsetting 250

Footnotes 96, 172

Forbearance 126

Foreclosed properties in US 117

Foreign exchange rates 25, 38

investigations and litigation 267

Funding sources 153

Funds under management 95

G

Gains less losses from financial investments 32

Geographical regions 12

risk-weighted assets 177

Global Banking and Markets 52

ABSs classified as AFS 143

balance sheet data 60a

constant currency/reported profit 20, 57h

cost efficiency ratios 36

customer deposit markets 148

fair value adjustments 224

management view 53, 57j

underlying/reported profit 24, 57u

Global businesses 13, 45

risk-weighted assets 177

Global functions 12

Global Private Banking 55

constant currency/reported profit 20, 57k

cost efficiency ratios 36

customer deposit markets 149

underlying/reported profit 24, 57w

Global Standards 14

Glossary 284

Going concern 217, 278

Gold and silver fix-related litigation 267

Goodwill impairment 259

Governance framework 14

Group Chairman’s Statement 4

Group Chief Executive’s Business Review 6

Group Managing Directors 204

Growth priorities 48, 51, 54, 56

H

Highlights 2, 47, 50, 52, 55, 63, 70, 77, 83, 89

HSBC Finance 57q, 116, 128

HSBC Holdings 12, 164

I

Impairment

allowances and charges 133

by geographical region 131, 135

charges and other credit risk provisions 34

constant currency/reported profit 135

impaired loans 129

Income from financial instruments designated at fair value

(net) 31

Income statement

consolidated 25, 206

Information security 106

Insurance

asset and liability matching 169

balance sheet by type of contract 170

claims incurred and movement in liabilities to

policyholders (net) 34

net earned premiums 32

risk 169, 171

Interest-earning assets 28

Interest expense 29

Interest income (net) 28

constant currency/reported reconciliation 20

sensitivity 162

underlying/reported reconciliation 23

Interest rate repricing gap 164

Interim Management Statement 277

Interim Report 268

Internet crime 106

Investment criteria 13

L

Latin America

assets 92

balance sheet data 92

by country 90

constant currency/reported profit 20, 94i

cost efficiency ratios 36

country business highlights 90

customer accounts 42, 92

economic background 89

financial overview 89

impairment allowances/charges 131, 132, 134

loans and advances 92

profit before tax 61, 89, 92

review of performance 91

risk-weighted assets 62

HSBC HOLDINGS PLC

Additional Information (continued)

staff numbers 35, 89

underlying/reported profit 24, 94o

Legal proceedings 259

Leverage ratio 198

Liabilities 38

constant currency/reported reconciliation 40

financial liabilities designated at fair value 242

maturity analysis 245

movement in 39

offsetting 250

trading 242

Libor investigation 266

Liquidity and funding 148

assets of principal entities 150

contingent liquidity risk 152

management 149

regulation 149

Loans and advances

ageing analysis 125

by country/region 138, 139

by credit quality 121

by industry sector 118, 137

excluding held for sale 110

exposure 111, 136

impaired 129

mortgage lending 113, 114, 116

past due but not impaired 124

personal lending 109, 113

potential problems 142a

renegotiated 126

to banks 139

to customers 3, 67, 74, 80, 86, 92, 140

unimpaired past due 90 days or more 142a

wholesale lending 118

Loan impairment charges and other credit risk provisions 34

underlying/reported reconciliation 23

M

Madoff 260

Margin 28

Market capitalisation 1, 3

Market risk 157, 182

measures applicable to parent 164

Middle East and North Africa

assets 80

balance sheet data 80

by country 78

constant currency/reported profit 20, 94e

cost efficiency ratios 36, 77

country business highlights 77

customer accounts 42, 80

economic background 77

financial overview 77

impairment allowances/charges 131, 132, 134

loans and advances 80

profit before tax 61, 77, 80

review of performance 79

risk-weighted assets 62

staff numbers 35, 77

underlying/reported profit 24, 94m

Models 107

Monitor 15

Mortgage lending 113, 114, 116

Mortgage-related investigations (US) 262

Mortgage sales 147

N

Non-GAAP measures 19

Non-trading portfolios 139, 160

North America

assets 86

balance sheet data 86

by country 84

constant currency/reported profit 20, 94g

cost efficiency ratios 36, 83

country business highlights 84

customer accounts 42, 86

economic background 83

financial overview 83

impairment allowances/charges 131, 132, 134

loans and advances 86

profit before tax 61

review of performance 85

risk-weighted assets 62

staff numbers 35, 83

underlying/reported profit 24, 94n

Notifiable interests in share capital 275

O

Off-balance sheet arrangements 245

Offices 1

Offsets 250

Operating expenses 35

underlying/reported reconciliation 23

Operating income (other) 33

underlying/reported reconciliation 23

Operating model 12

Operational risk 165

‘Other’ segment 57, 57m, 57x

Outlook 5, 7

P

Payment protection insurance 243

Pension scheme 164

Personal lending 108, 113

Pillar 1, 2 and 3 195, 196

Preferred securities 38

Presentation of information 214, 216

Profit before tax

attributable 218

by country 64, 71, 72, 78, 84, 90

by geographical region 20, 24, 61, 63, 67, 74, 77, 80, 83,

86, 89, 92

by global business 20, 24, 46, 58, 67, 74, 80, 86, 92

consolidated 2, 25

constant currency/reported reconciliation 20, 57a

data 2

underlying 24

underlying/reported reconciliation 23, 57o

PRA buffer 188

Provisions 243

PVIF 33

R

Ratios

advances to core funding 149

capital (total) 3

common equity tier 1 3, 18

core tier 1 ratio 3

cost efficiency 2, 18, 36, 58, 63, 67, 70, 74, 80, 83, 89, 92 cost of risk 18

customer advances to customer accounts 3, 18

dividend payout 2

dividends per ordinary share 2

earnings per share 2

leverage 3, 198

LICs to total operating income 2

net assets per share 38

return on average risk-weighted assets 3, 18, 43, 47, 63,

70, 77, 83, 89

return on average total assets 3

return on equity 18

stressed coverage 150

Regulatory

capital 177, 185

capital buffers 187

investigations 102

risks 101

HSBC HOLDINGS PLC

Additional Information (continued)

source and application 183

update 190

Related parties 95

Representations and warranties 147

Repurchase agreements (repos) and reverse repos 29, 41, 111,

139, 153, 239

Reputational risk 168

Retail Banking and Wealth Management 47

constant currency/reported profit 20, 57a

cost efficiency ratios 36

customer deposit markets 148

management view 48

Principal RBWM 48, 57c, 57p

underlying/reported profit 24, 57o, 57r

Revenue

items (significant) 27

underlying/reported reconciliation 23

Review of performance 47, 50, 53, 55, 65, 72, 79, 85, 91

Risk elements in loan portfolio 142a

Risks 16

appetite 15, 18

aversion 5

business 104

capital 193

compliance 166

contingent liquidity 152

counterparty credit risk 198

credit 109

credit spread 161

data management 107

dispute 104

execution 104

factors 16

foreign exchange 164

geopolitical 101

information security 106

insurance operations 169, 171

internet crime 106

liquidity and funding 148

managing risk 100

market 157

model 107

non-trading interest rate 161

operational 165

people 105

profile 99

regulatory 101

reputational 168

social media 106

stress test 105

top and emerging 17, 100

wrong way 225

Risk-weighted assets 3, 177, 178

by geographical region 62

by global business 46

integrity 189

targets 193

underlying/reported reconciliation 44

S

Securities investment conduits 143, 152

Securities litigation 260

Securitisation 143

activity and litigation 263

Segmental analysis 257

Senior management 204

Sensitivity of net interest income 162

Share capital 38

Share capital – notifiable interests 275

Shareholder enquiries 278

Share information 38

Share option plans

Directors’ interests 272

discretionary 275

employee share plans 274

Significant items 27

Six filters 13

Spread 28

Staff numbers 35, 63, 70, 77, 83, 89

Statement of changes in equity (consolidated) 210

Statement of comprehensive income (consolidated) 207

Stock lending 153

Stock symbols 278

Strategic direction 9

Commercial Banking 50

Global Banking and Markets 52

Global Private Banking 55

Retail Banking and Wealth Management 48

Strategic priorities 1, 10

Stress testing 105, 107, 189, 193

Structural banking reform 190

Structural foreign exchange exposures 161

Sustainability (long-term) 8

Systemically important banks 187

T

Tax 37, 219

US tax and broker-dealer investigations 265

Telephone and online share-dealing service 278

Total shareholder return 3

Trading

assets 136, 222

derivatives 237

income (net) 20, 30

liabilities 242

portfolios 158

Troubled debt restructurings 142a

U

UK regulatory update 190

Underlying performance 22

V

Value at risk 158, 160

stressed 159

Value creation 8

Values 15

W

Wholesale funding 149

Wholesale lending 118

Wholesale term debt maturity profile 154

Y

Yield 28